
NatWest
Group

Serving our customers every day

NatWest Group plc

2023 Annual Report and Accounts

NatWest Group is a UK-focused banking organisation, serving over 19 million customers, with business operations stretching across retail, commercial and private banking markets.

Our 2023 reporting suite

Annual Report and Accounts



Serving our customers every day
NatWest Group plc
2023 Annual Report and Accounts

Disclosures related to our strategic performance, governance and remuneration, risk and capital management, along with our financial statements and related notes, including the independent auditor's report.

Climate-related Disclosures Report



Serving our customers every day
NatWest Group plc
2023 Climate-related Disclosures Report

Progress against our climate ambitions and Climate transition plan.

ESG Disclosures Report and ESG Frameworks Appendix



Serving our customers every day
NatWest Group plc
2023 Environmental, Social and Governance Disclosures Report

Progress on Environmental, Social and Governance (ESG) matters and our frameworks appendix, prepared with reference to industry-wide sustainability standards.

Company Announcement and Financial Supplement



Annual results
for the year ended 31 December 2023 and
Q4 2023 Financial Supplement
NatWest Group plc

Our latest company information, including our financial performance for the year.



Read more and download our reports at natwestgroup.com

On the cover: Royal Bank of Scotland Personal Banker, Laura McWhinnie, at our Lanark branch. Laura works with customers to build their financial resilience and offers personalised support. Read the story on page 35.

Inside this report

Approval of Strategic report
The Strategic report for the year ended 31 December 2023 set out on pages 1 to 69 was approved by the Board of directors on 15 February 2024.

By order of the Board

Jan Cargill
Chief Governance Officer and Company Secretary

15 February 2024

Chairman:
Howard Davies

Executive directors:
Paul Thwaite (Group CEO)
Katie Murray (Group CFO)

Non-executive directors:
Frank Dangeard
Roisin Donnelly
Patrick Flynn
Rick Haythornthwaite
Yasmin Jetha
Stuart Lewis
Mark Seligman
Lena Wilson

Serving our customers every day

We're dedicated to serving our customers. By being there throughout their lives, we can build long-term value, invest for growth and drive attractive returns for shareholders. Our focus is to continue building a great bank, powered by great people and delivering fantastic service to our 19 million customers.



Read the story on page 17.

Creating sustainable value



Read the story on page 23.



Read the story on page 35.

Our 2023 performance

Strong financial performance

Income
£14,752m
(2022: £13,156m)

Operating expenses
£7,996m
(2022: £7,687m)

Profit before tax
£6,178m
(2022: £5,132m)

Profit attributable to shareholders
£4,394m
(2022: £3,340m)

Robust balance sheet underpinning growth

Loans to customers (amortised cost)
£381.4bn
(2022: £366.3bn)

Customer deposits
£431.4bn
(2022: £450.3bn)

Loan:deposit ratio (LDR) (excl. repos and reverse repos)
84%
(2022: 79%)

Liquidity coverage ratio (LCR)
144%
(2022: 145%)

Strong capital generation

Common Equity Tier 1 (CET1) ratio[(1)]
13.4%
(2022: 14.2%)

Total capital returned to shareholders[(2)]
£3.6bn
(2022: £5.1bn)

Risk-weighted assets (RWAs)[(1)]
£183.0bn
(2022: £176.1bn)

Return on tangible equity (RoTE)
17.8%
(2022: 12.3%)

Supporting our customers

Gross new mortgage lending in Retail Banking
£29.8bn
(2022: £41.4bn)

Assets Under Management (AUM) net flows
£1.3bn
(2022: £2.0bn)

Climate and sustainable funding and financing[(*)]
£29.3bn[(3)]
(2022: £24.5bn)

Net loans to customers in Commercial & Institutional
£131.9bn
(2022: £129.9bn)

Driving efficiency

Cost:income ratio (excl. litigation and conduct)[(4)]
51.8%
(2022: 55.5%)

Operating expenses (excl. litigation and conduct)[(4)]
£7,641m
(2022: £7,302m)

Retail Banking customers exclusively using digital channels[(*)]
67%
(2022: 63%)

Commercial & Institutional customers actively using digital channels to interact with us
86%
(2022: 83%)

Delivering capital returns

Total ordinary dividend[(2)]
£1.5bn
(2022: £1.3bn)

Buybacks
£2.1bn
(2022: £2.0bn)

Dividend per ordinary share[(2)]
17.0p
(2022: 13.5p)

Increase in ordinary dividend per share[(2)]
26.0%

(1) On 1 January 2022 the pro forma CET1 ratio was 15.9% and RWAs were £176.3 billion following regulatory changes.
(2) Distributions paid and proposed. We paid a special dividend of £1.7 billion in 2022 as we returned surplus capital to shareholders. For full details of our distributions over the last five years refer to page 11.
(3) Cumulative contribution of £61.9 billion towards £100 billion between 1 July 2021 and the end of 2025 target.
(4) Litigation and conduct costs of £355 million (2022: £385 million).
(*) Within the scope of EY assurance. Refer to page 68.

Read more in our Financial Review on pages 70 to 83.

Chairman's statement



'Our capital generation remained strong, which allowed us to invest in the business and provide shareholders with attractive returns and distributions. We have created a strong track record of distributing surplus capital to shareholders and this intention has not changed; we remain committed to a ~40% pay-out ratio on distributions.'

This will be my last Chairman's statement for NatWest Group after nine years in the role. As you will have seen, the bank announced in September 2023 that Rick Haythornthwaite who joined the Board as a non-executive director in January 2024, will take over as Chair in April 2024, ahead of our AGM.

I am confident that Rick's experience and range of skills will complement and further strengthen the Board in the years to come and support NatWest Group's continued progress.

2023 has been a challenging year for some of our customers as well as for our industry and the UK's economy. Inflation remained for much of the year and we saw 14 successive interest rate rises by the Bank of England, the fastest rate cycle since the 1970s. There are now, however, some grounds for optimism. Importantly, unemployment remains low and, by the end of 2023, inflation had started to come down, albeit still remaining well above the Bank of England's 2% target.

This uncertain environment has also had implications for the stability of a number of banks, both in Europe and in the United States. In general, banks in the UK have remained resilient. At NatWest Group, we have built a robust balance sheet with strong capital and liquidity, a largely secured retail loan book and well-diversified commercial lending.

Disciplined risk management continued to underpin our strategy and helps to ensure we are well positioned for the future. We closely monitor customer activity and behaviours for signs of stress, with a focus on maintaining good credit quality.

We have seen volatility in UK banking stocks prices through 2023, as the impact of changes in customer behaviour and market dynamics were reflected in the earnings outlook. However, against this challenging economic backdrop it is pleasing that NatWest Group performed well in 2023, with continued growth in our lending and progress against our strategy. In 2023, we delivered an operating profit of £6.2 billion, with an attributable profit of £4.4 billion.

Our capital generation remained strong, which allowed us to invest in the business and provide shareholders with attractive returns and distributions. We have created a strong track record of distributing surplus capital to shareholders and this intention has not changed; we remain committed to a ~40% pay-out ratio on distributions.

'At NatWest Group, we have built a robust balance sheet with strong capital and liquidity, a largely secured retail loan book and well-diversified commercial lending.'

In 2023, we announced £3.6 billion of capital returned to shareholders, including an interim dividend of £0.5 billion and a proposed final dividend of £1.0 billion. We were pleased to complete a directed buyback of £1.3 billion in May 2023 and the £0.5 billion on-market buyback announced in July 2023 which is expected to complete in Q1 2024. At full year 2023 we announced a new on-market buy back of £300 million, which we expect to be completed by the time we announce first-half results at the end of July 2024.

We maintain capacity for further directed and on-market buy backs and will continue to consider them as appropriate. As a result of these actions, and following an extension to the UK Government's trading plan, the UK Government's shareholding in the bank reduced from 45.97% at the end of December 2022 to 37.97% by 31 December 2023.

At the Autumn Statement in November 2023, the Chancellor announced that the Treasury remains committed to exiting its stake in the bank by 2025/26 and that it will explore options for a retail investor share sale in the next 12 months. Overall, good progress has been made in recent years and we believe the UK Government's ambition to sell down its stake in NatWest Group in the next two years is in the best interests of the bank and its shareholders.

Chairman's statement continued

Following the departure of Alison Rose as our Group Chief Executive Officer in July 2023, we welcomed Paul Thwaite as our Chief Executive Officer for an initial period of 12 months. He had been identified as her immediate successor six months before and took over at once, which stabilised the bank at a difficult time.

As is appropriate, it has fallen to my successor to manage the process of appointing a permanent CEO, supported by the Group Nominations and Governance Committee. The succession process has been completed and I am very pleased to see Paul secure the appointment. We can now look ahead to the future knowing we have both an incoming Chair and CEO with proven skills and who care deeply about this business and its customers.

To understand the facts of what happened in relation to customer decision-making during the summer of 2023, the Board commissioned the legal firm, Travers Smith, to conduct an independent review over two phases. We have now received and published the findings of the independent review. Furthermore, the bank is committed to implementing all of the recommendations made by Travers Smith and we are making changes to our policies and procedures to deliver better, more consistent outcomes for customers. The Board also decided on how these findings would impact Alison Rose's remuneration, which we announced to the market in November 2023.

As well as changes to our management, a number of changes were made to the Board during the year. Mike Rogers and Morten Friis stepped down as directors on 25 April and 31 July 2023 respectively. I would like to record our thanks to them for their significant contributions to the Board during their tenures. Stuart Lewis was appointed as a director on 1 April 2023, succeeding Morten Friis as the Chair of the Group Board Risk Committee on 1 August 2023.

Graham Beale, who became the Senior Independent Director of NatWest Holdings Limited in 2018, also stood down on 31 August 2023. We thank him for his excellent work in that role. Mark Rennison joined the Board of NatWest Holdings Limited as an independent non-executive director and became a member of the NatWest Holdings Audit Committee, with effect from 1 September 2023. Mark joined the NatWest Holdings Performance & Remuneration Committee in December 2023.

In July 2024, Geeta Gopalan will join the Board as an independent non-executive director. Geeta will be a valuable addition, bringing substantial financial and banking expertise, combined with a strong track record as a plc non-executive director.

My own intention to step down from the Board before I reached my nine-year tenure in July 2024 was disclosed at our AGM in April 2023.

The bank my successor inherits is very different to the one I joined in 2015. NatWest Group has returned to profitability, is more customer focused and is fundamentally stronger, delivering strong returns and regular distributions to shareholders. Despite the economic uncertainty that we have experienced in recent years, we remain well positioned to stand by our customers, to continue growing our lending responsibly and to play a vital role in the UK economy.

I am proud of what we have achieved over the past nine years and I wish Paul and Rick every success in this next chapter in NatWest Group's history.

Howard Davies
Chairman

> 'In 2023, we announced £3.6 billion of capital returned to shareholders, including an interim dividend of £0.5 billion and a proposed final dividend of £1.0 billion.'

Group Chief Executive's review



'Our leading positions across our three customer businesses, and 19 million customer base provide strong foundations on which to create further long-term value for shareholders and make a meaningful contribution to the UK economy.'

Overview

NatWest Group performed well in 2023, delivering for our customers, our shareholders, and the wider UK economy.

Despite the macroeconomic uncertainty, our customers remained resilient, navigating both inflation and rising interest rates. Throughout the year, we supported them to manage their finances, meeting our goal to help 2 million customers save over £100 for the first time[(1)], and lent an additional £9 billion to the UK economy. Our investment in digital and data capabilities continues to make it easier for our customers to manage their money, and for our colleagues to provide great service.

As we look to 2024 and beyond, I am optimistic about the opportunities ahead for NatWest Group, building on our UK heritage, leading customer businesses, deep regional connections and financial strength. It is therefore an honour to be asked to lead the bank and to have the opportunity to shape the future of NatWest Group.

Business performance

Our overall operating profit of £6.2 billion was up 20% on 2022 and our return on tangible equity was 17.8%, compared with 12.3% at the end of 2022. Income, excluding notable items, was up 10% on 2022 at £14.3 billion, with total expenses up 5%.

Our disciplined approach to capital allocation and balance sheet management delivered attractive returns and distributions for our shareholders in 2023. We announced £3.6 billion of capital returns to shareholders, including an interim dividend of 5.5p at the half year and a proposed final dividend of 11.5p, bringing the total for 2023 to 17.0p, representing a 26% increase on 2022.

Our business performance was grounded in helping customers. In 2023, we increased our lending to customers by £9 billion, opened over 100,000 new start-up accounts for entrepreneurs, and over a million new personal current accounts, as well as helping 379,000 Retail banking customers to buy or re-mortgage their home.

We also made progress against our Climate transition plan in 2023, helping to build a more sustainable economy. We are working to support our customers' transition to net zero across a range of sectors and we have been a leading loan arranger to the UK power infrastructure[(2)] and renewables sector over the last 10 years[(3)]. We have now provided £61.9 billion in climate and sustainable funding and financing against our target of £100 billion between 1 July 2021 and the end of 2025.

'Our overall operating profit of £6.2 billion was up 20% on 2022 and our return on tangible equity was 17.8%, compared with 12.3% at the end of 2022.'

Supporting our customers

During a year of macroeconomic uncertainty, we focused on supporting our customers to better manage their finances. In 2023, we helped six million customers by conducting financial health checks, providing improved personal insights on credit scores, and helping customers to save for the first time. We were also one of the first high street banks to sign up to the Mortgage Charter in July 2023 to ease the pressure of increasing mortgage costs, and we allowed our customers to lock in their next mortgage up to six months before the end of a fixed-rate deal.

Over 1.5 million new savings accounts were opened in 2023. By making our fixed term savings accounts available to more people, including those without an existing account with NatWest Group, and providing a broad range of flexible savings accounts, we met our goal to help two million people save more than £100 for the first time.

We are the biggest supporter of UK businesses, serving more than 1.5 million businesses across the country. During 2023, our extensive network of relationship managers continued to help corporate customers grow, manage costs, find the right funding solutions, and reduce risk in volatile markets. In the context of macroeconomic volatility, we also provided centralised resources such as a cashflow tool, energy calculator and supply chain navigator to manage costs, in response to business customers' demand for help on managing high energy prices. In response

(1) 2020 goal: To help two million customers save over £100 for the first time with NatWest Group since 2020.
(2) Power infrastructure comprise battery storage, electricity distribution, electricity smart meter and electricity transmission.
(3) NatWest Group ranked first among Loan Arrangers by deal value for the period 2014-2023. Source: Infralogic 31 December 2023.

to broader concerns from our SME customers, we collaborated with the Federation of Small Business to give them access to independent support and advice on topics such as obtaining funding and managing late payments.

Our 19 million customer base means we are well-placed to support our customers to make sustainable choices, while driving value and growth from the commercial opportunities arising from the transition to a net-zero economy. Through initiatives such as partnering with WWF-UK and food manufacturer McCain we are reducing financial barriers for farmers transitioning to sustainable agricultural practices. Through Lombard, no.1 in UK asset finance, we supported customers with financing for electric vehicles, renewables, and cleaner energy alternatives.

Simple for customers

We want to make it easier for customers to do business with us and are investing in technology and partnerships to be a simple, safe, and smart bank, driven by data and digital innovation.

In 2023, our Retail Banking mobile app was used by more than 9.8 million customers and there were 10.9 million active digital users[(4)] of our online and mobile banking platforms. 94% of our retail customer needs are now met digitally – up from 53% in 2019. In Commercial & Institutional, 86% of customers are now actively using digital channels to interact with us, and our innovative card and payments solution, Tyl, continued to grow. We were one of the first banks to offer Apple and Android Tap to Pay, a low-cost service removing the need for businesses to use hardware to accept payments.

We are also making it easier and quicker for our business customers to access financing with the launch of a new online lending platform, enabling customers to apply for a loan digitally in a matter of minutes.

By harnessing digital capabilities, we have also improved our customer service and productivity. In 2023, we collaborated with technology partners to responsibly use artificial intelligence (AI) to enhance customer engagement and improve efficiency. This led to the development of new AI capabilities, analysing customer behaviour to help us detect scams and fraud earlier to reduce financial loss.

(4) An active digital user is a customer who has accessed either their online banking platform or mobile banking app.

Investing for the future

As set out in our Investment Case (refer to page 10), we have capacity for disciplined growth across our three customer businesses. Our focus is on delivering long-term value for our shareholders by putting our customers at the heart of our strategy and deepening our relationships with them to better meet their needs. Using data and technology will make the business more efficient and effective, making it easier for our customers to do business with us and improving engagement and productivity for our colleagues. Accompanied by a disciplined approach to cost, investment, and capital allocation, I am confident that these actions will deliver long-term sustainable value for our customers, shareholders, and the wider UK economy.

Building our team and culture

It is clear to me that our people are at the heart of our business, and I am grateful to our colleagues for their hard work, enthusiasm, and dedication throughout 2023. We have an engaged and resilient colleague base, and I am particularly pleased that our colleagues feel proud to deliver a great service to our customers.

We are also continuing to invest in future talent by providing colleagues with the skills and capabilities to fulfil their potential and build a high-performing culture. This includes offering reskilling programmes to build skills in software and data engineering, testing automation and human-centred designs, supporting future talent through our early career programmes and developing a new approach to performance management. These initiatives are equipping our people with the tools and opportunities to develop their own careers.

Conclusion

Our leading positions across our three customer businesses, and 19 million customer base provide strong foundations on which to create further long-term value for shareholders. In 2024, we will focus on disciplined growth, improving bank-wide simplification to make it easier to do business with us, and deploying capital efficiently while maintaining strong risk management to drive strong capital generation. This will enable us to continue supporting our customers, reinvest in the business, generate attractive distributions to shareholders, and make a meaningful contribution to the UK economy.

Paul Thwaite
Group Chief Executive Officer

> ‘We want to make it easier for customers to do business with us and are investing in technology and partnerships to be a simple, safe, and smart bank, driven by data and digital innovation.’

The economic outlook remains uncertain. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on our current expectations for interest rates and economic activity.

Outlook[1]

In 2024 we expect:

- to achieve a return on tangible equity of around 12%.
- income excluding notable items to be in the range of £13.0-13.5 billion.
- NatWest Group operating costs, excluding litigation and conduct costs, to be broadly stable compared with 2023.
- our loan impairment rate to be below 20 basis points.

In 2026 we expect:

- to achieve a return on tangible equity for the NatWest Group of greater than 13%.

Capital

- target a CET1 ratio in the range of 13-14%.
- expect RWAs to be around £200 billion at the end of 2025, including the impact of Basel 3.1, however this remains subject to final rules and approval.
- expect to pay ordinary dividends of around 40% of attributable profit and maintain capacity to participate in directed buybacks from the UK Government, recognising that any exercise of this authority would be dependent upon HMT's intentions. We will also consider further on-market buybacks as appropriate.

(1) The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Our strategic framework

Serving our customers every day

We champion potential, helping people, families, and businesses to thrive.

Our strategy is to grow our business by anticipating and meeting our customers' needs, using data and technology to ensure we are simple to deal with, alongside a disciplined approach to cost, investment and capital allocation. Together these actions aim to deliver sustainable long-term value for our shareholders.


Supporting customers at every stage of their lives


Simple to deal with


Sharpened capital allocation


Powered by people, technology, innovation and partnerships

Read more on pages 18 and 19.

We are informed by the needs of our stakeholders

We aim to balance the different interests of our stakeholders in all decision-making


Customers
Investors
Colleagues
Regulators
Communities
Suppliers

Read more on pages 26 to 43.

Our values are central to how we work together to deliver our strategy

Inclusive
Curious
Robust
Sustainable
Ambitious

Creating a positive impact

From supporting the day-to-day financial needs of 19 million customers to the other positive impacts we can have



Climate

We have made helping to address the climate challenge and supporting our customers in their transition to net zero a key strategic priority.

Read more on pages 48 to 59 and in our 2023 Climate-related Disclosures Report.



Enterprise

Our ambition is to remove barriers to enterprise and to provide businesses in the UK the support they need to grow.

Read more on pages 44 to 47 and in our 2023 ESG Disclosures Report.



Learning

We are helping people to take control of their finances, to make the most of their money, safely and securely – now and in the future.

Read more on pages 32 to 33 and in our 2023 ESG Disclosures Report.

Our investment case

Our focus is on creating sustainable long-term value for our shareholders

With strong market positions across our three customer businesses, we have solid foundations on which to build and capacity for disciplined growth, positioning us well for 2024 and beyond. We are focused on continuing to simplify the business and controlling costs while actively managing our balance sheet so that we generate capital, allowing us to both deliver returns to shareholders and reinvest in the business.


Retail Banking
Private Banking
Commercial & Institutional
Leading positions in an attractive UK market serving 19 million customers
Disciplined growth
Simplification and cost efficiency
Serving our customers well
Reinvestment into the business
Active balance sheet and risk management
Strong capital generation
Attractive returns to shareholders
We expect a return on tangible equity of greater than 13% in 2026
Target an ordinary dividend payout ratio of ~40% with capacity for share buybacks
Underpinned by a robust balance sheet
Target a CET1 ratio in the range of 13-14%

Shareholder value

We have a strong track record of returning surplus capital to shareholders and remain committed to a ~40% payout ratio with capacity for buybacks whilst operating within our 13-14% CET1 ratio target range.


£3.6bn
Shareholder distributions in 2023(1)
Shareholder distributions 2019– 2023 (£bn)(1)
2023
1.5
0.8
1.3
£3.6bn
2022
1.3
1.7
0.8
1.2
£5.1bn(2)
2021
1.2
1.5
1.1
£3.8bn
2020
0.4
£0.4bn(6)
2019
0.2
1.5
£1.7bn(6)
Ordinary dividend
Special dividend
On-market buyback
Directed buyback
17p
Ordinary dividend per share in 2023, up 26% on the prior year
Ordinary dividend per share (pence)(1)
Ordinary shares outstanding(3) (bn)
UK Government ownership(3) (%)
2023
5.5
11.5
17.0p
8.8bn
37.97%
2022
3.5
10.0
13.5p
9.7bn
45.97%
2021
3.0
7.5
10.5p
11.3bn
52.96%
2020
3.0
3.0p(6)
12.1bn
61.91%
2019
2.0
2.0p(6)
12.1bn
62.09%
Interim dividend
Final dividend
Shareholder returns for the three years 2021-2023
£12.5bn
total distributions to shareholders(1) including
£5.8bn
ordinary and special dividends(2)
£6.7bn
share buybacks
49.7%(4)
Total shareholder return
28%
reduction in share count(7)
UK Government's shareholding reduced to
37.97%
at the end of December 2023
£1.8bn
returned to the UK Government in 2023(5)

(1) Paid and proposed.
(2) Does not cast due to rounding.
(3) As at 31 December.
(4) Source: Bloomberg.
(5) Includes 2022 final dividend, 2023 interim dividend and directed buyback executed in May 2023.
(6) In response to a formal request from the Prudential Regulation Authority, during the COVID-19 pandemic, the Board cancelled the final ordinary and special dividend payments in relation to the 2019 financial year. In 2020, NatWest Group plc decided not to undertake interim dividend payments or share buybacks.
(7) Over the three year period since 31 December 2020.

Our business model

We are a UK-focused bank, serving over 19 million customers.

Our key relationships and resources

Relationships:

- Strong and deep customer relationships so we can help them thrive.
- Providing our colleagues with the capabilities and future skills they need to fulfil their potential.
- Creative and innovative partnerships across the organisation.
- Strong links to communities.
- Diversifying our supply chain, ensuring focus on minority-owned, women-owned and socially/environmentally aware businesses.

Resources:

- Strong balance sheet and financial position with active balance sheet and risk management.
- Targeted investment in data, technology, and digitalisation to develop infrastructure.
- A highly engaged, customer-focused, diverse workforce with significant expertise and experience.

What we do

Our corporate governance framework helps support the effective implementation of our strategy and decision-making, and promotes long-term sustainable success:

Retail Banking

Through the NatWest, Royal Bank of Scotland and Ulster Bank NI brands we provide a comprehensive range of banking products and related financial services including current accounts, mortgages, personal unsecured lending and personal deposits.

Private Banking

We provide private banking and wealth management services to UK-connected high-net-worth individuals and their business interests through the Coutts brand. As the Investment Centre of Expertise for NatWest Group, we service all client segments across Retail, Premier and Private Banking.

We earn income from interest charged on lending to our customers and fees from transactions and other services.

Commercial & Institutional

We provide the expertise and tailored solutions needed by businesses, from entrepreneurs through to large corporate organisations, multi-nationals and financial institutions.

Refer to pages 44 to 47 and 78 to 81 for our segment performance.



Our strengths

Our distinct strengths collectively create a strong organisation:

- We are the primary banking relationship[(1)] for 74% of our retail customers.
- c.10% growth in customers investing digitally, with £40.8 billion Assets Under Management and Administration (AUMA) across our Private Banking segment.
- 94% of our Retail Banking customer needs are now met digitally (up from 53% in 2019).
- 86% of our Commercial & Institutional customers use digital channels to interact with us (up from 76% in 2019).

(1) Where the customer initiated Money Transmission Account debit and credits and credit card debits is >=10 for the month across all accounts held. Student accounts >=5, youth accounts >=2.

Our stakeholders



Investors – We have an active programme of engagement with institutional and private shareholders, alongside fixed-income investors, and will continue to help support the reduction of the UK Government investment in NatWest Group.

Customers – We want to know what our customers think about us and actively seek feedback from them across all our operations. It helps us better understand their needs and improve the products and services we offer.



Colleagues – By supporting our colleagues in what they do and by striving to make NatWest Group a great place to work, we can champion their potential and collectively deliver our strategy.



Regulators – We understand the need to have an ongoing, constructive and open dialogue with all relevant regulatory bodies and embed this in our business as a priority.



Communities – As a leading bank in the UK, we believe we can make a real and positive difference to people's lives.



Suppliers – We are committed to creating a diverse and responsible supply chain, being fair and transparent with our suppliers and to reach net zero by 2050 across our operational value chain.



Refer to our stakeholder focus areas on pages 30 to 43 for information on how we engage with all our stakeholders.

Our business model continued

Strong businesses with capacity for growth

Retail Banking
Youth to mass affluent

Private Banking
Affluent to high net -worth

Commercial & Institutional
Start-ups to large corporates and financial institutions

Multi-channel brands serving our 19 million customers


NatWest

Royal Bank of Scotland

Ulster Bank


Coutts


NatWest

Royal Bank of Scotland

RBS International

Strong market positions with extensive product and service offering

Retail Banking			Private Banking			Commercial & Institutional		
15.6% share of current accounts[(1)]	**12.7%** share of UK mortgages[(2)]	**6.3%** share of unsecured lending[(3)]	**Award-winning** UK Private Bank	**£41bn AUMA**	**Cushon** Extending our capabilities to workplace pensions	**25%** share of deposits[(4)]	**20%** share of lending[(5)]	**~19%** share of UK start ups[(6)]

Delivering strong returns in 2023

Retail Banking			Private Banking			Commercial & Institutional		
£5.9bn income	**£61.6bn** risk-weighted assets	**23.8%** return on equity	**£1.0bn** income	**£11.2bn** risk-weighted assets	**14.8%** return on equity	**£7.4bn** income	**£107.4bn** risk-weighted assets	**15.4%** return on equity

Creating value for our stakeholders

- **300,771[(*)]** Interventions delivered to start, run and grow a business[(7,8)]
- **15,553** Young people supported through CareerSense
- **1.1m** Young people reached through MoneySense[(8)]
- **£11.1m[(*)]** Direct community investment[(8)]
- **93%** Our View colleague survey inclusion score[(8)]
- **0.6m** Financial Health Checks delivered[(8)] (includes Digital Financial Health Checks)
- **£3.8m** raised for good causes and over 125,000 hours volunteered[(8)]
- **£3.6bn** capital returned to shareholders

(*) Within the scope of EY assurance. Refer to page 68.
(1) Current account stock. Full year 2023 share based on November 2023 CACI data.
(2) Stock share of Retail Banking and Private Banking mortgages, calculated as a percentage of Monthly amounts outstanding of total sterling net secured lending to individuals (in sterling millions) not seasonally adjusted as per December 2023 BoE data.
(3) Based on Unsecured lending including Cards, Loans, Overdrafts and central items calculated as a percentage of Monthly amounts outstanding of total (excluding the Student Loans Company) sterling net unsecured lending to individuals not seasonally adjusted based on Dec'23 BoE data.
(4) Based on customer deposits (£bn) for Commercial & Institutional excluding NatWest Markets and RBSI, calculated as a percentage of M4 liabilities for Private Non-financial Businesses (PNFC's) as per December 2023 Bank of England data.
(5) Based on gross loans and advances to customers at amortised cost for Commercial & Institutional excluding NWM and RBSI, calculated as a percentage of monthly amounts outstanding of sterling and all foreign currency loans to SMEs and large businesses as per December 2023 Bank of England data.
(6) Based on the % of 647 businesses, less than two years old, that name a NatWest Group brand as their main bank (19%). Source: MarketVue Business Banking from Savanta, YE Q4 2023. Data weighted by region and turnover to be representative of businesses in Great Britain.
(7) Represents approximate number of interventions delivered and individuals supported through enterprise programmes during 2023, which is based upon data provided by third parties.
(8) For further details refer to the Stakeholder focus areas on pages 26 to 43.

Market environment

Adapting to evolving market trends

The environment we operate in is constantly changing. Understanding the multiple influences on our business and our customers enables us to be prepared for change, respond quickly and create value for the long term.


us
an
Have a video chat
could help you

Read more about our support for customers on pages 32 to 34.

Economy

Overview

2023 saw UK inflation start at very high levels of over 10% before falling through the year. Monetary policy was tightened substantially with the Bank of England's base rate reaching 5.25% in August 2023. Interest rates rose for customers across most markets. These changes prompted a slowdown in the housing market with lenders' indices of house prices falling. They also drove a shift into retail fixed-term saving products where balances grew rapidly. Businesses also managed their cash flows more tightly resulting in a weak environment for lending and falling deposit balances in the corporate sector. Business confidence fluctuated through the year, while wage growth was strong by historical standards and the number of job vacancies reduced. Sterling strengthened against both the US dollar and the euro, whilst the FTSE 100 index of shares closed modestly higher than it opened in 2023.

Our response

High interest rates and the rising cost of living have forced many people to re-evaluate the way they spend and save. In response to the changing needs of savers, we increased the interest rate on all variable savings products in 2023 and made our Fixed Term Savings Accounts available to more people, including those without an existing account with NatWest Group.

We also spent time thinking about how we better communicate and engage with customers. In particular, through our digital platforms, to make sure that as rates changed we could provide customers with timely, personalised information. Support to our mortgage customers has included forbearance, breathing space (no charges or contact for 60 days while the customer is encouraged to seek money advice), repayment plans, or if it's a right and affordable option for the customer, extending a mortgage term to spread payments, or a temporary switch to an interest-only mortgage.

To support our business customers with high energy costs and deal with ongoing financial pressures, we launched a business Cost of Living Hub, providing helpful resources such as a free cash flow tool, energy calculator, supply chain navigator, sector support, and workplace wellbeing resources. We also announced a £1 million collaboration with the Federation of Small Businesses to provide NatWest Group business customers with access to independent support and education, covering areas such as getting ready for funding and managing late payments. During 2023, our extensive network of relationship managers continued to help our corporate business customers to grow stronger, manage costs, find the right funding solutions and reduce risk in volatile markets, including internationally.

Market environment continued

Technology, data and digital services

Overview

Business models and customer behaviours continue to evolve rapidly as the role of technology – in how our customers communicate, shop, do business and bank – continues to grow and progress at pace, with more sophisticated technology becoming available, in particular in the field of artificial intelligence (AI). We recognise the growing role of technology for our customers, suppliers and colleagues in everything from remote working and learning, to accessing and delivering goods and services.

Our response

We continued the digital transformation of our systems in 2023 to make it easier for customers to access our services when and where they want. Through our payments service Tyl, we were one of the first banks to offer Apple and Android Tap to Pay, a low-cost service removing the need for any hardware to accept payments. For our Retail Banking customers, we further developed our mobile banking app and we’re using data ethically to better understand our customers’ needs and behaviours. This is to help keep their money safe, as well as offer personalised insights to support their financial wellbeing.

We’re also focusing on how we use AI and machine-learning technologies safely and ethically to improve the support we can offer to our customers and ensure that our use of data continues to be secure, accountable, fair and ethical. In September 2023, we announced the expansion of our collaboration with Amazon Web Services Inc. to accelerate the use of, and develop, responsible AI products to help customers manage their financial wellbeing through personalised support. Through the collaboration, we have developed AI models that analyse customer behaviour and help us to detect if customers are being scammed, allowing us to intervene more quickly and reduce financial loss.

We also, announced in November 2023, a collaboration with IBM on a generative AI initiative with enhancements to our virtual assistant Cora. This will provide our customers access to a wider range of information through conversational interactions with Cora+. We aim to harness the power of responsible and ethical AI to form part of our wider strategy, collaborating with IBM and other experts to help our customers achieve financial wellbeing through personalised support.

Cyber threats and digital security

Overview

Cyberattacks pose a constant risk to our operations, both directly in relation to our own digital estate and indirectly to our supply chain. Cybercrime continues to evolve rapidly, including geopolitical, ransomware and vulnerability management threats. Attacks may come from individuals or highly organised criminal groups intent on stealing money, sensitive data or potentially holding organisations to ransom.

Through the COVID-19 pandemic, consumers quickly became increasingly reliant on digital channels and fraudsters responded just as quickly. In 2023, research commissioned by NatWest Group, combined with our own data, showed that almost two-thirds (63%) of people feel apprehensive about their financial online safety – with 60% worried about losing money to a scammer online. The importance of digital security, in both keeping our customers safe from criminals and ensuring the bank is compliant with regulatory and legal requirements, is paramount.

Our response

We use biometric security features to help make online banking more secure for our customers, deploy rigorous due diligence on third parties and work to protect and educate our colleagues and customers on fraud and scam activity. We regularly review, measure and test controls. In 2023, we created a ‘Security Profile’ tool on our mobile banking app that offers customers tailored security features and content designed to keep them safe.

To provide service continuity for customers and limit disruption, we monitor and assess a diverse and evolving array of external and internal threats. We also develop, strengthen and adapt our existing control capability to absorb and adapt to disruptions that could impact our customers.

While new technological advances, such as machine learning, bring new security challenges, they can also offer significant business opportunities when used safely. In addition to the standard security assessments performed on new technologies, our Digital Security team is working closely with the NatWest Group Artificial Intelligence Centre of Excellence and third parties to support their safe and secure deployment.

Market environment continued

Climate change

Overview

Climate change and environmental degradation are inextricably linked, and each require immediate and significant action to avert potentially irreversible impacts.

Climate and nature-related risks have the potential to affect asset values, operational costs and business models, not only through increasing frequency and severity of extreme weather events and biodiversity loss, but also as the transition to a net-zero economy accelerates.

These risks, transmitted through the economy to NatWest Group, continue to evolve, reflecting increasing regulatory, legislative, political and societal change. Likewise, our response continues to develop.

Our response

We have an ambition to be net zero across our financed emissions, assets under management and operational value chain by 2050, aligned with the UK's legal commitment to be net zero by 2050. We continue to support our customers' transition to a net zero economy and monitor further developments, including progress on supplier and fund decarbonisation. During 2023, we continued to implement our Climate transition plan, focusing on prioritising climate-related opportunities based on their relative commercial and decarbonisation potential to support our customers and the wider economy transition to net zero. We also recognise the role of partnerships and collaborations in the transition to net zero. We have now provided £61.9 billion in climate and sustainable funding and financing against our target of £100 billion between 1 July 2021 and the end of 2025. We have now analysed 90% of our loans and investments exposure as at 31 December 2022 for Scope 3 category 15 financed emissions and reduced our Scope 1 and location-based Scope 2 own operations emissions by 54% against a 2019 baseline.

The achievement of NatWest Group's Climate transition plan has a significant dependency on factors and uncertainties beyond our direct control, including timely and appropriate UK Government policies, technology developments, as well as supplier, customer and societal response. Delays to a range of net zero-related UK Government policies indicate the pace of implementation is slower than required for the net-zero transition as outlined in the UK Committee on Climate Change's sixth carbon budget issued in 2020. As a result, NatWest Group considers achievement of the following ambitions increasingly challenging: (i) 50% of our mortgage portfolio to have an EPC rating of C or above by 2030 and (ii) to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline.

Read more on pages 48 to 59 and in our 2023 Climate-related Disclosures Report.

Regulation

Overview

We operate in a highly regulated market which continues to evolve in scope. Areas of current regulatory focus include delivering good customer outcomes, in particular, the introduction of the Financial Conduct Authority's (FCA) new requirements for a Consumer Duty, which expands its rules and principles to require firms to provide better consumer protection.

Our response

We constantly monitor regulatory change and work with our regulators to help shape those developments that materially impact the bank, responding when necessary either bilaterally or in partnership with one of our affiliated industry bodies. We implement new regulatory requirements where applicable and use our frequent engagement meetings with regulators to discuss key regulatory priorities. Focus areas in 2023 were:

- The implementation of the Smarter Regulatory Framework following Royal Assent of the Financial Services and Markets Bill.
- Climate change and the development of the regulatory framework for sustainable finance (IFRS S1 & S2).
- Fraud and financial crime, with a focus on protecting customers from ever more sophisticated scams.
- Capital and liquidity management, including the UK's approach to the implementation of Basel 3.1.
- Following the European Central Bank's (ECB) approval of the NatWest Group's dual intermediate EU parent undertaking (IPU) structure, the ongoing consolidated direct supervision by the ECB for our five subsidiary entities in Europe, commenced on the 1 January 2024.
- The risks and opportunities presented by 'Big Tech' companies' entry into the retail financial services sector.
- Responding to the consultation on improving diversity, equity and inclusion in financial services, through policy developments focused on improved data collection and reporting, and the use of targets for representation.

Read more about how we've responded to the implementation of the Consumer Duty on page 40.

Helping UK businesses to grow

For Mikael Rosen, Relationship Director in Corporate & Commercial Banking, great service is about understanding our customers' needs...

Businesses come in all shapes and sizes. They face different challenges as they evolve and need different support as they grow.

As a relationship manager, I've learned that there's never a one-size-fits-all approach to helping our business customers. Often, it's about providing a wide range of support, from meeting a business's everyday banking needs to assisting with its longer-term goals for growth.

In 2023, it was great to continue our work with South Coast Insulation Services (SCIS), a national, Trustmark-accredited energy efficiency provider.

The business is ambitious about its growth journey and the role it could play in improving energy efficiency in the UK housing and property market. To support this, in 2023 SCIS acquired Cotswold Energy Group, a renewable energy specialist offering solar, ground and air source heat pumps, and electric vehicle solutions.

We supported SCIS with the acquisition, providing a £6 million revolving credit facility to fund the transaction. We've worked with the customer for a long time and been able to build a good relationship. Our knowledge of the company meant that we could structure a deal which suited SCIS's business model and expansion plans, providing funding for growth and supporting its working capital needs. We have since further supported SCIS, providing asset finance as it continues to scale its operations and national coverage.

As one of the biggest banks for businesses in Great Britain, I like to think we champion our business customers by working with them to understand their needs, finding the right solutions to help them grow.


Serving our customers every day
SCIS

Supporting business in 2023

101,700
start-ups supported

95.1 million
Tyl payments processed

24 months
of free everyday business banking provided by our Current Account Switch Service launched in 2023

over 1,300
entrepreneurs supported via the NatWest Accelerator

Delivering our strategy

It's our focus on our strategic priorities that underpins our progress. Our business is resilient and we're supporting growth with our long-term investment plans and our digital transformation.



Supporting customers at every stage of their lives

We believe that sustainable growth will come from building closer relationships with our customers and our ability to better serve them at every stage of their lives.

Progress in 2023

- We continue to help future generations develop good money habits through our Youth accounts – including Rooster Money – which have now grown to over 574,000 customers, a 1-in-5 share of the youth market.(1)
- In 2023, we helped c.6 million(*) Retail Banking customers with their financial wellbeing. We also carried out over 300,000(*) business support interventions through initiatives such as Dream Bigger and Business Builder, providing advice to help start, run or grow a business.
- In 2023, we increased our lending to customers by £9 billion, up 3% compared with 2022.
- To help our customers feel more money confident, have greater control of their day-to-day finances and plan for the future, we launched the Insights feature in our Retail Banking mobile app in November 2023. The feature had 3.6 million users at the end of 2023.
- As a committed champion of new businesses, we supported 101,700 start-ups finance their operations in 2023.



Outcome

We can leverage the expertise we have across our bank to deliver products and services that are relevant throughout the lifecycles of our customers.



Simple to deal with

By being simple to deal with we will improve both customer journeys and colleague engagement, providing an easier and more intuitive banking experience. Our focused investment allows us to further simplify processes and deliver cost efficiency.

Progress in 2023

- As one of the first banks in the UK to offer Apple and Android Tap to Pay, we made payments easier, faster and cheaper for businesses in 2023 by removing the need for hardware and providing a low-cost, pay-as-you-go service.
- More than 100,000 customers now invest through our digital investment service provided by the Coutts Investment Centre of Expertise and over 93% of payments in Private Banking are now made digitally.
- We now have 10.9 million(*) active digital users(2). We have 9.8 million(*) customers who have accessed the Retail Banking mobile app and 3.5 million(*) customers who have accessed online banking in 2023.
- In 2023, Cora, our AI virtual assistant, handled 10.8 million(*) Retail Banking conversations, almost half of which required no human input.
- We have created 17.2 million positive interactions with customers through personalised messages.



Outcome

Through understanding our customers better and being simple to deal with we can offer more relevant products, more quickly and at the right time.

(1) As at October 23 (latest available), Sources: CACI – UK youth flow share (11-18 years old) cash card and no overdraft; NatWest Rooster Money (11+ years old) accounts opened (12 months rolling).
(2) An active digital user is a customer who has accessed either their online banking platform or mobile banking app.
(*) Within the scope of EY assurance. Refer to page 68.

Delivering our strategy continued



Sharpened capital allocation

Through balance sheet growth we use our capital to invest in the people and infrastructure of our organic business. This allows us to react to regulatory change and to distribute capital to our shareholders while operating in a 13–14% CET1 ratio range.

Progress in 2023

- Our capital generation remained strong in 2023 and as a result, £3.6 billion shareholder distributions were paid and proposed in 2023.
- We invested £1.3 billion in our business during 2023 across growth, simplification, technology enablement and keeping our business safe and secure.
- Our continuing exit from the Republic of Ireland has resulted in a reduction in RWAs during 2023 from £5.4 billion to £1.4 billion, with the close-down process substantially complete. The sale of performing tracker and linked mortgages to AIB announced in Q2 2022 is now 79% complete. The remaining migration is expected to occur during 2024. Meanwhile, the sale of the portfolio of mostly non-performing mortgages, unsecured personal loans and commercial facilities to CarVal announced in Q3 2023 is now 71% complete. Two further migrations will take place during 2024 to complete this transaction. In addition, the sale of non-tracker mortgages, micro-SME loans and the Asset Finance business to Permanent TSB Group Holdings plc was completed in 2023.
- We have now provided £61.9 billion in climate and sustainable funding and financing (£29.3 billion in 2023[*]) towards our £100 billion target between 1 July 2021 and the end of 2025.



Outcome

We aim to continue to deploy our financial capital to create value for our stakeholders and society over the long term as well as generating sustainable returns.



Powered by people, technology, innovation and partnerships

We need to continually evolve our capabilities, investing in people, technology and partnerships so we can be a simple, safe and smart bank that is driven by data and digital innovation.

Progress in 2023

- In June 2023, we completed our acquisition of a majority shareholding in the workplace savings and pensions fintech, Cushon. The acquisition enables us to offer a suite of financial wellbeing services to our Commercial & Institutional and Private Banking customers.
- To reduce financial barriers for farmers transitioning to sustainable agricultural practices, we announced strategic partnerships with WWF-UK and with food manufacturer McCain.
- In collaboration with the University of Edinburgh, NatWest Group announced in June 2023 the investment of £2 million to create a Centre for Purpose-Driven Innovation in Banking.
- In November 2023, we announced the launch of our Home Energy Hub – a one-stop shop for home energy improvements, enabling customers to connect to an ecosystem of suppliers including British Gas, TrustMark, Vibrant, Wickes and Snugg.



Outcome

By scaling new and existing relationships through technological and digital expertise, we aim to meet our customers' evolving needs and fulfil our growth ambitions.

Learn more about our strategy



How we measure our progress: refer to our Key performance indicators on pages 20 to 22.
How we shape our decisions: refer to our Market environment section on pages 14 to 16.
How we balance our actions: refer to our Risk management overview section on pages 60 to 65.
How we reward for progress: refer to our Annual remuneration report on pages 141 to 161.

(*) Within the scope of EY assurance. Refer to page 68.

Key performance indicators

Measuring our performance

Financial measures

Income (excluding notable items)


2023 £14,339m
2022 £13,061m
2021 £10,184m

Expect total income excluding notable items to be around £14.8 billion in 2023.

Our performance

Total income, excluding notable items[1] of £14,339 million, was £1,278 million, or 9.8% higher than 2022, but was below our guidance of around £14.8 billion given in our 2022 year end results. In our Q3 2023 results we updated our guidance to around £14.3 billion reflecting changes in customer behaviour and revised assumptions on interest rates.

(1) Notable items of £413 million (2022: £95 million).

Alignment with our strategic framework





How we measure our progress and our future priorities

In 2024 we expect income, excluding notable items, to be in the range of £13.0-13.5 billion.

Cost:income ratio (excl. litigation and conduct)


2023 51.8%
2022 55.5%
2021 69.9%

Achieve a cost:income ratio (excl. litigation and conduct) below c.52% or c.£7.6 billion of operating costs in 2023.

Our performance

The cost:income ratio (excl. litigation and conduct) was 51.8% compared with 55.5% for 2022. Total operating expenses were £309 million higher than 2022. Other operating expenses were £339 million, or 4.6%, higher for the year at £7,641 million. The increase was principally due to higher staff costs, including a payment to support our colleagues with cost of living challenges, inflationary pressures on utility and contract costs and a property impairment.

Alignment with our strategic framework




How we measure our progress and our future priorities



In 2024 we expect operating costs, excluding litigation and conduct costs, to be broadly stable compared with 2023.

CET1 ratio


2023 13.4%
2022 14.2%
2021 18.2%

Operate with a CET1 ratio in the range of 13-14% over the medium term.

Our performance

The CET1 ratio remains strong at 13.4%, or 13.2% excluding IFRS 9 transitional relief. The 80 basis point reduction compared with 31 December 2022 principally reflected proposed distributions deducted from capital of c.200 basis points, and increased RWAs of c.50 basis points, partially offset by the attributable profit.

Alignment with our strategic framework



How we measure our progress and our future priorities

Target a CET1 ratio in the range of 13-14%.

Read more: Our investment case on page 10 and in our Outlook statement on page 8.

For details on how the KPIs are aligned to executive directors' remuneration refer to our Annual remuneration report on pages 141 to 161.

Key



Supporting customers at every stage of their lives

Simple to deal with

Sharpened capital allocation

Powered by people, technology, innovation and partnerships

Climate


Enterprise

Learning

Achieved

On track


Below guidance provided in 2022. In line with Q3 2023 guidance

Key performance indicators continued

Financial measures

Return on tangible equity


2023
17.8%
2022
12.3%
2021
9.4%

Achieve return on tangible equity target of 14-16% over the medium term.

Our performance

Return on tangible equity was 17.8%, above our guided range, compared with 12.3% in 2022.

Alignment with our strategic framework

  

How we measure our progress and our future priorities

In 2026 we expect to achieve a return on tangible equity of greater than 13%.

Climate and sustainable funding and financing[1]


2023
£29.3bn(*)
2022
£24.5bn
2021
£9.4bn
£8.1bn

Provide £100 billion of climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025.

Our performance

In 2023 we provided £29.3 billion(*) of climate and sustainable funding and financing towards our £100 billion target. This took our cumulative total since July 2021 to £61.9 billion(*) towards our target to provide £100 billion of climate and sustainable funding and financing by the end of 2025.

Alignment with our strategic framework



How we measure our progress and our future priorities

Funding and financing provided to support climate and sustainable activities in line with our climate and sustainable funding and financing inclusion (CSFFI) criteria.[1]

Read more: Our climate-related disclosures on pages 48 to 59 and in our 2023 Climate-related Disclosures Report.

Non-financial measures

Supporting enterprise through unique programmes


2023
45,000
2022
53,000
2021
c.55,000

Support removal of barriers to UK enterprise growth through provision of learning, networking, and funding interventions.

Our performance

In 2023 we have supported 57,155(*) young people and 45,263(*) individuals and businesses through our enterprise programmes with 300,771(*) customer interventions delivered. Of those supported:

- 34%(*) were from ethnic minority backgrounds.
- 55%(*) support provided to women.
- 75%(*) were in regions outside London and south-east England.

Alignment with our strategic framework



How we measure our progress and our future priorities

Support provided through enterprise programmes and customer interactions to start, run or grow a business.

Read more: Our Annual remuneration report on pages 141 to 161 and in our 2023 ESG Disclosures Report.

Key


Supporting customers at every stage of their lives


Simple to deal with


Sharpened capital allocation


Powered by people, technology, innovation and partnerships


Climate



Enterprise



Learning


Achieved


On track



Below guidance provided in 2022. In line with Q3 2023 guidance

(1) For the year ended 31 December 2023, the NatWest Group CSFFI criteria published in December 2022 has been used to determine the assets, activities and companies that are eligible to be counted. For the year ended 31 December 2022, our CSFFI criteria published in October 2021 was applied. For the year ended 31 December 2021, the CSFFI criteria published in February 2021 was applied. The CSFFI criteria includes lending to personal customers for properties with EPC A and B ratings, and these were included within climate and sustainable funding and financing reporting from 1 July 2021. NatWest Group's own Green, Social and Sustainability (GSS) bond issuances are not included in the figures above.

(*) Within the scope of EY assurance. Refer to page 68.

Key performance indicators continued

Non-financial measures



Build and strengthen a healthy culture[1]

2023 83
2022 82
2021 83

Achieve our culture target of 80 points as measured through the Our View colleague engagement survey.

Our performance

In 2023, we exceeded our target on Culture by 3 points. We have introduced an experimentation index to support leaders to assess the extent to which colleagues have an experimentation mindset, feel empowered to drive change and try new ways of thinking. Our View survey results across 2023 show that our experimentation culture is improving.

Alignment with our strategic framework

How we measure our progress and our future priorities

Achieve our culture target as measured through our colleague engagement survey, Our View.

Read more: Our colleagues section on page 36 to 39, Annual remuneration report on pages 141 to 161 and in our 2023 ESG Disclosures Report.



Net Promoter Score® (NPS) Retail[2]

2023 21
2022[3] 22
2021 13

Achieve 2023 NPS targets for our core customer-facing businesses.

Our performance

2023 was a high-profile year for the retail banking industry with rates being a key focal point for customers over the 12 months. Against this backdrop, the NPS for NatWest Retail Banking dropped slightly from 22 in Q4 of 2022 to 21 in Q4 of 2023.

Alignment with our strategic framework

How we measure our progress and our future priorities

2024 NatWest Retail Banking NPS 22.

Read more: Our customers section on pages 32 to 34 and our Annual remuneration report on pages 141 to 161.



Net Promoter Score® (NPS)[2]

Business
2023 -8
2022 -6
2021 -3
Commercial Mid-Market
2023 8
2022 16
2021 13

Achieve 2023 NPS targets for our core customer-facing businesses.

Our performance

Businesses continued to face into elevated rate conditions in 2023. NPS for NatWest Business dropped two points from -6 in Q4 of 2022 to -8 in Q4 of 2023 and the NPS for Commercial Mid-Market Banking dropped from 16 in Q4 of 2022 to 8 in Q4 of 2023. Compared with other banks, our ranking in Business Banking has not changed; we remain a leader in Commercial Mid-Market. Our focus in 2024 is to enhance customer journeys and platforms, deepen relationships and free up front-line capacity.

Alignment with our strategic framework

How we measure our progress and our future priorities

2024 NatWest Business Banking NPS -6.
2024 NatWest Commercial Banking NPS 11.

Read more: Our customers section on pages 32 to 34 and our Annual remuneration report on pages 141 to 161.

Key


Supporting customers at every stage of their lives

Simple to deal with

Sharpened capital allocation

Powered by people, technology, innovation and partnerships

Climate


Enterprise

Learning

Achieved

On track

Below guidance provided in 2022. In line with Q3 2023 guidance

(1) The culture index used to measure culture consists of 10 questions as defined and measured in Our View, our colleague engagement survey. All scores shown are for NatWest Group and include Ulster Bank RoI. To enable like-for-like year-on-year comparisons, all scores shown are based on the Willis Towers Watson (WTW) calculation methodology.
(2) NPS® and the NPS-related emoticons are registered trademarks of Bain & Company, Inc., NICE Systems, Inc., and Fred Reichheld.
(3) During 2022, a methodological change was made to retail NPS measurement which resulted in an uplift in NPS scores for all brands including NatWest. 2022 performance has been measured removing the impact of this positive change. 2023 goals have been set from a new +22 baseline which takes into account the positive impact of the methodological change.

Keeping our customers digitally secure

Lead Product Owner in our Digital Channels team, Sue Duka, explains how she's helping mobile banking customers take control of their digital security…

Mobile apps have become fundamental to many people's lives. They're now an essential offering of banking services, giving customers control of their finances and the freedom to bank where and when they want to.

With nearly 10 million customers regularly using our mobile banking service, we know how important digital security is. We've invested significantly in digital security and our mobile banking apps are built with sophisticated levels of protection. Despite this, new scams emerge every day and fraudsters are learning new and inventive ways to exploit customers' vulnerabilities, with potentially devastating financial and emotional impacts.

It's not always easy for customers to know what they can do to protect themselves. That's why in 2023 we created Security Profile, a dedicated space in our mobile banking app where customers can see how we safeguard them and what they can do to stay secure.

Security Profile shows customers steps they can take to improve their security, such as setting controls like transaction notifications and turning on biometric approvals. We've also added personalised education to help customers avoid fraud and scams.

Our approach to developing Security Profile has customers at its heart, and I've worked closely with our Digital Security and Fraud colleagues, along with many other teams from across the bank, to respond to our customers' needs and feedback. This work has included improving our biometric approvals to make them more secure and easier to use. We've enhanced these features to better spot things such as deep fake technology that could be used in fraudulent transactions. We've also removed the need for customers to blink when they use the feature, making it more accessible to people who can't complete this action.

Being part of such important work is something I really value. It's hugely rewarding to know about the impact these features have on our customers and the difference they make in helping us to prevent fraud.


Serving our customers every day

Enabling digital security in 2023

9.8 million
Retail Banking customers used mobile banking in 2023

3.1 million
customers used Security Profile in 2023

1.8 million
customer actions to boost security on Security Profile in 2023

Section 172(1) statement

In this statement, we describe how our directors have had regard to the matters set out in section 172(1) (a) to (f) of the Companies Act 2006 (section 172) when performing their duty to promote the success of the company.

The Board reviews and confirms its key stakeholder groups for the purposes of section 172 annually. For 2023, they remained investors, customers, colleagues, regulators, communities and suppliers.

Our directors are mindful that it is not always possible to achieve an outcome which meets the expectations of all stakeholders who may be impacted, and that there may be impacted stakeholders outside the six key groups the Board has identified. Examples of how the Board has engaged with stakeholders can be found in this statement and in the Corporate governance report pages 101 and 102.

Our Board and committee terms of reference (available at natwestgroup.com) reinforce the importance of considering the matters set out in section 172 (the s172 factors, as set out below). Our paper template also supports consideration of stakeholders and enables good decision-making.

The spotlights on this page provide illustrative examples of how the section 172 factors were considered by the Board during 2023. They describe how the Board played an important oversight role in relation to key focus areas for the bank and its customers. On the following page we provide insights into how two principal decisions were made by the Board during the year, on capital distributions and Chair succession. Principal decisions are those decisions taken by the Board that are material or of strategic importance to the company, or are significant to NatWest Group's key stakeholders.

The s172 factors

 Likely long-term consequences

 Employee interests

 Relationships with customers, suppliers and others

 The impact on community and environment

 Maintaining a reputation for high standards of business conduct

 Acting fairly between members of the company

Artificial intelligence (AI) and data

  

During a two-day strategy session the Board held with executive management in June 2023 there was significant focus on the impact of emerging technologies, including AI and digital currencies. Customer and colleague impacts were an important consideration, particularly over the longer term. This session was supplemented by two Board deep dives during the year on the Digital X strategy, which management refreshed in March 2023. The Board noted that the change in strategy for the function would position it well to meet future customer needs and offered the opportunity to double the number of engineering roles over three years.

Nature

 

The Board provided oversight of various matters relating to nature throughout 2023, reflecting the growing understanding of the importance of this element of sustainability and its potential long-term impacts. In July 2023 the Board discussed strategic ambitions with management, and the opportunities available to the bank to take action in this area. Bespoke Board training on nature and biodiversity later in 2023 helped to build directors' knowledge of the impact on local communities and how the bank might support efforts in this area. Given the increasing importance of nature and biodiversity, when reviewing the Board skills matrix for 2023, directors were also invited to consider their experience in this area in the context of ESG. The Board skills matrix is on page 90.

Consumer Duty

  

Having previously approved the plan to comply with the Consumer Duty by July 2023, the Board closely monitored management's progress towards the initial regulatory deadline and the future milestones. Directors considered how good customer outcomes would be measured and documented, and how to ensure colleagues have the tools to fulfil their roles and responsibilities to best serve customers. A dedicated training session on the requirements was provided by the external consultancy Oxera to build directors' understanding of the requirements and how the bank can best deliver good customer outcomes.
The Board appointed Roisin Donnelly as NatWest Group Consumer Duty Board Champion from 26 April 2023. Ms Donnelly also joined the Group Sustainable Banking Committee which supports the Board in the oversight of Consumer Duty.

Section 172(1) statement continued

Chair succession

What was the decision-making process?

On 6 September 2023 the Board approved the appointment of Rick Haythornthwaite as the next Chair of NatWest Group plc. Rick joined the Board as an independent non-executive director and Chair Designate on 8 January 2024 and will succeed Howard Davies as Chair on 15 April 2024. The appointment followed a rigorous search process led by the Senior Independent Directors of NatWest Group plc and NatWest Holdings Limited, overseen by the Group Nominations and Governance Committee (N&G), and supported by an external search firm. The wider Board was closely involved through regular updates and broader discussions. To support the Board's decision, a detailed paper described the N&G process leading to Mr Haythornthwaite's identification as the preferred candidate. This included our role-specification criteria, how candidate long and short lists were compiled and reviewed, directors' interview feedback on skills, experience and suitability, and a review of external appointments, time commitment and independence. The Board approved the appointment, noting that Mr Haythornthwaite was a highly experienced Chair who combines a successful commercial career with a deep knowledge of financial services markets and technology. He also has a strong track record of delivery at significant customer-facing organisations.

How did the directors fulfil their duties under section 172? How were stakeholders considered?

The Senior Independent Director updated regulators and institutional investors at appropriate points during the Chair search process. The Board carefully considered Mr Haythornthwaite's fitness and propriety, supported by references from Mr Haythornthwaite's current and previous boards, alongside other background reports. The Board noted that Mr Haythornthwaite's appointment would ensure a smooth and orderly handover of the Chair role, providing stability and ensuring strong leadership.

Actions and outcomes

Mr Haythornthwaite started his induction shortly after the September 2023 announcement, meeting internal and external stakeholders to cover an agreed list of topics, to which Mr Haythornthwaite contributed.

Further details of the Chair search process can be found in the N&G report on pages 105 and 109, and the induction programme is described in more detail on page 96. Mr Haythornthwaite's biography is on page 86.

Capital distributions

What was the decision-making process?

The Board approved a number of external capital distributions in 2023. These included full-year and interim dividends and participating in a directed buyback of ordinary shares held by HM Treasury. In addition, two on-market buybacks of ordinary shares were approved during 2023. As part of our quarterly results announcements the Board also approved external guidance on capital distributions. The Board considered the proposed distributions in the context of the agreed budget and capital plans for the year, including current and future regulatory capital requirements and the available funds for distribution. Consideration was also given to the macro-economic environment including the impact of higher interest rates on customer behaviour. The Group Board Risk Committee reviewed all capital distribution proposals prior to submission to the Board, making appropriate recommendations informed by the views of the second and third lines of defence.

How did the directors fulfil their duties under section 172? How were stakeholders considered?

The decisions in relation to capital distributions fulfilled the commitment made in the NatWest Group plc 2022 Annual Report and Accounts to return significant capital to shareholders through 2023 in line with our strategy for growth which drives attractive returns to shareholders. The Board was particularly focused on ensuring the proposed distributions would support the long-term success of the company to the benefit of all stakeholders. Feedback gained via ongoing investor engagement by executive directors regarding the capital distribution narrative also informed the Board's decision-making. A key consideration in the decision to use capital to undertake the two on-market buybacks was the share price – the valuation on each occasion meant that this course of action would be materially more accretive than alternative options. Investors, and their expectations in terms of capital distributions, were another important factor. The Board considered the financial implications the distributions might have and any potential impact on the bank's ability to serve our customers every day.

Actions and outcomes

The final dividend of 10 pence per ordinary share was approved by shareholders at the Annual General Meeting in April 2023 and an interim dividend of 5.5 pence per ordinary share was approved by the Board in July 2023. In May 2023 the Board approved participation in a standalone directed buyback of 469,200,081 ordinary shares (worth £1.3 billion) in the company from HM Treasury. Two on-market buybacks were approved by the Board – the first in February 2023, up to a value of £800 million, and the second in July 2023, up to a value of £500 million. These actions were in line with the external guidance provided in February 2023, and reviewed as part of each results announcement.

Stakeholder engagement

Our business is made up of a network of relationships. Listening, engaging and partnering with stakeholders helps us to address our business impacts and improve outcomes for our customers. On pages 27 to 29 we highlight our key stakeholders and provide examples of how we have collaborated with them to create value.

Stakeholder focus areas

Engaging with our stakeholders is vital to the success of our business. It helps us improve outcomes for our customers, communities, and the environment. On pages 30 to 43, we look at some of the ways that we supported our stakeholders' needs in 2023.

Key ESG topics for our stakeholders

We understand the importance of responsible environmental, social, and governance (ESG) practices to our strategy and how our stakeholders play an essential role in ensuring we can succeed. We engage with our stakeholders to review the key ESG-related topics that matter most to them. This may allow us to better address sustainability related matters of interest to our key stakeholders and supports our voluntary ESG disclosures in our 2023 ESG Disclosures Report.



Investors



Customers



Colleagues



Regulators



Communities



Suppliers



Learn more about our stakeholder engagement

For further information on how stakeholder considerations influenced the Board's discussions and decision-making: refer to our Section 172(1) statement on pages 24 and 25, and in our Corporate governance report on pages 101 and 102.

Stakeholder engagement continued



Investors

Providers of our capital and funding

How we engaged	Outcome of engagements
The Chairman, Group CEO and Group CFO took part in a programme of engagement through quarterly results presentations and meetings with our largest shareholders.	An open dialogue was maintained with our institutional shareholders, updating them on progress against our strategic priorities and financial targets. 180 meetings were hosted by the Chairman, CEO and CFO during 2023 which also gave investors the opportunity to provide feedback to the Board.
Meetings with our wider senior management team, presentations at industry conferences and an investor spotlight on our climate strategy.	Institutional shareholders, fixed income investors and research analysts gained a deeper understanding of our business and were able to ask questions of the wider management team to inform their investment decisions.
Programme of meetings for our largest institutional shareholders with the Senior Independent Director upon announcement of the new Chair.	Institutional shareholders were able to discuss the appointment process for the new Chair and share their feedback with the Board.
In addition to the AGM, our Chairman and Group CEO represented the Board at a virtual shareholder event with private shareholders.	Private shareholders had the opportunity to engage with Board members on topics including the cost of living crisis, our strategy and our ambition to be a leading bank in the UK helping to address the climate challenge.

Challenges we faced:

On 26 July 2023, the Board announced that Alison Rose had agreed by mutual consent to step down as CEO of NatWest Group and that Paul Thwaite had been appointed as CEO for an initial period of 12 months. It was recognised that the unexpected change in management was likely to generate a number of questions for investors, and so it was important to engage quickly. After the news had been communicated to the market, we contacted our largest shareholders to offer them a meeting with the Chairman. A number of investors then spoke with Howard Davies, with discussions focusing on the events surrounding the CEO's departure and the scope of the independent review that would take place. In September 2023, Paul Thwaite began a programme of meetings with our largest shareholders to discuss his immediate priorities and listen to their feedback on the business.

Customers

The people and businesses we serve

How we engaged	Outcome of engagements
Through our Carbon Planner, a free digital tool designed to help UK businesses reduce their carbon footprint, and our Carbon Footprint Tracker for retail customers.	We have made helping to address the climate challenge and supporting our customers in their transition to net zero a strategic priority. Our tools could help customers and UK businesses to understand and reduce their carbon footprint.
Customer listening programme, delivered through small focus groups of six to eight customers discussing their experiences.	In 2023, we held customer listening sessions on fraud, financial capability among customers in vulnerable situations, financial management apps, financial networks and finance and investment planning for people over the age of 55. These sessions were attended by ExCo members and other senior leaders across NatWest Group. We launched an intranet page to share the content from these sessions with all colleagues and now provide a range of media for colleagues, including reports, videos and podcasts.
Through our customer-facing websites and written communications, detailing our support in response to the UK Government's Mortgage Charter.	We offered our customers additional support in response to the charter, building on our existing features for mortgage customers who may be facing financial difficulties. In 2023, our mortgage cost of living support web pages were visited over 57,000 times, with more than 30,000 customers utilising one of our additional support features.
NatWest Accelerator, Entrepreneur hubs and key commercial partnerships.	We continued to collaborate with organisations such as Business in the Community, Hatch, Digital Boost, Women in Business, and the Centre for Research in Ethnic Minority Entrepreneurship to support entrepreneurs from a diverse range of backgrounds and sectors. In 2023, we supported over 1,300 entrepreneurs via the NatWest Accelerator, of which businesses 56% were led by women and 21% by people from ethnic minority backgrounds.

Challenges we faced:

With the rapid rise in interest rates from late 2022 into 2023, customers urgently needed our support to understand the potential impacts and make informed decisions about their savings. We mobilised with a combination of new products and engaging communications, resulting in existing customers taking action and over 100,000 new customers joining the bank to take advantage of our savings products. This engagement strategy will continue to play a major role in supporting our customers as we help them to navigate the anticipated base rate changes over the coming 12 to 18 months.

Stakeholder engagement continued



Colleagues

The people who deliver our strategy

How we engaged	Outcome of engagements
Our View colleague engagement survey.	Our View September 2023 response rate was 84%, our highest-ever participation rate. The survey provided insights to support leaders in developing clear action plans and improve the colleague experience across NatWest Group. Understanding sentiment and using insight to drive people-based decisions means we are better equipped to help our colleagues to thrive. By understanding where we can improve the colleague experience, we are better placed to champion our colleagues' potential, supporting them to do the same for our customers.
Wellbeing Champions, Inclusion Champions, Our Colleague Experience Squad and employee-led networks.	We continued to support our employee-led networks (ELNs), which collectively have over 24,000 members globally. We launched our global ELN event calendar continuing to promote cultural diversity and faith celebrations focusing on impact and engagement.
Through our Climate Change Fundamentals education programme.	In 2023, we committed to educate all colleagues through our Climate Change Fundamentals programme which was completed by c.55,000 colleagues across the bank. The 60-minute programme, created in partnership with University of Edinburgh Centre for Business, Climate Change and Sustainability, focused on building awareness of our climate ambitions whilst helping colleagues build their own knowledge, skills, and behaviours to understand their role in climate change.
Colleague Advisory Panel (CAP).	The CAP continued to provide an important communication channel between the Board and colleagues. Panel members and directors shared views on executive remuneration and the wider workforce, ESG, Consumer Duty, and human rights. Discussions are reported to the Board by the CAP Chair, who also subsequently updates panel members. Refer to page 102 for more details on Board-level engagement.

Challenges we faced:

The unprecedented rise in the cost of living experienced by our colleagues created new challenges in 2023 through rising inflation and energy prices. We provided financial support to our colleagues most likely to be impacted by making a significant investment in our annual pay review effective April 2023, and we continue to support colleagues with our suite of financial wellbeing materials. Focusing on our lowest paid colleagues, we immediately implemented the changes to the real living wage and also increased our lowest starting salary to £22,000 effective April 2023, an increase of 16% since April 2022. For 2024 this will further increase to £23,500, with a significant wider investment in colleague pay recognising the pressures colleagues continue to face. 2023 also saw the announcement of our Sharing in Success (SiS) scheme which is intended to be a valuable addition to our colleague pay proposition.

Regulators

Whose rules and expectations we seek to comply with

How we engaged	Outcome of engagements
With the FCA on its Discussion Papers and Call for Inputs on Big Tech firms entering the financial services sector.	Regulators have greater insight into the risks and opportunities posed by Big Tech firms' entry into the sector and the potential ramification of their use of technology.
Engagement with the Prudential Regulation Authority (PRA) on the latest Basel 3.1 capital proposals.	We are awaiting final rules from the PRA; however, through our discussions with the regulator we have highlighted the potential impacts on the real economy of increased capital requirements of the wider management team to inform their investment decisions.
Engagement with the Financial Conduct Authority (FCA) on our implementation of the new Consumer Duty.	Transparency on our implementation, consistent with the FCA's stated ambition to iterate on approach with firms.

Challenges we faced:

NatWest Group has been keen to support the FCA in understanding the potential competition impacts of Big Tech's entry in retail financial services. As such, we responded to the FCA's October 2022 Discussion Paper on 'The potential competition impacts of Big Tech entry and expansion in retail financial services', and are now subsequently working with the regulator on its more recent November 2023 Call for Input on the 'Potential competition impacts from the data asymmetry between Big Tech and firms in financial services'.

Stakeholder engagement continued



Communities

The places where we have an impact

How we engaged	Outcome of engagements
Meetings, roundtable events and working groups with the UK Government, engagement with personnel within the government and the opposition.	Stakeholder engagement, combined with analysis of customer data, enabled us to better support those impacted by increased cost of living. We issued regular communications on the economy, the cost of living support we provide, and guidance about managing finances to MPs and researchers. We met with MPs and local groups and representatives to discuss alternative ways of banking in areas affected by branch closures.
We collaborated with partners through the Sustainable Homes and Buildings Coalition and the Energy Efficiency Taskforce.	We continued to help to address the climate challenge, focusing on helping customers reduce energy costs by supporting behavioural change and adapting their homes. We hosted events at Westminster in conjunction with former MP, Chris Skidmore and the UK Net Zero Coalition – where we published the third Home is Where the Heat is report. We also continued to progress our home retrofit plans and we participated in the UK's representation at COP28.
We continued a regular series of constituency roundtable events and visits, bringing together business customers and local politicians to discuss the issues that matter most to them.	We participated in events on fraud awareness, cost of living support and help with banking for senior citizens through constituency engagement and liaison with local MPs. We demonstrated how NatWest Group adds value to local economies by creating jobs and offering apprenticeships, as well as by supporting and nurturing startups and small businesses.
Establishing and building charity relationships to explore how we can help communities to thrive through customer giving, colleague fundraising and volunteering.	Through our colleague Do Good Feel Good campaign, good causes received £3.8 million and 125,026 hours of volunteering time. Through our reward account, charities have received £987,000 in customer donations to support their vital work. We are a long-standing partner of the Disasters Emergency Committee (DEC) and our campaign for the Turkey–Syria Earthquake Appeal led to donations of over £3 million, which includes £1.87 million raised through our donation facility on our mobile banking app.

Challenges we faced:

Cost of living challenges following so quickly on from COVID-19 mean that charities continue to face challenges on fundraising while facing increased demand for their services. We have collaborated with charities working most closely with those impacted by cost of living to explore ways we can support more.

Suppliers

Where we source our goods and services

How we engaged	Outcome of engagements
Board sessions with suppliers.	In 2023, the Board met with representatives of suppliers to strengthen relationships, to understand their experiences of working with NatWest Group and to identify future opportunities and challenges. Refer to page 101 for details on Board-level engagement.
Our Supplier Charter.	We have amended the intent of the Supplier Charter to create a 'one-stop-shop' for our suppliers. The charter highlights our ambition to create a diverse and responsible supply chain and in 2023 we added new guidance around digital accessibility, including valuable learning opportunities for our suppliers to share with their wider value chain.
Supplier Decarbonisation Programme pilot group.	Our Supplier Decarbonisation Programme was formed to help us achieve our ambition to reduce our operational value chain scope 3 emissions by 50% by 2030, against a 2019 baseline, and achieve net zero by 2050 across our operational value chain. The programme enabled colleagues to work with a test group of suppliers to understand the most effective way to build awareness and capability and, ultimately, to have deeper and more informed conversations with suppliers about climate-related matters. Refer to page 58 for further details on our Operational value chain.
Evidence-based supply chain sustainability assessments for our suppliers by third-party provider, EcoVadis.	528 of our suppliers participated in an EcoVadis assessment in 2023. Where a supplier falls below the global EcoVadis average (45.9%), a corrective plan is initiated and, if appropriate, is discussed at supplier meetings.

Challenges we faced:

Customers, employees, investors and governments increasingly demand that companies demonstrate how they're working to be socially responsible and provide greater environmental stewardship. With new sustainability legislation, standards and guidelines, the need to do more to support our suppliers is clear. That's why in 2023, we've continued to enhance our Supplier Charter to include guidance on digital accessibility, new developments and valuable learning opportunities for suppliers to share with their wider value chain.

Stakeholder focus areas



Investors

We continued to return capital to shareholders through a combination of dividends and buybacks over the course of 2023. A £1.3 billion directed buyback of shares held by the UK Government in May 2023 helped to reduce the UK Government's stake in NatWest Group to 37.97% at the end of 2023.

Highlights

Share count reduction

We reduced the number of ordinary shares outstanding by 9% over the year through our directed and on-market share buyback programmes. This contributed to a 26% increase in total dividend per share in 2023 compared with 2022.

Virtual shareholder events in 2023

We hosted live online events for our retail shareholders in April and December 2023, which remain a key component of our stakeholder engagement programme.

Strong attendance for our investor events on climate

A wide audience including equity and fixed-income investors, ESG specialists and sell-side analysts attended our climate-focused event in March 2023.

Private shareholders

We engaged with our private shareholders through our Annual General Meeting (AGM), virtual shareholder events and our annual and strategic report communications. The AGM was held in April 2023 in person at our headquarters in Edinburgh and available to watch live online via webcast.

We also held a live virtual shareholder event before the AGM to give shareholders the opportunity to engage with our Chairman and CEO prior to voting on the business of the AGM. Virtual shareholder events remain a key component of our stakeholder engagement programme. They provide an opportunity for shareholders to hear from, and ask questions of, Board members and senior management on topics such as innovation, enterprise, sustainability and our financial performance (including changes in the macro economy and the impact on deposit offers and customer behaviour). We intend to deliver further virtual events in 2024. Shareholder updates and recordings of our AGM and virtual shareholder events can be found on our website at natwestgroup.com.

Institutional shareholders and fixed-income investors

Our well-established programme of global institutional investor engagement saw management host 373 meetings with institutional shareholders and 324 meetings with fixed-income investors in 2023. The financial year began with a presentation on our annual results in February 2023, hosted by our Chairman, CEO and CFO. This live event took place virtually and included an interactive question and answer session to give research analysts, shareholders and fixed-income investors an opportunity to engage with our management team. Further quarterly results presentations took place virtually alongside the release of our financial results in April, July and October 2023.

Our CEO and CFO engaged regularly with UK Government Investments and our largest active institutional shareholders throughout the year to update them on our progress. As in-person contact continued in 2023, we hosted a hybrid programme of in-person and virtual one-to-one and group meetings with institutional shareholders from around the world. Meetings with shareholders and fixed-income investors covered key topics such as progress against our financial targets, interest rate sensitivity, capital return policy, regulation and the macroeconomic environment.

Environmental, Social and Governance (ESG) issues were regularly discussed at our one-to-one meetings. We participated in several ESG focused roadshows and investor events and we continued to engage with sustainability rating agencies and data providers.

In 2023, NatWest Group won the 2023 Finance for the Future Awards for 'Embedding an Integrated Approach' and 'Communicating Integrated Thinking'. We were also named as a Climate Leader at the 2023 Finance for the Future Awards, recognising our progress in integrating sustainability into financial decision-making.

Our ongoing Investor Relations programme also allows investors the opportunity to hear from the wider management team. In March 2023 we hosted a spotlight event, inviting shareholders, fixed-income investors and research analysts to join a presentation on our climate strategy. Throughout the year, our business CEOs and CFOs attended industry conferences and hosted broker-organised meetings to talk about their strategic priorities and recent business performance with groups of investors.

Change in management

On 26 July 2023, the Board announced that Alison Rose had stepped down as CEO of NatWest Group and that Paul Thwaite had been appointed as CEO for an initial period of 12 months. After the news had been communicated to the market, we contacted our largest shareholders to offer them a meeting with the Chairman. A number of investors took up the offer and spoke with Howard Davies over the days and weeks that followed. Discussions focused on the events surrounding the CEO's departure and the scope of the independent review that would take place. Shareholders gave their feedback directly to the Chairman and he was able to provide them with reassurance about the appointment of the new CEO and the strength of the underlying business. In September 2023, Paul Thwaite began a programme of meetings with our largest shareholders to discuss his immediate priorities and listen to their feedback on the business.

On 6 September 2023, the Board also announced that Rick Haythornthwaite will succeed Howard Davies as Chair. Rick joined the Board of NatWest Group plc as an independent non-executive director on 8 January 2024 and following a handover period will take over as Chair on 15 April 2024, when Howard Davies will stand down from the Board.

Stakeholder focus areas continued

2023 Investor Engagement Roadmap

Our Investor Relations programme is planned to inform existing shareholders and potential new investors about our financial performance, strategic progress and investment case. To support our quarterly results presentation, we proactively organise investor roadshows covering the major financial centres, further deepening engagement by joining broker-organised conferences, sales force presentations with major investment banks and round tables with sell-side analysts who publish research on NatWest Group. Our calendar also includes stewardship meetings with shareholders on ESG topics and corporate governance. Private shareholders have the opportunity to engage directly with our management team and Board members at the Annual General Meeting and virtual shareholder events held throughout the year.


17 February: Annual results
30 March: Climate Spotlight
18 April: Virtual Shareholder Event
28 April: Q1 results
28 July: H1 results
Shareholder meetings with Chairman on change of CEO
Management roadshows and conferences
4 December:
Virtual Shareholder Event
February
March
April
May
June
July
August
September
October
November
December
Management roadshows and conferences
Corporate Governance meetings with investors (Chairman)
25 April: Annual General Meeting
Management roadshows and conferences
Management roadshows and conferences
Shareholder meetings with Senior Independent Director to the Board on appointment of new Chair
27 October: Q3 results

Stakeholder focus areas continued



Customers

We're working to meet our customers' needs and provide better, more personalised products and services.

Highlights

Helping 2 million people save £100 for the first time

We reached our 2020 goal to help more people build a savings habit. Saving more than £100 for the first time with NatWest Retail Banking since 2020.

Fuel and electric vehicle (EV) charging cashback for business customers

We helped business customers offset their costs when they use their business credit card.

Empowering more people to understand their credit score

We made our Know Your Credit Score tool available to everyone in the UK, even if they're not a customer.(1)

Support for customers in vulnerable situations

We launched new training for our colleagues to help customers in vulnerable situations.

Building financial wellbeing and resilience

A tough economic environment means that we need to be there for our customers more than ever. In 2023, we reached our goal, set in 2020, to help 2 million people build a savings habit and resilience for the future by saving more than £100 for the first time with NatWest Retail Banking since 2020. Now, we have set a 2027 ambition to help 10 million people to manage their financial wellbeing. We're aiming to reach this target through digital tools and personalised engagements with customers, like our Financial Health Checks and the Know Your Credit Score tool, which is now available free to anyone over 18 living in the UK, even if they're not a customer.(1)

For our personal customers, we've also provided breathing space in times of financial difficulty. Where customers have missed several payments on unsecured debt, like a loan or an overdraft, we extended the time they have to repay from 18 to 24 months. We also offered tailored support to personal mortgage customers in persistent financial difficulty who are receiving help from our specialist Financial Health and Support teams. In 2023, we delivered 4.3 million(*) financial capability interactions, with a cumulative total of 18.4 million(*) interactions delivered between 2020 and 2023 against our strategic target of 15 million interactions by 2023. This includes use of our financial capability programmes, services, products and features.

Developing a savings habit is an essential element of building financial resilience. Tools like the Savings Goal feature in our mobile banking app can help customers to understand and organise their spending, identify savings opportunities and set realistic savings goals for the short and long term. Our Round Ups tool is also helping customers boost their savings. Available in our mobile banking app, Round Ups allow customers to round up their spending to the nearest pound, with the spare change directed to their savings account. During 2023, over 394,000 customers have turned on savings Round Ups.

NatWest Group plays a vital role in supporting financial inclusion and giving customers access to the cash they need. Short-term borrowing can be a valuable tool to help manage financial wellbeing. We offer different short-term borrowing propositions to suit our customers' needs. These include instalment plans, which let customers pay off large credit card purchases by making fixed repayments over a set period of time in return for a lower interest rate.



Understanding the trends shaping young people's finances

We want to be the easiest bank for parents to interact with and the most relevant for young people. That's why we're working hard to know our customers better.

In May 2023 we published the NatWest Rooster Money Pocket Money Index. It's a study of activity of over 125,000 NatWest Rooster Money app users between March 2022 and February 2023 and reveals the trends shaping young people's finances – from average earnings to the importance of saving. The index showed that children's average earnings increased by 11% to £338.84 a year (or £6.42 per week), outpacing Consumer Price Index (CPI) inflation for the period of the study. As the cost of living crisis continued, far fewer families committed to a regular pocket money allowance, while children were more entrepreneurial than ever, earning 16% more in 2022/23 than the previous year from side hustles like babysitting or reselling old clothes and games.

(1) Free for ages 18+ with a UK, Channel Islands or Isle of Man address, following successful registration. Data provided by TransUnion.
(*) Within the scope of EY assurance. Refer to page 68.

Stakeholder focus areas continued

We monitor usage of these propositions closely and have processes in place to protect customers. These help us quickly identify anyone who could be facing financial difficulty or using our products in a way that could create longer-term problems – for instance, by paying for gambling or cryptocurrency.

We've listened to business customers about the challenges they face. With one in three business customers telling us that reduced banking fees would help them deal with ongoing pressures, in January 2023 we launched fuel and EV charging cashback on our Business Credit Cards to help offset the cost of doing business.

In July 2023, we launched a new business banking switcher offer for SMEs. Customers with a turnover of up to £2 million who switch to NatWest, Royal Bank of Scotland or Ulster Bank NI using the Current Account Switch Service will get 24 months of free everyday business banking. The new offer is expected to save business customers on average around £2,000 over two years, depending on the size of the business turnover and its transaction activity.(1)

Business Account customers could also benefit from a range of features to support their growth, including access to FreeAgent accounting software; Business Builder, an online platform packed full of business tools and tips; and MentorDigital, which helps businesses navigate the world of human resources, health and safety and employment law.

Delivering personalisation to help customers meet their goals

We've worked to enhance our customers' experience through greater personalisation and by embedding our services in their digital lives. In 2023, our retail mobile banking app was regularly used by 9.8 million(*) customers and there were more than 10 million active digital users of our online and mobile banking platforms. Tools like the Spending and Budget Tracker features in our mobile banking app give customers a personalised view of their spending and how they're doing against budgets they've set for the month.

We've also championed Open Banking through the development of new Application Programming Interfaces – pieces of code also known as APIs. APIs allow applications to connect and talk to each other, letting us bring digitised services to more of the online channels our customers use. They're helping us to create better digital experiences for our customers, like enabling our pioneering payments solution Payit.

Putting accessibility at the heart of banking

It's important that we create experiences that work for all our customers. We want to be accessible by design and make this part of our culture and mindset across the bank.

In 2023, we established our Digital Accessibility team to monitor digital accessibility across the bank's customer journeys. This team delivers the vision of creating an accessible bank by design through embedding repeatable processes and practices. We're also working with our Inclusive Design Panel, which brings together customers and colleagues to provide feedback on new ideas, products, tools and communications. The panel share different perspectives to help us make more informed decisions when it comes to delivering inclusive and accessible services.

We know that at any time, our customers could find themselves in a vulnerable situation where they need extra support. In 2023, the impact of the rising cost of living meant that for many, this was a reality. We've provided more training to all our colleagues to help them recognise and respond to customers in vulnerable situations.

Our Banking My Way service allows our customers to tell us more about themselves so we can provide the right support in the future. It's a free service that allows customers to record information about their situation – for instance a change to their finances or a diagnosis of a serious illness – as well as the support and adjustments they need.

Creating a unified brand experience

We track the performance of our brands and campaigns each month, speaking to hundreds of people, businesses and customers. In March 2023, we relaunched our Royal Bank of Scotland brand and Ulster Bank brand in Northern Ireland. We're now using our Tomorrow Begins Today brand position across the UK, creating a consistent look and feel and a more unified experience for our customers, no matter where they live in the UK. Insights gathered independently and analysed by our Brand Insights team six months after launch showed increased levels of branded communication awareness, particularly among under-35s in Scotland and Northern Ireland.



Offering greater choice to mortgage customers

In August 2023, we launched the Coutts NatWest Mortgage to give our Coutts clients an improved choice of mortgage options and access to NatWest Group's One Bank Mortgage Centre of Expertise.

The Coutts NatWest Mortgage will offer Coutts clients access to NatWest mortgage products through our broker channel or one of our Coutts mortgage specialists. It means that clients with straightforward lending requirements will benefit from having access to the full NatWest mortgage range, while those with more complex needs will still have access to the tailored solutions already offered by Coutts.

(1) £2,000 over two years is based on existing NatWest, Royal Bank of Scotland or Ulster Bank NI business customers in June 2023 with a £1.95m–£2m turnover who currently pay an average of £909 per year in charges (NatWest and RBS customers) and £1,017 per year in charges for Ulster Bank NI customers.

(*) Within the scope of EY assurance. Refer to page 68.

Stakeholder focus areas continued

Customer trust and advocacy

Listening to our customers

We monitor a framework of independent customer feedback surveys to measure customer satisfaction, advocacy and trust for our key brands and services. These insights are reported at the most senior levels of the bank and play a crucial role in how we address the evolving needs of our customers.

Customer trust

Overall trust in the sector has remained broadly stable among the general public. During 2023, our trust scores slightly declined by 3 points for NatWest and by 4 points for Royal Bank year on year. NatWest tracked in line with the sector average score of 72% for 2023.

	NatWest	Royal Bank of Scotland
Q4 2023	72%	63%
Q4 2022	75%	67%

NatWest — Source: Yonder reputation tracker, GB, Trust among Retail Banking customers, 12-month rolling

Royal Bank of Scotland — Source: Yonder reputation tracker, GB, Trust among Retail Banking customers, 12-month rolling

Customer advocacy

We track customer advocacy for our key brands using the Net Promoter Score® (NPS), a commonly used metric in banking and other industries across the world(1). Royal Bank NPS increased for Retail and Business Banking, but fell for Commercial Mid-Markets. For NatWest we have seen a decline in NPS. In Retail NatWest remained in 3rd place compared to our peers. Businesses continued to face a challenging economic environment in 2023. Our ranking in Business Banking is unchanged, and we remain a leader in Commercial Mid-Market compared to our peers.

Overall Net Promoter Score®

NatWest

	Q4 2023	Q4 2022
Retail Banking	21	22
Business Banking	-8	-6
Commercial Mid-Market Banking	8	16

Retail Banking — Source: Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling

Business Banking — Source: MarketVue Business Banking from Savanta, England & Wales, Businesses with a turnover up to £750k, 12-month rolling

Commercial Mid-Market Banking — Source: MarketVue Business Banking from Savanta, England & Wales, Businesses with a turnover above £750k, 12-month rolling

Royal Bank of Scotland

	Q4 2023	Q4 2022
Retail Banking	18	10
Business Banking	-5	-6
Commercial Mid-Market Banking	7	12

Retail Banking — Source: Strategic NPS benchmarking study run through InMoment, Scotland, 12-month rolling

Business Banking — Source: MarketVue Business Banking from Savanta, Scotland, Businesses with a turnover up to £750k, 12-month rolling

Commercial Mid-Market Banking — Source: MarketVue Business Banking from Savanta, Scotland, Businesses with a turnover above £750k, 12-month rolling

Retail Banking - key measures

	Q4 2023	Q4 2022
Account opening	34	32
Mortgages	23	24
Mobile banking	47	49
Online banking	31	33

Account opening — Source: NatWest Strategic NPS benchmarking study run through InMoment, Current Account & Savings Account opening, England & Wales, 12-month rolling

Mortgages — Source: NatWest Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling

Mobile banking — Source: NatWest Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling

Online banking — Source: NatWest Strategic NPS benchmarking study run through InMoment, England & Wales, 12-month rolling

(1) NPS® and the NPS-related emoticons are registered trademarks of Bain & Company, Inc., NICE Systems, Inc., and Fred Reichheld.

Building financial resilience

Laura McWhinnie, a Royal Bank of Scotland Personal Banker, explains how we're continuing to help customers deal with financial pressures…

We're working to build financial resilience and offer personalised support to the people who need it most. In 2023, NatWest Group announced new support focused on financial wellbeing for both our customers and people who don't bank with us.

This has included opening our Know Your Credit Score tool to non-customers in the UK, providing breathing space for personal customers in financial difficulty and extra training for colleagues, like me, to help customers with money management and fraud awareness.

The way I help customers with financial wellbeing is by discussing it openly, and one of the main tools I use is the free Financial Health Check. It's open to anyone, not just our customers. During the Financial Health Check, we review the participant's personal finances and go through how we could help them to save money. We can also look at ways to make banking easier for them and offer helpful tips and ideas to help them get financially fitter, both now and in the future.

I've seen first-hand the positive impact a Financial Health Check can have. After a regular customer became unemployed due to ill health, it was clear that he was seriously worried about money. I offered him a Financial Health Check. Together, we discussed budget saving options and cancelled small direct debits he didn't need. We also set up separate accounts for his bills, so he could budget better.

A few months later, you could see he had a spring in his step again. The change was just fantastic. It gives me a great sense of achievement when I can help customers with their financial wellbeing.


Serving our customers every day

Our support for financial wellbeing in 2023

c.6 million
Retail Banking customers helped with their financial wellbeing

175,112
customers used our Savings Goal tool

4.2 million
people used Know Your Credit Score

394,863
customers who have switched on the Round Ups feature in the mobile banking app

Stakeholder focus areas continued



Colleagues

Our colleagues are the heart of our business. By supporting them in what they do and by ensuring that NatWest Group is a great place to work with a healthy culture, we can champion their potential and collectively deliver our strategy and purpose.

Highlights

Partner Leave
policies to help families to spend more time together after the arrival of a child.

Launched Beyond
our new approach to managing performance.

93%
Our View Inclusion
score remained strong +7 vs GHPN (Global High Performance Norm) and +10 vs GFSN (Global Financial Services Norm).

1,435
graduates, apprentices and interns hired compared to 1,135 in 2022.

301
Colleagues re-skilled as part of a formal programme since 2022.

Listening to our colleagues

We listen to our colleagues and use this insight to attract, engage and retain the best talent for the future. Our colleague listening strategy contributes to our deeper understanding of colleague sentiment and includes: our colleague opinion surveys including pulse surveys; a Colleague Advisory Panel (CAP) that connects colleagues directly with our Board; the Colleague Experience Squad, a group of colleagues who volunteer to provide feedback on colleague products and services; and Engage, our social media platform. We also track metrics and key performance indicators which we can benchmark with sector and high-performing comparisons.

Over 51,000 colleagues across all countries and levels participated in our September 2023 Our View colleague engagement survey.(1) At 84%, this is our highest ever participation rate. Despite tough economic conditions, our results remain strong showing an average +1 percentage point improvement across the survey compared to September 2022. While purposeful leadership fell marginally, our culture and purpose measures have improved, exceeding NatWest Group targets. Across all comparable categories, NatWest Group sits an average of eight percentage points above the Global Financial Services Norm (GFSN) and three percentage points above the Global High Performing Norm (GHPN).

Regular interactions with our employee representatives such as trade unions, elected employee bodies and works councils are a vital means of transparency and engagement for us and we remain committed to respecting our employees' rights of freedom of association across all our businesses.

Supporting our colleagues' wellbeing

Our initiative, Live Well Being You, helps our colleagues to bring the best of themselves to work, to thrive and be healthy.

We recognise that taking proactive action to support positive mental health and wellbeing plays a crucial part in achieving our strategy and purpose. We have launched our most comprehensive mental health learning programme, working with Steps Drama to provide a set of eight modules. We have also extended our partnership with Just Ask A Question (JAAQ), an interactive mental health and wellbeing platform that provides information from trusted experts, academics and people with lived experience.

In addition to our mental health awareness we continue to focus on Menopause, with 2,700 colleagues now accessing and interacting with the Peppy Health App for personal support and access to specialist clinicians.

To support our colleagues' financial wellbeing, our NatWest Group Benefits Hub online platform allows employees to manage their benefits, pension, healthcare and lifestyle options, including NatWest Group offers and discounts. We also have a financial wellbeing zone available, which includes tailored guides and support for all colleagues and their families.

Our market-leading Partner Leave policies launched in January 2023 and as at 31 December 2023, over 1,200 colleagues have benefited from the policy.

For full details of our partner leave policy and our wellbeing focus, including financial wellbeing, refer to our 2023 ESG Disclosures Report.



'An opportunity that I couldn't pass up'

Since January 2023, we've offered new Partner Leave policies to help families to spend more time together after the arrival of a child. The policies are open to same sex and heterosexual parents, and offer support for eligible fathers, partners of mothers and other new parents, regardless of whether the child has arrived through birth, adoption or surrogacy.

Our Partner Leave policies offer eligible colleagues significantly enhanced pay and leave to share the caring responsibilities. For John, who works in Retail Banking, Partner Leave meant he could take up to 52 weeks off, while receiving full pay for the first six months and the equivalent of Statutory Maternity Pay for just under four months.

'When I found out that Partner Leave was available, I just thought it was an amazing opportunity that I couldn't pass up,' says John. 'It lets us be a lot more flexible, support each other much better and spend time together as a family'.

(1) NatWest Group Our View results exclude Ulster Bank RoI.
(2) Colleagues mean all permanent employees and, in some instances, members of the wider workforce e.g. temporary employees and agency workers.

Stakeholder focus areas continued

We're going Beyond

Performance Management: Beyond

In December 2023, we launched Beyond, our brand new performance management approach.

In 2024, working with MindGym, we will be upskilling colleagues on the six conditions from MindGym's research that are key to performing at your best – purpose, challenge, attention, growth, recognition and choice. We are going to take our time making the change, launching in four chapters, so we can really upskill and practice the new way of doing performance management.

These chapters are:

1. Setting the ambition – Goals that are created collaboratively by colleagues and managers, making them meaningful, adjustable and better aligned to the team and wider business.
2. Creating meaningful conversations – Proper coaching check-ins that happen at least four times a year and focus on the whole self, how colleagues impact others, and how they are doing against their goals.
3. Unlocking talent and growth – Revamping the calibration process, we will no longer have ratings, we will shift the focus to having deeper conversations about the performance and potential of our people.
4. Assessing reward choices – We're keeping the relationship between performance and pay but will no longer focus on a rating.

We know that regular, timely and quality feedback is critical to unlocking great performance. This is why there will be a continued focus on feedback throughout each chapter. What this means to our colleagues is that we will cultivate a culture where feedback is provided continuously, given/asked for in a timely and proactive way and can be received from anyone in the organisation.

Performance and reward

We continue to ensure employees are paid fairly for the work they do and are supported by simple and transparent pay structures in line with industry best practices. We keep our policies and processes under review to make sure we do so.

We are proud to be accredited as a Living Wage Employer by the Living Wage Foundation, demonstrating our commitment to paying wages that meet the true cost of living in the UK, our rates of pay continue to exceed the Living Wage Foundation benchmarks. For our hubs outside the UK, we continue to pay above the minimum and living wage rates.

In 2023, we furthered our commitment to fair pay by achieving accreditation as a Regional Living Wage Employer from the Fair Wage Network and are now recognised as a Global Living Wage Employer. This demonstrates how we take steps, in every location we operate, to ensure our colleagues are paid enough to have a decent standard of living, including food, water, housing, education, healthcare, transport, clothing and other essential needs, such as provision for unexpected events.

We help colleagues to have an awareness of financial and economic factors affecting our performance through quarterly Results Explained communications and Workplace Live events with our Group Chief Executive Officer and Group Chief Financial Officer.

Refer to our Directors' remuneration report for full details on our remuneration policies and employee share plans.

Helping colleagues realise their potential

We're investing in our workforce to deliver long-term, sustainable performance by providing our colleagues with the capabilities and future skills they need to fulfil their potential. It's why we give everyone a minimum of two dedicated learning days, annually, to build the skills they need, underpinned by our ambition to be a learning organisation.

We're supporting our businesses to close the future skills gap, through our reskilling programmes. Predominantly focused in data and digital, teaching colleagues all the skills they need to take their careers in a new direction. Since 2022, 301 colleagues have completed rapid reskilling programmes to build skills in software and data engineering, testing automation, human centred design and MS Dynamics with 153 starting programmes in 2023.

We're continuing to invest in building future talent capability through our early career programmes. In 2023, we increased our intake across all programmes; hiring over 1,400 graduates, interns and apprentices, including 158 apprentices from a lower-income socio-economic background. Since 2022, we have also improved our gender and ethnicity representation within our graduate intake.

For a full breakdown of our early career programme profiles, refer to our Non-Financial information datasheet at natwestgroup.com.

Over 5,000 of our leaders have enrolled on the Thrive Leadership experience, giving them opportunities to learn and experiment in order to lead successfully. Thrive Leadership sits alongside our Leadership Fundamentals programme, which was launched in 2023, to provide a blended learning offering for new and aspiring leaders. We are also developing the strategic leadership skills of a targeted group of our most senior leaders in the One Bank Leadership Team (OBLT).

Following the launch of our refreshed values in 2022, we have focused on embedding these values in 2023. Our values are an integral part of the Thrive Leadership journey and feature heavily in the priorities of our OBLT programme. They have also been translated into One Bank Leadership Behaviours. Our bank wide recognition programme on our values, Living Our Values (LOV), continues to recognise colleagues for the great work they have done to support each other, the communities we serve and our customers. In December 2023, our LOV awards were a great testament to how colleagues are demonstrating our refreshed values. We will continue to prioritise embedding further in 2024.

We continue to embed our One Bank talent cycle, including succession planning, which drives talent activity throughout the year – proactively spotting, developing, and mobilising a diverse pool of our most promising talent supported by our Executive Committee and leaders across NatWest Group.

Refer to our 2023 ESG Disclosures Report for full details on how we support colleagues to realise their potential.

Stakeholder focus areas continued

Diversity, equity and inclusion

Core to our strategy and purpose as a bank, Diversity, Equity and Inclusion (DE&I) is part of our collective identity. Our business needs to reflect the communities we serve, so that we cater to them to the best of our ability.

Our contribution towards an inclusive workplace

The One Bank Diversity, Equity & Inclusion Action Committee chaired by Jen Tippin (Chief People & Transformation Officer), and Marg Jobling (Chief Marketing Officer), and made up of senior leaders from across the bank as well as colleague representatives, has a vision for DE&I to be everyone's experience, every day. The committee aims to share best practice, agree, and drive a focused, action-orientated and impactful One Bank approach to DE&I.

The committee has three workstreams that are continuing to drive action to create a diverse, equitable and inclusive workplace: recruitment and attraction; learning and development; and leadership and retention.

Recruitment and Attraction

To make our recruitment processes as inclusive as possible, we have improved and mandated our interview skills training to ensure DE&I is front of mind for hiring managers during the recruitment process. This complements the Recruitment Yes Check which all colleagues can use in every hiring scenario. We have trained a new cohort of Inclusive Interview Ambassadors, increasing our team of ambassadors to over 600.

For further details on recruitment refer to our 2023 ESG Disclosures Report.

Learning and Development

We have several learning and development opportunities to encourage building a more inclusive workplace at NatWest Group. Over 53,000 colleagues completed our enhanced learning module, Choose to Challenge, which is a 24 percentage point increase from 2022. It features real-world scenarios and educates participants in the importance of challenging non-inclusive behaviours. We have also encouraged colleagues to enrol in other learning modules, such as LGBT+ Awareness (81% completion since January 2022 launch, and a 37 percentage point increase since December 2022) and Disability Smart (79% completion since December 2021 launch, and a 33 percentage point increase since December 2022).

Leadership and Retention

Sponsorship plays a key role in breaking down barriers to help under-represented groups progress to senior leadership roles. In 2023, our ExCo members sponsored 29 colleagues from ethnic minority groups. We use our best practice Sponsorship guide to support leaders to take responsibility for supporting and advancing individuals. We have supported 322 colleagues through our Ignite development programmes for gender and ethnicity since its launch in 2022, accelerating the advancement of diverse talent.

We continuously support our eight Employee-Led Networks (ELNs), which collectively have over 24,000 members. Our ELNs are made up of volunteer colleagues from across the bank who play a key role in delivering, raising awareness of, and influencing our bank-wide DE&I strategy, providing development and networking opportunities for members. We also support a community of c.1,000 Inclusion Champions, who take action to create a culture where our colleagues and customers feel they are treated fairly and respectfully.

Gender

We celebrated International Women's Day in March 2023, themed around Embracing Equity, and International Men's Day in November 2023, with a spotlight on male suicide. A variety of events and activities were held to connect colleagues across the globe, educate and raise awareness.

We are a signatory of HM Treasury's Women in Finance Charter and our Executive Sponsor for Gender, David Lindberg (CEO, Retail Banking), is part of the Accountable Executive Taskforce for the Charter. We have utilised the Women in Finance Blueprint, alongside other external benchmarks, to ensure we remain focused on the interventions that will make the most difference.

Ethnicity

This year we welcomed a new Executive Sponsor for Ethnicity, Keiran Foad (Group Chief Risk Officer), working alongside Scott Marcar (Group Chief Information Officer). We celebrated Race Equality Week in February 2023, with the theme of Its Everyone's Business, and Black History Month in October 2023, with the theme of Saluting Our Sisters. Leveraging our partnership with Team GB, we held an event with former athlete Christine Ohuruogu, MBE, which c.500 colleagues attended.

Our Ethnicity Advisory Council comprises nominated external specialists from different industries who meet regularly to provide critical challenge, guidance, and direction to our strategy. They will work in collaboration with three newly appointed Racial Equality Taskforce Leads who will continue to listen to the experience of our colleagues from ethnic minority groups and identify the steps we will take to support colleagues, customers, and communities. We are a signatory of the Business in the Community Race at Work Charter and we have also been recognised as a Top 25 Outstanding Employer based on our submission to the Investing in Ethnicity Maturity Matrix.

LGBT+

As well as celebrating Pride, NatWest India launched a second cohort of TRANSpire to promote employability skills for the transgender community and partnered with Pride Circle to host a Rainbow Bazaar championing LGBT+ entrepreneurs. For the sixth time NatWest Poland organised the LGBT+ Diamond Awards to recognise individuals and organisations making a significant contribution to LGBT+ awareness.

Our LGBT+ Executive Sponsor, Jen Tippin (Group Chief People and Transformation Officer), continues to be recognised for her equality efforts through the Involve Top Ally Executive Role Model list for a second year in a row, and shortlisted in the 2023 Diva Awards for LGBT+ Allyship.

Disability

We celebrated International Day of Persons with Disabilities with the theme of Enable Don't Disable in December 2023. During the year, Enable, our Disability & Neurodiversity Network, sponsored by our Executive Sponsor for Disability, Olly Holbourn (CEO, RBS International), hosted several events which celebrated and recognised the power of role models with disabilities in society, and focused on the importance of creating an accessible bank for our colleagues and customers.

We were privileged to sponsor and host the Business Disability Forum's annual conference in 2023. We were recognised as a Disability Confident Leader in the UK Government's Disability Confident scheme and introduced a Neuro-Developmental Pathway through our Private Medical cover.

Stakeholder focus areas continued

Socio-Economic

With the support of our Executive sponsor, Matt Austen (Director of Strategy & Corporate Development), we have continued to gather data on the socio-economic diversity of our workforce and supported the compiling of an industry perspective with our trusted partners.

We continue to use insight gained from our colleague engagement survey, Our View, to form future solutions that will ensure opportunities to advance for all colleagues.

For further details on diversity, equity and inclusion refer to our 2023 ESG Disclosures Report.

Our progress and targets

Colleague sentiment on inclusivity remained strong in 2023, 93% of colleagues told us that they believe NatWest Group promotes an inclusive culture. Although sentiment has remained consistent in all our colleague groups, our focus remains on where scores may vary for colleagues from minority groups and the actions we need to take to address the disparity.

We ran a smaller pulse survey in May 2023, focused on championing belonging, in which 95% of colleagues told us they feel comfortable being themselves at work (a 2 percentage point increase from 2022). In 2023, for the first time, we asked our colleagues whether they thought our work environment is accepting of everyone. 94% of colleagues agreed (+6 vs Global Financial Services Norm).

Our Board composition meets the FTSE Women Leaders Review (formerly the Hampton Alexander Review target of a minimum of 40% women's representation on the Board by 2025, with a figure of 40% as at 31 December 2023. Our Executive Management Committee (ExCo) is 27%, with the Chief Financial Officer, Chief Marketing Officer, Chief People & Transformation Officer, Chief Governance Officer and Company Secretary roles held by women.

We continuously monitor and report against our diversity targets. We have a target for full gender balance in CEO-3 positions and above globally by the end of 2030. As at 31 December 2023, we had 41% of women in our top three layers[*] an increase of 1 percentage point, since 2022. This represents an increase of 12 percentage points since targets were introduced in 2015.[1]

We are committed to pay equality. The mean gender pay gap for NatWest Bank, our largest reporting entity, is 27.6% (median: 29.7%) closing the gap by 1.2 percentage points since last year. The mean gender bonus gap is 26% (median: 17.7%), closing the gap by 4.5 percentage points since last year. If we include recognition vouchers in our calculation, the bonus gap increases to 49.7% (median 91.8%), closing the gap by 2.9 percentage points since last year. This means every colleague who received a small recognition award – for example £10 – is included in the calculations, whether or not they received a bonus. Most colleagues in our more junior jobs only receive fixed pay – a change made to provide more certainty over earnings. We currently have a higher proportion of women in these roles. We believe the figures excluding recognition vouchers are more accurate reflections of our gender bonus gap.

Introduced in 2018, our ethnicity target is to have 14% of colleagues from ethnic minority groups in CEO-4 and above positions in the UK by end of 2025. As at 31 December 2023, of 84% of colleagues who disclosed their ethnicity, we have an aggregate 13% of colleagues from ethnic minority groups in our CEO-4 and above positions.[*] This represents a 5 percentage point increase since targets were introduced[1] and a 2 percentage point increase from 2022. Overall, of those who disclose their ethnicity, 20% of all colleagues in the UK identify as being from an ethnic minority group.

In line with our commitment to transparency under the UK Government's Race at Work Charter, we have voluntarily disclosed our aggregated ethnicity pay gap for NatWest Group UK. The mean ethnicity pay gap for NatWest Group is 6.2% (median: 9.2%), closing the gap by 1 percentage point since last year. The mean ethnicity bonus gap for NatWest Group, excluding recognition vouchers, is 19.9% (median: 22.4%), closing the gap by 1.9 percentage points since last year. We have broken down our ethnicity pay gaps to compare Asian, Black, mixed/multiple, and other ethnic minority colleague's average hourly pay to that of White colleagues for NatWest Group in Great Britain. This highlighted a wider pay gap between Black and White colleagues than the average ethnicity pay gap. The target set in 2021 to increase the number of Black colleagues in CEO-5 and above UK roles is intended, alongside other initiatives, to address underrepresentation in this area.

For our full gender pay gap and ethnicity pay gap report refer to natwestgroup.com.

The NatWest Group Racial Equality Taskforce set out 10 commitments in the Banking on Racial Equality Report, including a UK target to have Black colleagues occupying 3% of UK CEO-5 positions and above by end of 2025.

As at 31 December 2023, we have 1.9% of colleagues who identify as Black in CEO-5 positions in the UK, which is a 0.4 percentage point increase from 2022. Overall, of those who disclose their ethnicity, 3% of all our colleagues in the UK identify as Black. We are committed to achieving our current targets, and to ensuring that they evolve appropriately.

Our full Banking on Racial Equality Report can be found at natwestgroup.com.

For a full breakdown of our colleague data, including our gender and ethnicity profiles by level, refer to our Non-financial information datasheet at natwestgroup.com.

Companies Act 2006, section 414C (8)(c) disclosure

	Male #	Female #
Directors of the company	6	4
Executive employees	63	29
Directors of subsidiaries	180	67
Permanent employees (active and inactive)	32,400	30,100

13 Directors of subsidiaries have not declared their sex.

There were 352 senior managers (in accordance with the definition contained within the relevant Companies Act legislation), which comprises our executive population and individuals who are directors of our subsidiaries.

UK Corporate Governance Code Provision 23: As at 31 December 2023, the gender balance of senior management and their direct reports was 39% female and 61% male. For the purposes of this note, senior management means our executive management team (which includes the Company Secretary).

For Board and executive management diversity disclosures (Listing Rule 9.8.6 (10)), refer to page 107.

Our partners and recognition


INVESTING
ETHNICITY


Diversity IN Check


Bloomberg
Gender-Equality
Index
2023


Great
Place
To
Work.
Certified


BRITISH
LGBT
AWARDS 2023

For full details, refer to our Diversity, Equity & Inclusion pages at natwestgroup.com.

(1) NatWest Group's management structures were revised during 2023. For the purpose of remuneration reporting, the representation targets were set based on the management structures in place at the start of 2023 with performance assessed at 31 December 2023.
(*) Within the scope of EY assurance. Refer to page 68.

Stakeholder focus areas continued



Regulators

We operate in a highly regulated market which continues to evolve. We understand the need to have an ongoing, constructive and open dialogue with all relevant regulatory bodies.

Highlights

Implementing Consumer Duty to ensure good customer outcomes

We continued to engage with the FCA to keep them up to date with our progress.

Basel 3.1 implementation

We provided a key consultation response to the Prudential Regulation Authority's (PRA) proposals on the implementation of Basel 3.1.

Responding to consultations

We provided input and comment to consultations from government, regulatory and standard-setting bodies.

Maintaining dialogue with regulators

In an evolving regulatory landscape, we have maintained constructive, open dialogue with our regulators.

Ongoing dialogue

In July 2023, the Financial Conduct Authority's (FCA) Consumer Duty went live for on-sale products and services. The Consumer Duty is designed to set higher and clearer standards of consumer protection across financial services and requires firms to deliver good outcomes for customers. As part of the Consumer Duty, firms must: ensure products and services provide fair value, enable customers to make informed financial decisions to help them pursue their goals, and provide support that meets the needs of all customers.

Throughout our implementation of the Consumer Duty, we continued to engage openly and collaboratively with the FCA. We have made sure that the regulator has been fully informed of our progress and is comfortable that the changes we have made reflect both the spirit and substance of the new standards. Our regular rhythm of engagement with the FCA will continue as we implement the Consumer Duty for all of our off-sale products and services by the regulatory deadline of July 2024.

Aside from the Consumer Duty, the broader regulatory landscape has also continued to evolve. As such, it has been imperative for the bank to maintain ongoing, constructive and open dialogue with all our regulators.

During 2023, this included several responses to material consultations or other requests for comment and input from various government, regulatory and standard-setting bodies. Key consultation responses have included the Prudential Regulation Authority's (PRA) proposals on the implementation of Basel 3.1, the FCA's discussion paper on the role of Big Tech in financial services and the reform of the Consumer Credit Act 1974 led by HM Treasury.

We formally engage with our regulators at senior executive and Board level, as well as via individual non-executive directors, through continuous assessment and proactive engagement meetings. Most notably during 2023, there was increased focus by regulators on how we have supported our customers to address the challenges of the increased cost of living, as well as the associated credit risk impacts.



Good customer outcomes

In preparation for the implementation of Consumer Duty in July 2023, we completed a comprehensive review across our business segments – and more than 330 on-sale products and services – to identify and address areas that represented the greatest risk of foreseeable harm.

We've committed to over 300 improvements to make sure that our products and services work as intended, and expanded our data monitoring to measure good customer outcomes. We're also supporting our colleagues with the new regulations by providing targeted training to our teams and recognising and celebrating successes.

Stakeholder focus areas continued



Communities

As a leading financial firm in the UK, we believe we can make a real and positive difference to people's lives.

Highlights

Direct community investment of over £11m in 2023

We invested more than £11 million(*) in programmes and funding to support the communities we operate in.

More than 125,000 hours volunteered

Our colleagues gave their time in 2023 to support a range of good causes.

Helping to train new youth workers

We're transferring £3 million of our apprenticeship levy to train 220 youth workers in England over five years.

Supporting more than 45,000 entrepreneurs

In 2023, we helped more than 45,000(*) individuals and businesses through our enterprise programmes against a target of 35,000 in 2023.[1]

Continuing to give back

Our ambition is to support and give back to the communities we operate in. Our direct community investment in 2023 amounted to more than £11 million,(*) as measured using the Business for Societal Impact benchmarking standard. This includes the funding we make available to support colleague giving and the direct costs of delivering our community programmes.

In 2023, our Do Good Feel Good campaign once again gave our colleagues the chance to support good causes they care about by volunteering their time and fundraising. Across all our fundraising and volunteering programmes, our colleagues raised £3.8 million and gave 125,000 volunteering hours, offering their skills and expertise to support a range of causes.

Read more about our fundraising activities in our 2023 ESG Disclosures Report.

Building young people's financial confidence

NatWest Thrive is a programme to help young people grow in confidence and get into good money habits. It's been developed by specialist youth workers at the National Youth Agency, working closely with young people. The programme is a unique collaboration between NatWest Group, the National Youth Agency and the footballer and campaigner Marcus Rashford MBE.

Following the pilot and summer roll-out of the programme to youth clubs in 2022, in February 2023 we announced new commitments to support the programme and young people across England. This included doubling the number of NatWest Thrive youth clubs from 15 to 30 by the end of 2023, which we achieved. Over five years, we will also transfer £3 million of our apprenticeship levy to the National Youth Agency to support the training of 220 youth workers across the industry in England.

(1) Represents approximate number of interventions delivered and individuals supported through enterprise programmes during 2023, which is based upon data provided by third parties delivering these interventions without further independent verification by NatWest Group.

(*) Within the scope of EY assurance. Refer to page 68.



Helping community groups realise their climate ambitions

The Royal Bank of Scotland launched a new £150,000 fund to support 50 community groups across Scotland to deliver sustainability projects.

Delivered with the community investment platform, Neighbourly, The Royal Bank Regenerate Fund offers schools, charities and community groups the chance to apply for funding to make their sustainability projects a reality. It focuses on four areas: energy efficiency and buildings; environment, nature and biodiversity; food, water and waste; and transport and mobility.

Three groups who helped develop the Royal Bank Regenerate Fund received a £3,000 grant to support their projects. Bike for Good, a charity based in Glasgow refurbishes bikes to give people affordable access to cycling and divert old bikes from landfill. For founder, Gregory Kinsman-Chauvet, the grant is helping them make a difference: 'We'll now be able to refurbish more bikes and increase our skills workshops in the community to help get more people on their bikes.'

Stakeholder focus areas continued

Supporting enterprise

In 2023, we delivered more than 300,000(*) interventions to help people start, run and grow a business. We helped more than 45,000(*) individuals and businesses through our enterprise programmes, including over 1,300 entrepreneurs through the NatWest Accelerator Programme. Throughout 2023, we delivered our Accelerator Programme through in-person and virtual coaching sessions, workshops, thought leadership and events across our 13 hubs in the UK and online.

In 2023, we launched our Entrepreneur Hub, which helps users find education, tools and events across NatWest Group brands, while our Business Builder and Business Insight content continues to provide learning and thought leadership to support businesses.

Helping Black entrepreneurs thrive

We're supporting a new 'mini' Master of Business Administration (MBA) course designed to address the challenges faced by Black people entering the world of business. MBA 30, a targeted education programme, has been developed by the Black British Initiative (BBI) and SOAS, University of London. The programme, which opened to students in September 2023, provides Black entrepreneurs with the skills, knowledge and networks to thrive in their respective industries.

Our support of MBA 30 builds on our work to champion the UK's ethnic minority businesses. Since the launch of the Time to Change report by Aston University's Centre for Research in Ethnic Minority Entrepreneurship in collaboration with NatWest Group in 2022, we've formed a strategy to help tackle the multiple barriers faced by ethnic minority businesses in the UK. We're focusing on fostering local networks of support to boost business survival and growth, building long-term, trust-based relationships with businesses, and breaking down barriers to finance.

Financial learning and education

In 2023, our MoneySense programme focused on helping young people to prepare for the transition from school to living independently. During 2023, we reached more than 1.1 million young people through the MoneySense schools programme. Activities included an immersive escape room that allows participants to explore the social and economic impact of financial decisions and a carbon footprint tracker, which helped young people to review the impact of their purchasing decisions and lifestyle choices on the environment.

Our free Financial Foundations workshops are designed to empower participants to take control of their money and future. In 2023, we added bespoke cost of living content to our workshop series, exploring budgeting tips, savings strategies and what to do if someone is struggling with debt. The interactive sessions included follow-up resources to help embed the learning. In 2023, our trained bank volunteers delivered workshops totalling almost 250 hours of support.

NatWest Social & Community Capital

NatWest Social & Community Capital (S&CC) is an independent charity, supported by NatWest Group. Its mission is to help social enterprises and trading charities to make a positive impact in communities up and down the UK, with a focus on Scotland and the north west Midlands.

It does this by providing flexible funding and wider support to groups who might otherwise struggle to get funding. Offering funding of between £30,000 and £500,000 dependent on the purpose of the borrowing, S&CC aims to support its customers to make a lasting social impact. Loans that are repaid are recycled back to the charity for further investment.

It supports organisations like The Ledge, a community-focused climbing centre with a social mission. Based in Inverness, The Ledge is a home for the local climbing community, as well as a charity designed to help people overcome life challenges through the shared experience of climbing. Alongside support from sportscotland, the S&CC team provided flexible funding to help The Ledge complete the climbing centre and make their community project a reality.

Power of Helping Hands Fund

Our Regional Boards, which operate in seven regions and nations across the UK, supported communities in 2023 through the Power of Helping Hands Fund. The £1 million fund is designed to give quick, on-the-ground support to help people with the rising cost of living. More than 120 charities received support in 2023, helping to deliver projects supporting people experiencing loneliness, foodbanks, youth worker outreach and children's health programmes.

The Power of Helping Hands Fund formed part of a wider £5.7 million in support provided to help communities throughout the UK, delivered by partner organisations including the Federation of Small Business, the Trussell Trust and Responsible Finance.

(*) Within the scope of EY assurance. Refer to page 68.



Proud to be a Homewards Activator

In June 2023, NatWest Group joined Homewards, a five-year, locally led programme launched by His Royal Highness The Prince of Wales and The Royal Foundation. The programme aims to demonstrate that it is possible to end homelessness. Working with six flagship locations across the UK, Homewards will provide space, tools and partnerships to showcase what can be achieved through a collective effort focused on preventing homelessness.

NatWest Group is a Homewards Activator, working alongside organisations from a range of sectors and industries to contribute skills, resources and investment to support the programme to deliver solutions to prevent and end homelessness for good.

NatWest Group is already working with The Royal Foundation of The Prince and Princess of Wales as part of the Business Taskforce for Early Childhood, launched by Her Royal Highness The Princess of Wales in March 2023.

Stakeholder focus areas continued



Suppliers

Our Supplier Charter

Our Supplier Charter clearly sets out our progress to date and our ask in the areas of ethical business conduct, real living wage, prompt payment, human rights and modern slavery, environmental sustainability and diversity, equity and inclusion. We've also added new guidance around digital accessibility, included some developments on the horizon and valuable learning opportunities for our suppliers and the wider value chain.

We've re-designed the charter to ensure it's a useful and accessible guide to working as a supplier with NatWest Group.

Highlights

57.6% supplier sustainability score

Of the 528 NatWest Group suppliers that took part in EcoVadis, the average score is higher than the Global EcoVadis average of 45.9%.

Supplier Decarbonisation Programme

We established our Supplier Decarbonisation Programme in 2022 to support the delivery of our 2030 and 2050 carbon reduction ambitions.

Committed to prompt payment

Our standard payment terms are 30 days and we maintain immediate payment on goods and services received.

Fast Payer Award

For the third year running NatWest Group was recognised for fast payment throughout our organisation.

Sustainability performance

We continue to work with the global sustainability rating company EcoVadis to conduct individual sustainability performance assessments of our suppliers.

In 2023, EcoVadis also conducted a sustainability assessment of NatWest Group, in which it scored 67% overall, which is significantly higher than the global EcoVadis average of 51%, ranking us in the 91st percentile.

Working together

We continue to collaborate with our suppliers to create a diverse and responsible supply chain, be fair and transparent with our suppliers and reach net zero by 2050 across our operational value chain.

We've set ourselves clear goals to achieve our ambition of reaching net zero by 2050 across our operational value chain. To achieve this, we need to work hand in hand with suppliers who share our purpose and commitment to building a sustainable future.

In 2022, we established a (multi-year) Supplier Decarbonisation Programme to support delivery of the 2030 and 2050 carbon reduction ambitions related to our operational value chain. In 2023, the Supplier Decarbonisation Programme completed a pilot with a small sample of suppliers to understand the most effective way to meet NatWest Group's supply chain decarbonisation goals and embed climate objectives into our supply chain strategy.

The pilot enabled us to agree on our engagement approach and communications strategy. In addition, it gave us a clearer understanding of education requirements for suppliers and colleagues to ensure that they have the right skills to engage in climate conversations. We were also able to better understand our data requirements and opportunities to share good practice. Learnings from the pilot and external reviews have been used to inform our 2024 supply chain decarbonisation approach and plan. We aim to set clear expectations within the overall procurement framework and work collaboratively with our suppliers within the wider sustainability and ESG agendas.

Prompt payment

We pay our suppliers promptly for the services they provide to us. Our standard payment terms are 30 days, but we continue to maintain immediate payment on goods and services on receipt, resulting in average days to pay in H1 as seven days, and six days in H2. This goes beyond our commitment as a signatory to the government's Prompt Payment Code, which requires payment to be made in 60 days.

Read more about how we're working with our Suppliers in our 2023 ESG Report.

Respecting human rights

At NatWest Group, we understand we have an important role to play in promoting respect for human rights. We seek to do this by continuing to align our approach to a range of voluntary international standards including the UN Guiding Principles on Business and Human Rights (UNGPs) and through the continued application of policies and practices covering our colleagues, customers and suppliers, but we know that there is more that we could be doing.

In 2023, our Human Rights Action Group prioritised independent validation that we are paying above the minimum and living wage rates for our major hubs outside of the UK. We achieved accreditation as a Regional Living Wage Employer from the Fair Wage Network and are now recognised as a Global Living Wage Employer.

We published our Salient Human Rights Issues, and enhanced due diligence on high-risk sectors through a new Environmental, Social & Ethical (ESE) Human Rights Risk Acceptance Criteria (RAC) which will be rolled out in 2024. We intend to test, evolve and adapt the scope of the ESE Human Rights RAC over time to maximise effectiveness.

NatWest Group was the highest scoring bank in the 2023 CCLA Modern Slavery UK Benchmark. We published our seventh Modern Slavery and Human Trafficking Statement and engagement with various stakeholders, including charities, non-governmental organisations (NGOs) and campaign groups has continued to help further our knowledge and understanding of human rights issues.

Further information on our approach to human rights, including our annual Modern Slavery and Human Trafficking Statement. Salient Human Rights Issues and Human Rights Position Statement can be found at natwestgroup.com.

Business performance

Strong businesses to meet customers' needs

Retail Banking



We're here for our customers every day and at every important life moment – whether they're opening their first account, buying their first home, saving for the future or investing for the next generation.

Our focus on supporting our customers to reach their financial goals has helped us to build deeper relationships by understanding their needs and engaging with them with more meaningful insights. Through our digital and mobile experience, we're helping our customers to improve their financial wellbeing through personalised experiences, along with the support of our excellent colleagues.

Total income
£5,931m
2022: £5,646m

Net loans to customers
£205.2bn
2022: £197.6n

Operating profit
£2,638m
2022: £2,824m

Customer deposits
£188.0bn
2022: £188.4bn

Return on equity
23.8%
2022: 28.6%

Risk-weighted assets
£61.6bn
2022: £54.7bn

Private Banking



We serve the banking, lending and wealth management needs of UK-connected high net-worth individuals and their business interests through the Coutts brand.

We also deliver the investment requirements of customers across NatWest Group through our Investment Centre of Expertise. As the first UK-headquartered private bank to become a certified B Corp, we aim to manage our clients' wealth responsibly.

Total income
£990m
2022: £1,056m

Net loans to customers
£18.5bn
2022: £19.2bn

Operating profit
£291m
2022: £436m

Customer deposits
£37.7bn
2022: £41.2bn

Return on equity
14.8%
2022: 24.5%

Risk-weighted assets
£11.2bn
2022: £11.2bn

Commercial & Institutional



As a leading commercial bank in Great Britain[1], we're focused on supporting every stage of our customers' journey and helping them to manage a challenging economic environment. Through our specialist sector knowledge and capabilities, we deliver comprehensive products and solutions for businesses ranging from start-ups to corporates and large institutions. We're working to make banking simpler for our customers by developing our digital capabilities and investing in climate financing solutions to support their transition to more sustainable practices.

(1) Based on the % of 10,550 businesses, with an annual turnover up to £1 billion, that name a NatWest Group brand as their main bank (19%) and 2,463 businesses with a turnover over £2 million in Great Britain who scored NatWest +10 NPS. Source: MarketVue Business Banking from Savanta at Q4 2023.

Total income
£7,421m
2022: £6,413m

Net loans to customers
£131.9bn
2022: £129.9bn

Operating profit
£3,236m
2022: £2,547m

Customer deposits
£193.4bn
2022: £203.3bn

Return on equity
15.4%
2022: 12.2%

Risk-weighted assets
£107.4bn
2022: £103.2bn

Retail Banking

We're here for our customers every day and at every important life moment – whether they're opening their first account, managing day-to-day expenses, buying their first home, saving for the future, or investing for the next generation.

We're focused on understanding our customers and supporting them to reach their financial goals. Our tailored insights, engaging products, skilled colleagues and digital and mobile experience provide personalised experiences to help our customers to improve their financial wellbeing.

2023 focus and highlights

Serving our customers everyday means responding to their changing needs. During 2023, we created 17.2 million positive interactions with customers through tailored messages. We also met 94% of our customers' requirements digitally, with high satisfaction levels for our mobile banking app. And as part of our ambition to develop more engaging, personalised experiences for our customers, we launched our Insights feature in our mobile banking app in October 2023. The feature, which was designed in collaboration with our customers, aims to support them to build better financial habits, manage everyday spending and plan for the future. At the end of 2023, over 3.6 million users had tried the Insights features. Meanwhile, our AI virtual assistant, Cora, fully supported 49% of customer queries through 10.8 million[*] conversations handled without colleague intervention.

We understand the cost of living crisis continues to put pressure on household finances. High interest rates significantly impacted the housing and mortgage market in 2023. Against this backdrop, we remain committed to helping customers buy and refinance their homes. In June 2023, we were one of the first high street banks to sign up to the UK Government's Mortgage Charter, formalising the flexibility we already offered to our customers.

We have grown our share of new lending to around 13% and stock balances to £193 billion.

We know high energy bills are a major concern for our customers and our new Home Energy Hub aims to help customers improve the energy efficiency of their home and reduce their bills. So far, over 24,000 plans have been created through the tool which launched in November 2023.

We also want to help our customers to use credit responsibly. Since 2021, we have reduced the number of customers in persistent credit card debt by 28% through tailored engagement and digital enhancements, like personalised repayment options. We offer a range of innovative solutions to our customers and our Borrowing Needs tool helps them to find the right solution for their circumstances. We're continuing to help customers in financial difficulty to access the independent support and advice they need. In 2023, we funded 17% of the Citizens Advice Help Through Hardship helpline, allowing 50,000 calls to be answered and the implementation of 7,800 support plans.

In 2023, we enabled greater access to our products and services. For example, by making our Know Your Credit Score tool available to customers, 4.2 million people accessed instant, detailed credit score insights in the year. We also made our credit cards available to those who don't bank with us and our new fully digital integration with aggregators has helped in growing our market share to 8.5%. In the face of a higher interest rate environment, we have continued to support our customers' savings goals. Customers no longer need to have a NatWest Current Account to open one of our fixed rate savings products. This has helped us meet more savings needs, maintaining our deposits position to the end of 2023 with strong balance growth of £3.5 billion in Q4 2023. We met our goal to help two million save more than £100 for the first time[1].

We've continued to improve the way we meet needs across the customer lifecycle. We're helping future generations to create good money habits through Rooster Money with 215,000 new cardholders' building financial resilience in 2023. Our Youth accounts, including Rooster Money, grew to over 574,000 customers in 2023. We've also refreshed our Premier proposition, delivering features on our Premier Select account for Affluent customers. New customer flow to this segment has more than doubled across the year.

(1) 2020 goal: To help two million people save over £100 for the first time with NatWest Group since 2020.
(*) Within the scope of EY assurance. Refer to page 68.

2024 priorities

Our customers are the heart of our business, and we are proud of the way we have served them in 2023. In 2024 we are committed to raising our ambition to provide meaningful, personalised experiences through a consistent, connected experience for our customers at every life moment.

We will continue to invest in more compelling, seamless journeys and embed our financial services into life moments to enable customers to access related and relevant services when and where they need them. We will further scale personalised engagement with customers with meaningful insights throughout their lifecycle and experiment with new artificial intelligence capabilities to enhance experiences.

Helping customers build better financial habits

In October 2023, we launched Insights, the new financial wellbeing function in our mobile Retail Banking app. Insights makes it easier for our customers to find relevant features and tools in the app that can help them better manage their money, like Savings Goals, Round Ups, and Know Your Credit Score. It can also help customers with challenges such as reducing their household bills and finding ways to save money.

Customers can use all the Insights features in the app on their own or with a NatWest Group colleague as part of a Financial Health Check to better understand their financial health. We want our customers to feel in control of their day-to-day finances and confident about their life goals, so we'll continue to evolve the way Insights can help them in 2024 and beyond.

Private Banking

We serve the banking, lending and wealth management needs of UK-connected high net-worth individuals and their business interests through the Coutts brand. We also deliver the investment requirements of customers across NatWest Group through our Investment Centre of Expertise.

Our Private Banking strategy continues to help our customers to meet their financial goals. Through our relationship-led, digitally enabled, proactive client engagement model, we aim to deliver good outcomes for our clients and manage their wealth responsibly, while supporting the wider NatWest Group to deliver on our strategy.

2023 focus and highlights

We continue to focus on meeting our customers' needs as they evolve towards more digital engagement. Our investment is focused on increasing clients' ability to self-serve when they want and in ways more suited to their needs. We improved how our customers can invest with us digitally, including deepening integration with the mobile banking app, digitising and simplifying more journeys and developing new digital journeys for customers receiving investment advice through our face-to-face channel. As a result, adoption of our digital services within our customer base is high and maturing. In 2023, over 90% of payments, were made digitally and more than 100,000 customers from across NatWest Group invested more than £2 billion with us through our digital investment service.

In a high interest rate environment, we saw client demand and needs change rapidly both in deposits and lending, and the market became increasingly competitive, particularly in the first quarter of 2023. We reviewed our proposition and in August 2023, we launched the Coutts NatWest Mortgage to give Coutts clients an improved choice of mortgage options. Our research has shown that 30% of Coutts clients have simpler mortgage needs and could benefit from NatWest products, which on retail policies offer lower mortgage rates, a broader product range, and a more digitised client journey.

We have continued our climate commitments and in 2023, our Coutts Asset Management published its first detailed climate disclosures within NatWest Group's overall climate disclosures, which were compliant with the TCFD recommendations and the FCA's ESG sourcebook requirements for asset managers. We also assessed 81 of our funds using our Net Zero Investment Framework and published progress against our portfolio alignment target for the first time. As at the end of 2023, 49% of funds within our managed assets were portfolio aligned.

Continuing our collaboration with the Business Growth Fund (BGF), with the close of UK Enterprise Fund (UKEF 3) in January 2024 we have now raised more than £110 million. So far 89 companies, spread throughout the UK and diversified across sectors, have been backed in the first two funds (UKEF 1 & 2). Around 70% of investment is in companies based outside of London and the South East. UKEF is proud to support female founders and their businesses with c.15% of investment from the portfolio and BGF going towards female-led companies, alongside providing additional support including investment-ready workshops run by BGF and NatWest Group.

2024 priorities

In 2024, we are continuing to focus on delivering what matters most to our customers while driving profitable growth and long-term efficiencies for the business segment. We will sharpen our focus on core clients, supporting them with their banking, lending and wealth management needs. We are taking actions to ensure that we meet the evolving client needs and more competitive market, and are creating a platform to meet this in an effective and efficient way.

With the rise of Generative Artificial Intelligence (Gen AI) in 2023, we have been exploring options to embed Gen AI into our internal ways of working to improve the efficiency of our colleagues. The focus of development is to use Gen AI as a tool to help our colleagues and teams strengthen our approach to client interactions and service delivery, centring around developing lasting and positive relationships

Stepping into the growing market of workplace pensions through Cushon

In June 2023, we completed the acquisition of workplace savings and pensions fintech Cushon. Leveraging Cushon's proposition enables NatWest Group to offer a suite of financial wellbeing services to its customers and their employees.

With £2.3 billion in assets under administration as at the end of 2023, Cushon was the fifth-largest Master Trust (a pooled investment vehicle that combines the management of funds contributed from multiple sources) by number of employees in the UK for the second half of 2023. Its primary products are its workplace ISA and master trust pension. Following a successful pilot in 2022, its proposition is currently available to NatWest Group's commercial mid-market customers in certain regions, with broader roll out planned in the first half of 2024.

'Our mission is to offer UK savers a convenient way to save,' explains Ben Pollard, CEO and co-founder of Cushon. 'As a result, we hope to end the status quo of too many people being excluded from life-long savings.'

Business performance continued

Commercial & Institutional

Commercial & Institutional provides specialist banking services and expert advice to a broad range of businesses, from supporting start-ups at launch to partnering with large companies and global institutions. We help our Commercial & Institutional customers achieve their financial goals and manage their risks, while navigating change, by providing financing, transaction banking, trading and risk management services.

2023 focus and highlights

Commercial & Institutional proactively supported customers' needs across the full range of our services, connecting them to the knowledge, solutions and products critical for success in the sectors, regions and markets they operate in. The benefits of bringing the franchise closer together were seen through deepened relationships with our customers.

We maintained our position as the UK bank of choice for SMEs, banking 1 in 5 of every small business in the UK. We remained the biggest high-street bank for start-ups, growing our market share from 10% two years ago to 19% in 2023[1]. For these smaller business owners, we introduced several initiatives to support them as they faced a challenging economic environment: providing free everyday business banking to new start-ups opening a bank account for the first time, cash-back on business credit cards and making payments easier, faster and cheaper for small businesses. Over 1,300 businesses went through our Accelerator programme in 2023 across our 13 regional and digital hubs, accessing advice, coaching, training schemes and peer support.

We also supported, in conjunction with key partners, over 300,000 businesses with interventions such as learning and development events, including providing over 4,400 financial health checks for businesses. We aim to be a simpler bank to deal with and during 2023 continued to invest in digital, data and technology capabilities to better connect customers to the products and services they need.

Over 80% of our business banking customers now primarily use digital channels to interact with us, up from 63% at the beginning of 2023. Meanwhile, our payments platform Tyl continued to scale, doubling to over 30,000 merchants, in 2023. We were one of the first banks to offer Apple and Android Tap to Pay, a low-cost service removing the need for any hardware to accept payments. We have also incorporated Generative Artificial Intelligence into our webchat channel to provide better service to our business customers. We continued to improve our digital and product offering for small business owners, supported by the popularity of Mettle, our free digital-only business account.

Our extensive network of relationship managers remained critical to our success, and during 2023 they continued to help our commercial and corporate customers to grow stronger, manage costs, find the right funding solutions and reduce risk in volatile markets, including internationally. At the Euromoney Foreign Exchange Awards 2023, we were recognised as the 'Best FX Bank for Corporates' and named the 'Best Sterling Lead Manager' at the Global Capital Covered Bond Awards 2023.

We continue to support our customers with their transition towards a net-zero economy, providing digital tools to help customers measure and reduce their carbon footprint, with a large number of customers using these tools during 2023. Through Lombard, the No.1 UK provider for asset finance, we continued to support customers with financing for electric vehicles, renewables and cleaner energy alternatives[2]. In June 2023 we were proud to be the sole arranger on Ørsted's €100 million privately placed Blue Bond issuance, with proceeds going towards financing initiatives that target offshore biodiversity and sustainable shipping and in October 2023 we provided our first Green labelled facility to a Funds customer, a GBP and EUR Green use of proceeds facility to a UK clean energy fund.

We maintained our position as a leading green, social, sustainability debt (GSS) bookrunner in our chosen markets and geographies, ranking #1 lead manager for Global GBP issuance, #1 for UK Financial Institutions and #4 Western European Corporates (including Nordics)[3].

2024 priorities

In 2024 we will contribute to NatWest Group plans for disciplined growth and supporting a long-term stable return on equity. To achieve this, we will invest in our platforms to improve the customer experience, implement a more agile deposit strategy and free up colleague capacity to spend more time with our customers and deepen relationships. We will support growth by providing our corporate customers with access to international markets and expertise in structured finance, payments, trade finance and risk solutions. We will continue to maintain a disciplined approach to management of our balance sheet and optimise our capital utilisation to create capacity to support more of our customer needs.

The UK launch of Tap to Pay on iPhone

In July 2023, Tyl by NatWest supported Apple's UK launch of Tap to Pay on iPhone. Tap to Pay lets businesses seamlessly and securely accept contactless payments using iPhone and NatWest's supporting app – without the need for extra hardware or card readers.

By bringing together the agility of our fintech payments business and Apple's technology, we were one of the first UK banks to launch the Tap to Pay service on iPhone. This followed our successful pilot of Tap to Pay on Android in May 2023 and marks an important milestone in our payment ambition.

When businesses join Tyl by NatWest, they can benefit from our all-in-one NatWest Tap to Pay app on both iPhone and Android. Through the app, they can take contactless payments and monitor sales and transactions day to day. Businesses can also use insights and support available in Tyl's customer portal to track sales trends, payments and invoices, and set up marketing and loyalty programmes to drive further business.

(1) Based on the % of 647 businesses, less than two years old, that name a NatWest Group brand as their main bank (19%). Source: MarketVue Business Banking from Savanta, YE Q4 2023. Data weighted by region and turnover to be representative of businesses in Great Britain.
(2) Based on net leasing data (£m) as at 31 December 2022.
(3) At 31 December 2023, NatWest Markets ranked first by deal value among bookrunners for supporting UK issuers for green, social and sustainability (GSS) debt issuance. Source: Dealogic, 31 December 2023 â•fi excludes money market and short-term debt.

NatWest Group's climate strategy

We champion potential. Helping people, families and businesses to thrive.

Our climate ambition is to be a leading bank in the UK, helping address the climate challenge.

We have an ambition to be net zero by 2050 across our financed emissions, assets under management (AUM) and our operational value chain.

Our 2030 climate ambitions

1 **We have an ambition to at least halve the climate impact of our financing activity by 2030, against a 2019 baseline, and align with the 2015 Paris Agreement.**


2

We plan to reduce carbon intensity of our Managed Assets by 50% by 2030, against a 2019 baseline, and to move 70% of Managed Assets to a net-zero trajectory.[(1)]


3

We plan to reduce emissions for our operational value chain by 50%, against a 2019 baseline.[(2)]

How we are helping to address the climate challenge



Supporting customer transition to net zero

We have a target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025.

We have an ambition to support our UK mortgage customers to increase their residential energy efficiency and incentivise purchasing of the most energy efficient homes, with an ambition that 50% of our mortgage portfolio has an EPC rating of C or above by 2030.



Helping to end the most harmful activities

We plan to phase out of coal for UK and non-UK customers who have UK coal production, coal fired generation and coal related infrastructure by 1 October 2024, with a full global phase-out by 1 January 2030.[(3)]



Powerful partnerships and collaborations

We plan to collaborate cross industry and create products and services to enable customers to track their transition to net zero.



Getting our own house in order

Each year, we plan to include targets for executive remuneration that reflect our latest climate ambitions.

We continue to integrate the financial and non-financial risks arising from climate change into our EWRMF[(4)] in accordance with our multi-year climate risk maturity approach.

We have a target to reduce our direct own operations emissions by 50% by 2025, against a 2019 baseline.[(5)]

We plan to use only renewable electricity in our direct own global operations by 2025 (RE100) and improve our energy productivity 40% by 2025 against a 2015 baseline (EP100).

We plan to install electric vehicle charging infrastructure in 15% of spaces across our UK portfolio by 2030 and upgrade our fleet of around 100 vehicles to electric by 2025 (EV100).

NatWest Group's ability to achieve its strategy, including its climate ambitions and targets entails significant risks and will significantly depend on many factors and uncertainties beyond NatWest Group's control. The most important of these uncertainties and factors that could cause actual results and outcomes to differ materially from those expressed or implied in forward-looking statements are summarised in the Risk factors included on pages 417 to 441 (with special regard to the risk factors in relation to climate and sustainability-related risks that describe several particular uncertainties, climate and sustainability-related risks to which NatWest Group is exposed and which may be amended from time to time). For more information, refer to section 7 of the 2023 Climate-related Disclosures Report (Cautionary statements).

(1) Our net zero by 2050 AUM ambition encompasses total AUM, including Managed Assets, Bespoke and Advisory, refer to page 76 of the 2023 Climate-related Disclosures Report for details. We consider Managed Assets (those assets we invest on our customers' behalf, which represented 84% of AUM as at 31 December 2023) to be in-scope for our interim 2030 portfolio alignment target and weighted average carbon intensity (WACI) ambition. For details, refer to pages 38 to 39 of the Net Zero Asset Managers Initiative's Initial Target Disclosure Report (May 2022) https://www.netzeroassetmanagers.org/media/2022/05/NZAM-Initial-Target-Disclosure-Report-May-2022-1.pdf.

(2) Our operational value chain captures greenhouse gas emissions Scopes 1, 2 and 3 (Categories 1-14, excluding Categories 8, 10, 14). Scope 3 category 15 (financed emissions) is discussed in section 5.2 and 5.3 of our 2023 Climate-related Disclosures Report.

(3) Data challenges, particularly the lack of granular customer information, create challenges in identifying customers with coal-related infrastructure (e.g. transportation and storage) and other customers with coal-related operations within NatWest Group's large and diversified customer portfolios.

(4) Enterprise-wide risk management framework.

(5) Direct own operations is defined as Scope 1, Scope 2 and Scope 3 (paper, water, waste, business travel, commuting and work from home) emissions. It therefore excludes upstream and downstream emissions from our value chain.

Climate progress highlights

In 2023, we continued to implement and refine our Climate transition plan. We focused on delivery of our 2030 decarbonisation ambitions by supporting customer transition to net zero, helping to end the most harmful activities, building powerful partnerships and collaborations, and getting our own house in order. These initiatives provided us with a greater understanding of the dependencies NatWest Group and our customers have on timely and appropriate government policy and technological developments that will support customer transition.



£61.9bn(*)

cumulative contribution towards £100 billion climate and sustainable funding and financing target[(1)]

2023: £29.3bn(*)

2022: £24.5bn

1 Jul – 31 Dec 2021: £8.1bn



Four out of nine

sectors are aligned to decarbonisation convergence pathway[(2)]



90%

of our loans and investment[(3)] exposure as at 31 December 2022 analysed for Scope 3 financed emissions measurement



£0.4bn(*)

exposure to oil and gas major customers[(4)]

2022: £0.9bn

£0.3bn(*)

exposure to in-scope coal customers[(4)]

2022: £0.3bn



49%

of Managed Assets were considered portfolio aligned to a net-zero pathway as at 31 December 2023[(5)] against our ambition of 70% by 2030



54%

reduction in Scope 1 and location-based Scope 2 emissions[(6)]

26%

reduction in Scope 3 operational value chain emissions[(6)]

(1) Between 1 July 2021 and the end of 2025.
(2) Based on 2022 emissions, reflecting sectors included in our Climate transition plan. Refer to section 2.3 of our 2023 Climate-related Disclosures Report for further details.
(3) Loans and investments relate to on-balance sheet gross lending and investment exposure, accounted at amortised cost (including finance leases) and FVOCI.
(4) Our Credible Transition Plan (CTP) assessment undertaken in 2021, which is monitored annually, employed a top-down approach to identification of existing coal-related customers, utilising the expertise of our frontline teams. However, we recognise that this was a point-in-time assessment. During 2024, we are working to review our ESE policies. We have also set up a working group within the Commercial & Institutional business segment to support development of guiding principles for assessment of thermal and lignite coal embedded within activities like transportation, storage, supply chain and value add services, additionally ensuring due consideration is given to external factors such as energy security.
(5) We consider Managed Assets (those assets we invest on our customers' behalf, which represented 84% of AUM as at 31 December 2023) to be in scope for our interim 2030 portfolio alignment target and weighted average carbon intensity (WACI) ambition.
(6) Against a 2019 baseline. Scope 3 emissions relate to our operational value chain, see pages 58-59 for further detail. Scope 3, category 15 financed emissions is covered in our 2023 Climate-related Disclosures Report.
(*) Within scope of EY assurance. Refer to page 68.



Risks related to our climate ambitions

We have an ambition to be net zero across our financed emissions, assets under management and our operational value chain by 2050, aligned with the UK's legal commitment to be net zero by 2050. We continue to engage with and support our customers' transition to a net-zero economy and monitor further developments, including progress on supplier and fund decarbonisation. Refer to section 2 of our 2023 Climate-related Disclosures Report for our Climate transition plan, which also includes details of our external dependencies. Our climate ambitions are unlikely to be achieved without timely and appropriate government policy, and technology developments, as well as supplier, customer and societal response.

We expect to achieve our Scope 1 and 2 own operations ambitions and targets. With regards to our 2030 Scope 3 financed emissions ambitions, while UK Government policies are expected to provide incentives for customer transition and technology development, delays to a range of net-zero related UK Government policies indicate the pace of implementation is slower than required for the net-zero transition as outlined in the UK Climate Change Committee's (UK CCC) sixth carbon budget, issued in 2020. The UK CCC 'Progress in reducing emissions' 2023 report to Parliament, issued in June 2023 (UK CCC June 2023 Progress report) states that the rate of emissions reduction will need to significantly increase for the UK to meet its 2030 commitments, and continued delays in policy development and implementation mean achievement is increasingly challenging. Accordingly, we consider achievement of the following ambitions increasingly challenging:

i. 50% of our mortgage portfolio of EPC rating of C or above by 2030; and
ii. halving the climate impact of our financing activity by 2030, against a 2019 baseline.

We will continue to review our climate ambitions and targets as the external environment develops.

Task Force on Climate-related Financial Disclosures (TCFD) overview

NatWest Group committed to support the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD) recommendations in 2017 and has published climate-related disclosures consistent with the TCFD recommendations since February 2022. The latest assessment of consistency with the TCFD recommendations and recommended disclosures is included on this page, supported by summary disclosure on pages 51 to 57, and in our 2023 Climate-related Disclosures Report.

Governance

Natwest Group's governance around climate-related risks and opportunities.
- The Board's oversight of climate-related risks and opportunities.
- Management's role in assessing and managing climate-related risks and opportunities.

Refer to page 51.

Strategy

The actual and potential impacts of climate-related risks and opportunities on NatWest Group's business, strategy and financial planning.
- Climate-related risks and opportunities identified over the short, medium and long-term.
- The impact of climate-related risks and opportunities on our businesses, strategy and financial planning.
- The resilience of our strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.

Refer to pages 52-53.

Risk Management

How the organisation identifies, assesses, and manages climate-related risks.
- Processes for identifying and assessing climate-related risks.
- Processes for managing climate-related risks.
- How our processes for identifying, assessing, and managing climate-related risks are integrated into overall risk management.

Refer to pages 54-55.

Metrics and Targets

The metrics and targets used to assess and manage relevant climate-related risks and opportunities.
- The metrics used to assess climate-related risks and opportunities in line with our strategy and risk management process.
- Scope 1, Scope 2 and Scope 3 greenhouse gas (GHG) emissions, and the related risks.
- The targets used to manage climate-related risks and opportunities and performance against targets.

Refer to pages 56-57.

NatWest Group confirms that it has:
- made climate-related financial disclosures for the year ended December 31, 2023 that it believes are consistent with the *Task Force on Climate-related Financial Disclosures (TCFD)* Recommendations and Recommended Disclosures (as defined in the FCA's Listing Rules, as amended by the Disclosure of Climate-Related Financial Information (No. 2) Instrument 2021) which include:
  (i) *Final Report – Recommendations of the Task Force on Climate-related Financial Disclosures* (June 2017) (focusing in particular on the four recommendations and the eleven recommended disclosures set out in Figure 4 of Section C of the TCFD Final Report);
  (ii) *Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures* (October 2021 version);
  (iii) Technical Supplement – *The Use of Scenario Analysis in Disclosure of Climate-related Risks and Opportunities* (June 2017);
  (iv) *Guidance on Risk Management Integration and Disclosure* (October 2020); and
  (v) *Guidance on Metrics, Targets and Transition Plans* (October 2021 version); and summarised on pages 51 to 57;
- we have set out these disclosures in this report and in its "2023 NatWest Group Climate-related Disclosures Report", both published on 16 February 2024 (and available on natwestgroup.com); and
- we have adopted this approach given the detailed and technical content of the climate-related financial disclosures as it believes these presentations best present its climate-related financial disclosures in a decision-useful manner to the users of these reports.

Disclosures addressing our regulatory obligation to report greenhouse gas (GHG) emissions pursuant to the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 which implement the government's policy on Streamlined Energy and Carbon Reporting (SECR) has been included on pages 58 and 59.

TCFD: Climate-related disclosures overview continued


Governance

NatWest Group's governance around climate-related risks and opportunities

Board and senior management oversight of climate-related risks and opportunities is supported by embedding climate within our established governance structure and operating rhythm.

The Board's oversight of climate-related risks and opportunities

The Board is responsible for promoting the long-term sustainable success of the NatWest Group, sets strategic aims, and monitors and oversees progress against our climate ambitions. During 2023, the Board considered climate-related matters at five of eight scheduled meetings. The Group CEO updated the Board on climate-related risks and opportunities impacting NatWest Group, our customers, and key stakeholders.

In February 2023, the Board approved the 2022 Climate-related Disclosures Report, including the initial iteration of NatWest Group's Climate transition plan. In February 2023, the Board also approved the Executive Director bonus scorecard, including performance against climate targets. Subsequent climate-related updates were made to the Board in July, September, October and December 2023. These included a discussion of the key climate-related opportunities and challenges, as well as a spotlight on supporting customers' transitions and broadening the sustainability opportunity.

In advance of every Board meeting, a Board business insights pack was provided, which includes a snapshot of NatWest Group's progress against our climate ambitions. The Board also received regular updates through the Group CEO report, risk management report and business updates. Committee chairs provided the Board with an overview of relevant discussions of climate-related matters at committee meetings.

Looking ahead

The Board and Executive Committees will maintain oversight of climate progress and ongoing climate-related risks and opportunities impacting NatWest Group. In February 2024, the Board reviewed progress and challenges against the initial Climate transition plan, and approved disclosure on NatWest Group's Climate transition plan included in our 2023 Climate-related Disclosures Report.

For details of our Board skills and experience in relation to Environmental, Social and Governance (including climate), refer to page 90.

Management's role in assessing and managing climate-related risks and opportunities

Climate accountabilities for identifying and managing the financial and non-financial risks of climate change at management-level continue to be held jointly by the Group CEO and Group CRO. Executive-level committees and cross-bank working groups assist the Group CEO and CRO to discharge their responsibilities and support collaboration across the organisation.

Under our integrated governance structure, business areas ensure that climate considerations are built into decision-making. Accountable executives are empowered to make decisions within their areas of accountability and responsibility. There are clear escalation and reporting routes in place to executive-level committees and cross-bank working groups, which assist in discharging responsibilities and supporting collaboration across the organisation.

During 2023, the Climate Change Executive Steering Group (CCESG) continued to focus on overseeing strategic progress against NatWest Group's climate ambitions as well as supporting executive recommendations to the Board on climate.

A key focus has been supporting the implementation of our systems thinking approach and identifying opportunities to support customer transition to net zero through existing and potential products and services such as our Home Energy Hub. CCESG also continued to encourage collaboration with the UK Government and non-governmental organisations as well as ongoing industry participation. In addition to reviewing actual 2023 expenditure on building climate change capability against budget, CCESG also supported the finalisation of the investment allocated to support customers' transition in 2024.

Looking ahead

We will continue to focus on embedding climate in decision-making within business segments and functions.

For further information on our governance of climate-related matters, refer to section 4 of the 2023 Climate-related Disclosures Report.


Strategy

NatWest Group's strategy on climate-related risks and opportunities

The actual and potential impacts of climate-related risks and opportunities on NatWest Group's businesses, strategy and financial planning.

Climate-related risks and opportunities identified over the short, medium and long term

Our climate ambition is to be a leading bank in the UK, helping to address the climate challenge. Our climate strategy, outlined on page 48, recognises various short, medium and long-term climate-related risks and opportunities to embed climate into our business and culture, as well as support customers in their transition to net zero.

In identifying climate-related risks and opportunities to NatWest Group, the period in which each is likely to occur has been assessed. Risks and opportunities deemed material to our five-year financial planning cycle are viewed as short-term. Aligned with the guidance of the Science Based Targets initiative (SBTi) for financial institutions, long-term has been defined as beyond 15 years, while medium-term has been defined as within the next 5 to 15 years.[1] We have considered physical, transition and liability risks, but have characterised climate-related risks in the context of traditional banking industry risk categories.

The principal risks considered most exposed to climate-related risk are as follows. All have been identified as potentially impacted over short, medium and long-term time horizons:

- Credit risk: from the adverse impact on future credit worthiness of customers due to climate change risk factors impacting asset valuation, income and costs. Mitigants include the use of operational limits in the residential mortgage portfolio and the inclusion of climate considerations in sector strategy within the commercial portfolio.
- Operational risk: due to the increased likelihood and potential impact of business disruption or arising from new and changing policy standards, mitigants include resilience and disclosure controls.
- Conduct risk: due to poor customer outcomes arising from the impacts of climate change including changes to financial stability or general wellbeing, which will either be supported or exacerbated by NatWest Group's conduct.
- Reputational risk: due to the risk of damage to NatWest Group's reputation arising from perceived impact on climate change or adequacy of actions taken in response when compared against ambitions and progress made by peers, mitigants include our Environmental, Social and Ethical (ESE) policies.
- Regulatory compliance risk: due to the need for NatWest Group to 'observe the letter and spirit' of all applicable laws and regulations relating to climate, mitigants include the introduction of an Environmental, Social and Governance policy to give comprehensive guidance on relevant regulatory expectations.

Our strategic approach to climate change

Climate change is a global challenge which has implications for our customers, investors, partners, suppliers and colleagues. Our ambition to be a leading bank in the UK, helping to address the climate challenge recognises that we may contribute both directly and indirectly to the climate challenge, as outlined below.

Climate-related risk factors
Climate ambition
A leading bank in the UK helping to address the climate challenge
Climate opportunities
Climate change impacts
Risks to NatWest Group

(1) Our climate transition planning uses different time frames than those used in financial reporting. Accordingly, the references to 'short', 'medium' and 'long-term' in climate reporting are not indicative of the meaning of similar terms used in certain of our other disclosures, including our annual, periodic and interim reports.

TCFD: Climate-related disclosures overview continued

Some of the key opportunities identified include:

As we implement our Climate transition plan, we'll continue to refine and prioritise our climate-related opportunities based on their relative commercial and decarbonisation potential to support our customers and the wider economy transition to net zero. Climate-related opportunities are identified and prioritised on an ongoing basis at a local level and through our systems thinking lens at our Climate Opportunities Group, which met monthly since April 2023. Our systems thinking approach aims to provide additional perspectives on net zero that might otherwise be obscured at the sector level. For further details refer to page 15 and 16 of our 2023 Climate-related Disclosures Report.

Key opportunities have been identified as having the potential to enable NatWest Group to transform its balance sheet and operations in-line with its 2030 and 2050 climate ambitions. The potential timing and impact of these opportunities will differ by sector, reflecting the dependence on policies, technology and customer behaviour change. Examples include:

- Supporting our customers' sustainability transition: including the provision of financing, development of new and enhanced green and transition products and services, in addition to building capability.
- Supporting our operations to decarbonise: including increased expenditure to support reduction in carbon footprint in our own operations.

The impact of climate-related risks and opportunities on our businesses, strategy and financial planning.

Through our integrated financial planning work and our Climate transition plan, we have identified financial opportunities and investment required to support our net-zero ambitions that will be refreshed annually as part of the annual financial planning cycle. Financial opportunities from climate-related activities have been identified on a sector-by-sector basis through the Climate transition plan, principal among these being our target to provide £100 billion of climate and sustainable funding and financing between 1 July 2021 and the end of 2025. We also continued to align our financial planning process with the climate transition planning process, adding climate policy and technology-related transition assumptions into the base case macroeconomic scenario used for financial planning and assessment of Expected Credit Loss (ECL) in the IFRS 9 reporting period. This resulted in an increase in ECL of £6 million as at December 2023.

In addition to reviewing actual 2023 expenditure against budget, CCESG also supported the finalisation of investment allocated to support our customers' transition. This includes c.£20 million to support the ongoing development of climate-related opportunities and mitigation of climate-related risks during 2024. This central amount is in addition to climate related activities that have been operationalised within existing teams. We expect that the centralised spending will reduce over time, as we further embed climate in our processes and decision-making.

Looking ahead

We will continue to build scenario analysis capabilities to assess climate-related risks and opportunities over the short, medium and long-term.

For further details of our climate strategy and transition plan, refer to section 2 of our 2023 Climate-related Disclosures Report.

The resilience of our strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario

To assess the ongoing resilience of our strategy, an extensive programme of climate scenario analysis, covering our full credit book, has been in place since 2021. In 2023, we conducted a range of climate scenario analysis exercises to test the resilience of our strategy to the impacts of climate change, including risk management and capital adequacy use-cases. To ensure an holistic assessment of financial and non-financial risks, we have also considered scenarios in relation to conduct risk, operational risk, pension risk, liquidity risk and market risk. One of the key lessons from NatWest Group's extensive assessment of climate risk using scenario analysis from 2021 to date is that, while climate-related risks could potentially amplify other risk drivers, for example resulting in effects such as the erosion of competitiveness, profitability, or reputational damage, overall NatWest Group continues to be resilient to these risks, within the context of the scenarios tested.

Our 2023 climate scenario analysis programme assessed climate-related risks and opportunities across short (< 5 years) and medium term (5 to 10 years) horizons to support the embedding of climate-related analytics in decision-making and the management of climate-related risks. To support this, we enhanced our suite of climate risk models, developing additional in-house modelling capabilities and enhanced sector and counterparty level modelling, which further integrates climate insights into existing risk management processes.

This included continued integration of climate into our internal capital adequacy assessment process (ICAAP) using an internally developed Network for Greening the Financial System (NGFS)[1] based Disruptive Policy scenario and into ECL measurement frameworks using an internally developed scenario based on UK Climate Change Committee scenario to ensure we are adequately capitalised by measuring potential losses and testing our resilience against expected and unexpected losses.

Another priority area of focus was an end-to-end test of our in-house Corporate Transition Risk Model which has undergone development since the CBES exercise, using an internally developed NGFS based Disruptive Policy scenario and Inevitable Policy Response scenario. This internal scenario analysis exercise informed our heightened climate-related risk sector assessment methodology and supported the independent validation of our suite of climate risk models.

Looking ahead

We will continue to deepen our climate risk modelling, build additional internal capabilities, and further embed climate scenario analysis into portfolio and customer decisioning. To do this, we are progressing in several areas, including exploring enhanced UK-specific climate risk scenarios grounded in potential real-world changes in UK climate policy. We also intend to develop and test our in-house climate risk model for residential and commercial properties including an event-based physical risk scenario exercise. We will continue to respond to regulatory expectations and prepare for future climate scenario analysis exercises.

For further information on the resilience of our strategy refer to section 3.2 of the 2023 Climate-related Disclosures Report.

(1) There is increasing concern acknowledged by the NGFS consisting of 114 central banks, that model scenarios, including those provided by central banks and supervisory bodies and, therefore, used by NatWest Group are too benign and may not adequately capture: (i) the financial implications of increasing frequency and severity of acute physical risks as global temperatures increase; (ii) second and third order impacts such as disruptions to supply chains and increased geo-political risks; nor (iii) possible 'tipping points' that could lead to large, irreversible changes in the climate system (for example the melting of permafrost or the Greenland and Antarctic ice sheets).

TCFD: Climate-related disclosures overview continued


Risk
Management

How NatWest Group identifies, assesses and manages climate-related risks

How we identify, assess and manage climate-related risk continues to evolve. In this section we provide an overview of our progress in 2023 and priorities for the future.

Our processes for identifying and assessing climate-related risks

We introduced an annual assessment of the relative significance of climate-related risk factors to other principal risks in 2020 and we reviewed this during 2023. The assessment continues to use the judgement of risk subject matter experts combined with scenario analysis, increased granularity of climate data, as well as improved understanding of evolving regulatory guidance, to understand the current and potential impact of physical and transition climate-related risk as a causal factor to other principal risks. During 2023, NatWest Group has also begun exploring approaches which can be used to assess the potential materiality of nature-related risks.

We continue to identify and assess climate-related risks at NatWest Group and subsidiary level in three ways:

- Scenario analysis: We undertake scenario analysis to understand the potential impacts of climate-related risks.
- Portfolio level assessment: Our heightened climate-related risk sector assessment seeks to identify sectors that are likely to see increased credit risks for NatWest Group because of climate-related factors, over a 10- to 15-year horizon.
- Transaction level assessment: We completed a review and recalibration exercise to enhance the quality of the insights generated by NatWest Group's climate risk scorecards. Through this process we continue to build capability among first- and second-line risk colleagues, and a culture where consideration of climate risk is part of the credit journey. In parallel with the full roll-out of our initial suite of climate risk scorecards for the Commercial & Institutional business segment, in 2023 NatWest Group began development of enhanced climate risk scorecards. This involved the expansion of the scorecard methodology to capture quantitative considerations. We plan to roll out our latest scorecards in 2024 on a test-and-learn basis.

We also regularly consider the potential impact of existing and emerging regulatory requirements related to climate change at NatWest Group and subsidiary level through external horizon scanning and monitoring of emerging regulatory requirements.

Looking ahead

We will continue the scaled implementation of scorecards within credit assessment processes and progress our embedding of nature-related risk into risk management frameworks.

Our processes for managing climate-related risks

The effective management of climate risk requires the full integration of climate-related risk factors into strategic planning, transactions and decision-making. Our approach has evolved since 2021 alongside our ongoing, iterative multi-year apporach to mature climate risk management capabilities.

We manage climate-related risk in the wholesale portfolio, through:

1. Top-down portfolio check and shaping, including incorporating climate factors in our overall sector strategy, updating our ESE risk acceptance criteria in response to potential climate-related risks and applying climate-enhanced Transaction Acceptance Standards (TAS), and;
2. Bottom-up transaction assessments, including ensuring enhanced oversight for our largest lending climate transactions and use of qualitative climate risk scorecards to provide a consistent and structured approach for understanding customer-specific exposure to climate-related risks.

During 2023 Commercial & Institutional continued to enhance pricing frameworks to embed climate considerations. These enable us to support businesses to help address the climate challenge and to reshape the Commercial & Institutional business segment towards more sustainable, transition- aligned transactions.

In the residential mortgage portfolio, we applied lending limits based on climate characteristics, including: (i) exposure to EPC A and B rated properties, (ii) Buy-to-let properties with potential EPC between D and G and (iii) flats, new builds and buy to let properties at high or very high risk of flood. Additionally, our credit policies do not allow buy-to-let mortgages to properties with an EPC rating between F and G. Limits are continually reviewed to reflect new flood risk data, risk profile and market conditions.

Looking ahead

During 2023 we started to develop customer engagement tools within Commercial & Institutional, to further embed climate within customer journeys to continually enhance decision-making. These tools have been designed to complement and build on established climate engagement touchpoints with customers through TAS and our qualitative climate scorecards. Given the scale of implementation, we intend to launch on a phased basis from early 2024. Ongoing enhancements to NatWest Group's processes for managing climate-related risk will continue to evolve and improve as the organisation matures its climate risk management capabilities.

TCFD: Climate-related disclosures overview continued

How our processes for identifying, assessing, and managing climate-related risks are integrated into overall risk management

Climate risk has been included in the NatWest Group risk directory since 2021 alongside an ongoing, iterative multi-year approach to mature capabilities.

In 2021 NatWest Group achieved first-generation implementation of climate risk maturity through application of predominantly qualitative approaches, concentrated within priority sectors or customers. In 2022, these capabilities were enhanced with increased data availability and increased utilisation of quantitative analysis to inform customer segmentation and areas of focus.

In 2023, key outcomes included:

- conclusion of 2023 internal climate scenario analysis exercise, demonstrating enhanced scenario analysis capabilities;
- regular quantitative reporting on climate risk appetite within senior risk committees;
- development and implemention of pricing adjustments within wholesale lending;
- development of additional measures to enhance climate risk monitoring, including introducing new operational limits within Commercial & Institutional; and
- updates to retail credit limits, including review following newly sourced physical risk data.

In 2023, NatWest Group's climate risk appetite was reported and reviewed in line with its Risk Appetite Framework. Quantitative risk appetite measures are focused on excess exposures to heightened climate-related risk sectors, along with exposures which significantly deviate from transition trajectory. The qualitative appetite statement has also been enhanced to recognise nature-related risk.

NatWest Group uses its EWRMF to identify the principal risks which could impact the organisation. As our climate capabilities mature, climate-related risks are planned to be effectively managed through existing policies and these policies are captured within the EWRMF. The EWRMF sets out the requirements on how risk appetite is implemented through risk policies and standards and translated into operational procedures. The impact of climate-related risk as a causal factor to other principal risks will be reassessed and managed through the annual refresh of the EWRMF and its individual components.

In addition, during 2023, strategic customer engagement tools have been developed which, when fully operational, are expected to provide enhanced capabilities and will support effective management of potential risks. These include a dedicated Climate Decisioning Framework for wholesale lending, which will be rolled out on a test-and-learn basis in early 2024. Separately, and in recognition of the link between climate risk and nature degradation, NatWest Group added nature risk to its climate risk considerations within the risk directory for implementation from 1 January 2024.

For further details on climate risk refer to page 277 and 278, and section 3 of the 2023 Climate-related Disclosures Report.





TCFD: Climate-related disclosures overview continued


Metrics and Targets

The metrics and targets used to assess and manage relevant climate-related risks and opportunities

The metrics used to assess climate-related risks and opportunities in line with our strategy and risk management process

We use a range of metrics to measure opportunities and risks and progress against our climate ambitions, including:

- Provision of climate and sustainable funding and financing[1]: since the £100 billion target came into effect in July 2021 NatWest Group has provided £61.9 billion[*] of climate and sustainable funding and financing (£29.3 billion[*] during 2023)[2]. An annual breakdown of our progress since 2021 can be found on page 21.
- Exposure to heightened climate-related risk sectors is based on loans, loan commitments and contingent obligations. Total wholesale heightened climate-related risk exposure increased by £14.5 billion since 31 December 2022, due to the inclusion of three additional sectors resulting from an updated methodology. There has also been portfolio growth in terms of renewables projects within electricity generation.
- Energy efficiency of the UK residential mortgage portfolio: as at 31 December 2023, £140.8 billion, 67.6%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2022 – £138.8 billion, 68.3%), of which, 44.1%[*] were rated as EPC A to C (31 December 2022 – 41.6%).
- Flood risk of the UK residential mortgage portfolio[3]: On a total volume basis, present day UK mortgages at high risk of flooding are 3.5%[*] of the assessed portfolio and those at very high risk are 1.3%[*] of the portfolio. This is slightly lower than the overall UK volume-based analysis with high of 4.0% and very high of 2.2%. This analysis covers 98.3% of NatWest Group's UK residential mortgage portfolio.
- NatWest Group's own operational footprint, as outlined on pages 58 and 59 of this report and section 2.7 of the 2023 Climate-related Disclosures Report.
- Estimates of financed emissions, as outlined in sections 2.3, 2.4, 5.2 and 5.3 of the 2023 Climate-related Disclosures Report. We used a combination of methodologies, some of which are still under development, to estimate absolute emissions and emissions intensities. In addition, these estimates are premised on use of the assumptions, extrapolations or aggregation at subsector levels due to data limitations, including lack of published emissions data and granularity of customer information. As a result, we expect our estimates of emissions and emissions intensities to change as we improve the granularity and coverage of customer climate data and develop our methodologies further.
- Estimates of facilitated emissions from corporate underwriting relate to capital markets corporate bond underwriting activities, which equates to 21% of NatWest Market's total underwriting[4].

These metrics are reported to the Board periodically within the NatWest Group Board business insights pack.

Looking ahead

We will continue to develop metrics and measurement capabilities to monitor and manage climate-related risks and opportunities. We will also continue to monitor evolving carbon measurement standards and enhance capabilities including ongoing engagement with the Partnership for Carbon Accounting Financials (PCAF) to develop measurement, monitoring and reporting capabilities for asset management.

(1) For the year ended 31 December 2023, the NatWest Group CSFFI criteria published in December 2022 has been used to determine the assets, activities and companies that are eligible to be counted. For the year ended 31 December 2022, our CSFFI criteria published in October 2021 was applied. For the year ended 31 December 2021, the CSFFI criteria published in February 2021 was applied. Lending to personal customers for properties with EPC A and B ratings was included within climate and sustainable funding and financing reporting from 1 July 2021.
(2) The £61.9 billion cumulative climate and sustainable funding and financing total consists of £34.7 billion in lending and £27.2 billion in underwriting transactions.
(3) Flood risk data is obtained through our third-party vendor, RHDHV, and their flood risk analysis provides a measure of the likelihood and severity of a flood hazard affecting each individual property. This property-specific rating process analyses all layers within the United Kingdom FloodMap product via a weighted algorithm which looks at the predicted severity and the frequency of flooding from multiple sources. RHDHV flood score model as at 31 October 2023 and NatWest Group residential mortgage portfolio data as at 31 December 2023.
(4) Where NatWest Group is a facilitator (active or passive) as defined by the PCAF published standard.
(*) Within scope of EY assurance. Refer to page 68.

TCFD: Climate-related disclosures overview continued

The metrics and targets used to assess and manage relevant climate-related risks and opportunities, where such information is material

Scope 1, Scope 2 and Scope 3 greenhouse gas (GHG) emissions, and the related risks

During 2023, we focused on activities with the potential to contribute towards our ambition to reduce emissions from our direct own operations by 50% by 2025, against a 2019 baseline, as well as making progress against our SBTi validated 2030 targets. As a result, we achieved a 54% reduction against a 2019 baseline in our Scope 1 and Scope 2 location-based emissions. We will continue to pursue further decarbonisation towards our 2050 net-zero ambition to reference the continued direction of travel and build on our Climate transition plan.

We have continued to enhance our measurement capabilities and scope of Scope 3 financed emissions models. Our work was guided by the availability of methodologies for estimating financed emissions, most notably from the SBTi and PCAF – refer to the 2023 Sustainability Basis of Reporting for methodologies used. In addition to sector-level lending models, where measurement standards are more developed, we estimated emissions for the remaining lending and investment exposures at a total level.

As a result, we have now analysed 90%[(1)] of our loans and investment exposure at 31 December 2022 (74% at 31 December 2019).

For related risks and limitations refer to page 56 of this report and section 2.7, 5.3, 5.4 and section 7 of our 2023 Climate-related Disclosures Report.

Looking ahead

Our measurement work to date has reinforced our understanding of the challenges involved in financed emissions estimation as well as the urgency and the scale of transition required to align our financing activities to the 2015 Paris Agreement and achieve net zero by 2050.

We intend to continue our work to enhance our measurement capabilities and, over time, we expect climate data granularity to improve as we move towards utilising actual customer climate data.

We also intend to progress with continued enhancements to the availability of data and data quality to support future calculations of financed emissions, including absolute emissions and emissions intensities.

The targets used to manage climate-related risks and opportunities and performance against targets

Our ambition to be net zero by 2050 across our financed emissions, assets under management and operational value chain is supported by our 2030 ambitions, refer to page 48.

In 2022 we published 2030 sector-level targets validated by the SBTi as science-based. These targets included our own operational emissions as well as 79% of our 2019 lending book and 57% of debt securities and equity shares, excluding sovereign debt securities. SBTi targets have been set based on a number of methodologies, external scenarios, pathways and assumptions that vary by sector.

Since 2020, we have included a climate goal and related measures in our Executive Director performance goals. Climate progress is an integral part of the annual bonus scorecard introduced under our Executive Director Remuneration Policy.

For 2023, 10% of potential annual bonus was based on performance against the following climate ambitions:

- Implementation of the initial Climate transition plan, with four sectors on target and one of the two AUM and retrofit milestones achieved. Achieved in 2023.
- Climate and sustainable funding and financing with a target of £25.3 billion in 2023. Achieved in 2023.

NatWest Group will continue to monitor its performance against its climate-related targets and ambitions and revise as appropriate.

For further details on our metrics, targets and progress, refer to our 2023 Climate-related Disclosures Report.

For further details of integration of climate considerations into remuneration, refer to the Directors' Remuneration Report.



(1) The PCAF standard does not currently outline an estimation approach for short term assets (such as nostro and repurchase agreements), quasi sovereign assets (e.g. local authorities) and consumer lending other than mortgages and motor vehicle loans. As such these products are currently excluded from our financed emissions estimation. Loans and investments relate to on-balance sheet gross exposure, accounted for at amortised cost (including finance leases) and FVOCI.

Our own operational footprint

During 2023, we focused on activities with the potential to contribute towards our ambition to reduce our direct[1] own operations by 50% by 2025, against a 2019 baseline, as well as making progress against our SBTi validated 2030 targets and our ambition to be net zero for our operational value chain[2,3]. As a result, we achieved a 54% reduction against a 2019 baseline in our Scope 1 and Scope 2 location-based emissions and a 26% reduction in Scope 3 operational value chain emissions[2]. As we implement and refine our Climate transition plan we will continue to pursue further decarbonisation opportunities, invest beyond the value chain[4] and work towards our 2050 net-zero ambition. All activity continues to be supported by a focus on continuous data improvement.

2023 progress

- Our direct[1] own operations emissions have now reduced by 47% against a 2019 baseline, supporting delivery of our 2025 and 2030 ambitions. We also continued to disclose our full operational value chain emissions.
- We opened our new office in Spinningfields, Manchester, which has been awarded the RICS SKA gold accreditation, achieving the highest level of sustainable fit-out using the rating method, with an EPC rating improvement from D to B. Incorporating technology and innovation into the design including removing all gas operations has enabled Spinningfields to be our new flagship building for sustainability.
- We have also begun action to decrease our reliance on the carbon credit market by funding our own projects. In 2023, we retired 120,000 nature-based carbon removal credits, refer to page 41 of our 2023 Climate-related Disclosures Report.

Energy reduction initiatives relating to movements in Scopes 1 and 2

Between 2022 and 2023 we reduced our energy consumption by 38 GWh, driven by portfolio transformation and projects completed during the reporting year, as follows:

- **Building Management System (BMS) software:** Installed in all our large and medium office buildings to optimise the control of our energy-using systems such as heating, cooling and air handling.
- **Data centres:** Building management initiatives have been delivered across the four strategic UK data centres' including the installation of energy efficient chillers to cool the data centres' halls and optimisation of the temperatures. In addition, a multi-year upgrade programme to our Edinburgh data centre network has completed end-of-life hardware decommissioning.
- **LED lighting:** As part of a multi-year LED investment programme, we upgraded 65 of our branches in 2023. The aim is to roll out across a further 200 of our branches, delivering c.8 GWh reduction in electricity use. Installation of low-energy LED lighting in our data centres has provided savings and we also made progress in overseas offices with an LED lighting exchange saving 10% energy at our Poland office compared with the same period last year.

Emissions movements relating to Scope 3 from our operational value chain[2]

- **Supply chain:** In 2023, we began our supplier data improvement journey for our emissions estimates, transitioning from a fully spend-based approach to a hybrid approach. This uses supplier specific data, where available, for our top 80% of spend, topping-up with spend-based data where more accurate, disclosed data is not available. Our 2023 supplier footprint is now 18% supplier-specific data. As a result, our category 1, 2 and 4 emissions for 2019 have been re-baselined in line with recommended best practice as the changes exceeded our 5% materiality threshold, driving a 50% reduction in 2019 emissions from those reported historically.
- **Technology:** A cloud-hosted desktop service was enabled for 34,000 colleagues that allows supporting infrastructure to scale-up and down throughout the day based on real-time demand. Further, rightsizing our property portfolio has enabled the decommissioning of a segment of our branch and head office network infrastructure achieving savings of 680 tCO_2e in 2023.

2023 Breakdown of operational value chain emissions (tCO_2e)[*][2]


2%
8%
668,578
90%

Scope 1	12,922
Scope 2 (location-based)[5]	51,829
Scope 3[2]	603,827

Scope 3 – Direct emissions – 66,349
Category 1: Paper and water: 2,909
Category 5: Waste: 157
Category 6: Business travel: 23,380
Category 7: Commuting and working from home: 39,903

Scope 3 – Upstream emissions – 506,212
Category 1: Purchased goods and services: 417,665
Category 2: Capital goods: 53,203
Category 3: Fuel and energy related activities: 19,966
Category 4: Transportation and distribution: 12,567
Category 6: Well to tank business travel: 2,811

Scope 3 – Downstream emissions – 31,266
Category 9: Transportation and distribution: 13,236
Category 11: Use of sold products: 8,873
Category 12: End of life treatment sold products: 1,976
Category 13: Leased assets: 7,181

(1) Our direct own operations are greenhouse gas emissions from Scopes 1, 2 and 3 (paper, water, waste, business travel, commuting and working from home).
(2) Operational value chain captures greenhouse gas emissions Scopes 1, 2 and 3 (Categories 1-14, excluding Categories 8, 10, 14). Scope 3, category 15 is covered within our 2023 Climate-related Disclosures Report. Our operational value chain emissions in 2023 of 668,578 tCO_2e represent a 30% reduction from our 2019 baseline of 958,091 tCO_2e. As part of this Scope 1 and location-based Scope 2 emissions of 64,751 tCO_2e collectively reduced by 54% (2019: 139,749 tCO_2e) and Scope 3 emissions of 603,827 tCO_2e reduced by 26% (2019: 818,342 tCO_2e).
(3) For our own operations, net zero means aiming to reduce our operational value chain by a minimum 90% reduction by 2050 against a 2019 baseline. We plan to neutralise the residual 10% using carbon credits in line with 'SBTi Corporate Net Zero Standard' released in October 2021.
(4) The SBTi recommends that companies invest to mitigate emissions beyond their value chain while they transition towards a state of net zero emissions. In accordance with the Greenhouse Gas Protocol, our absolute emission reductions of 50% Scope 1+2, 50% Scope 3 and 90% by 2050 are not achieved through the use of carbon credits.
(5) Location-based Scope 2 of 51,829 tCO_2e shown gross of purchased renewable electricity of 51,683 tCO_2e. Scope 2 market based emissions, which factor in purchased renewable electricity are 146 tCO_2e.
(*) Within scope of EY assurance, refer to page 68.

Own operational footprint continued

Streamlined Energy and Carbon Reporting (SECR)

The table below has been prepared against the framework for sustainability reporting that covers greenhouse gas emissions and energy usage to encourage improved energy efficiency and outlines our performance for 2022 and 2023.

	2023			2022		
Greenhouse gas (GHG) emissions	UK and offshore area[1]	Global total (excluding UK and offshore)[1]	Total	UK and offshore area[1]	Global total (excluding UK and offshore)[1]	Total
Emissions from the combustion of fuel and operation of any facility (Scope 1 direct[2]) (tonnes of CO_2e)[*]	11,958	964	12,922	14,827	1,329	16,156
Emissions from the purchase of electricity, heat, steam and cooling by the company for its own use (Scope 2[3] indirect) (location-based) (tonnes of CO_2e)[*]	39,209	12,620	51,829	44,983	15,255	60,238
Total gross Scope 1 & 2 (location-based) (tonnes of CO_2e)[*]	51,167	13,584	64,751	59,810	16,584	76,394
Intensity ratio: Location-based CO_2e emissions per FTE (Scopes 1 & 2) (tonnes/FTE)	1.3	0.7	1.1	1.6	0.9	1.4
Scope 2[4] (market-based) (tonnes of CO_2e)[*]	11	135	146	13	2,371	2,384
Energy Consumption used to calculate above emissions (kWh)	246,230,119	29,374,856	275,604,975	280,120,202	34,058,491	314,178,693
Scope 3[5] emissions from our direct own operations, limited to paper, water, waste, business travel and employee commuting and working from home (tonnes of CO_2e)[*]	46,800	19,549	66,349	39,645	18,713	58,358
Total gross Scope 1, 2 & 3 direct own operations (location-based) (tonnes of CO_2e)[*]	97,967	33,133	131,100	99,455	35,297	134,752
Intensity ratio: Location-based direct own operations CO_2e emissions per FTE (Scopes 1, 2 & 3) (tonnes/FTE)	2.5	1.7	2.2	2.6	2.0	2.4

Emissions methodology and basis of preparation

Boundary: this statement has been prepared in accordance with our regulatory obligation to report greenhouse gas (GHG) emissions pursuant to the Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018 which implement the UK Government's policy on SECR. Our reporting year runs from 1 October 2022 to 30 September 2023. The emissions reporting boundary is defined as all entities and facilities either owned or under our operational control.

Reporting[6,7]: emissions have been reported using the Greenhouse Gas Protocol Corporate Standard and associated guidance and include all greenhouse gases, reported in tonnes of carbon dioxide equivalent (CO_2e) and global warming potential values. When converting data to carbon emissions, we use Emission Factors from UK Government Emissions Conversion Factors for Company Reporting (Department for Business, Energy & Industrial Strategy, 2023, CO_2 emissions from fuel combustion (International Energy Agency, 2022) or relevant local authorities as required. NatWest Group uses a third-party software system, to capture and record our environmental impact and ensure that control framework and assurance requirements are met. All data is aggregated at a regional level to reflect the total regional consumption. The regional consumption results are then collated to reflect the total NatWest Group footprint. CO_2e values are attributed to these sources via an automatic conversion module in the third-party system.

For more information, refer to the own operational footprint page at natwestgroup.com.

(1) Offshore area as defined in The Companies (Directors Report) and Limited Liability Partnerships (Energy and Carbon) Regulations 2018. This includes Jersey and Guernsey but not our overseas sites in America, EMEA and Asia-Pacific. These are included in the global total (excluding UK and offshore).
(2) Scope 1 emissions from natural gas, liquid fossil fuels, fluorinated gas losses and owned/leased vehicles.
(3) Scope 2 emissions from electricity, district heating and cooling used in NatWest Group premises.
(4) We have procured 100% electricity from renewable sources globally using green tariffs and renewable electricity certificates. The remaining Scope 2 market-based emissions arises from district cooling, district heating and the residual amount of non-renewable electricity.
(5) Scope 3 emissions sources for our own operations emissions cover categories 1 – 14, with our direct own operations covering only paper, water, and categories 5 – 7. Refer to page 58 for further details. Scope 3 category 15 (financed emission) is covered in our 2023 Climate-related Disclosures Report.
(6) Low data accuracy is a key risk of our reporting, as this could lead to misreporting of own operations emissions figures. To combat this, we have robust internal controls processes, with data and claims subject to third-party assurance.
(7) The historic values reported in the table above may be updated from values we reported in 2022. This is due to updated bills, data provision and extrapolations. Further, future data is subject to change following any significant change to our business size and scope, as baseline recalculation may result in differing emissions reductions.
(*) Within scope of EY assurance. Refer to page 68.

Risk overview

Effective risk management helps to ensure that NatWest Group delivers its long-term strategy.

Our approach to risk management

The enterprise-wide risk management framework (EWRMF) sets out the approach to managing risk across NatWest Group and provides a common risk language to facilitate effective risk management. The framework applies to all subsidiary legal entities, business segments and functions to help deliver NatWest Group's strategy in a safe and sustainable way.

Risk culture

NatWest Group's multi-year programme to enhance risk management capability at different levels of the organisation continued in 2023, with an ongoing emphasis on risk culture. The approach to risk culture, under the banner of intelligent risk-taking, ensures a focus on robust risk management behaviours and practices.

The approach to our risk culture, in line with our strategy and our values across all three lines of defence, enables us to support better customer outcomes, develop a stronger and more sustainable business and deliver an improved cost base. During 2023, we continued to evolve the five key outcomes to deliver on the intelligent risk-taking approach. These outcomes focused on behaviours, leadership, risk practices, decision-making and roles and responsibilities.

Risk governance

NatWest Group's governance structure facilitates sound risk management decision-making, in line with standards of good corporate governance. The Board ensures there is a framework of prudent and effective controls which enables risks to be assessed and managed, including the completion of a robust assessment of NatWest Group's emerging and principal risks. It reviews and approves the EWRMF (including NatWest Group's risk appetite framework) and approves the risk appetite for principal risks. It monitors performance against risk appetite, considers material risks and reviews the effectiveness of risk management and internal control systems. In addition, the principal risk committees have the following roles and responsibilities:

- The Group Board Risk Committee (BRC) is responsible for: providing oversight and advice to the Board on current and potential future risk exposures, future risk profile including risk appetite, the approval and effectiveness of the EWRMF; reviewing the effectiveness of internal controls required to manage risk; reviewing the performance of NatWest Group relative to risk appetite; reviewing all material risk exposures and management's recommendations to monitor, control and mitigate such exposures, including all principal risks; approving the Key Risk Policies; providing input to remuneration decisions from a risk management perspective; approving the Risk Management Strategy and overseeing its effective delivery; and reviewing and recommending to the Board the assumptions, scenarios and metrics used for stress tests.
- The Group Executive Risk Committee (ERC), chaired by the Chief Risk Officer is responsible for: supporting the CRO and other accountable individuals in discharging their risk management accountabilities; reviewing performance relative to risk appetite, and reviewing and debating all material risk exposures across NatWest Group and management's recommendations to monitor and control such exposures; reviewing the EWRMF, supporting its recommendation to BRC and overseeing its implementation across NatWest Group; and reviewing the Key Risk Policies and the Risk Management Strategy and supporting their recommendation to BRC.

Three lines of defence

In line with industry best practice and sound risk governance principles, NatWest Group adopts a three lines of defence model of risk governance. Everyone has a responsibility for the intelligent management of risk in day-to-day activities. This includes actively demonstrating risk practices and behaviours that are consistent with NatWest Group's desired risk culture.

As the second line of defence, the Risk function has a clear mandate to undertake proactive risk oversight and monitoring of all risk management activities including maintaining a robust control environment. The Risk function designs and maintains the EWRMF. The Chief Risk Officer leads the Risk function and plays an integral role in advising the Board on NatWest Group's risk profile. This includes continuous monitoring activities to confirm that NatWest Group engages in sustainable risk-taking activities in pursuit of strategic objectives.

Risk appetite

The risk appetite framework is a component of the EWRMF and establishes the extent of permissible risk-taking to support business outcomes and delivery of the strategy. The EWRMF sets out the requirements regarding how risk appetite is implemented through risk policies and standards and translated into operational procedures. This consistent approach is followed for all principal risks, frameworks, tools and techniques. Risk appetite statements and associated measures are approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

Risk profile – key developments

NatWest Group maintained a stable risk profile in 2023 despite persistent inflation, higher interest rates, geopolitical tensions and elevated reputational risks creating a challenging risk environment. Our approach to intelligent risk-taking helped us support UK households and businesses facing these and other challenges.

The overall financial risk profile remained within risk appetite despite challenging economic conditions. Key developments in 2023 included:

- NatWest Group retained robust capital, liquidity and funding positions despite volatility in interest rates and increased competition for deposits and customers.
- A strong capital position was maintained in 2023, with a CET1 ratio of 13.4%. This was significantly ahead of regulatory requirements and aligned with NatWest Group's target of 13-14%. Movements in the CET1 ratio reflected the attributable profit offset by the ordinary dividend accrual and the increase in RWAs.
- Overall credit risk performance remained stable with limited signs of deterioration despite economic headwinds.

The overall trend for non-financial risk improved in 2023. Areas of management focus included:

- Significant investment continued to be made to support the delivery of the multi-year transformation plan across financial crime risk management. Enhancements were made to technology, data quality, and data analytics to improve the effectiveness of systems used to monitor customers and transactions.
- Some non-financial risks were elevated in relation to the departure of Alison Rose as NatWest Group Chief Executive Officer and issues that had arisen in connection with account closure decisions that attracted significant public and media attention. Following an independent legal review of customer account closures, as well as the outcome of ongoing FCA and internal reviews, NatWest Group are making changes to its policies and procedures to deliver better, more consistent outcomes for customers.
- NatWest Group's model risk management practices continued to evolve, supported by a dedicated model risk management enhancement programme, set up in response to the PRA's Supervisory Statement 1/23.

Risk overview continued

Enterprise-wide risk management framework

1 The enterprise-wide risk management framework (EWRMF) sets out our approach to managing risk across NatWest Group and provides a common risk language and framework to facilitate effective risk management.

2 The building blocks of the EWRMF are: risk appetite, risk governance, three lines of defence and risk culture.

3 The EWRMF sets out a common risk language and standard definitions to ensure consistency in the application of risk management terminology.

4 The risk toolkit cycle outlines the NatWest Group-wide approach to identify, assess, mitigate, monitor and report risks.

5 Principal risks are used as the basis for setting risk appetite and risk identification.

Principal risks	
Financial risks	Non-financial risks
Capital risk	Financial crime risk
Liquidity and funding risk	Model risk
Credit risk	Operational risk
Earnings stability risk	Reputational risk
Traded market risk	Regulatory compliance risk
Non-traded market risk	
Pension risk	
Climate risk	

Enterprise-wide risk management framework

Risk appetite
Risk appetite is defined as the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans.

Risk governance
NatWest Group's governance structure facilitates sound risk management decision-making, in line with standards of good corporate governance.

Three lines of defence
NatWest Group adopts a three lines of defence model of risk governance. Everyone has a responsibility for intelligent risk-taking.

Risk culture
The EWRMF is centred on the embedding of a strong risk culture that encompasses both prudential and conduct risk outcomes and prescribed behaviours.

Common risk language, architecture and approach

Risk directory and principal risks
The risk directory provides a common language to ensure that consistent terminology is used across NatWest Group to describe the principal risks.

Principal risk policies
Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectations, guidance and standards for risk.

Risk standards
Risk standards provide a more granular expression of the risk policies and provide the detail for the first line of defence to develop operational policies/procedures.

Risk toolkits
Risk toolkits define the approaches, tools and techniques for managing risk (split by all principal risks, financial and non-financial risks).

Risk toolkit cycle

Report
Reporting of the risk profile, emerging themes, current issues and other key information.

Identify and assess
Effective risk identification and assessment to understand the risk profile.

Monitor
Monitoring of the risk profile through principal risk indicators or other key metrics.

Mitigate
Determination of the appropriate action for how risks are managed or mitigated.

Risk overview continued

Risk directory and principal risks

To ensure common language and a consistent approach across NatWest Group, the risk directory defines and documents all principal risks that NatWest Group may face, categorised into financial and non-financial risks. The risk directory is an important component of the EWRMF, underpinning the linkage between strategy, risk appetite, risk reporting and governance. Principal risks are the Board approved EWRMF categories that describe the highest-level financial and non-financial risks in the risk directory.

Principal risks – financial	Key developments	Mitigants
Capital risk – The risk that there is or will be insufficient capital and other loss-absorbing debt instruments to operate effectively, including meeting minimum regulatory requirements, operating within Board-approved risk appetite and supporting its strategic goals.	A strong capital position was maintained in 2023, with a CET1 ratio of 13.4%. This was significantly ahead of regulatory requirements and aligned with NatWest Group's target of 13-14%. Movements in the CET1 ratio reflected the attributable profit offset by the ordinary dividend accrual and increase in RWAs. For the Bank of England 2022/23 annual cyclical scenario stress test, NatWest Group remained above its CET1 capital and Tier 1 leverage ratio hurdle rates.	– Capital planning is integrated into NatWest Group's wider annual budgeting process with capital plans produced over a five-year planning horizon under expected and stress conditions. – Stress testing is a principal risk management tool and is used to quantify and evaluate the potential impact of risks on the financial strength and capital position.
Liquidity and funding risk – The risk that NatWest Group, or any of its subsidiaries or branches, cannot meet its actual or potential financial obligations, in a timely manner, as they fall due. Funding risk is the risk that NatWest Group cannot maintain a diversified and stable funding base.	A robust liquidity and funding risk profile was maintained throughout 2023, with a liquidity coverage ratio of 144% and a loan:deposit ratio (excluding repos and reverse repos) of 84%.	– A suite of tools is used to monitor, limit and stress test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity condition indicators are monitored daily. – Performance is reported to the Asset & Liability Management Committee on a regular basis.
Credit risk – The risk that customers, counterparties or issuers fail to meet their contractual obligation to settle outstanding amounts.	Despite a challenging outlook driven by persistent inflation and higher interest rates, the credit risk profile remained stable throughout 2023. Overall ECL increased during 2023 reflecting portfolio growth alongside broadly stable portfolio performance. There were Stage 3 default flow increases, particularly in the Personal portfolio, but these were broadly in line with expectations due to growth and normalisation of risk parameters. This was mitigated by a net ECL reduction from 2023 updates to economic scenarios and weightings.	– Extensive and thorough credit processes, strategies and controls to ensure effective risk identification, management and oversight. – Wholesale credit risk – sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are deemed to represent a heightened risk. – Retail credit risk – adjustments were made to affordability assumptions and stress rates to ensure that lending continued to be assessed appropriately, given the high interest rate and inflationary environment.
Earnings stability risk – The risk that profits are not sustainable under stress.	NatWest Group remained within earnings stability risk appetite throughout 2023.	– A range of scenario sensitivities were run, to explore downside risks to earnings stability, including a sharp fall in interest rates and stressed macro factors aligned to a 1-in-10 year event.
Traded market risk – The risk to the value of assets and liabilities inside the trading book, or the risk to income which arises from changes in market prices.	All material traded market risk resides in NatWest Markets. 2023 was marked by periods of increased market volatility. The significant volatility in gilts, sterling swaps and inflation entered the rolling window for value-at-risk (VaR) calculation during 2023. However, traded VaR and stressed value-at-risk (SVaR) remained within appetite and, on an average basis, at similar levels compared with 2022.	– VaR, SVaR and the incremental risk charge are used to measure traded market risk. – Traded market risk exposures are monitored against limits and analysed daily. – Limit reporting is supplemented with regulatory capital and stress testing.
Non-traded market risk – The risk to the value of assets and liabilities outside the trading book or the risk to income which arises from changes in market prices.	Overall, non-traded market risk VaR rose in 2023, on both an average and period end basis. This was driven by an increasing trend in credit spread VaR, notably in the second half of the year, reflecting increased holdings of bonds in the liquidity portfolio. Interest rate VaR fell slightly in the second half of the year, driven by a reduction in the interest rate sensitive position, particularly in sterling. By the end of 2023, credit spread risk had displaced interest rate risk as the main driver of non-traded VaR.	– Non-traded market risk appetite is measured via VaR, SVaR, sensitivity and stress limits, and earnings-at-risk limits. – Limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. – Non-traded market risk stress results are combined with those for other risks into capital planning.
Pension risk – The inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme.	The main section of The NatWest Group Pension Fund is the largest source of pension risk with £33.6 billion of assets and £26.5 billion of liabilities. There were no material changes to NatWest Group's overall exposure to pension risk during 2023.	– Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee, while the Asset & Liability Management Committee receives updates on the performance of NatWest Group's material pension funds. – Annual stress tests are undertaken on the material defined benefit pension schemes. These tests are also used to satisfy the requests of regulatory bodies, such as the Bank of England.

Risk overview continued

Principal risks – financial	Key developments	Mitigants
Climate risk – Financial loss or adverse non-financial impacts associated with climate change and political, economic and environmental responses to it.	In 2023, a range of scenario analysis exercises were conducted to test the resilience of NatWest Group's strategy against the impacts of climate change under different climate scenarios. NatWest Group continued to enhance its in-house climate risk modelling capabilities. An end-to-end test of NatWest Group's in-house corporate transition risk model was completed.	– There was a focus on developing the capabilities to use scenario analysis to identify the most material climate risks and opportunities for its customers. While this is a maturing discipline (with recognised limitations around data, scenario and methodologies), progress continues to be made to leverage the insights to inform risk management practices, maximise the opportunities arising from a transition to a low-carbon economy and support decision-making.

Principal risks – non-financial	Key developments	Mitigants
Financial crime risk – The risk that NatWest Group's products, services, employees and/or third parties are intentionally or unintentionally used to facilitate criminal activities in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud.	Significant investment continued to be made to support the delivery of the multi-year transformation plan across financial crime risk management. Enhancements were made to technology, data quality and data analytics to improve the effectiveness of systems used to monitor customers and transactions.	– The financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions.
Model risk – The potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions.	Following extensive model remediation work, NatWest Group returned to model risk appetite in April 2023. NatWest Group's model risk management practices continued to evolve, supported by a dedicated model risk management enhancement programme, set up in response to the PRA's Supervisory Statement 1/23.	– Model risk appetite is set to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. Policies, toolkits and model standards related to the development, validation, approval, implementation, use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model. This includes refining, redeveloping or restricting use of models where appropriate.
Operational risk – The risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.	The enhanced risk and control self-assessment approach continued to be developed and embedded with a focus on material operational risks across key end-to-end processes. NatWest Group recognised the risk associated with the processing of payments, and as such, a NatWest Group-wide programme on the movement of funds was mobilised, which focused on enhancing payment related controls.	– Operational risk appetite supports effective management of all operational risks. It expresses the level and types of operational risk that NatWest Group is willing to accept to achieve its strategic objectives and business plans. – Operational risks are mitigated by applying key preventative and detective controls. The half-yearly control environment certification process is an effective means to provide a consistent and comparable view of the adequacy and effectiveness of the internal control environment.
Reputational risk – The risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events.	Reputational risks were elevated in relation to the departure of Alison Rose as NatWest Group Chief Executive Officer and issues that had arisen in connection with account closure decisions that attracted significant public and media attention. Following an independent legal review of customer account closures and internal reviews, NatWest Group are making changes to its policies and procedures to deliver better, more consistent outcomes for customers.	– Relevant internal and external factors are monitored through regular reporting via reputational risk registers at business or legal entity level. They are escalated, where appropriate, to the relevant business risk committee and where material, to the NatWest Group Reputational Risk Committee. – The environmental, social and ethical (ESE) risk framework guides decision-making in areas of elevated reputational risk. ESE risk acceptance criteria are regularly reviewed and updated. For example, all climate-focused ESE risk acceptance criteria (mining and metals, power generation and oil and gas) underwent a review, to ensure they reflect the current risk landscape.
Regulatory compliance risk – The risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.	Further progress was made on the compliance agenda during 2023. Significant enhancements were made to the compliance and conduct framework with the introduction of numerous new tools to manage the risk profile. These include a compliance and conduct risk directory and new risk standards and toolkits which support NatWest Group to measure and manage compliance accurately and efficiently.	– Risk appetite for compliance and conduct risks is set at Board level. Risk appetite statements articulate the levels of risk that legal entities, businesses and functions work within when pursuing their strategic objectives and business plans. – A range of controls are operated to ensure the business delivers good customer outcomes and are conducted in accordance with legal and regulatory requirements.

Risk overview continued

Top and emerging risks

Top and emerging risks are scenarios that could have a significant negative impact on our ability to operate or deliver our strategy and are managed through the EWRMF toolkit. They usually combine elements of several principal risks and require a coordinated management response. Top risks could occur or require management action within 1-2 years while emerging risks are evolving and/or could occur over a longer time horizon but have the potential to become a top risk. Both are subject to review by senior governance forums including ERC and BRC. Horizon scanning is an important element of the toolkit, enabling NatWest Group to identify, assess and mitigate both top and emerging risks. A range of methods are used including scenario exercises, analysis, planning, monitoring, review of industry/institutional insights and discussion with external experts. In 2023, there was continued focus on assessing and managing interconnected risks assessing preparedness for correlated risk scenarios. This approach helps to integrate strategic risk considerations into business processes, as well as planning and strategy.

Top risk scenarios in focus in 2023	Description	Mitigants
Increased competition	Competitive pressures could intensify, impeding NatWest Group's ability to grow or retain market share, impacting revenues and profitability, particularly in key UK retail, Commercial & Institutional banking segments. Drivers of competition mainly relate to developments in technology, evolving incumbents, challengers, new entrants to the market, shifts in customer behaviour and changes in regulation. For example, increased competition from technology conglomerates, who may have competitive advantages in scale, technology and customer engagement (including brand recognition).	– NatWest Group closely monitors the competitive environment and adapts strategy as appropriate. This includes utilising scenario analysis and assessing how mega-trends will impact industry competitive dynamics. Strategic responses are focused on investing to deliver innovative and compelling propositions for customers and effectively leveraging acquisitions and partnerships. For example, NatWest Group has invested in a number of fintech ventures, including Mettle, FreeAgent, Tyl, Rooster Money, Vodeno and Cushon.
Cyberattack	There is a constantly evolving threat from cyberattacks that are increasing in terms of frequency, sophistication, impact and severity. This includes hostile attempts to gain access to and exploit potential vulnerabilities of IT systems including via malware. Any failure in NatWest Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, loss of data, and may cause associated reputational damage.	– NatWest Group continues to invest in additional capability to defend against threats including developing and evolving cybersecurity policies, procedures and controls that are designed to minimise the potential effect of such attacks. The focus is to manage the impact of the attacks and maintain services for NatWest Group's customers. This includes testing and proving cyber resilience capabilities via stress testing of NatWest Group's important business services.
Economic and rate volatility	High interest rates and the rising cost of living created uncertain economic conditions in 2023 including driving a shifts in customer behaviours and increased deposit competition. Economic conditions could deteriorate, depending on factors including weak economic activity, volatility in interest rates, liquidity pressures, sharp falls in asset prices, escalating geopolitical tensions and concerns regarding sovereign debt or sovereign credit ratings. Any of the above may have a material adverse effect on NatWest Group's future financial prospects.	– A range of complementary approaches is used to mitigate the risks, such as targeted scenario analysis, stress tests, targeted customer reviews and reviews of risk appetite. Stress tests included completion of regulatory stress tests including the Bank of England 2022/23 Annual Cyclical Scenario and the 2023/24 System Wide Exploratory Scenario as well as a range of internal scenarios.
Climate change	Climate-related risks represent a source of systemic risk in the global financial system. The financial impacts of climate-related risks, both physical and transition risk, are expected to be widespread and may disrupt the proper functioning of financial markets and institutions, including NatWest Group.	– NatWest Group's climate-related strategy, targets and transition plan support the identification and management of climate-related risks. However, they also entail significant execution and reputational risk and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.
Operational risk scenarios	Operational risks are inherent in NatWest Group's businesses and a broad range of scenarios are considered. NatWest Group could be adversely impacted by a broad range of operational risk scenarios including a failure to have or be able to access current, complete, and accurate data or disruption to services should a third-party service provider experience any interruptions. These scenarios could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.	– NatWest Group devotes significant resources to third party risk management. Focus areas include identification of critical service suppliers, developing robust exit and contingency plans in the event of supply chain disruption, and ensuring appropriate monitoring and oversight of third party performance. – Effective and ethical use of data is critical to NatWest Group's goals, with continued focus on delivering a long-term data strategy alongside enhancing control and policy frameworks governing data usage.
Evolving regulation	NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may have an adverse impact on NatWest Group. Areas of focus include Basel 3.1 standards implementation, including the resulting effect on RWAs and models and the FCA's Consumer Duty standards on consumer protection.	– NatWest Group constantly monitor regulatory change and work with the regulators to help shape those developments that materially impact NatWest Group, responding when necessary either bilaterally or in partnership with one of the affiliated industry bodies. We implement new regulatory requirements where applicable and use our frequent engagement meetings with regulators to discuss key regulatory priorities.

Risk overview continued

Emerging risk scenarios in focus in 2023	Description	Mitigants
Artificial intelligence	Innovations in artificial intelligence (AI), including generative AI, may rapidly transform and disrupt customers, industry and the economy. NatWest Group's ability to continue to deploy AI solutions and integrate AI in systems and controls will become increasingly important to retain and grow business. There can be no certainty that NatWest Group's innovation strategy will be successful, and competitors may be more successful in implementing AI technologies, in turn, affecting industry competitive dynamics. Developments in AI may also result in increased model risk and rising levels of fraud.	– NatWest Group closely monitors developments in disruptive technologies including AI and adapts strategy as appropriate. The focus is on how we use AI and machine-learning technologies safely and ethically to improve the support we can offer to our customers and ensure that our use of data continues to be secure, accountable, fair and ethical. In 2023, we developed a robust set of controls for the use of generative AI models across NatWest Group.
Biodiversity and nature loss	NatWest Group and its customers, suppliers and counterparties face uncertainty in terms of risks relating to the degradation of the environment, such as air, water and land pollution, biodiversity loss and deforestation. There is also increasing investor, regulatory and stakeholder scrutiny regarding how businesses address these changes and related climate change, biodiversity and other sustainability issues.	– NatWest Group is developing its approach to assess, manage and mitigate nature-related risks. Using emerging industry guidance such as the Task Force on Nature Related Financial Disclosure framework, NatWest Group is seeking to further its understanding of nature-related risks. This includes how its business activities impact nature, the dependencies NatWest Group and its counterparties (including its suppliers) and customers have on nature, and the risks and opportunities nature can generate.
Central bank digital currency	NatWest Group operates in markets which would be exposed to any developments in digital money, including a UK central bank digital currency (CBDC). The Bank of England and HMT are exploring the case and design for a retail CBDC that could be used by the public and businesses, the digital pound. The future introduction of retail CBDCs, including a digital pound, could result in deposit outflows, higher funding costs, and/or other implications for UK banks including NatWest Group.	– NatWest Group engages with the UK government and regulators on digital currency developments. This includes engagement with policymakers on a bilateral and industry level. For example, NatWest Group is represented on the Bank of England's CBDC Engagement Forum, and responds to relevant consultations, discussion papers and other publications. In addition, NatWest Group has established an Executive Steering Group on digital assets including overseeing developments and engagement on digital currencies, such as CBDCs. – NatWest Group has also reviewed the potential impact of a UK central bank digital currency including on deposits, funding costs and broader implications for the business model.
Geopolitical risk	NatWest Group is exposed to risks arising from geopolitical events or political developments. Geopolitical tensions remain elevated and a range of potential scenarios and impacts were considered. This includes the potential impact of armed conflict, global trade and supply-chain disruption, volatility in commodity prices, protectionist policies or trade barriers and state sponsored cyberattacks.	– NatWest Group closely monitors the geopolitical risk outlook and undertakes regular scenario analysis to understand the potential impacts and takes mitigating actions as required. This includes second and third order analysis of impacts, for example, through customers' supply-chain disruption or disruption to third-party providers.
UK Government shareholding in NatWest Group	In November 2023, the UK Government announced that as part of its commitment to continue the sale of its holding in NatWest Group, it is exploring options to launch a share sale to retail investors before autumn 2024. While precise timing and plans are uncertain, a retail share offering may result in or amplify reputational risks for NatWest Group.	– NatWest Group engages closely with HM Treasury (or UKGI on its behalf) on its shareholding in NatWest Group plc. Such engagement would be expected to extend to HM Treasury contemplating launching a sale of any of its holding to retail investors. – NatWest Group identifies and manages reputational risks through the Reputational Risk Framework. As with other actual or potential risks of a material nature, appropriate bank wide or business actions plans or programmes are established to manage relevant risk scenarios.

Viability statement

In accordance with Provision 31 of the UK Corporate Governance Code, the Board is required to make a statement in the Annual Report and Accounts regarding NatWest Group's viability over a specified time horizon.

Considerations

In assessing NatWest Group's future viability, the Board considers a period of three years to be appropriate. The budget and business planning processes are based on a five-year horizon. However, a three-year period is considered more suitable given levels of uncertainty increase as the time horizon extends.

In assessing NatWest Group's viability over this time frame, the Board has considered a wide range of information including:

Strategic and financial outlook

- NatWest Group's business and strategic plans.
- Current capital position and projections over the relevant period.
- Liquidity and funding profile and projections over the relevant period.
- Internal scenarios and stress tests, which consider the material risks and uncertainties facing NatWest Group.
- The strategic, risk and financial outlook for the financial services sector including assessing learnings from high-profile bank failures in 2023 and changes in customer behaviour.

Risk management and risk profile

- NatWest Group's enterprise-wide risk management framework (EWRMF) including the processes by which risks are identified and mitigated.
- NatWest Group's risk profile including any breaches of risk appetite and top and emerging risks that could have a significant negative impact on NatWest Group's ability to operate.

Regulatory

- Mandatory regulatory requirements including activity related to the Bank of England stress tests including the 2022/23 annual cyclical scenario (ACS) and the 2023/24 system-wide exploratory scenario (SWES). In addition, completion of the Bank of England Internal Capital Adequacy Assessment Process (ICAAP) and the Internal Liquidity Adequacy Assessment Process (ILAAP).
- Expected future changes to regulatory requirements including in relation to the implementation of Basel 3.1 standards.

Operating environment

- Consideration of the operating environment for NatWest Group including shifts in customer behaviour, developments in technology, economic trends and competitive factors.

Assessment

NatWest Group's business and strategic plans, which are reviewed and evaluated at least annually, provide long-term direction and assess resilience to a range of risks across the planning horizon. These plans include multi-year forecasts assessing NatWest Group's expected financial position throughout the planning period.

A suite of economic scenarios, supports NatWest Group's financial planning processes. Stress testing is a key risk and financial management tool and is integrated with financial planning processes. It is used to quantify and evaluate the potential impact of material risks on the financial strength of NatWest Group, including its liquidity and capital position.

Given elevated levels of uncertainty in 2023, economic scenarios were designed to capture a broad range of uncertainties and risks faced by NatWest Group. The suite of scenarios was continuously refined and reviewed. In the second half of 2023, this included benchmarking against external forecasts and regulatory stress tests. These scenarios explored a range of risks and uncertainties including:

- Deep simultaneous recessions in the UK and global economy with large falls in asset prices including UK house prices.
- Sustained levels of high inflation, higher than anticipated UK interest rates, and bank liquidity under severe pressure.
- A sharp fall in inflation and UK interest rates combined with a material increase in UK unemployment.
- Elevated geopolitical risks including Russia-Ukraine and China-Taiwan.
- Climate related risks including elevated physical risks that force a rapid climate transition.

A combination of internal scenarios was used to examine going concern capital requirements on a forward-looking basis by assessing the resilience of capital adequacy and leverage ratios. The assessment includes assumptions about regulatory and accounting factors (such as IFRS 9). They also incorporate key assumptions on balance sheet and profit and loss drivers, such as deposits and RWAs, to demonstrate that NatWest Group maintains sufficient capital. Applying the scenarios to NatWest Group's capital, liquidity and funding positions did not result in a breach of any regulatory thresholds.

Consideration was given to the operational resilience of NatWest Group across a range of operational risk scenarios including conduct, financial crime, climate and a cyberattack. While NatWest Group has not been subject to a material cyberattack and operates a multi-layered system of defences, there is a possibility that a cyberattack could have a severe effect on operations. The evolving threat is continually monitored with a focus on managing the impact of any attack and sustaining availability of services for NatWest Group's customers. As cyberattacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability designed to defend against emerging risks.

Viability statement continued

Risks facing NatWest Group are identified and assessed according to the EWRMF which is outlined in the Risk overview section. The Board reviews and approves the EWRMF and monitors performance against risk appetite.

Despite elevated economic and political uncertainty, NatWest Group's risk profile remained stable in 2023. Risk appetite is a key consideration in assessing the risk profile and the Board monitors the performance of NatWest Group against risk appetite including in relation to credit risk, liquidity and funding, financial crime, conduct and regulatory compliance risk and operational risk. In 2023, there were no material breaches in risk appetite that were viewed as a threat to the viability of NatWest Group.

NatWest Group's top and emerging risk process also highlights risk scenarios that could have a significant negative impact on NatWest Group's ability to operate or deliver its strategy. In 2023, the Executive Risk Committee and the Board Risk Committee received regular reporting on top and emerging risks. The committees also reviewed and discussed an annual spotlight on top and emerging risks which included an update on horizon scanning activity, to enable early identification and mitigation of top and emerging risks. Top and emerging risks are also a significant consideration in internal scenario planning as well as the ICAAP and ILAAP.

NatWest Group is impacted by a wide range of macroeconomic, political, regulatory, technological, social and environmental developments. The evolving operating environment presents opportunities and risks which NatWest Group continues to evaluate and adapt to. For example:

- Learnings from the failure of several US and European banks in 2023 were evaluated and used to test and strengthen NatWest Group's governance and risk management processes.
- Assessing and adapting to shifting consumer behaviour in response to higher interest rates and increased competition for savings balances. This included measures to mitigate funding risk including offering new fixed term savings accounts.

The 2023 Annual Report and Accounts were considered as part of the assessment. This includes review of the principal risks and uncertainties set out on pages 60 to 65 which highlights the possible impact of legal, regulatory and competitive factors on NatWest Group. The detailed disclosure of financial performance of NatWest Group was considered as part of the assessment. This included:

- NatWest Group's robust capital position; CET1 ratio of 13.4%. The current capital position provides significant headroom above both NatWest Group's minimum requirements and its maximum distributable amount threshold requirements.
- The sustainable profitability and capital generation of the business.
- NatWest Group's strong liquidity and funding position; the liquidity portfolio of £222.8 billion, a robust liquidity coverage ratio of 144% and a net stable funding ratio of 133%.

NatWest Group participates in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. The Bank of England published the results of the 2022/23 ACS stress test in July 2023.

The 2022/23 ACS was aimed at testing the resilience of the UK banking system to deep simultaneous recessions in the UK and global economies, large falls in asset prices and higher global interest rates, and a separate stress of misconduct costs. The ACS results indicated NatWest Group would be able to withstand a severe macroeconomic scenario and had the capacity to support households and businesses throughout the stress. The results of the ACS stress test informed the Board's assessment of viability.

The Bank of England launched its SWES in June 2023. The SWES explores stressed financial market conditions and how market behaviour might interact to amplify shocks in UK financial markets. NatWest Group submitted its round one scenario response to the Bank of England in January 2024. Round two of the SWES scenario is expected to be launched in Q2 2024 with the full SWES results published by the Bank of England in late 2024. As the SWES progresses, the results will continue to inform the Board's assessment of viability.

Reverse stress testing is also carried out to identify circumstances that may lead to specific, defined outcomes such as business failure. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully. During 2023, reverse stress testing considered the impact of sustained income challenges and increased impairments in a severe recession scenario.

Based on the factors outlined above, the current financial forecasts, including the strength of its capital and liquidity positions, the management of NatWest Group's principal risks, including mitigating actions, the Board has a reasonable expectation that NatWest Group will be able to continue in operation and meet its liabilities over the three-year period of the assessment.

Non-financial and sustainability information statement

This non-financial and sustainability information statement provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006.

We integrate non-financial and Environmental, Social and Governance (ESG) information across the Strategic report, thereby promoting cohesive reporting of non-financial and ESG matters.

ESG reporting frameworks and guidance

We are actively monitoring developments including in relation to metrics. In 2023, our focus included the Sustainability Accounting Standards Board (SASB) standards, the Global Reporting Initiative (GRI) standards, the Task Force on Climate-related Financial Disclosures (TCFD) and the World Economic Forum (WEF) International Business Council (IBC) metrics. As signatories of the UN Principles for Responsible Banking (PRB), our ambition is to further align our strategy with the 2015 Paris Agreement and the UN Sustainable Development Goals (SDGs).

Further information on non-financial and ESG matters can be found within our reporting suite.

- Climate-related Disclosures Report
- ESG Disclosures Report
- ESG Frameworks Appendix
- natwestgroup.com

Assurance Approach

NatWest Group plc appointed Ernst & Young LLP (EY) to provide independent assurance over certain sustainability metrics and elements of the UN Principles for Responsible Banking (UN PRB) Template. These sustainability metrics are marked with an asterisk (*) within this report and the UN PRB Template is presented within the ESG Frameworks Appendix. The assurance engagement was planned and performed in accordance with the International Standard on Assurance Engagements (UK) 3000 (July 2020) Assurance Engagements Other than Audits or Reviews of Historical Financial Information ("ISAE (UK)3000 (July 2020)").

An assurance report was issued and is available at natwestgroup.com. This report includes further details on the scope, respective responsibilities, work performed, limitations and conclusion.

How we contribute to the UN Sustainable Development Goals (SDGs)

As signatories of the UN Principles for Responsible Banking, our ambition is to align our strategy with the 2015 Paris Agreement and the SDGs. In 2023 we set a new financial wellbeing goal which strives to make a positive impact to SDGs 1, 8 and 10.

Our ambitions across Climate, Enterprise and Learning now strive to make a positive impact towards the following SDGs:


1 NO POVERTY

4 QUALITY EDUCATION

5 GENDER EQUALITY

7 AFFORDABLE AND CLEAN ENERGY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES

13 CLIMATE ACTION

17 PARTNERSHIPS FOR THE GOALS

Our PRB report can be found in the ESG Frameworks Appendix available at natwestgroup.com.

Reporting requirement		Page references in this report	Relevant policy or document available at natwest.com
Business model	– Investment case and shareholder value – Our strategic framework – Our business model – Delivering our strategy – Key performance indicators – Business performance	– 10 to 11 – 9 – 12 to 13 – 18 to 19 – 20 to 22 – 44 to 47	
Our stakeholders	– Section 172(1) statement – Stakeholder engagement – Stakeholder focus areas	– 24 to 25 – 26 to 29 – 30 to 43	
Environment	– Market environment – Risk management – Risk factors	– 14 to 16 – 60 to 65 – 417 to 441	Environmental, social and ethical policies

(1) The SDGs are a collection of 17 non-legally binding interlinked global goals set forth by the UN for countries and governments. These are included only as indicative guidance for the proposed aim of our Climate, Enterprise and Learning ambitions and NatWest Group makes no representation, warranty or assurance of any kind, express or implied, or takes no responsibility or liability as to whether the areas of focus further the objective or achieves the purpose of the indicated SDG.

Non-financial information and sustainability statement continued

Reporting requirement		Page references in this report	Relevant policy or document available at natwest.com
Our colleagues	– Colleagues – Diversity, equity and inclusion	– 36 to 37 – 38 to 39	Our code of conduct
Governance	– Section 172(1) statement – Governance and remuneration – Governance at a glance – Boardroom Inclusion Policy – Directors' remuneration report – Report of the directors	– 24 to 25 – 83 to 162 – 89 – 90 – 127 to 133 – 165 to 168	Boardroom Inclusion Policy
Social matters	– Our strategic framework – Our business model – Delivering our strategy – Key performance indicators – Stakeholder engagement – Stakeholder focus areas – Business performance	– 9 – 12 to 13 – 18 to 19 – 20 to 22 – 26 to 29 – 30 to 43 – 44 to 47	Supplier Charter
Respect for human rights	– Respecting human rights	– 43	Human Rights Position Statement
Anti-bribery and corruption (ABC)	– Risk management – Risk and capital management – Financial crime risk	– 60 to 65 – 170 to 282 – 276	Statement on Anti-Bribery and Corruption
Risk management	– Risk management – Risk and capital management – Risk factors	– 60 to 65 – 170 to 282 – 417 to 441	Environmental, social and ethical policies
Climate-related financial disclosures as required by sections 414CA and 414CB of the Companies Act 2006	– A description of the company's governance arrangements in relation to assessing and managing climate-related risks and opportunities. – A description of how the company identifies, assesses, and manages climate-related risks and opportunities. – A description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company's overall risk management process. – A description of (i) the principal climate-related risks and opportunities arising in connection with the company's operations, and (ii) the time periods by reference to which those risks and opportunities are assessed. – A description of the actual and potential impacts of the principal climate-related risks and opportunities on the company's business model and strategy. – An analysis of the resilience of the company's business model and strategy, taking into account consideration of different climate-related scenarios. – A description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets. – The key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and a description of the calculations on which those key performance indicators are based.	– 51 – 52 to 55 – 55 – 52, 53 – 48, 49, 52, 53, 56, 57, 58 – 53 – 48, 57 – 48, 49, 56, 59	2023 Climate-related Disclosures Report



Serving our customers every day

Financial review

Group Chief Financial Officer's review



'We have delivered a strong operating performance in 2023 with a RoTE of 17.8%. Total income excluding notable items of £14.3 billion was up by 9.8% and levels of default remain stable across our portfolio. We remain focused on cost discipline and have achieved our cost target of around £7.6 billion, with a cost:income ratio of 51.8%.'

Financial performance

Total income increased by 12.1% to £14.8 billion compared with 2022. Total income excluding notable items, was 9.8% higher than the prior year principally driven by lending growth, higher income in our markets business and favourable yield curve movements partially offset by the change in deposit mix from non-interest bearing to interest bearing and lower deposit balances. Bank NIM of 3.04% was 19 basis points higher than 2022 primarily due to benefits from yield curve movements, net of changes in deposit mix, partially offset by lending margin pressure.

Total operating expenses were £309 million higher than 2022. Other operating expenses were £339 million, or 4.6%, higher for the year at £7.6 billion, in line with our full year guidance. The increase was principally due to higher staff costs, including a payment to support our colleagues with cost of living challenges and inflationary pressures on utility and contract costs. FTE[1] reduced by c.300 to c.61,200 principally reflecting reductions as we continue our exit from the Republic of Ireland and automation and simplification in Retail Banking, partially offset by investment in technology and data roles.

A net impairment charge of £578 million, or 15 basis points of gross customer loans, primarily reflects continued low and stable levels of stage 3 defaults across the portfolio and good book charges related to unsecured lending. Compared with 2022, our ECL provision increased by £0.2 billion to £3.6 billion and our ECL coverage ratio has increased from 0.91% to 0.93%. We retain post model adjustments of £0.4 billion related to economic uncertainty, or 11.8% of total impairment provisions.

As a result, we are pleased to report an attributable profit for 2023 of £4.4 billion, with earnings per share of 47.9 pence and a RoTE of 17.8%, above our guided range. The profit for the year includes a deferred tax asset write back of £385 million in respect of tax losses.

Net loans to customers excluding central items increased by £8.9 billion in the year largely reflecting a £7.6 billion increase in Retail Banking and £2.0 billion of growth in Commercial & Institutional due to an increase in term loan facilities and private financing within Corporate & Institutions, net of £2.7 billion of UK Government scheme repayments. Retail Banking mortgage lending increased by £5.9 billion, with gross new mortgage lending of £29.8 billion in 2023 compared with £41.4 billion in 2022 reflecting the smaller mortgage market, and unsecured lending increased by £2.0 billion with continued strong customer demand. Private Banking net loans to customers decreased by £0.7 billion driven by higher repayments on mortgages. Up to 31 December 2023 we have provided £61.9 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.

(1) Full Time Equivalents of our permanent and internal fixed term resource. Each full-time employee is one FTE, with part-time employees recorded based on hours worked.

As part of this we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of 2025. During 2023 we provided £29.3 billion climate and sustainable funding and financing, which included £3.9 billion in lending for residential properties with EPC ratings A and B.

Customer deposits excluding central items decreased by £13.8 billion during 2023 to £419.1 billion principally reflecting the competitive environment for deposits and an overall market liquidity contraction. Despite the reduction, LDR (excl. repos and reverse repos) remains healthy at 84%. In the fourth quarter customer deposit balances reduced by £4.5 billion largely within Corporate & Institutions as a result of active management, with growth in Retail Banking and Private Banking partially offsetting. We have continued to see the mix of our book shift towards interest bearing and term balances, with non-interest bearing balances now accounting for 34% of balances and term at 16%.

TNAV per share increased by 28 pence in the year to 292 pence primarily reflecting the attributable profit for the period and an £872 million movement in cash flow hedging reserves as rate expectations lowered, partially offset by the impact of distributions. Intangible assets increased by £498 million in the year, primarily reflecting software capitalisation and the acquisition of Cushon.

Capital and leverage

The CET1 ratio remains strong at 13.4%, or 13.2% excluding IFRS 9 transitional relief. The 80 basis point reduction compared with 31 December 2022 principally reflected distributions deducted from capital of c.200 basis points, partially offset by the attributable profit. The NatWest Group's minimum requirement for own funds and eligible liabilities (MREL) ratio was 30.5%. RWAs increased by £6.9 billion during 2023 to £183.0 billion principally reflecting lending growth in Commercial & Institutional and a £3.0 billion uplift associated with CRD IV model updates, partially offset by a £4.0 billion reduction as we continue our exit from the Republic of Ireland.

Funding and liquidity

The LCR of 144%, representing £45.4 billion headroom above 100% minimum requirement, decreased by 1 percentage point during the year, driven by growth in customer lending and reduced customer deposits offset by an increase in wholesale funding and UBIDAC asset sale.

Katie Murray
Group Chief Financial Officer

Financial Summary

	Year ended or as at		
	2023	2022	Variance
Performance key metrics and ratios			
Total income	**£14,752m**	£13,156m	12.1%
Notable items within total income (1)	**£413m**	£95m	nm
Total income excluding notable items (1)	**£14,339m**	£13,061m	9.8%
Bank net interest margin (1)	**3.04%**	2.85%	19bps
Bank average interest earning assets (1)	**£363bn**	£345bn	5.2%
Cost:income ratio (excl. litigation and conduct) (1)	**51.8%**	55.5%	(3.7%)
Loan impairment rate (1)	**15bps**	9bps	6bps
Profit attributable to ordinary shareholders	**£4,394m**	£3,340m	31.6%
Total earnings per share attributable to ordinary shareholders – basic	**47.9p**	33.8p	14.1p
Return on tangible equity (RoTE) (1)	**17.8%**	12.3%	5.5%
Climate and sustainable funding and financing (2)	**£29.3bn**	£24.5bn	19.6%
Balance sheet			
Total assets	**£692.7bn**	£720.1bn	(3.8%)
Loans to customers – amortised cost	**£381.4bn**	£366.3bn	4.1%
Loans to customers excluding central items (1,3)	**£355.6bn**	£346.7bn	2.6%
Loans to customers and banks – amortised cost FVOCI	**£392.0bn**	£377.1bn	4.0%
Total impairment provisions (4)	**£3.6bn**	£3.4bn	5.9%
Expected credit loss (ECL) coverage ratio	**0.93%**	0.91%	2bps
Assets under management and administration (AUMA) (1)	**£40.8bn**	£33.4bn	22.2%
Customer deposits	**£431.4bn**	£450.3bn	(4.2%)
Customer deposits excluding central items (1,3)	**£419.1bn**	£432.9bn	(3.2%)
Liquidity and funding			
Liquidity coverage ratio (LCR)	**144%**	145%	(1.0%)
Liquidity portfolio (5)	**£223bn**	£233bn	(4.3%)
Net stable funding ratio (NSFR)	**133%**	145%	(12.0%)
Loan:deposit ratio (excl repos and reverse repos) (1)	**84%**	79%	5.0%
Total wholesale funding	**£80bn**	£74bn	8.1%
Short-term wholesale funding	**£28bn**	£21bn	33.3%

	Year ended or as at		
	2023	2022	Variance
Capital and leverage			
Common Equity Tier 1 (CET1) ratio (6)	**13.4%**	14.2%	(80bps)
Total capital ratio (6)	**18.4%**	19.3%	(90bps)
Pro forma CET1 ratio (excl. forseeable items) (7)	**14.2%**	15.4%	(120bps)
Risk-weighted assets (RWAs)	**£183.0bn**	£176.1bn	3.9%
UK leverage ratio	**5.0%**	5.4%	(0.4%)
Tangible net asset value (TNAV) per ordinary share (1,8)	**292p**	264p	28p
Number of ordinary shares (millions) (8)	**8,792**	9,659	(9.0%)

(1) Refer to the Non-IFRS financial measures section for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements.
(3) Central items includes Treasury repo activity and Ulster Bank RoI.
(4) Includes £0.1 billion relating to off-balance sheet exposures (31 December 2022 – £0.1 billion).
(5) Comparative periods have been re-presented on an LCR basis in line with the Liquidity portfolio definition as of 31 December 2023.
(6) Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7) The pro forma CET1 ratio at 31 December 2023 excludes foreseeable items of £1,538 million: £1,013 million for ordinary dividends and £525 million foreseeable items. (31 December 2022 excludes foreseeable items of £2,132 million: £967 million for ordinary dividends and £1,165 million foreseeable charges).
(8) The number of ordinary shares in issue excludes own shares held.

Financial summary

Income – continuing operations

	2023	2022	Variance	
	£m	£m	£m	%
Interest receivable (1)	**21,026**	12,637	8,389	66.4%
Interest payable (1)	**(9,977)**	(2,795)	(7,182)	257.0%
Net interest income	**11,049**	9,842	1,207	12.3%
Net fees and commissions	**2,330**	2,292	38	1.7%
Income from trading activities	**794**	1,133	(339)	(29.9%)
Other operating income	**579**	(111)	690	nm
Non-interest income	**3,703**	3,314	389	11.7%
Total income	**14,752**	13,156	1,596	12.1%
Total income excluding notable items	**14,339**	13,061	1,278	9.8%

Notable items within total income	2023	2022
Commercial & Institutional		
Fair value, disposal losses and asset disposals/ strategic risk reduction	**-**	(45)
Own credit adjustments (OCA)	**(2)**	42
Tax interest on prior periods	**3**	-
Central items & other		
Loss on redemption of own debt	**-**	(161)
Effective interest rate adjustment as a result of redemption of own debt	**-**	(41)
Profit from insurance liabilities	**-**	92
Liquidity Asset Bond sale losses	**(43)**	(88)
Share of associate losses for Business Growth Fund	**(4)**	(22)
Property strategy update	**(69)**	-
Interest and foreign exchange management derivatves not in hedge accounting relationships	**79**	369
Foreign exchange recycling gains	**484**	-
Ulster Bank RoI fair value mortgage adjustments	**-**	(51)
Tax interest on prior periods	**(35)**	-
	413	95

nm = not meaningful

(1) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

- Total income increased by 12.1% to £14,752 million compared with 2022. Total Income excluding notable items was £14,339 million, or 9.8%, higher than 2022 driven by lending growth, higher income in our markets business and favourable yield curve movements partially offset by the change in deposit mix from non-interest bearing to interest bearing and lower deposit balances.
- Bank NIM of 3.04% was 19 basis points higher than 2022 primarily due to benefits from yield curve movements, net of changes in deposit mix as customers shifted to lower margin fixed term accounts, partially offset with lending margin pressure.
- Interest receivable was materially above the prior year reflecting the higher rate environment. The increase in interest payable reflects the impact of the pass-through of rate increases on interest-bearing deposit balances and the migration of balances from non-interest bearing to interest-bearing and term deposits. Net interest income was £1,207 million higher than 2022 benefitting from favourable yield curve movements partially offset by the change in deposit mix from non-interest bearing to interest bearing and lower deposit balances.
- Net fees and commissions increased £38 million to £2,330 million compared with 2022, largely within Commercial & Institutional, driven by increased lending fees and card volumes coupled with higher payment services income.
- Income from trading activities of £794 million decreased £339 million, or 29.9% primarily due to Treasury volatility, with a partial offset in other operating income, and hedge accounting adjustments on foreign exchange swaps which are largely offset in net interest income.
- Other operating income was £690 million higher for the year principally reflecting movements in notable items, in particular: foreign exchange recycling gains of £484 million; £161 million loss on redemption of own debt in 2022; and lower losses on liquidity asset bond sales.

Financial summary continued

Operating expenses – continuing operations

	2023	2022	Variance	
	£m	£m	£m	%
Staff expenses	**3,839**	3,671	168	4.6
Premises and equipment	**1,153**	1,112	41	3.7
Other administrative expenses	**1,715**	1,686	29	1.7
Depreciation and amortisation	**934**	833	101	12.1
Other operating expenses	**7,641**	7,302	339	4.6
Litigation and conduct costs	**355**	385	(30)	(7.8)
Operating expenses	**7,996**	7,687	309	4.0

- Staff expenses were £168 million, or 4.6%, higher than 2022 primarily due to a 6.4% average wage increase effective in April 2023 and around a £60 million colleague cost of living payment, offset by lower costs, including redundancy expenses, within our operations in the Republic of Ireland.
- Premises and equipment costs of £1,153 million were £41 million higher than 2022 primarily due to increased utilities and repairs costs driven by inflationary pressures.
- Other administrative expenses increased £29 million over the year driven by inflationary pressures, increasing third party costs, offset by the reduction of operating and strategic costs as a result of the withdrawal of operations in the Republic of Ireland.
- Depreciation and amortisation of £934 million was £101 million higher than 2022 due to capitalised technology spend and a property impairment in 2023.
- Litigation and conduct costs of £355 million represent the net impact of a number of remediation and litigation matters concluding, including customer due diligence costs paid during the year. Refer to Note 26 to the consolidated financial statements for additional information on other litigation and conduct matters.

Tax – continuing operations

	2023	2022
	£m	£m
Tax charge	**(1,434)**	(1,275)
UK corporation tax rate	**23.5%**	19.0%
Effective tax rate	**23.2%**	24.8%

A tax charge of £1,434 million for the year ended 31 December 2023 arises rather than the expected charge of £1,452 million based on the corporation tax rate of 23.5%. The lower tax charge reflects tax credits in respect of the carrying value of loss DTAs and the foreign exchange recycling on the UBIDAC capital reduction. These factors have been partially offset by the UK banking surcharge, no tax relief for RoI tax losses, adjustments relating to prior years, and other non-deductible items. Further details can be found in Note 7 to the consolidated financial statements.

Impairments – continuing operations

	2023	2022	Variance	
	£m	£m	£m	%
Loans - amortised cost and FVOCI	**392,040**	377,153	14,887	3.9
ECL provisions	**3,645**	3,434	211	6.1
ECL provisions coverage ratio	**0.93%**	0.91%	0.02%	2.2
Impairment (releases)/losses				
ECL charge (1)	**578**	337	241	71.5
Amounts written off	**319**	482	(163)	(33.8)

(1) The table above summarises loans and related credit impairment measured on an IFRS 9 basis. Refer to Credit Risk – Banking activities in the Risk and capital management section for further details.

Compared with 2022, our ECL provision increased by £0.2 billion to £3.6 billion and our ECL coverage ratio has increased from 0.91% to 0.93%. We retain post model adjustments of £0.4 billion related to economic uncertainty, or 11.8% of total impairment provisions.

A net impairment charge of £578 million, or 15 basis points of gross customer loans, primarily reflects continued low and stable levels of stage 3 defaults across the portfolio and good book charges related to unsecured lending.

Profit for the year

	2023	2022	Variance	
	£m	£m	£m	
Operating profit before tax	**6,178**	5,132	1,046	20.4
Tax charge	**(1,434)**	(1,275)	(159)	12.5
Profit from continuing operations	**4,744**	3,857	887	23.0
Loss from discontinued operations, net of tax	**(112)**	(262)	150	(57.3)
Profit for the year	**4,632**	3,595	1,037	28.8
Attributable to:				
Ordinary shareholders	**4,394**	3,340	1,054	31.6
Paid-in equity holders	**242**	249	(7)	(2.8)
Non-controlling interests	**(4)**	6	(10)	nm

Operating profit before tax of £6,178 million is £1,046 million, or 20.4%, higher than 2022 primarily due to increased income as a result of the favourable yield curve movements partially offset with higher costs largely attributable to inflationary pressures.

Financial summary continued

Summary consolidated balance sheet as at 31 December 2023

	2023	2022	Variance	
	£m	£m	£m	%
Assets				
Cash and balances at central banks	**104,262**	144,832	(40,570)	(28)
Trading assets	**45,551**	45,577	(26)	(0)
Derivatives	**78,904**	99,545	(20,641)	(21)
Settlement balances	**7,231**	2,572	4,659	181
Loans to banks - amortised cost	**6,914**	7,139	(225)	(3)
Loans to customers - amortised cost	**381,433**	366,340	15,093	4
Other financial assets	**51,102**	30,895	20,207	65
Other assets (including intangible assets)	**16,374**	16,292	82	1
Assets of disposal groups	**902**	6,861	(5,959)	(87)
Total assets	**692,673**	720,053	(27,380)	(4)
Liabilities				
Bank deposits	**22,190**	20,441	1,749	9
Customer deposits	**431,377**	450,318	(18,941)	(4)
Settlement balances	**6,645**	2,012	4,633	230
Trading liabilities	**53,636**	52,808	828	2
Derivatives	**72,395**	94,047	(21,652)	(23)
Other financial liabilities	**55,089**	49,107	5,982	12
Subordinated liabilities	**5,714**	6,260	(546)	(9)
Notes in circulation	**3,237**	3,218	19	1
Other liabilities	**5,202**	5,346	(144)	(3)
Total liabilities	**655,485**	683,557	(28,072)	(4)
Total equity	**37,188**	36,496	692	2
Total liabilities and equity	**692,673**	720,053	(27,380)	(4)
Tangible net asset value per ordinary share (1)	**292p**	264p	28p	11%

(1) Tangible net asset value per ordinary share is tangible equity divided by the number of ordinary shares.

- Total assets of £692.7 billion as at 31 December 2023 decreased by £27.4 billion, 4%, compared with 31 December 2022. This was primarily driven by decreases in cash and balances at central banks and derivative assets partially offset by an increase in other financial assets and loans to customers.
- Cash and balances at central banks decreased by £40.6 billion mainly due to net business segment funding outflows of £17.3 billion and a decrease of £19.5 billion mainly driven by the acquisition of non-cash liquid assets as part of on going liquidity management.
- Other financial assets increased by £20.2 billion mainly as a result of net bonds activity of £16.5 billion and an increase in Commercial & Institutional, £3.8 billion, mainly driven by an increase in held-to-collect securities purchased to support customer primary issuance.
- Derivative assets decreased by £20.6 billion, 21%, to £78.9 billion and liabilities decreased by £21.7 billion, 23%, to £72.4 billion. These movements were driven by a decrease in exchange rate and interest rate trading books mainly due to matured and buyouts trades exceeding new trades.
- Total loans to customers increased by £15.1 billion to £381.4 billion, primarily reflecting £7.6 billion growth mainly in the Retail Banking mortgage and credit cards business and a £6.5 billion increase in Treasury mainly due to higher reverse repos.
- Total loans to banks decreased by £0.2 billion, 3%, to £6.9 billion due to lower Commercial & Institutional nostro balances.
- Customer deposits decreased by £18.9 billion reflecting a reduction of £9.9 billion in Commercial & Institutional and £3.5 billion reduction in Private Banking, lower business current accounts, savings and non-interest bearing deposits, and a £6.0 billion reduction as a result of the withdrawal from the Republic of Ireland.
- Bank deposits increased by £1.7 billion mainly due to higher repo activity.
- Other financial liabilities, which includes customer deposits at fair value through profit and loss and debt securities in issue, increased by £6.0 billion, to £55.1 billion.
- Subordinated liabilities have decreased by £0.5 billion, 9%, to £5.7 billion due to redemptions partially offset by new issuances.
- Other liabilities decreased by £0.1 billion, 3%, to £5.2 billion mainly due to lower lease liabilities partially offset by higher financial guarantees.
- Owners' equity increased by £0.7 billion, 2%, to £37.2 billion, driven by higher profit for the year of £4.8 billion offset by dividends paid of £1.5 billion and shares repurchased in the year of £2.0 billion.

Segment performance

Segmental summary income statements

2023	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total NatWest Group £m
Continuing operations					
Net interest income	5,496	710	5,044	(201)	11,049
Non-interest income	435	280	2,377	611	3,703
Total income	5,931	990	7,421	410	14,752
Direct expenses	(815)	(255)	(1,510)	(5,061)	(7,641)
Indirect expenses	(1,896)	(421)	(2,357)	4,674	-
Other operating expenses	(2,711)	(676)	(3,867)	(387)	(7,641)
Litigation and conduct costs	(117)	(9)	(224)	(5)	(355)
Operating expenses	(2,828)	(685)	(4,091)	(392)	(7,996)
Operating profit before impairment losses	3,103	305	3,330	18	6,756
Impairment losses	(465)	(14)	(94)	(5)	(578)
Operating profit	2,638	291	3,236	13	6,178
Total income excluding notable items	5,931	990	7,420	(2)	14,339
Return on tangible equity (1)	na	na	na	na	17.8%
Return on equity (1,2)	23.8%	14.8%	15.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.7%	68.3%	52.1%	nm	51.8%
Customer deposits (£bn)	188.0	37.7	193.4	12.3	431.4
Average interest earning assets (£bn)	205.4	19.0	131.5	nm	362.9
Net interest margin (1)	2.68%	3.74%	3.84%	nm	3.04%
Third party asset rate (1)	3.23%	4.54%	6.15%	nm	nm
Third party customer funding rate (1)	(1.42%)	(2.17%)	(1.40%)	nm	nm

For the notes to this table, refer to the following page.
nm = not meaningful, na = not applicable.

Segment performance continued

Segmental summary income statements continued

2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total NatWest Group £m
Continuing operations					
Net interest income	5,224	777	4,171	(330)	9,842
Non-interest income	422	279	2,242	371	3,314
Total income	5,646	1,056	6,413	41	13,156
Direct expenses	(709)	(235)	(1,506)	(4,852)	(7,302)
Indirect expenses	(1,775)	(375)	(2,057)	4,207	-
Other operating expenses	(2,484)	(610)	(3,563)	(645)	(7,302)
Litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Operating expenses	(2,593)	(622)	(3,744)	(728)	(7,687)
Operating profit/(loss) before impairment losses/releases	3,053	434	2,669	(687)	5,469
Impairment (losses)/releases	(229)	2	(122)	12	(337)
Operating profit/(loss)	2,824	436	2,547	(675)	5,132
Total income excluding notable items	5,646	1,056	6,416	(57)	13,061
Return on tangible equity (1)	na	na	na	na	12.3%
Return on equity (1,2)	28.6%	24.5%	12.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.0%	57.8%	55.6%	nm	55.5%
Customer deposits (£bn)	188.4	41.2	203.3	17.4	450.3
Average interest earning assets (£bn)	190.8	19.1	126.1	nm	345.2
Net interest margin (1)	2.74%	4.07%	3.31%	nm	2.85%
Third party asset rate (1)	2.64%	3.01%	3.53%	nm	nm
Third party customer funding rate (1)	(0.20%)	(0.27%)	(0.21%)	nm	nm

nm = not meaningful, na = not applicable.

(1) Refer to the Non-IFRS financial measures section for details of the basis of preparation.
(2) NatWest Group's CET1 target is approximately 13-14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit or loss adjusted for preference share dividends and tax, is divided by average notional equity allocated at different rates of 13.5% for Retail Banking (2022 - 13%), 11.5% for Private Banking (2022 – 11%), and 14% for Commercial & Institutional (2022 – 14%) of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions. NatWest Group return on equity is calculated using profit attributable to ordinary shareholders. Refer to the Non-IFRS financial measures section for details of the basis of preparation.

.

Segment performance continued

Retail Banking

	2023	2022	Variance	
Income statement	£m	£m	£m	%
Net interest income	**5,496**	5,224	272	5.2%
Non-interest income	**435**	422	13	3.1%
Total income	**5,931**	5,646	285	5.0%
Other operating expenses	**(2,711)**	(2,484)	(227)	9.1%
Litigation and conduct costs	**(117)**	(109)	(8)	7.3%
Operating expenses	**(2,828)**	(2,593)	(235)	9.1%
Impairment losses	**(465)**	(229)	(236)	103.1%
Operating profit	**2,638**	2,824	(186)	(6.6)%

Performance ratios (1)	2023	2022	Variance
Return on equity	**23.8%**	28.6%	(4.8%)
Net interest margin	**2.68%**	2.74%	(0.06%)
Cost:income ratio (excl. litigation and conduct)	**45.7%**	44.0%	1.7%
Loan impairment rate	**22bps**	11bps	11bps

- During 2023, Retail Banking continued to pursue sustainable lending growth, increasing £7.6 billion, whilst taking a measured approach to risk. Retail Banking delivered operating profit of £2.6 billion and a return on equity of 23.8%, against a more challenging operating environment and inflationary cost impacts.
- Retail Banking provided £3.7 billion of climate and sustainable funding and financing in 2023 from lending on properties with an EPC rating of A or B.
- Total income was £285 million, or 5.0%, higher than 2022 reflecting higher lending growth and the impact of rate rises on deposit income, partly offset by mortgage margin dilution, higher treasury funding costs and the impact of the deposit balance mix shift from non-interest bearing current accounts to interest bearing term balances.
- Net interest margin was 6 basis points lower than 2022 largely reflecting the movements impacting total income, partly offset by the impact of pass-through management and hedges on deposit income as interest rates increased.
- Non-interest income of £435 million was £13 million, or 3.1%, higher than 2022 primarily due to increased spend-related fee income.
- Other operating expenses were £227 million, or 9.1%, higher than 2022 reflecting higher pay awards to support our colleagues with cost of living challenges, property lease termination losses, increased restructuring costs and continued investment in the business. This was partly offset by savings from a 6.3% reduction in headcount.
- An impairment charge of £465 million in 2023, £236 million higher than 2022, reflecting higher stage 3 inflows and increased good book charges driven by both lending growth and normalisation of risk parameters.

	2023	2022	Variance	
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)				
- personal advances	**8.1**	7.6	0.5	6.6%
- mortgages	**193.1**	187.2	5.9	3.2%
- cards	**5.9**	4.4	1.5	34.1%
Total loans to customers (amortised cost)	**207.1**	199.2	7.9	4.0%
Loan impairment provisions	**(1.9)**	(1.6)	(0.3)	18.8%
Net loans to customers (amortised cost)	**205.2**	197.6	7.6	3.8%
Total assets	**228.7**	226.4	2.3	1.0%
Customer deposits	**188.0**	188.4	(0.4)	(0.2%)
Risk-weighted assets	**61.6**	54.7	6.9	12.6%

(1) Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

- Net loans to customers increased by £7.6 billion, or 3.8%, in 2023 reflecting mortgage growth of £5.9 billion, with gross new mortgage lending of £29.8 billion, representing flow share of around 13%. Cards balances increased by £1.5 billion and personal advances increased by £0.5 billion in 2023 with continued strong customer demand.
- Customer deposits decreased by £0.4 billion in 2023 reflecting lower current accounts of £10.2 billion, partly offset by higher fixed term deposits driving savings growth of £9.8 billion. Term deposits now represents 11% of deposit balances.
- RWAs increased by £6.9 billion, or 12.6%, in 2023 driven by both lending growth in the period and IRB temporary model adjustments.

Segment performance continued

Private Banking

Income statement	2023 £m	2022 £m	Variance £m	Variance %
Net interest income	**710**	777	(67)	(8.6%)
Non-interest income	**280**	279	1	0.4%
Total income	**990**	1,056	(66)	(6.3%)
Other operating expenses	**(676)**	(610)	(66)	10.8%
Litigation and conduct costs	**(9)**	(12)	3	(25.0%)
Operating expenses	**(685)**	(622)	(63)	10.1%
Impairment (losses)/releases	**(14)**	2	(16)	nm
Operating profit	**291**	436	(145)	(33.3%)

Performance ratios (1)	2023	2022	Variance
Return on equity	**14.8%**	24.5%	(9.7%)
Net interest margin	**3.74%**	4.07%	(0.33%)
Cost:income ratio (excl. litigation and conduct)	**68.3%**	57.8%	10.5%
Loan impairment rate	**8bps**	(1bp)	9bps
AUM net flows (£bn)	**1.3**	2.0	(0.7)

Capital and balance sheet	2023 £bn	2022 £bn	Variance £bn	Variance %
Loans to customers (amortised cost)				
- personal	**1.8**	2.2	(0.4)	(18.2%)
- mortgages	**12.3**	12.7	(0.4)	(3.1%)
- other	**4.5**	4.4	0.1	2.3%
Total loans to customers (amortised cost)	**18.6**	19.3	(0.7)	(3.6%)
Loan impairment provisions	**(0.1)**	(0.1)	-	-
Net loans to customers (amortised cost)	**18.5**	19.2	(0.7)	(3.6%)
Total assets	**26.9**	29.9	(3.0)	(10.0%)
Assets under management (AUMs) (1)	**31.7**	28.3	3.4	12.0%
Assets under administration (AUAs) (1)	**9.1**	5.1	4.0	78.4%
Assets under management and administration (AUMA) (1)	**40.8**	33.4	7.4	22.2%
Customer deposits	**37.7**	41.2	(3.5)	(8.5%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	**49%**	47%	2%	4.3%
Risk-weighted assets	**11.2**	11.2	-	-

(1) Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

- During 2023, Private Banking continued to support customers to meet their financial goals and manage their wealth responsibly, delivering a return on equity of 14.8% which reflected the impact of a more challenging operating environment. AUMA was 22.2% higher at £40.8 billion and is now greater than customer deposits of £37.7 billion which fell as a result of competitive pressure and a change in customer behaviour.
- Private Banking provided £0.2 billion of climate and sustainable funding and financing in 2023, principally in relation to mortgages on residential properties with EPC A or B certificates.
- Total income was £66 million, or 6.3%, lower than 2022 reflecting lower deposit balances with mix shifting from non-interest bearing to interest bearing balances, as customers migrated to savings products offering higher returns, combined with reduced lending volumes and mortgage margin dilution.
- Net interest margin was 33 basis points lower than 2022 reflecting lower deposit balances with mix shift from non-interest bearing to interest bearing balances and an increase in pass-through of interest rate increases to customers, partly offset by the impact of rate rises on deposit income.
- Non-interest income of £280 million was broadly flat compared to 2022 primarily driven by higher payment services fees offset by reduced investment management income due to product re-pricing.
- Other operating expenses were £66 million, or 10.8%, higher than 2022 reflecting an increase in pay awards to support our colleagues with cost of living challenges, an additional VAT charge, property revaluation costs and strategic spend to increase operational efficiency.
- The impairment charge of £14 million in 2023, compared with a £2 million release in 2022, largely reflects non-recurrence of good book releases in 2022 whilst overall impairments remain at low levels.
- A net impairment charge of £5 million in Q4 2023 largely reflects good book charges whilst stage 3 defaults remain at low levels.
- Net loans to customers decreased by £0.7 billion, or 3.6%, in 2023 as higher levels of customer repayments more than offset gross new lending.
- Customer deposits decreased by £3.5 billion, or 8.5%, in 2023 reflecting an increase in competition and higher tax outflows in Q1 2023. Changes in customer behaviour drove a shift in mix of deposits with a decrease in instant access savings and current accounts, and a switch to term and notice accounts which now represent 30% of deposit balances.
- AUMA increased by £7.4 billion to £40.8 billion, reflecting net inflows of £1.3 billion for AUM and £0.4 billion AUA: strong market performance of £3.4 billion and £2.3 billion Cushon balances following the acquisition in June 2023.

Segment performance continued

Commercial & Institutional

Income statement	2023 £m	2022 £m	Variance £m	Variance %
Net interest income	**5,044**	4,171	873	20.9%
Non-interest income	**2,377**	2,242	135	6.0%
Total income	**7,421**	6,413	1,008	15.7%
Other operating expenses	**(3,867)**	(3,563)	(304)	8.5%
Litigation and conduct costs	**(224)**	(181)	(43)	23.8%
Operating expenses	**(4,091)**	(3,744)	(347)	9.3%
Impairment losses	**(94)**	(122)	28	(23.0%)
Operating profit	**3,236**	2,547	689	27.1%

Performance ratios (1)	2023	2022	Variance
Return on equity	**15.4%**	12.2%	3.2%
Net interest margin	**3.84%**	3.31%	0.53%
Cost:income ratio (excl. litigation and conduct)	**52.1%**	55.6%	(3.5%)
Loan impairment rate	**7bps**	9bps	(2bps)

Capital and balance sheet	2023 £bn	2022 £bn	Variance £bn	Variance %
Loans to customers (amortised cost)				
- Business Banking	**4.5**	6.1	(1.6)	(26.2%)
- Commercial Mid-market	**71.5**	71.7	(0.2)	(0.3%)
- Corporate & Institutions	**57.4**	53.7	3.7	6.9%
Total loans to customers (amortised cost)	**133.4**	131.5	1.9	1.4%
Loan impairment provisions	**(1.5)**	(1.6)	0.1	(6.3%)
Net loans to customers (amortised cost)	**131.9**	129.9	2.0	1.5%
Total assets	**385.0**	404.8	(19.8)	(4.9%)
Funded assets	**306.9**	306.3	0.6	0.2%
Customer deposits	**193.4**	203.3	(9.9)	(4.9%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	**68%**	64%	4%	6.3%
Risk-weighted assets	**107.4**	103.2	4.2	4.1%

(1) Refer to the Non-IFRS financial measures section for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

- During 2023, Commercial & Institutional continued to support customers with an increase in lending of 1.5% and delivered a strong performance with growth in revenues and operating profit supporting a return on equity of 15.4%, an increase from 12.2% in 2022.
- Commercial & Institutional provided £25.4 billion of climate and sustainable funding and financing in 2023 to support customers investing in the transition to net zero.
- Total income was £1,008 million, or 15.7%, higher than 2022 primarily reflecting higher deposit returns supported by interest rate rises, growth in lending and higher markets income partly offset by higher funding costs.
- Net interest margin was 53 basis points higher than 2022 reflecting higher deposit returns partly offset by higher funding costs.
- Non-interest income was £135 million, or 6.0%, higher than 2022 principally driven by higher lending and financing fees in relation to volume growth, increased credit and debit card fees reflecting higher volumes and margins, higher payment services fees and fixed income performance.
- Other operating expenses were £304 million, or 8.5%, higher than 2022 reflecting higher pay awards to support our colleagues with cost of living challenges and continued investment in the business.
- An impairment charge of £94 million in 2023, £28 million lower than 2022, reflecting good book releases and lower stage 3 charges.
- Net loans to customers increased by £2.0 billion, or 1.5%, in 2023 reflecting an increase of £4.7 billion from growth in private financing activity, an increase in term loan facilities including an increase in revolving credit utilisations within Corporate & Institutions, and asset finance growth within Commercial Mid-market, partly offset by £2.7 billion of UK Government scheme repayments.
- Customer deposits decreased by £9.9 billion, or 4.9%, in 2023 primarily due to overall market liquidity contraction, particularly in Commercial Mid-market. We have seen strong growth in term deposits balances in 2023 which now represent 19% of deposit balances. Across the year we continued to see a reduction in non-interest bearing balances which now represent 36% of deposit balances.
- RWAs increased by £4.2 billion, or 4.1%, in 2023 primarily reflecting lending facility growth, partly offset by capital optimisation activity and foreign exchange benefits.

Segment performance continued

Central items & other

Income statement - continuing operations	2023 £m	2022 £m	Variance £m	Variance %
Total income	**410**	41	369	900.0%
Operating expenses (1)	**(392)**	(728)	336	(46.2%)
of which: Other operating expenses	**(387)**	(645)	258	(40.0%)
of which: Ulster Bank RoI direct expenses	**(275)**	(433)	158	(36.5%)
Impairment (losses)/releases	**(5)**	12	(17)	(141.7%)
Operating profit/(loss)	**13**	(675)	688	nm
of which: Ulster Bank RoI	**(473)**	(723)	250	(34.6%)

Capital and balance sheet	2023 £bn	2022 £bn	Variance £bn	Variance %
Net loans to customers (amortised cost) (2)	**25.8**	19.6	6.2	31.6%
Customer deposits	**12.3**	17.4	(5.1)	(29.3%)
RWAs	**2.8**	7.0	(4.2)	(60.0%)

- Total income was £369 million higher than 2022 primarily reflecting notable items including foreign exchange recycling gains of £484 million, lower losses on redemption of own debt, business growth fund gains and lower losses on liquidity asset bond sales, partially offset by lower gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships and losses associated with property lease terminations.
- Other operating expenses were £258 million, or 40.0%, lower than 2022 principally reflecting the reduction in cost due to our withdrawal of operations from the Republic of Ireland.
- Net loans to customers increased by £6.2 billion, to £25.8 billion, over the year mainly due to reverse repo activity in Treasury.
- Customer deposits decreased by £5.1 billion 2023 primarily reflecting our withdrawal of our operations from the Republic of Ireland. Ulster Bank RoI customer deposit balances were £0.2 billion as at Q4 2023.

(1) Includes withdrawal-related direct program costs of £91 million for the year ended 31 December 2023 (31 December 2022 – £195 million).

(2) Excludes £0.3 billion of loans to customers held at fair value through profit or loss (31 December 2022 – £0.5 billion).

Summary financial statements

Summary consolidated income statement

For the year ended 31 December 2023

	2023 £m	2022 £m	2021 £m
Net interest income	**11,049**	9,842	7,535
Non-interest income	**3,703**	3,314	2,894
Total income	**14,752**	13,156	10,429
Operating expenses	**(7,996)**	(7,687)	(7,758)
Profit before impairment losses	**6,756**	5,469	2,671
Impairment losses	**(578)**	(337)	1,173
Operating profit before tax	**6,178**	5,132	3,844
Tax charge	**(1,434)**	(1,275)	(996)
Profit from continuing operations	**4,744**	3,857	2,848
(Loss)/profit from discontinued operations, net of tax	**(112)**	(262)	464
Profit for the year	**4,632**	3,595	3,312
Attributable to:			
Ordinary shareholders	**4,394**	3,340	2,950
Preference shareholders	**-**	-	19
Paid-in equity holders	**242**	249	299
Non-controlling interests	**(4)**	6	44
	4,632	3,595	3,312

Summary consolidated balance sheet

As at 31 December 2023

	2023 £m	2022 £m	2021 £m
Cash and balances at central banks	**104,262**	144,832	177,757
Trading assets	**45,551**	45,577	59,158
Derivatives	**78,904**	99,545	106,139
Settlement balances	**7,231**	2,572	2,141
Loans to banks and customers - amortised cost	**388,347**	373,479	366,672
Other financial assets	**51,102**	30,895	46,145
Other and intangible assets	**16,374**	16,292	14,965
Assets of disposal groups	**902**	6,861	9,015
Total assets	**692,673**	720,053	781,992
Deposits	**453,567**	470,759	506,089
Trading liabilities	**53,636**	52,808	64,598
Settlement balances, derivatives, other financial liabilities and subordinated liabilities	**139,843**	151,426	160,658
Other liabilities	**5,202**	5,346	5,797
Owners' equity	**37,157**	36,488	41,796
Notes in circulation	**3,237**	3,218	3,047
Non-controlling interests	**31**	8	7
Total liabilities and equity	**692,673**	720,053	781,992

NatWest Group’s financial statements are prepared in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).



Serving our customers every day

Governance

Corporate governance

Our Board



Howard Davies
Chairman

Date of appointment:
14 July 2015 (Board), 1 September 2015 (Chairman)

Committee memberships:


Contribution to the Board:
Howard brings substantial financial services knowledge and experience to the Board, together with a deep understanding of global economic, environmental and social issues. With extensive board level experience, Howard draws on his prior regulatory and supervisory expertise to contribute both strategic and practical insights to Board discussions and debate. Howard is also a highly adept Chairman with valuable leadership and stakeholder management skills.

Relevant experience:
Howard has held several regulatory roles during his career including Chairman of the UK Financial Services Authority and Deputy Governor of the Bank of England. Howard was Director of the London School of Economics and Political Science and is also Professor of Practice at the Paris Institute of Political Studies (Sciences Po).

Howard has also previously served as a non-executive director of Morgan Stanley and Prudential plc, as Chairman of Phoenix plc and as Chair of the UK Airports Commission.

Current external appointments:
- Chairman of Inigo Limited
- Member of the Regulatory and Compliance Advisory Board of Millennium Management LLC
- Chair of the International Advisory Council of the China Securities Regulatory Commission
- Member of the International Advisory Council of the National Administration of Financial Regulation (formerly the China Banking and Insurance Regulatory Commission)



Paul Thwaite
Group Chief Executive Officer

Date of appointment:
25 July 2023

Committee memberships:
N/A

Contribution to the Board:
An experienced leader of NatWest Group's Commercial & Institutional segment and Payments business, Paul was appointed NatWest Group CEO for an initial 12-month period in July 2023 and then permanently with effect from 16 February 2024. He brings a customer focus to the Board, as well as expertise in balance sheet management, transformation and risk and controls.

Paul was central to the formulation and execution of NatWest Group's strategy reviews in both 2014 and 2019, giving him a strong, enterprise-wide view. He has led the development and delivery of industry-leading initiatives on climate and support for SMEs, including the coordination of NatWest Group's business support during the COVID pandemic.

In addition, Paul has played an active role in NatWest Group's diversity, equality and inclusion agenda, sponsoring and progressing a number of targeted programmes including NatWest Group's Junior Management Team and Multicultural Network.

Relevant experience:
Paul has a track record of success in senior global roles within Wholesale, Corporate, International, Risk and Retail Banking, based across the UK, Europe and US. Most recently he was Chief Executive Officer of NatWest Group's Commercial & Institutional segment between July 2022 and July 2023, having previously led NatWest Group's Commercial Banking division as CEO since November 2019. As part of his most recent role, Paul also led NatWest Group's Payments business.

Current external appointments:
- Non-executive director of Pollinate Networks Limited



Katie Murray
Group Chief Financial Officer

Date of appointment:
1 January 2019

Committee memberships:
N/A

Contribution to the Board:
Katie is a Chartered Accountant with over 30 years' experience in finance and accounting gained through several roles across the financial services industry. Katie's deep knowledge and experience in specialist areas including capital management, investor relations and financial planning mean she is well placed to provide valuable input and expertise during Board discussions.

Relevant experience:
Katie joined NatWest Group as Director of Finance in 2015 and was appointed as Deputy Chief Financial Officer in March 2017. She was appointed as Group Chief Financial Officer in January 2019.

Katie was previously the Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg (2011-2015), having held various roles across Old Mutual from 2002. Prior to this Katie worked at KPMG for 13 years. She is a member of the Institute of Chartered Accountants of Scotland.

Current external appointments:
- Non-executive director of Phoenix Group Holdings plc

Board Committees
- A — Group Audit Committee (GAC)
- N — Group Nominations & Governance Committee (N&G)
- Re — Group Performance & Remuneration Committee (RemCo)
- Ri — Group Board Risk Committee (BRC)
- S — Group Sustainable Banking Committee (SBC)

Underline denotes Committee Chair

Corporate governance continued



Mark Seligman
Senior Independent Director

Date of appointment:
1 April 2017 (Board), 1 January 2018
(Senior Independent Director)

Committee memberships:

  Re



Contribution to the Board:
Mark, a former senior investment banker, brings comprehensive financial services knowledge and substantial FTSE 100 board experience to the Board. A former boardroom adviser, Mark contributes significant banking and corporate transformation expertise in particular, alongside a range of customer and wider stakeholder engagement skills.

Relevant experience:
Mark has held various senior roles at Credit Suisse/BZW during his executive career, including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB.

Mark has served as a non-executive director on company boards across a range of industry sectors, including BG Group plc, as Senior Independent Director of Kingfisher plc, and as Deputy Chairman of G4S plc. He has significant experience of chairing committees and as a Senior Independent Director.

Current external appointments:
- Non-executive director of Smiths Group plc
- Non-executive director and trustee of The Brooklands Museum



Frank Dangeard
Independent non-executive director

Date of appointment:
16 May 2016

Committee memberships:



Contribution to the Board:
Frank is a former investment banker and technology company CEO with substantial global board expertise. This broad background enables Frank to make a valuable contribution to Board discussions, particularly in relation to technology, digital and innovation matters. Frank's experience also encompasses key areas including customer experience, stakeholder engagement, ESG and risk. In April 2018, Frank assumed the role of Chairman of NatWest Markets Plc, which enables him to bring a unique perspective to Board debate.

Relevant experience:
During his executive career, Frank held various roles at Thomson S.A., including Chairman and Chief Executive Officer, and was Deputy Chief Executive Officer of France Telecom. Prior to that he was Chairman of SG Warburg France and Managing Director of SG Warburg.

Frank has also held a number of non-executive roles at Crédit Agricole CIB, EDF, Home Credit, Orange, Sonaecom SGPS and Arqiva Group Limited. He was also Deputy Chairman and acting Chairman of Telenor ASA, an international media communications group.

Current external appointments:
- Chairman of Gen Digital Inc.
- Non-executive director of IHS Holding Limited
- Chairman of the Advisory Board of STJ Advisors



Roisin Donnelly
Independent non-executive director

Date of appointment:
1 October 2022

Committee memberships:



Contribution to the Board:
Roisin brings extensive customer, marketing and branding experience to the Board, gained during her long executive career at Procter & Gamble. She has a strong background in digital transformation and data and significant knowledge and experience of developing ESG strategies at board level. Roisin also brings practical board and committee experience to the role, having served on a number of listed company boards.

In April 2023, Roisin was appointed as NatWest Group's Consumer Duty Board Champion. She is also the Chair of the NatWest Group Colleague Advisory Panel, which provides a valuable link to colleague and customer issues.

Relevant experience:
Roisin spent over 30 years leading marketing and brand building at Procter & Gamble in different UK and international roles. Most recently Roisin served as Chief Marketing Officer for Procter & Gamble Northern Europe (2014-2016) and prior to that served as Chief Marketing Officer for Procter & Gamble UK and Ireland (2002-2014).

Roisin's previous non-executive directorships include HomeServe plc, Just Eat plc, Holland and Barrett Limited, and Bourne Leisure Limited.

Roisin is an Honorary Fellow of the Marketing Society.

Current external appointments:
- Non-executive director of Premier Foods plc
- Non-executive director of The Sage Group plc
- Member of the Digital Advisory Board, Coca-Cola Europacific Partners plc
- Non-executive Advisor, Internet Advertising Bureau

Corporate governance continued



Patrick Flynn
Independent non-executive director

Date of appointment:
1 June 2018

Committee memberships:




A
N
Ri

Contribution to the Board:
Patrick contributes significant retail and commercial banking experience to the Board, together with a background in complex organisational restructuring and technology transformation. This experience enables Patrick to provide insightful contributions to Board discussions on complex matters, alongside his significant financial knowledge and expertise.

Relevant experience:
Patrick was the Chief Financial Officer and a member of the Executive Board of ING Group for over eight years to May 2017. Prior to that, he worked for HSBC for 20 years. Patrick is a Fellow of Chartered Accountants Ireland.

Current external appointments:
- Non-executive director and Senior Independent Director of Aviva plc



Rick Haythornthwaite
Independent non-executive director and Chair Designate

Date of appointment:
8 January 2024

Committee memberships:


N

Contribution to the Board:
Rick is a highly experienced Chair who combines a successful commercial career with a deep knowledge of financial services markets and technology, as well as a strong track record of delivery at significant customer-facing organisations. Rick's Chair experience extends across industry sectors, including Embedded Finance, a fintech company; QiO Technologies Limited, the industrial AI company that Rick co-founded; and Xynteo, a Norway-based sustainability consultancy.

Relevant experience:
Rick served as Chair of Mastercard Inc. during its transformation from a credit card company to a global technology company and an increase in its market value from $5 billion to over $350 billion. He also chaired Arc International Holdings, Centrica plc and Network Rail Limited, and was a partner at Star Capital. Rick's past non-executive directorships include Globant S.A., Cookson plc, Lafarge S.A., Land Securities plc and ICI plc. Rick also led the Haythornthwaite Review of UK Armed Forces Incentivisation.

Rick has been responsible for several high-profile business transformations and rescues, including Invensys, then one of the world's leading industrial controls companies, as CEO.

Current external appointments:
- Chair of Ocado Group plc
- Chairman of AA Limited
- Chairman of Embedded Finance Limited[1]
- Senior advisory partner at Moelis & Co

(1) advisory role

Prior to becoming NatWest Group Chair, Rick will step down as Chairman of AA Limited (remaining as a non-executive director) and as advisory Chairman of Embedded Finance Limited.



Yasmin Jetha
Independent non-executive director

Date of appointment:
1 April 2020

Committee memberships:


S

Contribution to the Board:
Yasmin brings a wealth of retail banking and customer experience to the Board, as well as valuable technology and innovation insights, and a strong background in general management. Yasmin adds strength and depth to the Board in these important areas, supporting challenge and debate and effective decision-making.

On 1 April 2020 Yasmin re-joined the Board of NatWest Group plc, having first been appointed in June 2017. Yasmin stepped down in April 2018 in order to serve solely as a director of our key ring-fenced entities, and, like the majority of our directors, she continues to serve on these boards in addition to the Board of NatWest Group plc.

Relevant experience:
During her executive career, Yasmin held Chief Information Officer roles at Bupa and the Financial Times, where she later became the Chief Operating Officer. Prior to that Yasmin held a number of senior roles at Abbey National PLC, in a career spanning nearly 20 years, where latterly she served as an executive director on the board.

Yasmin has also held a number of non-commercial roles including Vice Chair of the Board of Governors at the University of Bedfordshire (2008 to 2011) and Vice Chair of the National Committee of the Aga Khan Foundation (UK) Ltd, a non-denominational charity that works with communities in Africa, Asia and the Middle East.

Current external appointments:
- Non-executive director of Guardian Media Group plc
- Non-executive director of Nation Media Group Limited

Corporate governance continued



Stuart Lewis
Independent non-executive director

Date of appointment:
1 April 2023

Committee memberships:
  

Contribution to the Board:
Stuart brings extensive risk management, financial services and regulatory experience to the Board gained during his executive career, predominantly at Deutsche Bank. He also brings practical board-level experience, having served on a number of boards and committees in both executive and non-executive capacities. Stuart's strengths in risk and financial services complement and enhance the overall knowledge and experience of the Board, particularly in support of growth opportunities and continued organisational transformation.

Relevant experience:
Stuart served 10 years on the Management Board of Deutsche Bank as Chief Risk Officer, retiring in May 2022. He joined Deutsche Bank in 1996, where he held a variety of senior roles, including Deputy Chief Risk Officer, Global Chief Credit Officer and Chief Credit Officer for Asia Pacific. He was previously Head of European Credit Risk Management at Credit Suisse Financial Products.

Stuart served as a non-executive director of the London Stock Exchange Group plc (2013-2016) and in 2013 was elected to the Global Association of Risk Professionals Board of Trustees. He was also a Member of the Foundation Board of the International Financial Risk Institute (2010-2022) and served as Chair (2016-2018).

Current external appointments:
– Member of the Board of Trustees of the Global Association of Risk Professionals
– Member of the Advisory Committee of the International Association of Credit Portfolio Managers
– Visiting Professor in Practice in the Finance Department, London School of Economics



Lena Wilson CBE
Independent non-executive director

Date of appointment:
1 January 2018

Committee memberships:
   

Contribution to the Board:
Lena contributes significant knowledge and experience to the Board drawn from a broad executive and non-executive career. She has extensive transformation and development skills, with experience in enterprise, internationalisation, stakeholder management, ESG and general management.

As a former Chair of the NatWest Group Colleague Advisory Panel, Lena provides valuable insights into customer and people issues in particular.

Relevant experience:
Lena has a portfolio of Chair roles in the listed, private equity and professional services sectors. She has been a FTSE 100 non-executive director for over 10 years and previously served on the boards of Scottish Power Renewables Limited and Intertek Group plc. Lena was Chief Executive of Scottish Enterprise (2009-2017) and prior to that was Senior Investment Advisor to The World Bank in Washington DC.

Lena was a member of Scotland's Financial Services Advisory Board and Chair of Scotland's Energy Jobs Taskforce. In June 2015 she received a CBE for services to economic development in Scotland.

Current external appointments:
– Chair of Picton Property Income Limited
– Visiting Professor, University of Strathclyde Business School
– Member of the European Advisory Board of Workday Inc.



Jan Cargill
Chief Governance Officer and Company Secretary

Date of appointment:
5 August 2019

Contribution to the Board:
Jan works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its Committees. She is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors' professional development.

Relevant experience:
Jan is a chartered company secretary with over 20 years' corporate governance experience. She was appointed Chief Governance Officer and Company Secretary in 2019, and prior to that held various roles in the legal and secretariat functions, including Head of Board and Shareholder Services.

Jan has a law degree and is a Fellow of the Chartered Banker Institute. She is also an Associate of The Chartered Governance Institute and has an INSEAD Certificate in Corporate Governance.

Former directors:
Mike Rogers stood down as a director on 25 April 2023.

Alison Rose stood down as a director on 25 July 2023.

Morten Friis stood down as a director on 31 July 2023.

Corporate governance continued



Chairman's introduction

Letter from Howard Davies,

Chairman of the Board

Dear Shareholder,

Welcome to the 2023 Corporate governance report.

It has been a challenging year for the Board with a number of changes to directors and committee structure and composition.

The most significant change was the departure of Alison Rose as Group CEO in July 2023. The Board, supported by the Group Nominations and Governance Committee, had considered Group CEO succession plans in February 2023. We were therefore ready to move quickly when she left. Paul Thwaite was appointed as Group CEO in July 2023 for an initial period of 12 months. We are grateful to Paul for stepping up at short notice, and to Katie Murray for her continued support as Group CFO. Following a robust recruitment process the Board appointed Paul as Group CEO on a permanent basis with effect from 16 February 2024. Further information on this process is available on page 109.

Other changes to Board membership during the year were Mike Rogers and Morten Friis stepping down as directors on 25 April and 31 July 2023 respectively. I would like to record our thanks to Mike and Morten for their significant contributions to the Board during their tenures.

Stuart Lewis was appointed as a director on 1 April 2023, succeeding Morten Friis as the Chair of the Group Board Risk Committee on 1 August 2023.

In September we announced the appointment of Rick Haythornthwaite as the next Chair of NatWest Group. You can read more about the process undertaken by the Group Nominations and Governance Committee to recruit Rick on page 108. The Board's role in the process is also described in our section 172 statement on page 24.

I also want to take the opportunity to thank Graham Beale who stepped down from the NWH Sub Group Boards, and his role as NWH Sub Group Senior Independent Director, on 31 August 2023. We welcomed Mark Rennison to the NWH Sub Group Boards on 1 September 2023 and Ian Cormack is now the NWH Sub Group Senior Independent Director.

During the year the Technology and Innovation Committee was retired, and the remit of the Group Sustainable Banking Committee (SBC) was expanded to include technology, data and innovation matters. Yasmin Jetha became Chair of SBC, succeeding Mike Rogers.

I am also delighted that Geeta Gopalan will join the Board as an independent non-executive director on 1 July 2024.

Given the significant changes in the leadership of NatWest Group, across 2023 and into the first part of 2024, the Board agreed that the 2023 annual evaluation of Board and committee effectiveness will be deferred until 2024 and undertaken by an external facilitator.

The Board maintained its close oversight of the business of NatWest Group through the year. Regular reports included spotlights on cost of living challenges and how the bank has been supporting colleagues and customers. Data on the impact of changes in the macro-economic environment on customer behaviour was considered regularly. The Board also oversaw the preparation for and implementation of the Consumer Duty requirements, which became effective on 31 July 2023.

The Board held a two-day strategy session in June 2023 which was focused on the impact of technological advances on the financial services sector.

Following the announcement that the UK Government will explore a potential retail share sale in 2024 as part of its plans to reduce its shareholding in NatWest Group plc, a Board Oversight Committee was established. This Committee is responsible for considering all matters and taking any necessary decisions in connection with a retail share offering.

Details of the Board's principal areas of focus and operations during 2023 are set out on pages 95 and 97 respectively.

I would like to thank my fellow Board members for their contribution, commitment and dedication during 2023 and also throughout my time as Chairman. I will hand over my chairing responsibilities to Rick Haythornthwaite on 15 April 2024.

Howard Davies
Chairman of the Board

15 February 2024

Corporate governance continued

Governance at a glance

Key activities in 2023

Chair appointment
We announced the appointment of Rick Haythornthwaite to succeed Howard Davies as Chair, following a rigorous search process.

Read more on page 108.

Consumer Duty
Roisin Donnelly became our Consumer Duty Board Champion, and the Board reviewed Consumer Duty implementation across the bank.

Read more on page 24.

Change in Group CEO
When Alison Rose agreed by mutual consent with the Board to step down as Group CEO, we implemented agreed contingency plans to appoint Paul Thwaite as Group CEO for an initial period of 12 months.

Read more on page 104.

Risk management
The Group Board Risk Committee reviewed, and the Board approved, NatWest Group's Enterprise-Wide Risk Management Framework (EWRMF) and the annual refresh of risk appetite.

Read more on page 117.

Streamlining Board committees
The remit of the Group Sustainable Banking Committee was expanded to include technology, data and innovation matters, and the Technology and Innovation Committee was retired as a standalone Board committee.

Read more on page 122.

Board diversity
We maintained our focus on Board diversity, with reference to our Boardroom inclusion policy, as a number of changes were made to Board and committee composition.

Read more on page 107.

Board Oversight Committees
We set up two Board Oversight Committees (BOCs) to support Board review and oversight of key areas of focus for the bank – the Customer Exit BOC and the Retail Share Offering BOC.

Read more on page 92.

Supporting directors' professional development
We provided dedicated induction programmes for new directors and supported existing directors' transitions into new committee roles, alongside a bespoke training programme for all directors.

Read more on page 98.

Board changes during 2023

1 April
Stuart Lewis joined the Board as an independent non-executive director and joined GAC and BRC. Roisin Donnelly joined SBC.

25 April
Mike Rogers stepped down as a non-executive director and SBC Chair.

26 April
Yasmin Jetha succeeded Mike Rogers as SBC Chair.

25 July
Alison Rose agreed by mutual consent with the Board to step down as Group CEO and Paul Thwaite was appointed as Group CEO for an initial period of 12 months.

31 July
Morten Friis stepped down as a non-executive director and BRC Chair.

1 August
Stuart Lewis succeeded Morten Friis as BRC Chair and joined N&G.

Board changes during 2024

8 January
Rick Haythornthwaite joined as an independent non-executive director and Chair Designate.

16 February
Paul Thwaite becomes permanent Group CEO

15 April
Rick Haythornthwaite will succeed Howard Davies as Chair of NatWest Group plc, and Howard will step down from the Board.

1 July
Geeta Gopalan will join the Board as an independent non-executive director.

Corporate governance continued

Board composition dashboard as at 31 December 2023[1]


Sex
40%
60%
Male
Female
Ethnicity
1
9
White
Minority ethnic
Age range
2
3
5
45-55
56-65
66-75
Tenure
Chairman and non-executive directors
2
2
4
0-3 years
3-6 years
6-9 years
Full Board average tenure: 4.2 years
Independence
1
2
7
Chairman
Executive directors
Independent non-executive directors

Board skills and experience

The Board is structured to ensure that the directors provide an appropriate combination of skills, experience and knowledge as well as independence.

The bar chart opposite is an extract from our Board skills matrix, which is reviewed by the Group Nominations and Governance Committee and approved by the Board annually.

The matrix reflects directors' self-assessment of the skills and experience they bring to Board discussions, in line with pre-determined criteria aligned to current and future strategic priorities.


Skills and experience
Broad Financial Services
Risk Management
Transformation
Government / Regulatory / Public Sector
ESG (incl. climate and nature-related issues)
Customer Experience
Financial Markets / Investment Banking
Digital and Innovation
Retail / Commercial / Private Banking
Technology (infrastructure, cyber)
Prior CEO experience
CFO / Accountant
0
1
2
3
4
5
6
7
8
9
10

Boardroom inclusion policy

Our boardroom inclusion policy aims to promote diversity and inclusion in our Board and Board Committee composition, and in the nominations and appointments process.

Our disclosures under UK Listing Rule 9.8.6(9) and (10) (Board and executive management diversity) can be found on page 107.

(1) As at 31 December 2023 there were 10 directors on the Board.

Corporate governance continued

UK Corporate Governance Code 2018

All directors are committed to observing high standards of corporate governance, integrity and professionalism. Throughout 2023, NatWest Group plc applied the Principles and complied with the Provisions of the 2018 UK Corporate Governance Code (the Code) with the following exceptions, as described in full in our Statement of compliance on page 162:

Provision 17 – that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the Board and senior management positions, and oversee the development of a diverse pipeline for succession. The Board considers these are matters that should be reserved for the Board.

Provision 21 – that an annual evaluation of the performance of the Board and its committees should be undertaken. The Board agreed to defer the 2023 evaluation until 2024 for the reasons set out on page 104. The Board confirms there will be an evaluation in 2024, which will be externally facilitated.

Provision 33 – that the Group Performance and Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The Board considers these are matters that should be reserved for the Board.

In addition, the Board has delegated two particular aspects of the Code's provisions to Board committees, with regular updates provided to the Board as appropriate:

- The Group Audit Committee has delegated responsibility for reviewing and monitoring NatWest Group's whistleblowing process.
- The Group Sustainable Banking Committee has delegated responsibility for reviewing key workforce policies and practices (not related to pay) to ensure they are consistent with NatWest Group's values and support long-term sustainable success.

The Listing Rules require companies to make a statement of how they have applied the Principles, in a manner that would enable shareholders to evaluate how the Principles have been applied. The table below includes signposts to key content in this report which describes how we have applied the Principles and complied with the Provisions of the Code during 2023, organised under the Code's five main section headings.

Board leadership and company purpose

- Our strategic framework (page 9)
- How We Create Value (pages 10 to 12)
- Principal areas of Board focus (page 95)
- Board oversight of our strategic framework (page 99)
- How the Board oversees and monitors culture (page 100)
- How the Board engaged with stakeholders, including our multi-channel colleague listening approach (pages 101 to 102)

Division of responsibilities

- Our governance framework (role and responsibilities of the Board and Board committees) (page 92)
- Division of responsibilities (page 93)
- Subsidiary governance and ring-fencing (page 94)
- Board and committee membership and attendance (page 97)
- External appointments and time commitment (page 103)

Composition, succession and evaluation

- Directors' biographies and committee memberships (pages 84 to 87)
- Board and Board committee composition (page 104) and changes in 2023 and 2024 (page 89)
- Board skills matrix (page 90)
- Board composition dashboard as at 31 December 2023 (sex, ethnicity, age, tenure, independence) (page 90)
- Our Boardroom inclusion policy (page 106)
- Board and executive succession planning (page 104)
- Deferral of the 2023 Board and committee evaluation (page 104)
- Group Nominations and Governance Committee report (page 105)
- UK Listing Rules Board and executive management diversity disclosures (page 107)
- Chair search process (page 108)

Audit, risk and internal controls

Information on how the company has applied the Principles and complied with the Provisions set out in this section of the Code can be found throughout the Annual Report and Accounts. The following sections are of particular relevance:

- Group Audit Committee report (page 110)
- Viability statement (page 66)
- Compliance report (page 162)
- Group Board Risk Committee report (page 115)

The Board regularly assesses the company's emerging and principal risks in a variety of ways including through review of the risk management report and dedicated training.

Details of the company's principal risks, procedures in place to identify Top and Emerging Threats, and how these are managed or mitigated, can be found on pages 60 to 65 (Risk overview) and pages 170 to 282 (Risk and Capital Management).

Remuneration

- Directors' remuneration report (page 127) (Group Performance and Remuneration Committee activity and decisions during 2023; remuneration policy for executive directors; wider workforce remuneration)

Corporate governance continued

Our governance framework

NatWest Group plc Board

- Is collectively responsible for promoting the long-term success of the company, driving shareholder value and Natwest Group's contribution to wider society.
- Establishes NatWest Group's strategy and leads the development of its culture.
- Provides leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed.
- Sets the strategic aims of the company and its subsidiaries, ensures that the necessary resources are in place for NatWest Group to meet its objectives.
- Is responsible for the allocation and raising of capital, and reviews business and financial performance.
- Ensures that the company's obligations to its shareholders and other key stakeholders are understood and met.

To assist in providing effective oversight and leadership, the Board has established the following principal committees:

Group Audit Committee (GAC)

- Assists the Board in discharging its responsibilities in relation to the disclosure of NatWest Group's financial affairs.
- Reviews accounting and financial reporting and regulatory compliance and NatWest Group's system of internal controls.
- Monitors the processes for internal audit, risk management, external audit and whistleblowing.

Committee report on page 110.

Group Board Risk Committee (BRC)

- Provides oversight and advice to the Board in relation to current and potential future risk exposures of NatWest Group, future risk strategy, risk appetite and tolerance.
- Promotes a risk awareness culture within NatWest Group.

Committee report on page 115.

Group Nominations and Governance Committee (N&G)

- Assists the Board in the formal selection and appointment of directors.
- Reviews the structure, size and composition of the Board, and approves appointments to the boards of NatWest Group's principal and material regulated subsidiaries.
- Monitors NatWest Group's governance arrangements.

Committee report on page 105.

Group Performance and Remuneration Committee (RemCo)

- Responsible for the overview of NatWest Group remuneration policy and the directors' remuneration policy, ensuring that arrangements are designed to promote the long-term success of NatWest Group.

Committee report on page 127.

Group Sustainable Banking Committee (SBC)

- Supports the Board in overseeing, supporting and challenging actions taken by management to run NatWest Group as a sustainable business, capable of generating long-term value for its stakeholders.
- Oversees how technology, data and innovation are used to support the customer and be a relationship bank for a digital world.

Committee report on page 122.

The Group Executive Committee (ExCo) supports the Group CEO in discharging his responsibilities in managing NatWest Group's business day to day.

For further information on individual roles and responsibilities, see page 93.

Governance framework changes during 2023

From 1 May, SBC's remit expanded to include technology, data and innovation matters and the Technology and Innovation Committee was retired. On 27 July a Customer Exit Board Oversight Committee (BOC) was set up to oversee and advise the Board in relation to the work and findings of reviews related to customer exits. On 11 December a Retail Share Offering BOC was set up regarding the proposed share offering to retail investors by UKGI.

Further information

- The terms of reference of the Board and its principal committees are available at natwestgroup.com and are reviewed at least annually.
- The Board terms of reference include a formal schedule of matters specifically reserved for the Board's decision.
- Internal reviews confirmed the Board and its principal committees had fulfilled their remits as set out in their terms of reference during 2023.

Corporate governance continued

Division of responsibilities

As at the date of publication of this report, the Board has 11 directors comprising the Chairman, two executive directors and nine independent non-executive directors, one of whom is the Senior Independent Director. Director biographies and details of the Board committees of which they are members can be found on pages 84 to 87.

Non-executive director independence

The Board considers that the current Chairman, Howard Davies, and Chair Designate, Rick Haythornthwiate were both independent on appointment and that all other current non-executive directors are independent for the purposes of the Code.

Chairman and Group CEO

The role of Chairman is distinct and separate from that of the Group CEO and there is a clear division of responsibilities, with the Chairman leading the Board and the Group CEO managing the business day to day.

Senior Independent Director

Throughout 2023, Mark Seligman, as Senior Independent Director, acted as a sounding board for the Chairman, and as an intermediary for other directors when necessary. He was also available to shareholders to discuss any concerns they may have had, as appropriate.

Mr Seligman, on behalf of the Board, also led the process to identify and appoint a successor to Howard Davies as Chair of NatWest Group.

Read more about the Chair search process on page 108.

Non-executive directors

Along with the Chairman and executive directors, the non-executive directors are responsible for ensuring the Board fulfils its responsibilities under its terms of reference.

The non-executive directors combine broad business and commercial experience with independent and objective judgment. They provide constructive challenge, strategic guidance, and specialist advice to the executive directors and the executive management team and hold management to account.

The balance between non-executive and executive directors enables the Board to provide clear and effective leadership across NatWest Group's business activities and ensures no one individual or small group of individuals dominates the Board's decision-making.

The Chairman and non-executive directors meet at least once every year without the executive directors present.

Executive management

The executive management team supports the Group CEO in managing NatWest Group's businesses.

Members of the executive management team, including the Group CEO, discharge their individual accountabilities to review, challenge and debate relevant items and support the Group CEO in forming recommendations to the Board.

Matters include strategy, financials, capital, risk, customers, colleagues[1] and operational issues affecting NatWest Group as well as monitoring the implementation of cultural change and executive succession planning.

Biographies of the executive management team can be found at natwestgroup.com.

(1) References to 'colleagues' in this report mean all permanent employees and, in some instances, members of the wider workforce e.g. temporary employees and agency workers.

Chief Governance Officer and Company Secretary

The Chief Governance Officer and Company Secretary works closely with the Chairman to ensure effective and efficient functioning of the Board and appropriate alignment and information flows between the Board and its Committees.

The Chief Governance Officer and Company Secretary is responsible for advising the Board and individual directors on all governance matters, and also facilitates Board induction and directors' professional development.

Details of the key responsibilities of the Chairman, Group CEO, Senior Independent Director and non-executive directors are available at natwestgroup.com.

Corporate governance continued

Subsidiary governance and ring-fencing

NatWest Group plc is a listed company with equity listed on the London and New York stock exchanges. NatWest Holdings Limited (NWH Ltd) is the holding company for our ring-fenced operations, which include our Retail and Private Banking businesses and certain aspects of our Commercial & Institutional business. A common board structure is operated such that the directors of NWH Ltd are also directors of The Royal Bank of Scotland plc (RBS plc) and National Westminster Bank Plc (NWB Plc). Known collectively as the NWH Sub Group, the boards of these three entities meet concurrently.

An integral part of NatWest Group's governance arrangements is the appointment of three double independent non-executive directors (DINEDs) to the Boards, and Board committees, of the NWH Sub Group. They are Francesca Barnes, Ian Cormack and Mark Rennison. On 31 August 2023, Graham Beale stood down as NWH Sub Group Senior Independent Director (SID) and a DINED. On 1 September 2023 Ian Cormack assumed the SID role and Mark Rennison joined the NWH Sub Group Boards as a DINED.

Abridged biographies for the DINEDs are presented opposite with more detailed biographies available at natwestgroup.com (NWH Ltd section). The DINEDs are independent in two respects: (i) independent of management as non-executives; and (ii) independent of the rest of NatWest Group by virtue of their NWH Sub Group-only directorships. They attend NatWest Group plc Board and relevant Board committee meetings as observers. Our DINEDs play a critical role in NatWest Group's ring-fencing governance structure, and are responsible for exercising appropriate oversight of the independence and effectiveness of the NWH Sub Group's governance arrangements, including the ability of each Board to take decisions independently.

The governance arrangements for the Boards and Board committees of NatWest Group plc and the NWH Sub Group have been designed to enable NatWest Group plc to exercise appropriate oversight and to ensure that, as far as is reasonably practicable, the NWH Sub Group is able to take decisions independently of the wider Group. The Group Nominations and Governance Committee (N&G) monitors the governance arrangements of NatWest Group plc and its subsidiaries and approves appointments to the Boards of principal and material regulated subsidiaries, as described in the N&G report on page 105.



Ian Cormack
NWH Sub Group

Senior Independent Director and double independent non-executive director

Date of appointment
1 May 2018

Ian's extensive financial services career provides him with significant experience in commercial and investment banking, with particular focus on customer and risk management. This knowledge combined with Ian's understanding of financial infrastructures, strategy and transformation provides invaluable input into Board discussions.

Ian spent 30 years with Citibank/Citigroup where he held a number of senior positions, including UK Country Head (CCO), head of European training and co-head of the Global Financial Institutions Business.

Ian was also chief executive of AIG's insurance, financial services and asset management business in Europe between 2000 and 2002 and served on the board of Luxembourg-based bond clearing house CEDEL. Ian has previously held non-executive positions with Just Group plc, Phoenix Group Holdings plc, Hastings Group Holdings plc, Bloomsbury Publishing plc and Broadstone Acquisition Corporation Inc.



Francesca Barnes
NWH Sub Group

Double independent non-executive director

Date of appointment
1 May 2018

Francesca brings a wealth of banking and private equity experience to the Board gained through an extensive executive career. Francesca's experience provides considerable knowledge in important areas such as customer experience, risk and stakeholder management.

Francesca started at Chase Manhattan Bank and went on to hold a number of senior roles within UBS Investment Bank including Global Head of Private Equity; Head of Strategy and Development; Global Loan Portfolio Manager and Chair of the UBSIB Development Board.

Francesca is currently the Senior Independent Director of HarbourVest Global Private Equity Limited, a non-executive director of Capvis Private Equity and previously served on the Board of Coutts & Co (2012-2021), a NatWest Group subsidiary.



Mark Rennison
NWH Sub Group

Double independent non-executive director

Date of appointment
1 September 2023

Mark has extensive retail banking and financial services expertise, alongside substantial experience at board and committee level. With 12 years' experience on the Board of Nationwide as CFO, Mark brings a blend of technical knowledge and a deep understanding of the financial services sector.

Mark is a chartered accountant with over 30 years' experience in financial services. He began his career at Price Waterhouse (now PwC), where he spent twelve years as a partner specialising in financial services. He was CFO of Nationwide Building Society from 2007 to 2019. From 2020 to 2023 Mark was an independent non-executive director of TSB and Audit Committee Chair.

Mark is currently a non-executive director of Royal London and Homes England.

Corporate governance continued

Principal areas of Board focus in 2023

Regular reports

Group CEO reports

Group CFO reports

Board committee and NatWest Markets plc Chair reports

Business reviews

Risk management reports

Board business insights pack

Financial crime reports

Legal and regulatory updates

Colleague advisory panel reports

Consumer Duty updates

Key approvals

February: 2022 Annual Report and Accounts; ESG disclosure report; Climate-related disclosures report (including the initial iteration of the Climate Transition Plan) and associated documents; 2023 budget; Internal and external capital distributions

March: Recalibration of key risk appetite limits

April: Q1 financial results and ILAAP submission

June: ICAAP results; 2022 Modern Slavery & Human Trafficking Statement

July: H1 financial results and internal and external capital distributions; CEO appointment

September: Resolvability self-assessment; Chair appointment

October: Q3 financial results

December: EWRMF annual review and risk appetite refresh

February

- Received the FCA's firm evaluation letter and discussed the response
- Considered Board succession plans

March

- Reviewed management's strategy for NatWest Digital X (previously the Services function)
- Approved the Year 2 Operational Resilience Self Assessment
- Received an update on the cost of living and how the bank was supporting customers and colleagues and considered the impact on customer behaviour, particularly in relation to deposit levels
- Received an update on customer complaints
- Considered the external market conditions and potential impacts for NatWest Group in light of liquidity challenges experienced by peers

April

- Directors attended a virtual shareholder event and the Annual General Meeting
- Deep dive sessions held with members of management on Digital X and Commercial & Institutional businesses
- Received a detailed update on personalisation of customer life cycles
- Appointed our Consumer Duty Board Champion

May

- At an ad hoc meeting the Board approved participation in the directed buy-back of shares from HM Treasury

June

- Considered the progress of standing up the Commercial & Institutional business one year on
- Reviewed the April Our View (colleague opinion survey) results
- Strategy session focused on the competitive landscape and the impact new technologies might have on banking and customer behaviour in the future, including digital currencies
- Discussed top and emerging threats with management

July

- Reviewed the latest culture measurement report and One Bank Transformation H1 review
- Considered the impact of potential future M&A activity on the capital distribution strategy
- Received the PRA's Periodic Summary Meeting letter and discussed the response
- Discussed with management the nature and biodiversity strategy ambitions

September

- Discussed sustainable transitions, NatWest Group's strategy and opportunities available to the bank in this area
- A session was held for potential successors to ExCo to meet the Board
- Assessed the Group's capabilities and preparations to support resolution

October

- Received a progress update on the implementation of the new Digital X strategy
- Post-implementation review of recent acquisitions and consideration of future opportunities
- Considered an update on the Retail Bank's short-term borrowing strategy including the approach to embedded finance
- Considered the September Our View results
- Reviewed the 2024 Annual Scenario for use in the Budget, Economic and Stress Tests

December

- Considered the draft 2024 budget, including progress made against climate ambitions and the macro-economic impact on customer behaviour and deposits
- Considered the culture measurement report
- Approved the Board skills matrix

Independent reviews

Following the events of the summer of 2023 in relation to customer exit decision-making and the change in Group CEO, the Board dedicated much time in the second half of the year to considering the immediate and longer-term impacts. This included reviewing the three reports prepared by the independent party, Travers Smith LLP, as well as considering the impact the events had on the wider workforce.

Board spotlights

Rick Haythornthwaite's induction

Full details of the process to appoint Rick as NatWest Group Chair successor can be found in the Group Nominations and Governance report on page 108.

After we announced Rick's appointment in September 2023, the Group Chief Governance Officer and Company Secretary worked closely with him to devise a comprehensive induction programme.

The programme was tailored to Rick's requirements. It included specific areas of focus Rick had identified during the recruitment process, and it was flexible in order to respond to areas of focus which emerged as the programme progressed. This included supporting preparations ahead of Rick's regulatory interview for the Chair role with the PRA and FCA.

Rick's induction programme prioritised early engagement with key internal and external stakeholders, including current Chairman, Howard Davies, the Group CEO, Group CFO, non-executive directors, members of the executive management team, our auditors and legal advisers.

As well as providing opportunities for Rick to meet and get to know his NatWest colleagues and key external contacts, the induction programme was designed to ensure a comprehensive overview of NatWest Group's structure and business operations, its strategic priorities and current challenges.

During the Chair search process Rick had acknowledged that, whilst he possessed strong financial services experience (for example, through his time as Mastercard Chair), he would benefit from some additional upskilling on banking. Arrangements were made for this to be addressed at an early stage during Rick's induction, with a focus on the broader picture relevant to a universal bank and recognising Rick's existing background in key areas including payments, technology and innovation.

After Rick joined the Board in January 2024, attention turned towards planning for an orderly handover of the Chair role. In preparation for taking on the role and responsibilities of Chair, Rick joined the Group Nominations and Governance Committee as a member, and will join other Board committee meetings as an attendee.

Enhancing directors' skills and knowledge

Directors' training and development is co-ordinated by the Chief Governance Officer and Company Secretary. Directors have access to a wide range of briefing and training sessions and other professional development opportunities.

Internal training relevant to the business of NatWest Group is also provided and during 2023 the Board undertook a comprehensive programme of training sessions on a variety of topics. Some of these were determined at the start of the year and others arranged in response to events or Board discussions. Training was delivered by both members of management and external parties.

Topics covered included financial crime; recovery and resolution planning; digital assets; nature and biodiversity (delivered by the World Wide Fund for Nature); legal privilege; Consumer Duty (delivered by Oxera); capital management and deposits. The training sessions enabled the directors to deepen their understanding of these topics and informed their decision-making.

The Board also held a focus session to assess top and emerging threats. Discussions covered the current and potential geo-political landscape, macro-economic and regulatory trends and the impact of emerging technologies on the risk environment.

A number of directors also accepted an invitation to the full Board to join meetings of the Group Sustainable Banking Committee which covered areas of broader interest, including artifical intelligence.

Directors undertake the training they consider necessary to assist them in carrying out their duties and responsibilities.

The non-executive directors discuss their training and professional development with the Chairman at least annually.

Corporate governance continued

How the Board operated

Board and committee meetings

There were eight scheduled Board meetings during 2023. As well as scheduled meetings, additional ad hoc meetings of the Board and some of its committees were held throughout the year to receive updates and deal with time-critical matters. There were 11 additional Board meetings held in 2023 compared to three additional meetings held in 2022.

There was also one strategy session with executive management in 2023.

When directors are unable to attend meetings convened at short notice, owing to existing commitments, they receive the papers and have the opportunity to provide their feedback in advance.

In accordance with the Code, the Chairman and the non-executive directors met at least once without executive directors present.

At each scheduled Board meeting the directors received reports from the Chairman, Board committee Chairs, Group CEO, Group CFO, Group Chief Risk Officer (Group CRO) and other members of the executive management team, as appropriate. Business reviews from the CEOs of our Retail Banking, Wealth and Commercial & Institutional businesses included updates on progress against strategy and spotlights on current topics including the cost of living, personalisation of services, business strategies and deposit plans.

In addition to our business CEOs, a number of other senior executives attended Board meetings throughout the year to present reports to the Board. This provided the Board with an opportunity to engage directly with management on key issues and supported succession planning.

The Board also welcomed external presenters and advisers to Board meetings, who provided useful insights and perspectives. The Board and Group Executive Committee (ExCo) operating rhythm continues to support a proactive and transparent agenda planning and paper preparation process. This process includes the following elements:

- A pre-Board meeting with the Chairman, Group CEO, Group CFO and Chief Governance Officer and Company Secretary to ensure the Board and executive management are aligned on Board agendas.
- A post-Board meeting with the Chairman, Group CEO and Chief Governance Officer and Company Secretary to discuss what went well or could be improved after each meeting.
- A look ahead paper at each ExCo and Board meeting setting out key items that will be discussed at the next meeting.

An overview of the Board's principal areas of focus during 2023, is set out on page 95.

Board and committee membership and meeting attendance in 2023

	Board		Group Audit Committee (GAC)		Group Board Risk Committee (BRC)		Group Nominations and Governance Committee (N&G)		Group Performance and Remuneration Committee (RemCo)		Group Sustainable Banking Committee (SBC)		Technology and Innovation Committee (TIC)	
Director	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc
Howard Davies (1)	8/8	8/8	–	–	–	–	4/4	3/3	–	–	–	–	–	–
Alison Rose (2) (8)	4/4	–	–	–	–	–	–	–	–	–	–	–	–	–
Paul Thwaite (2) (9)	4/4	6/6	–	–	–	–	–	–	–	–	–	–	–	–
Katie Murray (2)	8/8	6/6	–	–	–	–	–	–	–	–	–	–	–	–
Frank Dangeard (3)	8/8	10/11	–	–	–	–	–	–	5/5	7/8	–	–	1/1	–
Stuart Lewis (4) (12)	6/6	10/10	4/4	–	6/6	–	2/2	4/4	–	–	–	–	–	–
Roisin Donnelly (3) (5)	7/8	10/11	–	–	–	–	–	–	–	–	5/5	–	–	–
Patrick Flynn (3)	8/8	9/11	5/5	–	8/8	–	4/4	6/7	–	–	–	–	1/1	–
Mike Rogers (6)	2/2	1/1	–	–	–	–	–	–	2/2	1/1	1/1	–	–	–
Yasmin Jetha (3) (7)	8/8	10/11	–	–	–	–	–	–	–	–	5/5	–	1/1	–
Morten Friis (10)	5/5	5/5	3/3	–	5/5	–	2/2	3/3	–	–	–	–	–	–
Mark Seligman	8/8	11/11	5/5	–	–	–	4/4	7/7	5/5	8/8	–	–	–	–
Lena Wilson (11)	8/8	11/11	–	–	7/8	–	4/4	7/7	5/5	8/8	3/5	–	–	–

(1) Howard Davies was not invited to attend meetings related to recruitment of the next NatWest Group Chair.
(2) Executive directors were not eligible to attend meetings to discuss their own remuneration or the change in Group CEO.
(3) On occasion directors were unable to attend ad hoc meetings which were convened at short notice owing to existing commitments.
(4) Mr Lewis joined the Board with effect from 1 April, becoming a member of both GAC and BRC on that date also.
(5) Ms Donnelly was unable to attend a scheduled meeting of the Board owing to a prior commitment.
(6) Mr Rogers stepped down from the Board and the role of SBC Chair with effect from 25 April.
(7) Ms Jetha assumed the role of SBC Chair with effect from 26 April.
(8) Ms Rose stepped down from the role of Group CEO with effect from 25 July.
(9) Mr Thwaite joined the Board and assumed the role of Group CEO with effect from 25 July.
(10) Mr Friis stepped down from the Board and the role of BRC Chair with effect from 31 July.
(11) Ms Wilson was unable to attend one scheduled meeting of the SBC owing to a prior commitment and one meeting of each of the SBC and BRC owing to illness.
(12) Mr Lewis assumed the role of BRC Chair from 1 August, at which point he became a member of N&G.

Corporate governance continued

Information

All directors receive accurate, timely and clear information on all relevant matters and have access to the advice and services of the Chief Governance Officer and Company Secretary. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

Our Board and committee paper template includes a separate section for an assessment of the relevant stakeholder impacts for the directors to consider. This aligns with the directors' duties under section 172(1) of the Companies Act 2006 and further details of how the directors have complied with their section 172(1) duties can be found on pages 24 to 25 of the Strategic report.

Conflicts of interest

The directors' conflicts of interest policy sets out procedures to ensure that the Board's management of conflicts of interest and its powers for authorising certain conflicts are operating effectively.

Each director is required to notify the Board of any actual or potential situational or transactional conflict of interest and to update the Board with any changes to the facts and circumstances surrounding such conflicts.

Situational conflicts can be authorised by the Board in accordance with the Companies Act 2006 and the company's Articles of Association.

The Board considers each request for authorisation on a case-by-case basis and has the power to impose conditions or limitations on any authorisation granted as part of the process. Appointments authorised in 2023 are detailed on page 103.

Details of all directors' conflicts of interest are recorded in a register which is maintained by the Chief Governance Officer and Company Secretary and reviewed annually by the Board.

Induction

Each new director receives a formal induction on joining the Board, which is co-ordinated by the Chief Governance Officer and Company Secretary and tailored to suit the requirements of the individual concerned.

This includes visits to NatWest Group's major businesses and functions, and meetings with directors and senior management. Meetings with external auditors, counsel and stakeholders are also arranged as appropriate. All new non-executive directors receive a copy of the NatWest Group non-executive director handbook. The handbook operates as a consolidated governance support manual for directors of NatWest Group plc and the NWH Sub Group, providing both new and current directors with a single source of information relevant to their role. It covers a range of topics including NatWest Group's corporate structure; the Board and Board committee operating model; Board policies and processes; and a range of technical guidance on relevant matters including directors' duties, conflicts of interest, and the UK Senior Managers and Certification Regime. The handbook contains links to a wider library of reference materials via our online resources portal.

Further information about Rick Haythornthwaite's induction can be found on page 96.

Further information about Stuart Lewis's induction as BRC Chair can be found on page 116.


NatWest
NatWest
250

Corporate governance continued

Board oversight of our strategic framework

Throughout 2023 NatWest Group continued to focus on serving customers every day.

The effective use of data and technology is recognised as being an important means to achieve this and to ensure the bank is simple to deal with. Data and metrics on customer behaviour played a key role in informing the Board's discussions throughout the year including in relation to the bank's deposit strategy. In June the Board held a two day strategy session focused on the evolving competitive landscape, with a particular focus on digitisation, machine learning and artificial intelligence and the impact the emergence of these technologies could have on the financial services sector. The directors discussed future challenges and opportunities with members of management and external stakeholders. Consideration was given to potential new entrants to the financial services sector and the possible regulatory response to significant changes driven by technological enhancements.

Our focus on serving customers has been complemented by the FCA's Consumer Duty requirements, which became effective in 2023. The Board received regular updates throughout the year on this important strategic programme.

The ways in which we best serve customers, and so deliver sustainable value for shareholders, continued to be a focus for management throughout the year and updates were provided to the Group Sustainable Banking Committee and the Board as the approach evolved.

Further information on our strategic framework can be found in the Strategic report on page 9.

NatWest Group's ambition to serve customers well every day continued to be underpinned by our values. Our values are central to how we work together to deliver our strategy.

Inclusive
Curious
Robust
Sustainable
Ambitious

The Board received regular updates on how these values are embedding within the organisation through Our View colleague opinion survey results and culture measurement reports. Colleague sentiment towards the values was also observed via Colleague Advisory Panel meetings, which are chaired by Roisin Donnelly who reports on each meeting to the Board.

Further information on the Board's oversight of culture and our values can be found on page 100.



Corporate governance continued

Culture

The Board assesses and monitors NatWest Group's culture in several ways, as described below.

NatWest Group plc – Board responsibilities in relation to culture

- Leads the development of NatWest Group's culture, values and standards
- Assesses and monitors culture
- Reviews and approves NatWest Group's values

Board reporting on culture

What did the Board receive?	Key areas of focus and outcomes
Colleague Advisory Panel reports	Feedback on discussions from Colleague Advisory Panel (CAP) meetings held in May and November. Topics included executive remuneration and the wider workforce, environmental, social and governance topics, Consumer Duty and human rights.
Our View colleague survey results	Insights from the colleague opinion surveys conducted in April and September. Colleagues responded to questions across the whole colleague experience including wellbeing, building capability and leadership. The key areas identified for focus related to leadership and ensuring consistency across NatWest Group.
Culture measurement reports	Board culture measurement reports were considered in July and December. See opposite for further information on the framework, including the measures used and considered by the Board and how it monitored and assessed culture, including embedding, during 2023.
One Bank Culture updates	In October, SBC considered an update on progress of the One Bank Culture Plan, noting our One Bank Culture Journey to date and plans to grow leadership capability, scale and build confidence in experimentation and sharpen our focus through the transformation of performance management.
Evaluating ethics in NatWest Group	SBC considered how business ethics is monitored and reported through the NatWest Group Culture Measurement Framework.
Board business insights packs	Metrics to demonstrate how NatWest Group is delivering for colleagues (including building capability, diversity and inclusion, and learning).
Succession planning	During discussions of management's succession planning and talent strategy, directors considered how colleagues' development is supported and a culture of learning promoted across the organisation. Later in the year, the Board had an opportunity to discuss these development opportunities with potential executive successors who shared their thoughts on how the learnings gained were being embedded within their teams.

NatWest Group Culture Measurement Framework

The NatWest Group framework for measuring culture:

- Provides insight into the bank's culture, helping senior leaders and the Board assess NatWest Group's progress in reshaping its culture and delivering on its purpose.
- Brings together guidance and best practice from regulators, public bodies and thought leaders.
- Uses internal and external sources – sentiment, KPIs, quantitative and qualitative insight from Risk, Audit, Conduct, People, Customer, suppliers, climate and external public scrutiny.

An assessment of over 100 **quantitative and qualitative measures** from across NatWest Group and external sources:

- Public scrutiny measures.
- Customer data.
- Colleague listening.
- Colleague engagement.
- Risk culture.
- Audit & Behavioural Risk.
- Ethics, behaviour and Speak Up.
- Supplier Charter and environmental footprint.

- The Culture Measurement Framework helps the Board execute their duty as outlined in Principle B, Principle E and Provision 2 of the UK Corporate Governance Code: "The Board should assess and monitor culture. Where it is not satisfied that policy, practices or behaviour throughout the business are aligned with the company's purpose, values and strategy, it should seek assurance that management has taken corrective action".
- Progress on NatWest Group's culture journey is reported six-monthly to ExCo, SBC and the Board as well as separate reports for each legal entity (which are reviewed with each legal entity board).

Outcomes and insights from the assessment, monitoring and embedding of culture

In July:

- Directors noted positive trends since January, with material improvements in the lead indicators of up to c.3% recorded.
- Consideration was given to how the change in Group CEO would impact future results.
- Improvements in diversity, equity and inclusion metrics were welcomed, along with the improved NPS in Retail Banking.

In December:

- Positive trends continued in the second half of the year, with resilient Our View scores in respect of culture.
- The impact of the events surrounding the change in Group CEO on colleague and customer sentiment were noted.
- Progress was noted in respect of the implementation of Consumer Duty, and the ongoing work to embed the principles across the bank.

Further information on the SBC's focus on people, culture and learning during 2023 can be found on page 124.

Corporate governance continued

How the Board engaged with stakeholders

The Board reviews and confirms its key stakeholder groups for the purposes of section 172 annually.

In February 2023, the Board agreed its annual objectives and confirmed its key stakeholder groups would remain investors, customers, colleagues, regulators, communities and suppliers. The Board's agenda and engagement plans were structured to enhance the Board's understanding of stakeholders' views and interests. This in turn has informed Board discussions and decision-making. The Chairman also provided regular updates to the Board on meetings with regulators, investors, financial institutions, advisers, and government representatives. Our section 172 statement on pages 24 to 25 describes how stakeholder interests were considered in Board discussions and decision-making, including principal decisions. In addition to those examples, the Board engaged with stakeholder views and interests in a variety of other ways, both directly and indirectly as described below.



Investors

There was a high level of engagement with institutional investors throughout the year. This included in relation to key decisions such as the appointment of Rick Haythornthwaite as our next Chair, and following the change in Group CEO. Directors had the opportunity to engage with private shareholders at two virtual shareholder events and the Annual General Meeting. Regular updates were provided to the Board on investor activity and share price performance.

The Chair of the Group Performance and Remuneration Committee and senior members of management met with institutional shareholders, UK Government Investments, proxy advisers and the UK regulators in late 2023 and early 2024 to discuss our approach to remuneration for the year and updated the Board on those discussions. Further details of remuneration engagement can be found in the Directors' remuneration report on page 127.



Customers

The Board received regular updates from the Group CEO and business CEOs on customer engagement activity and sentiment, including Competition and Markets Authority (CMA) survey results and Net Promoter Scores (NPS). There was a particular focus on the impacts of the cost of living challenges and how the bank could best support retail and commercial customers in this respect. The Board considered metrics and trend data on customer behaviour, particularly in relation to deposits, throughout the year via management reports.

In April 2023, Board members had the opportunity to meet with a selection of Scotland-based Commercial & Institutional customers. Discussions focused on how the bank can support customers in achieving their sustainability targets, the current macro-economic environment and the opportunities and challenges this was presenting.



Regulators

Representatives of both the FCA and PRA attended Board meetings to present their firm evaluation letter and outcome of the Periodic Summary Meeting respectively.

The Board reviewed and approved key regulatory submissions, such as the Internal Liquidity Assessment Process (ILAAP) and Internal Capital Adequacy Assessment Process (ICAAP).

Non-executive directors engaged regularly with regulators through continuous assessment and proactive engagement meetings. Regulatory interviews were attended by directors undertaking new Senior Management Functions, including Stuart Lewis and Rick Haythornthwaite.

There was also significant bilateral engagement with the PRA and FCA in relation to the change in Group CEO and new Chair appointment.



Communities

As part of its annual training programme, the Board engaged World Wide Fund for Nature to provide a dedicated session on nature and biodiversity.

Consideration was given to the regulatory landscape and the financial risks associated with the loss of nature and biodiversity.

Directors also discussed the initiatives and frameworks which financial institutions use to incorporate nature and biodiversity, the use of science based targets and the competitive landscape.



Suppliers

As well as receiving regular updates from management on key supplier and partnership relationships, the Board also met with representatives of suppliers during the year.

During these discussions directors were able to build their knowledge of suppliers' experiences with NatWest Group and how both sides could work together to support each other's sustainability efforts.

Corporate governance continued



How the Board engaged with colleagues

The Board continued to engage with colleagues through our multi-channel colleague listening approach, as described below.

Our multi-channel colleague listening approach

A number of listening and reporting tools help in promoting the colleague voice in the boardroom. This multi-channel approach aims to provide representation from across the bank and guards against the risks of relying on a single source to gather views.


Board & Colleague Engagement activities

Colleague surveys and behavioural audits

The Board and Group Sustainable Banking Committee receive the results of the Our View colleague surveys which provide insight at all levels and aspects of colleague experience.

Another valuable Board-level source is Behavioural Audit reports from Internal Audit covering sub-culture findings.

Colleague Advisory Panel

Provides a means by which the 'colleague voice' can be strengthened and promoted within the Boardroom.

Board members engage directly with colleagues on strategic topics. A key outputs report supports discussion at the next scheduled Board meeting.

Management reporting and activities

Board-level reporting from the Group CEO and the executive management team includes insights on colleague engagement, wellbeing and development.

Board talent sessions and other direct engagement

At Board talent sessions, directors meet with potential executive-level successors and explore strategic issues with them.

Other examples of direct engagement include Board committee visits to Risk and Audit teams and internal guest presenters at Board and committee meetings.

Board and committee paper templates

Colleagues is one of a number of stakeholder groups included within our governance paper templates.

Our reporting guidance encourages paper authors and sponsors to consider colleague views or impact when presenting reports to our Board and its committees.

Our Colleague Advisory Panel

With regards to Provision 5 of the Code, we have adopted a formal workforce advisory panel as our chosen method of engagement with the workforce.

NatWest Group's Colleague Advisory Panel (CAP) was set up in 2018 to help promote the colleague voice in the boardroom.

Through the CAP, colleagues can engage directly with the Board on topics which are important to them, thereby strengthening the voice of colleagues in the Boardroom. In the context of the CAP, 'colleagues' means all permanent employees and members of the wider workforce e.g. temporary employees and agency workers. The CAP is made up of 28 colleagues who are self-nominated and are representative of the bank's population e.g., business area, level, location, working pattern and employee-led networks.

In April 2023 Roisin Donnelly succeeded Mike Rogers as CAP Chair when Mike Rogers stepped down as a director.

The CAP met with representatives from the Board twice in 2023, in May and November. Panel members and directors shared views on executive remuneration and the wider workforce, environmental, social and governance topics, Consumer Duty and human rights. The CAP Chair reported to the Board on those discussions in June and December and followed up with Panel members post-Board, ensuring a continuous feedback loop.

The CAP continues to be highly regarded by those who attend and has proven to be an effective way of establishing two-way dialogue between colleagues and Board members.

The effectiveness of Board stakeholder engagement mechanisms is considered periodically as part of the Board evaluation process.

Further information on NatWest Group's approach to investing in and rewarding its workforce can be found on pages 36 to 37 of the Strategic report.

Further information on how CAP members and directors engaged on remuneration matters can be found in the Directors' remuneration report on page 127.

Corporate governance continued

External appointments and time commitment

Non-executive directors are expected to allocate sufficient time to the company to discharge their responsibilities effectively, and will devote such time as is necessary to fulfil their role.

The Code emphasises the importance of ensuring directors have sufficient time to meet their board responsibilities.

Prior to appointment, significant commitments require to be disclosed with an indication of the time involved. After appointment, external appointments require prior Board approval, with the reasons for permitting significant appointments explained in the Annual Report and Accounts. Board papers relating to proposed additional external appointments of directors include details of the individual's full portfolio for review and consideration. They also include a reminder of applicable Code and Capital Requirements Directive provisions, and relevant proxy adviser and investor guidance.

During 2023 the Board approved the appointment of Alison Rose as Co-Chair of the UK Government's Energy Efficiency Taskforce (February), as a director of Sustainable Markets Limited (March) and as a member of the Prime Minister's Business Council for 2023 (July). Ms Rose stepped down from all external appointments linked to her NatWest role after she stepped down as Group CEO.

There were no other approvals regarding external appointments for existing directors during 2023.

Rick Haythornthwaite's external roles and overall time commitment were carefully considered by the Board before his appointment was approved. Further information on the Chair search process can be found on page 108.


NatWest

Corporate governance continued

Composition, succession and evaluation

Composition

The Board is structured to ensure that the directors provide NatWest Group plc with the appropriate combination of skills, experience, knowledge and diversity, as well as independence.

In December 2023 the Group Nominations and Governance Committee (N&G) reviewed, and the Board approved, an updated version of our Board skills matrix, a summary view of which is set out on page 90. The Board skills matrix reflects directors' self-assessment of the skills and experience they bring to Board discussions, in line with pre-determined criteria aligned to current and future strategic priorities. The Board skills matrix is used to support Board succession planning, as described in more detail in the N&G report on page 105.

Board committees also comprise directors with a variety of skills and experience so that no undue reliance is placed on any one individual and several changes were made to Board Committee composition in 2023. Full details of changes effected during 2023 and scheduled for 2024 are set out on page 89.

The Board operates a Boardroom inclusion policy which reflects NatWest Group's values, its inclusion guidelines and relevant legal or voluntary code requirements. Our Boardroom inclusion policy aims to promote diversity and inclusion in the composition of the Boards and Board committees of NatWest Group plc, NWH Ltd, NWB Plc and RBS plc and in the nominations and appointments process. A copy of the policy is available at natwestgroup.com and details of our progress against its objectives are set out in our UK Listing Rules disclosures on page 107 and in more detail in the N&G report on page 105.

Succession

As set out in its terms of reference the Board is responsible for ensuring adequate succession planning for the Board and senior management, so as to maintain an appropriate balance of skills and experience within NatWest Group and on the Board.

Board succession planning

Board succession planning has been an important area of focus in 2023. N&G supports the Board on Board succession planning, including making recommendations to the Board on Board appointments and Board committee membership.

Further information on the search process leading to the appointment of Geeta Gopalan as a non-executive director and Mark Rennison as a NWH Ltd director and DINED can be found on page 105.

Further information on the appointment of Rick Haythornthwaite as Chair of NatWest Group plc is set out on page 108.

In March 2023 (following review and recommendation by N&G), the Board approved succession plans for the roles of Senior Independent Director and Board committee Chairs, covering orderly transition plans for the short and medium term, and contingency arrangements which could be implemented in case of an emergency. These succession plans are reviewed by N&G and approved by the Board at least once a year.

Further information on the role of N&G and its activities during 2023 in relation to succession planning can be found in the N&G report on page 105.

Executive succession planning

In February 2023 the Board, supported by N&G, had conducted a scheduled review of contingency CEO succession arrangements. These were subsequently invoked in July 2023 following the departure of Alison Rose.

In June 2023 the Board received an update on executive talent and succession planning which enabled directors to monitor the internal talent pipeline and provide feedback. This update included analysis of the diversity of the talent pool, with a view towards continuing to improve diversity over the longer term. Directors noted the focus on building bench strength and succession planning in the top levels of management, and that good progress had been achieved in building specialist skills within the CEO-1 and CEO-2 population via external hires and developing internal talent.

In September 2023 the Board held a talent engagement session with potential ExCo successors. This session helped our non-executive directors gain insights into the breadth of the talent pool, getting to know the individuals through a focused discussion of key strategic topics.

Election and re-election of directors

In accordance with the provisions of the Code, all directors will stand for election or re-election by shareholders at the company's AGM, with the exception of Howard Davies who will step down on 15 April 2024. In accordance with the UK Listing Rules, the election or re-election of independent directors also requires approval by a majority of independent shareholders.

Evaluation

In accordance with the Code, an evaluation of the performance of the Board, its committees, the Chairman and individual directors usually takes place annually. The evaluation is externally facilitated every three years, with internal evaluations in the intervening years.

2022 evaluation update

An internal evaluation was conducted in 2022 by the Chief Governance Officer and Company Secretary, following the externally facilitated evaluation led by Independent Board Evaluation in 2021.

In December 2023 the Board reviewed the progress achieved against the actions agreed following the 2022 evaluation of the effectiveness of the Board and its committees. It was agreed that all actions had been successfully completed, with improvements including a refreshed format for the strategy session, enhanced focus of Board meetings and increased opportunities for engagement with the executive talent pipeline.

Deferral of 2023 evaluation

In September 2023, N&G agreed that it would be appropriate to defer the internal evaluation of Board and committee effectiveness due in Q4 2023 until 2024, given the July 2023 change in Group CEO and upcoming Chair succession. The Board confirmed its support for this approach. The next Board and committee evaluation will be conducted in 2024 by an external facilitator, in accordance with the Code requirement for an externally facilitated process every three years.

Year-end reviews of the Chairman and non-executive directors' performance were undertaken in Q4 2023, in line with our normal evaluation timetable.

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Report of the Group Nominations and Governance Committee



Letter from Howard Davies,

Chairman of the Group Nominations and Governance Committee


Review of Board & committee compositions
Recruitment of Chair & NEDs
Succession planning
Diversity & inclusion
Subsidiary governance
Governance framework
Principal areas of focus

Dear Shareholder,

As Chairman of the Board and Chairman of the Group Nominations and Governance Committee, I am pleased to present the report on the committee's activity during 2023.

Roles and responsibilities

The committee is responsible for reviewing the structure, size and composition of the Board, and membership and chairmanship of Board committees and recommends appointments to the Board. In addition, the committee monitors NatWest Group's governance arrangements to ensure that best corporate governance standards and practices are upheld and considers developments relating to banking reform and analogous issues affecting NatWest Group. The committee makes recommendations to the Board in respect of any consequential amendments to NatWest Group's operating model.

More detail on the remit of the committee can be found in its terms of reference which are reviewed annually and approved by the Board and are available at natwestgroup.com.

Membership and meetings

- Throughout the majority of 2023, the committee comprised the Chairman of the Board and four independent non-executive directors. Members' details and their skills and experience are set out on pages 84 to 87.
- Stuart Lewis joined the committee on 1 August 2023 after Morten Friis stood down from the Board on 31 July 2023.
- Graham Beale observed meetings of the committee in his capacity as Senior Independent Director of NWH Ltd and member of the NWH Ltd Nominations Committee until he stood down from the board of NWH Ltd on 31 August 2023. Ian Cormack has observed meetings as Senior Independent Director of NWH Ltd since then.
- The committee holds a minimum of four meetings per year and meets on an ad hoc basis as required. In 2023, there were four scheduled meetings and seven ad hoc meetings. Individual attendance by directors at these meetings is shown in the table on page 97.

Composition

The committee supports the Chairman in keeping the composition of the Board and its committees under regular review. The committee reviews and recommends to the Board a skills matrix which is used to map the skills and experience of individual directors and ensure that the Board's collective skill-set remains appropriately balanced and aligned to current and future strategic priorities. The matrix is also used to identify any gaps and opportunities to enhance the collective balance of skills through additional recruitment to the Board.

Recruitment

The committee was responsible for overseeing a significant amount of board recruitment activity throughout 2023 including a Chair succession process, full details of which are set out on page 108. In accordance with Code Provision 17, the Chairman recused himself from this process and the Senior Independent Director chaired meetings of the committee dealing with this appointment.

Throughout 2023 and into 2024 the committee also led a CEO search process on behalf of the Board, full details of which are set out on page 109. From 8 January 2024, the Chair Designate chaired meetings of the committee dealing with this appointment.

Following the committee's review of the skills matrix and noting the tenure of a number of non-executive directors, the committee supported implementation of the Board's succession plans by overseeing the search for a new independent non-executive director to the Board and a new DINED to the board of NWH Ltd during 2023, as further described below.

Non-executive director search processes

A subset of the committee's membership selected Korn Ferry to support comprehensive searches with diversity and inclusion considerations at the forefront of the search criteria. The committee held several discussions on potential

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candidates, assessing the credentials of each candidate against the qualities and capabilities set out in the role specifications agreed by the committee. Following a rigorous process, the committee recommended Geeta Gopalan to the Board for appointment as a non-executive director and Mark Rennison to the board of NWH Ltd for appointment as a DINED.

Succession planning

At the start of 2023, the committee led a routine review of contingency as well as longer term succession plans for board positions including SID, CEO & committee chairs and updated succession plans were approved by the committee in February 2023.

The committee also conducted a number of term reviews in 2023. In accordance with the board appointment policy, non-executive directors are appointed for an initial three-year term, subject to annual re-election at the AGM. Following assessment by the committee, they may then be appointed for a further three-year term. Non-executive directors may continue to serve beyond six years, subject to a maximum tenure of nine years. The tenures of current Board directors is set out on page 90. The committee reviewed the contribution of three serving Board members under the board appointment policy during 2023 and approved their continued tenure, subject to annual re-election at the AGM.

Subsidiary governance

The committee has also continued to oversee work aimed at further enhancing NatWest Group's subsidiary governance framework. A number of NatWest Group's material regulated subsidiaries made appointments to their boards during 2023, which the committee has approved in accordance with its Terms of Reference. Korn Ferry, MWM Consulting and Green Park have all been engaged during the year to support NatWest Group's subsidiary board search activity. The firms are members of the retained executive search panel of suppliers (managed by NatWest Executive Search). Korn Ferry also provides leadership advisory and senior executive search and assessment services to the People & Transformation function within NatWest Group.

In June 2023, the committee approved the appointment of Grant Thornton UK LLP to undertake an independent review of the effectiveness of the boards of NWM, RBSI and Coutts & Co with a view to deepening insights into the operation of the legal entity boards and to identify any actions which could be taken to strengthen subsidiary governance and the legal entity framework. The committee has considered the key themes and findings in the report prepared by Grant Thornton UK LLP and during 2024 will track actions arising from the independent reviews.

Governance Framework

The committee also continued to monitor NatWest Group's governance arrangements with reference to best practices in corporate governance (having regard to relevant legislation, guidelines, industry practice and developments affecting NatWest Group in the markets where it operates).

During 2023 the committee considered a number of external policy developments and the impacts on NatWest Group's corporate governance framework, including Consumer Duty and the appointment of a Consumer Duty champion from the Board and the new Listing Rules disclosure requirements on Board and executive management diversity.

Boardroom inclusion policy

As noted on page 104, the Board operates a Boardroom inclusion policy which reflects NatWest Group's values, its inclusion principles and relevant legal or voluntary code requirements. The policy currently applies to the most senior NatWest Group Boards: NatWest Group plc, NWH Ltd, NWB Plc and RBS plc. A copy of the Boardroom inclusion policy is available at natwestgroup.com.

Objectives and targets

The Boardroom inclusion policy's objectives ensure that the Board, and any committee to which it delegates nomination responsibilities, follows an inclusive process when making nomination decisions. That includes ensuring that the nomination process is based on the principles of fairness, respect and inclusion, that all nominations and appointments are made on the basis of individual competence, skills and expertise measured against identified objective criteria and that searches for Board candidates are conducted with due regard to the benefits of diversity and inclusion.

The policy reflects NatWest Group's aspiration to meet the targets set out in the UK Listing Rules along with the recommendations of the FTSE Women Leaders Review and the Parker Review.

Further information on our ethnicity targets is available on page 39.

Compliance and reporting

As at 31 December 2023, NatWest Group's chosen reference date, the targets set out in UK Listing Rule 9.8.6(9)(a) (Board and executive management diversity) were met. Disclosures under UK Listing Rule 9.8.6(9) and (10) can be found on page 107.

The policy also acknowledges NatWest Group's ambition to have gender balance in its global top three levels (CEO-3 and above) by 2030, and progress against this ambition is set out on pages 38 to 39 of the Strategic report (Diversity, Equity and Inclusion).

Page 162 confirms NatWest Group's approach to Provision 17 of the Code which sees oversight of succession plans for senior management positions and the development of a diverse pipeline for succession reserved as a matter for the full Board.

Pages 38 to 39 contain more information on how NatWest Group is creating a diverse, equitable and inclusive workplace, including (in relation to Provision 23 of the Code) the gender balance of senior management and their direct reports.

As at 31 December 2023, the company met the FTSE Women Leaders Review voluntary target of 40% women's representation on boards by the end of 2025, with 40% of the Board being women.

With a woman as CFO, the company met the FTSE Women Leaders Review recommendation that companies should have at least one woman in the Chair or Senior Independent Director roles on the board and/or one woman in the Chief Executive Officer or Finance Director role by the end of 2025.

The company met the recommendation of the Parker Review with at least one member of the Board being from an ethnic minority background and it intends to continue to meet that recommendation.

I would like to thank the committee members for their continued commitment during 2023.

Howard Davies
Chairman of the Group Nominations and Governance Committee

15 February 2024

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Board and executive management diversity disclosures

Numeric data – UK Listing Rule 9.8.6(10)

Sex

	Number of Board directors	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	6	60	3	11	73
Women	4	40	1	4	27
Other categories	0	0	0	0	0
Not specified/prefer not to say	0	0	0	0	0

Ethnicity

	Number of Board directors	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	9	90	4	9	60
Mixed/Multiple ethnic groups	0	0	0	0	0
Asian/Asian British	1	10	0	1	7
Black/African/Caribbean/Black British	0	0	0	0	0
Other ethnic group including Arab	0	0	0	0	0
Not specified/prefer not to say	0	0	0	5	33

(1) All data as at 31 December 2023 (the reference date).

(2) Data was collected via self-reporting methods. For Board directors this was via an email data collection exercise (with options aligned to the categories specified in the Listing Rules) and for members of the executive management team it was collected via the HR system WorkDay, which colleagues can choose to update at any point with details such as their sex and ethnicity.

(3) The Group CEO and Group CFO are members of both the Board and executive management and so are counted in both groups in the above table.

(4) Changes since the reference date: Rick Haythornthwaite joined the Board as an independent non-executive director on 8 January 2024. This appointment means women's representation on the Board became 36% and representation of ethnic minorities became 9%. On 15 April 2024, when Howard Davies will step down as a director and will be succeeded as Chair by Rick Haythornthwaite, women's representation will be 40% and representation of ethnic minorities will be 10%.

Compliance – UK Listing Rule 9.8.6(9)

Listing Rules requirement	Outcome	NatWest Group plc position as at 31 December 2023
At least 40% of Board directors are women	Target met	40% of Board directors are women
At least one senior Board position held by a woman[1]	Target met	The position of CFO is held by a woman
At least one Board director from a minority ethnic background	Target met	One Board director is from a minority ethnic background

(1) Senior Board position is CEO, CFO, Chairman or Senior Independent Director.

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Appointing a new Chair of NatWest Group

A rigorous search process led to the appointment of Rick Haythornthwaite as Chair Designate to succeed Howard Davies on 15 April 2024. Rick joined the Board as an independent non-executive director on 8 January 2024.

April 2023

- At the 25 April AGM, it was announced a search would commence for the successor to Howard Davies as Chair.
- A draft role specification was agreed by the committee and shared during the search firm tender process.

May 2023

- Following a competitive tender process, Spencer Stuart[1] were appointed to support the search process, which was led by the NWG and NWH Ltd Senior Independent Directors (the SIDs).

June 2023

- The committee agreed a final role specification to support NatWest Group's strategic priorities, incorporating feedback from the Board, which set out the skills, experience and personal qualities sought by the Board.

July 2023

- The committee considered a diverse initial longlist of candidates and, after detailed discussion, agreed a longlist of prioritised candidates.
- This was refined to a shortlist agreed by the committee following initial contact with the prioritised candidates to assess interest in the role.

August 2023

- The role was advertised externally in accordance with PRA ring-fencing rules.
- Candidates were interviewed by a subset of the Board alongside the NWH Ltd Senior Independent Director.
- Candidates were measured on alignment with the role specification.
- After reviewing feedback, the committee recommended to the Board that Rick be progressed as the preferred candidate.
- All Board directors met with Rick before the full Board considered his appointment, with universally positive feedback provided.

September 2023

- Following Board approval, it was announced on 6 September 2023 that Rick had been selected as successor to Howard Davies as Chair of NatWest Group plc, subject to regulatory approval (received in December 2023).

Rick is a strong match to the role specification:

- He is an experienced Chair with a long track record of leading boards, developing strategy and forging good relationships with CEOs.
- He demonstrates high levels of experience in governance and running boards as well as building businesses.
- He is well-known in the market and is well-equipped to handle the political environment with experience of dealing with government stakeholders.
- He has strong financial services experience, and relevant background in key areas including payments, technology and innovation.

Ensuring a rigorous process

- Between formal meetings, the SIDs kept directors informed of progress with regular updates and discussion at each stage of the search process.
- The NWG SID engaged with regulators and key investors during the latter stages of the process, offering an opportunity to discuss any questions they had.
- Rick's other external roles and overall time commitment were carefully considered by the Board before his appointment was approved. In December the Board reaffirmed its assessment that Rick be considered independent on appointment as a non-executive director.
- Rick has confirmed he will have sufficient time to devote to the NatWest Group Chair role, ensuring applicable limits on the number of directorships held are observed.
- Read about Rick's induction programme on page 97.

(1) Spencer Stuart also provide leadership advisory and senior executive search and assessment services to the People & Transformation function within NatWest Group.

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Appointing a new Chief Executive Officer of NatWest Group

A rigorous search process led to the appointment of Paul Thwaite as permanent CEO with effect from 16 February 2024. Paul was identified as the outstanding candidate who possessed a compelling balance of experience, leadership and vision to take NatWest Group forward.



February 2023

- Following a routine review of succession plans, the Board approved the committee's recommendation for Paul Thwaite to be contingency CEO successor in the event of the absence of the then CEO.

25 July 2023

- Paul Thwaite was appointed CEO of NatWest Group for an initial period of 12 months.

September 2023

- The committee discussed the timing and process of the CEO search.
- Discussions with the Chair Designate were held ahead of his appointment to the Board.
- The process for selection and appointment of an external executive search firm was considered.

December 2023

- A detailed CEO role specification was prepared.
- The Committee agreed on four executive search firms who were then invited to tender.

January 2024

- Following a competitive tender process, Heidrick & Struggles[(1)] was selected to support the search.
- A detailed CEO success profile and competency framework was agreed by the committee and used by Heidrick & Struggles to complete extensive mapping of potential external candidates.
- The committee reviewed a longlist of candidates and identified a number of external candidates who would be approached.
- Internal and external candidates were then rigorously assessed by Heidrick & Struggles to analyse suitability and alignment to the agreed success profile.

February 2024

- CEO development plans were produced for prioritised internal and external candidates to support the committee and Board's decision-making.
- The committee and the Board reviewed and discussed the candidate assessment and benchmarking data produced by Heidrick & Struggles.
- After careful consideration of the data and measurement against the agreed success criteria, the committee recommended that Paul be appointed as permanent NatWest Group CEO.

Paul's skills and experience represent an outstanding match to the agreed CEO success profile

- He has an unrivalled understanding of the business, its customers, and the opportunities for growth. This knowledge is combined with a genuine ambition for the future and the skills to navigate the changing landscape of the banking industry.
- The Board has had the opportunity to work closely with Paul over the last seven months during which time he has demonstrated impressive leadership and a strong commitment to operational excellence.
- Paul's strong customer focus and ability to drive performance and transformation made him the outstanding candidate and the right person to lead NatWest.

Ensuring a rigorous process

- Since the announcement of his appointment in September 2023, the Chair Designate spent considerable time getting to know Board, ExCo and the wider business as well as meeting with key shareholders. These interactions helped the Chair Designate form a view as to the key priority areas for a successful CEO candidate.
- The committee's subsequent discussion and agreement on a CEO success profile ensured a stretching set of success factors against which internal and external candidates' credentials could be assessed.
- As part of the search process the committee considered over 40 external candidate profiles with the search narrowing to a diverse shortlist of 10 candidates who represented a credible match to the success profile.
- Heidrick & Struggles used a comprehensive methodology in their assessment of the prioritised candidates which included an in-depth leadership capability interview alongside a series of psychometric assessments. This approach ensured a deep and consistent data set to support the committee and Board's decision-making.
- Between formal meetings, the Chair Designate kept committee members and other Board directors informed on the search progress through regular updates.

(1) Heidrick & Struggles did not provide any other services to the NatWest Group during 2023.

Report of the Group Audit Committee



Letter from Patrick Flynn,

Chair of the Group Audit Committee


External audit
Systems of internal control
Accounting judgements and estimates
Financial and non-financial reporting
Internal audit
Principal areas of focus

Further information on each key area of focus can be found on pages 111 to 114.

Dear Shareholder,

I am pleased to share with you details of how the Group Audit Committee (the committee or GAC) discharged its responsibilities and its key areas of activity in 2023.

I would like to thank my fellow committee members for their contributions, in particular Morten Friis, who stood down from the committee following the July 2023 meeting. The committee also appreciated the views of Graham Beale (until July 2023), Ian Cormack and Mark Rennison, who are non-executive directors, members of NatWest Holdings (NWH) Audit Committee, and attend GAC meetings in an observational capacity.

The committee's primary purpose is to oversee and challenge management's approach to the preparation of financial results and relevant financial and non-financial disclosures. This includes considering existing and new accounting policies, scrutinising standards of internal control and their efficacy and reviewing the disclosures each quarter prior to release.

More detail of the remit of the committee can be found in its terms of reference which are reviewed annually and are available at natwestgroup.com.

Meeting and visits

Five scheduled meetings of the committee were held in 2023, four of which took place immediately prior to the release of the financial results each quarter. During the year, all members attended the meetings, the majority of which were held in person. The committee reported to the Board after each scheduled meeting, escalating matters for the Board's attention as required.

In conjunction with the Group and NWH Board Risk Committee (BRC) and the NWH Audit Committee, the GAC undertook its annual programme of visits to control functions. Constructive and insightful discussions were held with members of management from the Risk, Internal Audit and Finance teams.

Whistleblowing

In my role as whistleblowers' champion for NatWest Group, I receive regular updates on the efficacy of the whistleblowing framework, themes in reports made by colleagues via the systems, and monitoring the outcomes of the most pertinent cases. The committee is responsible for oversight of the independence, autonomy and effectiveness of NatWest Group's whistleblowing policies and procedures as detailed in the tables which follow. The operation of the framework was assessed as strong by the Protect charity.

Membership

- GAC comprises three independent non-executive directors. Members' details and their skills and experience are set out on pages 84 to 87.
- Members are selected with a view to the expertise and experience of the committee as a whole and with regard to the key issues and challenges facing NatWest Group.
- The Board is satisfied that all GAC members have recent and relevant financial experience and are independent as defined in the SEC rules under the US Securities Exchange Act of 1934 (the 'Exchange Act') and related guidance.
- The Board has further determined that Patrick Flynn and Mark Seligman are 'financial experts' for the purposes of compliance with the Exchange Act Rules and the requirements of the New York Stock Exchange, and that they have competence in accounting and/or auditing as required under the Disclosure Guidance and Transparency Rules.
- Stuart Lewis is chair of the Group Board Risk Committee of which I am also a member.
- This common membership helps to ensure effective governance across the committees.

Internal and external audit oversight

The committee continued to monitor the performance of the external auditor and the Internal Audit function in 2023. Formal assessments were undertaken at the end of the year via an internal process and the committee reviewed summaries of the feedback provided by relevant stakeholders. An External Quality Assurance review of the Internal Audit function was also completed in early 2023. Further information can be found in the Internal Audit table on page 113.

Patrick Flynn
Chair of the Group Audit Committee

15 February 2024.

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Principal areas of Group Audit Committee focus in 2023

Systems of internal control

Systems of internal control relating to financial management, reporting and accounting issues are a key area of focus for the committee. In 2023 it received reports throughout the year on the topic and evaluated the effectiveness of NatWest Group's internal control systems, including any significant failings or weaknesses.

Theme	Principal areas of focus	Outcomes
Sarbanes-Oxley Act of 2002	To consider NatWest Group's compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2002.	The committee received interim updates on the status of the bank's internal controls over financial reporting throughout 2023 enabling it to monitor progress and support management's conclusion at the year end. The committee continued to receive updates from management on control deficiencies that arose during the year, including those around IT General Control and IFRS 9 that remain open at the year end. The committee continued to monitor the plans and transition to more automated preventative key controls. The committee additionally received regular updates from EY on their assessment of SOX compliance, and the status and rating of control matters. The committee also reviewed the process undertaken to support the Group CEO and Group CFO in providing the certifications required under sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002.
Regulatory and financial returns	To review the controls and procedures established by management of NatWest Group for compliance with regulatory and financial reporting requirements.	As part of management's ongoing work to strengthen the financial reporting control environment in 2023, the committee received updates on the progress achieved to implement the findings of the industry-wide skilled person's review of regulatory returns. This work completed during 2023.
Control Environment Certification	To consider the control environment ratings of the businesses, functions and material subsidiaries and management's actions to ensure that the control environment is maintained or strengthened.	The committee received bi-annual reports on the Control Environment Certification, which were supplemented by the views of the second and third lines of defence. The committee was pleased to note that the overall Control Environment strengthened during 2023 with agreement across all lines of defence that NatWest Group had achieved an improved rating by the end of 2023. The committee emphasised the importance of timely issue remediation and monitored this during 2023.
Early event escalation	To monitor control incidents captured by the internal event escalation process.	The committee received bi-annual updates on the volumes and nature of the most significant control incidents escalated via the internal early event escalation process and any common themes. All Board directors were alerted to the most significant events throughout the year. A reduced volume of Major events was noted in 2023.
Whistleblowing	To monitor the effectiveness of the bank's whistleblowing policies and procedures. The committee Chair is also the whistleblowers' champion for NatWest Group.	The GAC monitored the effectiveness of the bank's whistleblowing process and received updates on the volume of whistleblowing reports and any common themes. The GAC Chair acts as NatWest Group's whistleblowers' champion, in line with PRA and FCA regulations, and meets regularly with the whistleblowing team. There is appropriate escalation of matters to the Board and dissemination of information to the principal subsidiaries to ensure a coordinated approach across the NatWest Group.
Legal and regulatory reports	To note material legal investigations (current and emerging) and any impacts on financial reporting; and to monitor the bank's relationship with relevant regulatory bodies including the FCA and PRA.	The committee received quarterly reports detailing new and existing major investigations and litigation cases. The committee considered the adequacy of provision levels and of the disclosures on potential legal issues. It satisfied in both respects. The committee also received updates on ongoing regulatory investigations, current and future areas of regulatory focus and the nature of the relationships with the primary regulators.
Other standards of control	In addition, the committee receives regular updates on matters pertinent to NatWest Group's standards of internal control.	The committee received an update on the bank's tax position and discussed matters including tax provisioning levels, significant provided and unprovided tax risks and deferred tax assets. For deferred tax, this considered sustainable profitability, the period of assessment, and changes against previous estimates. The GAC reviewed the disclosure on internal control matters in conjunction with the related guidance from the Financial Reporting Council. The committee received updates in respect of key changes proposed, but subsequently largely withdrawn, as part of proposed amendments to the UK Corporate Governance Code. During 2024 the GAC will continue to oversee and challenge management on plans to implement changes announced by the Financial Reporting Council which will impact future disclosures on internal controls from 2026.

Corporate governance continued

Financial and non-financial reporting

The GAC considered a number of accounting judgements and reporting issues in the preparation of NatWest Group's financial results throughout 2023. The committee reviewed the quarterly, interim and full year results announcements, the annual reporting suite of documents and other principal financial and non-financial releases for recommendation to the Board for approval. This included the Climate-related Disclosures Report and the ESG Disclosures Report.

Theme	Principal areas of focus	Outcomes
Expected credit losses	To review and challenge management's judgements in relation to credit impairments and the underlying assumptions, methodologies and models applied, and any post-model adjustments (PMAs) required. To also consider the impact of macro-economic risks on the credit environment.	The GAC focused on the key assumptions, methodologies and post-model adjustments applied to provisions under IFRS 9. Economic uncertainty persisted in 2023 as a result of high inflation and cost of living, and the impact of higher interest rates. In the absence of a significant increase in the level of defaults, the committee discussed role of models and PMAs in the determination of quantum of loan loss provisions. Inclusion of adjustments to reflect economic uncertainty, including elevated interest rates and inflation levels, were discussed with management. Industry benchmarking data remained helpful to the committee and informed its considerations. The committee challenged whether it would be possible to include the impairment impact of inflation as part of the IFRS 9 models. The committee noted that further data and a causal link were required and that post model adjustments would be retained. The committee will continue to scrutinise the application of post-model adjustments in 2024. The committee concluded that models are a core element of IFRS 9 but cannot capture all eventualities, in particular issues which have not occurred in the recent past. GAC believed judgement continues to play an important role in setting these provisions and PMAs are the key tool to enable this.
Valuation methodologies	To consider valuation methodologies, assumptions and judgements made by management.	The GAC considered valuation methodologies and assumptions for financial instruments carried at fair value and scrutinised judgements made by management on a quarterly basis throughout 2023.
Provisions and disclosures	To consider the level of provisions for regulatory, litigation and conduct issues throughout the year.	The committee reviewed the levels of provisions during the year for regulatory, litigation and conduct matters, and was satisfied these were appropriate. The committee challenged management on the robustness of two specific redress programmes, which required increased provisions, and received assurance from management that no further increases were anticipated.
Viability statement and the going concern basis of accounting	To review NatWest Group's going concern and viability statements.	The GAC considered evidence of NatWest Group's capital, liquidity and funding position and considered the process to support the assessment of principal risks. The GAC reviewed the company's prospects in light of its current position, the identified principal, and emerging risks (including climate risk) and the ongoing macro-economic developments such as supply chain challenges and rising inflation. FRC guidance was considered as part of the preparation of the viability statement for NatWest Group. The committee recommended both the going concern assessment and viability statement to the Board. (Refer to the Strategic report and Report of the directors for further information.)
Fair, balanced & understandable	To oversee the review process which supports the committee and Board in concluding that the disclosures in the Annual Report and Accounts and other elements of the year-end reporting suite of documents, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.	The committee oversaw the review process for the year-end disclosures which included: central coordination and oversight of the Annual Report and Accounts and other disclosures led by the Finance function; review of the documents by the Executive Disclosure Committee prior to consideration by the GAC; and a management certification process of the year-end reporting suite. The committee considered whether the annual, interim and quarterly disclosures met the UK Corporate Governance Code requirements to be 'fair, balanced and understandable'. It concluded each time that the releases satisfied the necessary criteria. The external auditor also considered the fair, balanced and understandable statement as part of the year-end processes and supported NatWest Group's position.

Corporate governance continued

Theme	Principal areas of focus	Outcomes
Climate-related Disclosures Report and ESG Disclosures Report	To review the principal non-financial disclosures made by NatWest Group and to ensure appropriate controls are in place to support the preparation of the information. These disclosures include the annual Climate-related Disclosures Report and the ESG Disclosures Report.	The committee focused on the continued development of the climate and ESG reporting control environment which supports non-financial disclosures. The GAC discussed and provided feedback on both the Climate-related disclosures report, which incorporated climate transition plan information, and the ESG Disclosures Report for 2023. A significant area of discussion on the Climate transition plan related to NatWest Group's dependency on external factors and whether they continued to support achievement of NatWest Group's climate ambitions. GAC noted the developing nature of Climate measurement standards, particularly in relation to the estimation of Scope 3 financed emissions, which has an inherent potential for double counting across entities in the same value chain. GAC noted that emissions estimates and other climate metrics should be read acknowledging these are in initial stages of development and subject to change as standards emerge and underlying data sources become more complete and developed. GAC recognised that climate measurement standards are not at the same level of maturity as accounting standards. Also, enhancements to availability of data and control frameworks will be required to align with IFRS financial statements. Currently, industry wide, the attestation provided by an auditor is to a weaker level than applies to IFRS financial statements.

Internal Audit

The GAC is responsible for overseeing the Internal Audit function, monitoring its effectiveness and independence.

Theme	Principal areas of focus	Outcomes
Quarterly opinions	To consider periodic opinion reports prepared by Internal Audit on the overall effectiveness of the governance, risk management and internal control framework, current issues and the adequacy of remediation activity.	The committee received quarterly opinion reports from Internal Audit, setting out the Function's view of the overall effectiveness of NatWest Group's governance, risk management and internal control framework, current issues and the adequacy of remediation activity. Internal Audit also outlined material and emerging concerns identified through their audit work. Internal Audit reported a continued steady strengthening of the bank's control environment over the course of the year. The committee considered the Function's opinion of the strength of the control environment.
Annual plan and budget	To approve Internal Audit's annual plan and budget prior to the start of each year as well as any significant changes required during the year.	The committee considered and approved Internal Audit's 2023 plan and budget at the end of 2022. The committee supported the planned focus of work on the most high-risk areas for the bank. The 2023 budget was consistent with the prior year, reflecting the delivery of efficiencies in the function. In December 2023, the committee approved Internal Audit's 2024 plan and budget.
Internal Audit Charter and independence	To approve the Internal Audit Charter each year and review the independence of the Chief Audit Executive (CAE) and function as a whole.	The GAC reviewed and approved the Internal Audit Charter which was consistent with prior years. The committee noted the Independence Statement and confirmed the independence of Internal Audit in December 2023.
Performance evaluation	To monitor and review, at least annually, the effectiveness of Internal Audit.	In 2023 the CAE continued to report to the GAC Chair with a secondary reporting line for administrative purposes to the Group CEO. This is consistent with prior practice and industry guidance. The GAC assessed the annual performance (including risk performance) of the function and CAE. The 2023 evaluation of the Internal Audit function was carried out internally. Stakeholders across the bank, including the GAC members, attendees and the external auditors, were invited to provide feedback, identifying areas of particular strength and those for enhancement. The overall findings were positive, and the Internal Audit function was found to be operating effectively with some opportunities to improve reporting, bench strength at more junior levels, and in respect of digital capabilities. An external audit quality assessment was performed in early 2023 by Deloitte which looked at 2022 performance. This found that the Function was a high-performing, progressive function that compared favourably to leading peers with improvements identified including the replacement of the existing audit management system and enhancement of digital capabilities. Progress on recommendations made from each evaluation will be overseen by the GAC in 2024.
Visit	To undertake an annual deep dive session with members of the Internal Audit leadership team.	Together with the BRC, the GAC participated in a successful deep dive session with Internal Audit's management team. A variety of issues impacting the function were discussed, including succession planning and bench-strength; talent and mobility; functional priorities; and the impacts of increased automation and use of technology in audits.

Corporate governance continued

External Audit

The GAC has responsibility for monitoring the independence and objectivity of the external auditor and the effectiveness of the audit process, and for reviewing NatWest Group's financial relationship with the external auditor and fixing its remuneration. Ernst & Young LLP (EY) has been NatWest Group's external auditor since 2016. In October 2022, the committee recommended that PwC be appointed as NatWest Group's auditor from 2026. The GAC complied with the requirements of the FRC's Audit Committees and the External Audit: Minimum Standard and the Statutory Audit Services for Large Companies Market Investigation Order 2014 for the year ended 31 December 2023.

Theme	Principal areas of focus	Outcomes
External audit reports	To review reports prepared by the external auditor in relation to NatWest Group's financial results and control environment.	The committee received quarterly reports on the review-related work and conclusions of the external auditor. The reports included EY's view of the judgements made by management, compliance with international financial reporting standards, and the external auditor's observations and assessment of effectiveness of internal controls over financial reporting.
Audit plan and fees	To consider the scope and planning of the external auditor in relation to the audit of NatWest Group. It is also authorised by the shareholders to fix the remuneration of the external auditor.	The GAC reviewed EY's 2023 plan. It welcomed the external auditor's focus on the innovation in the techniques applied as part of the audit and the commitment to provide an earlier interim view of control deficiencies by December 2023. In line with the authority granted to the committee by shareholders at the 2023 Annual General Meeting (AGM) to fix the remuneration of the external auditor, the GAC approved the audit fees for the year including the fee for the 2023 interim results. The committee received confirmation from the external auditor that the fees were appropriate to enable delivery of the required procedures to a high quality.
Annual evaluation	To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration all relevant professional and regulatory requirements.	The evaluation of the external auditor's performance in 2023 was undertaken to assess the independence and objectivity of the external auditor and the effectiveness of the audit process. The GAC members, attendees, finance directors of businesses and functions, and key members of the Finance team were consulted as part of the evaluation. Stakeholders were invited to assess the external auditor's independence, engagement, provision of robust challenge, bench strength and reporting. The evaluation concluded that the external auditor was operating effectively and with objectivity. Key strengths included bench strength and knowledge of the senior team, and the provision of robust challenge to management. Improvement areas included junior staff capabilities, the timeliness of reporting of issues, and greater consideration of the commercial implications of recommendations made.
Audit partner	To oversee the lead audit partner and resolution of any points of disagreement with management.	Micha Missakian has been EY's lead audit partner since February 2021. He attended all meetings of the committee in 2023 and met in private session with the committee members during the year. This provided the external auditor an opportunity to raise any points of disagreement with management. No such points were raised by the external auditor in 2023. It is expected that the lead partner rotation will occur during 2024. GAC has overseen the appointment of his successor, Javier Faiz, who was selected based on industry experience (including audit transition), audit quality and enhancement, partner stability and availability.
Additional reports prepared by the external auditor	To review reports prepared by the external auditor in relation to NatWest Group.	During 2023 the committee considered the results of the external auditor's assurance procedures on compliance with the FCA's Client Asset Rules for NatWest Group's regulated legal entities for the year ended 31 December 2022. EY also presented the findings of their audit of the Climate-related Disclosures Report and ESG Disclosures Report to the GAC.
Non-audit services	To review and approve, at least annually, NatWest Group's policy in relation to the engagement of the external auditors to perform audit and non-audit services (the policy).	All audit and non-audit services are approved by, or on behalf of, the committee to safeguard the external auditor's independence and objectivity. The GAC reviewed and approved NatWest Group's non-audit services policy in 2023. Under the policy, all audit-related services and permitted non-audit service engagements are approved by the GAC with updates presented to each scheduled meeting. Where the fee for a non-audit service engagement is expected to exceed £100,000, a competitive tender process must be held; where the fee is anticipated to be £250,000 or more, approval of all GAC members is required. For fees under £250,000, work can be approved on an interim basis by the GAC Chair, subject to subsequent ratification by the next scheduled GAC meeting. The policy permits the external auditor to undertake engagements which are required by law or regulation, or which relate to the provision of comfort letters in respect of debt issuance by the NatWest Group, provided prior approvals are in place in accordance with the policy. The policy also allows NatWest Group to receive services from EY which result from a customer's banking relationship, provided prior approvals are in place in accordance with the policy. All such approvals are subsequently reported to the GAC. Further details of the non-audit services policy can be found at natwestgroup.com. During 2023, the committee did not approve any significant non-audit engagements (where the fees exceeded £100,000) to be undertaken by the external auditor. The audit to non-audit fee ratio for 2023 was 16%. Information on fees paid in respect of audit and non-audit services carried out by the external auditor can be found in Note 6 to the consolidated financial statements. In January 2024, the GAC approved a significant non-audit engagement where the fees exceeded £250,000 in connection with a potential retail share offering.

Corporate governance continued

Report of the Group Board Risk Committee



Letter from Stuart Lewis,

Chair of the Group Board Risk Committee


Principal areas of focus
Operational risk
Risk management strategy
Data management
Conduct and regulatory compliance (including Consumer Duty)
Reputational risk
Capital, liquidity and funding
Credit risk
Model risk
Embedding of EWRMF and RCSAs
Financial crime

Dear Shareholder,

I am pleased to present my first report as Chair of the Board Risk Committee (the committee or BRC), having succeeded Morten Friis who stepped down as BRC Chair after the July 2023 meeting. I would particularly like to thank Morten for his skill and dedication in steering the committee through the recent periods of volatility in the geopolitical and external environment and for his counsel during the handover process. I became a member of the committee in April 2023, ensuring a smooth handover in our responsibilities.

This report describes how the BRC has fulfilled its role in overseeing and advising the Board in relation to current and potential future risk exposures and risk profile; and in overseeing the effectiveness of risk management frameworks and internal controls required to manage risk. In carrying out this important role, the committee helps to ensure that NatWest Group supports its customers through the prudent management of risk. More detail on the remit of the committee can also be found in its terms of reference which are reviewed annually and are available at natwestgroup.com.

Principal areas of focus in 2023

During 2023, BRC ensured its time was prioritised to focus on NatWest Group's principal and emerging risks. Financial crime has remained a key area of focus and the committee was pleased to see it return to appetite. The external environment has influenced the focus of the committee this year, particularly its impact on NatWest Group's risk profile in relation to capital, stress testing, liquidity and funding, and credit risk.

Other areas of focus have included oversight of the execution of the Risk Management Strategy; model risk remediation; oversight of implementation of the enterprise-wide risk management framework (EWRMF) improvements, particularly the Risk and Control Self-Assessment (RCSA); conduct and regulatory compliance (including the implementation of Consumer Duty requirements); and oversight of a wide range of operational risk matters. In addition, the committee received regular updates on data management and BCBS239. Reputational risk was an emerging area of attention given the internal and external focus on customer exits, branch closures, and deposit rate pass-through.

It is expected that these will continue to be areas of focus in 2024 as NatWest Group drives towards return to appetite in relevant areas; implements changes to meet regulatory expectations; and continues to respond to the external environment and cost of living pressures.

Further information on key topics considered during the year and areas of focus and challenge by the committee is provided on the following pages.

Membership

BRC comprises three independent non-executive directors. The details of the members and their skills and experience are set out on pages 84 to 87.

Patrick Flynn is Chair of the Group Audit Committee of which I am also a member. Lena Wilson is Chair of the Group Performance and Remuneration Committee (RemCo). This common membership helps to ensure effective governance across the committees.

Regular attendees at BRC meetings include: the Group Chairman, Group CEO, Group CFO, Group CRO, Group Chief Legal Officer and General Counsel, Group Chief Audit Executive, and the External Auditor. External advice is sought by the committee where appropriate.

Francesca Barnes and Ian Cormack attended committee meetings as observers in their capacity as members of NWH Ltd's BRC. Meetings of the Group and NWH Ltd's BRCs share much of a common agenda and are generally held in parallel.

Meetings and visits

There were eight scheduled meetings of the committee held in 2023. Six of the eight meetings were held in person, with the remaining two meetings held virtually during the year. Details of meeting attendance can be found on page 97. The committee reported to the Board on the committee's activities after each meeting, escalating matters for the Board's attention as appropriate.

Outside formal meetings, BRC met with the Risk Leadership Team and considered improvements to the risk management report. Dinners were arranged to discuss the future direction of the Risk function, the committee's priorities, and the operation of the committee.

Corporate governance continued

Members of the Group and the NWH Ltd BRCs also undertook a programme of visits to the Risk, Internal Audit and Finance functions, in conjunction with members of the Group and NWH Ltd Audit Committees.

I would like to thank my fellow committee members for their contributions and commitment during the last year.

Stuart Lewis
Chair of the Group Board Risk Committee

15 February 2024

BRC Chair's induction

A full, formal and tailored induction was devised, which took into consideration my background and existing knowledge. As part of my induction, I had a series of meetings with the outgoing BRC Chair, fellow non-executive directors, the Group Chairman, the subsidiary Board Risk Committee Chairs, and external auditors. I had detailed sessions with executives and subject matter experts and attended NatWest Group Board training, the subsidiary non-executive director conference, and the Colleague Advisory Panel. The meetings were designed to give me a comprehensive overview of the principal risks facing NatWest Group and to address areas of particular regulatory interest.

Principal areas of Board Risk Committee focus in 2023

The table below describes the Board Risk Committee's principal areas of focus in 2023, alongside key outcomes and stakeholders considered.

Theme	Principal areas of Board Risk Committee focus	Outcomes
Financial crime	Oversight of the management and return to appetite of financial crime risk, which continued to be a key focus area for NatWest Group throughout the year. Quarterly updates were presented from all three lines of defence and supplemented by updates from the Group CRO at each meeting. These included progress updates on return to appetite plans, transformation and emerging risks/issues. Additionally, BRC considered the Money Laundering Reporting Officer's (MLRO's) report[1] and the annual Group financial crime risk assessment.	Throughout the year, the committee challenged management on return to appetite timetable, adequacy of resource and external support, and the pace of transformation and remediation to protect customers by driving improvements in financial crime. This included interrogating any differing views among the three lines of defence on confidence in the return to appetite time frame. The committee also requested progress updates from specific subsidiary entities as required. Additionally, ahead of the return to appetite in 2023, the committee ascertained from management the level of funding required to maintain the risk appetite position and the evolution of financial crime risk to ensure that threats were monitored and mitigated effectively. The committee acknowledged the significant achievement of financial crime's return to appetite, reflecting an improved control environment, and that this had been accomplished by close, collaborative work by all three lines of defence. The committee also reviewed proposed new risk appetite measures concerning the timeliness and quality of a number of financial crime processes and recommended them to the Board.
Model risk	BRC maintained close oversight of management activity to return to appetite for model risk through regular detailed updates. There was particular focus on the Internal Ratings Based models and updates were provided on the programme of work to support changes to the Model Risk Management framework and the evolving regulatory landscape, particularly compliance with the PRA's Supervisory Statement (SS1/23).	BRC held management to account on return to appetite plans and was pleased that model risk returned to appetite in April 2023. A key focus area during 2023 was the amendment of Internal Ratings Based models to comply with regulatory changes and their submission to the PRA. The committee challenged management on progress, timings and regulatory expectations while noting the evolving regulatory landscape. The committee received reports from management on its proposed approach and assurances that it was working closely with the PRA. Management also confirmed that performance issues with incumbent models were well understood and mitigated. Additionally, the committee was keen to understand the robustness of the validation process for artificial intelligence-related models which will be a continuing area of interest during 2024.

(1) Reviewed by BRC in line with the committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

Corporate governance continued

Theme	Principal areas of Board Risk Committee focus	Outcomes
Risk function oversight and risk management strategy	BRC monitored the effectiveness of the Risk function and received quarterly progress updates (including reviews by the Internal Audit function) on the action plan established in 2022 to oversee work to enhance Risk's effectiveness. The committee approved the Risk Management Strategy which defines the strategy for risk management for NatWest Group and received regular progress updates.	BRC held management to account as necessary on progress and timelines of the Risk Effectiveness Action Plan and was pleased that both Risk and the Internal Audit function agreed in November 2023 that the programme could be closed with remaining multi-year milestones transitioned to a strategic BAU programme. BRC received regular updates on the Risk Management Strategy and challenged management to prioritise focus on the programmes with the most significant impact.
Enterprise-wide risk management framework (EWRMF) embedding (including risk appetite and Risk and control self assessment (RCSA) activity)	The EWRMF is NatWest Group's primary risk management and risk governance document. BRC received regular updates on the effectiveness of the EWRMF, particularly implementation of the updated RCSA process. This included detailed oversight of achievement of milestones, ensuring that anticipated benefits were delivered in the control environment and that lessons learned from the initial pilots were incorporated into subsequent assessments. **Further details can be found in the Risk and capital management section of the report on page 170.**	The annual review of the EWRMF was presented to the committee in December 2023. It was recommended to the Board for approval and was supported by Internal Audit's review of EWRMF. The committee was pleased with the significant progress made on RCSAs with all 2023 milestones completed. The committee oversaw the refresh of both qualitative risk appetite statements and the quantitative risk appetite measures in line with the EWRMF. The committee supported the changes to risk appetite measures to provide broader coverage of focus areas at a Board level. Key changes were to capital risk, liquidity and funding risk, credit risk, traded market risk, operational risk, climate risk, financial crime, and reputational risk. The committee queried whether there needed to be increased focus on people risk, broader ESG risk, and 'near miss' events and challenged management to ensure risk appetite limits and triggers were set appropriately, with changes made to the proposed limits and triggers as a result. The committee provided feedback to ensure that the measures met regulatory expectations and were robust. The committee considered spotlights on all principal risks during the year. Further information on these can be found in the respective sections of this report. The committee also reviewed proposed updates to the Key Risk Policies[(1)] and approved them under its Board-delegated authority.
Risk profile and reporting	Time was spent at every BRC meeting reviewing NatWest Group's current and future risk profile relative to risk appetite via risk management reports, with a particular focus on the external environment including the UK and global economic outlook, liquidity and funding, credit risk, operational risk, and emerging risks and threats.	The committee continued to challenge management to improve the format and content of the risk management report, resulting in the introduction of a new risk management report during 2023 with a focus on highlighting key messages clearly and succinctly, strengthening data, providing more trend analysis, and reducing the overall length of the report. The committee encouraged management to include headlines and outlook, focus on reporting on risk and returns, include commentary on return to appetite plans where applicable, and continue to progress plans to automate the reporting. Additionally, the committee emphasised the importance of robust data and metrics. The risk report will continue to be refined during 2024.

(1) Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectation, guidance and standards that stipulate the nature and extent of permissible risk taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.

Corporate governance continued

Theme	Principal areas of Board Risk Committee focus	Outcomes
Risk profile and reporting (continued)	The committee received an annual spotlight on top and emerging threats which focused on proposed changes to the framework and the increasingly intertwined nature of top and emerging threats.	BRC continued to focus on principal and emerging risks and their strategic impact. Liquidity & funding, including the impact of the collapse of Silicon Valley Bank and Credit Suisse, the resulting global financial turbulence and the mitigating actions taken by management, were considered during the year, as were the continuing impact of Russia's invasion of Ukraine, the cost-of-living pressures affecting our customers and our colleagues, and management of first and second order risks as a result of the Israel/Gaza conflict. The committee requested that management provide an overview of how the top and emerging threats work informed NatWest Group's strategy and business model and how NatWest Group responded to crystallising threats. The committee supported the Board in its oversight of customer exits and reputational risk and received updates on the outputs and recommendations from the reviews carried out. The committee considered the annual reputational risk spotlight which included changes to the reputational risk policy and risk appetite metrics to align with the recommendations. Detailed reports on legal and regulatory developments and litigation risks were considered on a quarterly basis and verbal updates were provided at intervening meetings. Quarterly reports were received from the Chairs of the franchise risk committees and board risk committees of material regulated subsidiaries, providing oversight of key risk and control issues and a channel for escalation of issues. The BRC Chair joined the meetings of the board risk committees of material regulated subsidiaries and the Chairs of these committees were also invited to join BRC meetings throughout the year.
Transformation/ Major Change programmes	BRC maintained oversight of the delivery of NatWest Group's transformation and material change programmes and their position relative to risk appetite. The committee also received an update on the management of UBIDAC withdrawal risks as part of the phased withdrawal from the Republic of Ireland.	Regulatory programmes were a particular area of interest during 2023 and BRC sought assurance from management that there was sufficient budget and resource for all regulatory programmes, including Consumer Duty, and that there was appropriate connectivity between the businesses' risk profile and investment.
Conduct and regulatory compliance risk (including Consumer Duty and ring-fencing compliance)	Conduct and regulatory compliance remained a key area of interest for the committee given the breadth of issues it impacts. A spotlight on conduct and regulatory compliance highlighted the developments and improvements that had taken place during 2023, progress made in ring-fencing compliance, Consumer Duty and surveillance remediation as well as the work carried out to enhance reporting in order to support oversight.	The committee sought to understand how management evidenced conduct and control improvements that had been put in place. The committee supported the Board in overseeing management's progress in addressing Consumer Duty requirements through regular updates on a detailed milestone plan to implementation. The volume of work to be carried out and the challenging timelines were acknowledged by the committee, and it questioned all three lines of defence to gain assurance that the milestone plan continued to meet regulatory expectations, that there was sufficient budget and resource, and that focus remained on the correct areas. The committee received regular updates from management on ring-fencing conflicts and its approach to support the Board ring-fencing compliance attestation and was pleased that it was successfully submitted in March 2023.

Corporate governance continued

Theme	Principal areas of Board Risk Committee focus	Outcomes
Operational risk, operational resilience, and cyber security	Operational risk has been a key area of focus for BRC throughout the year. It received regular updates on NatWest Group's operational risk profile and risk appetite. This included updates on operational resilience, manual controls, fraud, near misses, end of life systems, and information and cyber security. The committee considered the operational resilience self-assessment[1] in detail prior to approval by the Board, with important business services and associated impact tolerances operating as the foundation for the assessment. The committee also received biannual spotlights on payments technology, controls and architecture which included the outputs from an end-to-end review. In addition, updates on information security contained in the risk management report were reviewed at every meeting and BRC dedicated time to the consideration of cyber risk, the external threat landscape and the actions being taken by management in response during the presentation of the annual information and cyber security spotlight. This included detail on the work being undertaken to ensure that new technological advances such as machine learning are introduced in a safe and secure way and the measures in place to support an increasingly consistent approach to security.	The committee was pleased to see a lower number of operational control events during 2023. It remained an area of focus for the committee and regulators and the committee requested that additional detailed updates on operational risk performance and trends be provided. The committee challenged management on the number and mitigation timescales of Very High unaccepted risks and received updates on the methodology and framework that had been put in place. The committee received regular updates in respect of end of life systems, investment levels and how NatWest Group compared to its peers. Following challenges and queries from the committee, the addition of two end of life Board-level risk appetite measures were approved by the Board in December 2023. Manual controls are a key area of concern for BRC and the committee requested quarterly updates on the management of and the progress made in reducing their number. Particular focus was given to a review of manual controls within payments processing and how the review was expected to drive improvements. The committee will continue to challenge management on the reduction of manual controls and drive to automation during 2024. Throughout the year the committee challenged the scope and coverage of operational risk appetite and, in response, new Board-level risk appetite measures designed to cover the material operational risk focus areas and overall management of operational risk were approved by the Board in December 2023.
Data management and BCBS239	Data is a continuing area of focus for the BRC and it received reports on the data management risk profile, including the activity underway to transform data consumed by Risk and Finance functions for risk and regulatory reporting purposes and progress in responding to issues identified as part of a 2022 industry-wide data thematic review.	The committee continued to emphasise the importance of a cohesive approach to data management in order to resolve concerns around the timeliness and accuracy of some data and encouraged management to work collaboratively across these programmes. The committee sought clarity on completion dates for all activities within the data strategy in order to track progress. The committee received regular updates on compliance with BCBS239. This included findings from an Internal Audit assessment and management's response to it. The committee challenged management on the methodology used to assess NatWest Group's compliance status and discussed the role that the BCBS239 Framework played in improving overall data quality. Changes to the BCBS239 Framework were reviewed and approved by the committee under Board delegated authority.

(1) Reviewed by BRC in line with the committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

Corporate governance continued

Theme	Principal areas of Board Risk Committee focus	Outcomes
Outsourcing and third party risk management	BRC maintained oversight of NatWest Group's outsourcing and third party risk management to facilitate oversight of the identification and management of third-party related risks. In particular, the committee focused on the management of Cloud providers and related risks. BRC received progress updates from management on Outsourcing Risk Standards, policy and framework as well as the design and deliverables of the Third Party Risk Management Programme. The committee continued its oversight over NatWest Group's critical service providers.	In response to questions and challenges from the committee, management provided detailed information to confirm appropriate exit plans were in place for critical service providers, including cloud suppliers. BRC also discussed management's response to a regulatory review in relation to exit plans and stressed exit plans and challenged management as necessary on timings and progress. The committee challenged management to adjust processes as required to ensure an enriched view of supplier risk by sector, optimising internal credit risk resources. In response to a request from the committee, management provided an overview of the outputs and findings from cloud scenario testing which had been carried out. The committee discussed the improvement opportunities that management had identified, the regulatory landscape and NatWest Group's position relative to its peers. The committee sought enhancement to risk appetite metrics in relation to cloud hosting and a Board-level cloud risk appetite measure was approved by the Board in December 2023. The committee recommended the outsourcing policies for Board approval.
Financial and Strategic risks	Regular monitoring of principal financial and strategic risks is a pivotal part of BRC's role both via routine risk reporting and via regular focused reports. Particular attention was paid to deposit and liquidity risk, and discussions took place concerning NatWest Group's deposits strategy, the interest rate environment and position relative to its peers. BRC reviewed capital, liquidity and funding requirements during 2023 and also reviewed capital distribution proposals prior to Board consideration. BRC received separate updates on the retail and wholesale credit risk portfolios in addition to reporting on credit and market risk within the risk management report. The committee also received updates on the decisions made by the Executive Credit Group. Further spotlights were considered in respect of traded and non-traded market risk.	**Credit risk and market risk** – Management updated BRC on the sources of credit risk, including asset quality, risk management approach, risk appetite and controls. Following a challenge from the committee and extensive reviews, management assured BRC that no leading indicators of a deterioration in quality were being seen in either the retail or wholesale credit loan portfolios. In order to support the management of key and material segments of the wholesale and retail credit portfolios further, additional Board-level risk appetite measures were approved by the Board in December 2023, covering mortgages, unsecured lending, securitisations, leveraged funds and the commercial real estate portfolio. The committee also questioned management on the measures put in place to support customers in difficulties due to the cost of living crisis, including problem debt preparedness and monitoring for signs of stress. The committee requested updates from management on specific focus areas as they arose during the year, including in relation to mortgage payment shock and the management of personal accounts used to run businesses, and received assurances from management that a pro-active approach was being taken across NatWest Group with sufficient resource levels in the customer services teams. In relation to market risk, management provided the committee with an overview of the measures that had been put in place to manage the volatile external environment; how risks were being mitigated; and the Group's position in relation to its peers. **ICAAPs, ILAAPs and Budget and Risk Appetite Stress Tests[(1)]** – The committee reviewed and recommended to the Board the scenarios to be used during 2024 for the budget process, IFRS 9 management, and the monitoring of the risk profile relative to the approved risk appetite. BRC considered the budget and budget stress test as well as the ICAAP and ILAAP for NatWest Group and recommended them to the Board for approval. The committee approved the ILAAP scenarios under delegated authority. The committee challenged management on the basis for the downturn scenarios and received confirmation that the scenarios had been adjusted to reflect the faster movement of deposits. **Liquidity and funding** – In light of the volatile external environment, the committee requested additional information from management regarding NatWest Group's deposit strategy. Additionally, in response to a challenge from the committee, management provided a training session to the Board that focused on liquidity and funding. **Capital distributions** – The committee provided a detailed review of proposals for capital distributions to shareholders prior to approval by the Board, including a directed buyback and on-market buybacks. **Climate risk** – The committee received regular reporting on NatWest Group's performance against the climate risk appetite measures and was provided with an overview of progress during 2023, the performance of franchises and functions in embedding the climate risk framework, and nature risk considerations. From January 2024, climate risk appetite measures were updated to reflect the existing Climate transition plan and expanded to include nature risk. The committee challenged management on whether updates were required to the 2030 ambitions and targets in light of the external policy environment and received assurance from management that these will be reviewed and revised, aligned with target setting frameworks and external developments.

(1) Reviewed by BRC in line with the committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

Corporate governance continued

Theme	Principal areas of Board Risk Committee focus	Outcomes
Financial and Strategic risks (continued)		**Pension risk** – The committee received updates on pension risk's performance against risk appetite in each risk management report. Additionally, the committee received a dedicated spotlight on pension risk which included confirmation that no significant Pillar 2A or 2B capital impacts arose as part of the 2023 ICAAP.
Stress testing, recovery plans and the resolvability self-assessment	BRC reviewed in detail the stress testing activity undertaken by management to identify and monitor risks and threats. BRC also monitors and challenges the development of plans which would allow NatWest Group to be dealt with effectively in the event of financial failure.	**Stress testing scenarios** – Stress testing scenarios used to monitor and measure risk profile have been kept under close review by the committee given the turbulent external environment and the importance of capturing the range of outcomes NatWest Group needs to be prepared for. In relation to risk appetite and risk monitoring, the committee supported management's use of stress testing, sensitivity testing, and scenario analysis tools and challenged management regarding the reporting of additional stress testing data points in the risk management report. BRC considered the stress scenarios to be used for monitoring a moderate, severe and extreme stress. **Recovery Plan** – Whilst no regulatory submission was required in 2023, BRC received detailed status updates and feedback from the PRA was reported. **Resolvability self-assessment** – The committee reviewed the 2023 Resolvability Self-Assessment[(1)] and recommended the final submission to the Board for approval. Additionally, the BRC Chair attended a series of meetings with management focusing on the resolution barriers. Management confirmed that feedback from the Bank of England's 2021 assessment had been addressed. The committee discussed how resolvability was evidenced and the controls in place across the Group to ensure that processes were being followed.
Control environment	BRC continued to monitor the effectiveness of internal controls required to manage risk and was provided with updates regarding the control environment ratings of NatWest Group, franchises, functions, Digital X, and legal entities.	The committee continuously challenged management on progress towards an improved control environment, with particular focus on Financial Crime, Wealth, and RBSI. The committee reviewed and supported management's report on the effectiveness of internal controls required to manage risk.
Accountability and remuneration	BRC continued to provide oversight over the risk dimension of performance and remuneration arrangements, as well as providing accountability review recommendations from a risk management perspective, working closely with RemCo.	**Remuneration** – The risk and control goals of the NatWest Group Executive Committee members and relevant attendees (ExCo) were considered by the committee and continued to focus on ensuring alignment with regulatory expectations as well as key risk management deliverables. These were recommended to RemCo, together with the individual performance goals for the Group Chief Risk Officer. BRC also considered the risk and conduct performance of ExCo, to ensure a fair reflection of risk and conduct performance in variable pay award and vesting outcomes. In response to questions and challenges from the committee, management explained the rationale for any proposed risk-related adjustments to variable pay, including annual bonus awards, the grant of relevant Restricted Share Plan awards and vesting of the 2021 Long-Term Incentive awards, and BRC recommended them to RemCo. The committee discussed and recommended to RemCo proposed risk adjustments to NatWest Group's bonus pool calculation to reflect NatWest Group's risk and conduct management performance. The committee particularly focused on the weighting given to specific events and challenged management on its rationale. **Remuneration policy** – The committee carried out its annual review of the Material Risk Taker identification process and had no concerns to escalate to RemCo. **Accountability** – The committee continued its oversight of regulatory reportable events, other material investigations and resultant accountability review recommendations, advising RemCo on the appropriateness of these recommendations from a risk perspective. **Further detail on how risk is considered in remuneration decisions can be found in the Report of RemCo on pages 138 to 139.**

(1) Reviewed by BRC in line with the committee's role to review reports and regulatory submissions on behalf of the Board and recommend them for approval.

Corporate governance continued

Report of the Group Sustainable Banking Committee



Letter from Yasmin Jetha,

Chair of the Group Sustainable Banking Committee


Climate and environmental progress
People, culture and learning
Customer
Technology, data and innovation
Enterprise
Supporting long term value creation
Principal areas of focus

Dear Shareholder,

I am delighted to present my first report as Chair of the Group Sustainable Banking Committee (the committee or SBC).

I would like to take this opportunity to thank the previous committee Chair, Mike Rogers, who served as SBC Chair since 2018 and provided outstanding leadership to the committee.

During 2023, the committee continued to support the Board in overseeing, supporting and challenging actions being taken by management to run the bank as a sustainable business, capable of generating long-term value for stakeholders. This year our agendas and rich discussions have maintained a strong focus on our support for customers, colleagues and communities.

We held several spotlight sessions throughout the year, covering the principle areas of focus for the committee, namely climate, learning, enterprise, customer, people and culture, conduct and ethics, and technology, innovation and data. The views of internal and external stakeholders were sought wherever possible and meeting time was prioritised towards meaningful debate and discussion.

The 2022 committee performance evaluation sought more frequent updates on key topics, which was reflected in the agendas. During the year we strengthened our operating rhythm by establishing a new framework for the SBC, ensuring focus on outcomes and long-term value creation, benefits to the customer and learning from best in class, including other industries.

Expanded remit of the committee

The Board agreed to retire the Technology and Innovation Committee (TIC) on 30 April 2023 and, with effect from 1 May 2023, the committee's remit was expanded to include technology, innovation and data.

At its final meeting in March 2023, TIC considered: an update on technology capabilities and ambitions, which form part of the NatWest Digital X strategy; a spotlight on payments, which considered the current and future landscape and required areas of action; and progress on data architecture. The committee encouraged further strategic focus on payments and consideration of forthcoming regulatory changes. Updates on data strategy have continued to be provided to the Board and Group Board Risk Committee during the year.

Combining the SBC and TIC agendas has ensured that our Board committee structure continues to support the Board in overseeing the execution of our strategy and promoting NatWest Group's long-term sustainable success. Technology, innovation and data are integral to our strategic priorities as we strive to be a relationship bank in a digital world.

In July 2023, the committee's Terms of Reference (ToR) were updated to formalise the committee's role in overseeing Consumer Duty on behalf of the Board, including oversight of the implementation plan and ensuring Consumer Duty is properly embedded within NatWest Group. The updated ToR also referred to the Group Consumer Board Champion being a member of the committee.

Membership

In April 2023 the committee was delighted to welcome Roisin Donnelly as a member who brings a wealth of experience in customer, data and digital transformation matters. Roisin was also confirmed as Consumer Duty Board Champion in April 2023. Following the departure of Mike Rogers and Graham Beale from the Boards, membership of the committee comprised three non-executive directors, with one non-executive director from the NatWest Holdings Limited Board observing, along with management attendees. More details of membership and attendance of the committee can be found in the Corporate Governance report.

Corporate governance continued

Meetings

The committee continues to hold five meetings per annum and reports to the Board on the committee's activities after each meeting, escalating matters for the Board's attention as appropriate. All meetings were held in person. The committee operates under delegated authority from the Board and its terms of reference are available on natwestgroup.com. These are reviewed annually and approved by the Board.

Conclusion

The committee has continued to effectively support the Board and has played an important role in providing detailed consideration of matters which will drive NatWest Group as a sustainable business generating long-term value for stakeholders. We have continued to benefit from a broad range of internal and external stakeholder perspectives, to better understand how NatWest Group's actions are supporting our customers, colleagues and society.

I want to take the opportunity to thank everyone who has contributed to the committee's activities during 2023, especially committee members and attendees for their support and continued commitment.

Yasmin Jetha
Chair of the Group Sustainable Banking Committee

15 February 2024

Theme	Principal areas of committee focus	Outcomes
Climate and environmental progress	Presentations considered progress on climate matters and principal focus areas for 2023 to support our climate ambitions. This included consideration of climate-related risks, growth opportunities and trade-offs. Pilots on the Property (home retrofit) and Food systems were presented which demonstrated the use of the systems thinking approach and potential associated growth opportunities. The committee received updates on strategic partnerships established to develop our thinking and help identify and solve climate-related problems. Updates on sustainable bonds and green finance products demonstrated the initiatives underway to support customers in various sectors. The committee reflected on the positive external market reaction to NatWest Group's 2022 Climate-related Disclosures Report and announcements published in February 2023 and considered the steps being taken for this to continue to develop, acknowledging the challenges faced by macro factors and external headwinds. The committee has continued to support the Board in its oversight of the implementation and delivery of the Climate transition plan. Updates were provided on the tools and processes that we have started to develop to support customer engagement within our newly developed Climate Decisioning Framework, as well as work to incorporate the Climate transition plan in forecasting and budget processes. The committee also received progress updates in relation to our climate and sustainable funding and financing target and learned about efforts to co-develop solutions with corporates to deploy climate and sustainable funding and financing funding in supply chains. The committee welcomed Stuart Graham (Senior Partner) from Bernstein Autonomous Research LLP, who provided expert observations and feedback on NatWest Group's progress and future improvement areas. It was noted that NatWest Group ranked second globally in The Autonomous Paris Readiness Index (APRI), published in 2022, which ranks banks on climate risk, with a heavy weighting on managing transition risk. The committee considered steps being taken to embed Environmental, Social and Governance (ESG) across our supply chain and how this compared to peers. The update detailed key activities to align our supply chain to the bank's climate ambitions, including the refreshed Supplier Charter, which helps set expectations of suppliers and the deepening of understanding of human rights risks in the supply chain. Supply chain decarbonisation pilots have provided insights that inform 2024 approach and plans. The committee noted NatWest Group's ESG rating performance and other key themes arising in relation to this.	The committee had detailed discussion on the external headwinds impacting NatWest Group's ability to achieve its 2030 climate ambitions and targets. Whilst it was acknowledged that there are a number of factors outside NatWest Group's control, including reliance on UK Government policy, the committee challenged the sufficiency of actions taken by NatWest Group to close gaps against its climate ambitions and targets. The committee encouraged focus on supporting customers through their transition and wanted to understand customer feedback on the tools being provided to ensure they were useful. The committee was keen to understand the ability to scale initiatives to provide support to more customers and the limitations faced as a result of the UK's infrastructure. The committee encouraged consideration of opportunities across the whole of the UK and the use of Regional Boards.

Corporate governance continued

Theme	Principal areas of committee focus	Outcomes
People, culture and learning	Given significant focus on culture and alignment to the strategy, an update on progress on the One Bank Culture journey and the key drivers of culture was provided. A healthy culture, strong purpose, high levels of engagement and clear values were confirmed. Spotlights on leadership capability, scaling experimentation, and changes to performance management processes demonstrated the work being undertaken to drive a One Bank culture. Acknowledging the integral role of ethics in the assessment of NatWest Group's culture, the committee wanted to understand how business ethics was monitored and reported at NatWest Group. The committee considered action being taken by management to implement our Future Workforce Design, to ensure the bank has the right skills, capabilities and roles for the future and can respond to the internal and external environment at pace. The committee learned how our Future Workforce Design approach will deliver the workforce needed in the face of changing customer expectations, technology advances, and future workforce trends. The committee reviewed impacts on two specific areas, Human support in Retail and Software engineering in Digital X, and noted the changes in the nature of work and skills required in the future. The committee considered how the HR Transformation programme will improve colleague experience by providing more efficient, effective and economical HR services resulting in the acquisition of new capabilities, adopting new ways of working and empowering colleagues to deliver great outcomes for customers and communities. The evolution of the operating model will also support the delivery of Colleague Journeys, aligned to the One Bank vision and pivot to growth. On behalf of the Board, the committee noted the approach taken to the development of workforce policies and practices.	The committee acknowledged the strong bank-wide culture scores but wanted to understand variance in businesses and functions. It was noted that the creation of a people index allowed areas of challenge across NatWest Group to be identified. The committee encouraged management to monitor the impact of experimentation, including how it would enhance culture and psychological safety. The committee was pleased with the scale of management's ambition on the Future Workforce Design but it was acknowledged that there were many aspects which needed to be aligned to deliver success. The committee encouraged management to ensure that any potential disproportionate impact on gender and other forms of diversity was managed carefully to ensure equitable treatment of all employee groups. The positive potential to offer employees more rewarding work was also noted. The committee supported the ambitious work being undertaken on the HR Transformation update and noted the importance of technology enablement to deliver efficiency savings. The committee noted the importance of closely tracking benefits to deliver the projected value creation.
Customer	The committee considered actions being taken by management to improve customer service and experience across key customer segments. Committee discussion focused on Consumer Duty, customer vulnerability and our response to the economic environment. Consumer Duty has been a priority focus of the committee during 2023. There have been a number of spotlights to ensure timely updates on the work underway to embed the Duty and review progress towards key milestones and compliance as at July 2023 and phase two in July 2024. The Consumer Duty Board Champion is a member of the committee and provided input on their industry discussions and engagement with management on steps to embed the Duty. The committee also received the annual Internal Audit Behavioural Risk review which focused on the work being undertaken on Consumer Duty. The committee had a spotlight session on Competition and Markets Authority (CMA) Service Quality Survey performance and plans to improve customer advocacy. The committee wanted to understand how the CMA survey and Net Promoter Scores were used and the usefulness of the survey to our customers and colleagues. The discussion on customer vulnerability considered how the bank's approach has been materially improved in the past 18 months and is already improving outcomes for customers. Through data and monitoring we now identify more vulnerability via inferred vulnerability and customers who have disclosed to us. Discussions on branch closure and fraud helped to demonstrate how vulnerability is considered in the bank's decision-making. The committee received a Cost of Living brief at every meeting providing insight into how our customers are responding to the external environment and how we are supporting the people, businesses and communities we serve.	The committee discussions focused on meeting the required outcomes under the Consumer Duty legislation. Discussions focused on how communications would be reviewed to ensure customer understanding of financial products and how data would be used to evidence good customer outcomes. The directors supported the risk-based approach to remediation. In relation to customer vulnerability, the committee sought to understand the number of customers that could be considered vulnerable and how customers were identified by the bank as potentially vulnerable. The committee agreed it was important it continued to focus on cost of living actions being taken to support customers since it was anticipated the external environment would continue to be challenging.

Corporate governance continued

Theme	Principal areas of committee focus	Outcomes
Technology, data and innovation	Sessions focused on innovation and partnerships, payments, and artificial intelligence (AI) and automation. The committee received an overview of our new, bank-wide innovation framework which was being used to catalyse bank-wide growth through structured Innovation which would scale and deliver initiatives through the core bank. The committee considered new payment initiatives intended to stem the disintermediation of payments income, including Take Payments and Tap to Pay. AI and automation is a key area of focus developing at pace, and the committee considered AI use cases being deployed across NatWest Group for customer benefit, noting how they could enhance the existing automation strategy. The committee noted progress made in evaluating the areas of potential value for leveraging AI and associated risks. The committee acknowledged the importance of risk management and controls and discussed the use of model risk governance. Andrew Rogoyski, a member of the Technology Advisory Board and AI expert, joined the session and provided an external perspective. A number of other Board members also joined the session.	The committee was keen to understand how partnerships were used in the innovation ecosystem and encouraged management to consider the use of accelerator hubs and universities to support innovation initiatives. The committee considered the programme to encourage colleagues to bring forward potential future initiatives and discussed how capabilities could be enhanced to drive more innovation at all levels across the bank. The committee requested that the SBC MI Report be enhanced with new metrics relating to technology, innovation and data to allow it to monitor progress. The committee wanted to understand how payments initiatives progress and requested a future update on the underpinning payments technology architecture to understand risks and opportunities in this area. The committee was keen to understand how improvements and benefits as a result of AI were being measured. The committee considered the approach to AI in various jurisdictions and amongst regulators. The committee emphasised the importance of management's approach to AI being sufficiently customer focused to ensure stakeholder trust was maintained.
Enterprise	The committee received an update on NatWest Group's Enterprise activity, including the strategy and partnership approach. The committee heard feedback from customers on the importance of the support provided to them by the accelerator hubs. The committee discussed the SME (small and medium-sized enterprises) banking market context and NatWest Group's position. The session reflected on our broad proposition that enables us to serve all customers in this segment with distinctive elements, including FreeAgent, Mentor, and Enterprise support. The update included a spotlight on the work undertaken internally and in partnership with Aston University to measure the impact and outcome of NatWest Group's interventions on its Enterprise activity. The analysis demonstrated improved survivability and growth rates of those customers involved in accelerator hubs versus a control group. Professor Mark Hart (Enterprise Research Centre, Aston University) presented the findings of work to date and noted that the impact measurement results were interim and would continue to develop. He commended the results achieved given the external context of the business environment.	The committee discussed both the growth opportunity and challenges in relation to NatWest Group's Enterprise ambitions. The committee discussed the changing competitive landscapes and the entrance of alternative finance providers to the sector and activities. The committee was keen to understand how the accelerator hubs compared to other programmes across the industry and how they could be scaled without reducing impact to ensure greater support for customers. The committee noted the innovative approach presented in relation to measuring impact, which should provide robust analysis and metrics upon which stakeholders could measure NatWest Group.

Corporate governance continued

Theme	Principal areas of committee focus	Outcomes
Supporting long term value creation	The committee supported the Board in overseeing the initial work to reflect on the purpose and understand how this might evolve. This included consideration of the desktop research, and internal and external stakeholder perspectives. The majority of Board members joined the committee for these discussions. Sarah Gillard, the CEO of the Blueprint for Better Business, provided her perspectives following interviews with stakeholders and colleagues, and highlighted the opportunity to bring purpose further into the core of the business. The committee discussed the meaning of Sustainable Banking to ensure a common understanding of the importance of running a business that is capable of generating long term value for its stakeholders. The committee considered how medium to longer term priorities could be measured through financial and non-financial metrics. Following the presentation of the impact measurement work being undertaken by Aston University, the committee received an update on the broader impact measurement work underway across the bank, the proposed new bank wide impact measurement framework, and planned next steps for 2024. SBC considered NatWest Group's 7th Annual Modern Slavery & Human Trafficking Statement. The committee was provided with a comprehensive update on Human Rights including progress made in 2023 and the plan for 2024, and the approach to the first disclosure of NatWest Group's Salient Issues. As a founding signatory of the UN Principles for Responsible Banking (PRB), the committee was provided an update against the major milestones in the 4 year PRB journey, which were achieved by September 2023. The committee considered and provided advice to the Group Performance and Remuneration Committee on the setting and assessment of performance against people and culture, customer, purpose targets.	The committee noted that using 'purpose in practice' is essential and it was important to link purpose with long-term sustainable performance. The committee was keen to understand all stakeholders' views, including investors. The committee agreed it should focus on medium to longer term priorities driving the bank as a sustainable business through a multi-stakeholder lens and requested the inclusion of relevant financial and non-financial metrics in the data provided to it in future. The committee welcomed the experimentation underway in relation to impact measurement, and encouraged management to ensure the measurements were objective given customers' multi-variable behaviour. The committee recommended NatWest Group's 7th Annual Modern Slavery & Human Trafficking Statement to Board for approval. It noted the value of the Colleague Advisory Panel engagement which had resulted in the clarification of roles described. The committee supported and recommended the publication of disclosure on Salient Human Right Issues to Board.

Directors' remuneration report



Letter from Lena Wilson, CBE,

Chair of the Group Performance and Remuneration Committee

Dear Shareholder,

On behalf of the Board, I am pleased to present the remuneration report for 2023. This has been a year of significant change for the organisation, with a new Group Chief Executive Officer (Group CEO), Paul Thwaite, now confirmed in role on a permanent basis after an initial appointment in July for a period of 12 months, and an announcement of a new Chair, Rick Haythornthwaite, who will succeed Howard Davies from 15 April 2024.

Performance highlights for 2023

In an uncertain economic environment, NatWest Group has performed well in 2023 delivering an operating profit of £6.2 billion and a RoTE of 17.8%.

Our capital generation has remained strong and we continue to deliver returns and distributions to shareholders. In 2023 £3.6 billion of capital was returned to shareholders including a proposed final dividend of £1.0 billion.

Board changes and impact on remuneration

The committee has been heavily involved in guiding the Board and overseeing management activity with regard to performance and remuneration matters through this period of change. The decisions made during this transitional period, in the context of remuneration, are summarised on the following page.

Colleague highlights

January 2023

- A cash payment of £1,000 (adjusted for local salary levels) was made to approximately 60,000 colleagues.
- We launched our new Partner Leave policies, which introduced significantly enhanced pay and leave for eligible colleagues.

February 2023

- We announced our new Sharing in Success scheme for all colleagues, designed to reward One Bank behaviours and outcomes and align all colleagues across NatWest Group to our purpose and strategy.

April 2023

- Nearly 90% of our junior UK colleagues (A and B grades) covered by our negotiated pay approach received a salary increase of at least 7%, with almost two-thirds receiving 8% or more, on top of the £1,000 payment in January. Salary ranges were also increased.

November 2023

- We were certified as a Regional Living Wage Employer for our global operations by the Fair Wage Network.

December 2023

- We announced Beyond, our changes to performance management for all colleagues, including the removal of performance ratings from 2024 onwards.

From April 2024 onwards

- Nearly 95% of our junior UK colleagues (A and B grades) covered by our negotiated pay approach will receive a salary increase of at least 3.5%, with almost two-thirds receiving 5% or more. In addition, our UK starting salary will move to £23,500 per annum, an increase of 15% since September 2022.
- Our first award under our Sharing in Success scheme will be awarded in May 2024, with a share award of £1,000 for all eligible employees (adjusted for local salary levels), subject to shareholder approval of the recommended dividend.

Executive director changes

On 25 July 2023, Paul Thwaite was appointed as the Group CEO for an initial period of 12 months. The committee set Mr Thwaite's annual base salary on original appointment at £1,050,000. Mr Thwaite has now been permanently appointed as Group CEO from 16 February 2024; details on pay for 2024 are on page 150. Mr Thwaite has been an active member of NatWest Group's defined benefit pension scheme that was available to all employees recruited at the same time as him. Other elements of his fixed and variable pay are in line with the standard terms of our approved directors' remuneration policy (the Policy). Mr Thwaite has confirmed that, following his permanent appointment to the role of Group CEO, he will become a deferred member of the defined benefit scheme as soon as reasonably practicable and can choose to join NatWest Group's defined contribution pension arrangements. The committee agreed that his 2023 variable pay awards would be pro-rated to reflect the time spent in his Group CEO role and in his previous role as CEO of the Commercial and Institutional business (Ring Fenced Bank). More details of Mr Thwaite's remuneration arrangements are on page 141.

Alison Rose stepped down as Group CEO by mutual agreement with effect from 25 July 2023. In line with Ms Rose's service agreement, she will continue to receive her fixed pay for her contractual notice period, which will end on 26 July 2024. In accordance with the terms of the Policy and our share plan rules, any awards due to vest after cessation of her employment on 26 July 2024 will lapse on that date. No bonus or variable remuneration will be paid to Ms Rose in respect of her service during 2023. Ms Rose's shareholding requirement will continue to apply for a period of two years from the date of cessation of her employment. More details of payments made to and received by Ms Rose are on page 150 under 'Payments for loss of office and payments to past directors'.

Joining arrangements for Rick Haythornthwaite

Mr Haythornthwaite joined the Board of NatWest Group as an independent non-executive director on 8 January 2024 and following a handover period will take over as Chair on 15 April 2024, when Howard Davies will stand down from the Board. On assuming the role of Chair, Mr Haythornthwaite's fee will be £775,000 p.a., which is the fee currently paid to Mr Davies.

Wider workforce

Following on from the extensive support provided in 2022 to help our colleagues with the cost of living, continued targeted action has been taken to help those colleagues most likely to be affected by the sudden spike in inflation. Payments of £1,000 (adjusted for local salary levels) were made in January 2023 to approximately 60,000 colleagues, with broad parts of the UK workforce receiving a further salary increase of at least 7% in April 2023. We will build on this in April 2024, continuing to target fixed pay spend to our A and B grade colleagues and further increasing our minimum rate of pay in the UK to £23,500 pro-rata. In December 2023, the committee agreed that no salary increases would apply from 1 April 2024 for the Group CEO, who had been appointed for an initial period of 12 months, and Group CFO. This compares to an average salary increase for the global workforce at 4%. Mr Thwaite has since been appointed permanently as Group CEO with effect from 16 February 2024. Pay arrangements for the executive directors for the 2024 performance year are on page 150, including in respect of Mr Thwaite being appointed permanently as Group CEO.

Wider workforce considerations have remained a key focus of the committee throughout 2023. We believe it is imperative that we continue to monitor and discuss colleague sentiment with regard to both performance and pay matters, and I therefore attended the Colleague Advisory Panel (CAP) in May 2023 to discuss colleague remuneration and benefits, as well as our approach to executive pay and its link to our strategy and purpose. These ongoing two-way discussions with colleagues are a valuable tool to deepen our understanding of colleague views and also to explain the alignment between our executive director and wider workforce pay policies. More details of our work with the CAP are on page 136.

After good committee discussion on what would further drive individual and organisational performance, in late 2023 we announced Beyond – our changes to performance management for all colleagues, including the removal of performance ratings for 2024 and onwards and a changing approach to managing goals, feedback and pay.

NatWest Group has been an accredited Living Wage Employer in the UK since 2014 and sets pay levels above the real living wage (RLW) rates. In 2023, we were also pleased to be certified as a Regional Living Wage Employer for our global operations, recognising that our rates of pay for our colleagues outside the UK are at or above the living wage threshold as defined by the Fair Wage Network.

In last year's report I announced our new Sharing in Success scheme for all colleagues. The scheme is intended to recognise One Bank behaviours, drive a performance culture with purpose-led outcomes and further align colleagues with our strategic direction. The scheme is a welcome addition to our employee value proposition, alongside broader policy enhancements, which will help in light of market

Performance highlights

Income growth
12.13%
2022: 26.15%

Attributable profit
£4,394 million
2022: £3,340 million

RoTE
17.8%
2022: 12.3%

Climate and sustainable funding and financing[1]
£29.3 billion
2022: £24.5 billion

Shareholder returns through dividends and buybacks
£3.6 billion
2022: £5.1 billion

(1) Cumulative contribution of £61.8 billion towards £100 billion between 1 July 2021 and the end of 2025 target.

competition for talent. For 2023, we measured success based on financial performance, our approach to risk, helping our customers thrive, living up to our climate targets and ambitions, and delivering value for shareholders. Our first award under our Sharing in Success scheme will be awarded in May 2024, with a share award of £1,000 to all eligible employees (adjusted for local salary levels), subject to shareholder approval of the recommended dividend at the April 2024 Annual General Meeting (AGM). More details of our Sharing in Success scheme are on page 134.

I am also proud of our new Partner Leave policies launched in 2023 which support all eligible employees with significantly more time away from work to help their partner look after their new child. The policies introduce significantly enhanced pay and leave for eligible fathers and partners to share the caring responsibilities. The policy is open to both same-sex parents and heterosexual parents, ultimately championing the potential of both parents and promoting gender equality in the workplace. Colleague feedback has been overwhelmingly positive, with over 1,200 colleagues benefiting from the policy.

Financial wellbeing is vitally important, and colleagues are supported with access to pension and protection products, shopping discounts, as well as a comprehensive range of financial health initiatives. Over 20,000 colleagues contribute to our Sharesave scheme each month, which is available to approximately 97% of colleagues, with participants across the UK, Ireland, India and Poland. It provides an opportunity for colleagues to benefit from increases in the NatWest Group share price with limited risk, encouraging financial capability and aligning their interests with shareholders, and is particularly popular with colleagues at A-C grades. I am pleased that our 2023 Sharesave offer proved to be the most successful in recent memory, and this demonstrates colleagues are responding to our support for colleague share ownership and financial wellbeing.

Bonus pool for the wider workforce

The bonus pool is based on a balanced range of strategically important measures including; financial performance, customer outcomes, colleague experience and diversity, risk management, risk events and progress against our climate and purpose ambitions. The committee agreed a 2023 bonus pool of £356.0 million for those colleagues eligible to receive an award. This is around 3% lower than the 2022 bonus pool of £367.5 million, despite a larger bonus eligible headcount. The bonus pool outturn reflects the impact on shareholders this year due to missed guidance, despite increased group operating profit of 20.4% year-on-year.

Pay gap reporting

We are making good progress in building a diverse, equitable and inclusive workplace and the committee reviews gender and ethnicity pay gap metrics as part of the process. This is the sixth year we have published ethnicity pay gap information on a voluntary basis.

Following our approach last year, we disaggregated our ethnicity pay gaps to compare Black, Asian, mixed and multiple and ethnic minority average hourly pay to that of White colleagues. We are confident that our colleagues are paid fairly, and our policies and processes are kept under review to make sure this continues to be the case. You can find full details of our pay gap reporting in the Strategic report and on natwestgroup.com.

Individual pay adjustments

In 2023, we concluded the accountability review into the events that led to the breaches of the Money Laundering Regulations 2007. None of the individuals in scope were found to be accountable on an individual level, but we recognise that the issues represent a collective failure. Colleagues who were bonus eligible in 2021 were impacted by a reduction in the bonus pool when the fine was handed down, likewise the relevant senior executive committee members had their awards reduced to reflect the bonus pool adjustment. No further adjustment was deemed necessary for these individuals. However, the committee determined that similar adjustments should be made to ten ex-colleagues who were not impacted by the adjustments made in 2021 as they had left the bank. Further details are provided on page 137.

Remuneration outcomes for 2023

The assessment of performance against their annual bonus scorecards resulted in a scorecard outcome of 53.6% for Mr Thwaite and 52.3% for Ms Murray, including the impact of downwards risk modifiers to reflect risk performance against core goals, balanced by strong leadership behaviours. Mr Thwaite received a separate discretionary award in respect of the portion of 2023 when he was CEO of the Commercial & Institutional franchise. Further details of this award are not included within this report as it does not relate to his time as an executive director. The committee considered the outcomes for Mr Thwaite and Ms Murray to be a fair reflection of performance and felt no further discretionary adjustments were required.

Performance measures	Weighted outcome
Financial (60%)	**25.2% out of 60%**
Return on Tangible Equity (30%)	14.2%
Income growth (10%)	3.2%
Cost reduction (10%)	2.8%
Medium-term capital target (10%)	5.0%
Strategic (35%)	**25.1% out of 35%**
Climate (10%)	7.8%
Customer (10%)	4.8%
Purpose, culture and people (10%)	8.3%
Enterprise and capability (5%)	4.2%
Personal (5%)	
Group CEO personal performance	4.0%
Group CFO personal performance	2.5%
Post application of risk modifier (0-100%)	
CEO Outcome	53.6%
CFO Outcome	52.3%

Grant of 2024 Restricted Share Plan (RSP)

The committee also approved that RSP awards for Mr Thwaite and Ms Murray would be granted at maximum as satisfactory performance had been achieved over the year prior to award. The vesting of the RSP awards will be subject to assessment against pre-determined criteria that consider whether sustainable performance has been delivered over the three years after grant. Full details of the annual bonus and RSP performance assessments can be found on pages 143 and 148.

Directors' remuneration report continued

Vesting of long-term incentive (LTI) awards granted in 2021

LTI awards were granted to Mr Thwaite and Ms Murray in March 2021. Prior to the awards being granted to Mr Thwaite and Ms Murray, reductions of 55.2% and 54.5% respectively were applied to the maximum award as a result of the pre-grant performance assessment over 2020. In December 2023, we considered whether anything had come to light since the grant which would change our original view of performance. Based on the pre-vest assessment, the committee concluded that there had been no material deterioration in financial, customer, risk, culture or purpose-linked performance since grant. Therefore, a sustainable level of performance had been achieved over the period and no further adjustments were necessary under the pre-vest test. The committee also considered carefully whether any windfall gain had taken place in relation to the grant in 2021 and determined that no adjustment should be made, noting in particular that there had been no material fall in share price compared to the prior year grant and pre COVID-19 level. The share price used to determine the number of shares subject to the award was in fact 9.7% higher on a like-for-like basis relative to the prior year grant and 18.8% lower relative to the level pre COVID-19. It was noted that both these figures are less than 20%, the level above which further consideration would typically be given to an adjustment. Further details of the performance assessment and consideration of windfall gains can be found on page 147.

Implementation of the Policy for 2024

Under our Policy, annual bonus awards, with formulaic weighted measures and purpose-led targets, are complemented by RSP awards that support longer-term performance and shareholder alignment. This construct provides restrained pay outcomes, alignment between the interest of our executive directors and shareholders and incentivises sound risk management.

In December 2023, the committee agreed that no salary increases would apply from 1 April 2024 for the Group CEO, who had been appointed for an initial period of 12 months, and Group CFO. This compares to an average salary increase for the global workforce at 4%. The maximum bonus opportunity and RSP awards for executive directors in 2024 remains unchanged at 100% of salary and 150% of salary respectively. The committee reviewed the 2024 performance measures for annual bonus awards and the underpin criteria for RSP awards, as detailed later in this report, which remain unchanged and continue to align with our purpose-led strategy.

Mr Thwaite has subsequently been permanently appointed as Group CEO and the committee has reviewed his remuneration arrangements in accordance with the Policy. With effect from 16 February 2024 his base salary will be £1,155,660 per annum, an increase of 10% from his current salary of £1,050,000 per annum which was set at the time of his appointment on 26 July 2023 for an initial period of 12 months. His fixed share allowance will continue to be set at 100% of salary and he will also receive standard benefit funding of £26,250 per annum and standard pension funding of 10% of his salary. This sets Mr Thwaite's fixed pay at the same level as the fixed pay previously paid for the Group CEO role prior to his appointment in July 2023.

The committee noted that pay of our executive directors continues to remain below the target total compensation opportunity of other major UK banks. The committee remains very aware of the importance of recognising good performance and the need to attract and retain highly talented colleagues.

New Employee Share Plan

At the 2024 AGM we will seek approval for the NatWest Group plc 2024 Employee Share Plan. This will replace, and largely replicates, the 2014 Employee Share Plan, which expires in June 2024. It is intended that all non-tax advantaged share awards granted after March 2024 to both senior executives and colleagues, including annual bonus and RSP awards, will be granted under the new 2024 Employee Share Plan. Further details, including a plan summary, will be set out in the Letter to Shareholders.

Looking ahead

How we reward and support colleagues remains of critical importance. Our approach is to reward colleagues in a fair, sustainable and transparent way. In 2024 we will roll out Beyond, our redesigned approach for performance management including goals, feedback and pay. This will aim to drive a culture of high performance and create a better experience for colleagues. In 2024, the committee will also continue focus and discussion on wider workforce considerations.

Our executive directors' strategic scorecard for the last ten years has evolved to include people, climate, enterprise and financial capability measures alongside established focus on delivering against key financial metrics and customer and risk considerations. ESG metrics are also a core part of our performance assessment for our bonus pool. We will continue to use ESG performance metrics for variable pay that are demanding, quantifiable and clearly linked to our strategy.

During 2023 we engaged with the current Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) 'Diversity and Inclusion' consultation and will continue to contribute to the important discussion on how the pace of meaningful change in diversity and inclusion can be accelerated in financial services. In October 2023 the FCA/PRA published a revised policy statement announcing the removal of the variable pay cap for UK banks. NatWest Group has operated a variable pay cap of one times fixed pay since the regulations came into force in 2014. Whilst we do not anticipate making any immediate changes to our existing construct, we have increased our normal maximum variable to fixed pay ratio to 2:1, although this is expected to be used on a gradual and targeted basis. This should align NatWest more closely to peers, ensuring we have the flexibility to remain competitive. No changes are being made to the executive directors whose remuneration will be determined based on the terms of our Policy, approved at the 2022 AGM.

The three-year term of our current Policy comes to an end at the 2025 AGM. The committee will review our current approach and consider how it should evolve considering the need to have a market competitive pay to retain and attract talent, and maintain strong alignment with shareholders' interests. The committee will also consider whether any changes are required to our approach noting the removal of the variable pay cap. We will engage with our large shareholders and proxy advisory bodies to understand their perspectives prior to bringing our new Policy for shareholder approval at the 2025 AGM.

I hope this letter and the information that follows will explain our approach in 2023 to remuneration. I am grateful for the support of our stakeholders during this process and would like to thank my fellow committee members for their valuable contribution.

Lena Wilson, CBE
Chair of the Group Performance and Remuneration Committee

15 February 2024

Remuneration at a glance

Executive director remuneration outcomes (£000's)



		Paul Thwaite					Alison Rose		Katie Murray				
		Fixed Pay	Bonus	RSP/LTI	Sharesave	Total	Fixed Pay	Total	Fixed Pay	Bonus	RSP/LTI	Sharesave	Total
Pay outcomes	Awarded for 2023	951	245	1,216	2	2,414	1,452	1,452	1,673	409	1,173	3	3,258
	Single figure 2023	951	245	508	2	1,706	1,452	1,452	1,673	409	859	3	2,944

Fixed pay | Annual Bonus | RSP award | 2021 LTI | Sharesave

	Fixed Pay (£000's)	2023 Annual Bonus	2023 RSP pre-grant	2021 LTI vesting
Paul Thwaite	**951**	Post risk modifier: 53.6% of max Scorecard assessment: Financial 25.2% (42% of max), Strategic 25.1% (72% of max), Personal 4.0% (80% of max) – 54.3% of max Maximum: Financial 60%, Strategic 35%, Personal 5%	**150%** of salary (no adjustment at pre-grant)	Maximum: £900k Following pre-grant test: 44.8% of max, £403k Following pre-vest test: 44.8% of max, £403k Vesting value (including share price movement): £508k
Katie Murray	**1,673**	Post risk modifier: 52.3% of max Scorecard assessment: Financial 25.2% (42% of max), Strategic 25.1% (72% of max), Personal 2.5% (50% of max) – 52.8% of max Maximum: Financial 60%, Strategic 35%, Personal 5%	**150%** of salary (no adjustment at pre-grant)	Maximum: £1,500k Following pre-grant test: 45.5% of max, £682k Following pre-vest test: 45.5% of max, £682k Vesting value (including share price movement): £859k
	Amounts for Mr Thwaite based on fixed pay since appointment as Group CEO on 25 July 2023.	The maximum bonus award was based on 100% of salary earned over 2023. This equated to £458k for Mr Thwaite and £782k for Ms Murray. The assessment of performance against their annual bonus scorecards resulted in a scorecard outcome of 53.6% of maximum for Mr Thwaite and 52.3% of maximum for Ms Murray. A downwards risk modifier of 0.71% applied for the Group CEO and 0.46% for the Group CFO to reflect risk performance against core goals, balanced by strong leadership behaviours. The committee considered the outcomes for Mr Thwaite and Ms Murray to be a fair reflection of performance and felt no further discretionary adjustments were required.	Award levels reflect Group and individual performance in 2023 and will be subject to a further assessment pre vesting. Awards are delivered in shares to align with long-term performance and shareholders. See page 148 for further details of the pre-grant and pre-vest performance.	Prior to the awards being granted to the Group CEO and Group CFO, reductions of 55.2% and 54.5% respectively were applied as a result of the pre-grant performance assessment over 2020. In December 2023, after considering whether anything had come to light since the grant which would change the original view of performance, no adjustment was proposed. Vesting value reflects an increase in share price over the period.

Shareholding requirements for executive directors as at 31 December 2023


Paul Thwaite
128%
119%
Katie Murray
307%
209%
0
100
200
300
400
500
600
700
800
900
Shares held outright and performance-assessed unvested share awards that count towards requirement (net of tax)
Unvested share awards still subject to performance assessment (do not count towards requirement)
Shareholding requirement

Remuneration at a glance continued

Summary of Policy and implementation in 2024

Key elements	Performance year	Variable pay grant year / Years +1 to +10	Summary of Policy and Implementation in 2024
Salary	Paid over performance year		Any increase will not normally be greater than the average salary increase for NatWest Group employees over the period of the policy. Other than in exceptional circumstances, the salary of an executive director will not increase by more than 15% over the course of this policy. Implementation in 2024: No salary increase is proposed for the Group CFO for 2024. The Group CEO's salary will increase with effect from 16 February 2024 as result of his permanent appointment. **Group CEO:** £1,155,660 **Group CFO:** £787,950
Pension	Paid over performance year		Pension contribution, aligned to the wider workforce, at 10% of base salary. Mr Thwaite has been a member of NatWest Group's defined benefit pension scheme. He is entitled to a pension allowance of 10% of salary. He exchanged this and a portion of his other fixed pay for participating in the defined benefit scheme. Mr Thwaite will become a deferred member of the defined benefit scheme as soon as reasonably practicable and can choose to join NatWest Group's defined contribution pension arrangements.
Benefits	Paid over performance year		£26,250 standard benefit funding. Other benefits can be paid within the terms of the Policy.
Fixed Share Allowance	Paid over performance year	20% / 20% / 20% / 20% / 20% Released in equal tranches over a five-year period	100% of base salary. Shares released over five years. Payable broadly in arrears over the performance year, currently in four instalments per year.
Bonus	Performance year	50% cash 50% shares, 50% Paid upfront; Share element subject to 12 months retention period	**Maximum award:** 100% of salary. **Operation:** Awarded upfront with a 50/50 split of cash and shares. Annual bonus assessed based on a weighted scorecard of strategic measures, as set out below. A downwards risk modifier also applies.
Restricted Share Plan	Granted provided satisfactory performance over year	After three years, performance assessed against underpin criteria 20% 20% / 20% 20% / 20% 20% / 20% 20% / 20% 20% Vests pro-rata over years 3-7, subject to 12 months' retention period	**Maximum award:** 150% of salary **Operation:** Delivered in shares, vesting in equal tranches over years three to seven with a 12-month holding period following each vesting. **Metrics:** RSP awards subject to satisfactory performance before grant and an underpin after three years to check performance has been sustainable.
Share ownership	Ongoing		**CEO:** 500% of salary **CFO:** 300% of salary On leaving, requirement to hold shares of a value equal to the lower of the shareholding requirement immediately prior to departure or the actual shareholding on departure, for a period of two years.
Malus and clawback	Subject to malus prior to vesting Subject to clawbacks for seven years from grant	Clawback extended to 10 years in certain circumstances	Any variable pay awarded is subject to malus prior to vesting and clawback for seven years from grant, extended to ten years in certain circumstances. See page 137 for further details.

Financial metrics	Weighting	Non-financial metrics	Weighting
Group RoTE	30%	Climate	10%
Group underlying income excl. notable items	10%	Customer	10%
Group operating expenses excl. litigation and conduct costs	10%	Purpose, culture and people	10%
CET1	10%	Enterprise and capability	5%
		Personal	5%
Total	**60%**	**Total**	**40%**

Remuneration at a glance continued

Linking executive and wider workforce pay to our strategy and ESG priorities

Our purpose

NatWest Group champions potential, helping people, families and businesses to thrive.

Because when they thrive, so do we.

Stakeholders

Investors
Regulators
Customers
Communities
Colleagues
Suppliers

Strategic priorities

Supporting customers at every stage of their lives

Simple to deal with

Sharpened capital allocation

Powered by people, technology, innovation and partnerships

Climate
We have made helping to address the climate challenge and supporting our customers in their transition to net zero a key strategic priority.

Enterprise
Our ambition is to remove barriers to enterprise and to provide businesses in the UK the support they need to grow.

Learning
We are helping people to take control of their finances, to make the most of their money, safely and securely – now and in the future.

Read more on page 9.

	Annual bonus	RSP awards	Sharing in Success
Performance measures for 2023	– Financial performance – Customer scores – Climate – Purpose, culture and people – Enterprise and capability – Risk	– Sustainable performance required – Underpin criteria based on capital, shareholder distributions, risk and control environment – Long-term payment in shares to align with performance and shareholders	– Financial performance – Helping our customers thrive – An intelligent approach to risk – Living up to our climate ambitions and targets – Delivering value for our shareholders
Stakeholders	Investors, Colleagues, Regulators	Investors, Regulators	Investors, Regulators
Strategic priorities	Supporting customers at every stage of their lives, Sharpened capital allocation	Sharpened capital allocation	Supporting customers at every stage of their lives, Sharpened capital allocation
ESG	Climate, Enterprise, Learning		Climate

Alignment with our strategy and stakeholders

- Delivering on our strategy helps to support growth, makes a positive contribution to society and drives sustainable returns for our shareholders.
- Linking performance with pay encourages everyone to work and think as One Bank.
- Goals and measures for executive directors cascade to senior management and the wider workforce, based on our latest strategic priorities.
- While ambitions can stretch over several years, we set measures and targets for each year. For example, one of our focus areas is supporting our customers in their transition to net zero and you will see climate targets in our annual bonus and Sharing in Success outcome for 2023.
- Having a balanced scorecard of measures and targets helps to incentivise strong financial and risk performance as well as purpose-led outcomes.
- Pay is delivered in a way that aligns with the long-term interests of our stakeholders.
- For those that receive higher amounts of remuneration, it is increasingly delivered in shares and subject to long holding periods.
- Through malus and clawback, we can recover pay where new information comes to light.

Alignment with our ESG priorities

- People measures have featured in the performance and pay decisions of our executive directors for over ten years.
- Our approach has evolved beyond employee engagement to include purpose and culture targets as well as creating a diverse and inclusive workplace.
- For 2023, our climate focus included an increased target for climate and sustainable funding and financing as well as progressing our Climate transition plan.
- There are also targets to build the financial capability of our customers, encourage youth participation in enterprise and provide support for harder to reach groups with higher barriers to entering and growing a business.
- Turning to the wider workforce, the annual bonus pool is based on a balanced scorecard which includes climate, enterprise, financial capability, purpose, culture and people measures, broadly aligning with the position for the executive directors.
- Allocation from the pool depends on the performance of the business area and the individual.
- Sharing in Success provides a further way for sustainable performance to be reflected in the pay outcomes throughout the organisation.

Details of performance against the 2023 targets for executive directors can be found later in this report. You can also find information on how our executive director performance measures align with the five principles of a purpose-led business in our ESG Disclosures Report, available on natwestgroup.com.

Wider workforce support in 2023



Sharing in Success

Our new Sharing in Success scheme for all colleagues is intended to recognise One Bank behaviours, drive a performance culture with purpose-led outcomes and further align colleagues with our strategic direction.

For the 2023 performance year we measured success based on: financial performance, our approach to risk, helping our customers thrive, living up to our climate targets and ambitions, and delivering value for shareholders. The first awards will be delivered in May 2024, subject to shareholder approval of the recommended dividend at the April 2024 AGM. This will be delivered to colleagues in NatWest Group shares at a value of £1,000 per colleague (adjusted to local levels of £575 for Poland and £375 for India). For 2024, we will measure success based on financial performance, our approach to risk, being brilliant for our customers, and delivering value for shareholders.

Global Living Wage

We are proud to be accredited as a Living Wage Employer by the Living Wage Foundation, demonstrating our commitment to paying wages that meet the true cost of living in the UK. Our rates of pay continue to exceed the Living Wage Foundation benchmarks. This commitment also includes our contractors and suppliers across the UK.

For our hubs outside the UK, we continue to pay above the minimum and living wage rates. In 2023, we furthered our commitment to fair pay by achieving accreditation as a Regional Living Wage Employer from the Fair Wage Network and are now recognised as a Global Living Wage Employer.

Ongoing enhancements to employee benefits



We offer a comprehensive range of benefits to employees to support our aim of being a truly inclusive organisation.

As part of our private medical cover benefits, we introduced a new 'Neuro-developmental Pathway' from October 2023. This is an expert-led service, which provides initial assessment and diagnosis of Attention Deficit Hyperactivity Disorder (ADHD), Autism Spectrum Disorder (ASD) and Tourette's syndrome. The cover has been specially designed to provide short-term support following diagnosis, either through adapted Cognitive Behavioural Therapy (CBT) and/or prescription and stabilisation of medication for ADHD.

How the committee oversees wider workforce remuneration

Each year the committee:

1

Approves the **remuneration policy principles**, which are applied consistently across NatWest Group, and reviews the policy's implementation.

The committee is supported by Subsidiary Performance and Remuneration Committees which review whether the policies and practices are appropriate at the respective legal entity level.

2

Considers a report on **how pay has been distributed** across the workforce during the year.

The report includes analysis by grade and diversity categories, and there are checks in place to ensure that decisions are made fairly.

3

Approves the bonus pool for bonus-eligible colleagues and the **Sharing in Success payments** across the wider workforce.

The bonus pool is determined after considering performance against a balanced scorecard of strategically important measures. Sharing in Success payments are based on the achievement of pre-defined measures.

4

Reviews **the annual spend on fixed pay.**

Fixed pay increases in recent years have been focused mainly on colleagues in A-B grades and those lowest in their salary range.

5

Reviews and **approves share plan offerings** for colleagues.

Sharesave is offered in the UK, Ireland, Poland and India, encouraging colleagues to think about their financial wellbeing with an option to buy NatWest Group shares.

Wider workforce support in 2023 continued

Wider workforce remuneration

How we align wider workforce and executive directors' remuneration

We have invested significantly in colleague[1] pay over the last few years to help large parts of the workforce with the cost-of-living crisis, as well as to deliver on our commitment to deliver fair levels of pay throughout the organisation. The remuneration policy supports a culture where individuals are rewarded for sustained performance and demonstrating the right behaviours. The same principles apply to everyone, adjusted to comply with local requirements. The principles are designed to:

1. **support a performance culture –** we recognise colleagues' skills and experience, the responsibilities of their job and their geographic location. Ultimately, we pay for performance, underpinned by a robust performance management process;
2. **be market facing –** we benchmark ourselves against peers and ensure our pay is fair, competitive and affordable; and
3. **ensure compliance and governance –** our reward design must be within policy, meet the expectations and requirements of our regulators and be appropriately aligned with the expectations of our shareholders and customers.

All colleagues		Certain colleagues depending on location, grade or job			Senior executives only
Base salary & pension funding	**Sharing in Success**	**Benefits and share plans**	**Role–based allowances**	**Annual bonus share plans**	**RSP awards**
A competitive level of salary paid in cash and reviewed annually. Set to reflect the talents, skills and competencies that the individual brings to the business. Additional funding is provided which colleagues can use to save in a company pension scheme. UK colleagues receive pension funding at 10% of base salary. Rates in other locations reflect local market practice.	We launched our new Sharing in Success scheme in 2023, to recognise the contribution of all colleagues to our success and the achievement of our purpose-led strategic goals. Subject to performance criteria being met, awards will be delivered to colleagues in NatWest Group shares. Awards will have a maximum value of £1,500 per colleague (adjusted for local salary levels).	Some colleagues receive funding which they can use towards the cost of benefits or take as cash. Benefits offered include life assurance, critical illness protection, private medical cover and childcare vouchers. Individuals in some jurisdictions can also join share plans, providing an efficient way to buy NatWest Group shares and align their interests with our shareholders.	Role–based allowances reflect the skills and experience required for certain jobs. These are part of fixed remuneration for regulatory purposes. They are delivered in cash and/or shares depending on the level of the allowance and the seniority of the recipient. Shares are released in instalments over a minimum three-year period with a five-year period applying to executive directors.	We reward individuals for delivering superior performance in line with risk appetite. The bonus pool is based on a scorecard of measures across our core strategic areas and our purpose. Allocation from the pool depends on the performance of the business area and the individual. Awards are made in cash and/or shares with larger amounts paid out over several years.	Encourages sustainable long-term performance. Awards are delivered entirely in shares to align with shareholders' interests. Checks take place before grant and again after three years to ensure sustained performance has been achieved. Awards are paid out over eight years in total to encourage long-term thinking when making decisions. RSP participants are also subject to shareholding requirements.

Fixed pay			Variable pay		
Salary and pension funding	**Benefit funding**	**Role-based allowances**	**Sharing in Success**	**Annual bonus**	**RSP**
Provided to all colleagues	Applies to certain jobs	Provided to some Material Risk Takers (MRTs) only	All colleagues are eligible under the scheme	Mainly manager grade and above including executive directors	Executive directors and members of senior executive committees

Pay for executive directors is aligned with the wider workforce, with two main differences: (i) the use of RSP awards; and (ii) a requirement to maintain a holding of shares in NatWest Group, both during and after employment. These differences are deliberate and recognise that it is in the best interests of our stakeholders for executive directors to have a significant proportion of their remuneration paid in shares and subject to long-term shareholding requirements.

(1) Colleagues mean all permanent employees and, in some instances, members of the wider workforce e.g. temporary employees and agency workers.

Wider workforce support in 2023 continued

Engaging with our colleagues and wider stakeholders

We listen to our colleagues and shareholders regularly, and use their feedback to inform our approach to remuneration.

Regular engagement with colleagues

- Our colleague opinion survey (Our View) allows people to have a say on what it feels like to work at NatWest Group. 84% of our colleagues took part in the latest survey, our highest ever participation rate.
- Colleague sentiment on reward remained strong in 2023, with improvements in all reward questions from 2022 scores. The overall category 'Total Reward' in Our View increased by four percentage points to 77 percentage points – 9% above the Global Financial Services Norm (GFSN) and 3% above the Global High Performance Norm (GHPN). Specifically, there was an increase of seven percentage points from 2022 of colleagues who felt they are paid fairly for the work they do, taking NatWest Group 7% above the GFSN and 1% above the GHPN for that question.
- Regular question and answer sessions take place between colleagues and senior executives throughout the year.
- Feedback from colleagues forms part of the purpose, culture and people measures that impact pay.
- We also consult with our employee representative bodies on remuneration at relevant points during the year.

Colleague Advisory Panel (CAP)

Our CAP continues to be an effective way to strengthen the colleague voice in the Boardroom, by enabling our colleagues to directly engage in two-way discussions on topics important to them. By connecting colleagues directly with the Board, this deepens our understanding of colleague sentiment.

The CAP is chaired by Roisin Donnelly, one of our non-executive directors, and she is joined by at least two additional board members in every CAP meeting. CAP membership is refreshed regularly and it currently comprises 28 colleagues who are self-nominated and are representative of the bank's population e.g., business area, level, location, working pattern and employee-led networks. Following each CAP session, a report summarising the key points discussed is presented at the next Board meeting. Roisin will then hold a follow-up call with CAP members to share highlights and feedback from the Board discussion.

In 2023, CAP meetings were held in May and November. Topics are either chosen by CAP or are requested by Board, and in 2023 have included ESG, Consumer Duty, human rights and our standing annual item: executive and wider workforce remuneration. Short presentations are held on each topic, followed by smaller group discussions between CAP members and Board members to allow for questions and debate.

The May 2023 meeting included our annual standing agenda item focusing on executive and wider workforce remuneration. Lena Wilson, non-executive director and Chair of the Group Performance and Remuneration Committee, gave a presentation to the CAP covering the directors' remuneration policy as well as the latest colleague sentiment on reward, a summary of the support provided by the bank during the cost-of-living crisis, the alignment of wider workforce and executive pay and how it supports our strategy. Lena also highlighted our Fair Pay Charter which sets out our commitment to pay all our colleagues competitively and transparently, and noted our reward policy is updated according to the current and future needs of the business.

Discussion was also held on how remuneration covers more than just pay and includes employee benefits and schemes such as Sharing in Success. CAP members asked questions about the new Sharing in Success scheme, such as how colleagues contribute to the bank's goals. Members also suggested some additions for future Sharing in Success communications to make the scheme clear for all colleagues and were also interested in the progress being made on our gender pay gap.

The CAP confirmed the presentation from Lena was well received, and the panel felt better informed and had an increased understanding of executive pay and its link to wider workforce pay.

Stakeholder engagement outcomes

Every year we undertake an engagement programme with our major shareholders and other stakeholders before the committee makes its final decisions on pay. In late 2023 and early 2024, we engaged with a number of our institutional shareholders, UK Government Investments, proxy advisers and the UK regulators and discussed our approach to remuneration for the year.

The meetings were generally positive with the committee Chair and senior members of management explaining our pay philosophy and no material concerns were raised. Stakeholders were interested to hear NatWest Group's reflections on the UK government's removal of the bonus cap for UK banks and noted we do not propose any immediate changes to our executive director pay in response to it. Wider workforce initiatives were also discussed, including the first year of operation of the Sharing in Success scheme and the changes to NatWest Group's approach to performance management.

Other recurring topics in meetings included our treatment of potential windfall gains, the measurement of bonus pool performance, the use of ESG metrics in remuneration and the retention and recruitment of talent. Investors also continued to stress the importance of clear disclosures to assist their view of our approach to pay.

Wider workforce support in 2023 continued

Aligning remuneration with our culture

In determining performance outcomes, we consider both the achievements made and how they have been delivered. Our Code of Conduct sets out clear expectations of appropriate behavioural standards, supported by our values. Each job has defined behaviours set out in our Critical People Capabilities which directly link to our purpose and values. If a colleague's behaviour falls below these expectations, this will be reflected in their performance conversations, fixed pay progression and variable pay decisions (where their role is eligible). The governance of culture is clearly laid out with specific senior manager roles having defined accountabilities which are reflected in their performance and pay decisions.

Creating a diverse, equitable and inclusive workplace is integral to fulfilling our purpose. Performance measures to support progress in this area affect the pay of executive directors, senior management and other bonus-eligible colleagues.

We have a target for full gender balance in CEO-3 positions and above globally by the end of 2030. As at 31 December 2023, we had 41% of women in our top three layers, an increase of 1 percentage point since 2022. This represents an increase of 12 percentage points since targets were introduced in 2015.[1]

(1) See footnote (8) on page 145 for further information.

Introduced in 2018, our ethnicity target is to have 14% of colleagues from ethnic minority groups in CEO-4 and above positions in the UK by end of 2025. As at 31 December 2023, of 84% of colleagues who disclosed their ethnicity, we have an aggregate 13% of colleagues from ethnic minority groups in our CEO-4 and above positions. This represents a 5 percentage point increase since targets were introduced[1] and a 2 percentage point increase from 2022.

Pay equality, including neutrality in respect of protected characteristics such as sex and race, is a core feature of our approach to support fair pay across NatWest Group.

Further information on our workforce approach

You can find the latest gender and ethnicity pay gap reporting for NatWest Group together with the steps being taken to address the position in the 'Diversity, equity and inclusion' section of the Strategic report and at natwestgroup.com.

The 'Colleagues' section of the Strategic report and our ESG Disclosures Report set out further information on how we are helping colleagues to thrive and realise their potential, including supporting their learning and wellbeing, and creating an inclusive workplace.

Adjusting remuneration in light of new information

An accountability review process allows NatWest Group to respond where new information would change our variable pay decisions made in previous years and/or the decisions to be made in the current year. The process is used to apply commensurate ex-post risk adjustments to variable pay, where material failure of risk management, material error or employee misbehaviour are identified.

Malus provisions allow us to reduce the amount of any unvested variable pay awards, potentially to zero, prior to payment. Clawback can be used to recover variable pay awards that have already vested and we can also apply in-year bonus reductions to adjust variable pay that would otherwise have been awarded for the current year. The circumstances in which we may make adjustments include:

– conduct which results in significant financial losses for NatWest Group;
– an individual failing to meet appropriate standards of fitness and propriety;
– an individual's misbehaviour or material error;
– NatWest Group or the individual's business unit suffering a material failure of risk management; and
– for malus and in-year bonus reduction only, circumstances where there has been a material downturn in financial performance.

This list is not exhaustive and further circumstances may be considered where appropriate.

Our existing Malus and Clawback Policy has been amended to comply with the new executive incentive compensation clawback rule introduced by the U.S. Securities and Exchange Commission. NatWest Group is in scope of the requirement as it has a listing on the New York Stock Exchange. The rule requires companies to establish and enforce policies to recover excess incentive compensation from individuals defined as "executive officers", which at NatWest Group includes the executive directors, if amounts were based on material misstatements in financial reports.

As disclosed in our 2021 Directors' remuneration report, we have been undertaking an accountability review into the events that led to the breaches of the Money Laundering Regulations 2007. This work has now concluded and whilst we have concluded that the individuals in scope were not accountable on an individual level, we recognise that the issues represent a collective failure. As a consequence, we have decided to apply a collective adjustment under our Employee Share Plan rules to the relevant senior executive committee members who were in role in 2016 when the issues were first identified and who were not impacted by the actions we have already taken – most notably in 2021 when the fine was handed down. Colleagues who were bonus eligible in 2021 were impacted by a material downward adjustment to the 2021 bonus pool to reflect the fine imposed on NatWest Bank Plc; and those individuals on senior executive committees had the awards granted to them in respect of 2021 reduced to mirror the bonus pool adjustment. The bonus pool adjustment was apportioned across all business areas to reflect the impact on the bank's financial performance and to reinforce to colleagues the need to ensure the effective management of financial crime. We recognise that the senior executive committees drive the firm's culture and sets its strategy, so it is appropriate that the colleagues in role when the failures occurred are impacted in the same way that the 2021 population were. As such, we have replicated the adjustment applied to the senior executive committee members in 2021 to ten ex-colleagues through the application of malus or clawback and the issuance of reduction notices where awards have been bought out by other UK banks. No further adjustments were deemed necessary for current colleagues.

Summary of the Policy for executive directors

The Policy was approved by shareholders at the AGM on 28 April 2022 and will apply until the 2025 AGM unless changes are required. There are no changes requiring shareholder approval at this time. A summary of the Policy is set out below together with how the Policy supports alignment with Provision 40 of the UK Corporate Governance Code (the Code). The full Policy can be found under the Governance section of natwestgroup.com.

Purpose and link to strategy	Operation	Maximum opportunity	Alignment with Provision 40 of the Code
Base salary Providing fair levels of base salary supports the recruitment and retention of high-calibre executives to develop and deliver strategic priorities.	Base salary is paid monthly in cash and reviewed annually. Rates are determined based on the individual's role, skills and experience and are benchmarked against market and peer practice. No increase to base salaries is proposed for 2024. See the implementation of the Policy for 2024 on page 150 for details.	Any salary increases will not normally be greater than the average salary increase for NatWest Group employees over the period of the Policy. Other than in exceptional circumstances, an executive director's salary will not increase by more than 15% over the course of the Policy.	**Risk** Base salary is set at a competitive level which means there is less reliance on variable pay. This helps to discourage excessive risk-taking. **Alignment with culture** Base salary increases generally aligned to, or lower than, the average increase for the wider UK workforce.
Fixed share allowance Additional fixed pay that reflects the skills and experience required as well as the complexities and responsibilities of the role.	A fixed allowance paid entirely in shares. Individuals receive shares that vest immediately subject to any deductions for tax purposes. Shares are released on a pro-rata basis over five years from the date of each award. The directors are entitled to any dividends paid on the shares.	An award of shares with an annual value of up to 100% of base salary at the time of award.	**Risk** The fixed share allowance further supports the delivery of a balanced remuneration policy, with a suitable mix of fixed and variable pay. The allowance also creates alignment with the experience of shareholders given it is paid entirely in shares.
Benefits Providing a range of flexible and market competitive benefits that colleagues value and that help them carry out their duties effectively.	Executive directors can select from a range of standard benefits including a company car, private medical cover, life assurance and critical illness insurance. Travel assistance is provided in connection with company business, including the use of a car and driver. Security arrangements may be put in place where that is deemed appropriate. NatWest Group will meet the cost of any tax due on these benefits.	A set level of funding for standard benefits (currently £26,250 per annum). We disclose the total value of benefits provided each year in the Annual remuneration report. The maximum value of benefits will depend on the type of benefit and the cost of providing it, which will vary according to market rates.	**Proportionality** A competitive benefits offering, which can be tailored to individual circumstances, together with broader support for executive directors to assist them in carrying out their duties.
Pension Encouraging planning for retirement and long-term savings.	A monthly pension allowance of 10% of salary paid in cash. This allowance can be used, along with other elements of pay, to participate in a pension scheme.	The standard pension allowance rate is the same as that applicable to the vast majority of the UK workforce (currently 10% of base salary). Mr Thwaite was a member of NatWest Group's defined benefit pension scheme prior to becoming an executive director, and when appointed as Group CEO in July 2023 he continued to participate on the same terms as applicable to him in his previous role based on the legacy provisions of the Policy, see page 141 and 142 for more information.	**Alignment with culture** Standard pension rates for executive directors are aligned with the rate offered to the wider workforce. Mr Thwaite has confirmed that, following his permanent appointment to the role of Group CEO, he will become a deferred member of the defined benefit scheme as soon as reasonably practicable and can choose to join NatWest Group's defined contribution pension arrangements.

Summary of the Policy for executive directors continued

Purpose and link to strategy	Operation	Maximum opportunity	Alignment with Provision 40 of the Code
Annual bonus Supporting a culture where individuals are rewarded for the delivery of superior performance, with measures and targets reflecting NatWest Group's strategic priorities and purpose. Performance is assessed based on a range of financial and non-financial measures that encourage long-term value creation. Awards are subject to malus and clawback adjustments to support long-term decision making.	– financial measures account for between 50% and 60% of the annual bonus opportunity. – non-financial measures account for at least 30% and personal measures may be used up to a maximum of 10% of the scorecard. – awards will be delivered 50% in shares and 50% in cash. – awards will be deferred in combination with RSP awards to meet regulatory requirements. – a post-vesting retention period will apply to the amount delivered in shares (currently 12 months). – malus provisions apply prior to vesting and clawback applies for seven (and potentially up to ten) years from the date of award.	Bonus awards will be granted up to a maximum value of 100% of base salary. The value of awards can also reflect a discount for long-term deferral, in line with regulatory guidelines. The level of the award can vary between 10% for threshold performance and 100% for maximum performance. Target performance will pay out at 50% of maximum. You can find the proposed performance measures and weightings for the 2024 financial year on page 151.	**Clarity** There is clarity on how performance will be assessed and the expected behaviours. We provide transparency through detailed disclosure and engage with shareholders as well as the workforce on our approach to executive pay. **Simplicity** Most of the remuneration for executive directors is share-based and subject to deferral and retention requirements, which creates simple and significant alignment with our shareholders. **Risk** We take risk into account at various stages of the performance assessment process, with underpins and malus and clawback provisions to adjust awards if necessary.
RSP awards Supporting sustainable performance over a multi-year period. Awards are delivered entirely in shares over many years to create simple and effective alignment with shareholders over the long term. Malus and clawback provisions discourage excessive risk-taking and other inappropriate behaviours.	– an award will be granted provided performance has been satisfactory over the prior year. – after three years, performance will be assessed against pre-determined underpin criteria. – awards will vest in combination with annual bonus awards to meet regulatory requirements for deferral (currently between three to seven years after grant). – a post-vesting retention period will apply (currently 12 months). – malus provisions apply prior to vesting and clawback applies for seven (and potentially up to ten) years from the date of award. – the number of shares for RSP and bonus awards may be calculated using a price that is discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period.	RSP awards will be granted up to a maximum value of 150% of base salary. The value of awards can also reflect a discount for long-term deferral, in line with regulatory guidelines. Subject to the underpin criteria, the vesting level of RSP awards can vary between 0% and 100% of the original number of shares granted. The expected vesting level is 100% of maximum with safeguards in place to ensure there are no payments for failure. See page 152 for further information on RSP awards to be granted for the 2024 financial year.	**Predictability** RSP award levels are intended to be more predictable and linked to long-term performance, helping to support prudent risk management. **Proportionality** Variable pay cannot be awarded above the level of fixed pay. We believe this is a restrained and proportionate approach to executive remuneration. **Alignment to culture** Variable pay is subject to sustainable performance and progress against our purpose-led strategic goals. Payments are made over many years to encourage long-term thinking. Shareholding requirements further align the interests of executive directors with the returns to shareholders.
Shareholding requirements Executive directors must build and continue to hold a significant shareholding both during and after employment.	– shares and unvested awards count on a net-of-tax basis towards the requirement once any performance assessment has taken place. – on leaving, shares must be held for a period of two years and procedures are in place to enforce the requirement.	CEO – 500% of salary. CFO – 300% of salary.	

Summary of the Policy for executive directors continued

Remuneration for the Chairman and non-executive directors

Purpose and link to strategy	Operation	Maximum opportunity
Fees Competitive fees that reflect the skills, experience and time commitment required for the role. Fees are set at an appropriate level to attract individuals with the attributes needed to oversee the Board's strategy.	Fees can be paid in cash, shares or a combination of the two. From 2023, a portion of fees are used to purchase shares under a new shareholding policy for the Chairman and the non-executive directors. Further details are set out on page 152. The level of fees is reviewed regularly. Additional fees may be paid for new Board Committees provided these are not greater than fees payable for the existing Board Committees. No variable pay is provided so that the Chairman and non-executive directors can maintain appropriate independence.	The rates for the year ahead are set out in the Annual remuneration report. Any increases to fees will not normally be greater than the average inflation rate or salary increases for the wider workforce. Other than in exceptional circumstances, fees will not increase by more than 15% over the course of the Policy.
Benefits Providing a level of benefits in line with market practice.	The Chairman and non-executive directors are entitled to travel assistance in connection with company business including the use of a car and driver. NatWest Group will meet the cost of any tax due on the benefit. Other benefits may be offered in line with market practice. The Chairman is entitled to private medical cover and life insurance cover provided the Board considers the costs to be reasonable.	The value of the private medical and life insurance cover for the Chairman, as well as other benefits, will be in line with market rates and disclosed in the Annual remuneration report.

Other policy elements for Directors

Element	Operation
Recruitment policy	When recruiting new directors, the Policy aims to be competitive and to structure pay in line with the framework applicable to current directors, recognising that some adjustment to quantum may be necessary to secure the preferred candidate. A buy-out policy exists to replace awards forfeited or payments forgone, which is in line with regulatory requirements.
Notice and termination provisions	Under service contracts, NatWest Group or the executive director is required to give 12 months' notice to the other party to terminate the employment. There is discretion for NatWest Group to make a payment in lieu of notice (based on salary only). The Chairman and the non-executive directors do not have notice periods and no compensation will be paid in the event of termination, other than standard payments for the period served up to the termination date. Non-executive directors have letters of appointment instead of service contracts and are appointed for three years initially. At the end of this term, a further three-year term may be agreed, and non-executive directors may be invited to serve beyond six years, up to a maximum tenure of nine years. The Chairman is subject to the Code's requirements relating to the maximum tenure period for chairs. All directors stand for annual election or re-election by shareholders at the AGM.
Effective dates of appointment for directors	Howard Davies – 14 July 2015 Frank Dangeard – 16 May 2016 Yasmin Jetha – 21 June 2017 Paul Thwaite – 25 July 2023 Roisin Donnelly – 1 October 2022 Stuart Lewis – 1 April 2023 Katie Murray – 1 January 2019 Patrick Flynn – 1 June 2018 Mark Seligman – 1 April 2017 Rick Haythornthwaite – 8 January 2024 Lena Wilson – 1 January 2018
Treatment of outstanding share plan awards on termination	On termination, we will treat awards in accordance with the relevant plan rules or other terms on which they were granted. Any deferred annual bonus awards that are unvested will normally lapse on leaving unless good-leaver circumstances apply, in which case the awards will normally continue to vest on the original vesting dates. In good-leaver circumstances, individuals will be eligible to be considered for an annual bonus award for their final year of employment. RSP awards that are unvested will normally lapse on leaving unless specified good-leaver circumstances apply. For good leavers, awards are pro-rated for time served during the three-year performance period and will normally continue to vest on the original vesting dates. Individuals will not be eligible to be considered for an RSP award for their final year of employment.

Annual remuneration report

Single total figure of remuneration for executive directors for 2023 (audited)

	Paul Thwaite (1)		Alison Rose (2)		Katie Murray	
	2023	2022	**2023**	2022	**2023**	2022
	£'000	£'000	**£'000**	£'000	**£'000**	£'000
Base salary	**458**	–	**647**	1,117	**782**	761
Fixed share allowance	**458**	–	**647**	1,117	**782**	761
Benefits	**34**	–	**92**	82	**30**	30
Pension	**0**	–	**65**	112	**78**	76
Total fixed remuneration	**951**	–	**1,452**	2,428	**1,673**	1,628
Annual bonus	**245**	–	**–**	643	**409**	416
Long-term incentive	**508**	–	**–**	2,178	**859**	1,597
Sharesave	**2**	–	**–**	n/a	**3**	n/a
Total variable remuneration	**755**	–	**–**	2,821	**1,271**	2,013
Total remuneration	**1,706**	–	**1,452**	5,249	**2,944**	3,641

(1) Mr Thwaite was appointed as Group CEO on 25 July 2023. Remuneration above includes fixed pay since appointment as Group CEO and annual bonus in respect of period as Group CEO, together with the estimated vesting value of the full 2021 LTI award, including the value relating to the performance period prior to appointment.

(2) Reflects fixed remuneration paid to Ms Rose for the period to 25 July 2023, the date she stepped down from her role. In line with Ms Rose's service agreement, payment of her fixed pay elements are being made for her contractual notice period, which will end on 26 July 2024. See page 150 for further details.

Notes to the single figure table

Mr Thwaite has confirmed that, following his permanent appointment to the role of Group CEO, he will now become a deferred member of the defined benefit scheme as soon as reasonably practicable and can choose to join NatWest Group's defined contribution pension arrangements.

Fixed share allowance: The fixed share allowance is based on 100% of salary and, as part of fixed remuneration, is not subject to any performance conditions.

Benefits: Includes standard benefit funding at £26,250 per annum. The 2023 values reflect updated methodology for benefit calculations for travel assistance. For Mr Thwaite this includes travel assistance in connection with company business (£21,113) and assistance with home security (£1,700). For Ms Murray it includes travel assistance in connection with company business (£405) and assistance with home security (£3,349). For Ms Rose it includes travel assistance in connection with company business (£67,956) and assistance with home security (£9,618).

Pension:

The executive directors receive a monthly pension allowance of 10% of base salary.

Mr Thwaite has been an active member of NatWest Group's defined benefit pension scheme. For participating in this scheme, he was required to exchange part of his fixed pay. This was equivalent to 23.6% of his salary in respect of his services as Group CEO for FY23. This equated to £108,383 (made up of his 10% pension allowance £45,833 plus an additional amount of £62,549 of fixed pay). He also made member contributions to the scheme of 1.7% of salary, equivalent to £7,643 in respect of his services as Group CEO for FY23.

The value of the defined benefit pension for the period Mr Thwaite was an executive director is based on the capitalised pension accrual (net of CPI inflation) during the period less the direct employee contribution referenced above (£7,643). Due to the limit applied to increases in pensionable salaries and the CPI inflation figure required to be used in the calculation, the outcome of this calculation was negative £111,562.

As the aggregate value of these elements is negative, in line with the DRR regulations, the amount included within the single figure is zero.

Annual bonus: In determining bonus awards for 2023, the committee assessed performance against financial, strategic and personal measures as set out on page 143.

Long-term incentive: The 2023 value relates to LTI awards granted in 2021. Ms Rose voluntarily confirmed she did not wish to receive a LTI award for the 2020 performance year to signify that NatWest Group was aware of the need to demonstrate responsibility on pay, due to the magnitude of events relating to COVID-19. For Mr Thwaite and Ms Murray, the committee assessed performance prior to vesting and also considered whether the outcome could represent a windfall gain, as set out on page 146 and 147.

Sharesave: Figures represent our employee share plan Sharesave. For Mr Thwaite this includes a gain when shares under options were exercised and sold. For Ms Murray, options were exercised but not sold and the value therefore represents the notional gain based on the difference between the closing share price on the date of exercise and the exercise price. Sharesave options are not subject to performance conditions.

Annual remuneration report continued

Pension – additional disclosure to the single total figure table

Mr Thwaite has been an active member of the Main Section of the NatWest Group Pension Fund and his membership predated his Board appointment. He joined the Fund from The Royal Bank of Scotland Staff Pension Scheme (RBSSPS) as part of a 2002 merger with the National Westminster Bank Pension Fund. The RBSSPS was a defined benefit pension arrangement and was available to all employees recruited by the Royal Bank of Scotland at the same time as him. The Main Section is a funded defined benefit pension scheme that was closed to new joiners in 2006 and the future service contribution rate is currently 47.2% of salary. Since 2009, increases to pensionable salaries have been subject to a maximum annual increase of the lower of the increase in CPI, 2% and the member's basic salary increase.

The terms applicable to Mr Thwaite, in line with the terms applicable to all other employees who joined the Royal Bank of Scotland at the same time, were as follows:

- Normal Pension Age is age 60 unless members have chosen a Normal Pension Age of 65. For Mr Thwaite, the Normal Pension Age is 60 which normal retirement date is 20 September 2031.
- On retirement at Normal Pension Age, members are entitled to a pension, based on their service, up to a maximum of two thirds of final pensionable salary (subject to an Earnings Cap which is £205,200 for the tax year starting 6 April 2023 and increases annually broadly in line with increases in RPI) less a state pension offset from their State Pension Age.
- Mr Thwaite's pensionable salary as at 31 December 2023 was £140,042 and his accrued pension as at this date was £62,047.
- Members retiring on the grounds of ill-health are normally entitled to an unreduced pension based on service to Normal Pension Age.
- From age 55, members are entitled to leave the bank and with the consent of the bank receive a pension reduced to reflect its early payment (unless this was at the request of the bank, in which case there will be no reduction).
- On death in service, the following benefits are payable to dependants:
  - a lump sum of four times the lower of basic salary and the Earnings Cap (£205,200 for the tax year starting 6 April 2023 and increases annually broadly in line with increases in RPI) plus a refund of any voluntary pension contributions paid to the Fund;
  - a dependant's pension of 50% of the member's pension entitlements based on service to Normal Pension Age less a state pension offset from the recipient's State Pension Age; and
  - children's pensions totalling up to 50% (or 100% if no other dependant) of the member's pension entitlement.
- On death after retirement, the following benefits are payable to dependants:
  - if within the first five years of retirement, a lump sum equal to the balance of five years' instalments of the pension in payment;
  - a dependant's pension of 50% of the member's pension entitlement at death had they not given up any for a lump sum at retirement less a state pension offset from the recipient's State Pension Age; and
  - children's pensions totalling up to 50% (or 100% if no other dependant) of the member's pension entitlement.
- Pensions in payment will increase each year by the lower of 3% and the increase in the Retail Price Index other than where legislation requires a higher amount.
- Members must contribute 2% of their Contribution Salary to the Fund. For Mr Thwaite this equated to 1.7% of salary.

Mr Thwaite has confirmed that, following his permanent appointment to the role of Group CEO, he will become a deferred member of the defined benefit scheme as soon as reasonably practicable and can choose to join NatWest Group's defined contribution pension arrangements.



Annual bonus performance assessment for 2023

The committee considered performance against financial and strategic non-financial measures set to reflect our purpose-led strategy as well as personal performance by the executive directors. Bonus awards of 50% of maximum would be expected to be made for the achievement of target performance. The outcome of the assessment against the measures and targets under the bonus scorecard is set out in full on the next page.

In line with leaving arrangements as disclosed on page 150, no bonus will be paid to Ms Rose in respect of service during 2023.

Mr Thwaite received a separate discretionary award in respect of the portion of 2023 when he was CEO of the Commercial & Institutional franchise. Further details of this award are not included within this report as it does not relate to his time as an executive director.

In respect of his bonus for the CEO role, the committee noted that Mr Thwaite quickly and effectively took leadership of NatWest Group and provided stability in challenging circumstances. He successfully handled business as usual matters as well as complex risk events over the second half of the year. Mr Thwaite has also successfully established relations with regulators and investors since his appointment. The committee also noted his support for and from his direct reports.

Ms Murray was also considered to have delivered good overall performance with strong engagement with investors throughout the year, and building a viable yet ambitious financial plan for 2024. The committee noted that good progress had been made on key programmes this year, which resulted in a clear plan for 2024 earlier than normal, and constructive engagement in challenging existing commitments. There had also been progress on building bench-strength in Finance.

The bonus scorecard takes into account the context in which performance was delivered. The committee considered a downward risk modifier which enables risk performance to be assessed and awards reduced, potentially to zero. Downward adjustments of 0.71% were applied to Mr Thwaite and 0.46% to Ms Murray to reflect risk performance against core goals, balanced by strong leadership behaviours. The committee believed the final outcome reflected the considerable achievements by the executive directors through a challenging year and therefore no further discretion was applied to the resulting award levels.

As the transition period for the Policy has ended, the maximum bonus award was set at 100% of base salary. The final bonus amounts are set out below and awards will be made in early 2024, spilt equally in cash and shares. Malus and clawback provisions apply to the awards and the shares will be subject to a 12-month retention period.

	Maximum award	Final bonus award	Award level %
Paul Thwaite	£458,333	£245,438	53.55%
Alison Rose	–	–	–
Katie Murray	£782,213	£409,097	52.30%



Annual remuneration report continued

Annual bonus performance assessment for 2023

Annual bonus measures	Minimum (10% payable)	On target (50% payable)	Maximum (100% payable)	Weighting	Weighted outcome
Financial (60%)					
Group RoTE (1) (3)	14.0%	15.7%	17.4%	30%	14.17%
	Achieved 15.6%				
Group underlying income excluding notable items (2) (3)	£13.8 billion	£14.8 billion	£15.8 billion	10%	3.16%
	Achieved £14.3bn				
Group operating expenses, excluding litigation and conduct costs	£7.7 billion	£7.6 billion	£7.5 billion	10%	2.84%
	Achieved £7.64bn				
Progress to medium-term capital target (4)	n/a	CET1 target range of 13-14%	n/a	10%	5.00%
	Achieved 13.4%				
Strategic (35%)					
Climate					
Climate and sustainable funding and financing (£100 billion between 1 July 2021 and end of 2025)	£24.5 billion	£25.3 billion	£26.2 billion	5%	5.00%
	Achieved £29.3bn in 2023				
Implementation of the initial Climate transition plan (6)	Four sectors on target plus one of two AUM and Retrofit milestones			5%	2.75%
	Implementation on target				
Customer					
Aggregated view of Net Promoter Score (NPS) and Customer Touchpoint Rating for our brands (7)	Meet target on average			10%	4.80%
	Target met on average				
Purpose, culture and people					
Purpose score (Our View)	74	87	89	3.33%	3.33%
	Achieved 90				
Culture score (Our View)	71	80	82	3.33%	3.33%
	Achieved 83				
Percentage of females in top three layers of the organisation (globally) (8)	39%	42%	44%	1.67%	0.62%
	Achieved 41%				
Percentage of colleagues from ethnic minority backgrounds in top four layers (UK) (8)	9%	12.5%	14.5%	1.67%	1.05%
	Achieved 13.0%				
Enterprise and capability					
Supporting diverse enterprise, prioritising support for harder to reach groups (9)	Support 35,000 businesses through enterprise programmes with 275,000 customer interactions to start, run and grow a business.			1.66%	1.35%
	45,263 businesses supported 300,771 customer interactions				
Number of young adults engaged in enterprise and entrepreneurship activity	47,800	50,000	57,500	1.66%	1.62%
	Achieved 57,155				
Number of financial capability interactions which require active engagement, give knowledge or skills or change behaviour (10)	3.72 million	4 million	4.6 million	1.66%	1.24%
	Achieved 4.3m interactions from key initiatives				
Personal measures (5%)					
Discretionary assessment at year end for both Mr Thwaite, Group CEO and Ms Murray, Group CFO	Strong performance by both directors was recognised across core areas.			5%	4.0% (CEO) 2.5% (CFO)
Downward risk modifier (0-100%)					
Downward risk modifier of 0.71% applied for Mr Thwaite, Group CEO, and 0.46% for Ms Murray, Group CFO, to reflect risk performance against core goals, balanced by strong leadership behaviour				Final outcome post risk modifier	53.55% (CEO) 52.30% (CFO)

Performance achieved in 2023

The reconciliation to the reported figures and footnotes for the table above is set out on the next page.

Annual remuneration report continued

Reconciliation to reported figures and footnotes

	Amount	Group RoTE	Group underlying income excluding notable items
Reported figure		17.8%	£14.3 million
Gains from interest and FX risk management derivatives not in accounting hedge relationships and own credit adjustments	£77 million (5)	(0.2%)	
Timing of FX and/or conduct losses	£256 million (5)	(1.0%)	
Deferred tax asset and tax rate	£225 million	(0.9%)	
Figures used in bonus scorecard		15.6%	£14.3 million

(1) For the purpose of assessment under the bonus scorecard, adjustments are made to the published RoTE to exclude material factors outside management's control. Items will only be adjusted if this results in an impact of at least 0.25% to the RoTE figure. For performance year 2023, these include:
  a. Gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments, and the timing of FX and litigation and conduct charges; and
  b. Deferred tax asset and effective tax rate changes.

(2) For income, no adjustments are required to the reported figure for gains from interest and FX risk management derivatives not in accounting hedge relationships, own credit adjustments, and FX losses as notable items are already excluded from the definition of the reported figure.

(3) For RoTE and income, the impact of changes in base rate from that assumed at the beginning of the year net of associated changes in customer behaviour resulting in a deposit balance mix shift is below the materiality threshold for adjustment.

(4) Capital has been assessed on a qualitative basis against the range.

(5) Amounts quoted are pre tax whereas RoTE impacts are post tax.

(6) Minimum (10% payable) – three sectors on target. On target (50% payable) – four sectors on target with one of the two Assets Under Management (AUM) and Retrofit milestones achieved. Maximum (100% payable) – five sectors on target with both of the two AUM and Retrofit milestones. Achieved – Four sectors on target and both milestones (AUM and Retrofit). As a result we have exceeded our target. Recognising the relative importance of the sectors element of the target, 55% (of the 5%) has been awarded. For more information on climate metrics please refer to our Climate-related Disclosures Report, sections 5.3 and 7.1.

(7) As NPS is not available for NatWest Markets, an internal Customer Touchpoint Rating (CTR) is applied to assess NatWest Markets' customer performance. The aggregated view reflects the contribution of each franchise to NatWest Group's income. Targets: Consumers: Improve NatWest Retail Main Bank NPS to +23 or 3rd (from +22 and 3rd). Businesses: Improve NatWest Business Banking £0-750k NPS to -6 or 3rd (from -8 and 3rd) and maintain NatWest Commercial Mid-Market £750k+ NPS at +17 or 1st. Wealth: Improve Premier NPS to +31 or 3rd (from +29 and 3rd). Achieve Coutts NPS (12MR) of +36 (from +38) or Coutts NPS (3MR) of +49 (from +28). RBSI: Maintain NPS of +35. NatWest Markets: maintain average CTR of 72%. We met or exceeded 5 out of the 7 customer goals set for 2023. The weighted average rating across these 7 targets mean that the Customer outcome is 4.80%.

(8) NatWest Group's management structures were revised during 2023. For the purpose of remuneration reporting, the representation targets were set based on the management structures in place at the start of the FY2023 with performance assessed at 31 December 2023.

(9) Enterprise target aimed at supporting the recovery and prioritising support for harder to reach groups with higher barriers to entering and growing a business. The support was to be distributed as follows: 75% support to UK regions outside London & South East, 50% support to females, 20% support to individuals from ethnic minority backgrounds, Minimum target: 32,550 businesses and 269,000 interactions, Maximum target: 40,250 businesses and 316,250 interactions (same percentage distribution as target).

(10) Key initiatives are: MoneySense, Financial Health Checks, Spending Feature and Know My Credit Score. Please see page 8 of the ESG Disclosures Report for Spending Feature measurement approach.



Annual remuneration report continued

2021 LTI award – Pre-vest performance assessment framework

LTI awards were made in early 2021 following an assessment of performance over the 2020 financial year. Before vesting, the committee carries out a further review to consider whether anything has come to light which might call the original award into question. Internal control functions and PwC, as independent advisers, the Group Board Risk Committee (BRC) and the Group Sustainable Banking Committee (SBC) support the committee in this assessment, with the outcome set out below.

Looking back to performance for 2020 and 'knowing what we know now', has NatWest Group

Core questions

1. Remained safe and secure, taking into account financial results and the capital position?

2. Been a good bank for customers taking into account customer and advocacy performance?

3. Operated in an environment in which risk is seen as part of the way we work and think?

4. Operated in a way that reflects its stated values and Purpose?

Evidenced by…

Core question	Evidenced by…	Analysis
1	Has NatWest Group breached a minimum capital ratio over the period?	**NO** NatWest Group has remained well capitalised since 2020.
1	Has there been a material fall in the NatWest Group share price over the period?	**NO** The share price has risen since the end of 2020.
2	Has Net Promoter Score (NPS) fallen across the business?	**Some declines** Declines in certain limited areas which are driven by external factors.
3	Have there been indicators of a material deterioration in the risk culture or profile, taking into account annual assessments by the Risk function and the BRC?	**NO** No material deterioration in risk culture or profile since 2020.
4	Has the culture index from Our View fallen materially?[1]	**NO** No material deterioration in culture scores, with scores maintained since 2020.
4	Has there been a material deterioration in Purpose-linked indicators since the performance year in question?	**NO** No material deterioration in purpose-linked indicators.

Potential under-performance?

YES

Where the answer is 'Yes', three further questions are considered:

1. Is the underperformance due to factors within management's reasonable control in the circumstances?
2. Can the underperformance be linked back to the performance year to which the award relates, rather than to performance developments since?
3. Is it appropriate to reflect the underperformance in the current pre-vest test (i.e. if the underperformance has not been adequately reflected in other ways such as subsequent pre-grant tests and awards in the interim)?

If the answer to each of these questions is "Yes", the committee may decide that a reduction on pre-vest is appropriate, and it has the discretion to decide the amount.

Further analysis

Whilst some customer metrics have declined since 2020, these are due to market factors and are not related to 2020 performance. Given this, there was no deterioration in financial, customer, risk and culture performance that would merit a reduction prior to vesting. The committee noted the investigation of Financial Crime and CDD remediation had resulted in adjustments to prior LTI vestings through the risk underpin. Since the timeline for financial crime return to appetite had not worsened over the course of 2023, no further adjustments were considered necessary as part of the 2021 LTI pre-vest assessment.

(1) As disclosed in 2022, the LTI pre-vest culture assessment is now assessed using 'Our View', NatWest Group's internal colleague opinion survey, following the closure of the FSCB and its survey. Achievement of 'threshold level of sustainable performance' has been evidenced.

NO

No adjustment proposed, subject to underpins to consider any significant risk, stakeholder or reputational matters not already captured in the performance assessment, with advice from the BRC and the SBC. The underpins also allowed the committee to consider events arising during the period between grant and the end of year 3.

Vesting of 2021 LTI awards (audited)

Ms Rose had informed the Board she did not wish to receive an LTI award for the 2020 performance year, recognising the magnitude of events relating to COVID-19. LTI awards were granted to Mr Thwaite and Ms Murray in March 2021 in respect of performance year 2020. Prior to the award being granted to Mr Thwaite and Ms Murray, reductions of 55.2% and 54.5% respectively were applied to the maximum award as a result of the pre-grant performance assessment with a further reduction to reflect the impact of COVID-19 on our pay decisions that year. This resulted in LTI awards of £403,000 for Mr Thwaite and £682,000 for Ms Murray. The pre-grant performance reductions were made as risk, customer and enterprise performance in 2020 were not fully at the desired level.

At the end of 2023, a further assessment took place to review whether anything had come to light which might call into question the original award. The pre-vest assessment found that there had been no material deterioration in financial, customer, risk and culture performance since grant. Overall, the data indicated that the required level of sustainable performance had been achieved and no further reductions were made to the 2021 LTI awards under the pre-vest test. The committee also considered the potential application of risk and stakeholder perception underpins, which included a detailed discussion of whether the vesting outcome could result in potential windfall gains. The committee used our pre-disclosed framework and a range of other factors to assess windfall gains and believed there was a strong rationale for not making any adjustment.

A summary of the position from grant to vest is set out below along with the estimated vesting values for the 2021 LTI award, which is used in the single total figure of remuneration table. The shares will vest in equal amounts between 2024 and 2028, followed by a 12-month retention period. Malus and clawback provisions also apply.

	Alison Rose		Paul Thwaite		Katie Murray	
2021 LTI Award	Shares	Value	Shares	Value	Shares	Value
Maximum opportunity	–	–	537,442	£900,000	895,737	£1,500,000
Reduction for pre-grant test	–	–	296,787	£497,000	488,475	£818,000
Award granted	–	–	240,655	£403,000	407,262	£682,000
Reduction for pre-vest test	–	–	–	–	–	–
Amount post performance tests	–	–	240,655	£403,000	407,262	£682,000
Increase in value due to share price	–	–	–	£104,518	–	£176,876
Estimated vesting value	–	–	–	£507,518	–	£858,876

(1) Share price used to determine the number of awards was £1.6746. This was determined using the share price at grant of £1.866 which was discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period, in line with the shareholder approved Policy. The estimated vesting value was based on share price of £2.1089, the average over the three-month period from October to December 2023.

Windfall gains

As previously disclosed in the 2020 Directors' remuneration report, the committee has implemented a framework for the assessment of windfall gains when assessing the vesting of the 2021 LTI gains prior to the vesting of our LTI awards. The committee considered the following factors:

- the level of the grant price in comparison to pre COVID-19 levels – A pre-COVID reference price of £2.30 was used based on the price on the average share price across November and December 2019. Relative to this date the like-for-like[1] grant share price of £1.866 was 19% lower. It was noted this is less than 20%, the level above which further consideration would typically be given to an adjustment. It is also worth noting that the like-for-like grant share price was 10% higher than the price used for the 2020 grant.
- the level of share price appreciation (if any) over the period up to vesting – During the pre-vest period following the grant of the 2021 LTI award, NatWest Group's share price rose by 16%, which in our review did not give rise to a windfall gain to the executive directors.
- consideration of whether share price appreciation was unique to NatWest Group and indicative of strong management performance – Share price growth of 16% over this period in our view largely reflects the improvement in the financial performance of NatWest Group as reflected in the profit and RoTE performance during the pre-vest performance during the pre-vest period.
- whether any reduction had been applied to award levels at pre-grant. The NatWest Group LTI construct was different to a more traditional LTIP construct as the main performance assessment took place prior to grant. Under this assessment, the March 2021 LTI grants to Mr Thwaite and Ms Murray[2] for performance year 2020 were reduced to 44.8% and 45.5% of maximum respectively. The reduction reflected both performance during the year and significant further pay restraint to reflect the impact of COVID-19. The committee considered this was another important consideration in making any windfall gain assessment.

Considering the above, the committee concluded that no windfall gain had arisen and that no further adjustment was required to be made to the 2021 LTI awards prior to vesting.

(1) The 2021 LTI grant price was discounted for the first time to reflect the absence of dividends or dividend equivalents over the vesting period, in line with the Policy. For the purpose of the above analysis the 'like-for-like' grant share price of £1.866 used in the analysis represents the share price undiscounted for the lack of dividends.
(2) Ms Rose confirmed she did not wish to receive an LTI award for the 2020 performance year which the committee determined to be £899,000 as noted in the 2020 Directors' remuneration report.

Annual remuneration report continued

Scheme interest – RSP awards granted during 2023 (audited)

	Grant date	Face value	Award price (1)	Shares awarded (2)	Vesting levels	Performance requirement
Paul Thwaite	07-Mar-23	£937,501	£2.2055	425,074	Between 0% – 100% with no set minimum vesting	The award was subject to a pre-grant assessment of performance over 2022. The committee will make a further assessment at the end of the three-year performance period for Mr Thwaite and Ms Murray (covering financial years 2023 to 2025) to determine whether sustainable performance has been achieved. Before vesting, the outcome will be reviewed by the committee using the underpin criteria below, as well as their broader discretion.
Alison Rose (3)	07-Mar-23	£1,395,627	£2.2055	632,794		
Katie Murray	07-Mar-23	£951,565	£2.2055	431,451		

(1) The award price shown is calculated as the average share price over the five days prior to the grant date, discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period, in line with the Policy. For reference, the full market price of NatWest Group shares at the time of grant for the 2023 RSP awards was £2.9216.

(2) The conditional share awards granted to Mr Thwaite relate to his remuneration arrangements as CEO C&I, prior to becoming an executive director. For Ms Murray, the award of conditional shares equated to 125% of base salary. The number of shares was calculated taking into account performance and the maximum potential award. The award price was based on the average share price over five business days prior to grant. Subject to the pre-vest assessment, these awards will vest in equal amounts between years 2026 and 2030. Service conditions and malus provisions apply up until vest, and clawback provisions apply for a period of at least seven years from the date of grant.

(3) In line with leaving arrangements as disclosed on page 150, all RSP awards granted during 2023 will lapse on the cessation of Ms Rose's employment.

RSP awards to be granted for 2023 (audited)

RSP awards are granted provided the committee considers performance over the prior year has been satisfactory, based on an assessment against our internal performance management framework. The determination of whether satisfactory performance has been achieved is based on our internal ratings scale (1 to 5) with a rating of 3 or above normally resulting in the RSP award being granted at maximum. A 3 rating means performance goals have been fully achieved throughout the year and behaviours have been demonstrated at the required level. Performance against regulatory accountabilities is also considered.

The maximum RSP award under the Policy is limited to 150% of base salary. Mr Thwaite and Ms Murray both received ratings of 3 for 2023, meaning performance goals were fully achieved or exceeded and behaviours were demonstrated at the required level. All regulatory responsibilities were also met. Noting the achievements by both executive directors over the year and the subsequent performance ratings, the committee agreed that RSP awards would be granted at maximum, in line with the Policy.

As a result, Mr Thwaite and Ms Murray will receive RSP awards of £1,215,774 and £1,173,319 respectively. The awards will be delivered entirely in shares and subject to conditions before vesting as well as significant holding periods to create long-term alignment with the experience of shareholders. Malus and clawback provisions will also apply.

In line with leaving arrangements disclosed on page 150, no RSP award will be granted to Ms Rose in respect of service during 2023.

Pre-vest underpin

The committee will make an assessment at the end of the three-year performance period (covering financial years 2024 to 2026) to determine whether sustainable performance has been achieved. Before vesting, the outcome will be reviewed using the underpin criteria below. Following the assessment, RSP awards may vest in full, in part or lapse in their entirety, with discretion to consider other factors and apply discretion before deciding the final vesting outcome. This will mitigate any potential unintended outcomes that might arise and ensure that there is a fair outcome.

A sustainable level of performance over the period will be considered with reference to:


2023
2024
Criteria before vesting
2027
Pre-grant performance
Year of grant
1
The level of capital held relative to the maximum distributable amount.
2
Total distributions paid relative to our distribution policy.
3
Any material deterioration in the risk or regulatory compliance profile or control environment of NatWest Group, or a serious conduct or reputational event.
Start of vesting
Vests in equal amounts between 2027 and 2031, with a 12-month retention period after each vesting.

Annual remuneration report continued

Remuneration for the Chairman and non-executive directors in 2023

The Chairman's composite fee was increased from £750,000 to £775,000 per annum and the basic Board fee was increased from £82,000 to £85,000 per annum from 1 May 2023. The increases were made after considering the fees paid by other major UK banks as well as salary increases for the wider workforce. The increases of 3.33% and 3.66% respectively were lower than the 6.4% average salary increase applied across our global workforce from April 2023, and broadly aligned with the executive directors' 3% salary increases in April 2023. All other fee increases are detailed in the table below. A greater percentage increase was introduced for the Group Sustainable Banking Committee (SBC), reflecting the SBC's expanded remit from 1 May 2023 following the disbandment of the Technology and Innovation Committee. The Colleague Advisory Panel (CAP) fee was unchanged at £15,000. All changes were within the scope of the Policy approved by shareholders and no directors were involved in decisions regarding their own remuneration.

	2022 fees £	2023 fees £	Increase £	Increase %
Chairman – composite fee	£750,000	£775,000	£25,000	3.33%
Basic Board fee	£82,000	£85,000	£3,000	3.66%
Senior Independent Director (SID) (1)	£34,000	£36,000	£2,000	5.88%
Chair – GAC, BRC and RemCo	£73,000	£75,000	£2,000	2.74%
Chair – SBC	£60,000	£65,000	£5,000	8.33%
Member – GAC, BRC and RemCo	£34,000	£35,000	£1,000	2.94%
Member – N&G (2)	£15,000	£16,000	£1,000	6.67%
Member – SBC	£30,000	£32,000	£2,000	6.67%
NatWest Markets plc Chair – composite fee (3)	£270,000	£280,000	£10,000	3.70%

GAC (Group Audit Committee), BRC (Group Board Risk Committee), RemCo (Group Performance and Remuneration Committee), N&G (Group Nominations and Governance Committee), SBC (Group Sustainable Banking Committee).

(1) The SID fee was increased to reflect additional responsibilities relating to Chair succession and to align more closely with market comparators.
(2) The fees for N&G members were increased in light of increased Board recruitment activity.
(3) For the Chair of NatWest Markets plc, the fees were increased at a broadly equivalent rate to the basic Board fee increase in percentage terms.

For NatWest Group plc Board directors who also serve on the boards and committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc, the fees below reflect membership of all four boards and their respective Board Committees. Directors may also receive fees for membership of other subsidiary company boards and committees, the value of which would be included below. No variable pay is provided to the Chairman and non-executive directors. You can find further details of board and committee members and their attendance at meetings in the Corporate governance report on page 97.

Total remuneration for the Chairman and non-executive directors in 2023 (audited)

	Fees		Benefits (1)		Total	
	2023	2022	2023	2022	2023	2022
Chairman (composite fee)	**£'000**	£'000	**£'000**	£'000	**£'000**	£'000
Howard Davies	**767**	750	**6**	14	**772**	764
Non-executive directors						
Frank Dangeard	**277**	268	**2**	3	**279**	271
Roisin Donnelly	**118**	21	**6**	6	**124**	27
Patrick Flynn	**219**	232	**3**	5	**222**	237
Morten Friis (2)	**121**	202	**9**	44	**130**	246
Yasmin Jetha	**158**	171	**5**	4	**163**	175
Stuart Lewis (3)	**139**	–	**5**	–	**144**	–
Mike Rogers (4)	**61**	179	**3**	15	**64**	194
Mark Seligman	**204**	198	**5**	5	**209**	203
Lena Wilson (5)	**278**	205	**11**	17	**289**	222

(1) The benefits column for Howard Davies, Chairman, includes private medical cover, life cover and expenses in connection with attendance at Board meetings. There was a COVID-19-related private medical cover refund of premiums in 2023 due to a reduction of services in prior years, which resulted in a drop in the cost of the benefit, although this is expected to return to more typical rates in 2024. Non-executive directors are reimbursed expenses incurred in connection with travel and attendance at Board meetings.
(2) Morten Friis stepped down from the Board on 31 July 2023.
(3) Stuart Lewis was appointed to the Board with effect from 1 April 2023.
(4) Mike Rogers stepped down from the Board on 25 April 2023.
(5) Fees for Lena Wilson include a one-off additional fee of £37,500 for undertaking, at the request of the Board, an additional oversight and coordination role in relation to matters arising from the account closure arrangements at Coutts and associated events. This included holding extensive additional meetings between July 2023 and November 2023 with management and other stakeholders to review and discuss relevant matters and overseeing the preparation of proposals for consideration by the board committees. This is a one-off payment for 2023 reflecting the exceptional events of 2023.

Annual remuneration report continued

Payments for loss of office and payments to past directors (audited)

Alison Rose stepped down as Group CEO by mutual agreement with effect from 25 July 2023.

In line with Ms Rose's service agreement, she will continue to receive her fixed pay elements for her contractual notice period, which will end on 26 July 2024 in line with the terms of our approved Policy. For this purpose, her fixed pay elements consist of salary of £1,155,660 per annum, fixed share allowance of £1,155,660 per annum, pension allowance of £115,566 per annum, and contractually agreed benefits of £26,250 per annum.

In accordance with the terms of the Policy and our share plan rules, any awards due to vest after cessation of her employment on 26 July 2024 will lapse on that date. There is no change to the vesting schedule of her awards. Details of outstanding share awards are included in the scheme interests table of page 148. The value of unvested share awards, as at 31 December 2023, was £5,147,914. This value differs from that previously disclosed in the Section 430(2b) Companies Act 2006 Statement on 10 November 2023 as it is based on an updated share price. The final value of any lapsed share awards will depend on the share price on 26 July 2024.

In addition, no bonus or variable remuneration will be paid to Ms Rose in respect of service during 2023.

Ms Rose's shareholding requirement will continue to apply for a period of two years from her date of cessation of employment.

In accordance with the terms of the Policy, under the settlement agreement contributions towards Ms Rose's legal fees and outplacement support were agreed. This was £395,000 plus VAT for legal fees and £60,000 plus VAT for outplacement support.

Implementation of remuneration policy in 2024

Pay arrangements

Both executive directors will receive annual bonus and RSP awards in March 2024 in respect of the 2023 performance year. You can find details of these awards on pages 143 and 148. In December 2023, the committee agreed that no salary increases would apply from 1 April 2024 for the Group CEO, who had been appointed for an initial period of 12 months, and Group CFO. This compares to an average salary increase for the global workforce at 4%. Mr Thwaite has since been appointed permanently into the Group CEO role with effect from 16 February 2024. His salary element was reviewed in accordance with the Policy and set at £1,155,660. This sets Mr Thwaite's fixed pay at the same level as the fixed pay previously paid for the Group CEO role prior to his appointment in July 2023. Pay arrangements for the 2024 performance year are set out below.

	Salary (1 Jan 2024)	Salary (1 Apr 2024)	Standard benefits (1)	Pension (2)	Fixed share allowance (3)	Maximum bonus award for 2024 (4)	Maximum RSP award for 2024 (5)
Paul Thwaite	£1,050,000	£1,155,660	£26,250	10% of salary	100% of salary	£1,142,243	£1,713,364
Katie Murray	£787,950	£787,950	£26,250	10% of salary	100% of salary	£787,950	£1,181,925

(1) Amounts shown relate to standard benefit funding. Executive directors are also entitled to benefits such as travel assistance and security arrangements in line with the Policy. We will disclose the value of benefits received each year. Executive directors are eligible to participate in all-employee share plan arrangements on the same basis as colleagues.
(2) Mr Thwaite was a member of NatWest Group's defined benefit pension scheme prior to becoming an executive director and continued to participate on the same terms as applicable to him in his previous role based on the legacy provisions of the Policy, see page 141 and 142 for more information. Mr Thwaite has confirmed that, following his permanent appointment to the role of Group CEO, he will become a deferred member of the defined benefit scheme as soon as reasonably practicable and can choose to join NatWest Group's defined contribution pension arrangements.
(3) Fixed share allowance is payable broadly in arrears, currently in four instalments per year. The shares will be released in equal amounts over a five-year period.
(4) The maximum bonus award under the Policy is set at 100% of base salary and is calculated on salary earned over the year. The award is expected to vest at 50% where on-target performance is achieved across the scorecard.
(5) The maximum RSP award under the Policy is set at 150% of base salary and is calculated on salary earned over the year. The award is normally expected to vest in full, subject to underpin criteria that will ensure there is no payment for failure. The maximum value of the RSP award receivable by the Group CEO and Group CFO for 2024 would increase to £2,570,046 and £1,772,888 respectively in the event there was a 50% increase in the NatWest Group plc share price over the RSP three-year period from grant to vest.

Annual bonus performance assessment for 2024

The annual bonus scorecard will be based on weighted performance measures and appropriately stretching targets across financial and non-financial areas that align with our purpose-led strategy.

For 2024, financial performance will represent 60% of the scorecard with target ranges set in line with the budget. Non-financial measures will be focused across climate, customer, purpose, culture and people, and enterprise and capability. These measures represent an aggregate of 35% of the scorecard and reflect our ESG priority areas as well as the importance of good customer outcomes. The remaining 5% will be assessed on Personal measures based on a discretionary assessment of the performance of each executive director over the year. A downward Risk modifier will also apply, enabling risk performance to be assessed and awards reduced, potentially to zero.

Threshold and maximum targets will be disclosed retrospectively at the end of the performance period in the 2024 Directors' remuneration report, alongside the actual level of performance achieved and associated narrative. No award will be made if threshold performance, as determined by the committee, is not achieved. The level of the award to be paid will vary between 10% for threshold performance and 100% for maximum performance. Target performance will pay out at 50% of maximum opportunity.

All assessments of performance are subject to the committee's judgement to determine the appropriate outcome. Discretion will only be used by the committee when the application of the formulaic performance outcome drives an unrepresentative outcome or when it is necessary to take into account strategic, economic or societal impacts that were not or could not have been accounted for at the point of agreeing the bonus scorecard.

Annual remuneration report continued

Annual bonus performance measures and targets for 2024

Category		Performance measures	Target	Weighting
Financial				
Financial 60%	Group RoTE.		Target will be set with appropriate reference to our external guidance for RoTe. The targets set and the extent of their achievement will be disclosed in the 2024 Annual Report as the committee considers them to be commercially sensitive at this point in time.	30%
	Group underlying income excluding notable items.		Target will be set with appropriate reference to our external guidance for income excluding notable items. The targets set and the extent of their achievement will be disclosed in the 2024 Annual Report as the committee considers them to be commercially sensitive at this point in time.	10%
	Group operating expenses, excluding litigation and conduct costs.		Target to be in line with our external Group operating expenses guidance.	10%
	CET1.		CET1 target range of 13-14%.	10%
Non-Financial				
Strategic 35%	Climate	Climate and sustainable funding and financing.	Target of £25.8 billion towards the £100 billion target.	10%
		Implementation of the Climate transition plan.	1. Volume of customer engagement through carbon tracking, energy and retrofit journey tools; 2. Number of large customers for which the Customer Transition Plan Assessment (CTPA) is undertaken; and 3. % of in-scope AuM which align to a net zero trajectory.	
	Customer	Net Promoter Score (NPS) and Customer Touchpoint Rating (CTR) for our brands.	Consumers: Maintain NatWest Retail Main Bank NPS at +22. Businesses: Maintain NatWest Business Banking £0-750k NPS at -6 and maintain NatWest Commercial Mid-Market (£750k-£250m) NPS at +11 and maintain NatWest Large Corporate >£250m NPS at +19. Wealth: Maintain Premier NPS at +17. Improve Coutts NPS (12MR) to +34. RBSI: Improve NPS by 2 points on the new baseline to +43. NatWest Markets: Maintain average CTR of 75%. Also: Maintain RBSI NPS for Institutions to +44 and shared targets of Commercial Mid-Market NPS +11 and Large Corporate NPS +19.	10%
	Purpose, culture and people	Progress against purposeful leadership targets. Progress against culture targets. Number of females in senior roles. Number of colleagues from ethnic minority backgrounds in senior roles.	Purposeful leadership target from Our View = 84. Culture target from Our View = 83. Increase percentage in the top three layers to 43% on aggregate. Increase percentage in the top four layers in the UK to 13.5% on aggregate.	10%
	Enterprise and capability	Support the sustainable growth ambitions of our customers through our wrap around support, knowledge and expertise. Prioritise support for harder to reach groups with higher barriers to entering and growing a business.	Support UK businesses through enterprise programmes with 350,000 interventions to start, run and grow a business. In-person support (where measurement is possible; excluding digital) being distributed as follows: 75% to UK regions outside London & South East; 50% to females; 20% to Black, Asian and Minority Ethnic individuals.	5%
		To help 10 million people, per year, manage their financial wellbeing by 2027. To improve the financial wellbeing of young people and help them feel more confident about their future.	To help 7 million people to manage their financial wellbeing by the end of 2024. To reach 1 million young people in 2024.	
Personal (5%)	Discretionary assessment at year end for both executive directors.		Group CEO performance is based on recommendation from Chair taking into account additional individual performance factors. Group CFO performance is based on recommendation from CEO taking into account individual performance goals.	5%
Risk (0 – 100%)	Risk performance assessment based on Group, NatWest Holdings, Functional (CFO only) and individual risk performance.		Discretionary downwards modifier.	0-100%

Annual remuneration report continued

RSP performance assessment for 2024

RSP awards are granted entirely in shares creating simple and effective alignment with the returns that shareholders receive over the long term. This is supported by annual bonus arrangements, which ensure that executive directors are also incentivised to deliver on the key strategic priorities of NatWest Group, with robust weighted performance measures as set out on the previous page. After the application of the pre-grant test and the pre-vest underpin, the RSP would be expected to pay out at 100% in the vast majority of cases to deliver the expected value under the Policy.

Pre-grant test

Executive directors will be granted an RSP award in 2025 provided the committee considers performance over 2024 has been satisfactory, based on an assessment against our performance management framework.

Pre-vest underpin

RSP awards will not be subject to further performance conditions. However, before vesting, the committee will review the outcomes of the business against the underpin criteria. Details of the underpin criteria for the RSP award to be granted in respect of 2023 performance as well as the broader discretion available to the committee can be found on page 148.

Chairman and non-executive directors' shareholding policy and annual fees for 2024

From 1 January 2023, the Board introduced a formal shareholding policy for the Chairman and non-executive directors. The policy did not apply to directors who were due to step down from the Board within 12 months of 1 January 2023. Under the shareholding policy, NatWest Group retains a portion of the net monthly basic fees (10% for the Chairman and 25% for non-executive directors) which is used to purchase shares every quarter. The Chairman is required to build towards a shareholding equivalent to four times the basic annual Board fee (currently £340,000) and for non-executive directors the target is one times the basic annual Board fee (currently £85,000). Once the target is achieved, monthly deductions and quarterly purchases will continue at a reduced percentage of net monthly fees (5% for the Chairman and 10% for non-executive directors). The shares purchased under the shareholding policy are held in a nominee account with dividends reinvested and shares retained until the director steps down from the Board.

We believe this is a progressive and proportionate approach to shareholder alignment that will provide consistency and ultimately higher levels of shareholdings for this cohort. It will also ensure there is a continuous element of shareholder alignment as the Chairman and non-executive directors will continue to acquire shares over their entire tenure.

The annual fees applicable from 1 January 2024 are set out in the tables, with the fees delivered in a combination of cash and shares in line with the shareholding policy above.

Fees for NatWest Group plc Board (1)	Rates from 1 January 2024
Chair (composite fee)	£775,000
Non-executive director basic fee	£85,000
Senior Independent Director	£36,000

Fees for NatWest Group plc Board Committees (1)	Member	Chair
Group Board Risk Committee	£35,000	£75,000
Group Audit Committee	£35,000	£75,000
Group Performance and Remuneration Committee	£35,000	£75,000
Group Sustainable Banking Committee	£32,000	£65,000
Group Nominations and Governance Committee	£16,000	–

Other fees for NatWest Group plc Board directors	Rates from 1 January 2024
Chair of NatWest Markets plc (composite fee to cover all boards and committees)	£280,000
Chair of the Colleague Advisory Panel	£15,000

(1) No additional fees are payable where the director is also a member of the boards and respective board committees of NatWest Holdings Limited, National Westminster Bank Plc and The Royal Bank of Scotland plc. Where appropriate, directors receive additional fees for membership of other subsidiary company boards and committees including NatWest Markets Plc. If applicable, we will disclose the value of fees received in this report each year.

Other external directorships

The Board must approve any additional appointments undertaken by directors outside NatWest Group. Steps are in place to make sure that directors comply with regulatory limits on the number of directorships held. The Board also considers whether it is appropriate for executive directors to retain any remuneration from any new external roles, depending on the appointment. You can find details of current external appointments in the biographies section of the Corporate governance report.

Annual remuneration report continued

Annual change in directors' pay compared to average change in employee pay

Remuneration for employees is based on salary, benefits and annual bonus. Executive directors receive fixed share allowances and, from the 2022 performance year onwards, annual bonus awards. The Chairman and non-executive directors receive fees rather than salary and do not receive annual bonus awards. We regularly review membership of Board Committees and changes in membership will impact the level of fees paid to non-executive directors from one year to the next. The benefits figures for non-executive directors can also change significantly year on year depending on the amount of travel undertaken in connection with Board meetings. The data for non-executive directors below reflects the value of benefits mainly falling in 2020 and 2021, due to less travel during the COVID-19 restrictions, before returning to more typical levels in 2022.

Annual percentage change		2022 to 2023			2021 to 2022			2020 to 2021			2019 to 2020
	Salary	Benefits	Annual Bonus	Salary	Benefits (1)	Annual Bonus	Salary	Benefits (1)	Annual Bonus	Salary	Benefits (1)	Annual Bonus
UK employees (2)	8.11%	9.65%	7.13%	5.20%	6.34%	42.48%	2.02%	4.68%	35.24%	2.86%	1.70%	-32.40%
Executive directors												
Paul Thwaite (3)	–	–	–	–	–	n/a	–	–	n/a	–	–	n/a
Alison Rose (3)	-42%	-43%	-100%	1.50%	0%	n/a	0%	0%	n/a	–	–	n/a
Katie Murray	3%	0%	-2%	1.50%	0%	n/a	0%	0%	n/a	0%	0%	n/a
Chairman and non-executive directors	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus	Fees	Benefits	Annual Bonus
Howard Davies (4)	2%	-57%	n/a	0%	8%	n/a	0%	8%	n/a	0%	9%	n/a
Frank Dangeard	3%	-33%	n/a	2%	200%	n/a	1%	0%	n/a	0%	-75%	n/a
Roisin Donnelly (5)	462%	0%	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Patrick Flynn	-6%	-40%	n/a	2%	400%	n/a	0%	-67%	n/a	2%	-70%	n/a
Morten Friis (5)	-40%	-80%	n/a	3%	100%	n/a	17%	214%	n/a	14%	-80%	n/a
Yasmin Jetha (5)	-8%	25%	n/a	1%	300%	n/a	33%	100%	n/a	–	–	n/a
Stuart Lewis (5)	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a
Mike Rogers (5)	-66%	-80%	n/a	4%	–	n/a	1%	-100%	n/a	0%	-83%	n/a
Mark Seligman	3%	0%	n/a	4%	400%	n/a	1%	0%	n/a	-4%	-88%	n/a
Lena Wilson	36%	-35%	n/a	5%	240%	n/a	8%	25%	n/a	16%	-64%	n/a

(1) Standard benefit funding for executive directors has remained unchanged. The figures above exclude any other benefits to executive directors such as travel assistance in connection with company business, the value of which is disclosed each year in the single total figure table.

(2) NatWest Group plc is a holding company and is not an employing entity. The disclosure above compares the change in directors' pay with all employees based in the UK. The data is based on the average full time equivalent salary and benefit costs of UK-based employees of NatWest Group, excluding the CEO and the CFO. This is considered to be the most representative comparator group, as it covers the majority of employees and the CEO and CFO are based in the UK. The average percentage change relates to salaries and benefits awarded in the respective financial years for UK employees and therefore may differ from figures quoted elsewhere in the report, for example, the proposed salary increases announced in December 2023 to be awarded from April 2024.

(3) Paul Thwaite was appointed as Group CEO on 25 July 2023 and therefore the annual change comparison to 2022 is not applicable. Alison Rose stood down with effect from 25 July 2023.

(4) The benefits column for Howard Davies, Chairman, includes private medical cover, the cost of which fell in 2023 due to a reduction of services in prior years but is expected to return to more typical rates in 2024.

(5) Stuart Lewis joined the Board on 1 April 2023, Roisin Donnelly joined the Board on 1 October 2022 and Yasmin Jetha re-joined the Board on 1 April 2020, so there are no prior year comparisons. Mike Rogers and Morten Friis stepped down from the Board with effect from 25 April 2023 and 31 July 2023 respectively.

Annual remuneration report continued

CEO to employee pay ratios

The ratios below compare the total pay of the CEO, as set out in the single figure of remuneration table in this report, against the pay of three employees whose earnings represent the lower, median and upper quartiles of the UK employee population. A significant proportion of the CEO's total remuneration is delivered through long-term incentive arrangements, linked to performance and share price movements, which means this part of the ratio can fluctuate significantly from one year to the next. None of the three employees identified this year received equivalent long-term incentive arrangements. Information based on salary only is included as a further comparison.

The pay ratios reflect the diverse range of roles and pay levels across NatWest Group as a large financial services company. For the total remuneration comparison, the median employee for 2023 works in Digital and the median pay ratio is consistent with the pay and reward policies for UK employees as a whole. We are determined to pay each individual a fair rate for the role performed, using consistent reward policies and offering opportunities for progression. We set out further information on our fair pay approach on natwestgroup.com. The change in the median pay ratio since 2018 is largely driven by the more volatile nature of performance-related pay for the CEO. In April 2020, Ms Rose decided to forgo 25% of her fixed pay for the rest of the year which contributed to the ratio falling in 2020 before rising in 2021. The median pay ratio then increased further in 2022 primarily due to Ms Rose receiving an annual bonus award for the first time under the new Policy and a higher vesting value for the LTI award, as a result of strong share price performance.

As there was a change in Group CEO during the year, the data for 2023 is based on remuneration earned by Ms Rose and Mr Thwaite, as set out in the single figure of remuneration table. As the single figure table only includes the pro-rated amount of Mr Thwaite's annual bonus award, the ratio may vary next year, depending on outcomes. Also, as Ms Rose voluntarily declined a LTI award in 2021, in relation to the magnitude of events relating to COVID-19, there was no vesting amount to include in her single figure of remuneration and this contributed to the pay ratio falling in 2023. The total remuneration and salary only for employees at the lower, median and upper quartiles has either remained stable or increased year-on-year.

CEO to employee pay ratios

		Pay ratios				Remuneration values (£000)				
Year	Methodology		P25 (LQ)	P50 (Median)	P75 (UQ)	Calculation	CEO	Y25 (LQ)	Y50 (Median)	Y75 (UQ)
2018	A	Total remuneration	143:1	97:1	56:1	Total remuneration	3,578	25	37	64
		Salary only	44:1	30:1	19:1	Salary only	1,000	23	33	51
2019	A	Total remuneration	175:1	118:1	69:1	Total remuneration	4,517	26	38	66
		Salary only	44:1	30:1	19:1	Salary only	1,017	23	34	52
2020	A	Total remuneration	99:1	66:1	39:1	Total remuneration	2,615	26	40	66
		Salary only	46:1	31:1	20:1	Salary only	1,100	24	36	54
2021	A	Total remuneration	130:1	87:1	51:1	Total remuneration	3,588	28	41	70
		Salary only	44:1	29:1	20:1	Salary only	1,100	25	37	55
2022	A	Total remuneration	177:1	119:1	71:1	Total remuneration	5,249	30	44	74
		Salary only	42:1	28:1	19:1	Salary only	1,117	27	40	58
2023	A	**Total remuneration**	95:1	64:1	39:1	**Total remuneration**	3,158	33	50	81
		Salary only	38:1	25:1	17:1	**Salary only**	1,106	29	44	63

Supplementary information on the pay ratio table:

(1) The data for 2023 is based on remuneration earned by Mr Thwaite and Ms Rose, as set out in the single figure of remuneration table in this report which details the pro-rated amount of Mr Thwaite's annual bonus, together with the estimated vesting value of the full 2021 LTI award, including the performance period prior to appointment.

(2) The employees at the 25th, 50th and 75th percentiles (lower, median and upper quartiles) were determined as at 31 December of the relevant year, based on full-time equivalent remuneration for all UK employees. This includes fixed pay (salary, pension funding and where relevant benefit funding and other allowances) and also any variable pay (based on the amount to be paid). For employees who work part time, fixed pay is grossed up to the full-time equivalent.

(3) 'Option A' methodology was selected as this is considered the most statistically accurate method. UK employees receive a pension funding allowance set as a percentage of salary. Some employees continue to participate in the defined benefit pension scheme. For simplicity and consistency with prior years, we have included the pension funding allowance value in the calculation for all employees.

(4) The data for the three employees identified has been considered and fairly reflects pay at the relevant quartiles among the UK employee population. Each of the three individuals was a full-time employee during the year and none received an exceptional award that would otherwise inflate their pay figure.

Annual remuneration report continued

Summary of remuneration levels for employees in 2023


1.34%.
9.31%
20.92%
68.42%

- 48,178 employees earned total remuneration up to £50,000
- 14,731 employees earned total remuneration between £50,000 and £100,000
- 6,555 employees earned total remuneration between £100,000 and £250,000
- 946 employees earned total remuneration over £250,000

The disclosure of remuneration levels for employees includes anyone employed by NatWest Group during the year.

Remuneration of Material Risk Takers (MRTs) in 2023

Each year, we disclose the remuneration paid to individuals whose activities have a material influence over NatWest Group's performance or risk profile, known as MRTs. The disclosures are made in line with regulatory requirements and full details can be found in our Pillar 3 reports on natwestgroup.com. The tables below summarise the total pay for colleagues identified as MRTs for one or more entities across NatWest Group along with the number of individuals earning more than €1 million for the year. Note that the number of MRTs excludes colleagues who left NatWest Group prior to 31 December 2023 in line with regulatory requirements.

Number of MRTs	686
Remuneration (£millions)	
Total fixed pay	£201.06
Total variable pay	£103.98
Total remuneration	**£305.05**

Number of >€1m earners (1)	
€1.0 million to below €1.5 million	49
€1.5 million to below €2.0 million	15
€2.0 million to below €2.5 million	5
€2.5 million to below €3.0 million	5
€3.0 million to below €3.5 million	–
€3.5 million to below €4.0 million	1
€4.0 million to below €4.5 million	–
Total	**75**

(1) This information is disclosed in Euros in line with the requirements of the regulations.

Annual remuneration report continued

Directors' interests in NatWest Group plc shares (audited)

Under the shareholding requirements, the Group CEO and Group CFO need to build up and maintain shares to the value of 500% of salary and 300% of salary respectively. The requirements apply both during employment and for two years after leaving, in line with best practice. Procedures are in place to enforce the shareholding requirements, and you can find further details on page 139.

	Paul Thwaite (5)	Alison Rose (6)	Katie Murray
Shares held – beneficially owned (1)	571,862	2,516,174	763,090
Shares held – performance assessed unvested shares (2)	42,232	228,807	340,582
Total shares held counting towards requirements (3)	614,094	2,744,981	1,103,672
Shareholding requirement	500% of salary	500% of salary	300% of salary
Position against requirement (4)	128% of salary	596% of salary	307% of salary

(1) Shares owned beneficially as at 31 December 2023 or at the date of stepping down from the Board if earlier. Includes shares held by persons closely associated with the directors.
(2) Share awards are also included for the purposes of the shareholding requirement once any performance assessment has been completed. All share awards are included net of taxes due to be paid on vesting.
(3) As at 16 February 2024, there were no changes to the shares held as shown above for Mr Thwaite and Ms Murray. Ms Rose has received additional shares in respect of her fixed share allowance awards since stepping down as Group CEO.
(4) For Mr Thwaite and Ms Murray, the position against the requirement was calculated as at 31 December 2023 based on the closing price of £2.1940 on 29 December 2023. For Ms Rose the position is calculated based on the closing price on the date of stepping down, 25 July 2023, of £2.5120.
(5) On 25 July 2023, Mr Thwaite was appointed as Group CEO for an initial period of 12 months and was appointed permanently as of 16 February 2024.
(6) For Ms Rose shares held are as at 25 July 2023 from when she stepped down from her role. The position against requirement for Ms Rose includes unvested share awards with a vest date up to 7 March 2024 only. Under the post-employment shareholding requirement, Ms Rose will be required to hold shares for a period of two years from her date of leaving, 26 July 2024, which will be calculated on this date.

Share interests held by Chairman and non-executive directors

As set out on page 152, the Chairman and non-executive directors are also subject to a separate shareholding policy from 2023.[5] Under the shareholding policy, NatWest Group retains a portion of the net monthly basic fees (10% for the Chairman and 25% for non-executive directors) which is used to purchase shares every quarter. The shareholding requirement for the Chairman is four times the basic annual Board fee and for non-executive directors the target is one times the basic annual Board fee. Once the target is achieved, monthly deductions and quarterly purchases will continue at a reduced percentage of net monthly fees (5% for the Chairman and 10% for non-executive directors).

The shares purchased under the shareholding policy are held in a nominee account with dividends reinvested and shares retained until the director steps down from the Board.

The shareholding requirement is expressed as a number of shares, which is calculated at the beginning of each year. This is the first year of the policy and the progress being made towards the shareholding requirement is in line with expectations. A number of the directors held shares prior to the policy's introduction which has accelerated their progress.

	Howard Davies	Frank Dangeard	Roisin Donnelly	Patrick Flynn	Morten Friis (4)	Yasmin Jetha	Stuart Lewis (3)	Mike Rogers (4)	Mark Seligman (4)	Lena Wilson
Shares held (1)	119,382	9,182	11,858	23,111	18,570	32,063	3,879	18,571	59,363	31,910
Shareholding requirement (2)	4x basic annual Board fee	1x basic annual Board fee	1x basic annual Board fee	1x basic annual Board fee	N/A	1x basic annual Board fee	1x basic annual Board fee	N/A	1x basic annual Board fee	1x basic annual Board fee
Position against requirement	97% of target	29% of target	38% of target	75% of target	N/A	104% of target	12% of target	N/A	193% of target	104% of target

(1) Shares owned beneficially as at 31 December 2023 or at the date of stepping down from the Board if earlier. Includes shares held by persons closely associated with the directors. As at 16 February 2024, there were no changes to the shares held as shown above.
(2) Shareholding requirement for 2023 equates to 122,617 shares for Howard Davies and 30,654 for other non-executive directors. These amounts were calculated based on the Board fee at the start of the year (£82,000) and a share price of £2.1675 on 28 December 2022.
(3) Stuart Lewis was appointed to the Board with effect from 1 April 2023.
(4) Mike Rogers stepped down from the Board on 25 April 2023, and Morten Friis stepped down from the Board on 31 July 2023. The shareholding policy does not apply to directors who stepped down from the Board within 12 months of 1 January 2023. The share interest for Mr Friis held is over 9,285 American Depositary Receipts representing 18,570 ordinary shares.
(5) 36,585 shares are held in the name of M Seligman & Co Limited, of which Mr Seligman and Louise Seligman are shareholders.
(6) For the Chairman and non-executive directors, a final share purchase under the shareholding policy for 2023 was made on 2 January 2024 and this has been included in the table above as it related to deductions from 2023 fees.

Annual remuneration report continued

Share awards under share plans

	Year	Awards held 1 Jan 2023	Awards granted	Award price £ (5)	Full market value at grant £ (5)	Awards vested	Awards lapsed	Awards held 31-Dec-23	Expected vesting dates
Paul Thwaite									
Sharesave (3)	2017	2,643		2.27		2,643		–	
Sharesave (3)	2018	3,169		1.89		3,169		–	
Deferred award (4)	2018	17,487		2.66		17,487		–	
Deferred award (4)	2019	38,871		2.64		19,437		**19,434** (1)	07.03.24
Deferred award (4)	2020	90,377		1.70		30,127		**60,250** (1)	07.03.24 – 07.03.25
LTI award	2021	240,655		1.67	1.87			**240,655** (2)	07.03.24 – 07.03.28
LTI award	2022	410,492		1.82	2.23			**410,492** (2)	07.03.25 – 07.03.29
RSP award	2023		425,074	2.21	2.92			**425,074** (2)	07.03.26 – 07.03.30
Annual bonus/Deferred award (4)	2023		63,764	2.82	2.92	63,764		–	
		803,694	488,838			136,627		**1,155,905**	
Total LTI and RSP awards subject to service								**79,684** (1)	
Total LTI and RSP awards subject to performance and service								**1,076,221** (2)	

	Year	Awards held 1 Jan 2023	Awards granted	Award price £ (5)	Full market value at grant £ (5)	Awards vested	Awards lapsed	Awards held 25-Jul-23	Expected vesting dates
Alison Rose (6)									
LTI award	2017	111,838		2.41		55,920		**55,918** (1)	07.03.24
LTI award	2018	276,420		2.66		92,140		**184,280** (1)	07.03.24 – 07.03.25
LTI award	2019	429,276		2.64		107,319		**321,957** (1)	07.03.24 – 07.03.26
LTI award	2020	881,679		1.70		176,336		**705,343** (1)	07.03.24 – 07.03.27
LTI award	2022	877,781		1.82	2.23			**877,781** (2)	07.03.25 – 07.03.29
RSP award	2023		632,794	2.21	2.92			**632,794** (2)	07.03.26 – 07.03.30
Annual bonus/Deferred award (4)	2023		113,820	2.82	2.92	113,820		–	
		2,576,994	746,614			545,535		**2,778,073**	
Total LTI and RSP awards subject to service								**1,267,498** (1)	
Total LTI and RSP awards subject to performance and service								**1,510,575** (2)	

The footnotes for the tables above are set out on the next page.

Annual remuneration report continued

	Year	Awards held 1 Jan 2023	Awards granted	Award price £ (5)	Full market value at grant £ (5)	Awards vested	Awards lapsed	**Awards held 31-Dec-23**	Expected vesting dates
Katie Murray									
Deferred award (4)	2018	26,795		2.66		26,795		**–**	
Deferred award (4)	2019	167,155		2.64		41,790		**125,365 (1)**	07.03.24 – 07.03.26
LTI award	2020	646,565		1.70		129,313		**517,252 (1)**	07.03.24 – 07.03.27
Sharesave (3)	2020	3,200		1.12		3,200		**–**	
LTI award	2021	407,262		1.67	1.87			**407,262 (2)**	07.03.24 – 07.03.28
LTI award	2022	580,885		1.82	2.23			**580,885 (2)**	07.03.25 – 07.03.29
RSP award	2023		431,451	2.21	2.92			**431,451 (2)**	07.03.26 – 07.03.30
Annual bonus/Deferred award (4)	2023		73,596	2.82	2.92	73,596		**–**	
		1,831,862	505,047			274,694		**2,062,215**	
Total LTI, RSP and deferred awards subject to service								**642,617 (1)**	
Total LTI and RSP awards subject to performance and service								**1,419,598 (2)**	

(1) Performance assessment has taken place and awards remain subject to deferral and employment conditions before vesting. These awards count on a net-of-tax basis towards meeting the shareholding requirement.

(2) Awards are subject to the pre-vest performance assessment along with deferral and employment conditions before vesting. See earlier in this report for the pre-vest assessment of the 2021 LTI award. The first vesting of this award is due to take place in March 2024, which will be reflected in next year's table together with any shares lapsed for performance.

(3) Sharesave options enable colleagues to save from their salary with an option to buy shares at the end of the savings period. The award price is the price at which shares can be bought. Sharesave options are normally exercisable for a period of six months from the maturity date at an option price that is discounted by up to 20% of the market value around the time of the award.

(4) For annual bonus, shares were granted as an element of the up-front bonus awarded in March 2023 and vested in June 2023, in line with the Policy. For Mr Thwaite deferred awards from 2018 to 2023 relate to annual bonus awards granted for performance prior to becoming an executive director, with payments deferred in line with regulatory requirements. Similarly, for Ms Murray deferred awards from 2018 and 2019 relate to annual bonus awards granted for performance prior to becoming an executive director.

(5) The award price shown from 2021 onwards is discounted to reflect the absence of the right to receive dividends or dividend equivalents during the vesting period, in line with the Policy. For reference, the full market price of NatWest Group shares at the time of grant is also shown.

(6) For Ms Rose figures are based on 25 July 2023. In line with leaving arrangements for Ms Rose as disclosed on page 150, any awards due to vest after the cessation of her employment on 26 July 2024 will lapse on that date.

Annual remuneration report continued

Shareholder dilution and share sourcing

NatWest Group can use new issue, market-purchase or treasury shares to deliver shares that are required for employee share plans. Best practice dilution limits are monitored and govern the number of shares that may be issued to satisfy share plan awards.

Total Shareholder Return (TSR) performance

The graph compares the TSR performance of NatWest Group with companies comprising the FTSE 100 Index over the last 10 years. We have selected this index because it represents a cross-section of leading UK companies. We have added the TSR for FTSE UK banks for the same period as a further comparison.


NatWest Group
FTSE 100
FTSE UK Banks
250
200
150
100
50
0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

CEO pay over the same period

		2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
Total remuneration (£000s) (1)	PT										**1,706**
	AR						1,401	2,615	3,588	5,249	**1,452**
	RM	1,878	3,492	3,702	3,487	3,578	4,066				
Annual bonus against maximum opportunity	PT										**54%**
	AR									68%	**– (2)**
LTI vesting rates against maximum opportunity	PT										**45%**
	AR						60%	82%	83%	78%	**– (3)**
	RM	73%	62%	56%	89%	41%	78%				

(1) CEOs are Paul Thwaite (PT), Alison Rose (AR) and Ross McEwan (RM) with figures based on the single figure of remuneration for the relevant year.
(2) In line with leaving arrangements as disclosed on page 150, Ms Rose did not receive a bonus in respect of service during 2023.
(3) Ms Rose informed the Board she did not wish to receive an LTI award for the 2020 performance year, recognising events relating to COVID-19.

Statement of shareholder voting

The resolutions to approve the Policy at the 2022 AGM and the Annual remuneration report from the 2023 AGM received strong levels of support, as set out below.

Directors' Remuneration Policy

Vote	Number of shares	Percentage
For	33,883,943,928	92.75%
Against	2,649,384,392	7.25%
Withheld	126,953,196	–

Annual Remuneration Report

Vote	Number of shares	Percentage
For	32,683,776,892	97.35%
Against	891,030,920	2.65%
Withheld	142,525,464	–

Relative importance of spend on pay £m (% change on 2022)


242
(-2.81%)
1,456
(+20.83%)
2023
3,348
(+5.32%)
249
1,205
2022
3,179

Remuneration paid to all employees(1)
Distributions to holders of ordinary shares(2)
Distributions to holders of preference shares and paid-in equity

(1) Remuneration paid to all employees represents total staff expenses as per Note 3 to the consolidated financial statements, exclusive of social security and other staff costs.
(2) Reflects distributions to shareholders through dividend payments during the financial year. The Board has confirmed its intention to pay a dividend of 11.5p per ordinary share in respect of financial year 2023, which will be paid in 2024 subject to approval by shareholders at the forthcoming Annual General Meeting.

The Group Performance and Remuneration Committee

Principal areas of focus of 2023

	Jan	Feb	April	Sept	Dec
Wider workforce					
Approving and overseeing the NatWest Group-wide Remuneration Policy.			●		
Considering how pay has been allocated across the workforce, including analysis by colleague level, geography and diversity.			●		
Reviewing fixed pay proposals.				●	
Approving Sharesave offers to colleagues.				●	
Reviewing performance over the year and approving bonus pools for the business areas.	●				●
Reviewing gender and ethnicity pay gap reporting.					●
Executive remuneration					
Reviewing performance assessments and remuneration arrangements for the committee's 'in-scope' population.	●				●
Setting performance objectives for senior executives for the year ahead.	●	●			●
Approving the outcomes of variable pay awards.	●				●
Approving remuneration for senior hires and arrangements for any leavers.	●	●	●	●	●
Engaging with stakeholders on our remuneration proposals.			●	●	●
Reviewing and approving the Directors' remuneration report.	●	●			●
Receiving benchmarking data on executive pay and peer practice.			●		●
Governance and regulatory					
Approving agenda planners and ensuring the committee is meeting all its obligations under its terms of reference (ToR).			●	●	
Considering matters escalated by other Board Committees and subsidiary Performance and Remuneration Committees.	●	●	●	●	●
Overseeing the MRT identification process.			●	●	
Receiving accountability review updates and approving accountability decisions for the population within its governance.		●	●	●	●
Carrying out the annual evaluation of their performance as a committee.	●				

The Committee also approves submissions made throughout the year to the UK regulators outside the formal meetings, as required.

Annual remuneration report continued

The Group performance and remuneration committee continued

Membership	All members of the committee are independent non-executive directors. In order to be considered for the role of committee Chair, an individual must first have served on a remuneration committee for at least 12 months. During 2023, the committee continued to be chaired by Lena Wilson, who has been a member since April 2020. Mike Rogers stepped down from the Board and the committee on 25 April 2023. Frank Dangeard and Mark Seligman were members throughout 2023. The committee held five scheduled meetings in 2023 and a further eight ad hoc meetings. You can find further details of members and attendance in the Corporate governance report on page 97.
Role of the Committee	The terms of reference (ToR) of the committee is reviewed annually and available on natwestgroup.com. The committee is responsible for: – approving the remuneration policy for all colleagues and reviewing the effectiveness of its implementation; – reviewing performance and making recommendations to the Board on arrangements for executive directors; – approving remuneration for a defined 'in-scope' population comprising members and attendees of the senior Executive Committees and direct reports of the CEO, control function heads and the Company Secretary. The committee also approves arrangements where individuals earn total compensation above £1 million; and – setting the remuneration framework and principles for colleagues identified as Material Risk Takers.
Operation of the policy	The remuneration policy operated as intended during the year, with decisions taken in line with NatWest Group's approval matrix. A paper summarising the operation of the policy is presented to the committee each April. In addition, pay awarded to executive directors for 2023 fully reflected NatWest Group performance for the year.
Managing conflicts	To mitigate potential conflicts of interest, directors are not involved in decisions regarding their own remuneration. It is the committee, rather than management, that appoints remuneration advisers. Attendees also play an important role in advising the committee but are not present when their own remuneration is discussed. The Group Chief People & Transformation Officer may be present when discussions take place on senior executive pay, as there is considerable benefit from her participation. However, she is never present for discussions of her own remuneration.
Committee advisers	PricewaterhouseCoopers LLP (PwC) was first appointed as remuneration adviser by the committee in 2010 and reappointed in 2022, following an annual review of the quality of advice and the level of fees. Following a full tender process earlier in 2023, Korn Ferry (KF) was appointed by the committee as the new remuneration adviser to the committee, effective September 2023. To enable a smooth handover, KF and PwC worked together to provide remuneration advice to the committee throughout the remainder of 2023. KF will become the committee's lead adviser from March 2024. The professional services PwC provides in the ordinary course of business include assurance, advisory, tax and legal advice to NatWest Group subsidiaries. KF provide executive/professional search services alongside HR advisory services including assessment services and organisational strategy services to NatWest Group subsidiaries. PwC and KF are signatories to the voluntary code of conduct in relation to remuneration consulting in the UK. The committee is satisfied that the advice received is independent and objective, and receives annual statements from PwC and KF setting out the steps taken to maintain independence. There are no connections between PwC, KF and individual directors to be disclosed. Fees paid to PwC and KF for advising the committee are based primarily on a fixed fee structure with any additional items charged on a time/cost basis. Fees for 2023 in relation to directors' remuneration for PwC and KF amounted to £211,506 (2022 – £186,945) and £19,000 respectively excluding VAT. The committee also took account of the views of the Chairman, the Group CEO, the Group CFO, the Group Chief People & Transformation Officer, the Director of Reward & Employment, the Group Chief Risk Officer, the Group Chief Audit Executive and other support and control functions. The committee also received input from the BRC, the GAC, the SBC and the Performance and Remuneration Committees for the principal legal entities across NatWest Group. In addition, the committee received external legal advice from Clifford Chance on a small number of matters throughout the year.

Compliance report

Statement of compliance

NatWest Group plc is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2023, NatWest Group plc applied the Principles and complied with all of the Provisions of the UK Corporate Governance Code issued by the Financial Reporting Council in July 2018 (the Code) except in relation to:

- Provision 17, in respect of the requirement that the Group Nominations and Governance Committee should ensure plans are in place for orderly succession to both the Board and senior management positions and oversee the development of a diverse pipeline for succession.
- Provision 21, that an annual evaluation of the performance of the Board and its committees should be undertaken.
- Provision 33, that the Group Performance and Remuneration Committee (Group RemCo) should have delegated responsibility for setting remuneration for the Chairman and executive directors.

In respect of Provision 17, while the Board is supported on board succession by the Group Nominations and Governance Committee, the Board considers this is a matter of significant importance which should rightly be reserved for the full Board. Adopting this approach ensures that all directors have an opportunity to contribute to succession planning discussions for Board and senior management, in support of achieving an appropriate balance of skills, experience, knowledge and diversity at senior levels within NatWest Group and on the Board. It also means that all directors have an opportunity to review, consider and become familiar with the next generation of executive leaders.

In respect of Provision 21, in September 2023 the Group Nominations and Governance Committee agreed that it would be appropriate to defer the internal evaluation of Board and committee effectiveness due in Q4 2023 until 2024, given the July 2023 change in Group CEO and upcoming Chair succession. The Board confirmed its support for this approach. The next Board and committee evaluation will be conducted in 2024 by an external facilitator, in accordance with the Code requirement for an externally facilitated process every three years.

In respect of Provision 33, the Board also considers that this is a matter which should rightly be reserved for the Board, and this is an approach the Board has adopted for a number of years. Remuneration for the executive directors is first considered by the Group RemCo which then makes recommendations to the Board for consideration. This approach allows all non-executive directors, and not just those who are members of the Group RemCo, to participate in decisions on the executive directors' and the Chairman's remuneration and also allows the executive directors to input to the decision on the Chairman's remuneration. The Board believes this approach is very much in line with the spirit of the Code and no directors are involved in decisions regarding their own remuneration. A copy of the Code can be found at frc.org.uk.

The Board does not anticipate any changes to its approach in relation to Provisions 17 and 33 of the Code.

Further information on how NatWest Group plc applied the Principles, and complied with the Provisions of the Code can be found in the Corporate governance section of this report, which includes cross-references to relevant sections of the Strategic report and other related disclosures.

NatWest Group plc has complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in September 2012 and April 2016.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosures and controls apply to companies with securities registered in the US. NatWest Group plc complies with all applicable sections of the US Sarbanes-Oxley Act of 2002, subject to a number of exceptions available to foreign private issuers.

The Group Audit Committee also complied with the requirements of the FRC's Audit Committees and the External Audit: Minimum Standard and the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year ended 31 December 2023.

Internal control

The Board of directors is accountable for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations.

The system of internal controls is designed to manage risk to an acceptable residual level rather than to eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud, or any other loss.

Ongoing processes are in place for the identification, evaluation and management of the principal risks faced by NatWest Group operated throughout the period from 1 January 2023 to 16 February 2024, the date the directors approved the Annual Report and Accounts. These included the bi-annual Control Environment Certification process, which requires senior members of the executive and management to assess the adequacy and effectiveness of their internal control frameworks which supports certification that their business or function is compliant with the Internal Control over Financial Reporting (Sarbanes-Oxley Section 404) regulatory requirements and with the requirements of the UK Corporate Governance Code section on Risk Management and Internal Controls (section C.2). The policies that govern these processes – and reports on internal controls arising from them – are reviewed by the Board and meet the requirements of the Financial Reporting Council's Guidance on Risk Management, Internal Control and Related Financial and Business Reporting.

NatWest Group operates a three lines of defence model for the ownership, oversight and assurance of its risks and internal control environment. Management across the organisation are the first line of defence and, therefore, are the primary owners of the risk and are responsible for the design, implementation and maintenance of effective processes, procedures, and controls to manage the risks within risk appetite. The Risk function is the second line of defence which exercises oversight and challenge of the risk management activities undertaken by the first line of defence. The Internal Audit function, which is the third line of defence, undertakes independent and objective assurance activities on the governance, risk management and internal controls to monitor and manage risks to enable

Compliance report continued

achievement of NatWest Group's objectives and reports on the adequacy and effectiveness thereof to the Board and executive management.

The effectiveness of NatWest Group's internal controls is reviewed regularly by the Board, the Group Audit Committee, and the Group Board Risk Committee. In addition, the Board receives a risk management report at each Board meeting. Executive management committees at NatWest Group level and each of its businesses also receive regular reports on risks facing their business and the management thereof through internal controls. Details of NatWest Group's approach to risk management are provided in the Risk and capital management section of the Annual Report and Accounts.

NatWest Group's control environment remains robust, with notable enhancements delivered across financial crime, payments, risk management framework and processes and remediation of known control issues. These enhancements have resulted in an improved control environment in 2023.

Throughout 2023, work was undertaken to deliver enhancements to the control environment for the mitigation of financial crime risk. NatWest Group continues to make significant investment to support delivery of the multi-year transformation plans across financial crime risk management.

NatWest Group recognises the value in continuing its investment in payments systems in line with agreed prioritisation criteria. As such, following the payments review, a pan bank programme on the movement of funds has been mobilised, focusing on enhancing payment related controls. A suite of control requirements was launched in 2023 which has been designed to strengthen the payments control environment, reducing the risk for human error in payments processing.

In addition, NatWest Group's key operational risk focus areas have been cyber risk, data quality, third party risk management, operational resilience and end-of-life systems given increasing inherent risk impact of these themes on the overall operational risk profile.

NatWest Group, as part of its robust risk culture, continued to make enhancements to its risk management processes as they relate to the wider control environment in 2023. This has included the implementation of risk and control self-assessments with focus on material non-financial risks across end-to-end processes as part of its enterprise-wide risk management framework. This has been supported by an industry aligned risk directory and the development of a focused suite of risk standards, operational guidance and risk toolkits, which provide a consistent approach to risk management and control requirements for each non-financial risk. The outcomes of the risk and control self-assessments provide insight into the adequacy and effectiveness of the control environment and the impact thereof on the residual risk exposures. They further support the initiation of actions to address control gaps and identify control rationalisation and automation opportunities. The outcomes of the risk and control self-assessments are used as input into risk profile reporting to the Board and senior management and assists in prioritisation of risk mitigation activities.

The remediation of known control issues through defined action plans continued to be an important focus for both the Group Audit Committee and the Board Risk Committee during 2023. For further information on their oversight of remediation of the most material issues, refer to the Report of the Group Audit Committee and the Report of the Group Board Risk Committee. The Group Audit Committee received confirmation that management has taken or is taking action, to remedy material failings or weaknesses identified through NatWest Group's risk and control frameworks. The Group Audit Committee and the Group Board Risk Committee will continue to focus on such remediation activity, particularly in view of the transformation agenda and risk appetite.

The independent auditors present reports to the Group Audit Committee that include details of any significant internal control deficiencies they have identified as part of their review of the financial reporting. In addition, quarterly review meetings are held between the senior executive and the independent auditors to help support oversight. Further, the system of internal controls is also subject to regulatory oversight in the UK and overseas. Additional details of regulatory oversight are given in the Risk and capital management section.

To support management of the operational risk profile, the Operational Risk Executive Steering Committee was established and meets regularly. This forum ensures all material operational risks are monitored and actions are in place to manage the risks within risk appetite.

During 2023, there was a continuing management focus on the delivery of regulatory programmes. A NatWest Group-wide Consumer Duty transformation programme was established and delivered the first FCA regulatory milestone, in July 2023, of the application of the Consumer Duty principles to open book products and services. The focus is now on the review of closed book products and services and the continued uplifting of customer outcomes by the next regulatory deadline of 31 July 2024.

Internal control over financial reporting

NatWest Group plc is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2023.

NatWest Group has assessed the effectiveness of its internal control over financial reporting as of 31 December 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of 'Internal Control – Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2023, NatWest Group's internal control over financial reporting is effective.

Management's report on NatWest Group's internal control over financial reporting will be filed with the Securities and Exchange Commission as part of the 2023 Annual Report on Form 20-F.

Disclosure controls and procedures

As required by Exchange Act rules, management (including the Group CEO and Group CFO) have conducted an evaluation of the effectiveness and design of NatWest Group's disclosure controls and procedures (as defined in the Exchange Act rules) as of 31 December 2023. Based on this evaluation, management (including the Group CEO and Group CFO) concluded that NatWest Group plc's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report and Accounts.

Compliance report continued

Changes in internal control

There was no change in NatWest Group's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, NatWest Group's internal control over financial reporting.

The New York Stock Exchange

As a foreign private issuer with American Depository Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the NYSE), NatWest Group plc is not required to comply with all of the NYSE corporate governance standards applicable to US domestic companies (the NYSE Standards) provided that it follows home country practice in lieu of the NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards.

NatWest Group plc is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the mandatory applicable NYSE Standards. In March 2023 NatWest Group plc submitted its most recent Annual Written Affirmation to the NYSE which confirmed NatWest Group plc's full compliance with the applicable provisions.

The Group Audit Committee fully complies with the mandatory provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees. More detailed information about the Group Audit Committee and its work during 2023 is set out in the Group Audit Committee report on pages 110 to 114.

The Board has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards, subject to the following departures:

i. NYSE Standards require the majority of the Board to be independent. The NYSE Standards contain different tests from the Code for determining whether a director is independent. NatWest Group plc follows the Code's requirements in determining the independence of its directors and currently has eight independent non-executive directors, one of whom is the Senior Independent Director.

ii. The NYSE Standards require non-management directors to hold regular sessions without management present, and that independent directors meet at least once a year. The Code requires the Chairman to hold meetings with non- executive directors without the executives present and non-executive directors are to meet without the Chairman present at least once a year to appraise the Chairman's performance and NatWest Group plc complies with the requirements of the Code.

iii. The NYSE Standards require that the nominating/corporate governance committee of a listed company be composed entirely of independent directors. The Chairman of the Board is also the Chairman of the Group Nominations and Governance Committee, which is permitted under the Code (which requires that a majority of members of the committee should be independent non-executive directors). The terms of reference of the Group Nominations and Governance Committee differ in certain limited respects from the requirements set out in the NYSE Standards, including because the Group Nominations and Governance Committee does not have responsibility for overseeing the evaluation of management.

iv. The NYSE standards require that the compensation committee of a listed company be composed entirely of independent directors. Although the members of the Group Performance and Remuneration Committee (Group RemCo) are deemed independent in compliance with the provisions of the Code, the Board has not assessed the independence of the members of the Group RemCo and Group RemCo has not assessed the independence of any compensation consultant, legal counsel or other adviser, in each case, in accordance with the independence tests prescribed by the NYSE Standards. The NYSE Standards require that the compensation committee must have direct responsibility to review and approve the CEO's remuneration. As stated at the start of this Compliance report, in the case of NatWest Group plc, the Board rather than the Group RemCo reserves the authority to make the final determination of the remuneration of the CEO.

v. The NYSE Standards require listed companies to adopt and disclose corporate governance guidelines. Throughout the year ended 31 December 2023, NatWest Group plc has complied with all of the provisions of the Code (subject to the exceptions described above) and the Code does not require NatWest Group plc to disclose the full range of corporate governance guidelines with which it complies.

vi. The NYSE Standards require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. NatWest Group has adopted a code of conduct which is supplemented by a number of key policies and guidance dealing with matters including, among others, anti-bribery and corruption, anti-money laundering, sanctions, confidentiality, inside information, health, safety and environment, conflicts of interest, market conduct and management records. This code of conduct applies to all officers and employees and is fully aligned to the PRA and FCA Conduct Rules which apply to all directors. The Code of Conduct is available to view on NatWest Group's website at natwestgroup.com.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2023.

Other information incorporated into this report by reference can be found at:

Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) ('2008 Regs') are located on the following pages:

Employee engagement (Paras 11 and 11A, Schedule 7, 2008 Regs):

- Pages 24 to 29 (section 172(1) statement and stakeholder engagement)
- Page 28 (Colleagues)
- Page 102 (Corporate governance report, workforce engagement)

Engagement with suppliers, customers and others (Para 11B, Schedule 7, 2008 Regs):

- Pages 24 to 29 (section 172(1) statement and stakeholder engagement)
- Pages 101 to 102 (Corporate governance report, stakeholder engagement)

Group structure

NatWest Group plc is the parent of NatWest Group and its subsidiary undertakings are structured in compliance with ring-fencing requirements. There are three main subsidiaries

- NatWest Holdings Limited (the parent of the ring-fenced group which includes National Westminster Bank Plc, The Royal Bank of Scotland plc and Ulster Bank Ireland DAC)
- NatWest Markets Plc (the investment bank and the parent of NatWest Markets N.V.) and
- The Royal Bank of Scotland International (Holdings) Limited (the parent of The Royal Bank of Scotland International Limited).

Further details of the principal subsidiaries are shown in Note 8 of the parent company financial statements and a full list of subsidiary companies and overseas branches is shown in Note 12 of the parent company financial statements.

HM Treasury (HMT) shareholding

Following placing and open offers in December 2008 and in April 2009, HMT owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HMT in the form of B shares. The table below summarises the changes in HMT's shareholding in the company since 2009:

Date	Transaction
August 2015	HMT sold 630 million ordinary shares in the company
October 2015	HMT converted its holding of 51 billion B shares into 5.1 billion new ordinary shares in the company
June 2018	HMT sold 925 million ordinary shares in the company
March 2021	NatWest Group carried out an off-market purchase of 591 million of its ordinary shares from HMT
May 2021	HMT sold 580 million ordinary shares in the company through an accelerated book building process to institutional investors
July 2021	HMT announced its intention to sell part of its shareholding in NatWest Group over a 12 month period via a trading plan
March 2022	NatWest Group carried out an off-market purchase of 550 million of its ordinary shares from HMT
June 2022	HMT announced an extension to its trading plan for a further 12-month term to August 2023
April 2023	HMT announced an extension to its trading plan to terminate no later than 11 August 2025
May 2023	NatWest Group carried out an off-market purchase of 469 million of its ordinary shares from HMT

At 31 December 2023, HMT's holding in the total voting rights of the company was 37.97%. The percentage was correct as at the date of notification on 8 December 2023.

Report of the directors continued

Activities

NatWest Group is principally engaged in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of NatWest Group, including the products and services provided by each of its operating segments and the markets in which they operate, are contained in the Business review. Details of the strategy for delivering the company's objectives can be found in the Strategic report.

Results and dividends

UK company law states that dividends can only be paid if a company has sufficient distributable profits available to cover the dividend. A company's distributable profits are classed as its accumulated, realised profits (not previously distributed or capitalised), less its accumulated, realised losses (not previously written off in a reduction or re-organisation of capital). At 31 December 2023, NatWest Group plc's distributable profits were £32,217 million.

The profit attributable to the ordinary shareholders of NatWest Group plc for the year ended 31 December 2023 was £4,394 million compared with a profit of £3,340 million for the year ended 31 December 2022, as set out in the consolidated income statement on page 298.

In 2023 NatWest Group paid an interim dividend of £491 million, or 5.5 pence per ordinary share (2022 – £364 million, or 3.5 pence per ordinary share).

The company has announced that the directors have recommended a final dividend of £1.0 billion, or 11.5 pence per ordinary share (2022 – £1.0 billion, or 10.0 pence per ordinary share). The final dividend recommended by directors is subject to shareholders' approval at the Annual General Meeting (AGM) on 23 April 2024.

If approved, payment will be made on 29 April 2024 to shareholders on the register at the close of business on 15 March 2024. The ex-dividend date will be 14 March 2024.

Subject to the condition mentioned above, the payment of interim dividends on ordinary shares is at the discretion of the Board.

Colleagues

As at 31 December 2023, NatWest Group employed 61,600 people (excluding temporary staff). Details of all related costs are included in Note 3 to the consolidated accounts.

Employment for disabled persons

NatWest Group makes workplace adjustments to support colleagues with a disability, health or mental health condition and/or a neurodivergence to succeed. If a colleague develops a disability, health or mental health condition and/or a neurodivergence NatWest Group will, wherever possible, make adjustments to support them in their existing job or re-deploy them to a more suitable alternative job.

The NatWest Group Careers site gives comprehensive insights into NatWest Group jobs, culture, locations and application processes. It also hosts a variety of blog content to portray stories of what it is like to work at NatWest Group. The company also makes sure that candidates can easily request reasonable adjustments to support at any stage of the recruitment process.

Going concern

NatWest Group's business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could materially affect NatWest Group's future results are set out on pages 417 to 441. NatWest Group's regulatory capital resources and significant developments in 2023 and anticipated future developments are detailed in the Capital, liquidity and funding section on pages 243 to 261. This section also describes NatWest Group's funding and liquidity profile, including changes in key metrics and the build up of liquidity reserves.

The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved.

UK Code for Financial Reporting Disclosure

NatWest Group plc's 2023 financial statements have been prepared in compliance with the principles set out in the Code for Financial Reporting Disclosure published by UK Finance. The Code sets out five disclosure principles together with supporting guidance. The principles are that NatWest Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures, acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

Enhanced Disclosure Task Force (EDTF) and Disclosures on Expected Credit Losses (DECL) Taskforce recommendations

The EDTF, established by the Financial Stability Board, published its report 'Enhancing the Risk Disclosures of Banks' in October 2012, with an update in November 2015 covering IFRS 9 expected credit losses (ECL). The DECL Taskforce, jointly established by the Financial Conduct Authority, Financial Reporting Council and the Prudential Regulation Authority, published its phase 2 report recommendations in December 2019.

NatWest Group plc's 2023 Annual Report and Accounts and Pillar 3 Report reflect EDTF and have regard to DECL Taskforce recommendations.

Authority to repurchase shares

On-market purchases

At the AGM in 2022, shareholders authorised the company to make market purchases of up to 1,122,905,024 ordinary shares. The authority was amended at the General Meeting held on 25 August 2022 to preserve the position as if the August 2022 share consolidation had not taken place.

The directors used the authority obtained at the 2022 AGM (2022 Authority) to carry out a share buyback programme (Programme) of up to £800 million, as announced to the market on 17 February 2023. The Programme's purpose is to reduce the ordinary share capital of NatWest Group. The maximum number of ordinary shares that could be purchased under the Programme was 966,284,391. This number reflects the impact on the 2022 Authority of the reduction in issued share capital following the off-market buyback announced on 28 March 2022.

The Programme commenced on 20 February 2023 and completed on 16 June 2023. The company purchased 301,380,053 ordinary shares (nominal value £324,563,134) at an average price of 265.4456 pence per ordinary share, for the total consideration of £799,999,997.76. All of the purchased ordinary shares were cancelled, representing 3.16% of the company's issued ordinary share capital.

At the AGM in 2023, shareholders renewed the authority for the company to make market purchases of up to 966,778,930 ordinary shares.

The directors used the authority obtained at the 2023 AGM (2023 Authority) to carry out a Programme of up to £500 million, as announced to the market on 28 July 2023. The maximum number of ordinary shares that can be purchased under the Programme is 919,858,922. This number reflects the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023.

The Programme commenced on 31 July 2023 and will end no later than 14 March 2024. As at 31 December 2023 158,956,435 ordinary shares (nominal value £171,183,853) had been purchased by the company at an average price of 217.6375 pence per ordinary share for the total consideration of £345,948,738. All of the purchased ordinary shares were cancelled, representing 1.75% of the company's issued ordinary share capital.

Shareholders will be asked to renew the authority for the company to make market purchases or ordinary shares at the AGM in 2024.

Off-market purchases

At a General Meeting held on 6 February 2019, shareholders approved a special resolution authorising the company to make off-market purchases of up to 4.99% of its issued ordinary share capital in any 12-month period from HMT (or its nominee). Full details are set out in the Circular and Notice of General Meeting available at natwestgroup.com. Amendments to the Directed Buyback Contract were approved by the shareholders at a General Meeting on 25 August 2022. The authority for the company to make off-market purchases of its ordinary shares from HMT (or its nominee) under the terms of the Directed Buyback Contract was renewed at the AGM in 2023.

The company used the authority obtained at the 2023 AGM to make an off-market purchase of 469,200,081 ordinary shares (nominal value £505,292,395) in the company from HMT on 22 May 2023, at a price of 268.4 pence per ordinary share for the total consideration of £1,259,333,017, representing 4.95% of the company's issued ordinary share capital. The company cancelled 336,200,081 of the purchased ordinary shares and transferred the remaining 133,000,000 ordinary shares to treasury.

Shareholders will be asked to renew the authority for the company to make off-market purchases of its ordinary shares from HMT (or its nominee) at the AGM in 2024.

At the AGM in 2023, shareholders renewed the authority for the company to make an off-market purchase of its preference shares. Shareholders will be asked to renew the authority at the AGM in 2024.

Additional information

Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The rights and obligations attached to the company's ordinary shares and preference shares are set out in the Articles of Association. Copies can be obtained from Companies House in the UK or can be found at natwestgroup.com.

The cumulative preference shares represent less than 0.005% of the total voting rights of the company, the remainder being represented by the ordinary shares.

In a show of hands at a General Meeting of the company, every holder of ordinary shares and cumulative preference shares who is present in person or by proxy and entitled to vote, shall have one vote.

On a poll, every holder of ordinary shares who is present in person or by proxy and entitled to vote, shall have four votes for every share held. Every holder of cumulative preference shares shall have one vote for each 25p nominal amount held. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). At the 2021 AGM, shareholders gave authority to directors to offer a scrip dividend alternative on any dividend paid up to the conclusion of the AGM in 2024. Shareholders will be asked to approve this authority at the AGM in 2024. Pursuant to the UK Listing Rules, certain employees of the company require the approval of the company to deal in the company's shares.

The rules governing the powers of directors and their appointment, including in relation to issuing or buying back shares, are set out in our Articles of Association. It will be proposed at the 2024 AGM that the directors' authorities to allot shares under the Companies Act 2006 (the Companies Act) be renewed. The Articles of Association may only be amended by a special resolution at a General Meeting of shareholders. The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company. A number of the company's employee share plans include restrictions on transfers of shares while shares are subject to the plans. Note 3 to the consolidated financial statements sets out a summary of the plans.

Under the rules of certain employee share plans, voting rights are exercised by the Trustees of the plan on receipt of participants' instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

For shares held in the company's other employee share trusts, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation. The Trustees have chosen to waive their entitlement to the dividend on shares held by the Trusts.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company's employee share plans contain provisions relating to a change of control. In the context of the company as a whole, these agreements are not considered to be significant.

Report of the directors continued

Directors

The names and brief biographical details of the current directors are shown on pages 84 to 87.

Howard Davies, Frank Dangeard, Roisin Donnelly, Patrick Flynn, Yasmin Jetha, Katie Murray, Mark Seligman and Lena Wilson all served throughout 2023 and to the date of signing of the financial statements.

Stuart Lewis was appointed to the Board on 1 April 2023 and Paul Thwaite was appointed on 25 July 2023.

On 25 July 2023 Alison Rose agreed by mutual consent with the Board to step down as Group Chief Executive with immediate effect.

Mike Rogers resigned from the Board on 25 April 2023 and Morten Friis resigned on 31 July 2023.

Howard Davies has confirmed his intention to resign from the Board on 15 April 2024. Richard Haythornthwaite joined the Board as an independent non-executive director on 8 January 2024 and, following a handover period, will succeed Howard Davies as Chair on 15 April 2024.

All directors of the company are required to stand for election or re-election annually by shareholders at the AGM. In accordance with the UK Listing Rules, the election or re-election of independent directors requires approval by all shareholders and also by independent shareholders. Howard Davies will not be standing for re-election at the company's 2024 AGM, having confirmed his intention to resign on 15 April 2024.

Directors' interests

The interests of the directors in the shares of the company at 31 December 2023 are shown on page 156. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2023 to 15 February 2024.

Directors' indemnities

In terms of section 236 of the Companies Act, Qualifying Third Party Indemnity Provisions have been issued by the company to its directors, members of the NatWest Group and NWH Executive Committees, individuals authorised by the PRA/FCA, certain directors and/or officers of NatWest Group subsidiaries and all trustees of NatWest Group pension schemes.

Controlling shareholder

In accordance with the UK Listing Rules, the company has entered into an agreement with HM Treasury (the 'Controlling Shareholder') which is intended to ensure that the Controlling Shareholder complies with the independence provisions set out in the UK Listing Rules. The company has complied with the independence provisions in the relationship agreement and as far as the company is aware the independence and procurement provisions in the relationship agreement have been complied with in the period by the controlling shareholder.

Shareholdings

The table below shows the shareholders that have notified NatWest Group that they hold more than 3% of the total voting rights of the company at 31 December 2023.

	Ordinary shares (millions)	% of issued share capital with voting rights held[1]
Solicitor for the Affairs of His Majesty's Treasury as Nominee for His Majesty's Treasury	3,343	37.97
Norges Bank	323	3.07

(1) Percentages provided were correct at the date of notification on 8 December 2023 and 5 November 2021, respectively.

On 2 February 2024 a notification under Rule 5 of the Disclosure and Transparency Rules ('DTR') was received from HMT notifying that it held 3,067 million ordinary shares, representing 34.96% of the issued share capital with voting rights.

Listing rule 9.8.4

The information to be disclosed in the Annual Report and Accounts under LR 9.8.4, is set out in this Directors' report with the exception of details of contracts of significance under LR 9.8.4 (10) and (11) given in Material contracts on page 442.

Political donations

At the AGM in 2023, shareholders gave authority, under Part 14 of the Companies Act 2006, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £100,000. This authorisation was taken as a precaution only as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words.

During 2023, NatWest Group made no political donations, nor incurred any political expenditure in the UK or EU and it is not proposed that its longstanding policy of not making contributions to any political party be changed. Shareholders will be asked to renew this authorisation at the AGM in 2024.

Directors' disclosure to auditors

Each of the directors at the date of approval of this report confirms that:

a. so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
b. the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act.

Auditors

Ernst & Young LLP (EY LLP) are the auditors and have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company's auditors will be proposed at the forthcoming AGM.

By order of the Board

Jan Cargill
Chief Governance Officer and Company Secretary

15 February 2024

NatWest Group plc is registered in Scotland No. SC45551

Statement of directors' responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on pages 285 to 297.

The directors are responsible for the preparation of the Annual Report and Accounts. The directors are required to prepare Group financial statements, and as permitted by the Companies Act 2006 have elected to prepare company financial statements, for each financial year in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board. They are responsible for preparing financial statements that present fairly the financial position, financial performance and cash flows of NatWest Group.

In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently.
- make judgments and estimates that are reasonable, relevant and reliable.
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of NatWest Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 2006. They are also responsible for safeguarding the assets of NatWest Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic report, Directors' report, Directors' remuneration report and Corporate governance statement that comply with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website.

The directors confirm that to the best of their knowledge:

- the financial statements, prepared in accordance with UK adopted International Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the Strategic report and Directors' report (incorporating the Financial review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

In addition, the directors are of the opinion that the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the company's position and performance, business model and strategy.

By order of the Board

Howard Davies
Chairman
15 February 2024

John-Paul Thwaite
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

Board of directors

Chairman
Howard Davies

Executive directors
John-Paul Thwaite
Katie Murray

Non-executive directors
Mark Seligman
Frank Dangeard
Roisin Donnelly
Patrick Flynn
Rick Haythornthwaite
Yasmin Jetha
Stuart Lewis
Lena Wilson


Serving our customers every day

Risk and capital management

Risk management framework

Where marked as audited in the section header, certain information in the Risk and capital management section (pages 172 to 282) is within the scope of the Independent auditor's report.

Introduction

NatWest Group operates an enterprise-wide risk management framework, which is centred on the embedding of a strong risk culture. The framework ensures the governance, capabilities and methods are in place to facilitate risk management and decision-making across the organisation.

The framework ensures that NatWest Group's principal risks – which are detailed in this section – are appropriately controlled and managed. It sets out the standards and objectives for risk management as well as defining the division of roles and responsibilities. This seeks to ensure a consistent approach to risk management across NatWest Group and its subsidiaries. It aligns risk management with NatWest Group's overall strategic objectives. The framework, which is designed and maintained by NatWest Group's independent Risk function, is owned by the Chief Risk Officer. It is reviewed and approved annually by the Board. The framework incorporates risk governance, NatWest Group's three lines of defence operating model and the Risk function's mandate.

Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries.

While all NatWest Group colleagues are responsible for managing risk, the Risk function provides oversight and monitoring of risk management activities, including the implementation of the framework and adherence to its supporting policies, standards and operational procedures. The Chief Risk Officer plays an integral role in providing the Board with advice on NatWest Group's risk profile, the performance of its controls and in providing challenge where a proposed business strategy may exceed risk tolerance.

In addition, there is a process to identify and manage top and emerging threats, which are those that could have a significant negative impact on NatWest Group's ability to meet its strategic objectives.

Both top and emerging threats may incorporate aspects of – or correlate to – a number of principal risks and are reported alongside them to the Board on a regular basis.

Culture

NatWest Group's multi-year programme to enhance risk management capability at different levels of the organisation has an ongoing emphasis on risk culture. The approach to risk culture, under the banner of intelligent risk-taking, ensures a focus on robust risk management behaviours and practices. This underpins the strategy and values across all three lines of defence, enables NatWest Group to support better customer outcomes, develop a stronger and more sustainable business and deliver an improved cost base.

NatWest Group expects leaders to act as role models for strong risk behaviours and practices building clarity, developing capability and motivating employees to reach the required standards set out in the intelligent risk-taking approach. Colleagues are expected to:

- Consistently role-model the values and behaviours in Our Code, based on strong ethical standards.
- Empower others to take risks aligned to NatWest Group's strategy, explore issues from a fresh perspective, and tackle challenges in new and better ways across organisational boundaries.
- Manage risk in line with appropriate risk appetite.
- Ensure each decision made keeps NatWest Group, colleagues, customers, communities and shareholders safe and secure.
- Understand their role in managing risk, remaining clear and capable, grounded in knowledge of regulatory obligations.
- Consider risk in all actions and decisions.
- Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses, reporting and communicating these transparently.
- Challenge others' attitudes, ideas and actions.

The target intelligent risk-taking behaviours are embedded in NatWest Group's Critical People Capabilities and are clearly aligned to the core values of inclusive, curious, robust, sustainable and ambitious.

These aim to act as an effective basis for a strong risk culture because the Critical People Capabilities form the basis of all recruitment and selection processes.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to NatWest Group's learning strategy. NatWest Group offers a wide range of learning, both technical and behavioural, across the risk disciplines. This training may be mandatory, role-specific or for personal development. Mandatory learning for all staff is focused on keeping employees, customers and NatWest Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion.

Our Code

NatWest Group's conduct guidance, Our Code, provides direction on expected behaviour and sets out the standards of conduct that support the values. The code explains the effect of decisions that are taken and describes the principles that must be followed.

- These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes.
- Where appropriate, if conduct falls short of NatWest Group's required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for the individuals concerned (for more information on this process refer to page 135). The NatWest Group remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook. Any employee falling short of the expected standards would also be subject to internal disciplinary policies and procedures. If appropriate, the relevant authority would be notified.

Risk management framework continued

Governance

Committee structure

The diagram shows NatWest Group's governance structure in 2023 and the main purposes of each committee.

NatWest Group plc Board

Ensures there is a framework of prudent and effective controls which enables risks to be assessed and managed. It reviews and approves the Enterprise-Wide Risk Management Framework (EWRMF) (including NatWest Group's risk appetite framework) and approves the risk appetite for principal risks. Monitors performance against risk appetite, considers material risks and reviews the effectiveness of risk management and internal control systems.

Group Board Risk Committee

Provides oversight and advice to the Board on current and potential future risk exposures; future risk profile including risk appetite; and the approval and effectiveness of the EWRMF. Reviews NatWest Group's performance relative to risk appetite; the effectiveness of internal controls required to manage risk; all material risk exposures and management's recommendations to monitor, control and mitigate them, including all principal risks. Approves the Key Risk Policies[(1)] and provides input on remuneration decisions from a risk management perspective. Approves the Risk Management Strategy and oversees its effective delivery. Reviews and recommends to the Board the assumptions, scenarios and metrics used for stress tests.

Group Audit Committee

Assists the Board in carrying out its responsibilities relating to accounting policies, internal control and financial reporting functions, including consideration of any relevant non-financial disclosures or related controls which may impact the financial statements. Reviews NatWest Group's internal controls systems relating to financial management and compliance with laws and/or regulations relating to financial reporting, accounting issues, and safeguarding of assets. Reviews the procedures for monitoring the effectiveness of these controls.

Group Executive Risk Committee

Supports the NatWest Group CRO and other accountable executives in discharging risk management accountabilities. Reviews, challenges and debates all material risk exposures across NatWest Group and the performance of NatWest Group relative to risk appetite. Reviews the EWRMF, Key Risk Policies[(1)] and Risk Management Strategy and supports their recommendation to Group BRC. Oversees implementation of the EWRMF.

Group Executive Committee

Supports the Group CEO in discharging their individual accountabilities including matters relating to strategy, financials, capital, and operational issues. Considers material or enterprise wide risk and control matters across the Group as appropriate. Supports the Group CEO in identifying matters for escalation to the Board or an appropriate Board Committee.

Group Asset & Liability Management Committee[(2)]

Supports the Group CFO in overseeing the effective management of NatWest Group's current and future balance sheet in line with chosen business strategy and Board-approved risk appetite, under normal and stress conditions and in the escalation of matters to the appropriate Executive or Board Committee. Supports the Group CFO's and Group CRO's recommendation to Group BRC of the assumptions, scenarios and metrics used for stress tests.

Group Executive Disclosure Committee[(3)]

Supports the Group CFO in discharging their individual accountabilities, including the review of all material financial and non-financial disclosures made by NatWest Group to ensure that they are accurate, complete and fairly represent the business and financial condition of NatWest Group with no material misstatements or omissions.

(1) Risk Policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectation, guidance and standards that stipulate the nature and extent of permissible risk taking. They are consistently applied across the Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.
(2) In addition, the Group Technical Asset & Liability Management Committee, chaired by the Group Treasurer, provides oversight of capital and balance sheet management in line with approved risk appetite under normal and stress conditions. Reviews and challenges the financial strategy, risk management, balance sheet and remuneration and policy implications of the Group's pension schemes.
(3) The EDC Disclosures Steering Group has been established by the Group CFO to (i) review and approve the Group's responses to Environmental, Social and Governance (ESG) surveys where ESG content is considered material to Investors or decision-useful to users of the reports; (ii) to assess whether the Group should respond to and review new ad hoc survey requests; (iii) to review and approve ESG disclosures published on the Group's website and externally that are material to investors or decision useful to users of the reports; and (iv) to review and recommend to the Group EDC, ESG related disclosures in the quarterly, and annual suite of results releases.

Risk management framework continued

Risk management structure

The diagram shows NatWest Group's risk management structure in 2023.


Group Chief Executive Officer (CEO)
RBSI CEO
NWM CEO
NWH CEO
Group Chief Risk Officer (CRO)
RBSI CRO
NWM CRO
NWH CRO
Leads the RBSI Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to RBSI strategy as a member of the RBSI Executive Committee.
Leads the NWM Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Contributes to NWM strategy as a member of the NWM Executive Committee.
Leads the NWH Risk function. Responsibilities include policy, governance, frameworks, oversight and challenge, risk culture and reporting. Delivers risk services across NatWest Group governed by appropriate service level agreements. Contributes to NWH strategy as a member of the NWH Executive Committee. Member of NatWest Group Exco.
Leads the NatWest Group Risk function. Defines and delivers the risk, conduct, compliance and financial crime strategies. Defines overall risk service provision requirements to enable delivery of NatWest Group strategies, including policies, governance, frameworks, oversight and challenge, risk culture and risk reporting. Contributes to the development of strategy, transformation and culture as a member of the Executive Committee.

(1) The Group Chief Executive Officer also performs the NWH Chief Executive Officer role.
(2) The Group Chief Risk Officer also performs the NWH Chief Risk Officer role, is a member of NatWest Group Exco, NatWest Group ERC and an attendee at NatWest Group BRC.
(3) The NWH Risk function provides risk management services across NWH, including to the NatWest Group Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements.
(4) The NWH Risk function is independent of the NWH customer-facing business segments and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The Directors of Risk, (Retail Banking; Commercial & Institutional Banking (Ring-Fenced Bank); Wealth Businesses; Digital X and Functions; Finance and Treasury and Non-financial Risk; the Head of Restructuring and the Chief Operating Officer report to the NWH Chief Risk Officer. The Director of Risk, Ulster Bank Ireland DAC reports to the Ulster Bank Ireland DAC Chief Executive. They also have a reporting line to the NWH Chief Risk Officer and to the Chair of the Ulster Bank Ireland DAC Board Risk Committee.
(5) The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective Chief Executive Officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the respective Risk Committees.

Risk management framework continued

Three lines of defence

NatWest Group uses the industry-standard three lines of defence model to articulate accountabilities and responsibilities for managing risk. This supports the embedding of effective risk management throughout the organisation. All roles below the CEO sit within one of the three lines. The CEO ensures the efficient use of resources and the effective management of risks as stipulated in the risk management framework and is therefore considered to be outside the three lines of defence principles.

First line of defence

The first line of defence incorporates most roles in NatWest Group, including those in the customer-facing businesses, Technology and Services as well as support functions such as People and Transformation, Legal and Finance.

The first line of defence is empowered to take risks within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

The first line of defence is responsible for managing its direct risks, and with the support of specialist functions, it is also responsible for managing its consequential risks, by identifying, assessing, mitigating, monitoring and reporting risks.

Second line of defence

The second line of defence comprises the Risk function and is independent of the first line.

The second line of defence is empowered to design and maintain the risk management framework and its components. It undertakes proactive risk oversight and continuous monitoring activities to confirm that NatWest Group engages in permissible and sustainable risk-taking activities.

The second line of defence advises on, monitors, challenges, approves and escalates where required and reports on the risk-taking activities of the first line, ensuring that these are within the constraints of the risk management framework, policies, risk appetite statements and measures set by the Board.

Third line of defence

The third line of defence is the Internal Audit function and is independent of the first and second lines.

The third line of defence is responsible for providing independent assurance to the Board, its subsidiary legal entity boards and executive management on the overall design and operating effectiveness of the risk management framework and its components. This includes the adequacy and effectiveness of key internal controls, governance and the risk management in place to monitor, manage and mitigate the principal risks to NatWest Group and its subsidiary companies achieving their objectives.

The third line of defence executes its duties freely and objectively in accordance with the Chartered Institute of Internal Auditors' Code of Ethics and International Standards on independence and objectivity.

Risk appetite

Risk appetite defines the type and aggregate level of risk NatWest Group is willing to accept in pursuit of its strategic objectives and business plans. Risk appetite supports sound risk-taking, the promotion of robust risk practices and risk behaviours, and is calibrated at least annually.

For certain principal risks, risk capacity defines the maximum level of risk NatWest Group can assume before breaching constraints determined by regulatory capital and liquidity requirements, the operational environment, and from a conduct perspective. Establishing risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and NatWest Group's ultimate capacity to absorb losses.

Risk appetite framework

The risk appetite framework supports effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging threats and risk-taking activities that might be out of appetite are identified, assessed, escalated and addressed in a timely manner.

To facilitate this, a detailed review of the framework is carried out annually. The review includes:

- Assessing the adequacy of the framework compared to internal and external expectations.
- Ensuring the framework remains effective and acts as a strong control environment for risk appetite.
- Assessing the level of embedding of risk appetite across the organisation.

Establishing risk appetite

In line with the risk appetite framework, risk appetite is maintained across NatWest Group through risk appetite statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken.

Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. Risk measures and their associated limits are an integral part of the risk appetite approach and a key part of embedding risk appetite in day-to-day risk management decisions. A clear tolerance for each principal risk is set in alignment with business activities.

Risk management framework continued

The process of reviewing and updating risk appetite statements is completed alongside the business and financial planning process. This ensures that plans and risk appetite are appropriately aligned.

The Board sets risk appetite for all principal risks to help ensure NatWest Group is well placed to meet its priorities and long-term targets, even in challenging economic environments. This supports NatWest Group in remaining resilient and secure as it pursues its strategic business objectives.

Risk appetite statements and associated measures are reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

NatWest Group's risk profile is continually monitored and frequently reviewed. Management focus is concentrated on all principal risks as well as the top and emerging threats that may correlate to them. Risk profile relative to risk appetite is reported regularly to senior management and the Board.

NatWest Group policies directly support the qualitative aspects of risk appetite. They define the qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk-taking and are consistently applied across NatWest Group and its subsidiaries.

Identification and measurement

Identification and measurement within the risk management process comprises:

- Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.
- Monitoring of the risks associated with lending and credit exposures.
- Assessment of trading and non-trading portfolios.
- Review of potential risks in new business activities and processes.
- Analysis of potential risks in any complex and unusual business transactions.

The financial and non-financial risks that NatWest Group faces are detailed in its risk directory. This provides a common risk language to ensure consistent terminology is used across NatWest Group. The risk directory is subject to annual review to ensure it continues to fully reflect the risks that NatWest Group faces.

Mitigation

Mitigation is a critical aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed within NatWest Group.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that arise from risk mitigation actions themselves) are also considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of changes in legislation and regulation are critical to the successful mitigation of compliance and conduct risk. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Emerging threats that could affect future results and performance are also closely monitored. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures, is also carried out.

Testing and monitoring

Specific activities relating to compliance and conduct, credit and financial crime risks are subject to testing and monitoring by the Risk function. This confirms to both internal and external stakeholders – including the Board, senior management, the customer-facing businesses, Internal Audit and NatWest Group's regulators – that risk policies and procedures are being correctly implemented and that they are operating adequately and effectively. Thematic reviews and targeted reviews are also carried out where relevant to ensure appropriate customer outcomes.

Independent control testing of the NWH Group Risk function is completed on principal processes and controls impacting the financial statements, in line with section 404 of the Sarbanes-Oxley Act 2002, which focusses on the formalised evaluation, testing and reporting of significant internal controls over financial reporting and the associated control environment.

The Risk Testing & Monitoring Forum assesses and validates the annual plan as well as the ongoing programme of reviews.

Risk management framework continued

Stress testing

Stress testing – capital management

Stress testing is a key risk management tool and a fundamental component of NatWest Group's approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of NatWest Group, including its capital position.

Stress testing includes:

- Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.
- Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	– Identify macro and NatWest Group specific vulnerabilities and risks. – Define and calibrate scenarios to examine risks and vulnerabilities. – Formal governance process to agree scenarios.
Assess impact	– Translate scenarios into risk drivers. – Assess impact to current and projected P&L and balance sheet across NatWest Group.
Calculate results and assess implications	– Aggregate impacts into overall results. – Results form part of the risk management process. – Scenario results are used to inform business and capital plans.
Develop and agree management actions	– Scenario results are analysed by subject matter experts. Appropriate management actions are then developed. – Scenario results and management actions are reviewed by the relevant Executive Risk Committees and Board Risk Committees. Approval of scenarios is delegated to the NatWest Group Board Risk Committee by the NatWest Group Board.

Stress testing is used widely across NatWest Group. The diagram below summarises key areas of focus.


Stress testing usage within NatWest Group
(1) Strategic financial & capital planning
(3) Risk appetite
(3) Risk monitoring
(4) Risk mitigation
Contingency planning & management actions
Assess financial performance
Capital adequacy
Earnings stability
Sector review & credit limit setting
Business vulnerabilities analysis
Tail risk assessment
Early warning indicators

Specific areas that involve capital management include:

- **Strategic financial and capital planning** – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.
- **Risk appetite** – by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite.
- **Risk monitoring** – by monitoring the risks and horizon-scanning events that could potentially affect NatWest Group's financial strength and capital position.
- **Risk mitigation** – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Principal risk mitigating actions are documented in NatWest Group's recovery plan.

Reverse stress testing is also carried out in order to identify and assess scenarios that would cause NatWest Group's business model to become unviable. Reverse stress testing allows potential vulnerabilities in the business model to be examined more fully.

Risk management framework continued

Capital sufficiency – going concern forward-looking view

Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They incorporate economic variables and key assumptions on balance sheet and P&L drivers, such as impairments, to demonstrate that NatWest Group and its operating subsidiaries maintain sufficient capital. A range of future states are tested. In particular, capital requirements are assessed:

- Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period.
- Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined.

The potential impact of normal and adverse economic and market conditions on capital requirements is assessed through stress testing, the results of which are not only used widely across NatWest Group but also by the regulators to set specific capital buffers. NatWest Group takes part in stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks.

Stress and peak-to-trough movements are used to help assess the amount of capital NatWest Group needs to hold in stress conditions in accordance with the capital risk appetite framework.

Internal assessment of capital adequacy

An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board and submitted to the PRA.

The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to assess NatWest Group's specific capital requirements through the Pillar 2 framework.

Capital allocation

NatWest Group has mechanisms to allocate capital across its legal entities and businesses. These aim to optimise the use of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite. The framework for allocating capital is approved by the CFO with support from the Asset & Liability Management Committee.

Governance

Capital management is subject to substantial review and governance. The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans.

Stress testing – liquidity

Liquidity risk monitoring and contingency planning

A suite of tools is used to monitor, limit and stress test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity and funding risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee on a regular basis. Liquidity condition indicators are monitored daily. This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning.

Internal assessment of liquidity

Under the liquidity risk management framework, NatWest Group maintains the Internal Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of severe but plausible stress scenarios. Each scenario evaluates either an idiosyncratic, market-wide or combined stress event as described in the table below.

Type	Description
Idiosyncratic scenario	The market perceives NatWest Group to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency.
Market-wide scenario	A market stress event affecting all participants in a market through contagion, potential counterparty failure and other market risks. NatWest Group is affected under this scenario but no more severely than any other participants with equivalent exposure.
Combined scenario	This scenario models the combined impact of an idiosyncratic and market stress occurring at once, severely affecting funding markets and the liquidity of some assets.

NatWest Group uses the most severe outcome to set the internal stress testing scenario which underpins its internal liquidity risk appetite. This complements the regulatory liquidity coverage ratio requirement.

Risk management framework continued

Stress testing – recovery and resolution planning

The NatWest Group recovery plan explains how NatWest Group and its subsidiaries – as a consolidated group – would identify and respond to a financial stress event and restore its financial position so that it remains viable on an ongoing basis.

The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include:

- Developing a series of recovery indicators to provide early warning of potential stress events.
- Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay.
- Developing a recovery playbook to provide a concise description of the actions required during recovery.
- Detailing a range of options to address different stress conditions.
- Appointing dedicated option owners to reduce the risk of delay and capacity concerns.

The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring NatWest Group's financial condition. It is assessed for appropriateness on an ongoing basis and reviewed and approved by the Board prior to submission to the PRA on a biennial basis. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International Limited, and NatWest Markets N.V.. These plans detail the recovery options, recovery indicators and escalation routes for each entity.

Fire drill simulations of possible recovery events are used to test the effectiveness of NatWest Group and individual legal entity recovery plans. The fire drills are designed to replicate possible financial stress conditions and allow senior management to rehearse the responses and decisions that may be required in an actual stress event. The results and lessons learnt from the fire drills are used to enhance NatWest Group's approach to recovery planning.

Under the resolution assessment part of the PRA rulebook, NatWest Group is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report.

Resolution would be implemented if NatWest Group was assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK resolution authority). NatWest Group ensures ongoing maintenance and enhancements of its resolution capabilities, in line with regulatory requirements.

Stress testing – market risk

Non-traded market risk

Non-traded exposures are reported to the PRA on a quarterly basis. This provides the regulator with an overview of NatWest Group's banking book interest rate exposure. The report includes detailed product information analysed by interest rate driver and other characteristics, including accounting classification, currency and counterparty type.

Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the Bank of England and European Banking Authority stress test exercises. NatWest Group also produces an internal scenario analysis as part of its financial planning cycles.

Non-traded exposures are capitalised through the ICAAP. This covers gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk, equity risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with a 99% confidence level. Methodologies are reviewed by NatWest Group Model Risk and the results are approved by the NatWest Group Technical Asset & Liability Management Committee.

Non-traded market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Traded market risk

NatWest Group carries out regular market risk stress testing to identify vulnerabilities and potential losses in excess of, or not captured in, value-at-risk. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading portfolios.

NatWest Group conducts historical, macroeconomic and vulnerability-based stress testing. Historical stress testing is a measure that is used for internal management. Using the historical simulation framework employed for value-at-risk, the current portfolio is stressed using historical data since 1 January 2005. This methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Risk management framework continued

Historical stress tests form part of the market risk limit framework and their results are reported regularly to senior management. Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line.

Market risk stress results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses its key vulnerabilities in terms of plausible, vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. The results for relevant scenarios are reported to senior management.

Internal scenarios – climate

In 2023, NatWest Group deployed a new in-house corporate transition risk model, as part of an internal scenario analysis exercise, to assess climate transition related credit risks to corporate counterparties.

This involved running the following two climate scenarios:

- A disruptive policy response scenario, where the introduction of policy from the Network for Greening the Financial System delayed transition scenario, is accelerated to this decade.
- Inevitable policy response 1.8°C scenario, which anticipates investor, corporate and civil society pressure will push policymakers to make changes between 2023 and 2033, that could result in warming at or below 1.8°C by 2100.

These scenarios tested NatWest Group's resilience to alternative transition pathways, including a disruptive transition, and to identify losses that are sensitive to scenario policy and technology assumptions.

The corporate transition risk model and internal exercise builds on the learnings from the Climate Biennial Exploratory Scenario and integrates climate into ICAAP. The model is capable of accounting for sector specific exposure to climate-related transition risks and counterparty specific response to a limited set of demand shocks and rising carbon prices, by mitigating emissions and passing costs through to customers.

Regulatory stress testing

The Bank of England published the results of the 2022 annual cyclical scenario (ACS) stress test on 12 July 2023. NatWest Group remained above its CET1 capital and Tier 1 leverage ratio hurdle rates in stress and was not required to strengthen its capital position as a result of the stress tests. The results of this stress test, and other relevant information, will be used to help inform NatWest Group capital buffers (both the UK countercyclical capital buffer rate and PRA buffers).

The 2022 stress test aimed to assess the impact of a UK and global macroeconomic stress on UK banks, spanning a five-year period from Q3 2022 to Q2 2027. It is a coherent 'tail risk' scenario, designed to be severe and broad enough to assess the resilience of UK banks to a range of adverse shocks.

The stress scenario is broadly similar to the 2019 ACS and more severe overall than the global financial crisis, with the key difference being elevated levels of inflation. Annual UK inflation averaged around 11% over the first three years of the scenario, peaking at 17% in early 2023.

The stress test was based on an end-of-June 2022 balance sheet starting position.

Further details can be found at: https://www.bankofengland.co.uk/stress-testing/2023/bank-of-england-stress-testing-results

Following the UK's exit from the European Union, only relevant European subsidiaries of NatWest Group take part in the European Banking Authority stress tests. NatWest Group itself does not participate.

NatWest Group is taking part in the Bank of England's system-wide exploratory scenario in 2023/24. The objective of the exercise is to understand the risks and behaviours flowing from non-bank financial institutions under stress, and how these risks could amplify market shocks and pose a risk to financial stability. The Bank of England will publish a report on this scenario in 2024 following completion of the exercise.

Credit risk

Definition (audited)

Credit risk is the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts.

Sources of risk (audited)

The principal sources of credit risk for NatWest Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. NatWest Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

Key developments in 2023

– Personal lending grew as a result of strong demand across both mortgages and unsecured lending, although mortgage demand reduced during the second half of the year in line with trends in the UK mortgage market. Adjustments were made to affordability assumptions and stress rates to ensure that lending continued to be assessed appropriately, given the high interest rate and inflationary environment. Support for customers was proactively promoted during the year and the number of customers requesting support (primarily forbearance) increased gradually. Although there was an increase in arrears during the year, this was partly driven by overall growth in Retail Banking portfolios in recent years, as well as adjustments to lending criteria following COVID-19. Indicators of difficulty to pay remain at or below levels observed before COVID-19.

– Wholesale lending increased during the year, driven by financial institutions sectors. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are deemed to represent a heightened risk, including due to cost of living, supply chain and inflationary pressures.

– Overall expected credit loss (ECL) increased during 2023 reflecting portfolio growth alongside broadly stable portfolio performance. There were Stage 3 default flow increases, particularly in the Personal portfolio, but these were broadly in line with expectations due to growth and normalisation of risk parameters. This was mitigated by a net ECL reduction from 2023 updates to economic scenarios and weightings. ECL post model adjustments increased during the year reflecting continued economic uncertainty from inflation, higher interest rates and liquidity concerns.

– NatWest Group continued to align its financial planning process with the climate transition planning process. This included adding climate policy and technology-related transition assumptions into NatWest Group's base case macroeconomic scenario used for financial planning and assessment of ECL in this IFRS 9 reporting period. This resulted in an increase in ECL of £6 million.

– Several models were redeveloped in 2023, most notably IFRS 9 probability of default (PD) and loss given default (LGD) models for business loans and stress testing models for Personal mortgages, financial institutions and non-UK corporates economic response models for Wholesale lending.

Credit risk continued

Governance (audited)

The credit risk function provides oversight and challenge of frontline credit risk management activities. Governance activities include:

- Defining and proposing credit risk appetite measures for Board approval.
- Establishing credit risk policy, standards and toolkits which set out the mandatory limits and parameters required to ensure that credit risk is managed within risk appetite and which provide the minimum standards for the identification, assessment, management, monitoring and reporting of credit risk.
- Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that it is being managed adequately and effectively.
- Assessing the adequacy of ECL provisions including approving key IFRS 9 inputs (such as significant increase in credit risk (SICR) thresholds) and any necessary in-model and post model adjustments through NatWest Group and business unit provisions and model committees.
- Development and approval of credit grading models.
- Providing regular reporting on credit risk to the Board Risk Committee and Board.

Risk appetite

Credit risk appetite is approved by the Board and is set and monitored through risk appetite frameworks tailored to NatWest Group's Personal and Wholesale segments. Risk appetite statements and associated measures are reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

Personal

The Personal credit risk appetite framework sets limits that control the quality and concentration of both existing and new business for each relevant business segment. These risk appetite measures consider the segments' ability to grow sustainably and the level of losses expected under stress. Credit risk is further controlled through operational limits specific to customer or product characteristics.

Wholesale

For Wholesale credit, the framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits.

Operational limits are used to manage concentrations of risk which may arise across four lenses – single name, sector, country and product and asset classes. The framework is supported by a suite of transactional acceptance standards that set out the risk parameters within which businesses should operate.

Identification and measurement

Credit stewardship (audited)

Risks are identified through relationship management and credit stewardship of customers and portfolios. Credit stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

Asset quality (audited)

All credit grades map to an asset quality (AQ) scale, used for financial reporting. This AQ scale is based on Basel PDs. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and defaulted non-performing loans as AQ10 or Stage 3 under IFRS 9 (where the PD is 100%). Loans are defined as defaulted when the payment status becomes 90 days past due, or earlier if there is clear evidence that the borrower is unlikely to repay, for example bankruptcy or insolvency.

Counterparty credit risk

Counterparty credit risk arises from the obligations of customers under derivative and securities financing transactions. NatWest Group mitigates counterparty credit risk through collateralisation and netting agreements, which allow amounts owed by NatWest Group to a counterparty to be netted against amounts the counterparty owes NatWest Group.

Mitigation

Mitigation techniques, as set out in the appropriate credit risk toolkits and transactional acceptance standards, are used in the management of credit portfolios across NatWest Group. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties.

Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate (CRE).

The valuation methodologies for collateral in the form of residential mortgage property and CRE are detailed below.

Credit risk continued

Residential mortgages – NatWest Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. NatWest Group values residential property individually during the loan underwriting process, either by obtaining an appraisal by a suitably qualified appraiser (for example, Royal Institution of Chartered Surveyors (RICS)) or using a statistically valid model. In both cases, a sample of the valuation outputs are periodically reviewed by an independent RICS qualified appraiser. NatWest Group updates Retail Banking UK residential property values quarterly using country (Scotland, Wales and Northern Ireland) or English regional specific Office for National Statistics House Price indices.

Within the Private Banking and RBSI segments, properties securing loans greater than £2.5 million or €3 million are revalued every three years.

The current indexed value of the property is a component of the ECL provisioning calculation.

Commercial real estate valuations – NatWest Group has an actively managed panel of chartered surveying firms that cover the spectrum of geography and property sectors in which NatWest Group takes collateral. Suitable RICS registered valuers for particular assets are contracted through a service agreement to ensure consistency of quality and advice. In the UK, an independent third-party market indexation is applied to update external valuations for commercial property once they are more than a year old. For loan obligations in excess of £2.5 million and where the charged property has a book value in excess of £0.5 million, a formal valuation review is commissioned at least every three years.

Assessment and monitoring

Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Personal and Wholesale portfolios.

Personal

Personal customers are served through a lending approach that entails offering a large number of small-value loans. To ensure that these lending decisions are made consistently, NatWest Group analyses internal credit information as well as external data supplied by credit reference agencies (including historical debt servicing behaviour of customers with respect to both NatWest Group and other lenders). NatWest Group then sets its lending rules accordingly, developing different rules for different products.

The process is then largely automated, with each customer receiving an individual credit score that reflects both internal and external behaviours and this score is compared with the lending rules set. For relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions. These decisions are made within specified delegated authority limits that are issued dependent on the experience of the individual.

Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened materially to sustain growth.

The actual performance of each portfolio is tracked relative to operational limits. The limits apply to a range of credit risk-related measures including projected credit default rates across products and the loan-to-value (LTV) ratio of the mortgage portfolios. Where operational limits identify areas of concern management action is taken to adjust credit or business strategy.

Wholesale

Wholesale customers, including corporates, banks and other financial institutions are managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected to the extent that a failure of one could lead to the failure of another.

A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction. Credit approvals are subject to environmental, social and governance risk policies which restrict exposure to certain highly carbon intensive industries as well as those with potentially heightened reputational impacts. Customer specific climate risk commentary is now mandatory.

For lower risk transactions below specific thresholds, credit decisions can be approved through a combination of fully automated or relationship manager self-sanctioning within the business. This process is facilitated through an auto-decision making system, which utilises scorecards, strategies and policy rules.

For all other transactions, credit is only granted to customers following joint approval by an approver from the business and the credit risk function or by two credit officers. The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities framework policy. The level of delegated authority held by approvers is dependent on their experience and expertise with only a small number of senior executives holding the highest approval authority.

Transactional acceptance standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. As such, these standards provide a mechanism to manage risk appetite at the customer/transaction level and are supplementary to the established credit risk appetite.

Credit quality through PD credit grades or performance against a combination of risk triggers in business banking, and LGD are reviewed and if appropriate reapproved annually. The review process assesses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Credit risk continued

Problem debt management

Personal

Early problem identification

Pre-emptive triggers are in place to help identify customers that may be at risk of being in financial difficulty. These triggers are both internal, using NatWest Group data, and external using information from credit reference agencies. Proactive contact is then made with the customer to establish if they require help with managing their finances. By adopting this approach, the aim is to prevent a customer's financial position deteriorating.

Personal customers experiencing financial difficulty are managed by the Collections team. If the Collections team is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves to the Recoveries team. If at any point in the collections and recoveries process, the customer is identified as being potentially vulnerable, the customer will be separated from the regular process and supported by a specialist team to ensure the customer receives appropriate support for their circumstances.

In July 2023, Mortgage Charter support was introduced for residential mortgage customers. Mortgage Charter support includes temporary interest only or term extensions at the customer's request. A request for Mortgage Charter does not, of itself trigger transfer to a specialist team.

Collections

When a customer exceeds an agreed limit or misses a regular monthly payment the customer is contacted by NatWest Group and requested to remedy the position. If the situation is not resolved then, where appropriate, the Collections team will become more involved and the customer will be supported by skilled debt management staff who endeavour to provide customers with bespoke solutions. Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and 'breathing space'. All treatments available to customers experiencing financial difficulties are reviewed to ensure they remain appropriate for customers impacted by current economic conditions.

In the event that an affordable and sustainable agreement with a customer cannot be reached, the debt will transition to the Recoveries team.

For provisioning purposes, under IFRS 9, exposure to customers managed by the Collections team is categorised as Stage 2 and subject to a lifetime loss assessment, unless it is 90 days past due or has triggered any other unlikeliness to pay indicators, in which case it is categorised as Stage 3.

Recoveries

The Recoveries team will issue a notice of intention to default to the customer and, if appropriate, a formal demand, while also registering the account with credit reference agencies where appropriate. Following this, the customer's debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer. An option that may also be considered, is the sale of unsecured debt. Exposures subject to formal debt recovery are defaulted and, under IFRS 9, categorised as Stage 3.

Wholesale

Early problem identification

Each segment and sector have defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed. Early warning indicators may be internal, such as a customer's bank account activity, or external, such as a publicly-listed customer's share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty, they may decide to classify the customer within the Risk of Credit Loss framework.

There is an equivalent process for Business Banking customers, with problem debt cases reallocated to increased monitoring and support under a Portfolio Management Relationship team or the Financial Health and Support Team. Broader macro-economic trends including commodity prices, foreign exchange rates and consumer and government spend are also tracked, helping inform decisions on sector risk appetite. Customer level early warning indicators are regularly reviewed to ensure alignment with prevailing economic conditions, ensuring both the volume and focus of alerts is aligned to the point-in-time risk within each sector.

The aligned Risk of Credit Loss and Viability framework

This framework focuses on all Wholesale customers to provide early identification of credit deterioration, support intelligent risk-taking, ensure fair and consistent customer outcomes and provide key insights into Wholesale lending portfolios. Expert judgment is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to NatWest Group. There are two classifications in the framework that apply to non-defaulted customers who are in financial stress – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures categorised as Heightened Monitoring or Risk of Credit Loss are categorised as Stage 2 and subject to a lifetime loss assessment. The framework also applies to those customers that have met NatWest Group's default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes.

Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer's ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities.

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Heightened Monitoring customers require pre-emptive actions (outside the customer's normal trading patterns) to return or maintain their facilities within NatWest Group's current risk appetite.

Risk of Credit Loss customers are performing customers that have met the criteria for Heightened Monitoring and also pose a risk of credit loss to NatWest Group in the next 12 months should mitigating action not be taken or not be successful.

Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies. Actions include a review of the customer's credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business, or by Restructuring.

Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures are regularly reviewed by a Risk of Credit Loss forum. The forum members are experienced credit, business and restructuring specialists. The purpose of the forum is to review and challenge the strategies undertaken for customers that pose the largest risk of credit loss to NatWest Group.

Appropriate corrective action is taken when circumstances emerge that may affect the customer's ability to service its debt. Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring as a minimum.

Other potential outcomes of the relationship review are to: return the customer to a satisfactory status, offer additional lending and continue monitoring, transfer the relationship to Restructuring if appropriate, or exit the relationship.

The aligned Risk of Credit Loss and Viability framework does not apply to problem debt management for business banking customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the business banking recoveries team where a loan has been impaired.

Restructuring
Where customers are categorised as Risk of Credit Loss and the lending exposure is above £1 million, relationships are supported by the Restructuring team. The objective of Restructuring is to protect NatWest Group's capital. Restructuring does this by working with corporate and commercial customers in financial difficulty to help them understand their options and how their restructuring or repayment strategies can be delivered. Helping viable customers return to financial health and restoring a normal banking relationship is always the preferred outcome; however, where this is not possible, NatWest Group will work with customers to achieve a solvent outcome.

Throughout this period, the mainstream relationship manager will remain an integral part of the customer relationship. Insolvency is considered as a last resort and if deemed necessary, NatWest Group will work to recover its capital in a fair and efficient manner, while upholding the fair treatment of customers and NatWest Group's core values.

Forbearance (audited)
Forbearance takes place when a concession is made on the contractual terms of a loan/debt in response to a customer's financial difficulties.

The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs of the customer, minimum standards are applied when assessing, recording, monitoring and reporting forbearance.

A credit exposure may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan's terms.

Loans are reported as forborne until they meet the exit criteria as detailed in the appropriate regulatory guidance. These include being classified as performing for two years since the last forbearance event, making regular repayments and the loan/debt being less than 30 days past due.

Types of forbearance
Personal
In the Personal portfolio, forbearance may involve payment concessions, loan rescheduling (including extensions in contractual maturity) and capitalisation of arrears. Forbearance support is provided for both mortgages and unsecured lending.

Wholesale
In the Wholesale portfolio, forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps.

Monitoring of forbearance
Personal
For Personal portfolios, forborne loans are separated and regularly monitored and reported while the forbearance strategy is implemented, until they exit forbearance.

Wholesale
In the Wholesale portfolio, customer PDs and facility LGDs are reassessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the co-operation of the borrower and a viable business or repayment outcome. Where forbearance is no longer appropriate, NatWest Group will consider other options such as the enforcement of security, insolvency proceedings or both, although these are options of last resort.

Credit risk continued

Provisioning for forbearance (audited)

Personal

The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions.

Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is likely to continue to do so.

The loan would continue to be reported as forborne until it meets the exit criteria set out by the appropriate regulatory guidance.

For ECL provisioning, all forborne but performing exposures are categorised as Stage 2 and are subject to a lifetime loss provisioning assessment. Where the forbearance treatment includes the cessation of interest on the customer balance (i.e. non-accrual), this will be treated as a Stage 3 default.

For non-performing forborne loans, the Stage 3 loss assessment process is the same as for non-forborne loans.

Wholesale

Provisions for forborne loans are assessed in accordance with normal provisioning policies. The customer's financial position and prospects – as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings – are considered in order to establish whether an impairment provision increase is required.

Wholesale loans granted forbearance are individually credit assessed in most cases. Performing loans subject to forbearance treatment are categorised as Stage 2 and subject to a lifetime loss assessment.

Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This difference will lead to a customer being classified as non-performing.

In the case of non-performing forborne loans, an individual loan impairment provision assessment generally takes place prior to forbearance being granted. The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of Wholesale loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan's revised terms, any provision is written-off or released and the balance of the loan can be returned to performing status once the exit criteria, as set out by regulatory guidance, are met. Refer to pages 213 and 216 for further details on Wholesale and Personal forbearance.

Credit grading models

Credit grading models is the collective term used to describe all models, frameworks and methodologies used to calculate PD, exposure at default (EAD), LGD, maturity and the production of credit grades.

Credit grading models are designed to provide:

- An assessment of customer and transaction characteristics.
- A meaningful differentiation of credit risk.
- Accurate internal default rate, loss and exposure estimates that are used in the capital calculation or wider risk management purposes.

Impairment, provisioning and write-offs (audited)

In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality.

NatWest Group's IFRS 9 provisioning models, which use existing IRB models as a starting point, incorporate term structures and forward-looking information. Regulatory conservatism within the IRB models has been removed as appropriate to comply with the IFRS 9 requirement for unbiased ECL estimates.

Five key areas may materially influence the measurement of credit impairment under IFRS 9 – two of these relate to model build and three relate to model application:

Model build:

- The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing models which are reviewed annually).
- The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for exposures in Stage 2.

Model application:

- The assessment of the SICR and the formation of a framework capable of consistent application.
- The determination of asset lifetimes that reflect behavioural characteristics while also representing management actions and processes (using historical data and experience).
- The choice of forward-looking economic scenarios and their respective probability weights.

For accounting policy information refer to Accounting policy 2.3

IFRS 9 ECL model design principles (audited)

Modelling of ECL for IFRS 9 follows the conventional approach to divide the estimation of credit losses into its component parts of PD, LGD and EAD.

To meet IFRS 9 requirements, the PD, LGD and EAD parameters differ from their Pillar 1 internal ratings based (IRB) counterparts in the following aspects:

Credit risk continued

- **Unbiased –** material regulatory conservatism has been removed from IFRS 9 parameters to produce unbiased estimates.
- **Point-in-time** – IFRS 9 parameters reflect actual economic conditions at the reporting date instead of long-run average or downturn conditions.
- **Economic forecasts** – IFRS 9 PD estimates and, where appropriate, EAD and LGD estimates reflect forward-looking economic conditions.
- **Lifetime measurement** – IFRS 9 PD, LGD and EAD are provided as multi-period term structures up to exposure lifetimes instead of over a fixed one-year horizon.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the PD over the remaining lifetime at the reporting date) and the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs did not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition.

PD estimates

Personal models

Personal PD models follow a discrete multi-horizon survival approach, predicting quarterly PDs up to lifetime at account level, with a key driver being scores from related IRB PD models. Forward-looking economic information is brought in by economic response models, which leverage the existing stress test model suite. The current suite of PD models was introduced in 2022 replacing the previous, first-generation models to remediate a range of model weaknesses.

Wholesale models

Wholesale PD models use a point-in-time/through-the-cycle framework to convert one-year regulatory PDs into point-in-time estimates that reflect economic conditions at the reporting date. The framework utilises credit cycle indices (CCIs) for a comprehensive set of region/industry segments. Further detail on CCIs is provided in the Economic loss drivers section.

One year point-in-time PDs are extended to forward-looking lifetime PDs using a conditional transition matrix approach and a set of econometric forecasting models.

LGD estimates

The general approach for the IFRS 9 LGD models is to leverage corresponding IRB LGD models with bespoke adjustments to ensure estimates are unbiased and, where relevant, forward-looking.

Personal

Forward-looking information has only been incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown minimal impact of economic conditions on LGDs for the other Personal portfolios.

Wholesale

Forward-looking economic information is incorporated into LGD estimates using the existing point-in-time/through-the-cycle framework. For low default portfolios, including sovereigns and banks, loss data is too scarce to substantiate estimates that vary with economic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

EAD estimates

Personal

The IFRS 9 Personal modelling approach for EAD is dependent on product type.

- Revolving products use the existing IRB models as a basis, with appropriate adjustments incorporating a term structure based on time to default.
- Amortising products use an amortising schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.

Analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Personal portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Wholesale

For Wholesale, EAD values are projected using product specific credit conversion factors (CCFs), closely following the product segmentation and approach of the respective IRB model. However, the CCFs are estimated over multi-year time horizons and contain no regulatory conservatism or downturn assumptions.

No explicit forward-looking information is incorporated, on the basis of analysis showing the temporal variation in CCFs is mainly attributable to changes in exposure management practices rather than economic conditions.

Governance and post model adjustments (audited)

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group's model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to review, challenge and approval through model or provisioning committees.

Post model adjustments will remain a key focus area of NatWest Group's ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to high inflation, high interest rates and supply chain disruption.

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking					
	Mortgages	Other	Private Banking	Commercial & Institutional	Central items & other (1)	Total
2023	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Deferred model calibrations	**-**	**-**	**1**	**23**	**-**	**24**
Economic uncertainty	**118**	**39**	**13**	**256**	**3**	**429**
Other adjustments	**1**	**-**	**-**	**8**	**23**	**32**
Total	**119**	**39**	**14**	**287**	**26**	**485**
Of which:						
- Stage 1	***75***	***14***	***6***	***115***	***10***	***220***
- Stage 2	***31***	***25***	***8***	***167***	***9***	***240***
- Stage 3	***13***	***-***	***-***	***5***	***7***	***25***
2022						
Economic uncertainty	102	51	6	191	2	352
Other adjustments	8	20	-	16	15	59
Total	110	71	6	207	17	411
Of which:						
- Stage 1	*62*	*27*	*3*	*63*	*-*	*155*
- Stage 2	*32*	*44*	*3*	*139*	*16*	*234*
- Stage 3	*16*	*-*	*-*	*5*	*1*	*22*

Post model adjustments increased since 31 December 2022, with notable shifts in all categories. This reflected:

- The addition of deferred model calibration post model adjustments to account for elevated refinance risks on deteriorated exposures largely due to pressures from inflation and liquidity.
- The increase in the economic uncertainty post model adjustments for Wholesale portfolios relating to inflation, supply chain and liquidity prompted by continued affordability risks, as a result of higher interest rates and sustained inflation. This was partially offset by a reduction in COVID-19 related post model adjustments.
- Retail Banking – The post model adjustments for economic uncertainty increased slightly to £157 million at 31 December 2023, from £153 million at 31 December 2022. Continued consumer affordability risks, as a result of higher interest rates and sustained inflation, prompted an uplift in the cost of living post model adjustment (up from £127 million to £144 million). The cost of living post model adjustment captured the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focused on key affordability lenses, including customers with lower income in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock. This increase during the year was partly offset by some LGD post model adjustment reductions. Additionally, the judgemental post model adjustment relating to the modelling of cards EAD (£20 million at 31 December 2022) was discontinued at H1 2023 and the latest update to the post model adjustment for legacy higher risk interest only residential mortgages resulted in a £7 million reduction in the post model adjustment from 31 December 2022, reflecting latest analysis of the portfolio segment.
- Commercial & Institutional – The post model adjustments for economic uncertainty increased to £256 million at 31 December 2023, from £191 million at 31 December 2022. It included an overlay of £50 million at 31 December 2023, from £108 million at 31 December 2022, to cover the residual risks from COVID-19, including the risk that government support schemes could affect future recoveries and concerns surrounding associated debt, to customers that have utilised government support schemes. The inflation and supply chain post model adjustment was maintained with a mechanistic adjustment, via a sector-level downgrade, being applied to the sectors that were considered most at risk from these headwinds. A number of additional sectors were added to the sector-level downgrade reflecting the ongoing pressures from inflation being higher for longer plus broader concerns around reducing cash reserves across many sectors. The impact of the sector-level downgrades is a post model adjustment increase to £206 million at 31 December 2023 from £83 million at 31 December 2022, reflecting these significant headwinds which are not fully captured in the models. The £23 million judgemental overlay for deferred model calibrations relates to refinance risk with the existing mechanistic modelling approach not fully capturing the risk on deteriorated exposures. Other adjustments included an overlay of £7 million to mitigate the effect of operational timing delays in the identification and flagging of a SICR.

Credit risk continued

Significant increase in credit risk (SICR) (audited)

Exposures that are considered significantly credit deteriorated since initial recognition are classified in Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). NatWest Group has adopted a framework to identify deterioration based primarily on relative movements in lifetime PD supported by additional qualitative backstops. The principles applied are consistent across NatWest Group and align to credit risk management practices, where appropriate.

The framework comprises the following elements:

– **IFRS 9 lifetime PD assessment (the primary driver) –** on modelled portfolios, the assessment is based on the relative deterioration in forward-looking lifetime PD and is assessed monthly. To assess whether credit deterioration has occurred, the residual lifetime PD at balance sheet date (which PD is established at date of initial recognition (DOIR)) is compared to the current PD. If the current lifetime PD exceeds the residual origination PD by more than a threshold amount, deterioration is assumed to have occurred and the exposure transferred into Stage 2 for a lifetime loss assessment. For Wholesale, a doubling of PD would indicate a SICR subject to a minimum PD uplift of 0.1%. For Personal portfolios, the criteria vary by risk band, with lower risk exposures needing to deteriorate more than higher risk exposures, as outlined in the following table:

Personal risk bands	PD bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
Risk band A	<0.762%	PD@DOIR + 1%
Risk band B	<4.306%	PD@DOIR + 3%
Risk band C	>=4.306%	1.7 x PD@DOIR

– **Qualitative high-risk backstops –** the PD assessment is complemented with the use of qualitative high-risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high-risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, Wholesale exposures managed within the Risk of Credit Loss framework, and adverse credit bureau results for Personal customers.
– **Persistence (Personal and business banking customers only) –** the persistence rule ensures that accounts which have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture in Stage 2. The persistence rule is applied to PD driven deterioration only.

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:

– **Criteria effectiveness –** the criteria should be effective in identifying significant credit deterioration and prospective default population.
– **Stage 2 stability** – the criteria should not introduce unnecessary volatility in the Stage 2 population.
– **Portfolio analysis –** the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

Monitoring the effect on relative PD deterioration when originating new lending at times of weaker economic outlook (therefore, higher PDs at initial recognition) is important to ensure SICR criteria remains effective.

Asset lifetimes (audited)

The choice of initial recognition and asset duration is another critical judgment in determining the quantum of lifetime losses that apply.

– The date of initial recognition reflects the date that a transaction (or account) was first recognised on the balance sheet; the PD recorded at that time provides the baseline used for subsequent determination of SICR as detailed above.
– For asset duration, the approach applied (in line with IFRS 9 requirements) is:
  – **Term lending –** the contractual maturity date, reduced for behavioural trends where appropriate (such as, expected prepayment and amortisation).
  – **Revolving facilities –** for Personal portfolios (except credit cards), asset duration is based on behavioural life and this is normally greater than contractual life (which would typically be overnight). For Wholesale portfolios, asset duration is based on annual customer review schedules and will be set to the next review date.

In the case of credit cards, the most significant judgment is to reflect the operational practice of card reissuance and the associated credit assessment as enabling a formal re-origination trigger. As a consequence, a capped lifetime approach of up to 36 months is used on credit card balances. If the approach was uncapped the ECL impact is estimated at approximately £110 million (2022 – £80 million). However, credit card balances originated under the 0% balance transfer product and representing approximately 37% (2022 – 19%) of performing card balances, have their ECL calculated on a behavioural lifetime approach as opposed to being capped at a maximum of three years.

The capped approach reflects NatWest Group practice of a credit-based review of customers prior to credit card issuance and complies with IFRS 9. Benchmarking information indicates that peer UK banks use behavioural approaches in the main for credit card portfolios with average durations between three and ten years. Across Europe, durations are shorter and are, in some cases, as low as one year.

Credit risk continued

Economic loss drivers (audited)

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables, (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most significant economic loss drivers for the most material portfolios are shown in the table below:

Portfolio	Economic loss drivers
UK Personal mortgages	UK unemployment rate, sterling swap rate, UK house price index, UK real wage
UK Personal unsecured	UK unemployment rate, sterling swap rate, UK real wage
UK corporates	UK stock price index, UK gross domestic product, Bank of England base rate
UK commercial real estate	UK stock price index, UK commercial property price index, UK GDP, Bank of England base rate

Economic scenarios

At 31 December 2023, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy, particularly in relation to the path of inflation and interest rates.

For 2023, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Upside – This scenario assumes robust growth as inflation falls sharply and rates are lowered more quickly than expected. Consumer spending is supported by savings built up since COVID-19 and further helped by fiscal support and strong business investment. The labour market remains resilient, with the unemployment rate falling. The housing market slows down compared to the previous year but remains robust.

Compared to 31 December 2022, the upside scenario remains similarly configured, exploring a more benign set of economic outcomes, including a stronger performing stock market, real estate prices, and supported by a stronger global growth backdrop, relative to the base case view. Reflecting recent outturn data, inflation falls back quicker and the labour market is tighter than previously assumed.

Base case – High inflation and tight monetary policy leads to muted economic growth. However, continued disinflation allows an easing cycle to start in 2024. The unemployment rate rises modestly but there are no wide-spread job losses. Inflation moderates and falls to a target level of 2% by early 2025. The housing market experiences modest nominal price decline but the extent of the decline is lower than experienced during prior stresses. Housing market activities remain weak but gains pace gradually as interest rates fall and real income recovers.

Since 31 December 2022, the economic outlook has improved as energy prices fell sharply and the labour market remained resilient. The near-term inflation outlook remains elevated and upside risks remain but they have reduced since last year. Rates increased to levels higher than expected previously and are expected to remain higher for longer. Economic growth is still expected to be muted in the near-term. The base case now assumes muted growth in 2023 as opposed to a mild recession assumed previously. The unemployment rate still rises but the peak is marginally lower and is underpinned by a resilient labour market The peak to trough house price correction remains broadly similar to the previous assumption but the timing of the fall is more spread out.

Downside – Inflation resurges as energy prices rise and core inflation remains persistently high. The economy experiences a recession as consumer confidence weakens due to a fall in real income. Interest rates are raised higher than the base case and remain elevated for longer. High rates are assumed to have a more significant impact on the labour market. Unemployment is higher than the base case scenario while house prices experience declines comparable to previous episodes of stress.

Compared to 31 December 2022, the downside scenario explores risks associated with ongoing price pressures and significantly higher interest rates across the period. This contrasts with last year's scenario, which assumed lower rates than the base case view. Partly as a result, UK economic activity and labour market are slightly weaker. Nominal asset prices, while experiencing declines comparable with past downturns, perform slightly better than previously assumed.

Extreme downside – This scenario assumes a classical recession with loss of consumer confidence leading to a deep economic recession. This results in widespread job losses with the unemployment rate rising above the levels seen during the 2008 financial crisis. Rates are cut sharply in response, leading to some support to the recovery. House prices lose approximately a third of their value.

Compared to 31 December 2022, the extreme downside again captures an extreme set of economic outcomes, with very sharp falls in asset prices and a marked deterioration in the labour market. The key difference is the assumed path for interest rates. Unlike at 31 December 2022, when recessionary risks were explored in the context of a stubbornly high inflation environment, both inflation and interest rates are now assumed to follow a significantly lower trajectory – consistent with recession driven by material weakness in domestic demand.

Credit risk continued

Economic loss drivers (audited)

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below.

Main macroeconomic variables

	31 December 2023					31 December 2022				
	Upside	Base case	Downside	Extreme downside	Weighted average	Upside	Base case	Downside	Extreme downside	Weighted average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	1.8	1.0	0.5	(0.3)	0.9	2.2	1.3	0.8	0.4	1.2
Unemployment	3.5	4.6	5.2	6.8	4.8	3.9	4.5	4.9	6.7	4.8
House price index	3.9	0.3	(0.4)	(5.7)	0.3	5.1	0.8	(0.7)	(4.4)	0.6
Commercial real estate price	3.1	(0.2)	(2.0)	(6.8)	(0.6)	1.2	(1.9)	(2.8)	(9.1)	(2.5)
Consumer price index	1.7	2.6	5.2	1.8	2.8	3.6	4.2	4.4	8.2	4.8
Bank of England base rate	3.8	3.7	5.6	2.9	4.0	2.4	3.1	1.5	4.5	2.8
UK stock price index	4.8	3.3	1.2	(0.4)	2.8	3.0	1.4	(1.1)	(3.7)	0.5
World GDP	3.7	3.2	2.7	1.8	3.0	3.7	3.3	1.7	1.1	2.7
Probability weight	21.2	45.0	20.4	13.4		18.6	45.0	20.8	15.6	

(1) The five-year summary runs from 2023-27 for 31 December 2023 and from 2022-26 for 31 December 2022.
(2) The table shows CAGR for annual GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

Credit risk continued

Economic loss drivers (audited)

Climate transition

During 2023, NatWest Group continued to align its financial planning process with the climate transition planning process. This included adding climate policy and technology related transition assumptions into NatWest Group's base case macroeconomic scenario used for financial planning and assessment of ECL in this IFRS 9 reporting period. This resulted in an increase in ECL of less than £1 million.

As in the initial iteration of the Climate transition plan, included in NatWest Group's 2022 Climate-related Disclosures Report, NatWest Group assesses the effects of climate transition policies within the base case macroeconomic scenario, using the UK Climate Change Committee (CCC) Balanced Net Zero (BNZ) scenario, aligned with the UK CCC sixth carbon budget, as a starting point. In addition, NatWest Group included estimated average policy delay into the climate economic assumptions for IFRS 9 purposes, based on the credibility ratings for sectoral policies provided by the UK CCC 2022 Progress Report to Parliament, to reflect estimated time delays based on credibility ratings as follows:

- **Credible policies** – estimated zero years of delayed adjustment to the BNZ pathway for the associated policy.
- **Policies with some or significant risk** – estimated three and five years of delay respectively for the associated policy.
- **Policies with insufficient plans** – estimated ten years of delay for the associated policy.

The base case macroeconomic scenario now explicitly includes assumptions about the changes in transition policy expressed as an additional implicit carbon price. Implicit carbon price is an additional cost related to greenhouse gas emissions as a result of climate transition policy.

NatWest Group assumes that between now and 2028, the transition policy will change slowly, and the implicit carbon price will increase modestly by £10.5/tCO2e, which is consistent with the UK CCC BNZ scenario. The base case macroeconomic scenario also included assumptions about abatement technology development and specific sectors' transition, for example, the switch from fossil fuels to renewable energy sources. NatWest Group will continue to enhance this analysis, including updates in the UK CCC 2023 Progress Report to Parliament published in June 2023.

While previous NatWest Group IFRS 9 base case scenarios included some climate transition considerations, they were based on all enacted policies and available technologies. The new approach described here applies to explicitly identifying the effect of additional climate transition policy.

NatWest Group and its customers have a dependency on timely and appropriate government policies to provide the necessary impetus for technology development and customer behaviour changes, to enable the UK's successful transition to net zero. Policy delays and risks outlined in the UK CCC 2022 and 2023 Progress Reports, if not adequately addressed in a timely manner, put at risk the UK's net zero transition and in turn that of NatWest Group and its customers.

For this first iteration of climate economic assumptions included within the base case macroeconomic scenario, NatWest Group focused on policy and technology related transition risks. It is assumed that in more extreme scenarios it is likely that climate policy changes would offset adverse/benign economic conditions. NatWest Group's tools, methodologies and assessment of climate risks will continue to evolve to further align financial planning and climate transition planning processes.

Probability weightings of scenarios

NatWest Group's quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 31 December 2023.

The approach involves comparing UK GDP paths for NatWest Group's scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. Probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. The weights were broadly comparable to those used at 31 December 2022 but with slightly less downside skew. This is reasonable as the inflation outturn since then has been encouraging, with continued disinflation and a reduced risk of stagflation. However, the risks still remain elevated and there is considerable uncertainty in the economic outlook, particularly with respect to persistence and the range of outcomes on inflation. Given that backdrop, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 21.2% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 20.4% weighting applied to the downside scenario and a 13.4% weighting applied to the extreme downside scenario.

Credit risk continued

Economic loss drivers

UK gross domestic product (£bn)


2600
2500
2400
2300
2200
2100
2000
2023Q1
2024Q1
2025Q1
2026Q1
2027Q1
2028Q1
Upside
Base case
Downside
Extreme downside

Bank of England base rate (%)

7
6
5
4
3
2
1
0
2023Q1
2024Q1
2025Q1
2026Q1
2027Q1
2028Q1
Upside
Base case
Downside
Extreme downside

UK unemployment rate (%)


9
8
7
6
5
4
3
2
1
0
2023Q1
2024Q1
2025Q1
2026Q1
2027Q1
2028Q1
Upside
Base case
Downside
Extreme downside

Credit risk continued

Economic loss drivers (audited)

Annual figures

	GDP - annual growth				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2023	0.5	0.5	0.5	0.5	0.5
2024	3.6	0.4	(1.1)	(2.7)	0.3
2025	2.3	1.3	0.4	(1.6)	1.0
2026	1.2	1.6	1.2	1.2	1.4
2027	1.2	1.4	1.3	1.2	1.3
2028	1.2	1.4	1.3	1.2	1.3

	Consumer price index - four quarter change				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2023	4.6	4.6	4.6	4.6	4.6
2024	0.9	2.5	8.5	(1.2)	2.9
2025	0.7	2.0	5.3	1.7	2.4
2026	1.1	1.9	3.8	2.0	2.1
2027	1.2	1.9	3.7	2.0	2.2
2028	1.1	1.9	3.6	2.0	2.1

	Unemployment rate - annual average				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2023	4.2	4.2	4.2	4.2	4.2
2024	3.9	4.7	5.2	6.2	4.8
2025	3.2	4.7	5.8	8.4	5.1
2026	3.2	4.6	5.6	8.0	5.0
2027	3.3	4.6	5.5	7.4	4.8
2028	3.3	4.5	5.3	6.7	4.7

	Bank of England base rate - annual average				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2023	4.68	4.68	4.68	4.68	4.68
2024	4.79	4.77	6.10	4.00	4.94
2025	3.46	3.46	6.08	2.06	3.81
2026	3.17	2.85	5.69	2.00	3.38
2027	2.75	2.75	5.31	2.00	3.17
2028	2.50	2.75	5.06	2.25	3.10

	House price index - four quarter change				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2023	(2.9)	(2.9)	(2.9)	(2.9)	(2.9)
2024	7.2	(5.0)	(7.1)	(11.5)	(3.7)
2025	9.4	3.1	(3.1)	(14.2)	1.2
2026	2.8	3.4	5.5	(5.8)	2.7
2027	3.3	3.4	6.1	7.2	4.3
2028	3.5	3.4	4.4	6.6	3.9

	UK stock price index - four quarter change				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2023	3.7	3.7	3.7	3.7	3.7
2024	8.1	3.2	(17.4)	(41.5)	(5.9)
2025	5.1	3.2	8.7	24.9	6.5
2026	3.6	3.2	7.9	16.7	5.5
2027	3.6	3.2	5.6	11.0	4.6
2028	2.9	3.2	5.3	9.9	4.3

	Commercial real estate price - four quarter change				
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2023	(7.2)	(7.2)	(7.2)	(7.2)	(7.2)
2024	12.7	-	(7.3)	(18.4)	(1.2)
2025	3.5	2.7	(2.0)	(20.0)	(0.5)
2026	4.6	2.0	3.8	6.7	3.4
2027	2.9	1.9	3.1	8.5	3.0
2028	1.3	0.8	2.6	8.6	2.0

Credit risk continued

Economic loss drivers (audited)

Worst points

	31 December 2023					31 December 2022				
	Downside %	**Quarter**	**Extreme downside %**	**Quarter**	**Weighted average %**	Downside %	Quarter	Extreme downside %	Quarter	Weighted average %
GDP	**(1.2)**	**Q3 2024**	**(4.5)**	**Q4 2024**	**0.3**	(3.2)	Q4 2023	(4.7)	Q4 2023	(0.8)
Unemployment rate - peak	**5.8**	**Q1 2025**	**8.5**	**Q2 2025**	**5.2**	6.0	Q1 2024	8.5	Q3 2024	5.4
House price index	**(12.5)**	**Q4 2025**	**(31.7)**	**Q2 2026**	**(6.5)**	(15.0)	Q1 2025	(26.2)	Q3 2025	(3.4)
Commercial real estate price	**(16.6)**	**Q1 2025**	**(39.9)**	**Q3 2025**	**(10.2)**	(21.8)	Q4 2023	(46.8)	Q3 2024	(16.4)
Consumer price index - highest four quarter change	**10.3**	**Q1 2023**	**10.3**	**Q1 2023**	**10.3**	15.7	Q1 2023	17.0	Q4 2023	11.7
Bank of England base rate - extreme level	**6.5**	**Q4 2024**	**5.3**	**Q4 2023**	**5.3**	4.0	Q1 2023	6.0	Q1 2024	4.1
UK stock price index	**(14.3)**	**Q4 2024**	**(39.3)**	**Q4 2024**	**(2.4)**	(26.0)	Q4 2023	(48.7)	Q4 2023	(14.1)

(1) Unless specified otherwise, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q4 2022 for 31 December 2023 scenarios and Q4 2021 for 31 December 2022 scenarios.

Use of the scenarios in Personal lending

Personal lending follows a discrete scenario approach. The PD, EAD, LGD and resultant ECL for each discrete scenario is calculated using product specific economic response models. Probability weighted averages across the suite of economic scenarios are then calculated for each of the model outputs, with the weighted PD being used for staging purposes.

Business Banking utilises the Personal lending methodology rather than the Wholesale lending methodology.

Use of the scenarios in Wholesale lending

Wholesale lending follows a continuous scenario approach to calculate ECL. PD and LGD values arising from multiple economic forecasts (based on the concept of credit cycle indices) are simulated around the central projection. The central projection is a weighted average of economic scenarios with the scenarios translated into credit cycle indices using the Wholesale economic response models.

UK economic uncertainty

The high inflation environment alongside high interest rates are presenting significant headwinds for some businesses and consumers, in many cases compounding. These cost pressures remain a feature of the economic environment, though they are expected to moderate over 2024 and 2025 in the base case scenario. NatWest Group has considered where these are most likely to affect the customer base, with the cost of borrowing during 2023 for both businesses and consumers presenting an additional affordability challenge.

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the high inflation environment, low unemployment base case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section.

Model and monitoring enhancements

During 2023, the monitoring framework for the retail model suite was enhanced to enable more granular performance tracking at key segment levels, such as balance transfers versus non-balance transfers for the credit cards models. A new Business Banking PD, EAD and LGD model suite was redeveloped in 2023, ensuring appropriate treatment of government-guaranteed loans.

In addition, the retail economic response models, which are used to bring forward-looking information into the IFRS 9 PD models, were redeveloped to bring in more inflationary drivers. In Wholesale lending, new economic response models were introduced in 2022 and 2023 that follow an improved modelling approach and put higher weight on stock price indices compared to previous models.

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated. These scenarios are used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section) on the basis these would be re-evaluated by management through ECL governance for any new economic scenario outlook and not be subject to an automated calculation. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 31 December 2023. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NatWest Group’s core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

2023	Actual	Base scenario	Moderate upside scenario	Moderate downside scenario	Extreme downside scenario
Stage 1 modelled loans (£m)					
Retail Banking - mortgages	173,982	174,642	175,311	171,320	165,143
Retail Banking - unsecured	8,802	8,838	8,992	8,652	8,334
Wholesale - property	26,933	27,088	27,200	26,645	22,326
Wholesale - non-property	123,228	124,107	124,742	122,243	104,657
	332,945	334,675	336,245	328,860	300,460
Stage 1 modelled ECL (£m)					
Retail Banking - mortgages	86	86	84	84	79
Retail Banking - unsecured	221	222	219	221	211
Wholesale - property	102	80	61	131	184
Wholesale - non-property	276	246	211	331	434
	685	634	575	767	908
Stage 1 coverage					
Retail Banking - mortgages	0.05%	0.05%	0.05%	0.05%	0.05%
Retail Banking - unsecured	2.51%	2.51%	2.44%	2.55%	2.53%
Wholesale - property	0.38%	0.30%	0.22%	0.49%	0.82%
Wholesale - non-property	0.22%	0.20%	0.17%	0.27%	0.41%
	0.21%	0.19%	0.17%	0.23%	0.30%
Stage 2 modelled loans (£m)					
Retail Banking - mortgages	17,825	17,165	16,496	20,487	26,664
Retail Banking - unsecured	3,772	3,736	3,582	3,922	4,240
Wholesale - property	3,306	3,151	3,039	3,594	7,913
Wholesale - non-property	13,512	12,633	11,998	14,497	32,083
	38,415	36,685	35,115	42,500	70,900
Stage 2 modelled ECL (£m)					
Retail Banking - mortgages	60	56	48	70	100
Retail Banking - unsecured	445	435	383	487	554
Wholesale - property	93	80	68	111	273
Wholesale - non-property	364	310	264	432	789
	962	881	763	1,100	1,716
Stage 2 coverage					
Retail Banking - mortgages	0.34%	0.33%	0.29%	0.34%	0.38%
Retail Banking - unsecured	11.80%	11.64%	10.69%	12.42%	13.07%
Wholesale - property	2.81%	2.54%	2.24%	3.09%	3.45%
Wholesale - non-property	2.69%	2.45%	2.20%	2.98%	2.46%
	2.50%	2.40%	2.17%	2.59%	2.42%

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

2023	Actual	Base scenario	Moderate upside scenario	Moderate downside scenario	Extreme downside scenario
Stage 1 and Stage 2 modelled loans (£m)					
Retail Banking - mortgages	191,807	191,807	191,807	191,807	191,807
Retail Banking - unsecured	12,574	12,574	12,574	12,574	12,574
Wholesale - property	30,239	30,239	30,239	30,239	30,239
Wholesale - non-property	136,740	136,740	136,740	136,740	136,740
	371,360	371,360	371,360	371,360	371,360
Stage 1 and Stage 2 modelled ECL (£m)					
Retail Banking - mortgages	146	142	132	154	179
Retail Banking - unsecured	666	657	602	708	765
Wholesale - property	195	160	129	242	457
Wholesale - non-property	640	556	475	763	1,223
	1,647	1,515	1,338	1,867	2,624
Stage 1 and Stage 2 coverage					
Retail Banking - mortgages	0.08%	0.07%	0.07%	0.08%	0.09%
Retail Banking - unsecured	5.30%	5.23%	4.79%	5.63%	6.08%
Wholesale - property	0.64%	0.53%	0.43%	0.80%	1.51%
Wholesale - non-property	0.47%	0.41%	0.35%	0.56%	0.89%
	0.44%	0.41%	0.36%	0.50%	0.71%
Reconciliation to Stage 1 and Stage 2 ECL (£m)					
ECL on modelled exposure	1,647	1,515	1,338	1,867	2,624
ECL on UBIDAC modelled exposures	8	8	8	8	8
ECL on non-modelled exposures	30	30	30	30	30
Total Stage 1 and Stage 2 ECL (£m)	1,685	1,553	1,376	1,905	2,662
Variance to actual total Stage 1 and Stage 2 ECL (£m)		(132)	(309)	220	977
Reconciliation to Stage 1 and Stage 2 flow exposure (£m)					
Modelled loans	371,360	371,360	371,360	371,360	371,360
UBIDAC loans	318	318	318	318	318
Non-modelled loans	19,522	19,522	19,522	19,522	19,522
Other asset classes	153,439	153,439	153,439	153,439	153,439

(1) Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 31 December 2023 and therefore does not include variation in future undrawn exposure values.
(2) Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3) Exposures related to Ulster Bank RoI continuing operations were not included in the simulations, the current Ulster Bank RoI ECL has been included across all scenarios to enable reconciliation to other disclosures.
(4) All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 31 December 2023 The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(5) Refer to the Economic loss drivers section for details of economic scenarios.
(6) Refer to the NatWest Group plc 2022 Annual Report and Accounts for 2022 comparatives.

Credit risk continued

Measurement uncertainty and ECL adequacy (audited)

- If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by around £1 billion (approximately 58%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
- In the Wholesale portfolio, there was a significant increase in ECL under both a moderate and extreme downside scenario. The Wholesale property ECL increase was mainly due to commercial real estate prices which showed negative growth until 2025 and significant deterioration in the stock index. The non-property increase was mainly due to GDP contraction and significant deterioration in the stock index.
- A net improvement in the economic scenarios since 2022 resulted in a reduction in modelled ECL.
- Given that continued uncertainty remained due to high inflation, high interest rates during 2023 and supply chain disruption, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights, supply chain contagion analysis and problem debt trends. This was particularly important for consideration of post model adjustments.
- As the effects of these economic risks evolve into 2024, there is a risk of further credit deterioration. However, the income statement effect of this should have been mitigated by the forward-looking provisions retained on the balance sheet at 31 December 2023.
- There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in unemployment and GDP in the economies in which NatWest Group operates.

Movement in ECL provision [1]

The table below shows the main ECL provision movements during the year.

	ECL provision £m
At 1 January 2023	3,434
Transfers to disposal groups and reclassifications	(80)
Changes in economic forecasts	(125)
Changes in risk metrics and exposure: Stage 1 and Stage 2	95
Changes in risk metrics and exposure: Stage 3	557
Judgmental changes:	
Changes in post model adjustments for Stage 1, Stage 2 and Stage 3	74
Write-offs and other	(310)
At 31 December 2023	3,645
At 1 January 2022	3,806
2022 movements	(372)
At 31 December 2022	3,434

(1) The above table is not within the scope of the independent auditors' report.

- During the year, overall ECL increased reflecting portfolio growth alongside broadly stable portfolio performance. There were Stage 3 default flow increases, particularly in the Personal portfolio, but these were broadly in line with expectations due to growth and normalisation of risk parameters. This was mitigated by a net ECL reduction from 2023 updates to economic scenarios and weightings.
- Judgemental ECL post model adjustments, increased from 31 December 2022, reflecting continued economic uncertainty from inflation being higher for longer, higher interest rates and liquidity concerns, and represented 13% of total ECL (2022 – 12%).
- For the Wholesale portfolio, default levels were lower than historic trends as the effects of higher inflation, supply chain disruption and higher interest rates, had to date, not led to a significant change in defaults.
- Stage 3 balances increased due to default flows, as described above, alongside reduced write-off activity in 2023.

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group's banking activities. Refer to Accounting policy 2.3 and Note 15 to the consolidated financial statements for policies and critical judgments relating to impairment loss determination.

Financial instruments within the scope of the IFRS 9 ECL framework (audited)

Refer to Note 10 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

	31 December 2023			31 December 2022		
	Gross £bn	ECL £bn	Net £bn	Gross £bn	ECL £bn	Net £bn
Balance sheet total gross amortised cost and FVOCI	553.8			554.3		
In scope of IFRS 9 ECL framework	545.3			550.3		
% in scope	98%			99%		
Loans to customers - in scope - amortised cost	385.3	3.6	381.7	370.1	3.3	366.8
Loans to customers - in scope - FVOCI	0.1	-	0.1	0.1	-	0.1
Loans to banks - in scope - amortised cost	6.7	-	6.7	6.9	-	6.9
Total loans - in scope	392.1	3.6	388.5	377.1	3.3	373.8
Stage 1	348.6	0.7	347.9	325.2	0.6	324.6
Stage 2	37.9	0.9	37.0	46.8	0.9	45.9
Stage 3	5.6	2.0	3.6	5.1	1.8	3.3
Other financial assets - in scope - amortised cost	124.9	-	124.9	156.4	-	156.4
Other financial assets - in scope - FVOCI	28.3	-	28.3	16.8	-	16.8
Total other financial assets - in scope	153.2	-	153.2	173.2	-	173.2
Stage 1	152.0	-	152.0	172.4	-	172.4
Stage 2	1.2	-	1.2	0.8	-	0.8
Out of scope of IFRS 9 ECL framework	8.5	na	8.5	4.0	na	4.0
Loans to customers - out of scope - amortised cost	(0.4)	na	(0.4)	(0.4)	na	(0.4)
Loans to banks - out of scope - amortised cost	0.3	na	0.3	0.2	na	0.2
Other financial assets - out of scope - amortised cost	8.3	na	8.3	4.1	na	4.1
Other financial assets - out of scope - FVOCI	0.3	na	0.3	0.1	na	0.1

na = not applicable

The assets outside the scope of IFRS 9 ECL framework were as follows:

- Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £8.6 billion (2022 – £4.3 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
- Equity shares of £0.3 billion (2022 – £0.4 billion) as not within the IFRS 9 ECL framework by definition.
- Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.3) billion (2022 – £(0.6) billion).

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 26 to the consolidated financial statements, reputationally-committed limits were also included in the scope of the IFRS 9 ECL framework. These were offset by £0.1 billion (2022 – £(0.1) billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £132.0 billion (2022 – £137.2 billion) comprised Stage 1 £120.6 billion (2022 – £119.2 billion); Stage 2 £10.7 billion (2022 – £17.3 billion); and Stage 3 £0.7 billion (2022 – £0.7 billion).

The ECL relating to off balance sheet exposures was £0.1 billion (2022 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.6 billion (2022 – £3.4 billion) included ECL for both on and off-balance sheet exposures for non-disposal groups.

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

2023	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Loans - amortised cost and FVOCI (1)					
Stage 1	182,297	17,565	119,047	29,677	348,586
Stage 2	21,208	906	15,771	6	37,891
Stage 3	3,133	258	2,162	10	5,563
Of which: individual	*-*	*186*	*845*	*-*	*1,031*
Of which: collective	*3,133*	*72*	*1,317*	*10*	*4,532*
Subtotal excluding disposal group loans	206,638	18,729	136,980	29,693	392,040
Disposal group loans				67	67
Total				29,760	392,107
ECL provisions (2)					
Stage 1	306	20	356	27	709
Stage 2	502	20	447	7	976
Stage 3	1,097	34	819	10	1,960
Of which: individual	*-*	*34*	*298*	*-*	*332*
Of which: collective	*1,097*	*-*	*521*	*10*	*1,628*
Subtotal excluding ECL provisions on disposal group loans	1,905	74	1,622	44	3,645
ECL provisions on disposal group loans				36	36
Total				80	3,681
ECL provisions coverage (3)					
Stage 1 (%)	0.17	0.11	0.30	0.09	0.20
Stage 2 (%)	2.37	2.21	2.83	nm	2.58
Stage 3 (%)	35.01	13.18	37.88	100.00	35.23
ECL provisions coverage excluding disposal group loans	0.92	0.40	1.18	0.15	0.93
ECL provisions coverage on disposal group loans				53.73	53.73
Total				0.27	0.94
Impairment (releases)/losses					
ECL (release)/charge (4)	465	14	94	5	578
Stage 1	(172)	(9)	(222)	6	(397)
Stage 2	440	15	182	8	645
Stage 3	197	8	134	(9)	330
Of which: individual	*-*	*8*	*80*	*1*	*89*
Of which: collective	*197*	*-*	*54*	*(10)*	*241*
Continuing operations	465	14	94	5	578
Discontinued operations				(6)	(6)
Total				(1)	572
Amounts written-off	188	2	122	7	319
Of which: individual	*-*	*2*	*40*	*-*	*42*
Of which: collective	*188*	*-*	*82*	*7*	*277*

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Loans - amortised cost and FVOCI (1)					
Stage 1	174,727	18,367	108,791	23,339	325,224
Stage 2	21,561	801	24,226	245	46,833
Stage 3	2,565	242	2,166	123	5,096
Of which: individual	*-*	*168*	*905*	*48*	*1,121*
Of which: collective	*2,565*	*74*	*1,261*	*75*	*3,975*
Subtotal excluding disposal group loans	198,853	19,410	135,183	23,707	377,153
Disposal group loans				1,502	1,502
Total				25,209	378,655
ECL provisions (2)					
Stage 1	251	21	342	18	632
Stage 2	450	14	534	45	1,043
Stage 3	917	26	747	69	1,759
Of which: individual	*-*	*26*	*251*	*10*	*287*
Of which: collective	*917*	*-*	*496*	*59*	*1,472*
Subtotal excluding ECL provisions on disposal group loans	1,618	61	1,623	132	3,434
ECL provisions on disposal group loans				53	53
Total				185	3,487
ECL provisions coverage (3)					
Stage 1 (%)	0.14	0.11	0.31	0.08	0.19
Stage 2 (%)	2.09	1.75	2.20	18.37	2.23
Stage 3 (%)	35.75	10.74	34.49	56.10	34.52
ECL provisions coverage excluding disposal group loans	0.81	0.31	1.20	0.56	0.91
ECL provisions coverage on disposal group loans				3.53	3.53
Total				0.73	0.92
Impairment (releases)/losses					
ECL (release)/charge (4)	229	(2)	122	(12)	337
Stage 1	(146)	2	(135)	(11)	(290)
Stage 2	268	(7)	108	24	393
Stage 3	107	3	149	(25)	234
Of which: individual	*-*	*3*	*57*	*(6)*	*54*
Of which: collective	*107*	*-*	*92*	*(19)*	*180*
Continuing operations	229	(2)	122	(12)	337
Discontinued operations				(71)	(71)
Total				(83)	266
Amounts written-off	216	15	224	27	482
Of which: individual	*-*	*15*	*153*	*-*	*168*
Of which: collective	*216*	*-*	*71*	*27*	*314*

(1) Includes loans to customers and banks.
(2) Includes £9 million (2022 – £3 million) related to assets classified as FVOCI and £0.1 billion (2022 – £0.1 billion) related to off-balance sheet exposures.
(3) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.
(4) Includes a £16 million release (2022 – £3 million charge) related to other financial assets, of which £6 million charge (2022 – nil) related to assets classified as FVOCI, and includes a £9 million release (2022 – £5 million release) related to contingent liabilities.
(5) The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to the Financial instruments within the scope of the IFRS 9 ECL framework section for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £103.1 billion (2022 – £143.3 billion) and debt securities of £50.1 billion (2022 – £29.9 billion).

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

The table below shows Ulster Bank RoI disposal groups for Personal and Wholesale, by stage, for gross loans, off-balance sheet exposures and ECL. The tables in the rest of the Credit risk section are shown on a continuing basis and therefore exclude these exposures.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions			
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	**2**	**4**	**2**	**8**	**-**	**-**	**-**	**1**	**1**	**2**
Wholesale	**6**	**15**	**38**	**59**	**1**	**2**	**3**	**7**	**24**	**34**
Total	**8**	**19**	**40**	**67**	**1**	**2**	**3**	**8**	**25**	**36**
2022										
Personal	-	-	-	-	-	-	-	-	-	-
Wholesale	1,269	193	40	1,502	413	19	17	19	17	53
Total	1,269	193	40	1,502	413	19	17	19	17	53

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)						
		Stage 2 (1)							Stage 2 (1)					
	Stage 1	Not past due	1-30 DPD	>30 DPD	Total	Stage 3	Total	Stage 1	Not past due	1-30 DPD	>30 DPD	Total	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	182,297	20,128	738	342	21,208	3,133	206,638	306	453	15	34	502	1,097	1,905
Private Banking	17,565	772	77	57	906	258	18,729	20	18	1	1	20	34	74
Personal	14,296	158	73	24	255	209	14,760	3	2	-	-	2	20	25
Wholesale	3,269	614	4	33	651	49	3,969	17	16	1	1	18	14	49
Commercial & Institutional	119,047	14,689	657	425	15,771	2,162	136,980	356	415	21	11	447	819	1,622
Personal	2,268	15	21	7	43	52	2,363	2	-	-	-	-	16	18
Wholesale	116,779	14,674	636	418	15,728	2,110	134,617	354	415	21	11	447	803	1,604
Central items & other	29,677	5	-	1	6	10	29,693	27	6	-	1	7	10	44
Personal	4	2	-	1	3	6	13	5	1	-	1	2	9	16
Wholesale	29,673	3	-	-	3	4	29,680	22	5	-	-	5	1	28
Total loans	348,586	35,594	1,472	825	37,891	5,563	392,040	709	892	37	47	976	1,960	3,645
Of which:														
Personal	198,865	20,303	832	374	21,509	3,400	223,774	316	456	15	35	506	1,142	1,964
Wholesale	149,721	15,291	640	451	16,382	2,163	168,266	393	436	22	12	470	818	1,681
2022														
Retail Banking	174,727	20,653	605	303	21,561	2,565	198,853	251	406	14	30	450	917	1,618
Private Banking	18,367	730	39	32	801	242	19,410	21	14	-	-	14	26	61
Personal	15,182	122	35	16	173	207	15,562	5	1	-	-	1	17	23
Wholesale	3,185	608	4	16	628	35	3,848	16	13	-	-	13	9	38
Commercial & Institutional	108,791	22,520	956	750	24,226	2,166	135,183	342	491	26	17	534	747	1,623
Personal	2,475	17	17	7	41	46	2,562	3	1	-	-	1	12	16
Wholesale	106,316	22,503	939	743	24,185	2,120	132,621	339	490	26	17	533	735	1,607
Central items & other	23,339	234	4	7	245	123	23,707	18	42	1	2	45	69	132
Personal	54	70	3	6	79	13	146	1	11	1	2	14	11	26
Wholesale	23,285	164	1	1	166	110	23,561	17	31	-	-	31	58	106
Total loans	325,224	44,137	1,604	1,092	46,833	5,096	377,153	632	953	41	49	1,043	1,759	3,434
Of which:														
Personal	192,438	20,862	660	332	21,854	2,831	217,123	260	419	15	32	466	957	1,683
Wholesale	132,786	23,275	944	760	24,979	2,265	160,030	372	534	26	17	577	802	1,751

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage							ECL	
		Stage 2 (1,2)						Total (release)	Amounts
	Stage 1	Not past due	1-30 DPD	>30 DPD	Total	Stage 3	Total	/charge	written-off
2023	%	%	%	%	%	%	%	£m	£m
Retail Banking	**0.17**	**2.25**	**2.03**	**9.94**	**2.37**	**35.01**	**0.92**	**465**	**188**
Private Banking	**0.11**	**2.33**	**1.30**	**1.75**	**2.21**	**13.18**	**0.40**	**14**	**2**
Personal	***0.02***	***1.27***	***-***	***-***	***0.78***	***9.57***	***0.17***	***(3)***	***2***
Wholesale	***0.52***	***2.61***	***25.00***	***3.03***	***2.76***	***28.57***	***1.23***	***17***	***-***
Commercial & Institutional	**0.30**	**2.83**	**3.20**	**2.59**	**2.83**	**37.88**	**1.18**	**94**	**122**
Personal	***0.09***	***-***	***-***	***-***	***-***	***30.77***	***0.76***	***5***	***1***
Wholesale	***0.30***	***2.83***	***3.30***	***2.63***	***2.84***	***38.06***	***1.19***	***89***	***121***
Central items & other	**0.09**	**nm**	**-**	***nm***	**nm**	***nm***	**0.15**	**5**	**7**
Personal	***nm***	***nm***	***-***	***nm***	***nm***	***nm***	***nm***	***15***	***2***
Wholesale	***0.07***	***nm***	***-***	***-***	***nm***	***25.00***	***0.09***	***(10)***	***5***
Total loans	**0.20**	**2.51**	**2.51**	**5.70**	**2.58**	**35.23**	**0.93**	**578**	**319**
Of which:									
Personal	***0.16***	***2.25***	***1.80***	***9.36***	***2.35***	***33.59***	***0.88***	***482***	***193***
Wholesale	***0.26***	***2.85***	***3.44***	***2.66***	***2.87***	***37.82***	***1.00***	***96***	***126***
2022									
Retail Banking	0.14	1.97	2.31	9.90	2.09	35.75	0.81	229	216
Private Banking	0.11	1.92	-	-	1.75	10.74	0.31	(2)	15
Personal	*0.03*	*0.82*	-	-	*0.58*	*8.21*	*0.15*	*(3)*	*2*
Wholesale	*0.50*	*2.14*	-	-	*2.07*	*25.71*	*0.99*	*1*	*13*
Commercial & Institutional	0.31	2.18	2.72	2.27	2.20	34.49	1.20	122	224
Personal	*0.12*	*5.88*	-	-	*2.44*	*26.09*	*0.62*	*4*	*2*
Wholesale	*0.32*	*2.18*	*2.77*	*2.29*	*2.20*	*34.67*	*1.21*	*118*	*222*
Central items & other	0.08	17.95	25.00	28.57	18.37	56.10	0.56	(12)	27
Personal	*1.85*	*15.71*	*33.33*	*33.33*	*17.72*	*84.62*	*17.81*	*11*	*1*
Wholesale	*0.07*	*18.90*	-	-	*18.67*	*52.73*	*0.45*	*(23)*	*26*
Total loans	0.19	2.16	2.56	4.49	2.23	34.52	0.91	337	482
Of which:									
Personal	*0.14*	*2.01*	*2.27*	*9.64*	*2.13*	*33.80*	*0.78*	*241*	*221*
Wholesale	*0.28*	*2.29*	*2.75*	*2.24*	*2.31*	*35.41*	*1.09*	*96*	*261*

(1) 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR.
(2) Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

- **Retail Banking** – Balance sheet growth continued during H2 2023, although at a reduced pace compared to H1 2023, reflecting the wider UK mortgage market trends. Unsecured balances growth in H2 2023, primarily in credit cards, was a continuation of the strong customer demand seen in the first half of the year. Lending criteria and affordability assumptions continue to be reviewed to ensure new business is assessed appropriately in the higher interest rate and inflationary environment. While portfolio performance continued to remain stable, total ECL coverage increased. The rise in coverage was reflective of increased Stage 3 ECL on unsecured portfolios, mainly due to reduced write-off activity, however, Stage 3 inflows were higher this year, in line with growth and normalisation of risk parameters. The modest increase in good book coverage during the year reflected a slight increase in early arrears levels and a rise in the unsecured mix of the portfolio. Furthermore, post model adjustments to capture increased affordability pressures on customers due to high inflation and interest rates have increased during the year, ensuring ECL reflects the continued uncertainty despite modelled ECL reductions due to improved forward-looking economic updates since the end of 2022.
- **Commercial & Institutional** – Growth in exposure in Commercial & Institutional was driven by increased exposure to financial institutions, partially offset by reductions in other sectors including retail. There were also continued repayments of COVID-19 government lending schemes, and strategic reductions in certain sectors. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are vulnerable to inflationary and supply chain pressures or deemed to represent a heightened risk. Stage 2 ECL reduced due to positive portfolio performance and improvements in the latest economic scenarios. Coverage decreased due to portfolio growth with ECL broadly flat, but coverage on Stage 1 and Stage 2 was significantly above pre-COVID-19 levels, reflecting continued economic uncertainty.
- **Other** – Balance sheet growth in 2023 compared to 2022 was mainly due to an increase in central items held in the course of treasury related management activities.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Wholesale					
	Mortgages (1)	Credit cards	Other personal	Total	Property	Other wholesale	FI	Sovereign	Total	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- UK	208,275	5,893	9,592	223,760	30,703	65,033	39,906	2,016	137,658	361,418
- RoI	-	11	3	14	9	888	279	-	1,176	1,190
- Other Europe	-	-	-	-	375	5,096	7,865	399	13,735	13,735
- RoW	-	-	-	-	120	6,322	9,037	218	15,697	15,697
Loans by stage	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- Stage 1	188,140	3,742	6,983	198,865	27,316	63,690	56,105	2,610	149,721	348,586
- Stage 2	17,854	2,022	1,633	21,509	3,270	12,145	966	1	16,382	37,891
- Stage 3	2,281	140	979	3,400	621	1,504	16	22	2,163	5,563
- Of which: individual	122	-	20	142	240	625	2	22	889	1,031
- Of which: collective	2,159	140	959	3,258	381	879	14	-	1,274	4,532
Loans - past due analysis (2)	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- Not past due	205,405	5,743	8,578	219,726	30,264	74,052	56,735	2,633	163,684	383,410
- Past due 1-30 days	1,178	41	71	1,290	491	2,222	332	-	3,045	4,335
- Past due 31-90 days	518	38	112	668	179	437	12	-	628	1,296
- Past due 91-180 days	445	32	103	580	42	71	2	-	115	695
- Past due >180 days	729	50	731	1,510	231	557	6	-	794	2,304
Loans - Stage 2	17,854	2,022	1,633	21,509	3,270	12,145	966	1	16,382	37,891
- Not past due	16,803	1,971	1,529	20,303	3,071	11,287	932	1	15,291	35,594
- Past due 1-30 days	765	27	40	832	100	516	24	-	640	1,472
- Past due 31-90 days	286	24	64	374	99	342	10	-	451	825
Weighted average life (3)										
- ECL measurement (years)	9	3	6	6	6	6	2	-	6	6
Weighted average 12 months PDs (3)										
- IFRS 9 (%)	0.50	3.45	5.29	0.75	1.45	1.59	0.19	0.37	1.07	0.89
- Basel (%)	0.67	3.37	3.15	0.84	0.94	1.25	0.17	0.37	0.81	0.83
ECL provisions by geography	420	376	1,168	1,964	398	1,201	66	16	1,681	3,645
- UK	420	365	1,163	1,948	384	999	38	13	1,434	3,382
- RoI	-	11	5	16	-	6	1	-	7	23
- Other Europe	-	-	-	-	7	146	12	-	165	165
- RoW	-	-	-	-	7	50	15	3	75	75

For the notes to this table refer to page 211.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Personal				Wholesale					
	Mortgages (1)	Credit cards	Other personal	Total	Property	Other wholesale	FI	Sovereign	Total	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	420	376	1,168	1,964	398	1,201	66	16	1,681	3,645
- Stage 1	88	76	152	316	102	234	44	13	393	709
- Stage 2	61	207	238	506	98	356	15	1	470	976
- Stage 3	271	93	778	1,142	198	611	7	2	818	1,960
- Of which: individual	12	-	14	26	60	242	2	2	306	332
- Of which: collective	259	93	764	1,116	138	369	5	-	512	1,628
ECL provisions coverage (%)	0.20	6.37	12.17	0.88	1.28	1.55	0.12	0.61	1.00	0.93
- Stage 1 (%)	0.05	2.03	2.18	0.16	0.37	0.37	0.08	0.50	0.26	0.20
- Stage 2 (%)	0.34	10.24	14.57	2.35	3.00	2.93	1.55	100.00	2.87	2.58
- Stage 3 (%)	11.88	66.43	79.47	33.59	31.88	40.63	43.75	9.09	37.82	35.23
ECL (release)/charge	35	193	254	482	34	58	6	(2)	96	578
- UK	35	184	249	468	42	61	(4)	(2)	97	565
- RoI	-	9	5	14	(2)	(8)	1	-	(9)	5
- Other Europe	-	-	-	-	(6)	55	11	-	60	60
- RoW	-	-	-	-	-	(50)	(2)	-	(52)	(52)
Amounts written-off	32	70	91	193	39	86	1	-	126	319
Loans by residual maturity	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- <1 year	3,375	3,398	3,169	9,942	5,696	25,312	43,497	489	74,994	84,936
- 1-5 year	9,508	2,506	5,431	17,445	17,216	32,573	11,616	1,872	63,277	80,722
- > 5 < 15 year	46,453	-	993	47,446	5,701	14,167	1,939	199	22,006	69,452
- > 15 year	148,939	-	2	148,941	2,594	5,287	35	73	7,989	156,930
Other financial assets by asset quality (4)	-	-	-	-	1	2,689	26,816	123,683	153,189	153,189
- AQ1-AQ4	-	-	-	-	1	2,689	26,084	123,683	152,457	152,457
- AQ5-AQ8	-	-	-	-	-	-	732	-	732	732
Off-balance sheet	9,843	17,284	8,462	35,589	14,205	59,716	22,221	227	96,369	131,958
- Loan commitments	9,843	17,284	8,417	35,544	13,861	57,081	20,765	227	91,934	127,478
- Financial guarantees	-	-	45	45	344	2,635	1,456	-	4,435	4,480
Off-balance sheet by asset quality (4)	9,843	17,284	8,462	35,589	14,205	59,716	22,221	227	96,369	131,958
- AQ1-AQ4	9,099	448	7,271	16,818	10,916	36,380	20,644	165	68,105	84,923
- AQ5-AQ8	721	16,518	1,162	18,401	3,266	23,030	1,574	45	27,915	46,316
- AQ9	7	6	4	17	3	12	-	-	15	32
- AQ10	16	312	25	353	20	294	3	17	334	687

For the notes to this table refer to page 211.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Personal				Wholesale					
	Mortgages (1)	Credit cards	Other personal	Total	Property	Other wholesale	FI	Sovereign	Total	Total
2022 (5)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	202,957	4,460	9,706	217,123	31,036	78,060	48,138	2,796	160,030	377,153
- UK	*202,957*	*4,420*	*9,602*	*216,979*	*29,935*	*65,867*	*32,480*	*2,253*	*130,535*	*347,514*
- RoI	*-*	*40*	*104*	*144*	*34*	*1,102*	*74*	*-*	*1,210*	*1,354*
- Other Europe	*-*	*-*	*-*	*-*	*607*	*4,815*	*6,967*	*346*	*12,735*	*12,735*
- RoW	*-*	*-*	*-*	*-*	*460*	*6,276*	*8,617*	*197*	*15,550*	*15,550*
Loans by stage	202,957	4,460	9,706	217,123	31,036	78,060	48,138	2,796	160,030	377,153
- Stage 1	*182,245*	*3,275*	*6,918*	*192,438*	*26,300*	*56,955*	*46,738*	*2,793*	*132,786*	*325,224*
- Stage 2	*18,787*	*1,076*	*1,991*	*21,854*	*4,035*	*19,590*	*1,353*	*1*	*24,979*	*46,833*
- Stage 3	*1,925*	*109*	*797*	*2,831*	*701*	*1,515*	*47*	*2*	*2,265*	*5,096*
- Of which: individual	*172*	*-*	*13*	*185*	*309*	*592*	*33*	*2*	*936*	*1,121*
- Of which: collective	*1,753*	*109*	*784*	*2,646*	*392*	*923*	*14*	*-*	*1,329*	*3,975*
Loans - past due analysis (2)	202,957	4,460	9,706	217,123	31,036	78,060	48,138	2,796	160,030	377,153
- Not past due	*200,634*	*4,335*	*8,825*	*213,794*	*29,986*	*74,251*	*47,824*	*2,796*	*154,857*	*368,651*
- Past due 1-30 days	*916*	*33*	*86*	*1,035*	*462*	*2,637*	*278*	*-*	*3,377*	*4,412*
- Past due 31-90 days	*510*	*29*	*104*	*643*	*297*	*563*	*5*	*-*	*865*	*1,508*
- Past due 91-180 days	*380*	*24*	*79*	*483*	*48*	*35*	*24*	*-*	*107*	*590*
- Past due >180 days	*517*	*39*	*612*	*1,168*	*243*	*574*	*7*	*-*	*824*	*1,992*
Loans - Stage 2	18,787	1,076	1,991	21,854	4,035	19,590	1,353	1	24,979	46,833
- Not past due	*17,951*	*1,039*	*1,872*	*20,862*	*3,595*	*18,335*	*1,344*	*1*	*23,275*	*44,137*
- Past due 1-30 days	*588*	*19*	*53*	*660*	*180*	*759*	*5*	*-*	*944*	*1,604*
- Past due 31-90 days	*248*	*18*	*66*	*332*	*260*	*496*	*4*	*-*	*760*	*1,092*
Weighted average life (3)										
- ECL measurement (years)	8	2	6	5	4	6	3	-	5	5
Weighted average 12 months PDs (3)										
- IFRS 9 (%)	0.50	2.62	4.78	0.71	1.84	2.05	0.23	0.24	1.41	1.01
- Basel (%)	0.65	2.97	3.11	0.79	1.01	1.40	0.16	0.24	0.92	0.85
ECL provisions by geography	376	257	1,050	1,683	420	1,251	63	17	1,751	3,434
- UK	*376*	*254*	*1,027*	*1,657*	*386*	*1,004*	*42*	*13*	*1,445*	*3,102*
- RoI	*-*	*3*	*23*	*26*	*13*	*66*	*1*	*-*	*80*	*106*
- Other Europe	*-*	*-*	*-*	*-*	*13*	*76*	*7*	*-*	*96*	*96*
- RoW	*-*	*-*	*-*	*-*	*8*	*105*	*13*	*4*	*130*	*130*

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Personal				Wholesale					
	Mortgages (1)	Credit cards	Other personal	Total	Property	Other wholesale	FI	Sovereign	Total	Total
2022 (5)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	376	257	1,050	1,683	420	1,251	63	17	1,751	3,434
- Stage 1	81	62	117	260	99	226	32	15	372	632
- Stage 2	62	122	282	466	98	465	14	-	577	1,043
- Stage 3	233	73	651	957	223	560	17	2	802	1,759
- Of which: individual	18	-	10	28	79	165	13	2	259	287
- Of which: collective	215	73	641	929	144	395	4	-	543	1,472
ECL provisions coverage (%)	0.19	5.76	10.82	0.78	1.35	1.60	0.13	0.61	1.09	0.91
- Stage 1 (%)	0.04	1.89	1.69	0.14	0.38	0.40	0.07	0.54	0.28	0.19
- Stage 2 (%)	0.33	11.34	14.16	2.13	2.43	2.37	1.03	-	2.31	2.23
- Stage 3 (%)	12.10	66.97	81.68	33.80	31.81	36.96	36.17	100.00	35.41	34.52
ECL (release)/charge	(74)	56	259	241	108	(27)	19	(4)	96	337
- UK	(74)	57	247	230	103	(51)	14	(4)	62	292
- RoI	-	(1)	12	11	1	(26)	(2)	-	(27)	(16)
- Other Europe	-	-	-	-	1	04	1	(1)	5	5
- RoW	-	-	-	-	3	46	6	1	56	56
Amounts written-off	31	67	123	221	34	187	40	-	261	482
Loans by residual maturity	202,957	4,460	9,706	217,123	31,036	78,060	48,138	2,796	160,030	377,153
- <1 year	3,347	2,655	3,368	9,370	6,118	26,971	36,192	906	70,187	79,557
- 1-5 year	10,968	1,805	5,387	18,160	16,768	33,071	10,380	1,630	61,849	80,009
- > 5 < 15 year	46,500	-	950	47,450	5,259	13,392	1,379	184	20,214	67,664
- > 15 year	142,142	-	1	142,143	2,891	4,626	187	76	7,780	149,923
Other financial assets by asset quality (4)	-	-	-	-	49	581	14,704	157,860	173,194	173,194
- AQ1-AQ4	-	-	-	-	-	567	14,156	157,860	172,583	172,583
- AQ5-AQ8	-	-	-	-	49	14	548	-	611	611
Off-balance sheet	18,782	15,848	8,547	43,177	14,308	59,718	19,555	268	93,849	137,026
- Loan commitments	18,782	15,848	8,496	43,126	13,895	56,500	18,223	268	88,886	132,012
- Financial guarantees	-	-	51	51	413	3,218	1,332	-	4,963	5,014
Off-balance sheet by asset quality (4)	18,782	15,848	8,547	43,177	14,308	59,718	19,555	268	93,849	137,026
- AQ1-AQ4	17,676	436	7,353	25,465	11,573	37,265	17,899	205	66,942	92,407
- AQ5-AQ8	1,089	15,048	1,170	17,307	2,706	22,094	1,655	62	26,517	43,824
- AQ9	2	74	4	80	4	25	-	-	29	109
- AQ10	15	290	20	325	25	334	1	1	361	686

(1) Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, reflecting the country of lending origination and includes crown dependencies.
(2) 30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR.
(3) Not within the scope of the Independent auditors' report.
(4) AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

£0.3 billion (2022 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

(5) Previously published sectors for the Wholesale portfolio have been re-presented to reflect updated internal sector reporting.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

The table below shows ECL by stage, for the Personal portfolio and selected sectors of the Wholesale portfolio including those that contain an element of exposure classified as heightened climate-related risk.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions			
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,865	21,509	3,400	223,774	35,544	45	316	506	1,142	1,964
Mortgages	188,140	17,854	2,281	208,275	9,843	-	88	61	271	420
Credit cards	3,742	2,022	140	5,904	17,284	-	76	207	93	376
Other personal	6,983	1,633	979	9,595	8,417	45	152	238	778	1,168
Wholesale	149,721	16,382	2,163	168,266	91,934	4,435	393	470	818	1,681
Property	27,316	3,270	621	31,207	13,861	344	102	98	198	398
Financial institutions (1)	56,105	966	16	57,087	20,765	1,456	44	15	7	66
Sovereigns	2,610	1	22	2,633	227	-	13	1	2	16
Other wholesale	63,690	12,145	1,504	77,339	57,081	2,635	234	356	611	1,201
Of which:										
Agriculture	*3,851*	*1,011*	*90*	*4,952*	*950*	*21*	*19*	*35*	*34*	*88*
Airlines and aerospace	*1,525*	*454*	*3*	*1,982*	*1,788*	*178*	*4*	*7*	*2*	*13*
Automotive	*7,223*	*1,008*	*76*	*8,307*	*3,844*	*103*	*18*	*18*	*26*	*62*
Building materials	*1,204*	*282*	*72*	*1,558*	*1,475*	*72*	*6*	*9*	*8*	*23*
Chemicals	*354*	*62*	*4*	*420*	*785*	*13*	*1*	*9*	*1*	*11*
Industrials	*2,269*	*543*	*70*	*2,882*	*2,896*	*148*	*10*	*18*	*23*	*51*
Land transport & logistics	*4,231*	*578*	*61*	*4,870*	*3,025*	*184*	*11*	*14*	*18*	*43*
Leisure	*4,394*	*2,245*	*288*	*6,927*	*1,887*	*145*	*31*	*74*	*91*	*196*
Mining & metals	*241*	*32*	*4*	*277*	*545*	*7*	*-*	*-*	*4*	*4*
Oil and gas	*915*	*125*	*27*	*1,067*	*1,959*	*237*	*3*	*2*	*29*	*34*
Power utilities	*5,604*	*418*	*40*	*6,062*	*8,257*	*554*	*13*	*13*	*24*	*50*
Retail	*5,846*	*1,318*	*224*	*7,388*	*4,717*	*429*	*23*	*35*	*118*	*176*
Shipping	*207*	*35*	*3*	*245*	*71*	*31*	*-*	*1*	*2*	*3*
Water & waste	*3,536*	*173*	*13*	*3,722*	*1,904*	*84*	*4*	*5*	*4*	*13*
Total	348,586	37,891	5,563	392,040	127,478	4,480	709	976	1,960	3,645

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited)

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions			
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2022 (2)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	192,438	21,854	2,831	217,123	43,126	51	260	466	957	1,683
Mortgages	182,245	18,787	1,925	202,957	18,782	-	81	62	233	376
Credit cards	3,275	1,076	109	4,460	15,848	-	62	122	73	257
Other personal	6,918	1,991	797	9,706	8,496	51	117	282	651	1,050
Wholesale	132,786	24,979	2,265	160,030	88,886	4,963	372	577	802	1,751
Property	26,300	4,035	701	31,036	13,895	413	99	98	223	420
Financial institutions (1)	46,738	1,353	47	48,138	18,223	1,332	32	14	17	63
Sovereigns	2,793	1	2	2,796	269	-	15	-	2	17
Other wholesale	56,955	19,590	1,515	78,060	56,499	3,218	226	465	560	1,251
Of which:										
Agriculture	*3,646*	*1,034*	*93*	*4,773*	*968*	*24*	*21*	*31*	*43*	*95*
Airlines and aerospace	*483*	*1,232*	*19*	*1,734*	*1,715*	*174*	*2*	*40*	*8*	*50*
Automotive	*5,776*	*1,498*	*30*	*7,304*	*4,009*	*99*	*18*	*18*	*11*	*47*
Building materials	*1,244*	*284*	*15*	*1,543*	*1,407*	*78*	*7*	*7*	*7*	*21*
Chemicals	*384*	*117*	*1*	*502*	*650*	*12*	*1*	*2*	*1*	*4*
Industrials	*2,148*	*1,037*	*82*	*3,267*	*3,135*	*195*	*10*	*16*	*24*	*50*
Land transport & logistics	*3,863*	*1,304*	*72*	*5,239*	*3,373*	*190*	*13*	*34*	*18*	*65*
Leisure	*3,416*	*3,787*	*260*	*7,463*	*1,907*	*102*	*27*	*147*	*115*	*289*
Mining & metals	*173*	*230*	*5*	*408*	*545*	*5*	*-*	*1*	*5*	*6*
Oil and gas	*953*	*159*	*60*	*1,172*	*2,157*	*248*	*3*	*3*	*31*	*37*
Power utilities	*4,228*	*406*	*6*	*4,640*	*6,960*	*1,182*	*9*	*11*	*1*	*21*
Retail	*6,497*	*1,746*	*150*	*8,393*	*4,682*	*416*	*21*	*29*	*68*	*118*
Shipping	*161*	*151*	*14*	*326*	*110*	*22*	*-*	*7*	*6*	*13*
Water & waste	*3,026*	*335*	*7*	*3,368*	*2,143*	*101*	*4*	*4*	*4*	*12*
Total	325,224	46,833	5,096	377,153	132,012	5,014	632	1,043	1,759	3,434

(1) Financial institutions include transactions, such as securitisations, where the underlying assets may be in other sectors.
(2) Previously published sectors for the Wholesale portfolio have been re-presented to reflect updated internal sector reporting.

Credit risk – Banking activities continued

Wholesale forbearance (audited)

The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed in the Personal portfolio section. The table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

2023	Property £m	Financial institution £m	Sovereign £m	Other £m	Total £m
Forbearance (flow)	**916**	**56**	**22**	**2,568**	**3,562**
Forbearance (stock)	**1,071**	**70**	**22**	**3,752**	**4,915**
Heightened Monitoring and Risk of Credit Loss	**1,089**	**276**	**-**	**4,119**	**5,484**
2022					
Forbearance (flow)	723	105	-	2,598	3,426
Forbearance (stock)	900	107	-	4,742	5,749
Heightened Monitoring and Risk of Credit Loss	920	112	-	3,501	4,533

Sector analysis – portfolio summary (audited)

- **Loans by geography and sector** – In line with NatWest Group's strategic focus, exposures continued to be mainly in the UK. Exposure to the Republic of Ireland reduced during 2023 as part of the phased withdrawal of Ulster Bank RoI.
- **Loans by stage** – There was an increase in Stage 1 exposure due to mortgage growth in Personal and lending to financial institutions in Wholesale. An overall improvement in forward-looking economics during 2023 drove a reduction in IFRS 9 PDs, meaning a reduction in the proportion of most portfolio segments triggering PD deterioration rules, resulting in a net migration of exposures from Stage 2 into Stage 1 during 2023.
- **Loans – Past due analysis** – In Personal, the value of arrears increased during 2023 as expected with portfolio growth in recent years and adjustments to lending criteria following COVID-19.
- **Weighted average 12 months PDs** – IFRS 9 PDs remained broadly stable overall, with some increases in Personal portfolios, most notably in credit cards which had a PD modelling update. In Wholesale, some reductions were observed in PDs in corporate and property portfolios, linked to the economic scenario updates during the year.
- **ECL provisions by stage** – Portfolio growth was the key driver behind an increase in Stage 1 provisions. Stage 2 provisions reduced during 2023, reflecting broadly stable credit performance of the portfolios and the effect of improved 2023 forward-looking scenario updates. As outlined previously, Stage 3 provisions have yet to be materially affected by the customer affordability risks linked to the current economic uncertainty prevalent in the UK. However, there has been an increase in Stage 3 ECL linked to a modest rise in default levels and reduced write-off activity.

Credit risk – Banking activities continued

Wholesale support schemes (1)

The table below shows the sector split for the Bounce Back Loans Scheme (BBLS) as well as associated debt split by stage. Associated debt refers to non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount								ECL on associated debt		
	BBL				Associated debt						
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale											
Property	661	150	27	838	687	202	82	971	7	13	33
Financial institutions	16	3	1	20	7	2	-	9	-	-	-
Other	2,210	495	231	2,936	2,080	849	163	3,092	24	53	93
Total	2,887	648	259	3,794	2,774	1,053	245	4,072	31	66	126

	Gross carrying amount								ECL on associated debt		
	BBL				Associated debt						
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale											
Property	966	186	48	1,200	874	205	60	1,139	10	14	26
Financial institutions	24	4	-	28	9	2	-	11	-	-	1
Other	3,233	641	342	4,216	2,338	884	117	3,339	26	57	70
Total	4,223	831	390	5,444	3,221	1,091	177	4,489	36	71	97

(1) Not within the scope of the independent auditors' report.

Sector analysis – portfolio summary (audited)

- **ECL provisions coverage –** Overall provisions coverage remained broadly consistent with 31 December 2022. This was mainly a result of continued stable portfolio performance and MES economics-driven modelled ECL releases contrasted with increased economic uncertainty, captured through ECL post model adjustments.
- **ECL charge –** The impairment charge for 2023 of £578 million primarily reflected the underlying Stage 3 charges and portfolio growth.
- **Loans by residual maturity –** The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other exposures were concentrated in less than five years. In Wholesale, more than 80% of exposures mature in less than five years.
- **Other financial assets by asset quality** – Consisting almost entirely of cash and balances at central banks and debt securities held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
- **Off-balance sheet exposures by asset quality** – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value decreased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio. In Wholesale, off-balance sheet exposures increased due to a rise in securitisations lending within financial institutions, with asset quality in line with existing off-balance sheet exposures.
- **Wholesale forbearance –** Increased levels of forbearance were observed in Q4 2023. The retail, leisure, commercial real estate and power and utilities sectors represented the largest share of completed forbearance. Labour shortages/increased cost of labour, rising energy prices, supply chain issues and higher interest rates continue to weigh on these sectors. Payment holidays and covenant waivers were the most common forms of forbearance granted.
- **Heightened Monitoring and Risk of Credit Loss –** Risk of Credit Loss framework exposures and inflows increased in 2023 compared to 2022. Heightened inflows were seen in the mobility and logistics, renewables and utilities, and technology, media and telecoms sector clusters, offset by decreases in consumer industries. Heightened inflows were seen in the automotive, media, power utilities and leveraged funds sectors, partially offset by leisure, airlines and aerospace and land transport and logistics. Retail SME customers do not form part of the Wholesale Risk of Credit Loss framework. Customers in financial difficulty within this group are managed by specialist problem debt management teams. The balances in arrears and recoveries remained flat in 2023, with inflows continuing to be driven by Bounce Back Loan Scheme (BBLS) exposures. Excluding BBLS balances, the debt value for this population that are in problem debt/recoveries also remained stable.

Credit risk – Banking activities continued

Credit risk enhancement and mitigation (audited)

The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM).

	Gross		Maximum credit risk		CREM by type			CREM coverage		Exposure post CREM	
	exposure	ECL	Total	Stage 3	Financial (1)	Property	Other (2)	Total	Stage 3	Total	Stage 3
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets											
Cash and balances at central banks	**103.1**	**-**	**103.1**	**-**	**-**	**-**	**-**	**-**	**-**	**103.1**	**-**
Loans - amortised cost (3)	**392.0**	**3.5**	**388.5**	**3.5**	**37.4**	**248.2**	**21.8**	**307.4**	**3.1**	**81.1**	**0.4**
Personal (4)	***223.7***	***1.9***	***221.8***	***2.2***	***0.9***	***207.5***	***-***	***208.4***	***2.0***	***13.4***	***0.2***
Wholesale (5)	***168.3***	***1.6***	***166.7***	***1.3***	***36.5***	***40.7***	***21.8***	***99.0***	***1.1***	***67.7***	***0.2***
Debt securities	**50.1**	**-**	**50.1**	**-**	**-**	**-**	**-**	**-**	**-**	**50.1**	**-**
Total financial assets	**545.2**	**3.5**	**541.7**	**3.5**	**37.4**	**248.2**	**21.8**	**307.4**	**3.1**	**234.3**	**0.4**
Contingent liabilities and commitments											
Personal (6,7)	**35.6**	**-**	**35.6**	**0.3**	**1.0**	**4.0**	**-**	**5.0**	**-**	**30.6**	**0.3**
Wholesale	**96.4**	**0.1**	**96.3**	**0.4**	**2.6**	**7.1**	**4.1**	**13.8**	**0.1**	**82.5**	**0.3**
Total off-balance sheet	**132.0**	**0.1**	**131.9**	**0.7**	**3.6**	**11.1**	**4.1**	**18.8**	**0.1**	**113.1**	**0.6**
Total exposure	**677.2**	**3.6**	**673.6**	**4.2**	**41.0**	**259.3**	**25.9**	**326.2**	**3.2**	**347.4**	**1.0**
2022											
Financial assets											
Cash and balances at central banks	143.2	-	143.2	-	-	-	-	-	-	143.2	-
Loans - amortised cost (3)	377.2	3.3	373.9	3.4	31.8	243.1	21.7	296.6	3.0	77.3	0.4
Personal (4)	*217.2*	*1.7*	*215.5*	*1.9*	*0.9*	*202.1*	*-*	*203.0*	*1.7*	*12.5*	*0.2*
Wholesale (5)	*160.0*	*1.6*	*158.4*	*1.5*	*30.9*	*41.0*	*21.7*	*93.6*	*1.3*	*64.8*	*0.2*
Debt securities	29.9	-	29.9	-	-	-	-	-	-	29.9	-
Total financial assets	550.3	3.3	547.0	3.4	31.8	243.1	21.7	296.6	3.0	250.4	0.4
Contingent liabilities and commitments											
Personal (6,7)	43.2	-	43.2	0.3	0.7	4.4	-	5.1	-	38.1	0.3
Wholesale	93.9	0.1	93.8	0.4	3.1	7.4	4.0	14.5	0.1	79.3	0.3
Total off-balance sheet	137.0	0.1	136.9	0.7	3.8	11.8	4.0	19.6	0.1	117.3	0.6
Total exposure	687.3	3.4	683.9	4.1	35.6	254.9	25.7	316.2	3.1	367.7	1.0

(1) Includes cash and securities collateral.
(2) Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty.
(3) NatWest Group holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan.
(4) Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through ongoing engagement with customers.
(5) Stage 3 exposures post credit risk enhancement and mitigation in Wholesale mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value.
(6) £0.3 billion (2022 – £0.3 billion) Personal Stage 3 balances primarily relate to loan commitments, the draw down of which is effectively prohibited.
(7) The Personal gross exposure value includes £5.9 billion (2022 – £14.0 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower's property.

Credit risk – Banking activities continued

Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	2023				
Personal lending	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Mortgages	**192,915**	**13,222**	**2,200**	**-**	**208,337**
Of which:					
Owner occupied	**174,167**	**11,629**	**1,464**	**-**	**187,260**
Buy-to-let	**18,748**	**1,593**	**736**	**-**	**21,077**
Interest only	**25,805**	**11,631**	**461**	**-**	**37,897**
Mixed (1)	**10,068**	**25**	**10**	**-**	**10,103**
ECL provisions (2)	**397**	**12**	**6**	**-**	**415**
Other personal lending (3)	**13,758**	**1,395**	**222**	**13**	**15,388**
ECL provisions (2)	**1,508**	**12**	**2**	**16**	**1,538**
Total personal lending	**206,673**	**14,617**	**2,422**	**13**	**223,725**
Mortgage LTV ratios					
- Owner occupied	**55%**	**59%**	**56%**	**-**	**55%**
- Stage 1	***55%***	***59%***	***54%***	**-**	***55%***
- Stage 2	***54%***	***63%***	***54%***	**-**	***54%***
- Stage 3	***48%***	***61%***	***72%***	**-**	***49%***
- Buy-to-let	**52%**	**59%**	**52%**	**-**	**53%**
- Stage 1	***52%***	***60%***	***52%***	**-**	***53%***
- Stage 2	***50%***	***57%***	***49%***	**-**	***50%***
- Stage 3	***50%***	***53%***	***58%***	**-**	***51%***
Gross new mortgage lending	**29,664**	**1,400**	**180**	**-**	**31,244**
Of which:					
Owner occupied	**27,718**	**1,267**	**136**	**-**	**29,121**
- LTV > 90%	**1,173**	**-**	**-**	**-**	**1,173**
Weighted average LTV (4)	**70%**	**63%**	**69%**	**-**	**70%**
Buy-to-let	**1,946**	**133**	**44**	**-**	**2,123**
Weighted average LTV (4)	**58%**	**65%**	**52%**	**-**	**58%**
Interest only	**2,680**	**1,224**	**23**	**-**	**3,927**
Mixed (1)	**1,568**	**2**	**-**	**-**	**1,570**
Mortgage forbearance					
Forbearance flow (5)	**569**	**22**	**9**	**-**	**600**
Forbearance stock	**1,416**	**28**	**15**	**-**	**1,459**
Current	***950***	***10***	***6***	**-**	***966***
1-3 months in arrears	***116***	***2***	***2***	**-**	***120***
>3 months in arrears	***350***	***16***	***7***	**-**	***373***

For the notes to this table refer to the following page.

Credit risk – Banking activities continued

Personal portfolio (audited)

	2022				
Personal lending	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Mortgages	186,891	13,709	2,357	-	202,957
Of which:					
Owner occupied	168,790	12,096	1,541	-	182,427
Buy-to-let	18,101	1,613	816	-	20,530
Interest only	21,469	11,877	519	-	33,865
Mixed (1)	9,768	1	16	-	9,785
ECL provisions (2)	355	9	6	-	370
Other personal lending (3)	11,935	1,853	267	143	14,198
ECL provisions (2)	1,257	15	3	26	1,301
Total personal lending	198,826	15,562	2,624	143	217,155
Mortgage LTV ratios					
- Owner occupied	52%	59%	56%	-	53%
- Stage 1	*52%*	*59%*	*56%*	-	*53%*
- Stage 2	*52%*	*61%*	*60%*	-	*52%*
- Stage 3	*45%*	*59%*	*74%*	-	*47%*
- Buy-to-let	50%	59%	53%	-	51%
- Stage 1	*51%*	*59%*	*53%*	-	*52%*
- Stage 2	*49%*	*53%*	*48%*	-	*49%*
- Stage 3	*47%*	*55%*	*57%*	-	*50%*
Gross new mortgage lending	41,227	2,968	327	-	44,522
Of which:					
Owner occupied	36,305	2,701	221	-	39,227
- LTV > 90%	1,265	-	-	-	1,265
Weighted average LTV (4)	69%	65%	65%	-	69%
Buy-to-let	4,922	267	106	-	5,295
Weighted average LTV (4)	64%	66%	60%	-	64%
Interest only	5,323	2,664	62	-	8,049
Mixed (1)	2,309	-	2	-	2,311
Mortgage forbearance					
Forbearance flow (5)	182	7	4	-	193
Forbearance stock	1,015	16	8	-	1,039
Current	*649*	*8*	*6*	-	*663*
1-3 months in arrears	*133*	-	*2*	-	*135*
>3 months in arrears	*233*	*8*	-	-	*241*

(1) Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2) Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3) Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4) New mortgage lending LTV reflects the LTV at the time of lending.
(5) Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

For the key points to this table refer to the following page.

Credit risk – Banking activities continued

Personal portfolio (audited)

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio. Mortgage lending not within the scope of governance and post model adjustments reflected portfolios carried at fair value.

	Mortgages				ECL provisions				ECL provisions coverage			
Retail Banking	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	**68,092**	**7,447**	**1,145**	**76,684**	**27**	**18**	**134**	**179**	**0.0**	**0.2**	**11.7**	**0.2**
>50% and ≤70%	**65,777**	**7,011**	**767**	**73,555**	**35**	**26**	**85**	**146**	**0.1**	**0.4**	**11.1**	**0.2**
>70% and ≤80%	**22,537**	**1,633**	**113**	**24,283**	**13**	**7**	**15**	**35**	**0.1**	**0.4**	**13.3**	**0.1**
>80% and ≤90%	**13,583**	**1,143**	**47**	**14,773**	**9**	**6**	**7**	**22**	**0.1**	**0.5**	**14.9**	**0.1**
>90% and ≤100%	**3,008**	**370**	**14**	**3,392**	**2**	**3**	**3**	**8**	**0.1**	**0.8**	**21.4**	**0.2**
>100%	**22**	**6**	**11**	**39**	**-**	**-**	**5**	**5**	**-**	**-**	**45.5**	**12.8**
Total with LTVs	**173,019**	**17,610**	**2,097**	**192,726**	**86**	**60**	**249**	**395**	**0.1**	**0.3**	**11.9**	**0.2**
Other	**186**	**1**	**2**	**189**	**1**	**-**	**1**	**2**	**0.5**	**-**	**50.0**	**1.1**
Total	**173,205**	**17,611**	**2,099**	**192,915**	**87**	**60**	**250**	**397**	**0.1**	**0.3**	**11.9**	**0.2**
2022												
≤50%	71,321	8,257	1,036	80,614	26	20	121	167	-	0.2	11.7	0.2
>50% and ≤70%	68,178	7,792	616	76,586	32	30	71	133	-	0.4	11.5	0.2
>70% and ≤80%	17,602	1,602	62	19,266	7	6	11	24	-	0.4	17.7	0.1
>80% and ≤90%	7,918	944	17	8,879	6	5	5	16	0.1	0.5	29.4	0.2
>90% and ≤100%	1,409	18	6	1,433	3	-	2	5	0.2	-	33.3	0.3
>100%	35	7	10	52	2	-	4	6	5.7	-	40.0	11.5
Total with LTVs	166,463	18,620	1,747	186,830	76	61	214	351	-	0.3	12.3	0.2
Other	59	1	1	61	3	-	1	4	5.1	-	100.0	6.6
Total	166,522	18,621	1,748	186,891	79	61	215	355	-	0.3	12.3	0.2

- Growth in the mortgage portfolio decreased in the second half of 2023, consistent with trends in the wider UK mortgage market.
- Mortgage portfolio LTV increased, partly due to the higher relative proportion of new business from recent years' strong lending performance, as well as easing of house prices reflected in the Office for National Statistics house price indices.
- The proportion of overall interest only mortgage balances increased in 2023 driven by the implementation of the Mortgage Charter. Interest only new lending reduced during the year consistent with the reduction in buy-to-let new lending.
- Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, considering inflationary pressure and interest rate rises, to maintain credit quality in line with appetite and to ensure customers are assessed fairly.
- Support for customers was proactively promoted during the year. The flow and stock of forbearance increased during the year. The reported forbearance values included customers who used Mortgage Charter support if indicators of financial stress were already present before Mortgage Charter support was taken. The number of customers requesting support outside of Mortgage Charter (primarily forbearance) increased gradually during the year, but remained within expectations.
- Other personal lending balances increased during the year mainly as a result of credit card new business. Lending criteria were carefully managed and the credit quality (based on new business PD) of the new business written improved, compared to 2022.
- As noted previously, ECL increased. For further details on the movements in ECL provisions at product level, refer to the Flow statements section.

Credit risk – Banking activities continued

Personal portfolio (audited)

Retail Banking mortgage LTV distribution by region

The table below shows gross mortgage lending by LTV band for Retail Banking, by geographical region.

										Flood risk (1)
						Weighted				Lending at high/
	≤50%	50%≤80%	80%≤100%	>100%	Total	average LTV	Other	Total	Total	very high risk (2)
2023	£m	£m	£m	£m	£m	%	£m	£m	%	%
South East	**14,645**	**18,510**	**3,107**	**1**	**36,263**	**54**	**2**	**36,265**	**19**	**5.0**
Greater London	**14,689**	**18,044**	**2,366**	**1**	**35,100**	**53**	**3**	**35,103**	**18**	**6.1**
Scotland	**5,051**	**5,938**	**1,445**	**1**	**12,435**	**54**	**2**	**12,437**	**6**	**4.2**
North West	**7,314**	**8,629**	**1,881**	**2**	**17,826**	**54**	**2**	**17,828**	**9**	**4.9**
South West	**7,308**	**8,296**	**1,379**	**1**	**16,984**	**53**	**1**	**16,985**	**9**	**3.7**
West Midlands	**5,391**	**7,072**	**1,404**	**1**	**13,868**	**55**	**1**	**13,869**	**7**	**2.5**
East of England	**8,576**	**11,810**	**2,208**	**-**	**22,594**	**55**	**2**	**22,596**	**12**	**4.5**
Rest of the UK	**13,711**	**19,540**	**4,374**	**32**	**37,657**	**56**	**175**	**37,832**	**20**	**4.5**
Total	**76,685**	**97,839**	**18,164**	**39**	**192,727**	**54**	**188**	**192,915**	**100**	**4.7**
2022										
South East	15,856	17,670	1,396	1	34,923	51	3	34,926	19	4.1
Greater London	15,200	17,550	1,336	1	34,087	51	3	34,090	18	2.3
Scotland	5,024	6,174	1,163	1	12,362	54	1	12,363	7	3.2
North West	7,670	8,672	1,236	2	17,580	52	2	17,582	9	2.2
South West	7,874	7,922	627	-	16,423	50	1	16,424	9	3.0
West Midlands	5,477	7,014	862	1	13,354	53	1	13,355	7	1.2
East of England	9,241	11,492	987	2	21,722	52	2	21,724	12	2.1
Rest of the UK	14,312	19,408	2,712	43	36,475	54	48	36,523	19	3.2
Total	80,654	95,902	10,319	51	186,926	52	61	186,987	100	2.8

(1) Not within the scope of the independent auditors' report.
(2) Flood risk is modelled by calculating an estimated loss for each flood source different types of flooding (Fluvial, pluvial, tidal), annualised for each source and combined for a total flood score. Flood defences are considered where available. Flood scores are allocated per property based on the potential annualised loss (£) to a property dependent on the type, frequency and depth of flooding modelled across different return periods. The scoring ranges from 0 to 100, with 0 being lowest and 100 being the highest risk. A score of 61 and above is considered to be high risk and properties with a score of 81 and above considered to be very high risk after flood mitigants are taken into account.

Credit risk – Banking activities continued

Personal portfolio (audited)

Retail Banking fixed rate mortgages by roll-off date (1)

The table below shows gross fixed rate mortgage lending for Retail Banking, by roll-off date.

	2023				2022			
Retail Banking mortgages - gross exposure	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Fixed rate roll-off								
< 1 year	**30,867**	**3,670**	**295**	**34,832**	37,391	4,644	276	42,311
>1 year < 2 years	**39,013**	**3,513**	**290**	**42,816**	32,266	4,063	240	36,569
> 2 years	**87,402**	**7,461**	**590**	**95,453**	84,116	7,103	438	91,657
Total	**157,282**	**14,644**	**1,175**	**173,101**	153,773	15,810	954	170,537

Retail Banking mortgages by Energy Performance Certificate (EPC) rating (1)

The table below represents the energy efficiency of Retail Banking residential mortgages.

	31 December 2023			31 December 2022		
EPC rating	Owner occupied £bn	Buy-to-let £bn	Total £bn	Owner occupied £bn	Buy-to-let £bn	Total £bn
A	**547**	**13**	**560**	424	12	436
B	**21,566**	**1,458**	**23,024**	19,874	1,342	21,216
C	**29,764**	**5,712**	**35,476**	28,049	5,228	33,277
D	**46,924**	**6,056**	**52,980**	47,497	6,033	53,530
E	**16,027**	**1,557**	**17,584**	17,153	1,687	18,840
F	**3,360**	**62**	**3,422**	3,691	86	3,777
G	**736**	**16**	**752**	789	21	810
Unclassified	**55,243**	**3,874**	**59,117**	51,313	3,692	55,005
Total	**174,167**	**18,748**	**192,915**	168,790	18,101	186,891

(1) Not within the scope of the independent auditors' report.
(2) As at 31 December 2023, £140.8 billion, 67.6%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (2022 – £138.8 billion, 68.3%). Of which, 44.1% were rated as EPC A to C (2022 – 41.6%).

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage (audited)

The table below shows CRE current exposure and related ECL by LTV band.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,173	664	61	7,898	38	15	9	62	0.5	2.3	14.8	0.8
>50% and ≤70%	3,165	619	94	3,878	22	21	18	61	0.7	3.4	19.1	1.6
>70% and ≤100%	319	112	84	515	3	6	21	30	0.9	5.4	25.0	5.8
>100%	241	6	26	273	1	1	16	18	0.4	16.7	61.5	6.6
Total with LTVs	10,898	1,401	265	12,564	64	43	64	171	0.6	3.1	24.2	1.4
Total portfolio average LTV	47%	51%	72%	48%								
Other (1)	2,189	390	45	2,624	10	7	19	36	0.5	1.8	42.2	1.4
Investment	13,087	1,791	310	15,188	74	50	83	207	0.6	2.8	26.8	1.4
Development (2)	1,717	147	49	1,913	12	5	25	42	0.7	3.4	51.0	2.2
Total	14,804	1,938	359	17,101	86	55	108	249	0.6	2.8	30.1	1.5
2022												
≤50%	7,010	658	57	7,725	36	12	16	64	0.5	1.8	28.1	0.8
>50% and ≤70%	3,515	798	43	4,356	23	18	12	53	0.7	2.3	27.9	1.2
>70% and ≤100%	259	82	156	497	1	3	42	46	0.4	3.7	26.9	9.1
>100%	102	10	23	135	1	1	14	16	1.0	10.0	60.9	11.8
Total with LTVs	10,886	1,548	279	12,713	61	34	84	179	0.6	2.2	30.1	1.4
Total portfolio average LTV	45%	52%	75%	47%								
Other (1)	1,800	627	55	2,482	9	15	27	51	0.5	2.4	49.1	2.0
Investment	12,686	2,175	334	15,195	70	49	111	230	0.6	2.3	33.2	1.5
Development (2)	1,553	332	57	1,942	13	8	28	49	0.8	2.4	49.1	2.5
Total	14,239	2,507	391	17,137	83	57	139	279	0.6	2.3	35.6	1.6

(1) Relates mainly to business banking and unsecured corporate lending.
(2) Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

- **Overall** – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
- **2023 trends** – In H2 2023, conditions were impacted by the uncertain interest rate outlook. Investment volumes were at historic lows for much of 2023, and values continued to drift downwards in some sectors. There were some early signs of improving sentiment following a sharp reduction in medium-term interest rates, but valuations remain somewhat uncertain, particularly in the office sector.
- **Credit quality** – The CRE portfolio has coped well to date with the fall in capital values and increase in rates, with no significant increase to loans coming into the Risk of Credit Loss Framework.
- **Risk appetite** – Lending appetite is subject to regular review.

Credit risk – Banking activities continued

Flow statements (audited)

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

- Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
- Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
- Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
- Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
- Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
- There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
- The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
- All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	507,539	632	48,482	1,043	5,231	1,759	561,252	3,434
Currency translation and other adjustments	(2,462)	3	(232)	6	128	145	(2,566)	154
Transfers from Stage 1 to Stage 2	(49,502)	(318)	49,502	318	-	-	-	-
Transfers from Stage 2 to Stage 1	47,264	762	(47,264)	(762)	-	-	-	-
Transfers to Stage 3	(336)	(6)	(3,221)	(293)	3,557	299	-	-
Transfers from Stage 3	311	32	631	61	(942)	(93)	-	-
Net re-measurement of ECL on stage transfer		(544)		810		241		507
Changes in risk parameters		(52)		17		306		271
Other changes in net exposure	1,530	205	(7,516)	(188)	(1,946)	(193)	(7,932)	(176)
Other (P&L only items)		(6)		6		(24)		(24)
Income statement (releases)/charges		(397)		645		330		578
Transfers to disposal groups and fair value	1	(5)	(86)	(34)	(90)	(41)	(175)	(80)
Amounts written-off	-	-	(2)	(2)	(317)	(317)	(319)	(319)
Unwinding of discount	-	-		-		(146)		(146)
At 31 December 2023	504,345	709	40,294	976	5,621	1,960	550,260	3,645
Net carrying amount	503,636		39,318		3,661		546,615	
At 1 January 2022	546,178	302	35,557	1,478	5,238	2,026	586,973	3,806
2022 movements	(38,639)	330	12,925	(435)	(7)	(267)	(25,721)	(372)
At 31 December 2022	507,539	632	48,482	1,043	5,231	1,759	561,252	3,434
Net carrying amount	506,907		47,439		3,472		557,818	

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	165,264	79	18,831	61	1,762	215	185,857	355
Currency translation and other adjustments	-	(1)	-	1	78	77	78	77
Transfers from Stage 1 to Stage 2	(18,779)	(19)	18,779	19	-	-	-	-
Transfers from Stage 2 to Stage 1	16,742	37	(16,742)	(37)	-	-	-	-
Transfers to Stage 3	(61)	-	(1,028)	(7)	1,089	7	-	-
Transfers from Stage 3	40	1	294	7	(334)	(8)	-	-
Net re-measurement of ECL on stage transfer		(21)		27		6		12
Changes in risk parameters		24		(5)		72		91
Other changes in net exposure	10,832	(13)	(2,307)	(6)	(497)	(43)	8,028	(62)
Other (P&L only items)		-		-		(9)		(9)
Income statement (releases)/charges		(10)		16		26		32
Amounts written-off	-	-	-	-	(30)	(30)	(30)	(30)
Unwinding of discount		-		-		(46)		(46)
At 31 December 2023	174,038	87	17,827	60	2,068	250	193,933	397
Net carrying amount	173,951		17,767		1,818		193,536	
At 1 January 2022	159,966	24	10,748	155	1,267	250	171,981	429
2022 movements	5,298	55	8,083	(94)	495	(35)	13,876	(74)
At 31 December 2022	165,264	79	18,831	61	1,762	215	185,857	355
Net carrying amount	165,185		18,770		1,547		185,502	

- ECL levels for mortgages increased during 2023, reflecting continued strong growth. While portfolio performance remained stable, increased economic uncertainty is captured through ECL post model adjustments (reflected in changes in risk parameters).
- There were net flows into Stage 2 from Stage 1 with an upward trend in early arrears coupled with the collective migration into Stage 2 of higher risk customers utilising new Mortgage Charter treatments (approximately £0.9 billion exposure). PDs remained broadly stable due to the impact of improved economics since 2022 and balance paydown within Stage 2 resulted in a lower Stage 2 balance in 2023.
- The increase in the cost of living post model adjustment during 2023 proportionately allocated more ECL to Stage 1 given the forward-looking nature of the affordability threat. Refer to the Governance and post model adjustments section for more information.
- The Stage 3 inflows remained broadly stable, albeit with signs of an upward drift in default rates, reflecting slightly poorer arrears performance on mortgages recently rolled off onto higher product rates. Furthermore, the increase in Stage 3 ECL overall reflected recent house price index deterioration.
- The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the Governance and post model adjustments section for further details.
- Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	3,062	61	1,098	120	113	71	4,273	252
Currency translation and other adjustments	-	-	-	-	4	4	4	4
Transfers from Stage 1 to Stage 2	(1,933)	(42)	1,933	42	-	-	-	-
Transfers from Stage 2 to Stage 1	753	52	(753)	(52)	-	-	-	-
Transfers to Stage 3	(21)	(1)	(122)	(45)	143	46	-	-
Transfers from Stage 3	2	1	7	3	(9)	(4)	-	-
Net re-measurement of ECL on stage transfer		(31)		162		41		172
Changes in risk parameters		18		25		8		51
Other changes in net exposure	1,612	12	(117)	(51)	(36)	(1)	1,459	(40)
Other (P&L only items)		-		-		1		1
Income statement (releases)/charges		(1)		136		49		184
Amounts written-off	-	-	-	-	(69)	(69)	(69)	(69)
Unwinding of discount		-		-		(7)		(7)
At 31 December 2023	3,475	70	2,046	204	146	89	5,667	363
Net carrying amount	3,405		1,842		57		5,304	
At 1 January 2022	2,740	58	947	141	91	60	3,778	259
2022 movements	322	3	151	(21)	22	11	495	(7)
At 31 December 2022	3,062	61	1,098	120	113	71	4,273	252
Net carrying amount	3,001		978		42		4,021	

- The overall increase in ECL was mainly due to the increase in Stage 2 ECL.
- While portfolio performance remained stable, a net flow into Stage 2 from Stage 1 was observed as PDs increased with observed unemployment and PD modelling updates capturing more economic downside.
- Credit card balances continued to grow since the 2022 year end, in line with industry trends in the UK, reflecting strong customer demand, while sustaining robust risk appetite.
- Stage 3 inflows remained relatively stable during the year, although there was a modest upward trend in default levels, in line with growth and normalisation of risk parameters.
- Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	4,784	111	2,028	269	779	631	7,591	1,011
Currency translation and other adjustments	-	-	-	-	26	26	26	26
Transfers from Stage 1 to Stage 2	(2,775)	(118)	2,775	118	-	-	-	-
Transfers from Stage 2 to Stage 1	2,284	317	(2,284)	(317)	-	-	-	-
Transfers to Stage 3	(61)	(3)	(326)	(128)	387	131	-	-
Transfers from Stage 3	7	3	23	9	(30)	(12)	-	-
Net re-measurement of ECL on stage transfer		(224)		329		53	-	158
Changes in risk parameters		(41)		14		82		55
Other changes in net exposure	1,001	104	(558)	(55)	(111)	(33)	332	16
Other (P&L only items)		-		-		20		20
Income statement (releases)/charges		(161)		288		122		249
Amounts written-off	-	-	(1)	(1)	(88)	(88)	(89)	(89)
Unwinding of discount		-		-		(32)		(32)
At 31 December 2023	5,240	149	1,657	238	963	758	7,860	1,145
Net carrying amount	5,091		1,419		205		6,715	
At 1 January 2022	4,548	52	1,967	294	629	540	7,144	886
2022 movements	236	59	61	(25)	150	91	447	125
At 31 December 2022	4,784	111	2,028	269	779	631	7,591	1,011
Net carrying amount	4,673		1,759		148		6,580	

- Total ECL increased, mainly in Stage 3. While default levels were broadly stable, they were higher than in 2022. This increase was in line with growth and normalisation of risk parameters. Furthermore, write-off levels were lower during 2023, which sustained a higher Stage 3 ECL position at 31 December 2023.
- A slight rise in early arrears levels since 2022 and modest PD increases during the year resulted in a net migration from Stage 1 into Stage 2. However, good book ECL and coverage levels were largely consistent with 2022, with the improved economic outlook since 2022 mitigating further IFRS 9 PD increases and balance paydown within Stage 2.
- Unsecured retail balances grew steadily until Q3 2023 but, in line with industry trends in the UK, stabilised in the last quarter of the year.
- Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	**160,352**	**342**	**24,711**	**534**	**2,198**	**747**	**187,261**	**1,623**
Currency translation and other adjustments	**(1,702)**	**1**	**(226)**	**(1)**	**26**	**46**	**(1,902)**	**46**
Inter-group transfers	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Transfers from Stage 1 to Stage 2	**(23,886)**	**(129)**	**23,886**	**129**	**-**	**-**	**-**	**-**
Transfers from Stage 2 to Stage 1	**25,353**	**334**	**(25,353)**	**(334)**	**-**	**-**	**-**	**-**
Transfers to Stage 3	**(109)**	**(2)**	**(1,523)**	**(90)**	**1,632**	**92**	**-**	**-**
Transfers from Stage 3	**180**	**27**	**266**	**34**	**(446)**	**(61)**	**-**	**-**
Net re-measurement of ECL on stage transfer		**(253)**		**276**		**129**		**152**
Changes in risk parameters		**(62)**		**(42)**		**136**		**32**
Other changes in net exposure	**16,114**	**98**	**(4,731)**	**(58)**	**(1,128)**	**(95)**	**10,255**	**(55)**
Other (P&L only items)		**(5)**		**6**		**(36)**		**(35)**
Income statement (releases)/charges		**(222)**		**182**		**134**		**94**
Amounts written-off	**-**	**-**	**(1)**	**(1)**	**(121)**	**(121)**	**(122)**	**(122)**
Unwinding of discount		**-**		**-**		**(54)**		**(54)**
At 31 December 2022	**176,302**	**356**	**17,029**	**447**	**2,161**	**819**	**195,492**	**1,622**
Net carrying amount	**175,946**		**16,582**		**1,342**		**193,870**	
At 1 January 2022	152,224	129	19,731	785	2,155	750	174,110	1,664
2022 movements	8,128	213	4,980	(251)	43	(3)	13,151	(41)
At 31 December 2022	160,352	342	24,711	534	2,198	747	187,261	1,623
Net carrying amount	160,010		24,177		1,451		185,638	

- Growth in exposures was mainly driven by financial institutions sectors.
- ECL remained broadly stable during 2023 reflecting stable portfolio performance.
- Reductions in modelled ECL from improving economic variables and risk metrics were partially offset by increases in post model adjustments to capture continued economic uncertainty.
- Stage 3 ECL increased mainly due to charges on a few individual customers.
- Overall impairment charges were low as the effects of inflation, high interest rates and supply chain disruption have, to date, not led to a significant increase in defaults.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	53,595	218	19,235	431	1,434	504	74,264	1,153
Currency translation and other adjustments	(419)	2	(180)	-	25	41	(574)	43
Inter-group transfers	88	1	(66)	-	(30)	(2)	(8)	(1)
Transfers from Stage 1 to Stage 2	(17,161)	(96)	17,161	96	-	-	-	-
Transfers from Stage 2 to Stage 1	18,525	246	(18,525)	(246)	-	-	-	-
Transfers to Stage 3	(91)	(2)	(1,098)	(69)	1,189	71	-	-
Transfers from Stage 3	124	21	204	26	(328)	(47)	-	-
Net re-measurement of ECL on stage transfer		(189)		202		103		116
Changes in risk parameters		(36)		(44)		126		46
Other changes in net exposure	6,741	61	(4,455)	(51)	(758)	(75)	1,528	(65)
Other (P&L only items)		(5)		5		(37)		(37)
Income statement (releases)/charges		(169)		112		117		60
Amounts written-off	-	-	(1)	(1)	(78)	(78)	(79)	(79)
Unwinding of discount		-		-		(41)		(41)
At 31 December 2023	61,402	226	12,275	344	1,454	602	75,131	1,172
Net carrying amount	61,176		11,931		852		73,959	

- There was modest exposure growth, with increased new lending largely offset by repayments.
- ECL remained broadly flat but reductions in Stage 2 ECL from repayments were offset by an increase in Stage 3 from a few individual customers.
- Overall impairment charges were low as the effects of inflation, high interest rates and supply chain disruption have, to date, not led to a significant increase in defaults. The 2023 charge was largely driven by charges on a few individual customers.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	24,878	92	3,986	89	628	214	29,492	395
Currency translation and other adjustments	(6)	(1)	(8)	-	1	(2)	(13)	(3)
Inter-group transfers	(38)	-	(8)	-	7	1	(39)	1
Transfers from Stage 1 to Stage 2	(5,010)	(30)	5,010	30	-	-	-	-
Transfers from Stage 2 to Stage 1	4,498	77	(4,498)	(77)	-	-	-	-
Transfers to Stage 3	(14)	(1)	(401)	(20)	415	21	-	-
Transfers from Stage 3	43	4	56	7	(99)	(11)	-	-
Net re-measurement of ECL on stage transfer		(54)		64		24		34
Changes in risk parameters		(24)		2		8		(14)
Other changes in net exposure	1,689	31	(982)	(6)	(313)	(16)	394	9
Other (P&L only items)		-		-		-		-
Income statement (releases)/charges		(47)		60		16		29
Amounts written-off	-	-	-	-	(33)	(33)	(33)	(33)
Unwinding of discount		-		-		(11)		(11)
At 31 December 2023	26,040	94	3,155	89	606	195	29,801	378
Net carrying amount	25,946		3,066		411		29,423	

- The property portfolio remained stable throughout 2023 with minor movements on exposure and ECL.
- Overall, there was a small reduction on ECL as write-offs exceeded impairment charges.
- Impairment charges were lower than historic trends, as the effects of inflation, high interest rates and supply chain disruption have, to date, not led to a significant increase in defaults.

Credit risk – Banking activities continued

Flow statements (audited)

	Stage 1		Stage 2		Stage 3		Total	
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	81,879	32	1,490	14	136	29	83,505	75
Currency translation and other adjustments	(1,278)	(1)	(38)	-	-	5	(1,316)	4
Inter-group transfers	(49)	-	74	-	22	-	47	-
Transfers from Stage 1 to Stage 2	(1,716)	(3)	1,716	3	-	-	-	-
Transfers from Stage 2 to Stage 1	2,330	12	(2,330)	(12)	-	-	-	-
Transfers to Stage 3	(4)	-	(24)	(1)	28	1	-	-
Transfers from Stage 3	15	2	6	-	(21)	(2)	-	-
Net re-measurement of ECL on stage transfer		(11)		11		3		3
Changes in risk parameters		(2)		1		-		(1)
Other changes in net exposure	7,683	7	705	(2)	(56)	(4)	8,332	1
Other (P&L only items)		-		-		2		2
Income statement (releases)/charges		(6)		10		1		5
Amounts written-off	-	-	-	-	(8)	(8)	(8)	(8)
Unwinding of discount		-		-		(2)		(2)
At 31 December 2023	88,860	36	1,599	14	101	22	90,560	72
Net carrying amount	88,824		1,585		79		90,488	

- Growth in exposure was observed due to increased lending in the securitisation sector.
- The growth was within high quality assets, so ECL was broadly flat with write-offs exceeding impairment charges.
- Overall impairment charges were low as the effects of inflation, high interest rates and supply chain disruption have, to date, not led to a significant increase in defaults.

Credit risk – Banking activities continued

Stage 2 decomposition arrears status and contributing factors

The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios.

	UK mortgages		Credit cards		Other		Total	
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
2023	£m	£m	£m	£m	£m	£m	£m	£m
Personal								
Currently >30 DPD	**291**	**1**	**14**	**7**	**51**	**19**	**356**	**27**
Currently <=30 DPD	**17,563**	**60**	**2,008**	**200**	**1,582**	**219**	**21,153**	**479**
- PD deterioration	***12,807***	***48***	***1,455***	***160***	***831***	***126***	***15,093***	***334***
- PD persistence	***2,317***	***6***	***481***	***32***	***373***	***33***	***3,171***	***71***
- Other driver (adverse credit, forbearance etc)	***2,439***	***6***	***72***	***8***	***378***	***60***	***2,889***	***74***
Total Stage 2	***17,854***	***61***	**2,022**	**207**	**1,633**	**238**	**21,509**	**506**
2022								
Personal								
Currently >30 DPD	205	1	10	5	52	18	267	24
Currently <=30 DPD	18,582	61	1,066	117	1,939	264	21,587	442
- PD deterioration	*16,342*	*56*	*805*	*97*	*1,093*	*150*	*18,240*	*303*
- PD persistence	*867*	*2*	*200*	*13*	*185*	*16*	*1,252*	*31*
- Other driver (adverse credit, forbearance etc)	*1,373*	*3*	*61*	*7*	*661*	*98*	*2,095*	*108*
Total Stage 2	18,787	62	1,076	122	1,991	282	21,854	466

- The levels of PD driven deterioration decreased in 2023, mainly in the mortgage portfolio. The economic scenario updates during 2023 resulted in a reduction in lifetime PDs for the mortgage and personal loan portfolios. This drove a segment of lower risk cases out of PD SICR deterioration (and captured in PD persistence in the case of Q4 MES update).
- The PD modelling update during H1 2023 on the credit card portfolio resulted in more downside risk captured through modelled ECL and this, alongside modest increase in early arrears levels, led to more PD SICR deterioration being captured during 2023.
- Higher risk mortgage customers who utilised the new Mortgage Charter measures were collectively migrated into Stage 2, approximately £0.9 billion of exposures, and captured in the other driver category.
- Accounts that are less than 30 days past due continue to represent the vast majority of the Stage 2 population, whilst noting that the greater than 30 days past due population increased during 2023. As expected, ECL coverage was higher in accounts that were more than 30 days past due than those in Stage 2 for other reasons.

Credit risk – Banking activities continued

Stage 2 decomposition arrears status and contributing factors

	Property		Corporate		Financial institutions		Sovereign		Total	
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale										
Currently >30 DPD	**99**	**4**	**342**	**9**	**10**	**-**	**-**	**-**	**451**	**13**
Currently <=30 DPD	**3,171**	**94**	**11,803**	**347**	**956**	**15**	**1**	**1**	**15,931**	**457**
- PD deterioration	***2,166***	***72***	***7,465***	***222***	***750***	***8***	**-**	**-**	***10,381***	***302***
- PD persistence	***220***	***4***	***838***	***16***	***13***	**-**	**-**	**-**	***1,071***	***20***
- Other driver (forbearance, RoCL etc)	***785***	***18***	***3,500***	***109***	***193***	***7***	***1***	***1***	***4,479***	***135***
Total Stage 2	**3,270**	**98**	**12,145**	**356**	**966**	**15**	**1**	**1**	**16,382**	**470**
2022										
Wholesale										
Currently >30 DPD	255	3	487	11	3	-	-	-	745	14
Currently <=30 DPD	3,780	95	19,103	454	1,350	14	1	-	24,234	563
- PD deterioration	*2,503*	*62*	*15,714*	*357*	*1,230*	*10*	-	-	19,447	*429*
- PD persistence	*81*	*3*	*269*	*9*	*5*	-	-	-	*355*	*12*
- Other driver (forbearance, RoCL etc)	*1,196*	*30*	*3,120*	*88*	*115*	*4*	*1*	-	*4,432*	*122*
Total Stage 2	4,035	98	19,590	465	1,353	14	1	-	24,979	577

- The improved economic outlook, including a more optimistic forecast for stock index and commercial real estate valuations, resulted in a reduction of IFRS 9 PDs. Consequently, compared to 2022, a large proportion of exposure no longer exhibited a SICR and migrated back into Stage 1 resulting in a reduction in Stage 2 exposure.
- PD deterioration remained the primary trigger for identifying a SICR and Stage 2 treatment.

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	UK mortgages		Credit cards		Other		Total	
2023	**£m**	**%**	**£m**	**%**	**£m**	**%**	**£m**	**%**
Personal trigger (1)								
PD movement	**12,969**	**72.5**	**1,469**	**72.7**	**866**	**52.9**	**15,304**	**71.1**
PD persistence	**2,317**	**13.0**	**481**	**23.8**	**374**	**22.9**	**3,172**	**14.7**
Adverse credit bureau recorded with credit reference agency	**1,047**	**5.9**	**49**	**2.4**	**99**	**6.1**	**1,195**	**5.6**
Forbearance support provided	**137**	**0.8**	**1**	**-**	**11**	**0.7**	**149**	**0.7**
Customers in collections	**178**	**1.0**	**2**	**0.1**	**8**	**0.5**	**188**	**0.9**
Collective SICR and other reasons (2)	**1,087**	**6.1**	**20**	**1.0**	**266**	**16.3**	**1,373**	**6.4**
Days past due >30	**119**	**0.7**	**-**	**-**	**9**	**0.6**	**128**	**0.6**
	17,854	**100.0**	**2,022**	**100.0**	**1,633**	**100.0**	**21,509**	**100.0**
2022								
Personal trigger (1)								
PD movement	16,477	87.7	814	75.7	1,129	56.7	18,420	84.3
PD persistence	866	4.6	200	18.6	186	9.3	1,252	5.7
Adverse credit bureau recorded with credit reference agency	929	4.9	52	4.8	96	4.8	1,077	4.9
Forbearance support provided	101	0.5	1	0.1	17	0.9	119	0.5
Customers in collections	153	0.8	2	0.2	4	0.2	159	0.7
Collective SICR and other reasons (2)	195	1.0	7	0.7	546	27.4	748	3.4
Days past due >30	66	0.4	-	-	13	0.7	79	0.4
	18,787	100.0	1,076	100.0	1,991	100.0	21,854	100.0

For the notes to this table refer to the following page.

- PD-related SICR triggers continued to represent the vast majority of Stage 2.
- The levels of PD driven deterioration decreased in 2023, mainly in the mortgage portfolio. The economic scenario updates during 2023 resulted in a reduction in lifetime PDs for the mortgage and personal loan portfolios, which drove a segment of lower risk cases out of PD SICR deterioration.
- The Q4 2023 economic modelling updates that reduced PDs on mortgages and loans are captured in PD persistence category (for at least three months).
- The PD modelling update during H1 2023 on the credit card portfolio resulted in more downside risk captured through modelled ECL and this, alongside modest increase in early arrears levels, led to more PD SICR deterioration being captured during 2023.
- Higher risk mortgage customers who utilised the new Mortgage Charter measures are collectively migrated into Stage 2, approximately £0.9 billion of exposures. This is captured in the collective SICR and other reasons category.

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Property		Corporate		Financial institutions		Sovereign		Total	
2023	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)										
PD movement	**2,211**	**67.6**	**7,611**	**62.5**	**760**	**78.7**	**-**	**-**	**10,582**	**64.6**
PD persistence	**223**	**6.8**	**847**	**7.0**	**13**	**1.3**	**-**	**-**	**1,083**	**6.6**
Risk of Credit Loss	**563**	**17.2**	**2,630**	**21.7**	**120**	**12.4**	**-**	**-**	**3,313**	**20.2**
Forbearance support provided	**49**	**1.6**	**373**	**3.1**	**-**	**-**	**-**	**-**	**422**	**2.6**
Customers in collections	**7**	**0.2**	**23**	**0.2**	**-**	**-**	**-**	**-**	**30**	**0.2**
Collective SICR and other reasons (2)	**70**	**2.1**	**457**	**3.8**	**72**	**7.5**	**1**	**100.0**	**600**	**3.7**
Days past due >30	**147**	**4.5**	**204**	**1.7**	**1**	**0.1**	**-**	**-**	**352**	**2.1**
	3,270	**100.0**	**12,145**	**100.0**	**966**	**100.0**	**1**	**100.0**	**16,382**	**100.0**
2022										
Wholesale trigger (1)										
PD movement	2,569	63.7	15,962	81.5	1,231	91.0	-	-	19,762	79.2
PD persistence	82	2.0	269	1.4	5	0.4	-	-	356	1.4
Risk of Credit Loss	596	14.8	1,664	8.5	32	2.4	-	-	2,292	9.2
Forbearance support provided	41	1.0	476	2.4	19	1.4	-	-	536	2.1
Customers in collections	13	0.3	44	0.2	-	-	-	-	57	0.2
Collective SICR and other reasons (2)	566	14.0	970	5.0	64	4.7	1	100.0	1,601	6.4
Days past due >30	168	4.2	205	1.0	2	0.1	-	-	375	1.5
	4,035	100.0	19,590	100.0	1,353	100.0	1	100.0	24,979	100.0

(1) The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2) Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.

- PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. As the economic outlook improved, there was a reduction in cases triggering Stage 2.
- Moving exposures on to the Risk of Credit Loss framework remained an important backstop indicator of a SICR. The exposures classified under the Stage 2 Risk of Credit Loss framework trigger increased over the year, as less exposures were captured under the PD deterioration Stage 2 trigger.

Credit risk – Banking activities continued

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios.

	2023		2022	
	Retail Banking mortgages (1)	Wholesale	Retail Banking mortgages (1)	Wholesale
Stage 3 loans (£bn)	2.0	2.2	1.7	2.3
Vintage (time in default):				
<1 year	45%	40%	43%	46%
1-3 years	32%	35%	26%	26%
3-5 years	9%	12%	12%	10%
>5 years	14%	13%	19%	18%
	100%	100%	100%	100%

(1) Retail Banking excludes a non-material amount of lending held on relatively small legacy portfolios.
(2) Comparative data for Wholesale has been re-presented to correct the ageing profile.

- The increase in the proportion of loans in Stage 3 for less than three years was mainly due to the adoption of the new regulatory definition of default from January 2022, including cases captured due to the regulatory default probation rules alone (which represented approximately 11% of Stage 3 Retail Banking mortgages and 9% of Stage 3 Wholesale balances).

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages												
AQ1-AQ4	110,694	7,572	-	118,266	51	20	-	71	0.1	0.3	-	0.1
AQ5-AQ8	77,290	9,578	-	86,868	37	37	-	74	0.1	0.4	-	0.1
AQ9	156	704	-	860	-	4	-	4	-	0.6	-	0.5
AQ10	-	-	2,281	2,281	-	-	271	271	-	-	11.9	11.9
	188,140	17,854	2,281	208,275	88	61	271	420	0.1	0.3	11.9	0.2
Credit cards												
AQ1-AQ4	124	-	-	124	1	-	-	1	0.8	-	-	0.8
AQ5-AQ8	3,612	1,965	-	5,577	75	193	-	268	2.1	9.8	-	4.8
AQ9	6	57	-	63	-	14	-	14	-	24.6	-	22.2
AQ10	-	-	140	140	-	-	93	93	-	-	66.4	66.4
	3,742	2,022	140	5,904	76	207	93	376	2.0	10.2	66.4	6.4
Other personal												
AQ1-AQ4	764	150	-	914	11	23	-	34	1.4	15.3	-	3.7
AQ5-AQ8	6,178	1,374	-	7,552	138	180	-	318	2.2	13.1	-	4.2
AQ9	41	109	-	150	3	35	-	38	7.3	32.1	-	25.3
AQ10	-	-	979	979	-	-	778	778	-	-	79.5	79.5
	6,983	1,633	979	9,595	152	238	778	1,168	2.2	14.6	79.5	12.2
Total												
AQ1-AQ4	111,582	7,722	-	119,304	63	43	-	106	0.1	0.6	-	0.1
AQ5-AQ8	87,080	12,917	-	99,997	250	410	-	660	0.3	3.2	-	0.7
AQ9	203	870	-	1,073	3	53	-	56	1.5	6.1	-	5.2
AQ10	-	-	3,400	3,400	-	-	1,142	1,142	-	-	33.6	33.6
	198,865	21,509	3,400	223,774	316	506	1,142	1,964	0.2	2.4	33.6	0.9

Credit risk – Banking activities continued

Asset quality (audited)

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages												
AQ1-AQ4	116,559	9,208	-	125,767	45	24	-	69	0.0	0.3	-	0.1
AQ5-AQ8	65,510	8,962	-	74,472	36	34	-	70	0.1	0.4	-	0.1
AQ9	176	617	-	793	-	4	-	4	-	0.7	-	0.5
AQ10	-	-	1,925	1,925	-	-	233	233	-	-	12.1	12.1
	182,245	18,787	1,925	202,957	81	62	233	376	00	0.3	12.1	0.2
Credit cards												
AQ1-AQ4	98	-	-	98	-	-	-	-	-	-	-	-
AQ5-AQ8	3,172	1,036	-	4,208	61	112	-	173	1.9	10.8	-	4.1
AQ9	5	40	-	45	1	10	-	11	20.0	25.0	-	24.4
AQ10	-	-	109	109	-	-	73	73	-	-	67.0	67.0
	3,275	1,076	109	4,460	62	122	73	257	1.9	11.3	67.0	5.8
Other personal												
AQ1-AQ4	1,047	128	-	1,175	11	17	-	28	1.1	13.3	-	2.4
AQ5-AQ8	5,843	1,732	-	7,575	104	224	-	328	1.8	12.9	-	4.3
AQ9	28	131	-	159	2	41	-	43	7.1	31.3	-	27.0
AQ10	-	-	797	797	-	-	651	651	-	-	81.7	81.7
	6,918	1,991	797	9,706	117	282	651	1,050	1.7	14.2	81.7	10.8
Total personal												
AQ1-AQ4	117,704	9,336	-	127,040	56	41	-	97	0.1	0.4	-	0.1
AQ5-AQ8	74,525	11,730	-	86,255	201	370	-	571	0.3	3.2	-	0.7
AQ9	209	788	-	997	3	55	-	58	1.4	7.0	-	5.8
AQ10	-	-	2,831	2,831	-	-	957	957	-	-	33.8	33.8
	192,438	21,854	2,831	217,123	260	466	957	1,683	0.1	2.1	33.8	0.8

- In the Personal portfolio, the majority of exposures were in AQ4 and AQ5 within mortgages. The higher proportion of UK mortgage loans in bands AQ5-AQ8 was reflected in the overall average Basel PD for mortgages marginally increasing from 0.65% to 0.67%.
- In other personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision, for up to six years after default. Furthermore, write-off levels were lower during 2023 than 2022.

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property												
AQ1-AQ4	14,961	405	-	15,366	16	5	-	21	0.1	1.2	-	0.1
AQ5-AQ8	12,346	2,799	-	15,145	86	88	-	174	0.7	3.1	-	1.2
AQ9	9	66	-	75	-	5	-	5	-	7.6	-	6.7
AQ10	-	-	621	621	-	-	198	198	-	-	31.9	31.9
	27,316	3,270	621	31,207	102	98	198	398	0.4	3.0	31.9	1.3
Other												
AQ1-AQ4	25,914	937	-	26,851	27	13	-	40	0.1	1.4	-	0.2
AQ5-AQ8	37,738	10,935	-	48,673	207	323	-	530	0.6	3.0	-	1.1
AQ9	38	273	-	311	-	20	-	20	-	7.3	-	6.4
AQ10	-	-	1,504	1,504	-	-	611	611	-	-	40.6	40.6
	63,690	12,145	1,504	77,339	234	356	611	1,201	0.4	2.9	40.6	1.6
Financial institutions												
AQ1-AQ4	52,702	665	-	53,367	28	6	-	34	0.1	0.9	-	0.1
AQ5-AQ8	3,402	284	-	3,686	16	9	-	25	0.5	3.2	-	0.7
AQ9	1	17	-	18	-	-	-	-	-	-	-	-
AQ10	-	-	16	16	-	-	7	7	-	-	43.8	43.8
	56,105	966	16	57,087	44	15	7	66	0.1	1.6	43.8	0.1
Sovereign												
AQ1-AQ4	2,487	1	-	2,488	13	1	-	14	0.5	100.0	-	0.6
AQ5-AQ8	123	-	-	123	-	-	-	-	-	-	-	-
AQ9	-	-	-	-	-	-	-	-	-	-	-	-
AQ10	-	-	22	22	-	-	2	2	-	-	9.1	9.1
	2,610	1	22	2,633	13	1	2	16	0.5	100.0	9.1	0.6
Total												
AQ1-AQ4	96,064	2,008	-	98,072	84	25	-	109	0.1	1.3	-	0.1
AQ5-AQ8	53,609	14,018	-	67,627	309	420	-	729	0.6	3.0	-	1.1
AQ9	48	356	-	404	-	25	-	25	-	7.0	-	6.2
AQ10	-	-	2,163	2,163	-	-	818	818	-	-	37.8	37.8
	149,721	16,382	2,163	168,266	393	470	818	1,681	0.3	2.9	37.8	1.0

Credit risk – Banking activities continued

Asset quality (audited)

	Gross loans				ECL provisions				ECL provisions coverage			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property												
AQ1-AQ4	14,497	542	-	15,039	16	4	-	20	0.1	0.7	-	0.1
AQ5-AQ8	11,792	3,401	-	15,193	83	89	-	172	0.7	2.6	-	1.1
AQ9	11	92	-	103	-	5	-	5	-	5.4	-	4.9
AQ10	-	-	701	701	-	-	223	223	-	-	31.8	31.8
	26,300	4,035	701	31,036	99	98	223	420	0.4	2.4	31.8	1.4
Other												
AQ1-AQ4	20,409	5,316	-	25,725	24	38	-	62	0.1	0.7	-	0.2
AQ5-AQ8	36,511	13,942	-	50,453	202	404	-	606	0.6	2.9	-	1.2
AQ9	35	332	-	367	-	23	-	23	-	6.9	-	6.3
AQ10	-	-	1,515	1,515	-	-	560	560	-	-	37.0	37.0
	56,955	19,590	1,515	78,060	226	465	560	1,251	0.4	2.4	37.0	1.6
Financial institutions												
AQ1-AQ4	44,257	914	-	45,171	18	5	-	23	0.0	0.6	-	0.1
AQ5-AQ8	2,479	429	-	2,908	14	9	-	23	0.6	2.1	-	0.8
AQ9	2	10	-	12	-	-	-	-	-	-	-	-
AQ10	-	-	47	47	-	-	17	17	-	-	36.2	36.2
	46,738	1,353	47	48,138	32	14	17	63	0.1	1.0	36.2	0.1
Sovereign												
AQ1-AQ4	2,678	1	-	2,679	15	-	-	15	0.6	-	-	0.6
AQ5-AQ8	115	-	-	115	-	-	-	-	-	-	-	-
AQ9	-	-	-	-	-	-	-	-	-	-	-	-
AQ10	-	-	2	2	-	-	2	2	-	-	100.0	100.0
	2,793	1	2	2,796	15	-	2	17	0.5	—	100.0	0.6
Total												
AQ1-AQ4	81,841	6,773	-	88,614	73	47	-	120	0.1	0.7	-	0.1
AQ5-AQ8	50,897	17,772	-	68,669	299	502	-	801	0.6	2.8	-	1.2
AQ9	48	434	-	482	-	28	-	28	-	6.5	-	5.8
AQ10	-	-	2,265	2,265	-	-	802	802	-	-	35.4	35.4
	132,786	24,979	2,265	160,030	372	577	802	1,751	0.3	2.3	35.4	1.1

- Asset quality remained stable.
- Customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review performed or a material credit event specific to that customer occurred. Credit grades are reassessed for all customers at least annually.
- ECL provisions coverage showed the expected trend, with increased coverage in the weaker asset quality bands within Stage 2 compared to Stage 1 and within Stage 3 compared to Stage 2.

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group's trading activities.

Securities financing transactions and collateral (audited)

The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse Repos			Repos		
	Total	Of which: can be offset	Outside netting arrangements	Total	Of which: can be offset	Outside netting arrangements
2023	£m	£m	£m	£m	£m	£m
Gross	**77,508**	**77,050**	**458**	**66,767**	**66,047**	**720**
IFRS offset	**(25,903)**	**(25,903)**	**-**	**(25,903)**	**(25,903)**	**-**
Carrying value	**51,605**	**51,147**	**458**	**40,864**	**40,144**	**720**
Master netting arrangements	**(669)**	**(669)**	**-**	**(669)**	**(669)**	**-**
Securities collateral	**(50,287)**	**(50,287)**	**-**	**(39,475)**	**(39,475)**	**-**
Potential for offset not recognised under IFRS	**(50,956)**	**(50,956)**	**-**	**(40,144)**	**(40,144)**	**-**
Net	**649**	**191**	**458**	**720**	**-**	**720**
2022						
Gross	61,775	61,241	534	55,226	50,743	4,483
IFRS offset	(20,211)	(20,211)	-	(20,211)	(20,211)	-
Carrying value	41,564	41,030	534	35,015	30,532	4,483
Master netting arrangements	(2,445)	(2,445)	-	(2,445)	(2,445)	-
Securities collateral	(38,387)	(38,387)	-	(28,087)	(28,087)	-
Potential for offset not recognised under IFRS	(40,832)	(40,832)	-	(30,532)	(30,532)	-
Net	732	198	534	4,483	-	4,483

Credit risk – Trading activities continued

Derivatives (audited)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	2023							2022		
	Notional									
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						99,501	96,264		118,275	116,158
IFRS offset						(20,597)	(23,869)		(18,730)	(22,111)
Carrying value	3,244	3,025	6,012	1,122	13,403	78,904	72,395	13,925	99,545	94,047
Of which:										
Interest rate (1)	2,952	1,623	5,466	227	10,268	44,563	38,483	10,742	53,480	48,535
Exchange rate	291	1,397	537	895	3,120	34,161	33,586	3,168	45,829	45,237
Credit	1	5	9	-	15	180	326	15	236	275
Carrying value					13,403	78,904	72,395	13,925	99,545	94,047
Counterparty mark-to-market netting						(60,355)	(60,355)		(77,365)	(77,365)
Cash collateral						(12,284)	(6,788)		(14,079)	(9,761)
Securities collateral						(3,408)	(1,664)		(4,571)	(1,185)
Net exposure						2,857	3,588		3,530	5,736
Banks (2)						335	555		648	711
Other financial institutions (3)						1,422	1,304		1,732	1,969
Corporate (4)						1,063	1,690		1,068	2,969
Government (5)						37	39		82	87
Net exposure						2,857	3,588		3,530	5,736
UK						1,283	1,912		1,271	2,878
Europe						800	1,209		1,196	2,015
US						607	381		753	626
RoW						167	86		310	217
Net exposure						2,857	3,588		3,530	5,736
Asset quality of uncollateralised derivative assets										
AQ1-AQ4						2,382			3,014	
AQ5-AQ8						471			500	
AQ9-AQ10						4			16	
Net exposure						2,857			3,530	

(1) The notional amount of interest rate derivatives includes £7,280 billion (2022 – £8,065 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group's external rating.
(4) Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Credit risk – Trading activities continued

Debt securities (audited)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch. Refer to Note 13 on Trading assets and liabilities for details on short positions.

	Central and local government					
	UK	US	Other	Financial institutions	Corporate	Total
2023	£m	£m	£m	£m	£m	£m
AAA	**-**	**-**	**1,333**	**1,132**	**-**	**2,465**
AA to AA+	**-**	**2,600**	**19**	**762**	**4**	**3,385**
A to AA-	**2,729**	**-**	**1,017**	**251**	**283**	**4,280**
BBB- to A-	**-**	**-**	**693**	**295**	**489**	**1,477**
Non-investment grade	**-**	**-**	**-**	**198**	**149**	**347**
Unrated	**-**	**-**	**-**	**-**	**-**	**-**
Total	**2,729**	**2,600**	**3,062**	**2,638**	**925**	**11,954**
2022						
AAA	-	-	469	766	3	1,238
AA to AA+	-	2,345	1,042	1,114	21	4,522
A to AA-	2,205	-	372	77	29	2,683
BBB- to A-	-	-	916	149	296	1,361
Non-investment grade	-	-	-	65	49	114
Unrated	-	-	-	1	3	4
Total	2,205	2,345	2,799	2,172	401	9,922

Credit risk – Trading activities continued

Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table shows cross border exposures greater than 0.5% of NatWest Group's total assets.

	Government	Banks	Other	Total	Short positions	Net of short positions
2023	£m	£m	£m	£m	£m	£m
Western Europe	**7,830**	**10,109**	**26,508**	**44,447**	**4,655**	**39,792**
Of which: France	**2,229**	**2,105**	**7,839**	**12,173**	**1,183**	**10,990**
Germany	**1,614**	**4,525**	**1,065**	**7,204**	**1,905**	**5,299**
Luxembourg	**1**	**317**	**7,045**	**7,363**	**-**	**7,363**
Ireland	**29**	**90**	**3,622**	**3,741**	**99**	**3,642**
Jersey	**-**	**-**	**4,394**	**4,394**	**-**	**4,394**
United States	**6,764**	**3,440**	**16,356**	**26,560**	**2,974**	**23,586**
Canada	**1,262**	**2,059**	**1,132**	**4,453**	**17**	**4,436**
2022						
Western Europe	5,608	7,385	19,018	32,011	4,438	27,573
Of which: France	1,875	1,911	3,958	7,744	1,414	6,330
Germany	794	3,717	839	5,350	1,053	4,297
Luxembourg	1	190	5,640	5,831	5	5,826
Ireland	28	70	2,823	2,921	66	2,855
Jersey	-	-	3,019	3,019	-	3,019
United States	8,080	3,852	12,931	24,863	1,429	23,434
Canada	35	1,885	402	2,322	12	2,310

Capital, liquidity and funding risk

NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate its capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring NatWest Group operates within its regulatory requirements and risk appetite.

Definitions (audited)

Regulatory capital consists of reserves and instruments issued that are available, have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible as capital.

Capital risk is the inability to conduct business in base or stress conditions on a risk or leverage basis due to insufficient qualifying capital as well as the failure to assess, monitor, plan and manage capital adequacy requirements.

Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is the risk of being unable to meet actual or potential financial obligations in a timely manner when they fall due in the short term.

Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the risk that current or prospective financial obligations cannot be met as they fall due in the medium to long term, either at all or without increasing funding costs unacceptably.

Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:

- Maturity profile;
- Composition of sources and uses of funding;
- The quality and size of the liquidity portfolio;
- Wholesale market conditions; and
- Depositor and investor behaviour.

Sources of risk (audited)

Capital

The eligibility of instruments and financial resources as regulatory capital is laid down by applicable regulation. Capital is categorised under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses on either a going or gone concern basis. There are three broad categories of capital across these two tiers:

- **CET1 capital** - CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.
- **Additional Tier 1 (AT1) capital** - This is the second type of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when the CET1 ratio falls below a pre-specified level.
- **Tier 2 capital** - Tier 2 capital is supplementary capital and provides loss absorption on a gone concern basis. Tier 2 capital absorbs losses after Tier 1 capital. It typically consists of subordinated debt securities with a minimum maturity of five years at the point of issuance.

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to capital, other specific loss-absorbing instruments, including senior notes and Tier 2 capital instruments with certain qualifying criteria issued by NatWest Group, may be used to cover certain gone concern capital requirements, which is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that NatWest Group has failed or is likely to fail.

Liquidity

NatWest Group maintains a prudent approach to the definition of liquidity portfolio to ensure it is available when and where required, taking into account regulatory, legal and other constraints. Following ringfencing legislation, liquidity is no longer considered fungible across NatWest Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UKDoLSub) (primarily in NatWest Bank Plc), NatWest Markets Plc, RBS International Limited, NWM N.V and NatWest Bank Europe GmbH. Some disclosures in this section where relevant are presented, on a consolidated basis, for NatWest Group and the UK DoLSub.

Liquidity portfolio is divided into primary and secondary liquidity as follows:

- Primary liquidity is LCR eligible assets and includes cash and balances at central banks, Treasury bills and high quality government securities.
- Secondary liquidity is assets eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

Funding

NatWest Group maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance taking into account regulatory metrics (Net Stable Funding Ratio). The principal levels at which funding risk is managed are at NatWest Group, NatWest Holdings Group, UK DoLSub, NatWest Markets Plc, RBS International Limited, NWM N.V. and NatWest Bank Europe GmbH. NatWest Group also retains access to central bank funding facilities.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, refer to the 2023 NatWest Group Pillar 3 Report.

Capital risk management

Capital management ensures that there is sufficient capital and other loss-absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board-approved risk appetite, maintaining its credit rating and supporting its strategic goals.

Capital management is critical in supporting the businesses and is enacted through an end-to-end framework across businesses and legal entities. Capital is managed within the organisation at the following levels; NatWest Group consolidated, NWH Group sub consolidated, NatWest Markets Plc, NatWest Markets N.V. and RBS International Limited. The banking subsidiaries within NWH Group are governed by the same principles, processes and management as NatWest Group. Note that although the aforementioned entities are regulated in line with Basel III principles, local implementation of the framework differs across geographies.

Capital planning is integrated into NatWest Group's wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 175 to 177.

Produce capital plans

Capital plans are produced for NatWest Group, its key operating entities and its businesses over a five year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing in the ICAAP for regulatory purposes.

Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

Assess capital adequacy

Capital plans are developed to maintain capital of sufficient quantity and quality to support NatWest Group's business, its subsidiaries and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing, and minimum regulatory requirements.

Capital resources and capital requirements are assessed across a defined planning horizon.

Impact assessment captures input from across NatWest Group including from businesses.

Inform capital actions

Capital planning informs potential capital actions including buy backs, redemptions, dividends and new issuance to external investors or via internal transactions.

Decisions on capital actions will be influenced by strategic and regulatory requirements, risk appetite, costs and prevailing market conditions.

As part of capital planning, NatWest Group will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing.

Capital planning is one of the tools that NatWest Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage.

Liquidity risk management

NatWest Group manages its liquidity risk taking into account regulatory, legal and other constraints to ensure sufficient liquidity is available where required to cover liquidity stresses. The principal levels at which liquidity risk is managed are:

- NatWest Group
- NatWest Holdings Group
- UK DoLSub
- NatWest Markets Plc
- NatWest Markets Securities Inc.
- RBS International Limited
- NWM N.V.
- NatWest Bank Europe GmbH

The UK DoLSub is PRA regulated and comprises NatWest Group's three licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc) and Coutts & Company.

NatWest Group categorises its liquidity portfolio, including its locally managed liquidity portfolios, into primary and secondary liquid assets. The size of the liquidity portfolios are determined by referencing NatWest Group's liquidity risk appetite. NatWest Group retains a prudent approach to setting the composition of the liquidity portfolios, which is subject to internal policies applicable to all entities and limits over quality of counterparty, maturity mix and currency mix.

RBS International Limited and NWM N.V. hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

The liquidity value of the portfolio is determined by taking current market prices and applying a discount or haircut, to give a liquidity value that represents the amount of cash that can be generated by the asset.

Capital, liquidity and funding risk continued

Funding risk management

NatWest Group manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet including quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities as well as the funding concentration.

Prudential regulation changes that may impact capital requirements

NatWest Group faces numerous changes in prudential regulation that may impact the minimum amount of capital it must hold and consequently may increase funding costs and reduce return on equity.

Regulatory changes are actively monitored by NatWest Group, including engagement with industry associations and regulators and participation in quantitative impact studies. Monitoring the changing regulatory landscape forms a fundamental part of capital planning and management of its business. NatWest Group believes that its strategy to focus on simpler, lower risk activities within a more resilient recovery and resolution framework will enable it to manage the impact of these.

UK and EU implementation of Basel framework

The Basel framework is an internationally agreed set of measures developed by the Basel Committee on Banking Supervision (BCBS). The Basel III standards are minimum requirements which apply to internationally active banks, which ensure a global level playing field on financial regulation. Individual jurisdictions must decide how to implement the standards.

From 1 January 2021, NatWest Group has been regulated under the on-shored CRR and associated on-shored binding technical standards which were created by the European Union (Withdrawal) Act 2018 and amending statutory instruments. As the Withdrawal Act applied to the CRR in place as of 31 December 2020, changes to the CRR in the EU are not reflected in the UK CRR unless separately legislated and amended by statutory instruments. Going forward, the Financial Services Bill gives the PRA the power to write prudential rules directly into the PRA rulebook and it will co-ordinate with HM Treasury to implement any required changes to the UK CRR.

On 1 January 2022, PRA implemented changes to the UK CRR to align to the Basel III standards which included the introduction of a new standardised approach for counterparty credit risk (SA-CCR), amendments to the LCR and NSFR rules as well as new regulation applicable to internal ratings (IRB) models. Changes were also introduced to the UK Leverage Ratio framework. Equivalent reforms were implemented in the EU in June 2021, known as CRR2.

On 30 November 2022, the PRA published its consultation paper CP16/22 setting out its proposed rules and expectations with respect to the remaining Basel III standards to be implemented in the UK, also referred to as "Basel 3.1 standards". This will complete the implementation of post-global financial crisis prudential reforms, which were designed to i) increase the quantity of capital in the system, per unit of risk; ii) increase the quality of capital held by firms; and iii) improve the accuracy of risk-management firms, reducing the variability of risk-weighted assets (RWAs).

The Basel 3.1 changes mainly impact capital requirements for STD and IRB Credit Risk, Market Risk, Credit Valuation Adjustment (CVA), Counterparty Credit Risk (CCR) and Operational Risk. An aggregate "output floor" is also being introduced to ensure that total RWAs for firms using advanced or internally modelled methods and subject to the floor cannot fall below 72.5% of RWAs under the standardised approach. The proposal does not include further changes to the Leverage Ratio, Large Exposures and Liquidity Risk frameworks.

The consultation paper has been followed up with the publication of the PRA's policy statement PS17/23 Implementation of the Basel 3.1 standards near-final part 1. This contains the near final rules on Market Risk, CVA, CCR and Operational Risk sections, along with some Pillar 2 guidance relating to these topics. Part 2, containing rules on the remaining Basel 3.1 changes, is expected to be published in Q2 2024.

The PRA rules are expected to be implemented from 1 July 2025.

Equivalent changes relating to the Basel 3.1 standards will be implemented in EU by CRR3 and CRD6 for which the European Commission issued a proposal in October 2021, with the near final rules published December 2023. The EU implementation date is expected to be 1 January 2025. Their impact will be limited to NatWest Group's EU subsidiaries.

Other developments in 2023

On 13 November 2023, the PRA published PS14/13 which formally phased out the CET1 capital deduction for NPEs (Non- Performing Exposures). The requirement was originally introduced in EU CRR and adopted in the UK; however, the PRA considered that it would not be appropriate in a UK context to apply the NPE deduction requirement going forward. Capital disclosures as of 31 December 2023 reflect the benefit because of the reversal of this deduction.

On 20 November 2023, the PRA announced its 2023 list of O-SIIs (Other Systemically Important Institutions) as well as the 2023 O-SII buffers for ring-fenced banks (RFBs). The PRA is required to identify O-SIIs on an annual basis. NatWest Group Plc is part of the PRA's O-SII list and the O-SII buffer for its ring-fenced sub-group (i.e. NatWest Holdings Group) was kept at 1.5%. The 2023 O-SII rates will apply from 1 January 2025. An O-SII buffer can apply to O-SIIs, or parts of an O-SII that are ring-fenced banks.

NatWest Group, as a third-country group with two or more subsidiary banking institutions in the EU, was approved by the European Central Bank (ECB) to establish a dual IPU (Intermediate Parent Undertaking) structure on behalf of its European subsidiaries. As a result, NatWest Bank Europe GmbH, a wholly owned subsidiary of NatWest Holdings Group, will act as the ring-fenced IPU. RBS Holdings N.V., a wholly owned subsidiary of NatWest Markets Plc, will act as the non-ring fenced IPU. Both IPUs became subject to ECB supervision from 1 January 2024.

Capital, liquidity and funding risk continued

Summary of future changes to prudential regulation in UK that may impact NatWest Group

The table below covers expected future changes to prudential regulation in the UK which may impact NatWest Group at a consolidated level. Certain entities within the group will be exposed to changes in prudential regulation from other legislative bodies and/or local supervisory authorities where NatWest Group's entities are authorised (e.g. EU and Jersey) on a solo basis and these changes may be different in substance, scope and timing than those highlighted below.

Area of development	Key changes	Source of changes/implementation date
IFRS 9 transitional relief In respect to ECL provisions	– IFRS 9 CET1 add-back phased out in period to 31 December 2024 – The transitional factor will reduce further from 50% to 25% from January 2024	– Implementation: 1 January 2024
Capital – Output floor	– Level of application: Applies at highest level of application: Consolidated level for UK Groups; sub-consolidated level for Ring Fenced sub-groups. – Capital stack: Applies to full capital stack including capital buffers. – Transitional period for the application; starting with 50% at 1 July 2025 through to 72.5% at 1 January 2030.	– PRA Basel 3.1 CP16/22 – Implementation: 1 July 2025
Credit risk (STD, IRB, FIRB)	– Significant revisions to standardised credit risk, including to unrated corporates, SMEs, specialised lending, mortgages & equity exposures. – Changes to IRB; restrictions on IRB modelling (switch to standardised on central governments and equities, switch to FIRB on financial institutions and large corporates), inclusion of input floors and other modelling changes. – Removal of SME & Infrastructure supporting factors (IRB & standardised). – Amendments to credit risk mitigation, including the withdrawal of some internal modelling approaches, the removal of double default and a new risk weight substitution approach on some exposures.	– PRA Basel 3.1 CP16/22 – Implementation: 1 July 2025
Market risk	– Implementation of FRTB - new standardised & modelled approaches (Expected Shortfall replaces VaR), revised banking/trading book boundary. – Model approval applications are required to be provided during 2024 for standardised MR & CVA.	– PRA Basel 3.1 CP16/22 – Near final rules published in PRA PS17/23 – Implementation: 1 July 2025
CVA & counterparty credit risk	– Removal of modelled approach. – New standardised approach, aligned to Basel framework, including the removal of CVA exemptions on sovereigns, non-financial counterparties and pension funds. – Reduced SA-CCR alpha factor from 1.4 to 1 for non-financial counterparties and pension funds.	– PRA Basel 3.1 CP16/22 – Near final rules published in PRA PS17/23 – Implementation: 1 July 2025
Operational risk	– New standardised approach – Internal loss multiplier (ILM) set to 1. – Changes to the income requirements in scope of the business indicator.	– PRA Basel 3.1 CP16/22 – Near final rules published in PRA PS17/23 – Implementation: 1 July 2025
Pillar 2	– PRA commitment to review Pillar 2A methodologies in 2024, to adjust requirements ahead of implementation of the Pillar 1	– PRA Basel 3.1 CP16/22 – Implementation: 1 July 2025
Capitalisation of foreign exchange positions for market risk	– PRA proposal to clarify that items held at historical foreign exchange rates, which only re-value in certain circumstances, are not included in Pillar 1 foreign exchange risk requirements as their sensitivity to foreign exchange rates is generally zero.	– PRA consultation under CP17/23 closes on 31 January 2023 – Implementation: 1 July 2025
Identification and management of step-in risk, shadow banking entities and groups of connected clients	– PRA proposal to implement Basel guidelines for step-in risk in the PRA Rulebook. – PRA proposal to adopt EBA guidelines for limits on exposures to shadow banking entities and connected clients in the Large Exposures (CRR) part of the PRA Rulebook.	– PRA consultation under CP23/23 closes on 5 March 2024 – Implementation: 1 January 2026

Capital, liquidity and funding risk continued

Key points

CET1 ratio
13.4%
(2022 – 14.2%)

The CET1 ratio decreased 80 basis points due to a £6.9 billion increase in RWAs and a £0.6 billion decrease in CET1. The CET1 capital decrease was mainly driven by

- distributions to shareholders of £3.6 billion (210 basis points); consisting of directed buyback of £1.3 billion; an ordinary interim dividend of £0.5 billion; a foreseeable final ordinary dividend of £1.0 billion; and a £0.8 billion decrease for the on-market ordinary share buyback programme, of which £0.5 billion is reported as a foreseeable charge;
- a £0.2 billion decrease in the IFRS 9 transitional adjustment, primarily due to the annual update in the dynamic stage transition percentage and the end of transition on the static and historic stages;
- an increase in the intangible assets deduction of £0.5 billion;
- and other movements on reserves and regulatory adjustments of £0.7 billion.

These reductions were partially offset by the £4.4 billion attributable profit in the period.

MREL
£55.8bn
(2022 - £55.5bn)

Minimum Requirements of own Funds and eligible Liabilities increased by £0.3 billion to £55.8 billion primarily due to a £0.6 billion decrease in CET1, a £0.1 billion decrease in MREL eligible Tier 2 capital and a £1.0 billion increase in senior unsecured debt. The £0.1 billion decrease in eligible Tier 2 capital is driven by redemptions and foreign exchange movements offset by the issuance of €0.7 billion subordinated debt in the period and other regulatory adjustments. The £1.0 billion increase in senior unsecured debt is driven by new issuances offset by redemptions and foreign exchange movements.

RWAs
£183.0bn
(2022 - £176.1bn)

Total RWAs increased by £6.9 billion to £183.0 billion mainly reflecting:

- an increase in credit risk RWAs of £5.6 billion, driven by an increase in IRB Temporary Model Adjustment related to mortgages within Retail Banking as well as increased exposures within Commercial & Institutional and Retail Banking. This was partially offset by reduced exposures within Ulster Bank RoI as a result of the phased withdrawal from the Republic of Ireland.
- an increase in counterparty credit risk RWAs of £1.1 billion, primarily due to the call of a credit default swap trade in Q2 2023 and the subsequent removal of credit risk mitigation.
- an increase in operational risk RWAs of £1.1 billion following the annual recalculation.
- a reduction in market risk RWAs of £0.9 billion, driven by reduced market volatility in H1 and hedging activity as part of ongoing risk management in Q4 2023.

UK leverage ratio
5.0%
(2022 – 5.4%)

The leverage ratio decreased by 40 basis points to 5.0%. The decrease was due to a £0.6 billion reduction in Tier 1 capital and a £28.2 billion increase in leverage exposure. The key driver in the leverage exposure was an increase in other financial assets partially offset by a reduction in held for sale assets.

Liquidity portfolio
£222.8bn
(2022 - £232.6bn)

The portfolio decreased by £9.8 billion to £222.8 billion, with primary liquidity decreasing by £20.6 billion to £148.1 billion. The decrease in primary liquidity is driven by increased lending and reduced deposits, offset by UBIDAC asset sale and increased certificates of deposit and commercial paper issuance. The growth in secondary liquidity is due to an increase in the pre-positioned collateral at the Bank of England.

LCR
144%
(2022 – 145%)

The Liquidity Coverage Ratio (LCR) decreased to 144% during the year driven by growth in customer lending and reduced customer deposits offset by an increase in wholesale funding and UBIDAC asset sale.

NSFR
133%
(2022 – 145%)

The net stable funding ratio (NSFR) decreased 12% during the year to 133% driven by reduced customer deposits and increased lending.

Capital, liquidity and funding risk continued

Minimum requirements

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 31 December 2023	13.4%	15.5%	18.4%
Headroom (3) (4)	2.9%	2.9%	3.0%

(1) The Financial Policy Committee increased the UK CCyB rate from 1% to 2% effective from 5 July 2023. The Central Bank of Ireland increased CCyB on Irish exposures from 0% to 0.5% applicable 15 June 2023 and 1% from 24 November 2023. A further increase to 1.5% will be effective 7 June 2024.
(2) Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3) The headroom does not reflect excess distributable capital and may vary over time.
(4) Headroom as at 31 December 2022 was CET1 4.7%, Total Tier 1 4.8% and Total Capital 5.0%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1) The countercyclical leverage ratio buffer is set at 35% of NatWest Group's CCyB. The UK CCyB increased from 1% to 2% from 5 July 2023. Foreign exposure may be subject to different CCyB rates depending on the rates set in those jurisdictions.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type	
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

Capital, liquidity and funding risk continued

Measurement

Capital, risk-weighted assets and leverage: Key metrics

The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the PRA Rulebook. The capital and leverage ratios are therefore being presented under these frameworks on a transitional basis.

	2023	2022
Capital adequacy ratios (1)	%	%
CET1	13.4	14.2
Tier 1	15.5	16.4
Total	18.4	19.3
RWAs	£m	£m
Credit risk	147,598	141,963
Counterparty credit risk	7,830	6,723
Market risk	7,363	8,300
Operational risk	20,198	19,115
Total RWAs	182,989	176,101
Capital	£m	£m
CET1	24,440	24,992
Tier1	28,315	28,867
Total	33,632	33,920
Leverage ratios	£m	£m
Tier 1 capital	28,315	28,867
UK leverage exposure	562,843	534,613
UK leverage ratio (%) (2)	5.0%	5.4%
UK average Tier 1 capital (3)	28,323	29,564
UK average leverage exposure (3)	571,225	531,429
UK average leverage ratio (%) (3)	5.0%	5.6%

(1) 31 December 2023 includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting and prior periods also include the transitional relief on grandfathered capital instruments. The impact of the IFRS 9 transitional adjustments at 31 December 2023 was £0.2 billion for CET1 capital, £54 million for total capital and £17 million RWAs (31 December 2022 - £0.4 billion CET1 capital, £36 million total capital and £71 million RWAs). Excluding these adjustments, the CET1 ratio would be 13.2% (31 December 2022 - 14.0%). The transitional relief on grandfathered instruments at 31 December 2023 was nil (31 December 2022 - £0.1 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 15.4% (31 December 2022 – 16.2%) and the end-point Total capital ratio would be 18.4% (31 December 2022 – 19.3%).
(2) The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.0% (31 December 2022 – 5.3%).
(3) Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items and Tier 1 capital.

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the year ended 31 December 2023. It is being presented on a transitional basis based on current PRA rules.

	CET1 £m	AT1 £m	Tier 2 £m	Total £m
At 31 December 2022	24,992	3,875	5,053	33,920
Attributable profit for the period	4,394			4,394
Ordinary interim dividend paid	(491)			(491)
Directed buyback	(1,259)			(1,259)
Foreseeable ordinary dividends	(1,013)			(1,013)
Foreseeable charges	(870)			(870)
Foreign exchange reserve	(637)			(637)
FVOCI reserve	53			53
Own credit	48			48
Share capital and reserve movements in respect of employee share schemes	93			93
Goodwill and intangibles deduction	(498)			(498)
Deferred tax assets	(67)			(67)
Prudential valuation adjustments	(4)			(4)
Net dated subordinated debt instruments			269	269
Foreign exchange movements			(115)	(115)
Adjustment under IFRS 9 transitional arrangements	(159)			(159)
Other movements	(142)		110	(32)
At 31 December 2023	24,440	3,875	5,317	33,632

- For CET1 movements refer to the key points on page 247.
- Tier 2 movements of £0.2 billion include an increase of £0.6 billion for a €0.7 billion 5.763% Fixed to Fixed Reset Tier 2 Notes 2034 issued in February 2023, partially offset by the £0.1 billion redemption of the UBIDAC subordinated notes, £0.1 billion partial redemption of 5.125% Subordinated Tier 2 Notes 2024, £0.1 billion redemption of 6.000% Subordinated Tier 2 Notes 2023, amortisation, foreign exchange movements £0.1 billion and maturities with minimum regulatory value.
- Within Tier 2, there was also a £0.1 billion increase in the Tier 2 surplus provisions.

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the year, by key drivers.

	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total £bn
At 31 December 2022	142.0	6.7	8.3	19.1	176.1
Foreign exchange movement	(0.9)	-	-	-	(0.9)
Business movement	8.4	0.2	(0.9)	1.1	8.8
Risk parameter changes	(1.9)	-	-	-	(1.9)
Model updates	3.0	-	-	-	3.0
Other movement	-	0.9	-	-	0.9
Acquisitions and disposals	(3.0)	-	-	-	(3.0)
At 31 December 2023	147.6	7.8	7.4	20.2	183.0

The table below analyses the movement in RWAs by segment during the year.

Total RWAs	Retail Banking £bn	Private Banking £bn	Commercial & Institutional £bn	Central items & other (1) £bn	Total NatWest Group £bn
At 31 December 2022	54.7	11.2	103.2	7.0	176.1
Foreign exchange movement	-	-	(0.8)	(0.1)	(0.9)
Business movement	3.6	-	6.3	(1.1)	8.8
Risk parameter changes	-	-	(1.9)	-	(1.9)
Model updates	3.3	-	(0.3)	-	3.0
Other movement	-	-	0.9	-	0.9
Acquisitions and disposals	-	-	-	(3.0)	(3.0)
At 31 December 2023	61.6	11.2	107.4	2.8	183.0
Credit risk	53.9	9.8	81.9	2.0	147.6
Counterparty credit risk	0.3	-	7.5	-	7.8
Market risk	0.2	-	7.2	-	7.4
Operational risk	7.2	1.4	10.8	0.8	20.2
Total RWAs	61.6	11.2	107.4	2.8	183.0

(1) £1.4 billion of Central items & other relates to Ulster RoI.

Total RWAs increased by £6.9 billion during the period mainly reflecting:

- Business movements totalling £8.8 billion, primarily driven by increased credit risk exposures within Commercial & Institutional and Retail Banking. There is an additional increase following the annual recalculation of operational risk RWAs. This was partially offset by a reduction in market risk RWAs reflecting reduced market volatility and tighter risk management in Q4 2023.
- Model updates totalling £3.0 billion, driven by IRB Temporary Model Adjustment related to mortgages within Retail Banking with a partial offset within Commercial & Institutional.
- Other changes of £0.9 billion, driven by the termination of portfolio credit default swap resulting in removal of the CRM benefit.
- Disposals relating to the phased withdrawal from the Republic of Ireland, reducing RWAs by £3.0 billion.
- Risk parameters reflecting changes in regulatory treatment for certain structured transactions, reducing RWAs by £1.9 billion.

Capital, liquidity and funding risk continued

Leverage exposure

The leverage metrics for UK entities are calculated in accordance with the Leverage ratio (CRR) part of the PRA Rulebook.

	31 December 2023 £m	31 December 2022 £m
Cash and balances at central banks	**104,262**	144,832
Trading assets	**45,551**	45,577
Derivatives	**78,904**	99,545
Financial assets	**439,449**	404,374
Other assets	**23,605**	18,864
Assets of disposal groups	**902**	6,861
Total assets	**692,673**	720,053
Derivatives		
- netting and variation margin	**(79,299)**	(100,356)
- potential future exposures	**17,212**	18,327
Securities financing transactions gross up	**1,868**	4,147
Other off balance sheet items	**50,961**	46,144
Regulatory deductions and other adjustments	**(16,043)**	(7,114)
Claims on central banks	**(100,735)**	(141,144)
Exclusion of bounce back loans	**(3,794)**	(5,444)
UK leverage exposure	**562,843**	534,613
UK leverage ratio (%)	**5.0**	5.4

Liquidity key metrics

The table below sets out the key liquidity and related metrics monitored by NatWest Group.

	2023		2022	
	NatWest Group	**UK DoLSub**	NatWest Group	UK DoLSub
Liquidity Coverage Ratio	**144%**	**138%**	145%	131%
Stressed Outflow Coverage (1)	**153%**	**143%**	150%	131%
Net Stable Funding Ratio	**133%**	**126%**	145%	137%

(1) NatWest Group's Stressed Outflow Coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both as per ILAAP. This assessment is performed in accordance with PRA guidance.

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of estimated Minimum requirements of own funds and eligible liabilities (MREL) in NatWest Group and operating subsidiaries and includes external issuances only. The roll-off profile relating to senior debt and subordinated debt instruments is set out on page 254.

	2023				2022			
	Par value (1)	Balance sheet value	Regulatory value	MREL value (3)	Par value	Balance sheet value	Regulatory value (2)	MREL value
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	24.4	24.4	24.4	24.4	25.0	25.0	25.0	25.0
Tier 1 capital: end-point CRR compliant AT1								
of which: NatWest Group plc (holdco)	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
Tier 1 capital: end-point CRR non-compliant (5)								
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.1	0.1	-	-	0.1	0.1	-	-
	0.1	0.1	-	-	0.1	0.1	-	-
Tier 2 capital: end-point CRR compliant								
of which: holdco	5.6	5.3	5.2	5.2	6.0	5.5	4.9	5.4
of which: opcos	-	-	-	-	0.1	0.1	-	-
	5.6	5.3	5.2	5.2	6.1	5.6	4.9	5.4
Tier 2 capital: end-point CRR non compliant (5)								
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.2	0.3	-	-	0.3	0.5	0.1	-
	0.2	0.3	-	-	0.3	0.5	0.1	-
Senior unsecured debt securities								
of which: holdco	22.2	21.7	-	22.2	23.4	22.3	-	21.2
of which: opcos	33.4	29.9	-	-	26.1	22.9	-	—
	55.6	51.6	-	22.2	49.5	45.2	-	21.2
Tier 2 capital								
Other regulatory adjustments	-	-	0.1	0.1	-	-	-	-
Total	89.8	85.6	33.6	55.8	84.9	80.3	33.9	55.5
RWAs				183.0				176.1
UK leverage exposure				562.9				534.6
MREL as a ratio of RWAs				30.5%				31.5%
MREL as a ratio of UK leverage exposure				9.9%				10.4%

(1) Par value reflects the nominal value of securities issued.
(2) Regulatory amounts as at December 2022 reported for AT1, Tier 1, and Tier 2 instruments from operating companies incudes grandfathered instrument as per the transitional provisions allowed under CRR2 (until 28 June 2025). 3 Tier 2 instruments from UBIDAC were classified as grandfathered which were redeemed in November 2023.
(3) MREL value reflects NatWest Group's interpretation of the Bank of England's approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in December 2021 (Updating June 2018). Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(4) Shareholders' equity was £37.2 billion (2022 - £36.5 billion).
(5) CRR2 non-compliant instruments- as at Dec 2022, all Tier 1 and Tier 2 instruments were grandfathered under CRR2 compliance (until 28 June 2025) were reported under Tier 1 capital: end-point CRR non-compliant and Tier 2 capital: end-point CRR non-compliant category. As at December 2023, we have no grandfathered instrument outstanding.

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL) continued

The following table illustrates the components of the stock of outstanding issuance in NatWest Group and its operating subsidiaries including external and internal issuances.

		NatWest Group plc £bn	NatWest Holdings Limited £bn	NWB Plc £bn	RBS plc £bn	UBIDAC £bn	NWM Plc £bn	NatWest Markets N.V. £bn	NWM Securities Inc.(6) £bn	RBS International Limited (7) £bn
Additional Tier 1	Externally issued	3.9	-	0.1	-	-	-	-	-	-
Additional Tier 1	Internally issued	-	3.7	2.5	0.5	-	0.9	0.2	-	0.3
		3.9	3.7	2.6	0.5	-	0.9	0.2	-	0.3
Tier 2	Externally issued	5.3	-	-	-	-	-	0.3	-	-
Tier 2	Internally issued	-	4.7	3.6	0.4	-	1.0	0.1	0.3	-
		5.3	4.7	3.6	0.4	-	1.0	0.4	0.3	-
Senior unsecured	Externally issued	21.7	-	-	-	-	-	-	-	-
Senior unsecured	Internally issued	-	11.4	6.5	1.4	0.5	3.1	-	-	0.3
		21.7	11.4	6.5	1.4	0.5	3.1	-	-	0.3
Total outstanding issuance		30.9	19.8	12.7	2.3	0.5	5.0	0.6	0.3	0.6

(1) For AT1 & Tier 2, the balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2) Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3) Internal issuance for NWB Plc, RBS plc and UBIDAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4) The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries
(5) The above table does not include CET1 numbers.
(6) NWM Securities Inc - regulated under US broker dealer rules.
(7) RBS International limited - MREL resolution rules under consultation in Jersey.

Capital, liquidity and funding risk continued

Roll-off profile

The following table illustrates the roll-off profile and weighted average spreads of NatWest Group's major wholesale funding programmes.

	As at and for year	Roll-off profile					
Senior debt roll-off profile (1)	ended 31 December 2023	H1 2024	H2 2024	2025	2026	2027 & 2028	2029 & later
NatWest Group plc							
- amount (£m)	21,660	-	-	2,865	4,385	5,727	8,683
- weighted average rate spread (bps)	182	-	-	176	221	167	173
NWM Plc							
- amount (£m)	20,338	4,014	2,362	5,611	3,785	3,841	725
- weighted average rate spread (bps)	42	69	31	49	41	(7)	122
NatWest Bank Plc							
- amount (£m)	6,008	5,042	966	-	-	-	-
- weighted average rate spread (bps)	36	34	46	-	-	-	-
NWM N.V.							
- amount (£m)	2,193	948	959	65	77	-	144
- weighted average rate spread (bps)	(69)	(115)	(62)	(49)	106	-	94
Covered bonds							
- amount (£m)	2,122	2,122	-	-	-	-	-
- weighted average rate spread (bps)	158	158	-	-	-	-	-
Total notes issued - amount (£m)	52,321	12,126	4,287	8,541	8,247	9,568	9,552
Weighted average rate spread (bps)	99	55	14	91	137	99	168
Subordinated debt instruments roll-off profile (2)							
NatWest Group plc (£m)	5,318	417	574	957	919	1,909	542
NWM Plc (£m)	20	-	-	-	18	-	2
NWM N.V. (£m)	255	-	-	-	-	-	255
Total (£m)	5,593	417	574	957	937	1,909	799

(1) Based on final contractual instrument maturity.
(2) Based on first call date of instrument, however this does not indicate NatWest Group's strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance.
(3) The weighted average spread reflects the average net funding cost to NatWest Group and is calculated on an indicative basis and are quoted over term SONIA at the time of issuance.
(4) The roll-off table is based on sterling-equivalent balance sheet values.

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets.

	2023			2022 (7)		
	NatWest Group (1) £m	NWH Group (2) £m	UK DoL Sub £m	NatWest Group £m	NWH Group £m	UK DoL Sub £m
Cash and balances at central banks	99,855	68,495	67,954	142,011	108,047	104,606
High quality government/MDB/PSE and GSE bonds (4)	36,250	26,510	26,510	22,141	11,921	11,714
Extremely high quality covered bonds	4,164	4,164	4,164	2,093	2,092	1,812
LCR level 1 Eligible Assets	140,269	99,169	98,628	166,245	122,060	118,132
LCR level 2 Eligible Assets (5)	7,796	7,320	7,320	2,401	2,072	2,032
Primary liquidity (HQLA) (6)	148,065	106,489	105,948	168,646	124,132	120,164
Secondary liquidity	74,722	74,683	74,683	63,917	63,849	63,849
Total liquidity value	222,787	181,172	180,631	232,563	187,981	184,013

(1) NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc and Coutts & Co) NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2) NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3) NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Annual Report and Accounts.
(4) Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(5) Includes Level 2A and Level 2B.
(6) High-quality liquid assets abbreviated to HQLA.
(7) Comparative periods have been re-presented on an LCR basis in line with the Liquidity portfolio definition as of 31 December 2023

Capital, liquidity and funding risk continued

Funding sources (audited)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	2023			2022		
	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m	Short-term less than 1 year £m	Long-term more than 1 year £m	Total £m
Bank Deposits						
Repos	**3,118**	**-**	**3,118**	1,446	-	1,446
Other bank deposits (1)	**5,836**	**13,236**	**19,072**	6,353	12,642	18,995
	8,954	**13,236**	**22,190**	7,799	12,642	20,441
Customer Deposits						
Repos	**10,844**	**-**	**10,844**	9,575	254	9,829
Non-bank financial institutions	**46,875**	**13**	**46,888**	50,226	9	50,235
Personal	**216,456**	**6,436**	**222,892**	224,706	1,209	225,915
Corporate	**150,718**	**35**	**150,753**	164,314	25	164,339
	424,893	**6,484**	**431,377**	448,821	1,497	450,318
Trading liabilities (2)						
Repos (3)	**26,634**	**268**	**26,902**	23,740	-	23,740
Derivatives collateral	**15,075**	**-**	**15,075**	17,680	-	17,680
Other bank and customer deposits	**768**	**382**	**1,150**	413	654	1,067
Debt securities in issue - Medium term notes	**418**	**288**	**706**	54	743	797
	42,895	**938**	**43,833**	41,887	1,397	43,284
Other financial liabilities						
Customer deposits	**194**	**1,086**	**1,280**	253	797	1,050
Debt securities in issue:						
Commercial paper and certificates of deposit	**11,116**	**205**	**11,321**	5,587	85	5,672
Medium term notes	**6,878**	**32,625**	**39,503**	6,934	31,750	38,684
Covered bonds	**2,122**	**-**	**2,122**	804	2,038	2,842
Securitisation	**-**	**863**	**863**	-	859	859
	20,310	**34,779**	**55,089**	13,578	35,529	49,107
Subordinated liabilities	**1,047**	**4,667**	**5,714**	974	5,286	6,260
Total funding	**498,099**	**60,104**	**558,203**	513,059	56,351	569,410
Of which: available in resolution (4)	**-**	**-**	***26,561***	-	-	*24,899*

(1) Includes £12.0 billion (2022 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2) Excludes short positions of £9.8 billion (2022 – £9.5 billion).
(3) Comprises central & other bank repos of £4.0 billion (2022 – £1.6 billion), other financial institution repos of £20.4 billion (2022 – £19.4 billion) and other corporate repos of £2.5 billion (2022 – £2.7 billion).
(4) Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £21.7 billion (2022 – £20.0 billion) under debt securities in issue (senior MREL) and £4.9 billion (2022 – £4.9 billion) under subordinated liabilities.

Capital, liquidity and funding risk continued

Contractual maturity (audited)

This table shows the residual maturity of financial instruments, based on contractual date of maturity of NatWest Group's banking activities, including hedging derivatives. Trading activities, comprising mandatory fair value through profit or loss (MFVTPL) assets and held-for-trading (HFT) liabilities have been excluded from the maturity analysis and are shown in total in the table below.

	Banking activities										
2023	Less than 1 months £m	1-3 months £m	3-6 months £m	6 months-1 year £m	Subtotal £m	1-3 years £m	3-5 years £m	More than 5 years £m	Total £m	Trading activities £m	Total £m
Cash and balances at central banks	104,262	-	-	-	104,262	-	-	-	104,262	-	104,262
Trading assets	-	-	-	-	-	-	-	-	-	45,551	45,551
Derivatives	(1)	(4)	(5)	(4)	(14)	42	84	1	113	78,791	78,904
Settlement balances	7,231	-	-	-	7,231	-	-	-	7,231	-	7,231
Loans to banks - amortised cost	5,120	90	1,429	11	6,650	14	250	-	6,914	-	6,914
Loans to customers - amortised cost (1)	34,507	20,130	13,602	23,299	91,538	60,679	43,477	189,266	384,960	-	384,960
Personal	4,643	2,337	3,201	6,133	16,314	23,138	21,203	162,890	223,545	-	223,545
Corporate	19,226	4,551	4,569	7,787	36,133	28,661	20,020	24,679	109,493	-	109,493
Non-bank financial institutions	10,638	13,242	5,832	9,379	39,091	8,880	2,254	1,697	51,922	-	51,922
Other financial assets	2,278	1,835	2,669	2,920	9,702	10,929	10,815	18,948	50,394	708	51,102
Total financial assets	153,397	22,051	17,695	26,226	219,369	71,664	54,626	208,215	553,874	125,050	678,924
2022											
Total financial assets	187,577	18,259	16,461	25,223	247,520	68,679	50,450	187,808	554,457	145,766	700,223

(1) Loans to customers excludes £3.5 billion (2022 - £3.3 billion) of impairment provisions.

Capital, liquidity and funding risk continued

Contractual maturity (audited)

	Banking activities										
2023	Less than 1 months £m	1-3 months £m	3-6 months £m	6 months - 1 year £m	Subtotal £m	1-3 years £m	3-5 years £m	More than 5 years £m	Total £m	Trading activities £m	Total £m
Bank deposits excluding repos	**4,822**	**217**	**527**	**270**	**5,836**	**5,036**	**8,200**	**-**	**19,072**	**-**	**19,072**
Bank repos	**2,649**	**469**	**-**	**-**	**3,118**	**-**	**-**	**-**	**3,118**	**-**	**3,118**
Customer repos	**8,287**	**32**	**2,029**	**496**	**10,844**	**-**	**-**	**-**	**10,844**	**-**	**10,844**
Customer deposits excluding repos	**364,492**	**20,485**	**13,501**	**15,571**	**414,049**	**6,456**	**9**	**19**	**420,533**	**-**	**420,533**
Personal	**193,523**	**4,574**	**6,163**	**12,196**	**216,456**	**6,433**	**3**	**-**	**222,892**	**-**	**222,892**
Corporate	**129,939**	**11,376**	**6,656**	**2,747**	**150,718**	**13**	**3**	**19**	**150,753**	**-**	**150,753**
Non-bank financial institutions	**41,030**	**4,535**	**682**	**628**	**46,875**	**10**	**3**	**-**	**46,888**	**-**	**46,888**
Settlement balances	**6,645**	**-**	**-**	**-**	**6,645**	**-**	**-**	**-**	**6,645**	**-**	**6,645**
Trading liabilities	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**53,636**	**53,636**
Derivatives	**14**	**14**	**23**	**63**	**114**	**125**	**20**	**10**	**269**	**72,126**	**72,395**
Other financial liabilities	**2,797**	**5,918**	**6,379**	**5,216**	**20,310**	**17,496**	**12,590**	**4,693**	**55,089**	**-**	**55,089**
CPs and CDs	**1,673**	**3,222**	**3,860**	**2,361**	**11,116**	**205**	**-**	**-**	**11,321**	**-**	**11,321**
Medium term notes	**50**	**2,674**	**1,416**	**2,738**	**6,878**	**16,188**	**11,953**	**4,484**	**39,503**	**-**	**39,503**
Covered bonds	**1,047**	**-**	**1,075**	**-**	**2,122**	**-**	**-**	**-**	**2,122**	**-**	**2,122**
Securitisations	**-**	**-**	**-**	**-**	**-**	**297**	**377**	**189**	**863**	**-**	**863**
Customer deposits DFV	**27**	**22**	**28**	**117**	**194**	**806**	**260**	**20**	**1,280**	**-**	**1,280**
Subordinated liabilities	**-**	**43**	**431**	**573**	**1,047**	**1,877**	**1,874**	**916**	**5,714**	**-**	**5,714**
Notes in circulation	**3,237**	**-**	**-**	**-**	**3,237**	**-**	**-**	**-**	**3,237**	**-**	**3,237**
Lease liabilities	**14**	**17**	**24**	**47**	**102**	**156**	**94**	**318**	**670**	**-**	**670**
Total financial liabilities	**392,957**	**27,195**	**22,914**	**22,236**	**465,302**	**31,146**	**22,787**	**5,956**	**525,191**	**125,762**	**650,953**
2022											
Total financial liabilities	436,251	19,253	12,620	8,483	476,607	26,194	20,782	9,023	532,606	146,723	679,329

Capital, liquidity and funding risk continued

Senior notes and subordinated liabilities - residual maturity profile by instrument type (audited)

The table below shows NatWest Group's debt securities in issue and subordinated liabilities by residual maturity.

	Trading liabilities	Other financial liabilities						
		Debt securities in issue						
	Debt securities in issue MTNs	Commercial paper and CDs	MTNs	Covered bonds	Securitisation	Subordinated liabilities	Total	Total notes in issue
2023	£m	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	**418**	**11,116**	**6,878**	**2,122**	**-**	**1,047**	**21,163**	**21,581**
1-3 years	**48**	**205**	**16,188**	**-**	**297**	**1,877**	**18,567**	**18,615**
3-5 years	**-**	**-**	**11,953**	**-**	**376**	**1,874**	**14,203**	**14,203**
More than 5 years	**240**	**-**	**4,484**	**-**	**190**	**916**	**5,590**	**5,830**
Total	**706**	**11,321**	**39,503**	**2,122**	**863**	**5,714**	**59,523**	**60,229**
2022								
Less than 1 year	54	5,587	6,934	804	-	974	14,299	14,353
1-3 years	475	73	15,161	2,038	296	2,195	19,763	20,238
3-5 years	35	12	9,989	-	375	1,458	11,834	11,869
More than 5 years	233	-	6,600	-	188	1,633	8,421	8,654
Total	797	5,672	38,684	2,842	859	6,260	54,317	55,114

The table below shows the currency breakdown.

	GBP	USD	EUR	Other	Total
2023	£m	£m	£m	£m	£m
Commercial paper and CDs	**4,599**	**3,015**	**3,707**	**-**	**11,321**
MTNs	**4,421**	**17,214**	**15,496**	**3,078**	**40,209**
Covered bonds	**1,047**	**-**	**1,075**	**-**	**2,122**
Securitisation	**863**	**-**	**-**	**-**	**863**
Subordinated liabilities	**2,675**	**1,551**	**1,488**	**-**	**5,714**
Total	**13,605**	**21,780**	**21,766**	**3,078**	**60,229**
2022					
	10,897	22,399	19,050	2,768	55,114

Capital, liquidity and funding risk continued

Funding gap: maturity and segment analysis

The contractual maturity of loans to customers and customer deposits are shown below. The table demonstrates the maturity transformation role being performed by NatWest Group of lending long-term whilst relying largely on short-term funding. This is possible as the behavioural profiles of many customer deposits, which tend to be repayable on demand, show longer maturity and greater stability than their contractual agreements.

NatWest Group forms expectations on customer behaviours through both qualitative and quantitative techniques, incorporating observed customer behaviours over historic time periods, which includes the more recent periods of interest rate change. Customer behaviour assumptions are approved by the Natwest Group Balance Sheet Committee and have been used to prepare the funding gap analysis, which reduces maturity mismatch across the periods shown.

	Contractual maturity												Behavioural maturity			
	Loans to customers (1)				Customer deposits				Net surplus/(gap)				Net surplus/(gap)			
2023	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn	Less than 1 year £bn	1-5 years £bn	Greater than 5 years £bn	Total £bn
Retail Banking	**12**	**41**	**152**	**205**	**182**	**6**	**-**	**188**	**170**	**(35)**	**(152)**	**(17)**	**(5)**	**(6)**	**(6)**	**(17)**
Private Banking	**3**	**6**	**9**	**18**	**38**	**-**	**-**	**38**	**35**	**(6)**	**(9)**	**20**	**16**	**6**	**(2)**	**20**
Commercial & Institutional	**51**	**58**	**28**	**137**	**199**	**1**	**-**	**200**	**148**	**(57)**	**(28)**	**63**	**15**	**50**	**(2)**	**63**
Central items & other	**-**	**-**	**-**	**-**	**2**	**-**	**-**	**2**	**2**	**-**	**-**	**2**	**2**	**-**	**-**	**2**
Total	**66**	**105**	**189**	**360**	**421**	**7**	**-**	**428**	**355**	**(98)**	**(189)**	**68**	**28**	**50**	**(10)**	**68**
2022																
Total	73	103	180	356	450	2	-	452	377	(101)	(180)	96	12	74	10	96

(1) Loans to customers and customer deposits include trading assets and trading liabilities respectively and excludes reverse repos and repos.

- The net customer funding surplus has decreased by £28 billion during 2023 to £68 billion driven by a £24 billion decline in deposits and a £4 billion increase in loans to customers.
- During 2023 there was a change in the customer deposit mix with a shift from instant access and current account to term products, with additional prudence applied to customer account depositor behavioural assumptions.

Encumbrance (audited)

NatWest Group evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

NatWest Group categorises its assets into four broad groups, those that are:

- Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.
- Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.
- Ring-fenced to meet regulatory requirements, where NatWest Group has in place an operational continuity in resolution (OCIR) investment mandate wherein the PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads.
- Unencumbered. In this category, NatWest Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing. Programmes to manage the use of assets to actively support funding are established within UK DoLSub and NatWest Markets Plc.

Capital, liquidity and funding risk continued

Balance sheet encumbrance

The table shows the retained encumbered assets of NatWest Group.

	Encumbered as a result of transactions with counterparties other than central banks					Unencumbered assets not pre-positioned with central banks				
	Covered debts	SFT, derivatives and other (1,2)	Total	Pre-positioned & encumbered assets held at central banks	Collateral ring-fenced to meet regulatory requirement	Readily available	Other available (3)	Cannot be used (4)	Total	Total (5)
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	-	5.1	5.1	-	-	99.2	-	-	99.2	104.3
Trading assets	-	18.9	18.9	-	-	2.5	0.5	23.7	26.7	45.6
Derivatives								78.9	78.9	78.9
Settlement balances								7.2	7.2	7.2
Loans to banks - amortised cost	-	0.1	0.1	-	-	5.3	0.7	0.8	6.8	6.9
Loans to customers - amortised cost (6)	13.4	0.3	13.7	112.0	-	84.9	122.3	48.5	255.7	381.4
Other financial assets (7)	-	15.3	15.3	-	1.9	31.9	0.3	1.7	33.9	51.1
Intangible assets								7.6	7.6	7.6
Other assets	-	-	-	-	-	-	2.5	6.3	8.8	8.8
Assets of disposal groups (8)	-	-	-	-	-	-	-	0.9	0.9	0.9
Total assets	**13.4**	**39.7**	**53.1**	**112.0**	**1.9**	**223.8**	**126.3**	**175.6**	**525.7**	**692.7**
2022										
Total assets	11.5	33.8	45.3	99.9	1.8	260.1	127.1	185.8	573.0	720.0

(1) Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities.
(2) Derivative cash collateral of £9.9 billion (2022 - £13 billion) has been included in the encumbered assets.
(3) Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be pre-positioned with central banks but have not been subject to internal and external documentation review and diligence work.
(4) Cannot be used includes:
  a) Derivatives, reverse repurchase agreements and trading related settlement balances.
  b) Non-financial assets such as intangibles, prepayments and deferred tax.
  c) Loans that are not encumbered and cannot be pre-positioned with central banks on criteria set by the central banks, including those relating to date of origination and level of documentation.
  d) Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(5) In accordance with market practice, NatWest Group employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos.
(6) The pre-positioned and encumbered assets held at central banks of £112.0 billion includes the encumbered residential mortgages of £21.6 billion. £70.9 billion of residential UK mortgages are included in £84.9 billion readily available loans to customers.
(7) Other financial assets under SFT, derivatives and other include £0.5 billion of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.
(8) The majority of UBIDAC assets are in contracted loan sale agreements as part of its phased withdrawal strategy and are unavailable for any alternative contingent liquidity arrangements. UBIDAC has in place a committed unsecured liquidity line from NatWest Bank to support the withdrawal.

Market risk

NatWest Group is exposed to non-traded market risk through its banking activities and to traded market risk through its trading activities. Non-traded and traded market risk exposures are managed and discussed separately. The non-traded market risk section begins below. The traded market risk section begins on page 269. Pension-related activities also give rise to market risk. Refer to page 274 for more information on risk related to pensions.

Non-traded market risk

Definition (audited)

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Sources of risk (audited)

The key sources of non-traded market risk are interest rate risk, credit spread risk, foreign exchange risk, equity risk and accounting volatility risk. For detailed qualitative and quantitative information on each of these risk types, refer to the separate sub-sections following the VaR table below.

Key developments in 2023

- In the UK, the Bank of England base rate rose from 3.50% at 31 December 2022 to 5.25% at 31 December 2023 as inflation pressures persisted in the short term. However, the five-year sterling overnight index interest rate swap rate rose from 4.10% at 31 December 2022 to a peak of 5.37% in the third quarter of 2023, but fell back to 3.38% at 31 December 2023. The corresponding ten-year rate rose from 3.75% at 31 December 2022 to a peak of 4.68% in the third quarter of 2023, but fell back to 3.29% at 31 December 2023.
- Overall, non-traded market risk VaR increased in 2023, on both an average and period-end basis. This was driven by an increase in credit spread VaR, notably in the second half of the year, reflecting increased holdings of bonds in the liquidity portfolio. Interest rate VaR fell slightly in H2, driven by a reduction in the interest rate-sensitive position, particularly in sterling. By the end of 2023, credit spread risk had replaced interest rate risk as the main driver of non-traded market risk VaR.
- NatWest Group's structural hedge notional reduced to £207 billion at 31 December 2023 from £231 billion at 31 December 2022 mainly as a result of lower current account and instant access savings deposits. This also reflected the impact of changes in the deposit mix, whereby customers have moved balances into fixed-term savings accounts. Higher swap rates were reflected in a higher yield on the structural hedge, which rose from 0.98% in 2022 to 1.47% in 2023.
- The sensitivity of net interest earnings to a 25-basis-point upward shift in the yield curve was a cumulative £760 million over three years at 31 December 2023, compared to £893 million at 31 December 2022. The main contributors to the reduced sensitivity were lower volumes of managed margin deposits and current accounts, which included the migration to fixed-term savings accounts.
- Sterling strengthened against the US dollar, to 1.27 at 31 December 2023 compared to 1.21 at 31 December 2022. It also strengthened against the euro, to 1.15 at 31 December 2023 compared to 1.13 at 31 December 2022. Net investments in foreign operations decreased by £1.8 billion in sterling equivalent terms over the year, mainly reflecting the UBIDAC wind-down. However, after hedging, residual structural foreign currency exposures were broadly stable, decreasing, in sterling equivalent terms, by £0.2 billion.

Governance (audited)

Responsibility for identifying, measuring, monitoring and controlling market risk arising from non-trading activities lies with the relevant business. Oversight is provided by the independent Risk function.

Risk positions are reported regularly to the Executive Risk Committee, the Board Risk Committee, and the Board as well as to the Asset & Liability Management Committee. Non-traded market risk policy sets out the governance and risk management framework.

Risk appetite

NatWest Group's qualitative appetite is set out in the non-traded market risk appetite statement.

Its quantitative appetite is expressed in terms of value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments. To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set and are actively managed.

The risk appetite statements and associated measures are reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy. For further information on risk appetite and risk controls, refer to pages 175 and 176.

Market risk continued

Risk measurement

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book value-at-risk (VaR) at a 99% confidence level, split by risk type. VaR values for each year are calculated based on one-day values for each of the 12 month-end reporting dates.

NatWest Group's VaR metrics are explained on page 271. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table.

	2023				2022			
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	**38.0**	**63.2**	**24.6**	**24.6**	30.4	60.7	7.6	37.7
Credit spread	**33.1**	**54.2**	**20.9**	**54.2**	36.3	86.6	19.9	20.3
Structural foreign exchange rate	**11.2**	**13.6**	**8.4**	**12.1**	8.9	11.3	6.1	11.3
Equity	**14.2**	**19.0**	**10.4**	**10.4**	18.1	22.2	13.7	14.7
Pipeline risk (1)	**3.3**	**7.1**	**1.4**	**7.1**	1.5	4.5	0.3	2.4
Diversification (2)	**(34.4)**			**(29.9)**	(36.9)			(34.9)
Total	**65.4**	**83.4**	**52.1**	**78.5**	58.3	91.2	45.5	51.5

(1) Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

- Overall, non-traded market risk VaR increased in 2023, on both an average and period-end basis. This was driven by an increase in credit spread VaR, notably in the second half of the year, reflecting increased holdings of bonds in the liquidity portfolio.
- Interest rate VaR fell slightly in H2, driven by a reduction in the interest-rate-sensitive position, particularly in sterling.
- By the end of 2023, credit spread risk had replaced interest rate risk as the main driver of non-traded market risk VaR.

Market risk continued

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products with differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches can give rise to volatility in net interest income as interest rates vary.

NTIRR comprises the following three primary risk types:

- Gap risk: arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).
- Basis risk: captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.
- Option risk: arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where NatWest Group or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk.

To manage exposures within its risk appetite, NatWest Group aggregates interest rate positions and hedges its residual exposure, primarily with interest rate swaps.

Structural hedging aims to reduce gap risk and the sensitivity of earnings to interest rate shocks. It also provides some protection against prolonged periods of falling rates. Structural hedging is explained in greater detail below, followed by information on how NatWest Group measures NTIRR from both an economic value-based and an earnings-based perspective.

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and savings, in addition to its equity and reserves. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group's equity capital.

The table below shows hedge income, total yield, incremental income and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group. Hedge income represents the fixed leg of the hedge, while incremental income represents the difference between hedge income and short-term cash rates. Both years are presented on a revised basis of preparation vs. the 2022 Annual Report and Accounts. UBIDAC is no longer included. In addition, the 'Other' category is no longer used: hedges booked in Coutts & Co. have now been allocated between product hedges and equity hedges, while hedges booked in RBS International have been allocated to product hedges.

	2023					2022				
	Incremental income (1) £m	Hedge income £m	Period end notional £bn	Average notional £bn	Total yield %	Incremental income (1) £m	Hedge income £m	Period end notional £bn	Average notional £bn	Total yield %
Equity	(611)	418	22	22	1.87	63	372	23	22	1.72
Product	(6,321)	2,822	185	199	1.42	(1,074)	1,780	208	197	0.90
Total	(6,932)	3,240	207	221	1.47	(1,011)	2,152	231	219	0.98

(1) Incremental income represents the difference between hedge income and an unhedged return that is based on short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

Equity structural hedges refer to income allocated primarily to equity and reserves. At 31 December 2023, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 78%/22% respectively.

Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current account and savings balances in Commercial & Institutional, Retail Banking and Private Banking.

At 31 December 2023, approximately 94% by notional of total structural hedges were sterling-denominated.

Market risk continued

- The structural hedge period-end notional fell, mainly due to lower volumes of current account and managed rate savings deposits. This also reflected the impact of changes in the deposit mix, whereby customers have moved balances into fixed-term savings accounts.
- The five-year sterling swap rate fell to 3.38% at 31 December 2023 from 4.10% at 31 December 2022. The ten-year sterling swap rate also fell, to 3.29% from 3.75%. The structural hedge yield rose to 1.47% in 2023 from 0.98% in 2022.
- Hedge income rose by £1,088 million to £3,240 million from £2,152 million. Despite the increase in hedge income, incremental income fell. This illustrates the relative stability of hedge income compared to an unhedged portfolio that would earn short-term cash rates. Compared to the 49-basis-point increase in the structural hedge total yield, SONIA increased 176 basis points to 5.19% at 31 December 2023 from 3.43% at 31 December 2022.

The following table presents the incremental income associated with product structural hedges at segment level.

	2023 £m	2022 £m
Retail Banking	**(2,644)**	(463)
Commercial & Institutional	**(3,213)**	(537)
Private Banking & Other	**(464)**	(74)
Total	**(6,321)**	(1,074)

NTIRR can be measured using value-based or earnings-based approaches. Value-based approaches measure the change in value of the balance sheet assets and liabilities including all cash flows. Earnings-based approaches measure the potential impact on the income statement of changes in interest rates over a defined horizon, generally one to three years.

NatWest Group uses VaR as its value-based approach and sensitivity of net interest earnings as its earnings-based approach.

These two approaches provide complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the net interest earnings sensitivity approach may incorporate assumptions about how NatWest Group and its customers will respond to a change in the level of interest rates. In contrast, the VaR approach measures the sensitivity of the balance sheet at a point in time. Capturing all cash flows, VaR also highlights the impact of duration and repricing risks beyond the one-to-three-year period shown in earnings sensitivity calculations.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

NatWest Group's standard VaR metrics – which assume a time horizon of one trading day and a confidence level of 99% – are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations from the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities. Behavioural assumptions are applied as appropriate.

The non-traded interest rate risk VaR metrics for NatWest Group's retail and commercial banking activities are included in the banking book VaR table presented earlier in this section. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities.

It also includes any mismatch between the maturity profile of external hedges and NatWest Group's target maturity profile for the hedge.

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 31 December 2023 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

Market risk continued

Three-year 25-basis-point sensitivity table

The table below shows the sensitivity of net interest earnings – for both structural hedges and managed rate accounts – on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

In all scenarios, yield curves are assumed to move in parallel. For more information and assumptions relating to this and the following table, refer to the previous page.

	+25 basis points upward shift			-25 basis points downward shift		
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
2023	£m	£m	£m	£m	£m	£m
Structural hedges	44	138	227	(44)	(138)	(227)
Managed margin	120	117	114	(125)	(121)	(105)
Total	164	255	341	(169)	(259)	(332)
2022						
Structural hedges	50	158	260	(50)	(158)	(260)
Managed margin	148	141	136	(170)	(140)	(129)
Total	198	299	396	(220)	(298)	(389)

(1) Earnings sensitivity considers only the main drivers, namely structural hedging and margin management.

- The overall reduction in the sensitivity of net interest income earnings in all scenarios mainly reflects lower managed rate deposit and current account volumes. This includes changes in the deposit mix, whereby customers have moved balances into fixed-term savings from managed-rate savings accounts.

One-year 25 and 100-basis-point sensitivity table

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.

	2023				2022			
	Shifts in yield curve				Shifts in yield curve			
	+25 basis points	-25 basis points	+100 basis points	-100 basis points	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m	£m	£m		£m
Euro	**7**	**(11)**	**38**	**(45)**	13	(12)	48	(50)
Sterling	**138**	**(139)**	**504**	**(577)**	172	(194)	698	(784)
US dollar	**14**	**(14)**	**54**	**(56)**	10	(11)	42	(53)
Other	**5**	**(5)**	**21**	**(22)**	3	(3)	13	(16)
Total	**164**	**(169)**	**617**	**(700)**	198	(220)	801	(903)

Market risk continued

Sensitivity of fair value through other comprehensive income (FVOCI) portfolios and cash flow hedging reserves to interest rate movements

NatWest Group holds most of the bonds in its liquidity portfolio at fair value and the bonds are generally classified as FVOCI for accounting purposes. Valuation changes arising from unexpected movements in market rates are initially recognised in FVOCI reserves.

Interest rate swaps are used to implement the structural hedging programme and also hedging of some personal and commercial lending portfolios, primarily fixed-rate mortgages. Generally, these swaps are booked in cash flow hedge accounting relationships. Changes in the valuation of swaps that are in effective cash flow hedge accounting relationships are recognised in cash flow hedge reserves.

The table below shows the sensitivity of bonds initially classified as FVOCI and swaps subject to cash flow hedge accounting to a parallel shift in all rates. Valuation changes affecting interest rate swaps that hedge bonds in the liquidity portfolio are also included. Where FVOCI bonds and swaps are booked in fair value hedge accounting relationships, the valuation change affecting both instruments would be recognised in the income statement. Cash flow hedges are assumed to be fully effective.

Note that the effectiveness of cash flow and fair value hedge relationships is monitored and regularly tested in accordance with IFRS requirements. Note also that valuation changes affecting the cash flow hedge reserve affect tangible net asset value, but would not be expected to affect CET1 capital.

	2023				2022			
	+25 basis points	-25 basis points	+100 basis points	-100 basis points	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m	£m	£m	£m	£m
FVOCI reserves	**(1)**	**1**	**(10)**	**(1)**	(3)	2	(13)	5
Cash flow hedge reserves	**(251)**	**254**	**(981)**	**1,041**	(278)	281	(1,097)	1,138
Total	**(252)**	**255**	**(991)**	**1,040**	(281)	283	(1,110)	1,143

– The sensitivity of FVOCI and cash flow hedge reserves was broadly stable in 2023 compared to 2022. The movement in cash flow hedge reserves in 2023 is shown in the statement of changes in equity on page 301.

Credit spread risk

Credit spread risk arises from the potential adverse economic impact of a change in the spread between bond yields and swap rates, where the bond portfolios are accounted at fair value through other comprehensive income.

NatWest Group's bond portfolios primarily comprise high-quality securities maintained as a liquidity buffer to ensure it can continue to meet its obligations in the event that access to wholesale funding markets is restricted. Additionally, other high-quality bond portfolios are held for collateral purposes and to support payment systems.

Credit spread risk is monitored daily through sensitivities and VaR measures (refer to the non-traded market risk VaR table earlier in this section). Exposures and limit utilisations are reported to senior management on a regular basis. Dealing mandates in place for the bond portfolios further mitigate the risk by imposing constraints by duration, asset class and credit rating.

Foreign exchange risk

Non-traded foreign exchange risk arises from three main sources:

- Structural foreign exchange rate risk – mainly arises from the capital deployed in foreign subsidiaries and branches.
- Transactional foreign exchange rate risk – arises from customer transactions and profits and losses that are in a currency other than the functional currency.
- Forecast earnings or costs in foreign currencies – NatWest Group assesses its potential exposure to forecast foreign currency income and expenses. NatWest Group hedges forward some forecast expenses.

The most material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries and branches. These exposures are assessed and managed to predefined risk appetite levels under delegated authority agreed by the CFO with support from the Asset & Liability Management Committee. NatWest Group seeks to limit the potential volatility impact on its CET1 ratio from exchange rate movements by deliberately maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in other comprehensive income and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio.

The sensitivity of this ratio to exchange rates is monitored monthly and reported to the Asset & Liability Management Committee at least quarterly. Foreign exchange exposures arising from customer transactions are hedged by businesses on a regular basis in line with NatWest Group policy.

Market risk continued

Foreign exchange risk

The table below shows structural foreign currency exposures.

2023	Net investments in foreign operations £m	Net investment hedges £m	Structural foreign currency exposures pre-economic hedges £m	Economic hedges (1) £m	Residual structural foreign currency exposures £m
US dollar	**1,185**	**(228)**	**957**	**(957)**	**-**
Euro	**4,475**	**(2,585)**	**1,890**	**-**	**1,890**
Other non-sterling	**963**	**(429)**	**534**	**-**	**534**
Total	**6,623**	**(3,242)**	**3,381**	**(957)**	**2,424**
2022					
US dollar	1,278	(303)	975	(975)	-
Euro	6,189	(4,164)	2,025	-	2,025
Other non-sterling	996	(431)	565	-	565
Total	8,463	(4,898)	3,565	(975)	2,590

(1) Economic hedges of US dollar net investments in foreign operations represent US dollar AT1 equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available, but they are accounted for at historical cost under IFRS until redemption.

- The reduction in both net investments in foreign operations and net investment hedges mainly reflected the wind-down of UBIDAC.
- Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure pre economic hedges. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

Equity risk (audited)

Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity positions are carried on the balance sheet at fair value based on market prices where available. Equity positions may take the form of shares that are publicly listed on a recognised exchange, such as NatWest Group's investment in Permanent TSB, privately owned investments such as the investment in Vodeno and shareholdings in industry participations including SWIFT. Further disclosure of NatWest Group's investments in equity shareholdings, fair value gains and losses and valuation techniques may be found in the notes to the consolidated financial statements.

Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the CFO with support from the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature are taken by authorised persons with delegated authority.

Non-traded equity value at risk is monitored monthly and capital allocation to the risk is included in NatWest Group's annual Internal Capital Adequacy Assessment Process (ICAAP).

Accounting volatility risk

Accounting volatility risk arises when an exposure is accounted for at amortised cost but economically hedged by a derivative that is accounted for at fair value. Although this is not an economic risk, the difference in accounting between the exposure and the hedge creates volatility in the income statement.

Accounting volatility can be mitigated through hedge accounting. However, residual volatility will remain in cases where accounting rules mean that hedge accounting is not an option, or where there is some hedge ineffectiveness. Accounting volatility risk is reported to the Asset & Liability Management Committee monthly and capitalised as part of the ICAAP.

Market risk continued

Traded market risk

Definition (audited)

Traded market risk is the risk of losses in trading book positions from fluctuations in market variables, such as interest rates, credit spreads, foreign exchange rates, equity prices, implied volatilities and asset correlations.

Sources of risk (audited)

Traded market risk mainly arises from NatWest Group's trading activities. These activities provide a range of financing, risk management and investment services to clients – including corporations and financial institutions – around the world. From a market risk perspective, activities are focused on rates; currencies; and traded credit. NatWest Group undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives.

All material traded market risk resides in NatWest Markets. The key categories are interest rate risk, credit spread risk and foreign currency price risk.

Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section.

Key developments in 2023

- The year was marked by periods of increased market volatility reflecting UK political developments, global inflationary concerns, the ongoing Russia-Ukraine conflict and the Israel–Hamas conflict.
- The significant volatility in Gilts, sterling swaps and inflation entered the rolling window for VaR calculation during 2023. However, traded VaR and SVaR remained within appetite and, on an average basis, at similar levels compared to 2022, aided by NatWest Group's continued disciplined approach to risk-taking.

Governance (audited)

Market risk policy statements set out the governance and risk management framework. Responsibility for identifying, measuring, monitoring and controlling market risk arising from trading activities lies with the relevant trading business. The Market Risk function independently advises on, monitors and challenges the risk-taking activities undertaken by the trading business ensuring these are within the constraints of the market risk framework, policies, and risk appetite statements and measures.

Risk appetite

NatWest Group's qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at NatWest Group level comprise value-at-risk (VaR), stressed value-at-risk (SVaR) and stress-testing. More details on these are provided on the following pages.

For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions. The desk-level mandates comprise qualitative limits related to the product types within the scope of each desk, as well as quantitative metrics specific to the desk's market risk exposures. These additional limits and metrics aim to control various risk dimensions such as exposure size, aged inventory, currency and tenor.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments and recalibrated to ensure that they remain aligned to NatWest Group RWA targets. Limit reviews focus on optimising the alignment between traded market risk exposure and capital usage.

To ensure approved limits are not breached and that NatWest Group remains within its risk appetite, triggers have been set such that if exposures exceed a specified level, action plans are developed by the relevant business and the Market Risk function and implemented. The risk appetite statements and associated measures are reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy. For more detail on risk appetite and risk controls, refer to pages 175 and 176.

Monitoring and mitigation

Traded market risk is identified and assessed by gathering, analysing, monitoring and reporting market risk information at desk, business, business segment and NatWest Group-wide levels. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

Traded market risk exposures are monitored against limits and analysed daily. A daily report summarising the position of exposures against limits at desk, business, business segment and NatWest Group levels is provided to senior management and market risk managers across the function. Limit reporting is supplemented with regulatory capital and stress testing information as well as ad-hoc reporting.

Market risk continued

A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern.

Business profit and loss performance is monitored automatically through loss triggers which, if breached, require a remedial action plan to be agreed between the Market Risk function and the business. The loss triggers are set using both a fall-from-peak approach and an absolute loss level. In addition, regular updates on traded market risk positions are provided to the Executive Risk Committee, the Board Risk Committee and the Board.

Measurement

NatWest Group uses VaR, SVaR and the incremental risk charge (IRC) to capitalise traded market risk. Risks that are not adequately captured by VaR or SVaR are captured by the Risks Not In VaR (RNIV) framework to ensure that NatWest Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses.

The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in trade or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact of large moves in risk factors or the joint impact of two risk factors.

These methods have been designed to capture correlation effects and allow NatWest Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Value-at-risk

For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%.

The internal VaR model – which captures all trading book positions including those products approved by the regulator – is based on a historical simulation, utilising market data from the previous 500 days. During 2023, an update was made to the VaR model to make it more sensitive to recent market conditions, following approval from the PRA.

The model also captures the potential impact of interest rate risk; credit spread risk; foreign currency price risk; equity price risk; and commodity price risk.

When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used.

The performance and adequacy of the VaR model are tested regularly through the following processes:

- Back-testing: Internal and regulatory back-testing is conducted on a daily basis. Information on internal back-testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 Report.
- Ongoing model validation: VaR model performance is assessed both regularly, and on an ad-hoc basis, if market conditions or portfolio profile change significantly.
- Model Risk Management review: As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to page 281. More information relating to pricing and market risk models is presented in the Pillar 3 Report.

Market risk continued

One-day 99% traded internal VaR


25
20
15
10
5
0
£m
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Total Trading VaR
Interest Rate VaR
Credit VaR
FX VaR
Equity VaR

Traded VaR (1-day 99%) (audited)

The table below shows one-day 99% internal VaR for NatWest Group's trading portfolios, split by exposure type.

	2023				2022			
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	**9.8**	**19.3**	**4.3**	**7.4**	7.3	12.6	4.1	9.0
Credit spread	**6.2**	**7.1**	**4.9**	**6.8**	7.8	12.0	6.0	6.4
Currency	**2.3**	**7.0**	**0.9**	**1.8**	3.1	8.0	1.2	1.5
Equity	**-**	**0.1**	**-**	**0.1**	-	0.3	-	-
Diversification (1)	**(7.0)**			**(7.2)**	(7.5)			(6.8)
Total	**11.3**	**20.0**	**6.6**	**8.9**	10.7	15.1	7.2	10.1

(1) NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

- On an average basis, traded VaR remained at similar levels in 2023 compared to 2022.
- The increase in average interest rate VaR, compared to 2022, reflected an increase in curve risk in sterling and euro flow trading.
- The decrease in average credit spread VaR mostly reflected a tightening of credit spreads on the net longer credit profile over the period.

Market risk continued

VaR back-testing

The main approach employed to assess the VaR model's ongoing performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical P&L. For more details on the back-testing approach, refer to the Pillar 3 Report.

The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2023. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypothetical (Hypo) P&L.

	Back-testing exceptions	
	Actual	Hypo
Rates	-	-
Currencies	-	-
Credit	1	1
xVA	-	-

- The back-testing exception was driven by losses in Financials in March 2023 due to increased credit market volatility following the collapse of Silicon Valley Bank.

Stressed VaR (SVaR)

As with VaR, the SVaR methodology produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

A simulation of 99% VaR is run on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. A time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions.

	2023				2022			
	Average £m	Maximum £m	Minimum £m	Period end £m	Average £m	Maximum £m	Minimum £m	Period end £m
Total internal traded SVaR	56	140	28	36	70	206	34	40

- Traded SVaR was, on an average basis, lower in 2023 than in 2022, following the reduction in tenor basis risk in sterling flow trading resulting from the VaR model update in Q3 2022.

Risks Not In VaR (RNIVs)

The RNIV framework is used to identify and quantify market risks that are not fully captured by the internal VaR and SVaR models.

RNIV calculations form an integral part of ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

For further qualitative and quantitative disclosures on RNIVs, refer to the Market risk section of the Pillar 3 Report.

Stress testing

For information on stress testing, refer to page 177.

Incremental risk charge (IRC)

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. For further qualitative and quantitative disclosures on the IRC, refer to the Market risk section of the Pillar 3 Report.

Market risk continued

Market risk – linkage to balance sheet

The table below analyses NatWest Group's balance sheet by non-trading and trading business.

	2023			2022			
	Total £bn	Non-trading business (1) £bn	Trading business (2) £bn	Total £bn	Non-trading business (1) £bn	Trading business (2) £bn	Primary market risk factor
Assets							
Cash and balances at central banks	**104.3**	**104.3**	**-**	144.8	144.8	-	Interest rate
Trading assets	**45.6**	**0.8**	**44.8**	45.6	1.2	44.4	
Reverse repos	**23.7**	**-**	**23.7**	21.5	-	21.5	Interest rate
Securities	**12.0**	**-**	**12.0**	9.9	-	9.9	Interest rate, credit spreads, equity
Other	**9.9**	**0.8**	**9.1**	14.2	1.2	13.0	Interest rate
Derivatives	**78.9**	**1.0**	**77.9**	99.5	1.3	98.2	Interest rate, credit spreads, equity
Settlement balances	**7.2**	**0.9**	**6.3**	2.6	0.2	2.4	Settlement
Loans to banks	**6.9**	**6.8**	**0.1**	7.1	7.0	0.1	Interest rate
Loans to customers	**381.4**	**381.4**	**-**	366.3	366.2	0.1	Interest rate
Other financial assets	**51.1**	**51.1**	**-**	30.9	30.9	-	Interest rate, credit spreads, equity
Intangible assets	**7.6**	**7.6**	**-**	7.1	7.1	-	Interest rate, credit spreads, equity
Other assets	**8.8**	**8.8**	**-**	9.3	9.3	-	
Assets of disposal groups	**0.9**	**0.9**	**-**	6.9	6.9	-	
Total assets	**692.7**	**563.6**	**129.1**	720.1	574.9	145.2	
Liabilities							
Bank deposits	**22.2**	**22.2**	**-**	20.4	20.4	-	Interest rate
Customer deposits	**431.4**	**431.4**	**-**	450.3	450.3	-	Interest rate
Settlement balances	**6.6**	**-**	**6.6**	2.0	-	2.0	Settlement
Trading liabilities	**53.6**	**-**	**53.6**	52.8	-	52.8	
Repos	**26.9**	**-**	**26.9**	23.7	-	23.7	Interest rate
Short positions	**9.8**	**-**	**9.8**	9.5	-	9.5	Interest rate, credit spreads
Other	**16.9**	**-**	**16.9**	19.6	-	19.6	Interest rate
Derivatives	**72.4**	**1.2**	**71.2**	94.0	1.5	92.5	Interest rate, credit spreads
Other financial liabilities	**55.1**	**55.0**	**0.1**	49.1	49.0	0.1	Interest rate
Subordinated liabilities	**5.7**	**5.7**	**-**	6.3	6.3	-	Interest rate
Notes in circulation	**3.2**	**3.2**	**-**	3.2	3.2	-	Interest rate
Other liabilities	**5.3**	**5.3**	**-**	5.5	5.5	-	
Total liabilities	**655.5**	**524.0**	**131.5**	683.6	536.2	147.4	

(1) Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded market risk VaR and fair value calculations. For more information refer to the non-traded market risk section.
(2) Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by NatWest Group to measure market risk are detailed in the traded market risk section.
(3) Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

Pension risk

Definition

Pension risk is defined as the inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme.

Sources of risk

NatWest Group has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The NatWest Group Pension Fund (the Main section) is the largest source of pension risk with £33.6 billion of assets and £26.5 billion of liabilities at 31 December 2023 (2022 – £34.0 billion of assets and £24.7 billion of liabilities). Refer to Note 5 to the consolidated financial statements, for further details on NatWest Group's pension obligations, including sensitivities to the main risk factors.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. NatWest Group is exposed to the risk that the schemes' assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due. In such circumstances, NatWest Group could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

On 16 June 2023, the High Court issued a ruling in respect of Virgin Media v NTL Pension Trustees II Limited (and others) calling into question the validity of rule amendments made to defined benefit pension schemes contracted-out on a Reference Scheme Test basis between 6 April 1997 and 5 April 2016. Amendments to these pension schemes over this time required confirmation from the Scheme Actuary that the Reference Scheme Test would continue to be met. In the absence of such a confirmation, the Rule amendment would be void. Following the review of a selection of amendments judged as material, the liabilities disclosed in Note 5 to the consolidated financial statements include no adjustments for the potential impact of this ruling. Future developments will be kept under review.

Key developments in 2023

- A new contractual agreement was reached with the Trustee of the Main section that assets to the value of the remaining contributions previously due to the Main section in 2023 under the Memorandum of Understanding signed with the Trustee in April 2018, would instead be paid to a Reservoir Trust. During the year, it was agreed with the Trustee to establish a bankruptcy remote Reservoir Trust to hold assets with a value equivalent to £471 million. For further details, refer to Note 5 to the consolidated financial statements.
- During the year, the Trustee of NWM Group's largest scheme, the AA section of the NatWest Group Pension Fund (£551 million of liabilities at 31 December 2023), completed a buy-in transaction, passing all material longevity and investment risk for the section to an insurer. For further details, refer to Note 5 to the consolidated financial statements.
- Notwithstanding the above developments, NatWest Group's exposure to pension risk remained generally stable over the year.

Governance

Chaired by the Chief Financial Officer, the Group Asset & Liability Management Committee is a key component of NatWest Group's approach to managing pension risk. It considers the pension impact of the capital plan for NatWest Group and reviews the performance of NatWest Group's material pension funds and other issues material to NatWest Group's pension strategy. It also considers investment strategy proposals from the Trustee of the Main section. The Board reviews and as appropriate approves any material pension strategy proposals. For further information on governance, refer to page 173.

Risk appetite

NatWest Group maintains an independent view of the risk inherent in its pension funds. NatWest Group has a pension risk appetite statement incorporating defined metrics against which risk is measured that is reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy. Policies and standards are in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy, which sits within the enterprise-wide risk management framework, is also in place and is subject to associated framework controls.

Monitoring and measurement

Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee, whilst the Asset & Liability Management Committee receives updates on the performance of NatWest Group's material pension funds. Relevant pension risk matters are escalated to the Board as applicable. NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year. These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England.

The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes. The results of the stress tests and their consequential impact on NatWest Group's balance sheet, income statement and capital position are incorporated into the overall NatWest Group stress test results. NatWest Bank Plc (a subsidiary of NatWest Group) is the principal employer of the Main section and could be required to fund any deficit that arises.

Mitigation

Following risk mitigation measures taken by the Trustee in recent years, the Main section is now well protected against interest rate and inflation risks and is being run on a low investment risk basis with relatively small equity risk exposure. The Main section also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes.

The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global economy and invests, where return justifies the risk, in sectors that reduce the world's reliance on fossil fuels, or that may otherwise promote environmental benefits. Further details regarding the Main section Trustee's approach to managing climate change risk can be found in its Responsible Ownership Policy, its net zero commitment and its climate disclosures produced on an annual basis, as required by The Occupational Pension Schemes (Climate Change Governance and Reporting) Regulations 2021.

Compliance and conduct risk

Definition

Compliance risk is the risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

Conduct risk is the risk of inappropriate behaviour towards customers, or in the markets in which NatWest Group operates, which leads to poor or inappropriate customer outcomes.

The consequences of failing to meet compliance and/or conduct responsibilities can be significant and could result, for example, in legal action, regulatory enforcement, material financial loss and/or reputational damage.

Sources of risk

Compliance and conduct risks exist across all stages of NatWest Group's relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential inside information.

As set out in Note 26 to the consolidated financial statements, members of NatWest Group are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2023

- Further progress was made on the compliance agenda during 2023. Significant enhancements were made to the compliance and conduct framework with the introduction of numerous new tools to manage the risk profile. These include a compliance and conduct risk directory, new risk standards and toolkits which support NatWest Group to measure and manage compliance accurately and efficiently, and a regulatory compliance operational policy framework to ensure key regulatory requirements are captured. These new tools align with the existing enterprise-wide risk management framework.
- From a conduct risk perspective, the NatWest Group-wide programme made significant progress on implementation of the Consumer Duty requirements by the first regulatory milestone of 31 July 2023. The focus is now on closed book products and services, which is expected to conclude before the end of July 2024.
- The focus on consumer protection and supporting customers with their financial needs continues, especially given the ongoing cost-of-living challenges and their impact on customers in vulnerable situations. For example, NatWest was the first high street bank to offer customers additional support through the Mortgage Charter from July 2023. Vulnerable customer outcomes are also an integral part of our enhanced 'Good Customer Outcome' reporting which was introduced through the Consumer Duty programme.
- In line with a plea agreement with the US Department of Justice regarding historical spoofing conduct by former employees, an independent monitor was appointed in 2022. Throughout 2023, the monitor had extensive engagement with our teams through a range of interviews and detailed information requests. The first report issued by the Monitor included 29 recommendations, with 120 days from receipt to implement them. The second review period is scheduled to commence in March 2024, with the work expected to last at least three years.

Governance

NatWest Group defines appropriate standards of compliance and conduct and ensures adherence to those standards through its risk management framework. To support ongoing oversight of the management of the compliance and conduct risk profile, there are a number of committees in place. These include a Consumer Duty Executive Steering Group and conflicts of interest fora across both the first and second line of defence. Relevant compliance and conduct matters are escalated through the Executive Risk Committee and Board Risk Committee and to the Board as applicable.

Risk appetite

The risk appetite statement and associated measures for compliance and conduct risks are approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

Risk appetite statements articulate the levels of risk that legal entities, businesses and functions work within when pursuing their strategic objectives and business plans.

A range of controls are operated to ensure the business delivers good customer outcomes and are conducted in accordance with legal and regulatory requirements. A suite of risk policies, risk standards and regulatory compliance operational policies addressing compliance and conduct risks set appropriate standards across NatWest Group. Examples of these include those relating to product mis-selling, customers in vulnerable situations, complaints management, cross-border activities and market abuse. Continuous monitoring and targeted assurance are carried out as appropriate.

Monitoring and measurement

Compliance and conduct risks are measured and managed through continuous assessment and regular reporting to NatWest Group's senior risk committees and at Board level. The compliance and conduct risk framework facilitates the consistent monitoring and measurement of compliance with laws and regulations and the delivery of consistently good customer outcomes. The first line of defence is responsible for effective risk identification, reporting and monitoring, with oversight, challenge and review by the second line. Compliance and conduct risk management is also integrated into NatWest Group's strategic planning cycle.

Mitigation

Activity to mitigate the most material compliance and conduct risks is carried out across NatWest Group with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, conflicts of interest management, market conduct surveillance, complaints management, mapping of priority regulatory requirements and independent monitoring activity. Internal policies help support a strong customer focus across NatWest Group.

Financial crime risk

Definition

Financial crime risk is the risk that NatWest Group's products, services, employees and/or third parties are intentionally or unintentionally used to facilitate financial crime in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud.

Sources of risk

Financial crime risk may be present if NatWest Group's customers, employees or third parties undertake or facilitate financial crime, or if NatWest Group's products or services are used intentionally or unintentionally to facilitate such crime. Financial crime risk is an inherent risk across all lines of business.

Key developments in 2023

- Significant investment continued to be made to support delivery of the multi-year transformation plan across financial crime risk management.
- Enhancements were made to technology, data quality, and data analytics to improve the effectiveness of systems used to monitor customers and transactions.
- Financial crime roadshows and events were held throughout the year to further embed financial crime risk management culture and behaviours.
- A centralised hub model and One Bank approach to financial crime risk management was embedded, with hub capabilities further deployed across NatWest Group. This has led to better outcomes, including a consistent understanding of controls and oversight across NatWest Group.
- Active participation in public-private partnerships, including the Joint Money Laundering Intelligence Taskforce.

Governance

The Financial Crime Executive Steering Group, which is jointly chaired by the Chief Risk Officer and the Group Chief Information Officer is the core governance committee for financial crime risk (excluding fraud). It oversees financial crime risk management, operational performance, and transformation matters including decision-making and escalations to the Executive Risk Committee, Board Risk Committee and NatWest Group Executive Committee.

The Fraud Executive Steering Group, which is chaired by the Chief Information Officer, is the core governance committee for fraud. It oversees fraud risk management, operational performance, and investment matters including decision-making and escalations to relevant senior committees.

Risk appetite

There is no appetite to operate in an environment where systems and controls do not enable the effective identification, assessment, monitoring, management and mitigation of financial crime risk. NatWest Group's systems and controls must be comprehensive and proportionate to the nature, scale and complexity of its businesses.

NatWest Group operates a framework with preventative and detective controls designed to mitigate the risk that it could facilitate financial crime. These controls are supported by a suite of policies, procedures and guidance to ensure they operate effectively.

Monitoring and measurement

Financial crime risks are identified and reported through continuous risk management and regular reporting to senior risk committees and the NatWest Group Board. Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within risk appetite.

Mitigation

Through the financial crime framework, relevant policies, systems, processes and controls are used to mitigate and manage financial crime risk. This includes the use of dedicated screening and monitoring systems and controls to identify people, organisations, transactions and behaviours that may require further investigation or other actions. Centralised expertise is available to detect and disrupt threats to NatWest Group and its customers.

Intelligence is shared with law enforcement, regulators and government bodies to strengthen national and international defences against those who would misuse the financial system for criminal motives.

Climate risk

Definition

Climate risk is the threat of financial loss or adverse non-financial impacts associated with climate change and the political, economic and environmental responses to it.

Sources of risk

Physical risks may arise from climate and weather-related events such as heatwaves, droughts, floods, storms and sea level rises. They can potentially result in financial losses, impairing asset values and the creditworthiness of borrowers. NatWest Group could be exposed to physical risks directly by the effects on its property portfolio and, indirectly, by the impacts on the wider economy as well as on the property and business interests of its customers.

Transition risks may arise from the process of adjustment towards a low-carbon economy. Changes in policy, technology and sentiment could prompt reassessment of customers' financial risk and may lead to falls in the value of a large range of assets. NatWest Group could be exposed to transition risks directly through the costs of adaptation within economic sectors and markets as well as supply chain disruption leading to financial impacts on it and its customers. Potential indirect effects include the erosion of NatWest Group's competitiveness, profitability, reputational damage and liability risk.

Key developments in 2023

- NatWest Group continued to enhance its in-house climate risk modelling capabilities, supporting the integration of climate risk within its capital adequacy (ICAAP); impairment (IFRS 9); and risk management processes.
- An end-to-end test of NatWest Group's in-house first-generation corporate transition risk model was completed.
- In parallel with the full roll-out of first-generation qualitative climate risk scorecards for the Commercial & Institutional segment, NatWest Group began development of the second-generation of climate risk scorecards. This involved the expansion of the scorecard methodology to capture quantitative considerations, with initial roll-out scheduled for 2024 on a test-and-learn basis. These scorecards do not drive credit risk decision making as yet.
- NatWest Group improved the oversight of climate-related risk through regular reporting and review of climate risk appetite and associated operational measures, and improved calibration of existing limits to inform monthly risk committee updates.
- An assessment of potential greenwashing risks was undertaken, driven by a hypothetical risk scenario where increased competition in the green finance market led to less efficient product designs and diminished robustness of governance.
- Recognising the inextricable link between climate risk and nature degradation, NatWest Group added nature risk to its climate risk considerations within the risk directory and policy, for consideration from 2024.

Governance

The Board is responsible for monitoring and overseeing climate-related risk within NatWest Group's overall business strategy and risk appetite. The potential impact, likelihood and preparedness of climate-related risk are reported regularly to the Board Risk Committee and the Board.

The Chief Risk Officer shares accountability with the Chief Executive Officer under the Senior Managers and Certification Regime for identifying and managing the financial risks arising from climate change. This includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks, and that NatWest Group can identify, measure, monitor, manage and report on its exposure to these risks.

The Climate Change Executive Steering Group is responsible for overseeing the direction of and progress against NatWest Group's climate-related commitments. During 2023, the Executive Steering Group provided oversight of the second iteration of NatWest Group's Climate transition plan, progression in establishing partnerships and opportunities including oversight of progress against the NatWest Group climate and sustainable funding and financing target and ensuring the effective management of climate-related risks. The Executive Steering Group will continue to supervise strategic implementation and delivery, supported by the Climate Centre of Excellence.

Climate risk continued

Risk appetite

NatWest Group's ambition is to be a leading bank in the UK, helping to address the climate challenge. This ambition is underpinned by activity to at least halve the climate impact of NatWest Group's financing activity by 2030 (against a 2019 baseline) and to achieve net zero by 2050.

Work continued in 2023 to mature NatWest Group's climate-related risk capabilities. Throughout 2023, the Board Risk Committee monitored Board approved quantitative climate risk appetite measures in line with the enterprise-wide risk management framework. These measures provided a heightened focus on balance sheet exposure to financed emissions.

These risk appetite measures were further supplemented during 2023 with additional segment-specific risk measures. The overall suite of metrics is used to inform climate risk reporting to senior risk management forums, linking risk management to NatWest Group's strategic priorities.

Climate risks are identified and reported through continuous risk management and regular reporting to senior risk committees and the Board. Quantitative and qualitative data is reviewed and assessed to measure whether climate risk is within risk appetite.

Risk appetite statements and associated measures are reviewed at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

Mitigation

NatWest Group focused on continuing to develop the capabilities to use scenario analysis to identify the most material climate risks and opportunities for its customers, seeking to harness insights to inform risk management practices, maximise the opportunities arising from a transition to a low-carbon economy and support decision making.

Scenario analysis allows NatWest Group to test a range of possible future climate pathways and understand the nature and magnitude of the risks they present. The purpose of scenario analysis is not to forecast the future but to understand and prepare to manage risks that could arise.

NatWest Group recognises a number of potential key use cases for climate scenario analysis, including, but not restricted to, the following:

- Regulatory stress testing requirements.
- Heightened climate risk sector classifications.
- Sector/sub-sector risk appetite.
- Portfolio management.
- Strategic decision-making, capital adequacy and provisioning.

There are a number of challenges with climate scenario analysis, for example, in relation to the immaturity of modelling techniques and data on climate-related risks, as well as the significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, economic systems, policy and wider society. These risks and uncertainties, coupled with significantly long timeframes, make the outputs of climate-related risk modelling with respect to the potential use cases identified inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information. NatWest Group continued to develop its specialist climate data capabilities, including bringing in new datasets to increase the granularity for which climate risks are assessed, such as enhanced UK flood risk data and a more comprehensive set of EPC data for residential properties.

NatWest Group continues to participate in a number of industry forums to help shape the financial service industry's response to the challenges posed by climate risk, including scenario analysis. An example is the Climate Financial Risk Forum, established by the PRA and FCA.

NatWest Group also continues to engage actively with academia to ensure best practice and the latest thinking on climate risks is considered within NatWest Group's work. For example, around the appropriate assessment of physical risks, both short and longer term, are a particular focus for 2024.

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, processes, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Systems failure, theft of NatWest Group property, information loss and the impact of natural, or man-made, disasters – as well as the threat of cyberattacks – are sources of operational risk. Operational risk can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Key developments in 2023

- A review of the NatWest Group Risk Directory was completed and benchmarked against industry standard, to ensure comprehensive coverage of all operational risks.
- The operational risk policy was reviewed and refreshed and supported by the development of a suite of new risk standards, operational guidance and risk toolkits to enable effective policy application.
- The enhanced risk and control self-assessment approach continued to be rolled out and embedded with a focus on material operational risks across key end-to-end processes.
- Given the risk associated with the processing of payments, a NatWest Group-wide programme on the movement of funds was mobilised, which focused on enhancing payment related controls.

Governance

The governance arrangements in place for operational risk are aligned to the requirements set out in the Board approved enterprise-wide risk management framework and are consistent with achieving safety, soundness and sustainable risk outcomes.

Aligned to this, a strong operational risk management oversight function is vital to support NatWest Group's ambitions to serve its customers better. Improved management of operational risk against defined risk appetite is vital for stability and reputational integrity.

To support ongoing oversight of the management of the operational risk profile an Operational Risk Executive Steering Committee is in place. This forum ensures all material operational risks are monitored and managed within appetite. The Board Risk Committee and Board receives regular updates on the outputs of the Operational Risk Executive Steering Committee.

Risk appetite

Operational risk appetite supports effective management of all operational risks. It expresses the level and types of operational risk NatWest Group is willing to accept to achieve its strategic objectives and business plans. NatWest Group's operational risk appetite quantitative and qualitative statements encompass the full range of operational risks faced by its legal entities, businesses, and functions. The risk appetite statement and associated measures for operational risk are approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

Mitigation

Risks are mitigated by applying key preventative and detective controls. This is an integral step in the risk self-assessment methodology which determines residual risk exposure. Control owners are accountable for the design, execution, performance, and maintenance of key controls. Key controls are regularly assessed for adequacy and tested for effectiveness. The results are monitored and, where a material change in performance is identified, the associated risk is re-evaluated.

All residual risks that exceed the target appetite position are subject to action plans to bring them within appetite.

The Control Environment Certification (CEC) process is a half-yearly self-assessment by the CEOs of NatWest Group's customer-facing business areas, as well as the heads of its support functions. NatWest Group uses this process as an effective means to provide a consistent and comparable view on the adequacy and effectiveness of the internal control environment.

CEC covers material risks and the underlying key controls, including financial, operational and compliance controls, as well as their supporting risk management frameworks. The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and progress on control environment improvements, are reported to the Group Audit Committee and Board Risk Committee. They are also shared with external auditors.

The CEC process helps to ensure compliance with the NatWest Group Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting and certain requirements of the UK Corporate Governance Code.

Monitoring and measurement

Operational risk is measured and managed through continuous assessment and regular reporting to NatWest Group's senior risk committees and at Board-level. Risk and control self-assessments are used across business areas and support functions to identify and assess material non-financial risks (including operational risks, conduct risks) and key controls. All risks and controls are mapped to NatWest Group's Risk Directory. Risk assessments are refreshed at least annually and in response to internal and external events to ensure they remain relevant and that they capture any emerging risks. The process is designed to confirm that risks are effectively managed in line with risk appetite. Key controls are tested at the appropriate frequency to verify that they remain fit-for-purpose and operate effectively to reduce the identified risks.

NatWest Group uses the standardised approach to calculate its Pillar 1 operational risk capital requirement. This is based on multiplying three years' average historical gross income by coefficients set by the regulator based on business line.

Operational risk continued

As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used to assess Pillar 2A, which is a risk-sensitive add-on to Pillar 1. The model uses historical loss data (internal and external) and forward-looking scenario analysis to provide a risk-sensitive view of NatWest Group's Pillar 2A capital requirement.

Scenario analysis is used to assess how severe but plausible operational risks will affect NatWest Group. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to the Capital, liquidity and funding risk section for the operational risk capital requirement figures.

Operational resilience and security

NatWest Group manages and monitors operational resilience through its enhanced risk and control self-assessment methodology. This is underpinned by setting and monitoring of forward-looking risk indicators and performance metrics for the operational resilience of important business services. Progress continues on meeting regulatory expectations for operational resilience, with involvement in a number of industry-wide operational resilience forums. This enables a cross-sector view of the operational resilience risk profile and the pace of ongoing innovation and change, both internally and externally.

NatWest Group operates layered security controls and its network architecture is designed to provide inherent protection against threats. This approach avoids reliance on any one type or method of security control. Minimum security control requirements are set out in Key Risk Policies[1], standards, processes and procedures. Through 2024

NatWest Group will monitor and manage the threat landscape focusing on:

- Attack surface vulnerabilities – such as the rising number of zero-days and code vulnerabilities impacting organisations.
- Initial access brokers and nation states – increasingly sophisticated attacks from ransomware gangs and ongoing challenges following Russia's invasion of Ukraine which has raised international tensions increasing the likelihood of disruptive cyberattacks.
- Developments in innovation and technology, assessing the inherent risk and developing appropriate response to mitigate associated risks, for example large language models, artificial intelligence and cloud adoption.

As cyberattacks evolve and become more sophisticated, NatWest Group continues to invest in additional capability designed to defend against emerging threats.

Event and loss data management

The operational risk event and loss data management process ensures NatWest Group captures and records operational risk financial and non-financial events that meet defined criteria. Loss data is used for regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of an early event escalation process. NatWest Group has not experienced a cybersecurity breach or associated material loss in the last three years.

All financial impacts and recoveries associated with an operational risk event are reported against the date they were recorded in NatWest Group's financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2023 may relate to events that occurred, or were identified in, prior years. NatWest Group purchases insurance, against specific losses, including cyberattacks, and to comply with statutory or contractual requirements.

(1) Risk policies are in place for each principal risk and define, at a high level, the cascade of qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk taking. They are consistently applied across NatWest Group and subsidiary legal entities and form part of the qualitative expression of risk appetite for each principal risk.

Percentage and value of events

At 31 December 2023, events aligned to the clients, products and business practices event category accounted for 73% of NatWest Group's operational risk losses (compared to 76% in 2022). The decrease reflects that lower conduct-related provisions were recorded during 2023 compared to prior years.

	Value of events				Volume of events (1)	
	£m		Proportion		Proportion	
	2023	2022	2023	2022	2023	2022
Fraud - External	**48**	34	**18%**	16%	**89%**	85%
Clients, products and business practices	**195**	166	**73%**	76%	**2%**	5%
Execution, delivery and process management	**21**	17	**8%**	8%	**7%**	8%
Employment practices and workplace safety	**1**	1	**-**	-	**1%**	1%
Technology and infrastructure failures	**1**	1	**1%**	-	**1%**	1%
	266	218	**100%**	100%	**100%**	100%

(1) The calculation in the table is based on the volume and value of events (the proportion and cost of operational risk events to NatWest Group) where the associated loss is more than or equal to £10,000.

Model risk

Definition

Model risk is the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions. NatWest Group defines a model as a quantitative method, system, or approach that applies statistical, economic, financial, accounting, mathematical or data science theories, techniques and assumptions to process input data into estimates.

Sources of risk

NatWest Group uses a variety of models in the course of its business activities. Examples include the use of model outputs to support customer decisioning, measuring and assessing risk exposures (including credit, market, and climate risk), calculating regulatory capital and liquidity requirements and automation of operational processes.

Model applications may give rise to different risks depending on the business segment in which they are used. Model risk is therefore assessed separately for each business segment in addition to the overall assessment made for NatWest Group.

Key developments in 2023

- Following extensive model remediation work, NatWest Group returned to model risk appetite in April 2023. Ongoing remediation work continues to be a key focus to further strengthen the model risk appetite position and is closely monitored.
- NatWest Group's model risk management practices continued to evolve, supported by a dedicated model risk management enhancement programme, set up in response to the PRA's Supervisory Statement 1/23. An updated model risk policy was approved by the Board Risk Committee.
- Implementation of model risk procedures, aligned to the delivery and embedding of the enterprise-wide risk management framework, continued. This was supported by significant model inventory design enhancements and a bank-wide model risk data remediation exercise. This activity improved the quality and completeness of model risk data held within the model inventory system and enabled enhanced insights and reporting capabilities.

Governance

A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Two roles are key to this – model risk owners and model validation leads. Model risk owners are responsible for model approval and ongoing performance monitoring. Model validation leads, in the second line, are responsible for oversight, including ensuring that models are independently validated prior to use and on an ongoing basis aligned to the model's risk rating.

Business and function model management committees are used to escalate model risk matters to senior management where required.

The NatWest Group Model Risk Oversight Committee further enhances model risk governance by providing a platform for executive level discussion on emerging model risks, identification of systemic risks and the evolution of model risk management practices.

Risk appetite

Model risk appetite is set in order to limit the level of model risk that NatWest Group is willing to accept in the course of its business activities. The model risk appetite statement and associated measures are approved by the Board on the Board Risk Committee's recommendation at least annually to ensure they remain appropriate and aligned to strategy. Business areas are responsible for monitoring performance against appetite and remediating models outside appetite.

Monitoring and measurement

Model risk is measured and managed through continuous assessment and regular reporting to NatWest Group's senior risk committees and at Board level.

Policies, toolkits and model standards related to the development, validation, approval, implementation, use and ongoing monitoring of models are in place to ensure adequate control across the lifecycle of an individual model.

Validation of material models is conducted by an independent risk function comprising of skilled, well-informed subject matter experts. This is completed for new models or material amendments to existing models and as part of an ongoing periodic programme to assess model performance. The frequency of periodic validation is aligned to the risk rating of the model. The independent validation focuses on a variety of model features, including modelling approach, the nature of the assumptions used, the model's predictive ability and complexity, the data used in the model, its implementation and its compliance with regulation.

The level of risk relating to an individual model is assessed through a model risk rating. A quantitative approach is used to determine the risk rating of each model, based on the model's materiality and validation rating. This approach provides the basis for model risk appetite measures and enables model risk to be robustly monitored and managed across NatWest Group.

Ongoing performance monitoring is conducted by model owners and overseen by the model validators to ensure parameter estimates and model constructs remain fit for purpose, model assumptions remain valid and that models are being used consistently with their intended purpose. This allows timely action to be taken to remediate poor model performance and/or any control gaps or weaknesses.

Mitigation

By their nature – as approximations of reality – model risk is inherent in the use of models. It is managed by refining or redeveloping models where appropriate – due to changes in market conditions, business assumptions or processes – and by applying adjustments to model outputs (either quantitative or based on expert opinion). Enhancements may also be made to the process within which the model output is used in order to further limit risk levels.

Reputational risk

Definition

Reputational risk is defined as the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events.

Sources of risk

The three primary drivers of reputational risk are: failure in internal risk management systems, processes or culture; NatWest Group's actions materially conflicting with stakeholder expectations; and contagion (when NatWest Group's reputation is damaged by failures in key sectors including NatWest Group's supply chain or other partnerships).

Key developments in 2023

- Reputational risks were elevated in relation to the departure of Alison Rose as NatWest Group Chief Executive Officer and issues that had arisen in connection with account closure decisions that attracted significant public and media attention. Relevant updates to the Reputational Risk Framework are being implemented following an independent legal review of customer account closures and internal reviews.
- Reputational risk registers are in place across all relevant business areas.
- New environmental, social and ethical (ESE) risk acceptance criteria were created to support the management of human rights risk and will be implemented in 2024.
- All climate focused ESE risk acceptance criteria (mining and metals, power generation and oil and gas) underwent a review to ensure they reflect the current risk landscape.

Governance

A reputational risk policy supports reputational risk management across NatWest Group. Reputational risk registers are used to manage reputational risks identified within relevant business areas. These are reported to the relevant business executive risk committee.

Material reputational risks to NatWest Group are escalated via the NatWest Group reputational risk register which is reported at every meeting of the NatWest Group Reputational Risk Committee. The NatWest Group Reputational Risk Committee also opines on matters that represent material reputational risks. The Executive and Board Risk Committees oversee the identification and reporting of reputational risk via the NatWest Group risk report.

Risk appetite

NatWest Group manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and associated quantitative measures which are approved at least annually by the Board on the Board Risk Committee's recommendation to ensure they remain appropriate and aligned to strategy.

NatWest Group seeks to identify, measure and manage risk aligned to stakeholder trust. However, reputational risk is inherent in NatWest Group's operating environment and public trust is a specific factor in setting reputational risk appetite.

Monitoring and measurement

Relevant internal and external factors are monitored through regular reporting via reputational risk registers at business or legal entity level. They are escalated, where appropriate, to the relevant business risk committee and where material, to the NatWest Group Reputational Risk Committee.

Additional principal risk indicators for material risks being monitored are also reported to Group Reputational Risk Committee and to the Executive and Board Risk Committees via the NatWest Group risk report.

Mitigation

Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations.

External events that could cause reputational damage are identified and mitigated through NatWest Group's top and emerging threats process (where sufficiently material) as well as through the NatWest Group and business level reputational risk registers.

NatWest Group has in recent years been the subject of investigations and reviews by a number of regulators and governmental authorities, some of which have resulted in past fines, settlements and public censure. Refer to the Litigation and regulatory matters section of Note 26 to the consolidated financial statements for details of material matters currently affecting NatWest Group.


Serving our customers every day
Elaine

Financial statements

Independent auditors' report to the members of NatWest Group

Opinion

In our opinion:

- the financial statements of NatWest Group plc (the 'Parent Company') and its subsidiaries (together, the 'Group') give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2023 and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK adopted international accounting standards ('IAS'), and international financial reporting standards ('IFRS') as issued by the International Accounting Standards Board ('IASB');
- the Parent Company financial statements have been properly prepared in accordance with UK adopted international accounting standards as applied in accordance with section 408 of the Companies Act 2006 and IFRS as issued by the IASB; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements (see below) of the Parent Company and the Group for the year ended 31 December 2023 which comprise:

Group:

- Consolidated balance sheet as at 31 December 2023;
- Consolidated income statement for the year then ended;
- Consolidated statement of comprehensive income for the year then ended;
- Consolidated statement of changes in equity for the year then ended;
- Consolidated cash flow statement for the year then ended;
- Accounting policies;
- Related Notes 1 to 34 to the financial statements;
- Annual remuneration report identified as 'audited';
- Risk and capital management section identified as 'audited'; and
- The Capital Requirements (Country-by-Country Reporting) Regulations report identified as 'audited'.

Parent Company

- Balance sheet as at 31 December 2023;
- Statement of changes in equity for the year then ended;
- Cash flow statement for the year then ended; and
- Related Notes 1 to 12 to the financial statements including a summary of critical accounting policies.

The financial reporting framework that has been applied in their preparation is applicable law and UK adopted international accounting standards, IFRS as issued by the IASB, and as regards the Parent Company financial statements, as applied in accordance with section 408 of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group and Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the Parent Company and we remain independent of the Group and the Parent Company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the Group and Parent Company's ability to continue to adopt the going concern basis of accounting included:

- In conjunction with our walkthrough of the Group's financial close process, we confirmed our understanding of management's going concern assessment process and engaged with management early to ensure all key factors were considered in their assessment;
- We evaluated management's going concern assessment which included assessing their evaluation of long-term business and strategic plans, capital adequacy, liquidity and funding positions. Management also assessed these positions considering internal stress tests which included consideration of principal and emerging risks. The Group's risk profile and risk management practices were considered including credit risk, market risk, compliance and conduct risk, climate risk and operational risk;
- With the involvement of specialists, we evaluated management's assessment by considering the Group's ability to continue in operation and meets its liabilities under different scenarios including the impact of the Group's strategic plans, and the current uncertain geopolitical and economic outlook;

Independent auditors' report to the members of NatWest Group plc continued

- Considered the results of the Group's stress testing; and
- We reviewed the Group's going concern disclosures included in the annual report for conformity with the reporting standards.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent Company's ability to continue as a going concern over the twelve months from the date when the financial statements are authorised for issue.

In relation to the Group and Parent Company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's and the Parent Company's ability to continue as a going concern.

An overview of the scope of the Parent Company and Group audits

Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We take into account the size and risk profile of the component and its activities, the organisation of the Group and effectiveness of group-wide controls, changes in the business environment and other factors such as recent internal audit results when assessing the level of work to be performed at each component.

In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, of the four reporting components of the Group, we selected all four components based on size and risk, which represent the principal reporting legal entities within the Group.

The scoping for the current year is as follows:

Component	Scope	Key locations
NatWest Holdings (NWH)	Full	United Kingdom
NatWest Markets (NWM)	Full	United Kingdom, United States, and Netherlands
RBS International	Specific	Channel Islands
RBS AA Holdings	Specific	United Kingdom

The table below illustrates the coverage obtained from the work performed by our audit teams. We considered total assets, total equity and total income to verify we had appropriate overall coverage.

	Full scope (1)	Specific scope (2)	Other procedures (3)	Total
Total assets	94%	6%	0%	100%
Total equity	92%	8%	0%	100%
Total income	93%	7%	0%	100%

(1) Full scope: audit procedures on all significant accounts.
(2) Specific scope: audit procedures on selected accounts.
(3) Other procedures: considered in analytical procedures.

The audit scope of the specific scope components may not have included testing of all significant accounts within the components. However, the testing will have contributed to the total coverage of significant accounts tested for the overall Group.

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Involvement with component teams

In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the primary audit engagement team, or by component auditors from other EY global network firms operating under our instruction.

The primary audit engagement team interacted regularly with the component audit teams where appropriate throughout the course of the audit, which included holding planning meetings, maintaining regular communications on the status of the audits, reviewing key working papers and taking responsibility for the scope and direction of the audit process. The primary audit team continued to follow a programme of oversight visits that has been designed to ensure that the Senior Statutory Auditor, or another Group audit partner, has ongoing interactions with all in scope locations, including those outside the United Kingdom. The primary team interacted regularly with the component teams and maintained a continuous and open dialogue with component teams, as well as holding formal closing meetings quarterly, to ensure that the primary team were fully aware of their progress and results of their procedures. The primary team also reviewed key working papers and were responsible for the scope and direction of the audit process. This, together with the additional procedures at Group level, gave us appropriate evidence for our opinion on the Group financial statements.

Climate change

Stakeholders are increasingly interested in how climate change will impact the Group. The Group has determined that the most significant future impacts from climate change on its operations will be from credit risk, operational risk, reputational risk, conduct risk and regulatory compliance risk. These are explained in the required Task Force on Climate-related Financial Disclosures in the Strategic report, and in the Climate Risk section within the Risk and capital management section. The Group has also explained their climate commitments in the Strategic report. All of these disclosures form part of the 'Other information', rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on 'Other information'.

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

The Group has explained in the Accounting Policy note how they have reflected the impact of climate change in their financial statements, and the significant judgements and estimates relating to climate change. The Group notes that many of the impacts will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgements and estimates for the current period under the requirements of UK adopted international accounting standards and IFRS as issued by the IASB. The Group has also explained within the Credit Risk section within the Risk and capital management section, their approach to quantifying the impact of climate transition policy within macroeconomic factors used in the calculation of Expected Credit Losses.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating the Group's assessment of the impact of climate risk, their climate commitments and the significant judgements and estimates disclosed in the Accounting Policies, and whether these have been appropriately reflected in the asset values where these are impacted by future cash flows, and in the timing and nature of liabilities recognised following the requirements of UK adopted international accounting standards and IFRS as issued by the IASB. As part of this evaluation, we performed our own risk assessment, supported by our climate change and economic specialists, to determine the risk of material misstatement in the financial statements from climate change which needed to be considered in our audit. We also evaluated the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures.

Based on our work, whilst we have not identified the impact of climate change on the financial statements to be a standalone key audit matter, we have considered the impact within the key audit matter for Expected Credit Loss provisions, Valuation of financial instruments with higher risk characteristics and Recognition of deferred tax assets, impairment of goodwill and, in the Parent Company's accounts, investments in group undertakings. Details of our procedures and findings are included in our explanation of key audit matters below.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Expected credit loss provisions	
At 31 December 2023 the Group reported total gross loans – amortised cost and FVOCI of £392.0 billion (2022- £377.2 billion) and £3.6 billion of expected credit losses (ECL) (2022 - £3.4 billion). Management's judgements and estimates are especially subjective due to significant uncertainty associated with the assumptions used. These include the impacts of continuing uncertain geopolitical and economic outlook, higher for longer interest rate environment, a protracted period of inflation that is above the policy target, refinance risks, stresses on recoverable values, and potential impacts of climate change, which were all considered in our risk assessment. Aspects with increased complexity and judgements in respect of the timing and measurement of ECL include: – **Staging** – Timely allocation of assets to stage 1, 2, or 3 using criteria in accordance with IFRS 9; – **Models and model assumptions**- Accounting interpretations, modelling assumptions and data used to build and run the models that calculate the ECL. There is also increasing complexity in assessing the adequacy of model performance in the protracted period of inflation and elevated interest rates, since the historic data used to build these models is not reflective of the economic environment in 2023. – **Economic scenarios** - Inputs, assumptions and weightings used to estimate the impact of multiple economic scenarios particularly those influenced by the continuing uncertain geopolitical and economic outlook, higher for longer interest rates and protracted peak of inflation, including any changes to scenarios required through 31 December 2023.	**Controls testing** - We evaluated the design and operating effectiveness of controls over the ECL process, including those over management's judgements and estimates. These controls, among others, covered: – the staging of assets per management's criteria, and their monitoring of stage effectiveness – model governance including monitoring and model validation – data accuracy and completeness – credit monitoring – multiple economic scenarios – the governance and management review of post-model adjustments; and – individual provisions. In evaluating the governance process, we observed the executive finance and risk committee meetings where the inputs, assumptions, and adjustments to the ECL were discussed and approved, among other procedures. **Overall assessment** - We performed an overall assessment of the ECL provision levels by stage to determine if they were reasonable by considering the credit quality and composition of the Group's portfolios, risk profile, impact of the current uncertain geopolitical and economic outlook and climate change on the Group's customers. We performed peer benchmarking where available to assess overall staging and provision coverage levels. We also performed sensitivity analysis to assess the impact of changing selected key assumptions on the ECL provision. **Staging** - We evaluated the criteria used to allocate a financial asset to stage 1, 2 or 3 in accordance with IFRS 9. We recalculated the staging of the complete population of assets based on management's criteria, and performed sensitivity analysis to assess the impact of different criteria on the ECL and considered the impact of performing collective staging downgrades to industries, geographic regions and high risk populations particularly impacted by recent economic conditions and climate change. To test credit monitoring which drives the probability of default estimates used in the staging calculation, we recalculated the risk ratings for a sample of performing loans and focused our testing on high-risk industries, such as commercial real estate, automotive, retail and leisure. **Models and model assumptions**- We selected a sample of models based on both quantitative and qualitative factors. We involved EY modelling specialists to test the assumptions, inputs, methodology and model build. This included a combination of assessing model design and formulae, alternative modelling techniques, recalculating the PD, LGD and EAD, and implementation of new models during the year. We also considered the results of the Group's internal model monitoring and validation results. We performed an assessment of the extent to which model methodologies developed using historic experience were able to respond to the current economic conditions, and where we identified model limitations, we tested the extent to which these effects have been appropriately captured in Post Model Adjustments. To evaluate data quality, we agreed a sample of data points to source systems, including data used to run the models and historic loss data to monitor models. We also tested the ECL data points from the calculation engine through to the general ledger and disclosures.

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Expected credit loss provisions continued	
– **Post-model adjustments** - Appropriateness, completeness and valuation of post-model adjustments which represent approximately 13% of total ECL (2022 - 12%), including adjustments required to address the limitation of models to adequately incorporate the risks of inflation, elevated interest rates, and other geopolitical and economic uncertainties, and the identification of vulnerable customers with higher risks of defaults than currently reflected; and – **Individual provisions -** Measurement of individual provisions including the assessment of multiple scenarios and probability weights, the impact of the current uncertain geopolitical and economic outlook on exit or recovery strategies, collateral valuations, and time to collect.	**Economic scenarios** - We involved EY economic specialists to assist us in evaluating the base case and alternative economic scenarios, including evaluating probability weights. This assessment included the impacts of the current geopolitical and economic environment, as well as the impacts of climate change on the economic variables. We assessed whether forecasted macroeconomic variables such as GDP, unemployment rate, Consumer Price Index, UK Stock Price Index, Bank of England base rates and the House Price Index were appropriate. With the support of our credit modelling specialists, we evaluated the correlation and translation of the macroeconomic factors, including the impacts of alternative paths or weights to ECL. **Post-Model Adjustments** - We have evaluated and tested the appropriateness, adequacy and completeness of the Post Model Adjustments (PMAs) held at year end. This included challenging management's identification of retail customers vulnerable to price and rate increases, commercial sub-sectors susceptible to inflation and liquidity challenges, loss given default assumptions, and time to collect. We have also challenged the appropriateness of PMAs remaining from previous years related to matters such as COVID-19, by checking the latest default trends in those cohorts. We also assessed all the PMAs against the risk of double counting of either certain portfolios/customers or identified risks. With our modelling and economic specialists, we assessed the risk of bias and the completeness of these adjustments by considering the data, judgments, methodology, sensitivities, and governance of these adjustments as well as considering model shortcomings. **Individual provisions** - We recalculated and challenged the scenarios, assumptions, and cash flows for a sample of individual provisions including the alternative scenarios and evaluating probability weights assigned, involving EY valuation specialists where appropriate. The samples considered higher risk sectors identified with reference to external sources, such as commercial real estate, manufacturing, automotive, health, retail, and leisure. We considered the impact of the current geopolitical and economic outlook and climate change had on collateral valuations and time to collect as well as whether planned exit strategies remained viable.

Key observations communicated to the Group Audit Committee

We are satisfied that provisions for the impairment of loans were reasonable and recognised in accordance with IFRS 9. We highlighted the following matters to the Group Audit Committee that contributed to our overall conclusion:

- Effectiveness of the overall control environment, including the compensating controls identified by management, where deficiencies were identified.
- Results of our testing of models and model assumptions, including the reasonableness of the macroeconomic variables used.
- The accuracy of staging, including considering management override, and our independent sensitivity analysis on the staging criteria to assess appropriateness.
- Reasonableness and adequacy of the post-model adjustments recorded to reflect risk in the portfolios.
- For individually assessed impairments, the overall reasonableness of the provisions, including assumptions applied.

Relevant references in the Annual Report and Accounts

Report of the Group Audit Committee
Credit risk section of the Risk and capital management section
Accounting policies
Note 15 to the financial statements

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Provisions for customer redress, litigation and other regulatory matters	
At 31 December 2023, the Group has reported £1.0 billion (2022 - £1.1 billion) of provisions for liabilities and charges, including £0.6 billion (2022 - £0.7 billion) for customer redress, litigation and other regulatory matters as detailed in Note 21 of the financial statements. The Group operates in an industry where it is subject to regulatory scrutiny and investigations, litigation and customer remediation. Significant management judgement is required when accounting for provisions and contingent liabilities, including; – Determining whether a present obligation exists and therefore whether a provision should be recorded and subsequently measured in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as at 31 December 2023. – Estimating the probability and amount of any outflow of resources embodying economic benefits, including through the selection and use of assumptions in the provision. – Assessing the adequacy of disclosures.	**Controls testing** - We tested the design and operating effectiveness of the Group's controls over the identification, completeness, estimation and monitoring of provisions and disclosures. Our procedures included testing management's controls to determine whether a provision is required and the completeness and accuracy of data used in the process. **Provision assessment** - We assessed the risks facing the Group, including the status of any investigations and implications of these on the Group's provisions. We tested management's assessment of the potential outcomes, including the evaluation of assumptions and completeness of the data considered in making these assessments. Where no provision was booked by management, we critically challenged this conclusion with reference to the requirements of IAS 37. Where relevant we undertook this assessment with the input of our specialists, including conduct specialists. **Inquiry of legal counsel** - We conducted inquires with internal legal counsel and where relevant, obtained, and reviewed reports from external counsel to evaluate the existence of the obligation and / or management's estimate of the outflow at year-end. **Examination of regulatory and legal correspondence** - We examined the relevant regulatory and legal correspondence to assess factual developments. We also considered regulatory developments to identify actual or possible non-compliance with laws and regulations that might have a material effect on the financial statements. **Disclosure** - We evaluated whether the disclosures provided in the financial statements fairly reflect the facts and key sources of uncertainty.

Key observations communicated to the Group Audit Committee

We are satisfied that provisions for liabilities and charges were reasonable and recognised in accordance with IAS 37. We highlighted the following matters to the Group Audit Committee that contributed to our overall conclusion:

- Effectiveness of the overall control environment over the Group's process for concluding whether a provision or disclosure should be recorded and how such matters are measured.
- Reasonableness of the methodologies, judgements and assumptions used by management to conclude upon the recognition of the provisions.
- The fact that we did not identify any material unrecorded provisions or disclosures.

Relevant references in the Annual Report and Accounts

Report of the Group Audit Committee
Accounting policies
Note 21 and 26 to the financial statements

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Valuation of financial instruments with higher risk characteristics	
As reported in Note 11 to the financial statements, as at 31 December 2023 the Group held financial instruments with higher risk characteristics. This included (but is not limited to) reported level 3 assets of £2.0 billion (2022 - £2.3 billion) and level 3 liabilities of £0.7 billion (2022 - £1.0 billion) whose value is dependent upon unobservable inputs. The valuation of those financial instruments with higher risk characteristics can include significant judgement as outlined below. The fair value of these instruments can involve complex valuation models and significant fair value adjustments, both of which may be reliant on inputs where there is limited market observability. Management's estimates which required significant judgement include: – **Complex models** - Complex model-dependent valuations of financial instruments, which include interest rate swaps linked to pre-payment behaviour and interest rate options with exotic features; – **Illiquid inputs** - Pricing inputs and calibrations for illiquid instrument, including fair value loan exposures for which there is no active market. Additionally derivative instruments whose valuation is dependent on discount rates associated with complex collateral arrangements; and – **Fair value adjustments -** The appropriateness of fair value adjustments made to derivative valuations including Funding Valuation Adjustments (FVA), Credit Valuation Adjustments (CVA), relating to derivative counterparties whose credit spread may not be observable, and material product and deal specific adjustments on long-dated derivative portfolios.	**Controls testing** - We evaluated the design and operating effectiveness of controls relating to financial instrument valuation including independent price verification, valuation models governance, collateral management, income statement analysis, and the associated controls over relevant information technology systems. We also observed the Valuation Committees where valuation inputs, assumptions and adjustments were discussed and approved. We involved our financial instrument valuation and modelling specialists to assist us in performing procedures including the following: – **Complex models -** Testing complex model-dependent valuations by performing independent revaluation to assess the appropriateness of models and the adequacy of assumptions and inputs used by the Group; – **Illiquid inputs -** Independently re-pricing instruments that had been valued using illiquid pricing inputs, using alternative pricing sources where available, to evaluate management's valuation; – **Fair value adjustments -** Comparing fair value adjustment methodologies to current market practice and assessing the appropriateness and adequacy of the valuation adjustment framework in light of emerging market practice and changes in the risk profile of the underlying portfolio; and revaluing a sample of counterparty level FVA and CVA, comparing funding spreads to third party data, independently challenging illiquid CVA inputs, and testing material product and deal specific adjustments on the long-dated derivatives portfolio. Throughout our audit procedures we considered the current uncertain geopolitical and economic outlook, including market volatility and the impact of climate change on the valuation of financial instruments, particularly in relation to long-dated illiquid positions. In addition, we assessed whether there were any indicators of aggregate bias in financial instrument marking and methodology assumptions. We performed back-testing analysis of recent trade activity and asset disposals to evaluate the drivers of significant differences between book value and trade value to assess the impact on the fair value of similar instruments within the portfolio. We performed an analysis of significant collateral discrepancies with counterparties to assess the potential impact on the fair value of the underlying (and similar) financial instruments.

Key observations communicated to the Group Audit Committee

We are satisfied that the assumptions used by management to reflect the fair value of financial instruments with higher risk characteristics are reasonable and in accordance with IFRS. We highlighted the following matters to the Group Audit Committee:

- Complex model-dependent valuations were appropriate based on the output of our independent revaluations, analysis of trade activity, assessment of the output of the independent price verification process, inspection of collateral disagreements and peer benchmarking;
- The fair value estimates of hard-to-price financial instruments appropriately reflected pricing information available at 31 December 2023; and
- Valuation adjustments applied to derivative portfolios for credit, funding and other risks were recorded in accordance with the requirements of IFRS considering trade activity for positions with common risk characteristics, analysis of market data and peer benchmarking.

Relevant references in the Annual Report and Accounts

Report of the Group Audit Committee
Accounting policies
Note 11 to the financial statements

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Recognition of deferred tax assets, impairment of goodwill and, in the Parent Company's accounts, investments in group undertakings.	
At 31 December 2023, the Group had reported goodwill of £5.7 billion (2022 - £5.5 billion) and net deferred tax assets of £1.8 billion (2022 - £2.0 billion). The Parent Company reported investments in group undertakings of £52.6 billion (2022 - £52.8 billion). Management performed impairment assessments using a value in use methodology and concluded that goodwill remains recoverable. Management have assessed whether sufficient taxable profits will be generated in future years to recover any deferred tax assets recognised and concluded that net deferred tax assets recognised on the balance sheet are recoverable. Management reviewed investments in subsidiaries of the Parent Company, as at 31 December 2023, for indicators of impairment or that impairment charges recognised in prior periods should be reversed in accordance with IAS 36. Where indicators have been identified, management assess any asset impairment based upon value in use. As a result of the assessment management concluded that in the Parent Company's accounts the carrying amount investments in group undertakings is recoverable. These estimates are based on the five-year revenue and cost forecasts, which are more susceptible to management override due to the following inherent uncertainties involved determining the forecast: – Profitability estimates, including costs, ECL and the impact of climate within business planning; – Macro-economic assumptions; and – Capital forecasts.	**Controls testing:** We evaluated the design and operating effectiveness of controls over the key judgemental inputs (macro-economic assumptions including interest rates, business forecasts and capital). In addition, we have assessed the controls over the methodology, models and methods utilised in the value in use and deferred tax assets assessment. We have also performed test of details to evaluate the recoverability of DTA, Goodwill and Investments in group undertakings through: **Assumption and model testing:** – Tested the mathematical accuracy of the models and calculations utilised in the value in use and DTA processes. – Challenged the reasonableness and achievability of management forecasts from a combination of historical performance, benchmarking with external data and evaluating underlying business strategies. – Engaged specialists to evaluate the appropriateness of significant assumptions (macroeconomic and modelling assumptions). – Engaged taxation specialists to assess the deferred tax model including an assessment of the time horizon used for the recoverability of losses and other temporary differences. – Assessed the sensitivity of the Value In Use (VIU) to reasonable variations in significant assumptions, both individually and in aggregate. **Disclosure:** – We challenged and verified the adequacy of the information disclosed in the consolidated (and for investment in subsidiaries in the Parent Company's) annual accounts in accordance with applicable standards and regulations.

Key observations communicated to the Group Audit Committee

We are satisfied that the carrying value of goodwill, deferred tax assets and, in the Parent Company's accounts, investments in group undertakings, were reasonable and recognised in accordance with IFRS. We highlighted the following matters to the Group Audit Committee that contributed to our overall conclusion:

– Effectiveness of the overall control environment, including management's identification of compensating controls where deficiencies were identified;
– Reasonableness of the methodologies, judgements and assumptions used by management to conclude upon the recognition of the related balances;
– When subjected to reasonable alternative scenarios, the goodwill recognised did not indicate impairment in the next 12 months; and
– Management's approach to estimating the recoverable amounts for the subsidiaries of the Group is reasonable. Given that the Group's investment in NatWest Holdings shows indicators of impairment we focused on performing reasonable stresses on the VIU assumptions and ensuring these are appropriately disclosed.

Relevant references in the Annual Report and Accounts

Accounting policies
Note 7 and Note 17 to the Group financial statements and Note 8 to the Parent Company financial statements

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
Pension valuation and net pension asset	
The Group operates a number of defined benefit schemes which in aggregate are significant in the context of the overall balance sheet. At 31 December 2023, the Group reported a net pension asset of £102 million (2022 - £220 million) comprising £201 million of schemes in surplus and £99 million of schemes in deficit (2022 - £318 million and £98 million respectively). The net pension asset is sensitive to changes in the key judgements and estimates, including the effects of the current uncertain geopolitical and economic outlook and associated market volatility, which include: – **Assumptions** - Actuarial assumptions and inputs including discount rate, inflation, pension payments and longevity to determine the valuation of retirement benefit liabilities; – **Valuations** - Pricing inputs and calibrations for illiquid or complex model-dependent valuations of certain investments held by the schemes; – **Funding** – the pension schemes have adequate liquidity to cover for any shortfall in derivative asset prices as a result of current economic conditions; and – **Augmentation cap** - Quantification of trustees' rights to unilaterally augment benefits (Augmentation cap) to determine the recognition of surplus.	**Controls testing** - We evaluated the design and operating effectiveness of controls over the defined benefit obligation process including the setting of actuarial assumptions, the data inputs used in the actuarial calculation and the measurement of the fair value of the schemes' assets. **Assumptions** - We involved our actuarial specialists to evaluate the actuarial assumptions used to calculate the defined benefit obligation by comparing them to ranges independently developed from third party sources and market practice. We assessed the impact on pension liabilities due to changes in financial, demographic and longevity assumptions over the year, and whether these were supported by objective external evidence and rationales, including the effects of current uncertain geopolitical and economic outlook, including market volatility. **Valuations** - We tested the fair value of scheme assets by independently calculating the fair value for a sample of the assets held. Our sample included cash, equity and debt instruments, derivative financial instruments, and illiquid assets. We involved our valuation specialists to assess the appropriateness of management's valuation methodology including the judgements made in determining significant assumptions used in the valuation of complex and illiquid pension assets, including the effects of the current uncertain geopolitical and economic outlook, including market volatility. We independently re-priced illiquid and complex assets that had been valued using unobservable market inputs, using alternative pricing sources where available, to evaluate management's valuations. **Funding** - We assessed whether the pension schemes have adequate funding to cover for any shortfall in derivative asset prices given the current economic conditions. **Augmentation cap and equalisation adjustments** - We involved our actuarial specialists to assess the estimation of the Augmentation cap including the inputs used in the calculation. We also assessed the methodology and judgements made in calculating these estimates and the associated accounting treatment in accordance with IAS 19 and IFRIC 14. **Disclosure** - We assessed the adequacy of the disclosures made in the financial statements, including the appropriateness of the assumptions, sensitivities and disclosures over investment strategy and risk management.
Key observations communicated to the Group Audit Committee	
We are satisfied that the valuation and disclosure of the net pension balance are reasonable and in accordance with IFRS. We highlighted the following matters to the Group Audit Committee: – Our benchmarking of key actuarial assumptions including the discount rate, inflation, longevity and pension payments concluded that assumptions were within a reasonable range; – No material differences were identified through our independent valuation testing for a sample of pension assets; and – Management's estimate of the impact of the augmentation cap was reasonable and the methodology consistent with IAS 19 and IFRIC 14.	
Relevant references in the Annual Report and Accounts	
Accounting policies Note 5 to the financial statements	

Independent auditors' report to the members of NatWest Group plc continued

Risk	Our response to the risk
IT access management	
The IT environment is complex and pervasive to the operations of the Group due to the large volume of transactions processed in numerous locations daily, with extensive reliance on automated controls. Appropriate IT controls are required to ensure that applications process data as expected and that changes are made in an appropriate manner. This risk is also impacted by the growing dependency on third parties, increasing use of cloud platforms, decommissioning of legacy systems, and migration to new systems. Such controls contribute to mitigating the risk of potential fraud or errors as a result of changes to applications and data. The Group has implemented user access management controls across IT applications, databases and operating systems. We have identified user access-related deficiencies in the past and similar thematic issues have been noted in the current year, and thus the risk of inappropriate access remains.	We evaluated the design and operating effectiveness of IT general controls over the applications, operating systems and databases that are relevant to financial reporting. We tested user access by assessing the controls in place for in-scope applications, in particular testing the addition and periodic recertification of users' access. We continue to focus on key controls enforced by the Group's user access management tools, including ensuring the completeness of user data, automated identification of movers and leavers and the adequacy of the overall control environment in addressing access-related IT risks to financial reporting. There have been no significant changes in the suite of access management controls operated by the Group in the current year. For systems outsourced to third party service providers, we tested IT general controls through evaluating the relevant Service Organisation Controls ("SOC") reports (where available). This included assessing the timing of the reporting, the controls tested by the service auditor and whether they addressed relevant IT risks. We also tested required complementary user entity controls performed by management. Where a SOC report was not available, we identified and reviewed compensating business controls to address risks to financial reporting. Several systems have been migrated to a cloud-hosted infrastructure model, however access management processes and controls remained in-house, and they formed part of our testing. Where control deficiencies were identified, we tested remediation activities performed by management and/or compensating controls in place and assessed the impact, of any residual risk over financial statement reporting. We also performed a further aggregation analysis of access management deficiencies identified by EY, management, and Internal Audit to consider the pervasiveness of findings identified, and the impact on our overall approach to access management testing. We noted that no further changes to our approach were required.

Key observations communicated to the Group Audit Committee

Based on our testing procedures, including validating management's remediation activities, and testing of compensating controls, we are satisfied that reliance can be placed upon IT controls impacting material financial reporting systems. The following matters were reported to the Group Audit Committee:

- IT control deficiencies were identified in relation to privileged access management. These deficiencies in the audit period resulted in an increased risk in relation to data, reports and automated system functionality within the impacted systems.
- However, overall, in combination with compensating controls, we are satisfied that the Group's overall IT control environment appropriately supports the financial reporting process.
- While improvements have been made to further standardise IT access management processes and controls, there are still IT applications relevant to financial reporting which make use of bespoke tools and/or processes to perform access-related controls. Control deficiencies continued to be observed in these areas, which led to an increase in the overall number of reported IT control deficiencies requiring remediation by management.

Independent auditors' report to the members of NatWest Group plc continued

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be £316 million (2022 - £208 million), which is 5% (2022 - 5%) of the profit before tax of the Group of £6,178 million (2022 - £5,132 million) adjusted for non-recurring conduct and litigation costs. We believe removing these non-recurring charges reflects the most useful measure for users of the financial statements and is consistent with the prior year. The 5% basis used for Group materiality is consistent with the wider industry, and is the standard for listed and regulated entities.

We determined materiality for the Parent Company to be £316 million (2022 - £208 million) which is 0.6% (2022 - 0.4%) of equity of the Parent Company. We believe this reflects the most useful measure for users of the financial statements as the Parent Company's primary purpose is to act as a holding company with investments in the Group's subsidiaries, not to generate operating profits and therefore a profit-based measure is not relevant.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 75% (2022 - 75%) of our planning materiality, namely £237 million (2022 - £156 million). We have based the percentage of performance materiality on a number of considerations, including the number and amount of identified misstatements, the effectiveness of the control environment and other factors affecting the entity and its financial reporting.

Audit work at component teams for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was £107 million to £207 million (2022 - £47 million to £136 million).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £16 million (2022 - £10 million), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the Annual Report and Accounts, including the Strategic report, Financial review, Corporate governance, Report of the Group Nominations and Governance Committee, Report of the Group Audit Committee, Report of the Group Board Risk Committee, Report of the Group Sustainable Banking Committee, Report of the directors, Risk and capital management, Non-IFRS financial measures, Risk factors, Material contracts, and Additional information, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Independent auditors' report to the members of NatWest Group plc continued

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.
In our opinion, based on the work undertaken in the course of the audit:

- the information given in the Strategic report and the Report of the directors for the financial year for which the financial statements are prepared is consistent with the financial statements and those reports have been prepared in accordance with applicable legal requirements;
- the information about internal control and risk management systems in relation to financial reporting processes and about share capital structures, given in compliance with rules 7.2.5 and 7.2.6 in the Disclosure Rules and Transparency Rules sourcebook made by the Financial Conduct Authority (the FCA Rules), is consistent with the financial statements and has been prepared in accordance with applicable legal requirements; and
- information about the Group's corporate governance statement and practices and about its administrative, management and supervisory bodies and their committees complies with rules 7.2.2, 7.2.3 and 7.2.7 of the FCA Rules.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the;

- Strategic report or the Report of the directors; or
- the information about internal control and risk management systems in relation to financial reporting processes and about share capital structures, given in compliance with rules 7.2.5 and 7.2.6 of the FCA Rules.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit; or
- a Corporate Governance Statement has not been prepared by the Group

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

- Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified;
- Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate;
- Directors' statement on fair, balanced and understandable;
- Director's statement on whether it has a reasonable expectation that the group will be able to continue in operation and meets its liabilities;
- Board's confirmation that it has carried out a robust assessment of the emerging and principal risks;
- The section of the annual report that describes the review of effectiveness of risk management and internal control systems; and;
- The section describing the work of the audit committee.

Responsibilities of directors

As explained more fully in the Statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Independent auditors' report to the members of NatWest Group plc continued

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined below, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the regulations, licence conditions and supervisory requirements of the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA); Companies Act 2006; and the Sarbanes Oxley Act (SOX).
- We understood how the Group is complying with those frameworks by making inquiries of management, internal audit and those responsible for legal and compliance matters. We also reviewed correspondence between the Group and banking regulatory bodies in relevant jurisdictions; reviewed minutes of the Board and Risk Committees; and gained an understanding of the Group's governance framework.
- Conducted a review of correspondence with and reports from the banking regulators, in relevant jurisdictions, including the PRA and the FCA
- Carried out an assessment of matters reported on the group's whistleblowing programmes where these related to the financial statements.
- We assessed the susceptibility of the Group's financial statements to material misstatement, including how fraud might occur by considering the controls established to address risks identified to prevent or detect fraud. We also assessed the risks of fraud in our key audit matters. Our procedures over our key audit matters and other significant accounting estimates included challenging management on the assumptions and judgements made in determining these estimates.
- We designed our audit procedures to identify non-compliance with laws and regulations. Our procedures involved inquiries of legal counsel, executive management, internal audit and reading reports of reviews performed by external legal counsel. We also tested controls and performed procedures to respond to any financial statement impacts of non-compliance with laws and regulations through our work in response to the *Provisions for customer redress, litigation and other regulatory matters,* key audit matter. These procedures were performed by both the primary team and component teams with oversight from the primary team.
- Identified and tested journal entries, including those posted with certain descriptions or unusual characteristics, backdated journals or posted by infrequent and unexpected users.
- The Group operates in the banking industry which is a highly regulated environment. As such, the Senior Statutory Auditor considered the experience and expertise of the engagement team to ensure that the team had the appropriate competence and capabilities, involving specialists where appropriate.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

- Following the recommendation from the Group Audit Committee, we were appointed by the Group at its annual general meeting on 4 May 2016 to audit the financial statements for the year ending 31 December 2016 and subsequent financial periods.
- The period of total uninterrupted engagement including previous renewals and reappointments is 8 years, covering periods from our appointment through 31 December 2023.
- The audit opinion is consistent with the additional report to the Group Audit Committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Micha Missakian (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London, United Kingdom
15 February 2024

Consolidated income statement

For the year ended 31 December 2023

	Note	2023 £m	2022 £m	2021 (1) £m
Interest receivable		**21,026**	12,637	9,234
Interest payable		**(9,977)**	(2,795)	(1,699)
Net interest income	1	**11,049**	9,842	7,535
Fees and commissions receivable		**2,983**	2,915	2,694
Fees and commissions payable		**(653)**	(623)	(574)
Trading income		**794**	1,133	323
Other operating income		**579**	(111)	451
Non-interest income	2	**3,703**	3,314	2,894
Total income		**14,752**	13,156	10,429
Staff costs		**(3,901)**	(3,716)	(3,676)
Premises and equipment		**(1,153)**	(1,112)	(1,133)
Other administrative expenses		**(2,008)**	(2,026)	(2,026)
Depreciation and amortisation		**(934)**	(833)	(923)
Operating expenses	3	**(7,996)**	(7,687)	(7,758)
Profit before impairment losses/releases		**6,756**	5,469	2,671
Impairment (losses)/releases	15	**(578)**	(337)	1,173
Operating profit before tax		**6,178**	5,132	3,844
Tax charge	7	**(1,434)**	(1,275)	(996)
Profit from continuing operations		**4,744**	3,857	2,848
(Loss)/profit from discontinued operations, net of tax (3)	8	**(112)**	(262)	464
Profit for the year		**4,632**	3,595	3,312
Attributable to:				
Ordinary shareholders		**4,394**	3,340	2,950
Preference shareholders		**-**	-	19
Paid-in equity holders		**242**	249	299
Non-controlling interests		**(4)**	6	44
		4,632	3,595	3,312
Earnings per ordinary share - continuing operations	9	**49.2p**	36.5p	23.0p
Earnings per ordinary share - discontinued operations	9	**(1.2p)**	(2.7p)	4.3p
Total earnings per share attributable to ordinary shareholders - basic (4)	9	**47.9p**	33.8p	27.3p
Earnings per ordinary share - fully diluted continuing operations	9	**48.9p**	36.2p	22.9p
Earnings per ordinary share - fully diluted discontinued operations	9	**(1.2p)**	(2.6p)	4.3p
Total earnings per share attributable to ordinary shareholders - fully diluted	9	**47.7p**	33.6p	27.2p

The accompanying notes on pages 313 to 388, the Accounting policies on pages 305 to 312 and the audited sections of the Financial review and Risk and capital management sections on pages 71 to 82 and 172 to 282 form an integral part of these financial statements.

(1) Comparative results have been re-presented from those previously published to reclassify certain items as discontinued operations as described in Note 8 to the consolidated financial statements.
(2) At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.
(3) The results of discontinued operations, comprising the post-tax profit, is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 8 to the consolidated financial statements.
(4) In 2023, the unrounded Total earnings per share attributable to ordinary shareholders – basic is 47.948p. The unrounded Earnings per ordinary share – continuing operations was 49.170p. The unrounded Earnings per ordinary share – discontinued operations was (1.222p).

Consolidated statement of comprehensive income

For the year ended 31 December 2023

	2023 £m	2022 £m	2021 £m
Profit for the year	**4,632**	3,595	3,312
Items that do not qualify for reclassification			
Remeasurement of retirement benefit schemes	**(280)**	(840)	(669)
Changes in fair value of credit in financial liabilities designated at FVTPL	**(39)**	50	(29)
FVOCI financial assets	**17**	59	13
Tax	**79**	187	164
	(223)	(544)	(521)
Items that do qualify for reclassification			
FVOCI financial assets	**49**	(457)	(100)
Cash flow hedges (1)	**1,208**	(3,277)	(848)
Currency translation	**(619)**	241	(382)
Tax	**(361)**	1,067	213
	277	(2,426)	(1,117)
Other comprehensive income/(losses) after tax	**54**	(2,970)	(1,638)
Total comprehensive income for the year	**4,686**	625	1,674
Attributable to:			
Ordinary shareholders	**4,448**	370	1,308
Preference shareholders	**-**	-	19
Paid-in equity holders	**242**	249	299
Non-controlling interests	**(4)**	6	48
	4,686	625	1,674

The accompanying notes on pages 313 to 388, the Accounting policies on pages 305 to 312 and the audited sections of the Financial review and Risk and capital management sections on pages 71 to 82 and 172 to 282 form an integral part of these financial statements.

(1) Refer to footnotes 6 and 7 of the Consolidated statement of changes in equity.

Consolidated balance sheet

As at 31 December 2023

	Note	2023 £m	2022 £m
Assets			
Cash and balances at central banks	10	**104,262**	144,832
Trading assets	13	**45,551**	45,577
Derivatives	14	**78,904**	99,545
Settlement balances		**7,231**	2,572
Loans to banks - amortised cost	10	**6,914**	7,139
Loans to customers - amortised cost	10	**381,433**	366,340
Securities subject to repurchase agreements		**8,764**	2,901
Other financial assets excluding securities subject to repurchase agreements		**42,338**	27,994
Other financial assets	16	**51,102**	30,895
Intangible assets	17	**7,614**	7,116
Other assets	18	**8,760**	9,176
Assets of disposal groups	8	**902**	6,861
Total assets		**692,673**	720,053
Liabilities			
Bank deposits	10	**22,190**	20,441
Customer deposits	10	**431,377**	450,318
Settlement balances		**6,645**	2,012
Trading liabilities	13	**53,636**	52,808
Derivatives	14	**72,395**	94,047
Other financial liabilities	19	**55,089**	49,107
Subordinated liabilities	20	**5,714**	6,260
Notes in circulation		**3,237**	3,218
Other liabilities	21	**5,202**	5,346
Total liabilities		**655,485**	683,557
Ordinary shareholders' interests		**33,267**	32,598
Other owners' interests		**3,890**	3,890
Owners' equity	22	**37,157**	36,488
Non-controlling interests		**31**	8
Total equity		**37,188**	36,496
Total liabilities and equity		**692,673**	720,053

The accompanying notes on pages 313 to 388, the Accounting policies on pages 305 to 312 and the audited sections of the Financial review and Risk and capital management sections on pages 71 to 82 and 172 to 282 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 15 February 2024 and signed on its behalf by:

Howard Davies
Chairman

John-Paul Thwaite
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

NatWest Group plc
Registered No. SC45551

Consolidated statement of changes in equity

For the year ended 31 December 2023

					Other reserves						
	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (9) £m	Retained earnings £m	Fair value £m	Cash flow hedging (6,7) £m	Foreign exchange £m	Merger £m	Total owners' equity £m	Non controlling interests £m	Total equity £m
At 1 January 2023	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders and other equity owners											
- continuing operations				4,748					4,748	(4)	4,744
- discontinued operations				(112)					(112)		(112)
Other comprehensive income											
Realised gains in period on FVOCI equity shares				1	(1)				-		-
Remeasurement of retirement benefit schemes				(280)					(280)		(280)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(39)					(39)		(39)
Unrealised losses					22				22		22
Amounts recognised in equity						187			187		187
Retranslation of net assets							(239)		(239)		(239)
Gains on hedges of net assets							107		107		107
Amount transferred from equity to earnings (4)					44	1,021	(487)		578		578
Tax				84	(12)	(336)	(18)		(282)		(282)
Total comprehensive income				4,402	53	872	(637)	-	4,690	(4)	4,686
Transactions with owners											
Ordinary share dividends paid				(1,456)					(1,456)	(5)	(1,461)
Paid-in equity dividends paid				(242)					(242)		(242)
Shares repurchased during the period (1,2)	(856)		856	(2,057)					(2,057)		(2,057)
Employee share schemes				14					14		14
Shares vested under employee share schemes			114						114		114
Share-based payments				(35)					(35)		(35)
Own shares acquired (2)			(359)						(359)		(359)
Acquisition of subsidiary										32	32
At 31 December 2023	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188

The accompanying notes on pages 313 to 388, the Accounting policies on pages 305 to 312 and the audited sections of the Financial review and Risk and capital management sections on pages 71 to 82 and 172 to 282 form an integral part of these financial statements.

For the notes to this table refer to page 303.

Consolidated statement of changes in equity continued

					Other reserves						
	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (9) £m	Retained earnings £m	Fair value £m	Cash flow hedging (6,7) £m	Foreign exchange £m	Merger £m	Total owners' equity £m	Non controlling interests £m	Total equity £m
At 1 January 2022	12,629	3,890	351	12,966	269	(395)	1,205	10,881	41,796	7	41,803
Profit/(loss) attributable to ordinary shareholders and other equity owners											
- continuing operations				3,851					3,851	6	3,857
- discontinued operations				(262)					(262)		(262)
											-
Other comprehensive income											-
Realised gains in period on FVOCI equity shares				113	(113)				-		-
Remeasurement of retirement benefit schemes				(840)					(840)		(840)
Changes in fair value of credit in financial liabilities											-
designated at FVTPL due to own credit risk				50					50		50
Unrealised losses					(570)				(570)		(570)
Amounts recognised in equity						(2,973)			(2,973)		(2,973)
Retranslation of net assets							512		512		512
Losses on hedges of net assets							(266)		(266)		(266)
Amount transferred from equity to earnings (4)					172	(304)	(5)		(137)		(137)
Tax				181	140	901	32		1,254		1,254
Total comprehensive income				3,093	(371)	(2,376)	273	-	619	6	625
Transactions with owners											
Ordinary share dividends paid				(1,205)					(1,205)	(5)	(1,210)
Special dividends paid				(1,746)					(1,746)	-	(1,746)
Paid-in equity dividends paid				(249)					(249)		(249)
Shares repurchased during the period (1,2)	(929)		929	(2,054)					(2,054)		(2,054)
Redemption of preference shares (5)				(750)					(750)		(750)
Enployee share schemes				6					6		6
Shares vested under employee share schemes			113						113		113
Share-based payments				(6)					(6)		(6)
Tax on redemption of paid-in equity		-		(36)					(36)		(36)
At 31 December 2022	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496

For the notes to this table refer to the following page.

Consolidated statement of changes in equity continued

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (9) £m	Retained earnings £m	Other reserves: Fair value £m	Other reserves: Cash flow hedging (6,7) £m	Other reserves: Foreign exchange £m	Other reserves: Merger £m	Total owners' equity £m	Non controlling interests £m	Total equity £m
At 1 January 2021	13,240	4,999	(24)	12,567	360	229	1,608	10,881	43,860	(36)	43,824
Profit attributable to ordinary shareholders and other equity owners											
- continuing operations				2,804					2,804	44	2,848
- discontinued operations				464					464		464
Other comprehensive income											
Realised gains in period on FVOCI equity shares				3	(3)				-		-
Remeasurement of retirement benefit schemes				(669)					(669)		(669)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(29)					(29)		(29)
Unrealised losses					32				32		32
Amounts recognised in equity						(687)			(687)		(687)
Retranslation of net assets							(484)		(484)	4	(480)
Gains on hedges of net assets							88		88		88
Amount transferred from equity to earnings (4)					(119)	(161)	10		(270)		(270)
Tax				171	(1)	224	(17)		377		377
Total comprehensive income				2,744	(91)	(624)	(403)	-	1,626	48	1,674
Transactions with owners											
Ordinary share dividends paid				(693)					(693)	(5)	(698)
Equity preference dividends paid				(19)					(19)	-	(19)
Paid-in equity dividends paid				(299)					(299)		(299)
Shares repurchased during the period (1,2)	(698)		698	(1,423)					(1,423)		(1,423)
Redemption of preference shares			24	(24)					-		-
Shares and securities issued during the period (8)	87	937							1,024		1,024
Reclassification of paid-in equity (3)		(2,046)		150					(1,896)		(1,896)
Employee share schemes				8					8		8
Shares vested under employee share schemes			36						36		36
Share-based payments				(45)					(45)		(45)
Own shares acquired (2)			(383)						(383)		(383)
At 31 December 2021 (10)	12,629	3,890	351	12,966	269	(395)	1,205	10,881	41,796	7	41,803

(1) NatWest Group plc repurchased and cancelled 460.3 million (2022 - 379.3 million, 2021 - 310.8 million) shares, of which 2.3 million were settled in January 2024. The total consideration of these shares excluding fees was £1,151.7 million (2022 - £829.3 million, 2021 £676.2 million), of which £4.9 million were settled in January 2024, as part of the On Market Share Buyback Programmes. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(2) In May 2023, there was an agreement to buy 469.2 million (March 2022 - 549.9 million, March 2021 - 591.0 million) ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 268.4 pence per share (March 2022 - 220.5 pence per share, March 2021 - 190.5 pence per share) for the total consideration of £1.3 billion (2022 - £1.2 billion, 2021 - £1.1 billion). NatWest Group cancelled 336.2 million of the purchased ordinary shares, amounting to £906.9 million excluding fees and held the remaining 133.0 million shares as Own Shares Held, amounting to £358.8 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(3) In July 2021, paid-in equity was reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 capital notes.
(4) Includes £460 million foreign exchange recycled to profit or loss upon completion of a capital repayment by UBIDAC.
(5) Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in retained earnings as a result of foreign exchange unlocking.
(6) The change in the cash flow hedging reserve is driven by realised accrued interest transferred into the income statement and a decrease in swap rates compared to previous periods where they rose. The portfolio of hedging instruments is predominantly receive fixed swaps.
(7) As referred in Note 14, the amount transferred from equity to the income statement is mostly recorded within net interest income mainly in loans to customers, balances at central banks and customer deposits as per Note 1.
(8) There was an issue of shares in 2021. This is split between Ordinary share capital of £37 million and Share premium of £50 million.
(9) Other statutory reserves consist of Capital redemption reserves of £2,507 million (2022 - £1,651 million, 2021 - £722 million) and Own shares held reserves of £503 million (2022 - £258 million, 2021 - £371 million).
(10) In 2021, the Total equity balance of £41,803 million includes £494 million attributable to Preference shareholders.

Consolidated cash flow statement

For the year ended 31 December 2023

	Note	2023 £m	2022 £m	2021 £m
Cash flows from operating activities				
Operating profit before tax from continuing operations (1)		**6,178**	5,132	3,844
Operating (loss)/profit before tax from discontinued operations (1)		**(112)**	(262)	467
Adjustments for:				
Non-cash and other items	27	**3,208**	1,203	3,623
Change in operating assets and liabilities	27	**(25,679)**	(48,447)	46,606
Income taxes paid		**(1,033)**	(1,223)	(856)
Net cash flows from operating activities (2,3)		**(17,438)**	(43,597)	53,684
Cash flows from investing activities				
Sale and maturity of other financial assets		**25,195**	36,975	16,859
Purchase of other financial assets		**(44,906)**	(23,510)	(10,150)
Income received on other financial assets		**1,099**	659	581
Net movement in business interests and intangible assets	28	**4,601**	5,420	(3,489)
Sale of property, plant and equipment		**128**	154	165
Purchase of property, plant and equipment		**(811)**	(639)	(901)
Net cash flows from investing activities		**(14,694)**	19,059	3,065
Cash flows from financing activities				
Issue of paid-in equity		**-**	-	937
Issue of subordinated liabilities		**611**	648	1,634
Redemption of subordinated liabilities		**(1,250)**	(3,693)	(4,765)
Interest paid on subordinated liabilities		**(439)**	(374)	(321)
Issue of MRELs		**3,973**	3,721	3,383
Maturity and redemption MRELs		**(4,236)**	(4,992)	-
Interest paid on MRELs		**(844)**	(703)	(647)
Shares repurchased		**(2,416)**	(2,054)	(1,806)
Dividends paid		**(1,703)**	(3,205)	(1,016)
Net cash flows from financing activities	29	**(6,304)**	(10,652)	(2,601)
Effects of exchange rate changes on cash and cash equivalents		**(1,189)**	2,933	(2,641)
Net (decrease)/increase in cash and cash equivalents		**(39,625)**	(32,257)	51,507
Cash and cash equivalents at 1 January		**158,449**	190,706	139,199
Cash and cash equivalents at 31 December	30	**118,824**	158,449	190,706

The accompanying notes on pages 313 to 388, the Accounting policies on pages 305 to 312 and the audited sections of the Financial review and Risk and capital management sections on pages 71 to 82 and 172 to 282 form an integral part of these financial statements.

(1) Comparative results have been re-presented from those previously published to reclassify certain operations as discontinued operations as described in Note 8 to the consolidated financial statements.
(2) Includes interest received of £20,345 million (2022 - £12,638 million, 2021 - £9,696 million) and interest paid of £8,871 million (2022 - £2,357 million, 2021 - £1,668 million).
(3) The total cash outflow for leases is £122 million (2022 - £170 million; 2021 - £195 million), including payment of principal amount of £102 million (2022 - £145 million, 2021 - £164 million) which are included in the operating activities.

Accounting policies

This section includes the basis of preparation, critical and material accounting policies used to prepare the financial statements.

Our accounting policies are the specific principles, bases, conventions, rules, and practices we apply in preparing and presenting the financial statements. Further information is provided where judgement and estimation is applied to critical accounting policies and key sources of estimation uncertainty.

Future accounting developments details new, or amendments to existing, accounting standards, when they are effective from and where we are assessing their impact on future financial statements.

1. Presentation of financial statements

NatWest Group plc is incorporated in the UK and registered in Scotland. The financial statements are presented in the functional currency, pounds sterling.

The audited financial statements include audited sections of the Risk and capital management section. The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved (refer to the Report of the directors) and in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The critical and material accounting policies and related judgements are set out below.

The financial statements are presented on a historical cost basis except for certain financial instruments which are stated at fair value.

The effect of the amendments to IFRS effective from 1 January 2023 on our financial statements was immaterial.

We have applied the exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12 Income taxes in respect of Pillar Two income taxes. Accordingly, we have not recognised or disclosed information about deferred tax assets and liabilities related to Pillar Two income taxes.

Our consolidated financial statements incorporate the results of NatWest Group plc and the entities it controls. Control arises when we have the power to direct the activities of an entity so as to affect the return from the entity. Control is assessed by reference to our ability to enforce our will on the other entity, typically through voting rights. The consolidated financial statements are prepared under consistent accounting policies.

A subsidiary is included in the consolidated financial statements at fair value on acquisition from the date it is controlled by us until the date we cease to control it through a sale or a significant change in circumstances. Changes in our interest in a subsidiary that do not result in us ceasing to control that subsidiary are accounted for as equity transactions.

We apply accounting for associates and joint arrangements to entities where we have significant influence, but not control, over the operating and financial policies. We assess significant influence by reference to a presumption of voting rights of more than 20%, but less than 50%, supplemented by a qualitative assessment of substantive rights which include representation at the Board of Directors, significant exchange of managerial personnel or technology amongst others.

Investments in associates and joint ventures are recorded upon initial recognition at cost, increased or decreased each period by the share of the subsequent levels of profit or loss, and other changes in equity are considered in line with their nature.

The judgements and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results.

How Climate risk affects our accounting judgements and estimates

Business planning

Key financial estimates are based on management's latest five-year revenue and cost forecasts. The outputs from this forecast affect forward-looking accounting estimates. Measurement of deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. In 2023, our scenario planning was enhanced by the further integration of NatWest Group's climate transition plan, including the assessment of climate-related risks and opportunities.

- Our Climate transition plan includes an assessment of:
  - changes in products, services and business operations to support customer transition towards net zero;
  - financial impacts of supporting customer transition, including investment required. The linkage between our financial plan and our Climate transition plan will continue to be developed and refreshed annually as part of the financial planning cycle;
  - the climate impact of policies, using the UK Climate Change Committee (UK CCC) Balanced Net Zero (BNZ) pathway scenario, aligned with the UK's Sixth Carbon Budget. In addition, we have used the credibility ratings for sectoral policies provided by the UK CCC 2023 Progress Report, published in June, to the Parliament to develop a BNZ adjusted pathway to reflect estimated time delays of these policies.
- There remains considerable uncertainty regarding this policy response, including the effect of wider geo-political uncertainty on governmental ambitions regarding climate transition and the effect of decarbonisation on wider economic growth, technology development and customer behaviours.

Accounting policies continued

Information used in other accounting estimates

We make use of reasonable and supportable information to make accounting judgements and estimates. This includes information about the observable effects of the physical and transition risks of climate change on the current creditworthiness of borrowers, asset values and market indicators. It also includes the effect on our competitiveness and profitability. Many of the effects arising from climate change will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgements and estimates for the current period. Some physical and transition risks can manifest in the shorter term. The following items represent the most significant effects:

- The classification of financial instruments linked to climate, or other sustainability indicators: consideration is given to whether the effect of climate related terms prevent the instrument cashflows being solely payments of principal and interest.
- The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

Effect of climate change in the estimation of expected credit loss

We are monitoring the effect of the physical and transition consequences of climate change on our experience of loan loss. We use available information regarding the effect of climate transition policy largely driven by carbon prices as an adjustment to macroeconomic factors that are used as inputs to the models that generate PD and LGD outcomes, which are key inputs to the ECL calculation. The determination of whether specific loss drivers and climate events generate specific losses is ongoing and is necessary to determine how sensitive changes in ECL could be to climate inputs.

Future cashflows are discounted, so long dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector specific risks, and whether additional adjustments are required, include expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit stewardship and credit risk appetite that stem from climate considerations, such as oil and gas, will directly affect our positions.

2. Critical accounting policies

The judgements and assumptions involved in our accounting policies that are considered by the Board to be the most important to the portrayal of our financial condition are noted below. The use of estimates, assumptions or models that differ from those adopted by us would affect our reported results. Management's consideration of uncertainty is outlined in the relevant sections, including the ECL estimate in the Risk and capital management section.

Information used for significant estimate

Policy	Judgement	Estimate	Further information
Deferred tax	Determination of whether sufficient sustainable taxable profits will be generated in future years to recover the deferred tax asset.	Our estimates are based on the five year revenue and cost forecasts (which include inherent uncertainties).	Note 7
Fair value – financial instruments	Classification of a fair value instrument as level 3, where the valuation is driven by unobservable inputs.	Estimation of the fair value, where it is reasonably possible to have alternative assumptions in determining the FV.	Note 11
Loan impairment provisions	Definition of default against which to apply PD, LGD and EAD models. Selection of multiple economic scenarios. Criteria for a significant increase in credit risk. Identification of risks not captured by the models.	ECL estimates contain a number of measurement uncertainties (such as the weighting of multiple economic scenarios) and disclosures include sensitivities to show impact on other reasonably possible scenarios.	Note 15
Provisions for liabilities and charges	Determination of whether a present obligation exists in respect of customer redress, litigation and other regulatory, property and other provisions. Legal proceedings often require a high degree of judgement and these are likely to change as the matter progresses.	Provisions remain sensitive to the assumptions used in the estimate. We consider a wide range of possible outcomes. It is often not practical to meaningfully quantify ranges of possible outcomes, given the uncertainties involved.	Note 21

Changes in judgements and assumptions could result in a material adjustment to those estimates in future reporting periods.

Accounting policies continued

2.1. Deferred tax

Deferred tax is the estimated tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and the carrying amount for tax purposes in the future. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent their recovery is probable.

Deferred tax is calculated using tax rates expected to apply in the periods when the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, at the balance sheet date.

Deferred tax asset recoverability is based on the level of supporting offsetable deferred tax liabilities we have and of our future taxable profits. These future taxable profits are based on our five-year revenue and cost forecasts and the expectation of long term economic growth beyond this period. The five-year forecast takes account of management's current expectations on competitiveness and profitability. The long term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

2.2. Fair value – financial instruments

We measure financial instruments at fair value when they are classified as mandatory fair value through profit or loss; held-for-trading; designated fair value through profit or loss and fair value through other comprehensive income and they are recognised in the financial statements at fair value. All derivatives are measured at fair value.

We manage some portfolios of financial assets and financial liabilities based on our net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (refer to 'Valuation Adjustments').

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. The complexity and uncertainty in the financial instrument's fair value is categorised using the fair value hierarchy.

The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

2.3. Loan impairment provisions: expected credit losses (ECL)

At each balance sheet date each financial asset or portfolio of financial assets measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment (other than those classified as held for trading) is assessed for impairment. Any change in impairment is reported in the income statement.

Loss allowances are forward-looking, based on 12-month ECL where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses.

ECL are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. In the absence of a change in credit rating, allowances are recognised when there is a reduction in the net present value of expected cash flows. Following a significant increase in credit risk, ECL are adjusted from 12 months to lifetime. This will lead to a higher impairment charge.

The measurement of expected credit loss considers the ability of borrowers to make payments as they fall due. Future cashflows are discounted, so long-dated cashflows are less likely to affect current expectations on credit loss. Our assessment of sector specific risks, and whether additional adjustments are required, include expectations of the ability of those sectors to meet their financing needs in the market. Changes in credit risk appetite and how we manage credit positions that stem from climate considerations, such as oil and gas, will directly affect our positions.

Judgement is exercised as follows:

– **Models** – in certain low default portfolios, Basel parameter estimates are also applied for IFRS 9.
– **Non-modelled portfolios** – use a standardised capital requirement under Basel II. Under IFRS 9, they have bespoke treatments for the identification of significant increase in credit risk. Benchmark PDs, EADs and LGDs are reviewed annually for appropriateness. The ECL calculation is based on expected future cash flows, which is typically applied at a portfolio level.
– **Multiple economic scenarios (MES)** – the central, or base, scenario is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities.
– **Significant increase in credit risk** – IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

.

Accounting policies continued

On restructuring where a financial asset is not derecognised, the revised cash flows are used in re-estimating the credit loss. Where restructuring causes derecognition of the original financial asset, the fair value of the replacement asset is used as the closing cash flow of the original asset.

Where in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where our acquired interest is in equity shares, relevant policies for control, associates and joint ventures apply.

Impaired financial assets are written off and therefore derecognised from the balance sheet when we conclude that there is no longer any realistic prospect of recovery of part, or all, of the loan. For financial assets that are individually assessed for impairment, the timing of the write-off is determined on a case-by-case basis. Such financial assets are reviewed regularly and write-off will be prompted by bankruptcy, insolvency, re-negotiation, and similar events

The typical time frames from initial impairment to write-off for our collectively assessed portfolios are:

- Retail mortgages: write-off usually occurs within five years, or earlier, when an account is closed, but can be longer where the customer engages constructively;
- Credit cards: the irrecoverable amount is typically written off after twelve arrears cycles or at four years post default any remaining amounts outstanding are written off;
- Overdrafts and other unsecured loans: write-off occurs within six years;
- Commercial loans: write-offs are determined in the light of individual circumstances; and Business loans are generally written off within five years.

2.4. Provisions

We recognise a provision for a present obligation resulting from a past event when it is more likely than not that we will be required to pay to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when we have a constructive obligation. An obligation exists when we have a detailed formal plan for the restructuring and have raised a valid expectation in those affected either by starting to implement the plan or by announcing its main features.

We recognise any onerous cost of the present obligation under a contract as a provision. An onerous cost is the unavoidable cost of meeting our contractual obligations that exceed the expected economic benefits. When we intend to vacate a leasehold property or right of use asset, the asset would be tested for impairment and a provision may be recognised for the ancillary contractual occupancy costs.

3. Material accounting policies

3.1. Revenue recognition

Interest receivable and payable are recognised in the income statement using the effective interest rate method for: all financial instruments measured at amortised cost; debt instruments measured as fair value through other comprehensive income; and the effective part of any related accounting hedging instruments. Finance lease income is recognised at a constant periodic rate of return before tax on the net investment on the lease.

Other interest relating to financial instruments measured at fair value is recognised as part of the movement in fair value and is reported in income from trading activities or other operating income as relevant. Fees in respect of services are recognised as the right to consideration accrues through the performance of each distinct service obligation to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable.

3.2. Discontinued operations, Held for sale and Disposal group

The results of discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit/(loss) from discontinued operations, net of tax in the income statement. Comparatives are represented for the income statement, cash flow statement, statement of changes in equity and related notes.

An asset or disposal group (assets and liabilities) is classified as held for sale if we will recover its carrying amount principally through a sale transaction rather than through continuing use. These are measured at the lower of its carrying amount or fair value less cost to sell unless the existing measurement provisions of IFRS apply. These are presented as single amounts; comparatives are not represented.

3.3. Staff costs

Employee costs, such as salaries, paid absences, and other benefits are recognised over the period in which the employees provide the related services to us. Employees may receive variable compensation in cash, in deferred cash or debt instruments of NatWest Group or in ordinary shares of NatWest Group plc subject to deferral, clawback and forfeiture criteria. We operate a number of share-based compensation schemes under which we grant awards of NatWest Group plc shares and share options to our employees. Such awards are subject to vesting conditions.

Variable compensation that is settled in cash or debt instruments is charged to the income statement on a straight-line basis over the period during which services are provided, taking account of forfeiture and clawback criteria. The value of employee services received in exchange for NatWest Group plc shares and share options is recognised as an expense over the vesting period, subject to deferral, clawback, cancelation and forfeiture criteria with a corresponding increase in equity. The fair value of shares granted is the market price adjusted for the expected effect of dividends as employees are not entitled to dividends until shares are vested.

Accounting policies continued

The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These consider the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors such as the dividend yield.

Defined contribution pension scheme

A scheme where we pay fixed contributions and there is no legal or constructive obligation to pay further contributions or benefits. Contributions are recognised in the income statement as employee service costs accrue.

Defined benefit pension scheme

A scheme that defines the benefit an employee will receive on retirement and is dependent on one or more factors such as age, salary, and years of service. The net of the recognisable scheme assets and obligations is reported on the balance sheet in other assets or other liabilities. The defined benefit obligation is measured on an actuarial basis.

The charge to the income statement for pension costs (mainly the service cost and the net interest on the net defined benefit asset or liability) is recognised in operating expenses.

Actuarial gains and losses (i.e. gains and/or losses on re-measuring the net defined benefit asset or liability due to changes in actuarial measurement assumptions) are recognised in other comprehensive income in full in the period in which they arise, and not subject to recycling to the income statement.

The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised on the balance sheet if the criteria of the asset ceiling test are met. This requires the net defined benefit surplus to be limited to the present value of any economic benefits available to us in the form of refunds from the plan or reduced contributions to it.

We will recognise a liability where a minimum funding requirement exists for any of our defined benefit pension schemes. This reflects agreed minimum funding and the availability of a net surplus as determined as described above. When estimating the liability for minimum funding requirements we only include contributions that are substantively or contractually agreed and do not include contingent and discretionary features, including dividend-linked contributions or contributions subject to contingent events requiring future verification.

We will recognise a net defined benefit asset when the net defined benefit surplus can generate a benefit in the form of a refund or reduction in future contributions to the plan. The net benefit pension asset is recognised at the present value of the benefits that will be available to us excluding interest and the effect of the asset ceiling (if any, excluding interest). Changes in the present value of the net benefit pension asset are recognised immediately in other comprehensive income.

In instances where Trustees have the ability to declare augmented benefits to participants, we do not recognise a defined benefit pension asset and write-off the surplus immediately in other comprehensive income.

3.4. Intangible assets and goodwill

Intangible assets are identifiable non-monetary assets without physical substance acquired or developed by us, and are stated at cost less accumulated amortisation and impairment losses. Amortisation is a method to spread the cost of such assets over time in the income statement.

This is charged to the income statement over the assets' estimated useful economic lives using methods that best reflect the pattern of economic benefits.

The estimated useful economic lives are:

Computer software	3 to 10 years
Other acquired intangibles	3 to 5 years

Direct costs relating to the development of internal-use computer software are reported on the balance sheet after technical feasibility and economic viability have been established.

These direct costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software can operate as intended.

During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed to the income statement as incurred, as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond three years are also reported on the balance sheet.

Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration paid, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary's net assets over the net fair value of the subsidiary's identifiable assets, liabilities, and contingent liabilities.

Goodwill is measured at initial cost less any subsequent impairment losses. The gain or loss on the disposal of a subsidiary includes the carrying value of any related goodwill when such transactions occur.

Accounting policies continued

3.5. Impairment of non-financial assets

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

At each balance sheet date, we assess whether there is any indication that other intangible assets or property, plant and equipment are impaired. If any such indication exists, we estimate the recoverable amount of the asset and compare it to its balance sheet value to calculate if an impairment loss should be recognised in the income statement. A reversal of an impairment loss on other intangible assets or property, plant and equipment is recognised in the income statement provided the increased carrying value is not greater than it would have been had no impairment loss been recognised.

The recoverable amount of an asset that does not generate cash flows that are independent from those of other assets or groups of assets, is determined as part of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to our cash-generating units or groups of cash-generating units expected to benefit from the combination.

The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell or its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been considered in estimating future cash flows.

The assessment of asset impairment is based upon value in use. This represents the value of future cashflows and uses our five-year revenue and cost forecasts and the expectation of long term economic growth beyond this period. The five-year forecast takes account of management's current expectations on competitiveness and profitability, including near term effects of climate transition risk. The long term growth rate reflects external indicators which will include market expectations on climate risk. We do not consider any additional adjustments to this indicator.

3.6. Foreign currencies

Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences are recognised in the income statement except for differences arising on non-monetary financial assets classified as fair value through other comprehensive income.

Income and expenses of foreign subsidiaries and branches are translated into sterling at average exchange rates unless these do not approximate the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to the income statement on disposal of a foreign operation.

3.7. Tax

Tax encompassing current tax and deferred tax is recognised in the income statement except when taxable items are recognised in other comprehensive income or equity. Tax consequences arising from servicing financial instruments classified as equity are recognised in the income statement.

Accounting for taxes is judgemental and carries a degree of uncertainty because tax law is subject to interpretation, which might be questioned by the relevant tax authority. We recognise the most likely current and deferred tax liability or asset, assessed for uncertainty using consistent judgements and estimates. Current and deferred tax assets are only recognised where their recovery is deemed probable, and current and deferred tax liabilities are recognised at the amount that represents the best estimate of the probable outcome having regard to their acceptance by the tax authorities.

3.8. Financial instruments

Financial instruments are measured at fair value on initial recognition on the balance sheet.

Monetary financial assets are classified into one of the following subsequent measurement categories (subject to business model assessment and review of contractual cash flow for the purposes of sole payments of principal and interest where applicable):

– **amortised cost** measured at cost using the effective interest rate method, less any impairment allowance;
– **fair value through other comprehensive income (FVOCI)** measured at fair value, using the effective interest rate method and changes in fair value through other comprehensive income;
– **mandatory fair value through profit or loss (MFVTPL)** measured at fair value and changes in fair value reported in the income statement; or
– **designated at fair value through profit or loss (DFV)** measured at fair value and changes in fair value reported in the income statement.

Classification by business model reflects how we manage our financial assets to generate cash flows. A business model assessment helps to ascertain the measurement approach depending on whether cash flows result from holding financial assets to collect the contractual cash flows, from selling those financial assets, or both.

Accounting policies continued

Business model assessment of assets is made at portfolio level, being the level at which they are managed to achieve a predefined business objective. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives for the portfolio, its risk management, manager's remuneration and the ability to monitor sales of assets from a portfolio. When a significant change to our business is communicated to external parties, we reassess our business model for managing those financial assets. We reclassify financial assets if we have a significant change to the business model. A reclassification is applied prospectively from the reclassification date.

The contractual terms of a financial asset; any leverage features; prepayment and extension terms; and discounts or penalties to interest rates that are part of meeting environmental, social and governance targets as well as other contingent and leverage features, non-recourse arrangements and features that could modify the timing and/or amount of the contractual cash flows that might reset the effective rate of interest; are considered in determining whether cash flows are solely payments of principal and interest.

Certain financial assets may be designated at fair value through profit or loss (DFV) upon initial recognition if such designation eliminates, or significantly reduces, accounting mismatch.

Equity shares are measured at fair value through profit or loss unless specifically elected as at fair value through other comprehensive income (FVOCI).

Upon disposal, the cumulative gains or losses in fair value through other comprehensive income reserve are recycled to the income statement for monetary assets and for non-monetary assets (equity shares) the cumulative gains or losses are transferred directly to retained earnings.

Regular way purchases and sales of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Financial liabilities are classified into one of following measurement categories:

- amortised cost measured at cost using the effective interest rate method;
- held for trading measured at fair value and changes in fair value reported in income statement; or
- designated at fair value through profit or loss measured at fair value and changes in fair value reported in the income statement except changes in fair value attributable to the credit risk component recognised in other comprehensive income when no accounting mismatch occurs.

3.9. Netting

Financial assets and financial liabilities are offset, and the net amount presented on the balance sheet when, and only when, we currently have a legally enforceable right to set off the recognised amounts and we intend either to settle on a net basis or to realise the asset and settle the liability simultaneously. We are party to a number of arrangements, including master netting agreements, that give us the right to offset financial assets and financial liabilities, but where we do not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented separately on the balance sheet.

3.10. Capital instruments

We classify a financial instrument that we issue as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if we evidence a residual interest in our assets after the deduction of liabilities. Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of NatWest Group plc purchased by us (known as treasury shares or own shares held) is deducted from retained earnings. On the cancellation of treasury shares their nominal value is removed from retained earnings and a consequential amount recognised in capital redemption in compliance with the Companies Act 2006.

On the sale or re-issue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

3.11. Derivatives and hedging

Derivatives are reported on the balance sheet at fair value.

We use derivatives as part of our trading activities, to manage our own risk such as interest rate, foreign exchange, or credit risk or in certain customer transactions. Not all derivatives used to manage risk are in hedge accounting relationships (an IFRS method to reduce accounting mismatch from changes in the fair value of the derivatives reported in the income statement).

Gains and losses arising from changes in the fair value of derivatives that are not in hedge relationships are recognised in Income from trading activities unless those derivatives are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

Accounting policies continued

Hedge accounting
Hedge accounting relationships are designated and documented at inception in line with the requirements of IAS 39 Financial instruments – Recognition and Measurement.

The documentation identifies the hedged item, the hedging instrument and details of the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. When designating a hedging relationship, we consider: the economic relationship between the hedged item (including the risk being hedged) and the hedging instrument; the nature of the risk; the risk management objective and strategy for undertaking the hedge; and the appropriateness of the method that will be used to assess hedge effectiveness.

Designated hedging relationships must be expected to be highly effective both on a prospective and retrospective basis. This is assessed using regression techniques which model the degree of offsetting between the changes in fair value or cash flows attributable to the hedged risk and the changes in fair value of the designated hedging derivatives. Ineffectiveness is measured based on actual levels of offsetting and recognised in the income statement.

We enter into three types of hedge accounting relationships.

Fair value hedge - the gain or loss on the hedging instrument and the hedged item attributable to the hedged risk is recognised in the income statement. Where the hedged item is measured at amortised cost, the balance sheet amount of the hedged item is also adjusted.

Cash flow hedge - the effective portion of the designated hedge relationship is recognised in other comprehensive income and the ineffective portion in the income statement. When the hedged item (forecasted cash flows) results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to the income statement in the same periods in which the hedged forecasted cash flows affect the income statement.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the effective portion of the designated hedge relationship is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be designated as a hedging instrument in a net investment hedge.

Discontinuation of hedge accounting
Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting i.e. the hedge is not highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the documented risk management strategy; the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked.

For fair value hedging any cumulative adjustment is amortised to the income statement over the life of the hedged item. Where the hedged item is no longer on the balance sheet the adjustment to the hedged item is reported in the income statement. For cash flow hedging the cumulative unrealised gain or loss is reclassified from equity to the income statement when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect the income statement. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to the income statement immediately.

For net investment hedging on disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to the income statement.

4. Future accounting developments

International Financial Reporting Standards
Effective 1 January 2024

- Classification of Liabilities as Current or Non-current (Amendments to IAS 1);
- Non-current Liabilities with Covenants (Amendments to IAS 1)
- Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
- Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

Effective 1 January 2025

- Lack of Exchangeability (Amendments to IAS 21)

We are assessing the effect of adopting these amendments on our financial statements but do not expect the effect to be material.

Notes to the consolidated financial statements

1 Net interest income

Net interest income is the difference between the interest NatWest Group earns from its interest-bearing assets, such as loans, balances with central banks and other financial assets, and the interest paid on its interest-bearing liabilities, such as deposits and subordinated liabilities.

Interest receivable on financial instruments classified as amortised cost, debt instruments classified as FVOCI and the interest element of the effective portion of any designated hedging relationships are measured using the effective interest rate, which allocates the interest receivable or interest payable over the expected life of the financial instrument at the rate that exactly discounts all estimated future cash flows to equal the financial instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the financial instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative interest on financial assets is presented in interest payable and negative interest on financial liabilities is presented in interest receivable. Included in interest receivable is finance lease income of £484 million (2022 - £314 million; 2021 - £298 million) which is recognised at a constant periodic rate of return before tax on the net investment.

For accounting policy information refer to Accounting policy 3.1.

Continuing operations	2023 £m	2022 £m	2021 (1) £m
Balances at central banks and loans to banks - amortised cost	**3,737**	1,987	445
Loans to customers - amortised cost	**15,553**	10,085	8,536
Other financial assets	**1,736**	565	253
Interest receivable	**21,026**	12,637	9,234
Balances with banks	**1,039**	379	204
Customer deposits	**5,276**	785	556
Other financial liabilities	**2,977**	1,196	670
Subordinated liabilities	**464**	370	267
Internal funding of trading businesses	**221**	65	2
Interest payable	**9,977**	2,795	1,699
Net interest income	**11,049**	9,842	7,535

(1) Comparative results have been re-presented from those previously published to reclassify certain items as discontinued operations as described in Note 8 to the consolidated financial statements.

Notes to the consolidated financial statements continued

2 Non-interest income

There are three main categories of non-interest income: net fees and commissions, trading income, and other operating income.

Net fees and commissions is the difference between fees received from customers for services provided by NatWest Group, such as credit card annual fees, underwriting fees, payment services, brokerage fees, trade finance, investment management fees, trustee and fiduciary services, and fees incurred in the provision of those services, such as credit card interchange fees, customer incentives, loan administration, foreign currency transaction charges, and brokerage fees.

Trading income is earned from short-term financial assets and financial liabilities to either make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

Other operating income includes revenue from other operating activities which are not related to the principal activities of the company, such as: share of profit or loss from associates; operating lease income; the profit or loss on the sale of a subsidiary; or property, plant and equipment; profit or loss on own debt; and changes in the fair value of financial assets and liabilities designated at fair value through profit or loss.

For accounting policy information refer to Accounting policies 3.1 and 3.6

Continuing operations	2023 £m	2022 £m	2021 (1) £m
Net fees and commissions (2)	**2,330**	2,292	2,120
Trading income			
Foreign exchange	**270**	305	364
Interest rate (3)	**595**	752	(130)
Credit	**(72)**	17	83
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	**(2)**	42	6
Equities, commodities and other	**3**	17	-
	794	1,133	323
Other operating income			
Gain/(loss) on redemption of own debt	**3**	(161)	(145)
Rental income on operating lease assets and investment property	**234**	230	225
Changes in fair value of financial assets and liabilities designated at fair value through profit or loss (4)	**(150)**	17	(8)
Changes in fair value of other financial assets at fair value through profit or loss (5)	**50**	(45)	5
Hedge ineffectiveness	**52**	(20)	25
Loss on disposal of amortised cost assets and liabilities	**(5)**	(15)	(15)
(Loss)/profit on disposal of fair value through other comprehensive income assets	**(43)**	(168)	117
Loss on sale of property, plant and equipment	**(21)**	(5)	(30)
Share of (losses)/profits of associated entities	**(9)**	(30)	216
Profit on disposal of subsidiaries and associates	**-**	-	48
Foreign exchange recycling gains/(losses)	**484**	5	(10)
Other income (6)	**(16)**	81	23
	579	(111)	451
	3,703	3,314	2,894

(1) Comparative results have been re-presented from those previously published to reclassify certain items as discontinued operations as described in Note 8 to the consolidated financial statements.
(2) Refer to Note 4 for further analysis.
(3) Includes fair value changes on derivatives which have not been designated in a hedge accounting relationship and gains and losses from the management of the NatWest Group's funding requirements involving the use of derivatives including foreign exchange. These are aimed at managing the interest rate and foreign exchange risk that NatWest Group is exposed to.
(4) Includes related derivatives.
(5) Includes instruments that have failed solely payments of principal and interest testing under IFRS 9.
(6) 2022 includes £92 million profit from insurance liabilities.

Notes to the consolidated financial statements continued

3 Operating expenses

Operating expenses are expenses NatWest Group incurs in the running of its business such as all staff costs (for example salaries, bonus awards, pension costs and social security costs), premises and equipment costs that arise from the occupation of premises and the use of equipment, depreciation and amortisation and other administrative expenses.

For accounting policy information refer to Accounting policies 3.3, 3.4 and 3.5.

Continuing operations	2023 £m	2022 £m	2021 £m
Salaries	**2,483**	2,250	2,295
Bonus awards	**353**	334	267
Temporary and contract costs	**199**	234	240
Social security costs	**352**	328	300
Pension costs	**313**	363	354
- defined benefit schemes (Note 5)	**122**	205	215
- defined contribution schemes	**191**	158	139
Other	**201**	207	220
Staff costs	**3,901**	3,716	3,676
Premises and equipment	**1,153**	1,112	1,133
UK bank levy	**109**	101	99
Depreciation and amortisation (1,2)	**934**	833	923
Other administrative expenses (3)	**1,899**	1,925	1,927
Administrative expenses	**4,095**	3,971	4,082
	7,996	7,687	7,758

(1) Includes depreciation of right of use assets of £104 million (2022 - £119 million; 2021 - £167 million).
(2) 2021 includes impairment of goodwill of £85 million.
(3) Includes litigation and conduct costs, net of amounts recovered. Refer to Note 21 for further details.

The average number of persons employed, rounded to the nearest hundred, during the year, excluding temporary staff, was 61,500 (2022 - 60,000; 2021 – 59,200). The average number of temporary employees during 2023 was 2,100 (2022 – 2,500; 2021 – 2,500).

The number of persons employed at 31 December, excluding temporary staff, by reportable segment, was as follows:

Continuing operations	2023	2022 (1)	2021 (1)
Retail Banking	**14,300**	15,100	16,000
Private Banking	**2,400**	2,300	2,000
Commercial & Institutional	**12,400**	12,200	11,700
Central items & other (2)	**32,500**	31,400	28,100
Total	**61,600**	61,000	57,800
UK	**41,500**	41,200	40,600
USA	**300**	300	300
India	**16,900**	15,700	13,500
Poland	**1,500**	1,500	1,400
Republic of Ireland	**400**	1,400	1,200
Rest of the World	**1,000**	900	800
Total	**61,600**	61,000	57,800

(1) Comparatives have been re-presented to reflect the movement of headcount across segments due to segment reorganisation.
(2) Central items & other includes Ulster Bank RoI. The total number of persons employed in Ulster Bank RoI of 500 (2022 – 2,200; 2021 – 2,400) includes nil people employed in discontinued operations at 31 December 2023 (2022 – 400; 2021 – 700).

Notes to the consolidated financial statements continued

3 Operating expenses continued

Share-based payments

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Channel Islands, Gibraltar, Isle of Man, Poland and India.	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2024 to 2028
Deferred performance awards	All	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances	2024 to 2031
Long-term incentives (2,3)	Senior employees	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances and/or satisfaction of the pre-vesting assessment and underpins	2024 to 2030

(1) All awards have vesting conditions which may not be met.
(2) Long-term incentives include buy-out awards offered to compensate certain new hires for the loss of forfeited awards from their previous employment. All awards are granted under the Employee Share Plan.
(3) The existing Long-term incentive scheme has been closed for new awards and members as at 31 December 2022. The scheme has been replaced by a new Restricted share plan scheme with similar granting and vesting conditions.

Sharesave

	2023		2022		2021	
	Average exercise price £	**Shares under option (million)**	Average exercise price £	Shares under option (million)	Average exercise price £	Shares under option (million)
At 1 January	**1.63**	**99**	1.61	95	1.64	96
Granted	**1.42**	**43**	1.86	25	1.80	24
Exercised	**1.44**	**(23)**	1.88	(15)	1.76	(10)
Cancelled	**1.72**	**(5)**	1.60	(6)	2.02	(15)
At 31 December	**1.59**	**114**	1.63	99	1.61	95

The fair value of Sharesave options granted in 2023 was determined using a pricing model that included: expected volatility of share price determined at the grant date based on historical share price volatility over a period of up to five years; expected option lives that equal the vesting period; estimated dividend yield on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

The exercise price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days (three trading days for Sharesave) preceding grant date. When estimating the fair value of the award, the number of shares granted and the prevailing market price as defined on page 148 are used. The fair value of the award is recognised as services are provided by employees over the vesting period.

Options are exercisable within six months of vesting; 19.0 million options were exercisable at 31 December 2023 (2022 – 5.1 million; 2021 – 6.0 million). The weighted average share price at the date of exercise of options was £2.20 (2022 - £2.59; 2021 - £2.19). At 31 December 2023, exercise prices ranged from £1.12 to £1.89 (2022 - £1.12 to £2.27; 2021 - £1.12 to £2.27) and the remaining average contractual life was 2.25 years (2022 – 2 years; 2021 – 2.1 years). The fair value of options granted in 2023 was £27.3 million (2022 - £22.1 million; 2021 - £17 million).

Deferred performance awards

	2023		2022		2021	
	Value at grant £m	**Shares awarded (million)**	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	**93**	**46**	132	65	169	77
Granted	**52**	**20**	46	20	61	32
Forfeited	**(2)**	**(1)**	(4)	(2)	(10)	(5)
Vested	**(67)**	**(30)**	(81)	(37)	(88)	(39)
At 31 December	**76**	**35**	93	46	132	65

The awards granted in 2023 vest in equal tranches on the anniversary of the award, predominantly over three years.

Long-term incentives

	2023		2022		2021	
	Value at grant £m	**Shares awarded (million)**	Value at grant £m	Shares awarded (million)	Value at grant £m	Shares awarded (million)
At 1 January	**49**	**23**	44	21	50	24
Granted	**11**	**5**	16	7	6	3
Vested/exercised	**(10)**	**(4)**	(10)	(4)	(12)	(6)
Lapsed	**(1)**	**(1)**	(1)	(1)	-	-
At 31 December	**49**	**23**	49	23	44	21

The market value of awards vested/exercised in 2023 was £9.5 million (2022 - £11.7 million; 2021 - £13 million).

Notes to the consolidated financial statements continued

3 Operating expenses continued

Bonus awards

	2023 £m	2022 £m	Change %
Non-deferred cash awards (1)	**43**	40	8%
Deferred cash awards	**262**	270	(3%)
Deferred share awards	**51**	60	(15%)
Total deferred bonus awards	**313**	330	(5%)
Total bonus awards (2)	**356**	370	(4%)
Bonus awards as a % of operating profit before tax (3)	**5%**	7%	
Proportion of bonus awards that are deferred	**88%**	89%	
- deferred cash awards	**84%**	82%	
- deferred share awards	**16%**	18%	

(1) Non-deferred cash awards are limited to £2,000 for all employees.
(2) Excludes other performance-related compensation.
(3) Operating profit before tax and income statement charge for bonus awards.

Reconciliation of bonus awards to income statement charge

	2023 £m	2022 £m	2021 £m
Bonus awarded	**356**	370	301
Less: deferral of charge for amounts awarded for current year	**(114)**	(127)	(99)
Income statement charge for amounts awarded in current year	**242**	243	202
Add: current year charge for amounts deferred from prior years	**115**	94	80
Less: forfeiture of amounts deferred from prior years	**(4)**	(3)	(15)
Income statement charge for amounts deferred from prior years	**111**	91	65
Income statement charge for bonus awards (2)	**353**	334	267

Year in which income statement charge is expected to be taken for deferred bonus awards

	Actual			Expected	
	2021 £m	2022 £m	2023 £m	2024 £m	2025 and beyond £m
Bonus awards deferred from 2021 and earlier	80	94	**16**	7	5
Bonus awards deferred from 2022	-	-	**99**	9	9
Less: forfeiture of amounts deferred from prior years	(15)	(3)	**(4)**	-	-
Bonus awards for 2023 deferred	-	-	**-**	98	16
	65	91	**111**	114	30

Notes to the consolidated financial statements continued

4 Segmental analysis

NatWest Group analyses its performance between the different operating segments of the Group as required by IFRS 8, Operating segments. The presentation is consistent with internal financial reporting and how senior management assesses the performance of each operating segment

Reportable operating segments:

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional, and Central items & other.

Retail Banking serves personal customers in the UK, including Ulster Bank customers in Northern Ireland.

Private Banking serves UK-connected high-net-worth individuals and their business interests.

Commercial & Institutional consists of customer businesses reported under Business Banking, Commercial Mid-market and Corporate & Institutions, supporting our customers across the full non-personal customer lifecycle, both domestically and internationally. Our Markets offering helps our customers manage financial risks across different geographies, while our International offering provides full-service banking operations in the Channel Islands, Isle of Man, Gibraltar and Luxembourg.

Central items & other includes corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manage NatWest Group capital resources and NatWest Group-wide regulatory projects and provide services to the reportable segments. Central items & other includes businesses and amounts not directly related to any of the other reportable segments. Ulster Bank RoI is no longer an operating segment and its continuing operations now form part of Central items & other.

Allocation of central balance sheet items

NatWest Group allocates all central costs relating to central functions to the business using appropriate drivers; these are reported as indirect costs in the segmental income statements. Assets and risk-weighted assets held centrally, mainly relating to NatWest Group Treasury, are allocated to the business using appropriate drivers.

2023	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Net interest income	**5,496**	**710**	**5,044**	**(201)**	**11,049**
Net fees and commissions	**427**	**249**	**1,654**	**-**	**2,330**
Other non-interest income	**8**	**31**	**723**	**611**	**1,373**
Total income	**5,931**	**990**	**7,421**	**410**	**14,752**
Depreciation and amortisation	**(1)**	**(1)**	**(154)**	**(778)**	**(934)**
Other operating expenses	**(2,827)**	**(684)**	**(3,937)**	**386**	**(7,062)**
Impairment losses	**(465)**	**(14)**	**(94)**	**(5)**	**(578)**
Operating profit	**2,638**	**291**	**3,236**	**13**	**6,178**
2022					
Continuing operations					
Net interest income	5,224	777	4,171	(330)	9,842
Net fees and commissions	422	250	1,580	40	2,292
Other non-interest income	-	29	662	331	1,022
Total income	5,646	1,056	6,413	41	13,156
Depreciation and amortisation	-	-	(161)	(672)	(833)
Other operating expenses	(2,593)	(622)	(3,583)	(56)	(6,854)
Impairment (losses)/releases	(229)	2	(122)	12	(337)
Operating profit/(loss)	2,824	436	2,547	(675)	5,132
2021					
Continuing operations					
Net interest income	4,074	480	2,974	7	7,535
Net fees and commissions	377	258	1,440	45	2,120
Other non-interest income	(6)	78	424	278	774
Total income	4,445	816	4,838	330	10,429
Depreciation and amortisation	(85)	-	(173)	(665)	(923)
Other operating expenses	(2,428)	(520)	(3,584)	(303)	(6,835)
Impairment releases/(losses)	36	54	1,160	(77)	1,173
Operating profit/(loss)	1,968	350	2,241	(715)	3,844

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Total revenue (1)

2023	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
External	**7,366**	**1,157**	**12,519**	**4,340**	**25,382**
Inter-segmental (4)	**5**	**1,000**	**(1,602)**	**597**	**-**
Total	**7,371**	**2,157**	**10,917**	**4,937**	**25,382**
2022					
Continuing operations					
External	5,773	874	7,258	2,669	16,574
Inter-segmental (4)	-	389	(395)	6	-
Total	5,773	1,263	6,863	2,675	16,574
2021					
Continuing operations					
External	5,415	792	5,189	1,306	12,702
Inter-segmental (4)	18	127	102	(247)	-
Total	5,433	919	5,291	1,059	12,702

Total income

2023	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
External	**4,170**	**327**	**7,730**	**2,525**	**14,752**
Inter-segmental (4)	**1,761**	**663**	**(309)**	**(2,115)**	**-**
Total	**5,931**	**990**	**7,421**	**410**	**14,752**
2022					
Continuing operations					
External	4,956	778	5,920	1,502	13,156
Inter-segmental (4)	690	278	493	(1,461)	-
Total	5,646	1,056	6,413	41	13,156
2021					
Continuing operations					
External	4,933	801	4,634	61	10,429
Inter-segmental (4)	(488)	15	204	269	-
Total	4,445	816	4,838	330	10,429

For the notes to this table refer to page 321.

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Analysis of net fees and commissions

2023	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Fees and commissions receivable					
- Payment services	**324**	**32**	**671**	**3**	**1,030**
- Credit and debit card fees	**400**	**13**	**260**	**3**	**676**
- Lending and financing	**14**	**5**	**709**	**1**	**729**
- Brokerage	**35**	**6**	**42**	**-**	**83**
- Investment management, trustee and fiduciary services (2)	**2**	**209**	**45**	**10**	**266**
- Underwriting fees	**-**	**-**	**123**	**-**	**123**
- Other	**4**	**5**	**73**	**(6)**	**76**
Total	**779**	**270**	**1,923**	**11**	**2,983**
Fees and commissions payable	**(352)**	**(21)**	**(269)**	**(11)**	**(653)**
Net fees and commissions	**427**	**249**	**1,654**	**-**	**2,330**

2022	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Continuing operations					
Fees and commissions receivable					
- Payment services	314	25	642	43	1,024
- Credit and debit card fees	401	15	227	18	661
- Lending and financing	17	8	673	3	701
- Brokerage	43	6	44	-	93
- Investment management, trustee and fiduciary services (2)	4	219	46	-	269
- Underwriting fees	-	-	120	-	120
- Other	-	3	88	(44)	47
Total	779	276	1,840	20	2,915
Fees and commissions payable	(357)	(26)	(260)	20	(623)
Net fees and commissions	422	250	1,580	40	2,292

2021	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total £m
Fees and commissions receivable					
- Payment services	306	35	577	49	967
- Credit and debit card fees	344	10	149	19	522
- Lending and financing	13	10	643	4	670
- Brokerage	48	6	42	-	96
- Investment management, trustee and fiduciary services (2)	3	230	45	2	280
- Underwriting fees	-	-	127	-	127
- Other	-	35	109	(112)	32
Total	714	326	1,692	(38)	2,694
Fees and commissions payable	(337)	(68)	(252)	83	(574)
Net fees and commissions	377	258	1,440	45	2,120

For the notes to this table refer to page 321.

Notes to the consolidated financial statements continued

4 Segmental analysis continued

	2023		2022		2021	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Retail Banking	**228,684**	**191,936**	226,375	192,282	209,973	192,715
Private Banking	**26,894**	**37,806**	29,867	41,491	29,854	39,388
Commercial & Institutional	**384,958**	**359,766**	404,817	383,768	425,718	411,757
Central items & other	**52,137**	**65,977**	58,994	66,016	116,447	96,329
Total	**692,673**	**655,485**	720,053	683,557	781,992	740,189

Segmental analysis of goodwill

The total carrying value of goodwill at 31 December 2023 was £5,680 million (2022 - £5,522 million) comprising: Retail Banking £2,607 million (2022 - £2,607 million); Commercial & Institutional £2,905 million (2022 - £2,906 million); Private Banking £9 million (2022 - £9 million) and Central items & other £159 million (2022 - nil).

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2023	£m	£m	£m	£m	£m
Continuing operations					
Total revenue	**24,096**	**167**	**1,016**	**103**	**25,382**
Interest receivable	**20,192**	**39**	**774**	**21**	**21,026**
Interest payable	**(9,500)**	**(1)**	**(472)**	**(4)**	**(9,977)**
Net fees and commissions	**2,052**	**49**	**172**	**57**	**2,330**
Trading income	**704**	**66**	**1**	**23**	**794**
Other operating income	**556**	**(10)**	**30**	**3**	**579**
Total income (3)	**14,004**	**143**	**505**	**100**	**14,752**
Operating profit/(loss) before tax	**6,196**	**45**	**(149)**	**86**	**6,178**
Total assets	**610,831**	**23,725**	**56,001**	**2,116**	**692,673**
Total liabilities	**594,250**	**22,106**	**37,506**	**1,623**	**655,485**
Contingent liabilities and commitments	**112,199**	**-**	**7,411**	**21**	**119,631**

	UK	USA	Europe	RoW	Total
2022	£m	£m	£m	£m	£m
Continuing operations					
Total revenue	15,795	117	558	104	16,574
Interest receivable	12,242	37	344	14	12,637
Interest payable	(2,567)	(2)	(221)	(5)	(2,795)
Net fees and commissions	1,983	44	207	58	2,292
Trading income	1,208	1	(104)	28	1,133
Other operating income	(140)	14	12	3	(111)
Total income (3)	12,726	94	238	98	13,156
Operating profit/(loss) before tax	5,716	(46)	(620)	82	5,132
Total assets	589,758	25,979	101,164	3,152	720,053
Total liabilities	579,476	27,039	75,092	1,950	683,557
Contingent liabilities and commitments	117,915	-	8,649	17	126,581

2021					
Continuing operations					
Total revenue	12,100	87	482	33	12,702
Interest receivable	8,949	20	257	8	9,234
Interest payable	(1,483)	(2)	(211)	(3)	(1,699)
Net fees and commissions	1,820	27	231	42	2,120
Trading income	247	53	(1)	24	323
Other operating income	387	2	62	-	451
Total income (3)	9,920	100	338	71	10,429
Operating (loss)/profit before tax	4,143	48	(387)	40	3,844
Total assets	693,221	21,776	64,415	2,580	781,992
Total liabilities	676,684	23,286	38,835	1,384	740,189
Contingent liabilities and commitments	117,225	1	8,114	27	125,367

(1) Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.
(2) Comparisons with prior periods are affected by the transfer of the Private Client Advice business to Private Banking from 1 January 2021.
(3) Total income excludes internal service fee income which has been calculated on a cost plus mark-up basis.
(4) Revenue and income from transactions between segments of the group are now reported as inter-segment in both the current and comparative information.

Notes to the consolidated financial statements continued

5 Pensions

NatWest Group operates two types of pension scheme: defined benefit and defined contribution. The defined contribution schemes invest contributions in a choice of funds and the accumulated contributions and investment returns are used by the employee to provide benefits on retirement. There is no legal or constructive obligation for NatWest Group to pay any further contributions or benefits. The defined benefit schemes provide pensions in retirement based on employees' pensionable salary and service.

NatWest Group's balance sheet includes any defined benefit pension scheme surplus or deficit as a retirement benefit asset or liability reported in other assets and other liabilities. The surplus or deficit is the difference between the liabilities to be paid from the defined benefit scheme and the assets held by the scheme to meet these liabilities. The liabilities are calculated by external actuaries using a number of financial and demographic assumptions.

For some NatWest Group defined benefit schemes where there is a net defined benefit surplus in excess of the present value of any economic benefits that can be obtained from that surplus, the application of accounting standards means we do not recognise that surplus on the balance sheet.

For accounting policy information refer to Accounting policy 3.3.

Defined contribution schemes

NatWest Group sponsors several defined contribution schemes in different territories, which new employees are entitled to join. NatWest Group pays specific contributions into individual investment funds on employees' behalf. Once those contributions are paid, there is no further liability on the NatWest Group balance sheet relating to the defined contribution schemes.

Defined benefit schemes

NatWest Group sponsors a number of pension schemes in the UK and overseas, including the Main section of the NatWest Group Pension Fund (the Main section) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation.

Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme's assets, and have a duty to act in the best interests of all scheme members.

The schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members.

These have been closed to new entrants for over ten years, although active members continue to build up additional pension benefits, currently subject to 2% maximum annual salary inflation, while they remain employed by NatWest Group.

The Main section corporate trustee is NatWest Pension Trustee Limited (the Trustee), a wholly owned subsidiary of NWB Plc, Principal Employer of the Main section. The Board of the Trustee includes member trustee directors selected from eligible active staff, deferred and pensioner members who apply and trustee directors appointed by NatWest Group.

Under UK legislation, a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities (the pensions that have been promised to members).

Similar governance principles apply to NatWest Group's other defined benefit pension schemes.

Investment strategy

The assets of the Main section, which is typical of other group schemes (aside from AA section), represent 91% of all plan assets at 31 December 2023 (2022 - 91%) and are invested as shown below.

The Main section employs physical, derivative and non-derivative instruments to achieve a desired asset class exposure and to reduce the section's interest rate, inflation, and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation. In particular, movements in interest rate and inflation are substantially hedged by the Trustee.

During 2023, the Trustee completed a buy-in transaction for the AA section of the Group Pension Fund, passing all material longevity and investment risk for the section to an insurer. At 31 December 2023, the assets of this section comprised mainly of the buy-in asset (a bulk annuity policy valued at £546 million under IAS 19, covering 99% of the defined benefit obligation attributable to this section), together with residual assets of c. £145 million. In exchange for an upfront premium paid to the insurer, the buy-in asset provides a stream of cashflows to the Trustee replicating payments due to members.

The premium was determined by the insurer using its pricing basis. Under IAS 19, the value placed on this asset mirrors the valuation of the defined benefit obligations covered, incorporating an assessment of credit risk. Since the insurer's pricing basis is more conservative than the best-estimate valuation under IAS 19, an asset loss arises at the outset, which is recognised through OCI along with the impact of other movements in asset values over the year. In future, the buy-in asset value will move in line with movements in the defined benefit obligations covered, meaning that the scheme is protected against longevity and market risk.

Notes to the consolidated financial statements continued

5 Pensions continued

Major classes of plan assets as a percentage of total plan assets of the Main section

	2023			2022		
	Quoted	**Unquoted**	**Total**	Quoted	Unquoted	Total
	%	**%**	**%**	%	%	%
Equities	**0.1**	**6.7**	**6.8**	0.1	7.7	7.8
Index linked bonds	**36.7**	**-**	**36.7**	37.7	-	37.7
Government bonds	**13.3**	**-**	**13.3**	18.4	-	18.4
Corporate and other bonds	**19.2**	**6.4**	**25.6**	15.3	6.7	22.0
Real estate	**-**	**4.5**	**4.5**	-	6.0	6.0
Derivatives	**-**	**2.7**	**2.7**	-	8.2	8.2
Cash and other assets	**-**	**10.4**	**10.4**	-	(0.1)	(0.1)
	69.3	**30.7**	**100.0**	71.5	28.5	100.0

The Main section's holdings of derivative instruments are summarised in the table below:

	2023			2022		
		Fair value			Fair value	
	Notional amounts	**Assets**	**Liabilities**	Notional amounts	Assets	Liabilities
	£bn	**£m**	**£m**	£bn	£m	£m
Inflation rate swaps	**29**	**1,929**	**940**	21	1,873	990
Interest rate swaps	**52**	**3,121**	**3,394**	103	14,317	12,546
Currency forwards	**13**	**235**	**34**	12	310	113
Equity and bond call options	**-**	**-**	**-**	-	-	-
Equity and bond put options	**-**	**-**	**4**	-	2	70
Other	**1**	**8**	**20**	1	14	19

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparties, including NWB Plc.

At 31 December 2023, the gross notional value of the swaps was £81 billion (2022 - £124 billion) and had a net positive fair value of £714 million (2022 - £2,642 million) against which the counterparties had posted approximately 128% collateral.

The schemes do not invest directly in NatWest Group but may have exposure to NatWest Group through indirect holdings. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in NatWest Group do not exceed the regulatory limit of 5% of plan assets.

Notes to the consolidated financial statements continued

5 Pensions continued

Changes in value of net pension assets/(liability)

	Main section				All schemes			
	Fair value of plan assets £m	Present value of defined benefit obligation (1) £m	Asset ceiling/ minimum funding £m	Net pension assets/ liability £m	Fair value of plan assets £m	Present value of defined benefit (2) £m	Asset ceiling/ minimum funding £m	Net pension assets (2) £m
At 1 January 2022	52,021	(42,020)	(10,001)	-	57,787	(46,808)	(10,491)	488
Currency translation and other adjustments	-	-	-	-	78	(65)	(11)	2
Income statement - operating expenses	932	(892)	(180)	(140)	1,041	(1,055)	(191)	(205)
Other comprehensive income	(18,180)	16,714	898	(568)	(20,326)	18,570	916	(840)
Contributions by employer	708	-	-	708	775	-	-	775
Contributions by plan participants and other scheme members	7	(7)	-	-	13	(13)	-	-
Assets/liabilities extinguished upon settlement	-	-	-	-	(113)	113	-	-
Benefits paid	(1,472)	1,472	-	-	(1,657)	1,657	-	-
At 1 January 2023	**34,016**	**(24,733)**	**(9,283)**	**-**	**37,598**	**(27,601)**	**(9,777)**	**220**
Currency translation and other adjustments	**-**	**-**	**-**	**-**	**(21)**	**21**	**4**	**4**
Income statement - operating expenses								
Net interest expense	**1,677**	**(1,208)**	**(464)**	**5**	**1,841**	**(1,341)**	**(485)**	**15**
Current service cost	**-**	**(76)**	**-**	**(76)**	**-**	**(105)**	**-**	**(105)**
Past service cost	**-**	**(2)**	**-**	**(2)**	**-**	**(8)**	**-**	**(8)**
Loss on curtailments and settlements	**-**	**-**	**-**	**-**	**-**	**(24)**	**-**	**(24)**
	1,677	**(1,286)**	**(464)**	**(73)**	**1,841**	**(1,478)**	**(485)**	**(122)**
Other comprehensive income								
Return on plan assets excluding recognised interest income	**(1,042)**	**-**	**-**	**(1,042)**	**(1,182)**	**-**	**-**	**(1,182)**
Experience gains and losses	**-**	**(1,531)**	**-**	**(1,531)**	**-**	**(1,599)**	**-**	**(1,599)**
Effect of changes in actuarial financial assumptions	**-**	**(585)**	**-**	**(585)**	**-**	**(776)**	**-**	**(776)**
Effect of changes in actuarial demographic assumptions	**-**	**379**	**-**	**379**	**-**	**436**	**-**	**436**
Asset ceiling adjustments	**-**	**-**	**2,643**	**2,643**	**-**	**-**	**2,841**	**2,841**
	(1,042)	**(1,737)**	**2,643**	**(136)**	**(1,182)**	**(1,939)**	**2,841**	**(280)**
Contributions by employer (3)	**209**	**-**	**-**	**209**	**278**	**2**	**-**	**280**
Contributions by plan participants and other scheme members	**7**	**(7)**	**-**	**-**	**12**	**(12)**	**-**	**-**
Assets/liabilities extinguished upon settlement	**-**	**-**	**-**	**-**	**(50)**	**50**	**-**	**-**
Benefits paid	**(1,229)**	**1,229**	**-**	**-**	**(1,365)**	**1,365**	**-**	**-**
At 31 December 2023 (4)	**33,638**	**(26,534)**	**(7,104)**	**-**	**37,111**	**(29,592)**	**(7,417)**	**102**

(1) Defined benefit obligations are subject to annual valuation by independent actuaries.
(2) NatWest Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that NatWest Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised as the trustees may have control over the use of the surplus. Other NatWest Group schemes that this applies to include the Ulster Bank Pension Scheme (NI) and the NatWest Markets section.
(3) NatWest Group expects to make contributions to the Main section of £207 million in 2024.
(4) On 16 June 2023 the High Court issued a ruling in respect of Virgin Media v NTL Pension Trustees II Limited (and others), which has the potential to affect the defined benefit obligation (DBO) values. Reasonable due diligence has concluded that DBO values above require no adjustment for the impact of this case. Further details included under the Pension Risk section of this report.

Notes to the consolidated financial statements continued

5 Pensions continued

Amounts recognised on the balance sheet

	All schemes	
	2023	2022
	£m	£m
Fund asset at fair value	**37,111**	37,598
Present value of fund liabilities	**(29,592)**	(27,601)
Funded status	**7,519**	9,997
Assets ceiling/minimum funding	**(7,417)**	(9,777)
	102	220

Net pension asset/(liability) comprises

	2023	2022
	£m	£m
Net assets of schemes in surplus (refer to Note 18)	**201**	318
Net liabilities of schemes in deficit (refer to Note 21)	**(99)**	(98)
	102	220

Funding and contributions by NatWest Group

In the UK, the trustees of defined benefit pension schemes are required to perform funding valuations every three years. The trustees and the sponsor, with the support of the Scheme Actuary, agree the assumptions used to value the liabilities and to determine future contribution requirements. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor's covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where NatWest Group sponsors defined benefit pension schemes.

A full triennial funding valuation of the Main section, effective 31 December 2020, was completed during financial year 2021.

This triennial funding valuation determined the funding level to be 104%, pension liabilities to be £49 billion and the surplus to be £2 billion, all assessed on the agreed funding basis. The average cost of the future service of current members is 49% of salary before contributions from those members. In addition, the sponsor has agreed to meet administrative expenses. Following the ring-fencing agreement with the Trustee reached in 2018, additional contributions of up to £500 million p.a. were payable to the Main section should the Group make distributions to shareholders of an equal amount. These contributions were capped at £1.5 billion in total, of which £1.0 billion was paid over 2021 and 2022.

During 2023, NatWest Bank entered a new contractual agreement with the Trustee, such that assets to the value of the remaining contributions falling due under the previous agreement would instead be paid to a Reservoir Trust. These assets have been restricted and are reserved to ensure they are available should they be needed by the Trustee in the future, according to agreed criteria. They are included in the encumbered balance sheet in the Risk section of this report. The assets under this arrangement will be available to the Group in future, to the extent that they are not needed under the defined trigger events.

The key assumptions used to determine the funding liabilities were the discount rate, which is determined based on fixed interest swap and gilt yields plus 0.64% per annum, and mortality assumptions, which result in life expectancies of 27.7/29.4 years for males/females who are currently age 60 and 28.9/30.7 years from age 60 for males/females who are currently aged 40.

Accounting Assumptions

Placing a value on NatWest Group's defined benefit pension schemes' liabilities requires NatWest Group's management to make a number of assumptions, with the support of independent actuaries. The ultimate cost of the defined benefit obligations depends upon actual future events and the assumptions made are unlikely to be exactly borne out in practice, meaning the final cost may be higher or lower than expected.

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial assumptions (1)	
	2023	2022
	%	%
Discount rate	**4.8**	5.0
Inflation assumption (RPI)	**3.1**	3.2
Rate of increase in salaries	**1.8**	1.8
Rate of increase in deferred pensions	**3.2**	3.2
Rate of increase in pensions in payment	**2.4**	2.5
Lump sum conversion rate at retirement	**18**	18
Longevity at age 60:	years	years
Current pensioners		
Males	**26.8**	27.3
Females	**28.6**	29.1
Future pensioners, currently aged 40		
Males	**27.7**	28.3
Females	**29.5**	30.1

(1) The above financial assumptions are long-term assumptions set with reference to the period over which the obligations are expected to be settled.

Notes to the consolidated financial statements continued

5 Pensions continued

Discount rate

The IAS 19 valuation uses a single discount rate set by reference to the yield on a basket of 'high quality' sterling corporate bonds.

Significant judgement is required when setting the criteria for bonds to be included in the basket of bonds that is used to determine the discount rate used in the IAS 19 valuations. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations; a constant credit spread relative to gilts is assumed. Sensitivity to the main assumptions is presented below.

The weighted average duration of the Main section's defined benefit obligation at 31 December 2023 is 14.0 years (2022 – 15.3 years). The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2020.


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Expected Cashflows (£m)
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058
2060
2062
2064
2066
2068
2070
2072
2074
2076
2078
2080
2082
2084
2086
2088
2090
2092
2094
Year
Pensioner
Non pensioner

Notes to the consolidated financial statements continued

5 Pensions continued

The table below shows how the net pension asset of the Main section would change if the key assumptions used were changed independently. In practice the variables have a degree of correlation and do not move completely in isolation.

2023	(Decrease)/ increase in value of assets £m	(Decrease)/ increase in value of liabilities £m	Increase in net pension (obligations)/assets £m
0.5% increase in interest rates/discount rate	**(2,292)**	**(1,746)**	**(546)**
0.25% increase in inflation	**811**	**578**	**233**
0.5% increase in credit spreads	**(12)**	**(1,746)**	**1,734**
Longevity increase of one year	**-**	**902**	**(902)**
0.25% additional rate of increase in pensions in payment	**-**	**706**	**(706)**
Increase in equity values of 10% (1)	**229**	**-**	**229**
2022			
0.5% increase in interest rates/discount rate	(2,689)	(1,766)	(923)
0.25% increase in inflation	963	632	331
0.5% increase in credit spreads	(6)	(1,766)	1,760
Longevity increase of one year	-	767	(767)
0.25% additional rate of increase in pensions in payment	-	679	(679)
Increase in equity values of 10% (1)	267	-	267

(1) Includes both quoted and private equity.

The table below shows the combined change in defined benefit obligation from larger movements in these assumptions, assuming no changes in other assumptions.

		Change in life expectancies				
2023		- 2 years £bn	- 1 year £bn	No change £bn	+ 1 year £bn	+ 2 years £bn
Change in credit spreads	+50 bps	**(3.5)**	**(2.6)**	**(1.7)**	**(0.9)**	**(0.1)**
	No change	**(1.9)**	**(0.9)**	**-**	**0.9**	**1.8**
	-50 bps	**-**	**1.0**	**2.0**	**2.9**	**3.9**
2022						
Change in credit spreads	+50 bps	(3.7)	(2.8)	(1.8)	(0.8)	0.2
	No change	(2.1)	(1.1)	-	1.1	2.1
	-50 bps	(0.3)	0.9	2.0	3.2	4.3

Notes to the consolidated financial statements continued

5 Pensions continued

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

Membership category	2023 %	2022 %
Active members	**7.5**	8.4
Deferred members	**41.9**	41.0
Pensioners and dependants	**50.6**	50.6
	100.0	100.0

The experience history of NatWest Group schemes is shown below:

	Main section					All schemes				
	2023	2022	2021	2020	2019	**2023**	2022	2021	2020	2019
History of defined benefit schemes	**£m**	£m	£m	£m	£m	**£m**	£m	£m	£m	£m
Fair value of plan assets	**33,638**	34,016	52,021	51,323	46,555	**37,111**	37,598	57,787	57,249	51,925
Present value of plan obligations	**(26,534)**	(24,733)	(42,020)	(43,870)	(39,669)	**(29,592)**	(27,601)	(46,808)	(48,864)	(44,115)
Net surplus	**7,104**	9,283	10,001	7,453	6,886	**7,519**	9,997	10,979	8,385	7,810
Experience (losses)/gains on plan liabilities	**(1,531)**	(2,053)	241	427	275	**(1,599)**	(2,137)	237	455	279
Experience (losses)/gains on plan assets	**(1,042)**	(18,180)	841	5,486	3,021	**(1,182)**	(20,326)	872	6,027	3,556
Actual return on plan assets	**634**	(17,248)	1,554	6,422	4,266	**659**	(19,285)	1,667	7,064	4,930
Actual return on plan assets	**1.9%**	(33.2%)	3.0%	13.8%	9.7%	**1.8%**	(33.4%)	2.9%	13.6%	10.1%

Notes to the consolidated financial statements continued

6 Auditor's remuneration

Amounts payable to NatWest Group's auditors for statutory audit and other services are set out below.

All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor's independence is unaffected by the provision of other services. The Group Audit Committee recognises that for certain assignments, the auditors are best placed to perform the work economically; for other work, NatWest Group selects the supplier best placed to meet its requirements. NatWest Group's auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

	2023 £m	2022 £m	2021 £m
Fees payable for:			
- the audit of NatWest Group's annual accounts (1)	4.9	4.7	4.4
- the audit of NatWest Group plc's subsidiaries (1)	32.3	31.9	29.6
- audit-related assurance services (1,2)	4.5	3.9	5.3
Total audit and audit-related assurance services fees	41.7	40.5	39.3
Other assurance services	0.7	1.2	0.4
Corporate finance services (3)	0.7	0.5	0.5
Total other services	1.4	1.7	0.9

(1) The 2023 audit fee was approved by the Group Audit Committee. At 31 December 2023, £16 million has been billed and paid in respect of the 2023 NatWest Group audit fees.
(2) Comprises fees of £1.4 million (2022 - £1.1 million) for reviews of interim financial information, £2.8 million (2022 - £2.3 million) for reports to NatWest Group's regulators in the UK and overseas, and £0.3 million (2022 - £0.4 million) for non-statutory audit opinions.
(3) Comprises fees of £0.7 million (2022 - £0.5 million) for work performed by the auditors as reporting accountants on debt and equity issuances undertaken by NatWest Group.

Notes to the consolidated financial statements continued

7 Tax

NatWest Group's corporate income tax charge for the period is set out below, together with a reconciliation to the expected tax charge calculated using the UK standard corporation tax rate and details of the NatWest Group's deferred tax balances.

For accounting policy information refer to Accounting policies 2.1 and 3.7.

Analysis of the tax charge for the year

The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years. Deferred tax is explained on page 333.

Continuing operations	2023 £m	2022 £m	2021 £m
Current tax			
Charge for the year	**(1,373)**	(1,611)	(1,036)
(Under)/over provision in respect of prior years	**(123)**	100	31
	(1,496)	(1,511)	(1,005)
Deferred tax			
(Charge)/credit for the year	**(281)**	47	(185)
UK tax rate change impact	**-**	(10)	165
Net increase in the carrying value of deferred tax assets in respect of UK, RoI and Netherlands losses	**385**	267	12
(Under)/over provision in respect of prior years	**(42)**	(68)	17
Tax charge for the year	**(1,434)**	(1,275)	(996)

Factors affecting the tax charge for the year

Taxable profits differ from profits reported in the income statement as certain amounts of income and expense may not be taxable or deductible. In addition, taxable profits may reflect items that have been included outside the income statement (for instance, in other comprehensive income) or adjustments that are made for tax purposes only.

Current tax for the year ended 31 December 2023 is based on blended rates of 23.5% for the standard rate of UK corporation tax and 4.25% for the UK banking surcharge.

The expected tax charge for the year is calculated by applying the standard UK corporation tax rate of 23.5% (2022 and 2021 – 19%) to the Operating profit or loss before tax in the income statement.

Notes to the consolidated financial statements continued

7 Tax continued

The actual tax charge differs from the expected tax charge as follows:

Continuing operations	2023 £m	2022 £m	2021 £m
Expected tax charge	(1,452)	(975)	(766)
Losses and temporary differences in year where no deferred tax asset recognised	(56)	(118)	(51)
Foreign profits taxed at other rates	10	(62)	(11)
Non deductible goodwill impairment	-	-	(16)
Items not allowed for tax:			
- losses on disposals and write-downs	(63)	(10)	(55)
- UK bank levy	(27)	(20)	(18)
- regulatory and legal actions	(1)	(7)	(74)
- other disallowable items	(57)	(51)	(28)
Non-taxable items:			
- Foreign exchange recycling on UBIDAC capital reduction	114	-	-
- RPI-related uplift on index linked gilts	6	67	-
- other non-taxable items	20	29	73
Taxable foreign exchange movements	9	(19)	8
Unrecognised losses brought forward and utilised	27	6	10
Net increase/(decrease) in the carrying value of deferred tax assets in respect of:			
- UK losses (2)	371	272	(9)
- RoI losses	(1)	(5)	(27)
- Netherlands losses	15	-	48
Banking surcharge	(236)	(447)	(341)
Tax on paid-in equity dividends	52	43	48
UK tax rate change impact	-	(10)	165
Adjustments in respect of prior years (1, 2)	(165)	32	48
Actual tax charge	(1,434)	(1,275)	(996)

(1) Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities and adjustments to provisions in respect of uncertain tax positions.
(2) Includes a net £69 million benefit from UK group relief and loss relief claims at higher tax rates (refer to the Deferred Tax section below for details of the recent changes in UK tax rates).

On 11 July 2023, the UK government enacted the Pillar 2 income taxes legislation effective for the financial year beginning 1 January 2024. Under the legislation, NatWest Group plc will be required to pay, in the UK, top-up tax on profits of its subsidiaries and permanent establishments that are taxed at a Pillar 2 effective tax rate of less than 15%. The assessment of the potential exposure to Pillar 2 income taxes is based on the most recent tax filings, country-by-country reporting, and financial statements for the constituent entities in the NatWest Group. The main jurisdictions in which exposure to this top-up tax may exist include Jersey, Guernsey, Isle of Man and Gibraltar. This legislation is expected to have no material impact for NatWest Group plc.

In future periods, part of this top-up tax may be payable instead in the relevant jurisdiction, if that jurisdiction implements a Qualifying Domestic Minimum Top Up Tax (QDMTT). This is expected in most jurisdictions in which we operate.

Judgement: tax contingencies

NatWest Group's corporate income tax charge and its provisions for corporate income taxes necessarily involve a degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the relevant tax authorities. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Notes to the consolidated financial statements continued

7 Tax continued

Deferred tax

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences where the carrying amount of an asset or liability differs for accounting and tax purposes. Deferred tax liabilities reflect the expected amount of tax payable in the future on these temporary differences. Deferred tax assets reflect the expected amount of tax recoverable in the future on these differences.

The net deferred tax asset recognised by the NatWest Group is shown below, together with details of the accounting judgements and tax rates that have been used to calculate the deferred tax. Details are also provided of any deferred tax assets or liabilities that have not been recognised on the balance sheet.

Analysis of deferred tax

	2023 £m	2022 £m
Deferred tax asset	**(1,894)**	(2,178)
Deferred tax liability	**141**	227
Net deferred tax asset	**(1,753)**	(1,951)

	Pension £m	Accelerated capital allowances £m	Expense provisions £m	Financial instruments (1) £m	Tax losses carried forward £m	Other £m	Total £m
At 1 January 2022	24	(42)	(97)	248	(899)	(70)	(836)
Charge/(credit) to income statement:							
- continuing operations	1	(43)	14	(171)	(51)	14	(236)
- discontinued operations	-	-	-	-	-	-	-
(Credit)/charge to other comprehensive income	(2)	-	1	(913)	-	(2)	(916)
Currency translation and other adjustments	-	10	-	31	(2)	(2)	37
At 1 January 2023	**23**	**(75)**	**(82)**	**(805)**	**(952)**	**(60)**	**(1,951)**
Charge/(credit) to income statement:							**-**
- continuing operations	**1**	**(1)**	**21**	**16**	**(67)**	**(32)**	**(62)**
- discontinued operations	**-**	**-**	**-**	**-**	**-**	**-**	**-**
(Credit)/charge to other comprehensive income	**(8)**	**-**	**-**	**249**	**-**	**17**	**258**
Currency translation and other adjustments	**-**	**-**	**-**	**2**	**-**	**-**	**2**
At 31 December 2023	**16**	**(76)**	**(61)**	**(538)**	**(1,019)**	**(75)**	**(1,753)**

(1) The in-year movement predominantly relates to cash flow hedges.

Notes to the consolidated financial statements continued

7 Tax continued

Deferred tax assets in respect of carried forward tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2023 £m	2022 £m
UK tax losses carried forward		
- NWM Plc	-	3
- NWB Plc	362	445
- RBS plc	597	452
Total	959	900
Overseas tax losses carried forward		
- UBIDAC	5	6
- NWM N.V.	55	46
	1,019	952

Critical accounting policy: Deferred tax

NatWest Group has recognised a deferred tax asset of £1,894 million (2022 - £2,178 million) and a deferred tax liability of £141 million (2022 - £227 million). These include amounts recognised in respect of UK and overseas tax losses of £1,019 million (2022 - £952 million).

The main UK corporation tax increased from 19% to 25%, and the UK banking surcharge decreased from 8% to 3%, from 1 April 2023. NatWest Group's closing deferred tax assets and liabilities are therefore recognised based on these rates.

Judgement – NatWest Group has considered the carrying value of deferred tax assets and concluded that, based on management's estimates, sufficient sustainable taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimates – These estimates are partly based on forecast performance beyond the horizon for management's detailed plans. They have regard to inherent uncertainties. The deferred tax assets in NWM Plc and UBIDAC are supported by future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2023.

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in NatWest Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge rate introduced by The Finance (No. 2) Act 2015.

NWM Plc – A deferred tax asset of nil (2022 - £3 million) has been recognised at 31 December 2023. The basis of recognition in NWM plc is by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2023. Losses of £5,558 million have not been recognised in the deferred tax balance at 31 December 2023.

NWB Plc – A deferred tax asset of £362 million (2022 - £445 million) has been recognised in respect of losses of £1,448 million of total losses of £2,308 million carried forward at 31 December 2023. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. NWB Plc returned to tax profitability during 2015, and based on a 5 year recovery period, expects the deferred tax asset to be utilised against future taxable profits by the end of 2028.

RBS plc – A deferred tax asset of £597 million (2022 - £452 million) has been recognised in respect of losses of £2,388 million of total losses of £3,297 million carried forward at 31 December 2023. The losses were transferred from NatWest Markets Plc as a consequence of the ring fencing regulations. Based on a 7 year recovery period, RBS plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2030.

Overseas tax losses

UBIDAC – A deferred tax asset of £5 million (2022 - £6 million) has been recognised in respect of losses of £40 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2023.

NatWest Markets N.V. (NWM N.V.) – A deferred tax asset of £55 million (2022 - £46 million) has been recognised in respect of losses of £213 million of total losses of £2,496 million carried forward at 31 December 2023. NWM N.V. Group considers it to be probable, based on its 5-year budget forecast, that future taxable profits will be available against which the tax losses and tax credits can be partially utilised. The tax losses and the tax credits have no expiry date.

Unrecognised deferred tax

Deferred tax assets of £5,168 million (2022 - £5,534 million; 2021 - £5,437 million) have not been recognised in respect of tax losses and other deductible temporary differences carried forward of £24,438 million (2022 - £25,742 million; 2021 - £24,699 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other deductible temporary differences, £34 million expire within five years and £4,488 million thereafter. The balance of tax losses and other deductible temporary differences carried forward has no expiry date.

Deferred tax liabilities of £256 million (2022 - £257 million; 2021 - £302 million) on aggregate underlying temporary differences of £1,005 million (2022 - £1,010 million; 2021 - £1,032 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of certain overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains on which deferred tax is not recognised. Changes to UK tax legislation largely exempts from UK tax overseas dividends received on or after 1 July 2009.

8 Discontinued operations and assets and liabilities of disposal groups

Discontinued operations are reported separately on the income statement to allow users to distinguish the profits and cash flows from continuing operations from those activities that are subject to disposal. Assets and liabilities which we intend to dispose of in a single transaction are also presented separately on the balance sheet.

For accounting policy information refer to Accounting policy 3.2.

This note sets out the profit/(loss) from the discontinued operations, the assets and liabilities of the disposal group and the operating cash flows attributable to the discontinued operations.

Four legally binding agreements for the sale of the UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since the beginning of 2023 are set out below.

Agreement with Allied Irish Banks p.l.c. (AIB) for the transfer of performing commercial loans.

UBIDAC completed the sale of commercial loans to AIB, with a cumulative €3.1 billion of gross performing loans being fully migrated. The transfer of the final cohort of colleagues to AIB who were wholly or mainly assigned to supporting this part of the business under Transfer of Undertakings, Protection of Employment (TUPE) arrangements has also completed.

Agreement with Permanent TSB Group Holdings p.l.c. (PTSB).

Agreement for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland. The remaining performing non-tracker mortgages, all micro-SME loans and the Lombard Asset Finance business migrated to PTSB during the year, totalling c. €6.3 billion of gross loan balances. All remaining colleagues eligible under TUPE regulations also migrated to PTSB, as well as 25 former Ulster Bank branches.

Agreement with AIB for the sale of performing tracker and linked mortgages.

UBIDAC completed the migration of €4.0 billion of performing tracker and linked mortgages to AIB. The remaining migrations are expected to complete in 2024.

Agreement with Elmscott Property Finance DAC / AB CarVal (CarVal)

Agreement for the sale of a portfolio which consists mostly of non-performing mortgages, unsecured personal loans, and commercial facilities with a gross value of c. €690 million. Pepper Finance Corporation (Ireland) DAC will become the legal owner and servicer of the facilities. In November 2023, c.€400 million of exposures transferred to Pepper Finance Corporation (Ireland) DAC, with the remainder of the portfolio expected to transfer in 2024.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Ulster Bank RoI continuing operations are reported within Central items & other.

Notes to the consolidated financial statements continued

8 Discontinued operations and assets and liabilities of disposal groups continued

(a) (Loss)/profit from discontinued operations, net of tax

	2023 £m	2022 £m	2021 £m
Interest receivable	22	177	339
Net interest income	22	177	339
Non-interest income (1)	(16)	(472)	13
Total income	6	(295)	352
Operating expenses	(124)	(38)	(47)
(Loss)/profit before impairment releases	(118)	(333)	305
Impairment releases	6	71	162
Operating (loss)/profit before tax	(112)	(262)	467
Tax charge	-	-	(3)
(Loss)/profit from discontinued operations, net of tax	(112)	(262)	464

(1) Excludes gain of £20 million (€24 million) recognised by NatWest Group as a result of acquisition of PTSB shares in relation to disposal of UBIDAC assets to PTSB in 2022.

(b) Assets and liabilities of disposal groups

	2023 £m	2022 £m
Assets of disposal groups		
Loans to customers - amortised cost	32	1,458
Other financial assets - loans to customers	841	5,397
Other assets	29	6
	902	6,861
Liabilities of disposal groups		
Other liabilities	3	15
	3	15
Net assets of disposal groups	899	6,846

(c) Operating cash flows attributable to discontinued operations

	2023 £m	2022 £m	2021 £m
Net cash flows from operating activities	362	1,090	2,212
Net cash flows from investing activities	5,473	6,164	-
Net increase in cash and cash equivalents	5,835	7,254	2,212

Notes to the consolidated financial statements continued

9 Earnings per share

Earnings per share measures how much profit NatWest Group makes for each share in issue during the year. Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share is calculated by dividing the basic earnings by the weighted average number of ordinary shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of dilutive share options and convertible securities. The assessment of whether the effect of share options and convertible securities is dilutive or not, is based on the earnings from continuing operations.

	2023 £m	2022 £m	2021 £m
Earnings			
Profit from continuing operations attributable to ordinary shareholders	**4,506**	3,602	2,486
(Loss)/profit from discontinued operations attributable to ordinary shareholders	**(112)**	(262)	464
Profit attributable to ordinary shareholders	**4,394**	3,340	2,950
Weighted average number of shares (millions)			
Weighted average number of ordinary shares outstanding during the year	**9,164**	9,872	10,792
Effect of dilutive share options and convertible securities (1)	**55**	57	45
Diluted weighted average number of ordinary shares outstanding during the year	**9,219**	9,929	10,837
Earnings per ordinary share - continuing operations	**49.2p**	36.5p	23.0p
Earnings per ordinary share - discontinued operations	**(1.2p)**	(2.7p)	4.3p
Total earnings per share attributable to ordinary shareholders - basic (2)	**47.9p**	33.8p	27.3p
Earnings per ordinary share - fully diluted continuing operations	**48.9p**	36.2p	22.9p
Earnings per ordinary share - fully diluted discontinued operations	**(1.2p)**	(2.6p)	4.3p
Total earnings per share attributable to ordinary shareholders - fully diluted	**47.7p**	33.6p	27.2p

(1) At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.

(2) In 2023, the unrounded Total earnings per share attributable to ordinary shareholders – basic is 47.948p. The unrounded Earnings per ordinary share – continuing operations was 49.170p. The unrounded Earnings per ordinary share – discontinued operations was (1.222p).

Notes to the consolidated financial statements continued

10 Financial instruments - classification

Financial instruments are contracts that give rise to a financial asset of one entity and a corresponding financial liability or equity instrument of a counterparty entity, such as cash, derivatives, loans, deposits and settlement balances. This note presents financial instruments classified in accordance with IFRS 9 – Financial Instruments.

Judgement: classification of financial assets

Classification of financial assets between amortised cost and fair value through other comprehensive income requires a degree of judgement in respect of business models and contractual cashflows.

- The business model criteria is assessed at a portfolio level to determine whether assets are classified as held to collect or held to collect and sell. Information that is considered in determining the applicable business model includes: the portfolio's policies and objectives; how the performance and risks of the portfolio are managed, evaluated and reported to management; and the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for sales.
- The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent solely payments of principal and interest (SPPI). A level of judgement is made in assessing terms that could change the contractual cash flows so that it would not meet the condition for SPPI, including contingent and leverage features, non-recourse arrangements and features that could modify the time value of money.

For accounting policy information refer to Accounting policies 3.8, 3.9 and 3.11.

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

Assets	MFVTPL £m	DFV £m	FVOCI £m	Amortised cost £m	Other assets £m	Total £m
Cash and balances at central banks				**104,262**		**104,262**
Trading assets	**45,551**					**45,551**
Derivatives (1)	**78,904**					**78,904**
Settlement balances				**7,231**		**7,231**
Loans to bank - amortised cost (2)				**6,914**		**6,914**
Loans to customers - amortised cost (3)				**381,433**		**381,433**
Other financial assets	**703**	**5**	**28,699**	**21,695**		**51,102**
Intangible assets					**7,614**	**7,614**
Other assets					**8,760**	**8,760**
Assets of disposal groups (4)					**902**	**902**
31 December 2023	**125,158**	**5**	**28,699**	**521,535**	**17,276**	**692,673**
Cash and balances at central banks				144,832		144,832
Trading assets	45,577					45,577
Derivatives (1)	99,545					99,545
Settlement balances				2,572		2,572
Loans to bank - amortised cost (2)				7,139		7,139
Loans to customers - amortised cost (3)				366,340		366,340
Other financial assets	787	-	16,973	13,135		30,895
Intangible assets					7,116	7,116
Other assets					9,176	9,176
Assets of disposal groups (4)					6,861	6,861
31 December 2022	145,909	-	16,973	534,018	23,153	720,053

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

Liabilities	Held-for-trading £m	DFV £m	Amortised cost £m	Other liabilities £m	Total £m
Bank deposits (5)			**22,190**		**22,190**
Customer deposits			**431,377**		**431,377**
Settlement balances			**6,645**		**6,645**
Trading liabilities	**53,636**				**53,636**
Derivatives (1)	**72,395**				**72,395**
Other financial liabilities (6)		**2,888**	**52,201**		**55,089**
Subordinated liabilities		**237**	**5,477**		**5,714**
Notes in circulation			**3,237**		**3,237**
Other liabilities (7)			**748**	**4,454**	**5,202**
31 December 2023	**126,031**	**3,125**	**521,875**	**4,454**	**655,485**
Bank deposits (5)			20,441		20,441
Customer deposits			450,318		450,318
Settlement balances			2,012		2,012
Trading liabilities	52,808				52,808
Derivatives (1)	94,047				94,047
Other financial liabilities (6)		2,377	46,730		49,107
Subordinated liabilities		345	5,915		6,260
Notes in circulation			3,218		3,218
Other liabilities (7)			1,205	4,141	5,346
31 December 2022	146,855	2,722	529,839	4,141	683,557

(1) Includes net hedging derivatives assets of £114 million (2022 - £143 million) and net hedging derivatives liabilities of £270 million (2022 - £132 million).
(2) Includes items in the course of collection from other banks of £255 million (2022 - £229 million).
(3) Includes finance lease receivables of £8,731 million (2022 - £8,402 million).
(4) Includes assets of disposal groups held at FVTPL of £841 million (2022 - £5,397 million). The portfolio is classified as level 3 in the fair value hierarchy.
(5) Includes items in the course of transmission to other banks of £92 million (2022 - £242 million).
(6) The carrying amount of customer deposits designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(7) Includes lease liabilities of £670 million (2022 - £1,118 million), held at amortised cost.

Reclassification of mortgages from amortised cost to fair value through profit or loss

In June 2022 UBIDAC announced the cessation of new mortgage business to its customers. On 1 July 2022 UBIDAC mortgages in both its continuing and discontinued businesses were reclassified from amortised cost to fair value through profit or loss, reflecting the change in business model. We fair value these assets using a discounted cash flow method. Key inputs include assumptions about cash flows from legally binding sales agreements for those mortgage assets that form part of the assets of disposal groups. For details on material developments in assets and liabilities of disposals groups during the year, refer to Note 8.

The effect of the reclassification as at 1 July 2022 is shown below.

	Amortised cost £m	MFVTPL £m	Change in value £m
Amounts reclassified on balance sheet			
Loans to customers (1)	**587**	**606**	**19**
Assets of disposal groups (2)	**10,676**	**10,383**	**(293)**
	11,263	**10,989**	**(274)**

(1) Change in value recognised in continuing operations.
(2) Change in value recognised in discontinued operations.

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

We originate loans that include features that change the contractual cash flows based on the borrower meeting certain contractually specified environmental, social and governance (ESG) targets. These are known as ESG-linked (or sustainability-linked) loans. As part of the terms of these loans, the contractual interest rate is reduced or increased if the borrower meets (or fails to meet) specific targets linked to the activity of the borrower, for example reducing carbon emissions, increasing the level of diversity at Board level, or achieving a sustainable supply chain. ESG features are first assessed to ascertain whether the adjustment to the contractual cash flows results in a de minimis exposure to risks or volatility in those contractual cash flows. If this is the case the classification of the loan is not affected. If the effect of the ESG feature is assessed as being more than de minimis, we apply judgement to ensure that the ESG features do not generate compensation for risks that are not in line with a basic lending arrangement. This includes, amongst other aspects, a review of the consistency of the ESG targets with the asset or activity of the borrower, and consideration of the targets within our risk appetite. Some of these loans are an integral part of our climate and sustainable funding and financing target disclosed on page 16.

The table below analyses financial assets forming a component of ESG-linked loans and other products with contractual terms that could change the timing or amount of cash flows.

	2023				2022
	Carrying value	Positive impact on product margin	Negative impact on product margin	Reduction in cash flows	Carrying value
	£bn	bps	bps	£m	£bn
Sustainability-linked loans	**6.5**	**3.2**	**3.9**	**2.5**	5.0
Other products	**16.1**	**-**	**-**	**-**	8.9
Lending subject to performance triggers	**22.6**			**2.5**	13.9

Additional information on finance lease receivables

The following table shows the reconciliation of undiscounted finance lease receivables to net investment in finance leases which are presented under Loans to customers-amortised cost on the balance sheet.

	2023	2022
	£m	£m
Amount receivable under finance leases		
Within 1 year	**3,340**	3,235
1 to 2 years	**2,358**	2,254
2 to 3 years	**1,625**	1,388
3 to 4 years	**900**	833
4 to 5 years	**388**	411
After 5 years	**1,079**	1,130
Total lease payments	**9,690**	9,251
Unguaranteed residual values	**169**	171
Future drawdowns	**(12)**	(13)
Unearned income	**(1,025)**	(889)
Present value of lease payments	**8,822**	8,520
Impairments	**(91)**	(118)
Net investment in finance leases	**8,731**	8,402

Notes to the consolidated financial statements continued

10 Financial instruments – classification continued

Financial instruments – financial assets and liabilities that can be offset

The tables below present information on financial assets and financial liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements together with financial collateral received or given.

	Instruments which can be offset			Potential for offset not recognised by IFRS					
	Gross	IFRS offset	Balance sheet	Effect of master netting and similar agreements	Cash collateral	Securities collateral	Net amount after netting agreements and effect of related collateral	Instruments outside netting agreements	Balance sheet total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	**99,023**	**(20,597)**	**78,426**	**(60,355)**	**(12,284)**	**(3,408)**	**2,379**	**478**	**78,904**
Derivative liabilities	**95,734**	**(23,869)**	**71,865**	**(60,355)**	**(6,788)**	**(1,663)**	**3,059**	**530**	**72,395**
Net position (1)	**3,289**	**3,272**	**6,561**	**-**	**(5,496)**	**(1,745)**	**(680)**	**(52)**	**6,509**
Trading reverse repos	**39,573**	**(16,257)**	**23,316**	**(664)**	**-**	**(22,461)**	**191**	**378**	**23,694**
Trading repos	**42,442**	**(16,257)**	**26,185**	**(664)**	**-**	**(25,520)**	**1**	**717**	**26,902**
Net position	**(2,869)**	**-**	**(2,869)**	**-**	**-**	**3,059**	**190**	**(339)**	**(3,208)**
Non trading reverse repos	**37,477**	**(9,646)**	**27,831**	**(5)**	**-**	**(27,826)**	**-**	**80**	**27,911**
Non trading repos	**23,605**	**(9,646)**	**13,959**	**(5)**	**-**	**(13,954)**	**-**	**3**	**13,962**
Net position	**13,872**	**-**	**13,872**	**-**	**-**	**(13,872)**	**-**	**77**	**13,949**
2022									
Derivative assets	117,606	(18,730)	98,876	(77,365)	(14,079)	(4,571)	2,861	669	99,545
Derivative liabilities	115,177	(22,111)	93,066	(77,365)	(9,761)	(1,185)	4,755	981	94,047
Net position (1)	2,429	3,381	5,810	-	(4,318)	(3,386)	(1,894)	(312)	5,498
Trading reverse repos	35,612	(14,510)	21,102	(2,445)	-	(18,458)	199	435	21,537
Trading repos	33,767	(14,510)	19,257	(2,445)	-	(16,812)	-	4,483	23,740
Net position	1,845	-	1,845	-	-	(1,646)	199	(4,048)	(2,203)
Non trading reverse repos	25,630	(5,702)	19,928	-	-	(19,928)	-	98	20,026
Non trading repos	16,977	(5,702)	11,275	-	-	(11,275)	-	-	11,275
Net position	8,653	-	8,653	-	-	(8,653)	-	98	8,751

(1) Net IFRS offset balance of £3,272 million (2022 - £3,381 million) relates to variation margin netting reflected on other balance sheet lines.

Notes to the consolidated financial statements continued

11 Financial instruments - valuation

Financial instruments recognised at fair value are revalued using techniques that can include observable inputs (pricing information that is readily available in the market, for example UK Government securities), and unobservable inputs (pricing information that is not readily available, for example unlisted securities). Gains and losses are recognised in the income statement and statement of comprehensive income as appropriate. This note presents information on the valuation of financial instruments.

The table below provides an overview of the various sections contained within the note.

Critical accounting policy: Fair value – financial instruments

Financial instruments classified as mandatory fair value through profit or loss; held-for-trading; designated fair value through profit or loss; and fair value through other comprehensive income are recognised in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement considers the characteristics of the asset or liability and the assumptions that a market participant would consider when pricing the asset or liability.

NatWest Group manages some portfolios of financial assets and financial liabilities based on its net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs (refer to 'Valuation Adjustments').

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. The complexity and uncertainty in the financial instrument's fair value is categorised using the fair value hierarchy.

For accounting policy information refer to Accounting policies 2.2, 3.8 and 3.11.

Valuation

(D) = Descriptive; (T) = Table

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Fair value hierarchy

Financial instruments carried at fair value have been classified under the fair value hierarchy. The classification ranges from level 1 to level 3, with more expert judgement and price uncertainty for those classified at level 3.

The determination of an instrument's level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on the level of market activity for the referenced entity.

Level 1 – instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including collateralised loan obligations (CLOs), most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most over the counter (OTC) derivatives.

Level 3 - instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Examples include non-derivative instrument's which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

Valuation techniques

NatWest Group derives the fair value of its instruments differently depending on whether the instrument is a non-modelled or a modelled product.

Non-modelled products are valued directly from a price input, typically on a position-by-position basis. Examples include equities and most debt securities.

Non-modelled products can fall into any fair value levelling hierarchy depending on the observable market activity, liquidity, and assessment of valuation uncertainty of the instruments. The assessment of fair value and the classification of the instrument to a fair value level is subject to the valuation controls discussed in the Valuation control section.

Modelled products valued using a pricing model range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g., interest rate caps and floors) through to more complex derivatives (e.g., balance guarantee swaps).

For modelled products the fair value is derived using the model and the appropriate model inputs or parameters, as opposed to a cash price equivalent. Model inputs are taken either directly or indirectly from available data, where some inputs are also modelled.

Fair value classification of modelled instruments is either level 2 or level 3, depending on the product/model combination, the observability and quality of input parameters and other factors. All these must be assessed to classify a position. The modelled product is assigned to the lowest fair value hierarchy level of any significant input used in that valuation.

Most derivative instruments, for example vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives, are classified as level 2. This is because they are vanilla products valued using standard market models and with observable inputs. Level 2 products range from vanilla to more complex products, where more complex products remain classified as level 2 due to the low materiality of any unobservable inputs.

Inputs to valuation models

When using valuation techniques, the fair value can be significantly affected by the choice of valuation model and underlying assumptions. Factors considered include the cashflow amounts and timing of those cash flows, and application of appropriate discount rates, incorporating both funding and credit risk. Values between and beyond available data points are obtained by interpolation and extrapolation. The principal inputs to these valuation techniques are as follows:

Bond prices - quoted prices are generally available for government bonds, certain corporate securities, and some mortgage-related products.

Credit spreads/margins - these reflect credit default swap levels or the return required over a benchmark rate or index to compensate for the referenced credit risk. Where available, these are derived from the price of credit default swaps or other credit-based instruments, such as debt securities. When direct prices are not available; credit spreads/margins are determined with reference to available prices of entities with similar characteristics.

Interest rates - these are principally based on interest rate swap prices referencing benchmark interest rates. Interest rates, include SONIA (Sterling Overnight Interbank Average Rate) and other overnight rates. Other quoted interest rates may also be used from both the bond, and futures markets.

Foreign currency exchange rates - there are observable prices both for spot and forward contracts and futures in the world's major currencies.

Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

11 Financial instruments – valuation continued

Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or variables are observed to move together. Variables that move in the same direction show positive correlation; those that move in opposite directions are negatively correlated.

Prepayment rates - are used to reflect how fast a pool of assets prepay. The fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. When valuing prepayable instruments, the value of this prepayment option is considered.

Recovery rates/loss given default - are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers, the value of the underlying collateral or inferred from observable credit spreads.

Valuation control

NatWest Group's control environment for the determination of the fair value of financial instruments includes formalised procedures for the review and validation of fair values. The review of market prices and inputs is performed by an independent price verification (IPV) team

IPV is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. These valuations are then reviewed by the IPV team, independent of those trading the financial instruments, in light of available pricing evidence.

Independent pricing data is collated from a range of sources. Each source is reviewed for quality and the independent data applied in the IPV processes using a formalised input quality hierarchy. Consensus services are one source of independent data and encompass interest rate, currency, credit, and bond markets, providing comprehensive coverage of vanilla products and a wide selection of exotic products.

Where measurement differences are identified through the IPV process these are grouped by the quality hierarchy of the independent data. If the size of the difference exceeds defined thresholds, an adjustment is made to bring the valuation to within the independently calculated fair value range.

IPV takes place at least monthly, for all fair value financial instruments. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds.

The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument and forms part of the information considered when determining fair value hierarchy classifications.

Initial fair value level classification of a financial instrument is carried out by the IPV team. These initial classifications are subject to senior management review. Particular attention is paid to instruments transferring from one level to another, new instrument classes or products, instruments where the transaction price is significantly different from the fair value and instruments where valuation uncertainty is high.

Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversees pricing, reserving and valuations issues. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by Valuation Committees and to discuss other relevant industry matters.

The Group model risk policy sets the policy for model documentation, testing and review. Governance of the model risk policy is carried out by the Group model risk oversight committee, which comprises model risk owners and independent model experts. All models are required to be independently validated in accordance with the Model Risk Policy.

Key areas of judgement

Over the years the business has simplified, with most products classified as level 1 or 2 of the fair value hierarchy. However, the diverse range of products historically traded by NatWest Group means some products remain classified as level 3. Level 3 indicates a significant level of pricing uncertainty, where expert judgement is used. As such, extra disclosures are required in respect of level 3 instruments.

In general, the degree of expert judgement used and hence valuation uncertainty depends on the degree of liquidity of an instrument or input.

Where markets are liquid, little judgement is required. However, when the information regarding the liquidity in a particular market is not clear, a judgement may need to be made. For example, for an equity traded on an exchange, daily volumes of trading can be seen, but for an OTC derivative, assessing the liquidity of the market with no central exchange is more challenging.

A key related matter is where a market moves from liquid to illiquid or vice versa. Where this movement is considered temporary, the fair value level is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been liquid. In this case, the instrument will continue to be classified at the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects. Material movements between levels are reviewed quarterly by the business and IPV.

The breadth and depth of the IPV data allows for a rules-based quality assessment to be made of market activity, liquidity, and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available, the quality assessment will result in the instrument being assessed as level 3.

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgement and so carry the most significant price uncertainty.

	2023				2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets								
Trading assets								
Loans	-	33,388	209	33,597	-	35,260	395	35,655
Securities	8,447	3,493	14	11,954	7,463	2,458	1	9,922
Derivatives								
Interest rate	1	43,912	650	44,563	5	52,764	711	53,480
Foreign exchange	-	34,096	65	34,161	-	45,715	114	45,829
Other	-	72	108	180	-	54	182	236
Other financial assets								
Loans	-	108	657	765	-	172	727	899
Securities	17,848	10,536	258	28,642	10,380	6,278	203	16,861
Total financial assets held at fair value	26,296	125,605	1,961	153,862	17,848	142,701	2,333	162,882
As a % of total fair value assets	17%	82%	1%		11%	88%	1%	
Liabilities								
Trading liabilities								
Deposits	-	43,126	1	43,127	-	42,486	1	42,487
Debt securities in issue	-	706	-	706	-	797	-	797
Short positions	7,936	1,865	2	9,803	7,462	2,062	-	9,524
Derivatives								
Interest rate	-	38,044	439	38,483	2	47,855	678	48,535
Foreign exchange	-	33,528	58	33,586	-	45,139	98	45,237
Other	-	138	188	326	-	76	199	275
Other financial liabilities								
Debt securities in issue	-	1,605	3	1,608	-	1,327	-	1,327
Other deposits	-	1,280	-	1,280	-	1,050	-	1,050
Subordinated liabilities	-	237	-	237	-	345	-	345
Total financial liabilities held at fair value	7,936	120,529	691	129,156	7,464	141,137	976	149,577
As a % of total fair value liabilities	6%	93%	1%		5%	94%	1%	

(1) Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(2) For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

Adjustment	2023 £m	2022 £m
Funding valuation adjustments	132	173
Credit valuation adjustments	236	300
Bid-offer	86	130
Product and deal specific	103	141
Total	557	744

Funding valuation adjustments decreased during the year, primarily driven by changes in GBP interest rates and funding spreads tightening.

The decrease in credit value adjustments was driven by credit spreads tightening and a reduction in exposures, primarily due to portfolio ageing, partially offset by new trade activity. Interest rates tightening, trade restructuring and trade specific valuation adjustments were the drivers of the decrease in product and deal specific. The decrease in bid-offer was driven by risk reduction.

Funding valuation adjustments (FVA)

FVA represents an estimate of the adjustment that a market participant would make to incorporate funding costs and benefits that arise in relation to derivative exposures. FVA is calculated as a portfolio level adjustment and can result in either a funding charge (positive) or funding benefit (negative).

Funding levels are applied to estimated potential future exposures. For uncollateralised derivatives, the exposure reflects the future valuation of the derivative. For collateralised derivatives, the exposure reflects the difference between the future valuation of the derivative and the level of collateral posted.

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to fair value that is made to incorporate the counterparty credit risk inherent in derivative exposures. CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where NatWest Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

FVA and CVA are actively managed by a credit and market risk hedging process, and therefore movements in CVA and FVA are partially offset by trading revenue on the hedges.

Bid-offer

Fair value positions are required to be marked to exit levels, represented by bid (long positions) or offer (short positions) levels. Non-derivative positions are typically marked directly to bid or offer prices. However derivative exposures are adjusted to exit levels by taking bid-offer reserves calculated on a portfolio basis. The reserving approach is based on current market bid-offer spreads and standard market bucketing of risk.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability.

Netting is applied on a portfolio basis to reflect the value at which NatWest Group believes it could exit the net risk of the portfolio, rather than the sum of exit costs for each of the portfolio's individual trades. This is applied where the asset and liability positions are managed as a portfolio for risk and reporting purposes.

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques which have a significant dependence on information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in the income statement over the life of the transaction, when market data becomes observable, or when the transaction matures or is closed out as appropriate. On 31 December 2023, net gains of £78 million (2022 - £74 million) were carried forward. During the year, net gains of £119 million (2022 - £97 million) were deferred and £115 million (2022 - £94 million) were recognised in the income statement.

Where system-generated valuations do not accurately reflect market prices, manual valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

Own credit

NatWest Group considers the effect of its own credit standing when valuing financial liabilities recorded at fair value. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes. An own credit adjustment is applied to positions where it is believed that counterparties would consider NatWest Group's creditworthiness when pricing trades.

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Level 3 additional information

For illiquid assets and liabilities, classified as level 3, additional information is provided on the valuation techniques used and price sensitivity of the products to those inputs. This is to enable the reader to gauge the level of uncertainty that arises from positions with significant unobservable inputs or modelling parameters.

Level 3 ranges of unobservable inputs

The table below provides additional information on level 3 instruments and inputs. This shows the valuation technique used for the fair value calculation, the unobservable input and input range.

				2023		2022	
Financial instrument	Valuation technique	Unobservable inputs	Units	Low	High	Low	High
Trading assets and Other financial assets							
Loans	Price-based	Price	%	**-**	**123**	-	113
	Discount cash flow	Credit spreads	bps	**49**	**119**	56	114
	Discount cash flow	Discount margin	bps	**174**	**228**	174	222
Debt securities	Price-based	Price	%	**-**	**119**	-	255
Equity Shares	Price-based	Price	GBP	**-**	**32,142**	-	34,027
	Price-based	Price	%	**-**	**30**	-	30
	Discount cash flow	Discount margin	%	**7**	**9**	6	8
	Net asset valuation	Fund NAV	%	**80**	**120**	80	120
Derivative assets and liabilities							
Credit derivatives	Credit derivative pricing	Credit spreads	bps	**13**	**600**	7	530
	Option pricing	Correlation	%	**(15)**	**95**	(15)	95
		Volatility	%	**30**	**80**	30	80
		Upfront points	%	**-**	**99**	-	99
		Recovery rate	%	**-**	**60**	-	60
Interest rate & FX derivatives	Option pricing	Correlation	%	**(50)**	**99**	(50)	100
		Volatility	%	**30**	**111**	30	127
		Constant Prepayment Rate	%	**2**	**22**	2	21
		Mean Reversion	%	**-**	**20**	-	92
		Inflation volatility	%	**2**	**2**	1	2
		Inflation rate	%	**2**	**3**	2	3

(1) Valuation for private equity investments may be estimated by looking at past prices of similar stocks and from valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value (NAV). Similarly, for equity or bond fund investments, prices may be estimated from valuation or credit statements using NAV or similar measures.
(2) NatWest Group does not have any material liabilities measured at fair value that are issued with an inseparable third-party credit enhancement.

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Level 3 sensitivities

The level 3 sensitivities presented below are calculated at a trade or low-level portfolio basis rather than an overall portfolio basis. As individual sensitivities are aggregated with no reflection of the correlated nature between instruments, the overall portfolio sensitivity may not be accurately reflected. For example, some portfolios may be negatively correlated to others, where a downwards movement in one asset would produce an upwards movement in another. However, due to the additive presentation of the above figures this correlation impact cannot be displayed. As such, the actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the below table.

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%.

Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Other considerations

Whilst certain inputs used to calculate CVA, FVA and own credit adjustments are not based on observable market data, the uncertainty of these inputs is not considered to have a significant effect on the net valuation of the related derivative portfolios and issued debt.

As such, the fair value levelling of the derivative portfolios and issued debt is not determined by CVA, FVA or own credit inputs. In addition, any fair value sensitivity driven by these inputs is not included in the level 3 sensitivities presented.

The table below shows the high and low range of fair value of the level 3 assets and liabilities. This range incorporates the range of fair value inputs as described in the previous table.

	2023			2022		
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets						
Trading assets						
Loans	209	-	-	395	10	(10)
Securities	14	-	-	1	-	-
Derivatives						
Interest rate	650	20	(20)	711	30	(30)
Foreign exchange	65	-	-	114	10	(10)
Other	108	10	(10)	182	10	(10)
Other financial assets						
Loans	657	-	(40)	727	-	(10)
Securities	258	20	(50)	203	20	(30)
Total financial assets held at fair value	1,961	50	(120)	2,333	80	(100)
Liabilities						
Trading liabilities						
Deposits	1	-	-	1	-	-
Short positions	2	-	-	-	-	-
Derivatives						
Interest rate	439	10	(10)	678	30	(30)
Foreign exchange	58	-	-	98	-	-
Other	188	10	(10)	199	-	-
Other financial liabilities - debt securities in issue	3	-	-	-	-	-
Total financial liabilities held at fair value	691	20	(20)	976	30	(30)

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities in the year.

2023	Derivatives assets £m	Other trading assets (2) £m	Other financial assets (3) £m	Total assets £m	Derivatives liabilities £m	Other trading liabilities (2) £m	Other financial liabilities £m	Total liabilities £m
At 1 January	**1,007**	**396**	**930**	**2,333**	**975**	**1**	**-**	**976**
Amounts recorded in the income statement (1)	**(156)**	**(88)**	**1**	**(243)**	**(313)**	**-**	**-**	**(313)**
Amount recorded in the statement of comprehensive income	**-**	**-**	**32**	**32**	**-**	**-**	**-**	**-**
Level 3 transfers in	**6**	**15**	**16**	**37**	**7**	**2**	**-**	**9**
Level 3 transfers out	**(5)**	**(32)**	**(190)**	**(227)**	**(9)**	**(2)**	**-**	**(11)**
Purchases/originations	**180**	**8**	**275**	**463**	**195**	**2**	**3**	**200**
Settlements/other decreases	**(70)**	**(8)**	**(86)**	**(164)**	**(51)**	**-**	**-**	**(51)**
Sales	**(137)**	**(65)**	**(52)**	**(254)**	**(116)**	**-**	**-**	**(116)**
Foreign exchange and other adjustments	**(2)**	**(3)**	**(11)**	**(16)**	**(3)**	**-**	**-**	**(3)**
At 31 December	**823**	**223**	**915**	**1,961**	**685**	**3**	**3**	**691**
Amounts recorded in the income statement in respect of balances held at period end - unrealised	**67**	**(39)**	**1**	**29**	**(121)**	**-**	**-**	**(121)**
2022								
At 1 January	918	740	394	2,052	606	3	-	609
Amounts recorded in the income statement (1)	126	31	(14)	143	382	(1)	-	381
Amount recorded in the statement of comprehensive income	-	-	(20)	(20)	-	-	-	-
Level 3 transfers in	193	1	532	726	78	3	-	81
Level 3 transfers out	(122)	(147)	(68)	(337)	(61)	(3)	-	(64)
Purchases/originations	355	274	185	814	382	-	-	382
Settlements/other decreases	(40)	(75)	-	(115)	(41)	-	-	(41)
Sales	(423)	(434)	(101)	(958)	(376)	(2)	-	(378)
Foreign exchange and other adjustments	-	6	22	28	5	1	-	6
At 31 December	1,007	396	930	2,333	975	1	-	976
Amounts recorded in the income statement in respect of balances held at period end - unrealised	126	31	(16)	141	382	(1)	-	381

(1) There were £69 million net gains on trading assets and liabilities (2022 – £224 million net losses) recorded in income from trading activities. Net gains on other instruments of £1 million (2022 – £14 million net losses) were recorded in other operating income and interest income as appropriate.
(2) Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3) Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

Notes to the consolidated financial statements continued

11 Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments measured at amortised cost on the balance sheet.

	Carrying value	Fair value	Fair value hierarchy level			Items where fair value approximates carrying value
			Level 1	Level 2	Level 3	
2023	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets						
Cash and balances at central banks	**104.3**	**104.3**	**-**	**-**	**-**	**104.3**
Settlement balances	**7.2**	**7.2**	**-**	**-**	**-**	**7.2**
Loans to banks	**6.9**	**7.0**	**-**	**2.2**	**0.6**	**4.2**
Loans to customers	**381.4**	**373.2**	**-**	**27.5**	**345.7**	**-**
Other financial assets - securities	**21.7**	**21.6**	**4.0**	**6.6**	**11.0**	**-**
2022						
Financial assets						
Cash and balances at central banks	144.8	144.8	-	-	-	144.8
Settlement balances	2.6	2.6	-	-	-	2.6
Loans to banks	7.1	7.1	-	4.2	2.8	0.1
Loans to customers	366.3	354.5	-	20.3	334.2	-
Other financial assets - securities	13.1	12.8	3.6	3.2	6.0	-
2023						
Financial liabilities						
Bank deposits	**22.2**	**22.3**	**-**	**15.4**	**2.7**	**4.2**
Customer deposits	**431.4**	**431.0**	**-**	**30.7**	**48.8**	**351.5**
Settlement balances	**6.6**	**6.6**	**-**	**-**	**-**	**6.6**
Other financial liabilities						
- debt securities in issue	**52.2**	**52.2**	**-**	**41.7**	**10.5**	**-**
Subordinated liabilities	**5.5**	**5.4**	**-**	**5.4**	**-**	**-**
Notes in circulation	**3.2**	**3.2**	**-**	**-**	**-**	**3.2**
2022						
Financial liabilities						
Bank deposits	20.4	20.0	-	13.1	2.2	4.7
Customer deposits	450.3	450.3	-	12.7	30.6	407.0
Settlement balances	2.0	2.0	-	-	-	2.0
Other financial liabilities						
- debt securities in issue	46.7	46.1	-	40.7	5.4	-
Subordinated liabilities	5.9	5.6	-	5.5	0.1	-
Notes in circulation	3.2	3.2	-	-	-	3.2

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments, including but not limited to, cash and balances at central banks, settlement balances, loans with short-term maturities, notes in circulation and customer demand deposits, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a) Contractual cashflows that are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.
(b) Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. The current methodology caps all loan values at par rather than modelling clients' option to repay loans early. This approach is adopted for lending portfolios in Retail Banking, Ulster Bank RoI, Commercial & Institutional (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments. The remaining population is valued using discounted cashflows at current offer rates.

Bank and customer deposits

Fair values of deposits are estimated using discounted cash flow valuation techniques. Where required, methodologies can be revised as additional information and valuation inputs become available.

Notes to the consolidated financial statements continued

12 Financial instruments – maturity analysis

This note shows the maturity profile of NatWest Group's financial assets and liabilities by contractual date of maturity and contractual cash flows.

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2023			2022		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Cash and balances at central banks	104,262	-	104,262	144,832	-	144,832
Trading assets	36,723	8,828	45,551	35,944	9,633	45,577
Derivatives	29,839	49,065	78,904	38,107	61,438	99,545
Settlement balances	7,231	-	7,231	2,572	-	2,572
Loans to banks - amortised cost	6,650	264	6,914	6,872	267	7,139
Loans to customers - amortised cost	87,663	293,770	381,433	84,289	282,051	366,340
Other financial assets	10,192	40,910	51,102	6,128	24,767	30,895
Liabilities						
Bank deposits	8,954	13,236	22,190	7,799	12,642	20,441
Customer deposits	424,893	6,484	431,377	448,821	1,497	450,318
Settlement balances	6,645	-	6,645	2,012	-	2,012
Trading liabilities	45,349	8,287	53,636	42,760	10,048	52,808
Derivatives	30,721	41,674	72,395	39,331	54,716	94,047
Other financial liabilities	20,310	34,779	55,089	13,796	35,311	49,107
Subordinated liabilities	1,047	4,667	5,714	973	5,287	6,260
Notes in circulation	3,237	-	3,237	3,218	-	3,218
Lease liabilities	102	568	670	137	981	1,118

Assets and liabilities by contractual cash flows up to 20 years

The tables on the following page show the contractual undiscounted cash flows receivable and payable, up to a period of 20 years, including future receipts and payments of interest of financial assets and liabilities by contractual maturity. The balances in the following tables do not agree directly with the consolidated balance sheet, as the tables include all cash flows relating to principal and future coupon payments, presented on an undiscounted basis. The tables have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by NatWest Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band that contains the latest date on which it can be repaid, regardless of early repayment. The liability is included in the time band that contains the earliest possible date on which the conditions could be fulfilled, without considering the probability of the conditions being met.

Notes to the consolidated financial statements continued

12 Financial instruments – maturity analysis continued

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period, whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by NatWest Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayments of assets and liabilities are linked, the repayment of assets in securitisations is shown on the earliest date that the asset can be prepaid, as this is the basis used for liabilities.

The principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after 20 years.

The maturity of guarantees and commitments is based on the earliest possible date they would be drawn in order to evaluate NatWest Group's liquidity position.

MFVTPL assets of £125.1 billion (2022 - £145.8 billion) and HFT liabilities of £125.8 billion (2022 - £146.7 billion) have been excluded from the following tables.

2023	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity up to 20 years						
Cash and balances at central banks	104,262	-	-	-	-	-
Derivatives held for hedging	31	29	128	104	49	49
Settlement balances	7,231	-	-	-	-	-
Loans to banks - amortised cost	5,234	1,437	23	302	-	-
Loans to customers - amortised cost	52,175	46,894	81,445	61,465	96,577	114,806
Other financial assets (1)	4,897	6,756	12,304	11,183	10,019	8,063
Finance lease	61	242	735	401	656	359
	173,891	55,358	94,635	73,455	107,301	123,277
Liabilities by contractual maturity up to 20 years						
Bank deposits	8,334	1,279	6,069	8,307	-	-
Customer deposits	393,363	31,900	6,464	11	14	19
Settlement balances	6,645	-	-	-	-	-
Derivatives held for hedging	71	175	366	192	92	8
Other financial liabilities	9,094	12,319	18,843	13,818	4,769	346
Subordinated liabilities	72	1,167	2,301	1,512	1,406	342
Other liabilities - Notes in circulation	3,237	-	-	-	-	-
Lease liabilities	30	79	172	111	175	132
	420,846	46,919	34,215	23,951	6,456	847
Guarantees and commitments - notional amount						
Guarantees (2)	2,820	-	-	-	-	-
Commitments (3)	112,807	-	-	-	-	-
	115,627	-	-	-	-	-

For the notes to this table refer to the following page.

Notes to the consolidated financial statements continued

12 Financial instruments – maturity analysis continued

2022	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity up to 20 years						
Cash and balances at central banks	144,832	-	-	-	-	-
Derivatives held for hedging	130	345	28	41	(44)	43
Settlement balances	2,572	-	-	-	-	-
Loans to banks - amortised cost	5,254	1,621	17	288	-	-
Loans to customers - amortised cost	50,923	43,417	76,278	55,128	85,038	100,085
Other financial assets (1)	2,771	4,507	8,391	7,835	5,706	2,524
Finance lease	96	267	857	482	549	296
	206,578	50,157	85,571	63,774	91,249	102,948
Liabilities by contractual maturity up to 20 years						
Bank deposits	6,690	1,445	5,662	8,503	89	-
Customer deposits	437,830	11,389	1,252	2	14	20
Settlement balances	2,012	-	-	-	-	-
Derivatives held for hedging	280	(371)	586	306	116	85
Other financial liabilities	6,720	6,640	18,833	13,906	7,361	294
Subordinated liabilities	96	1,073	2,690	1,897	1,541	328
Other liabilities - Notes in circulation	3,218	-	-	-	-	-
Lease liabilities	41	113	260	203	318	254
	456,887	20,289	29,283	24,817	9,439	981
Guarantees and commitments - notional amount						
Guarantees (2)	3,150	-	-	-	-	-
Commitments (3)	118,779	-	-	-	-	-
	121,929	-	-	-	-	-

(1) Other financial assets exclude equity shares.
(2) NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused.
(3) NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Notes to the consolidated financial statements continued

13 Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value and classified as held-for-trading. Financial instruments are classified as held-for-trading if they are held for the purpose of selling or repurchasing them in the short term, to make a spread between purchase and sale price or held to take advantage of movements in prices and yields.

For accounting policy information refer to Accounting policy 3.8.

Assets	2023 £m	2022 £m
Loans		
Reverse repos	**23,694**	21,537
Collateral given	**9,141**	13,005
Other loans	**762**	1,113
Total loans	**33,597**	35,655
Securities		
Central and local government		
- UK	**2,729**	2,205
- US	**2,600**	2,345
- Other	**3,062**	2,799
Financial institutions and corporate	**3,563**	2,573
Total securities	**11,954**	9,922
Total	**45,551**	45,577
Liabilities		
Deposits		
Repos	**26,902**	23,740
Collateral received	**15,075**	17,680
Other deposits	**1,150**	1,067
Total deposits	**43,127**	42,487
Debt securities in issue	**706**	797
Short positions		
Central and local government		
- UK	**1,893**	2,313
- US	**2,071**	1,293
- Other	**4,049**	3,936
Financial institutions and Corporate	**1,790**	1,982
Total short positions	**9,803**	9,524
Total	**53,636**	52,808

Notes to the consolidated financial statements continued

14 Derivatives

Derivative is a term covering a wide range of financial instruments that derive their fair value from an underlying rate or price, for example interest rates or exchange rates (the underlying). NatWest Group uses derivatives as a part of its trading activities, to manage its own risks such as interest rate, foreign exchange, or credit risk and in certain customer transactions. This note shows contracted volumes of derivatives, how they are used for hedging purposes and more specifically the effects of the application of hedge accounting.

For accounting policy information refer to Accounting policies 3.8 and 3.11.

	Notional			Asset			Liability		
	Traded on recognised exchanges	Traded over the counter	Total	Traded on recognised exchanges	Traded over the counter	Total	Traded on recognised exchanges	Traded over the counter	Total
2023	£bn	£bn	£bn	£m	£m	£m	£m	£m	£m
Interest rate	**819**	**9,449**	**10,268**	**48**	**44,515**	**44,563**	**34**	**38,449**	**38,483**
- *Swaps*	***-***	***6,533***	***6,533***	***-***	***33,807***	***33,807***	***-***	***27,424***	***27,424***
- *Options*	***510***	***1,674***	***2,184***	***48***	***10,708***	***10,756***	***34***	***11,025***	***11,059***
- *Forwards and futures*	***309***	***1,242***	***1,551***	***-***	***-***	***-***	***-***	***-***	***-***
Exchange rate	**1**	**3,119**	**3,120**	**-**	**34,161**	**34,161**	**-**	**33,586**	**33,586**
- *Swaps*	***-***	***449***	***449***	***-***	***8,173***	***8,173***	***-***	***7,370***	***7,370***
- *Options*	***1***	***674***	***675***	***-***	***4,181***	***4,181***	***-***	***4,197***	***4,197***
- *Spot, forwards and futures*	***-***	***1,996***	***1,996***	***-***	***21,807***	***21,807***	***-***	***22,019***	***22,019***
Credit	**-**	**15**	**15**	**-**	**180**	**180**	**-**	**326**	**326**
Equity and commodity	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total	**820**	**12,583**	**13,403**	**48**	**78,856**	**78,904**	**34**	**72,361**	**72,395**
2022									
Interest rate	707	10,035	10,742	113	53,367	53,480	33	48,502	48,535
- *Swaps*	*-*	*7,201*	*7,201*	*-*	*39,039*	*39,039*	*-*	*32,992*	*32,992*
- *Options*	*296*	*1,418*	*1,714*	*113*	*14,328*	*14,441*	*33*	*15,510*	*15,543*
- *Forwards and futures*	*411*	*1,416*	*1,827*	*-*	*-*	*-*	*-*	*-*	*-*
Exchange rate	2	3,166	3,168	-	45,829	45,829	-	45,237	45,237
- *Swaps*	*-*	*438*	*438*	*-*	*11,840*	*11,840*	*-*	*10,430*	*10,430*
- *Options*	*2*	*835*	*837*	*-*	*6,375*	*6,375*	*-*	*6,647*	*6,647*
- *Spot, forwards and futures*	*-*	*1,893*	*1,893*	*-*	*27,614*	*27,614*	*-*	*28,160*	*28,160*
Credit	-	15	15	-	236	236	-	275	275
Equity and commodity	-	-	-	-	-	-	-	-	-
Total	709	13,216	13,925	113	99,432	99,545	33	94,014	94,047

Included in the table above is the notional amount of £7,280 billion (2022 - £8,065 billion) of interest rate derivatives that are traded over the counter and settled through central clearing counterparties. NatWest Group has no other type of derivatives that are settled through central counterparties.

Notes to the consolidated financial statements continued

14 Derivatives continued

NatWest Group applies hedge accounting to reduce the accounting mismatch caused in the income statement by using derivatives to hedge the following risks: interest rate, foreign exchange and the foreign exchange risk associated with net investment in foreign operations.

NatWest Group's interest rate hedging relates to the management of NatWest Group's non-trading structural interest rate risk, caused by the mismatch between fixed interest rates and floating interest rates on its financial instruments. NatWest Group manages this risk within approved limits. Residual risk positions are hedged with derivatives, principally interest rate swaps.

Cash flow hedges of interest rate risk relate to exposures to the variability in future interest payments and receipts due to the movement of interest rates on forecast transactions and on financial assets and financial liabilities. This variability in cash flows is hedged by interest rate swaps, which convert variable cash flows into fixed. For these cash flow hedge relationships, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to the relevant interest rates, most notably SOFR, EURIBOR, the European Central Bank deposit rate, SONIA and the Bank of England Official Bank Rate. The variability in cash flows due to movements in the relevant interest rate is hedged; this risk component is identified using the risk management systems of NatWest Group and encompasses the majority of cash flow variability risk.

Suitable larger fixed rate financial instruments are subject to fair value hedging in line with documented risk management strategies.

Fair value hedges of interest rate risk involve interest rate swaps transforming the fixed interest rate risk in financial assets and financial liabilities to floating. The hedged risk is the risk of changes in the hedged item's fair value attributable to changes in the interest rate risk component of the hedged item. The significant interest rates identified as risk components are SOFR, EURIBOR, ESTR and SONIA. These risk components are identified using the risk management systems of NatWest Group and encompass the majority of the hedged item's fair value risk.

Hedge accounting using derivatives

NatWest Group hedges the exchange rate risk of its net investment in foreign currency denominated operations with currency borrowings and forward foreign exchange contracts.

NatWest Group reviews the value of the investments' net assets, executing hedges where appropriate to reduce the sensitivity of capital ratios to foreign exchange rate movement. Hedge accounting relationships will be designated where required.

Exchange rate risk also arises in NatWest Group where payments are denominated in currencies other than the functional currency. Residual risk positions are hedged with foreign exchange derivatives, fixing the exchange rate the payments will be settled in. The derivatives are documented as cash flow hedges.

For all cash flow hedging, fair value hedge relationships and net investment hedging, NatWest Group determines that there is an economic relationship between the hedged item and hedging instrument via assessing the initial and ongoing effectiveness by comparing movements in the fair value of the expected highly probable forecast interest cash flows/ fair value of the hedged item attributable to the hedged risk with movements in the fair value of the expected changes in cash flows from the hedging instrument. The method used for comparing movements is either regression testing, or the dollar offset method. The method for testing effectiveness and the period over which the test is performed depends on the applicable risk management strategy and is applied consistently to each risk management strategy. Hedge effectiveness is assessed on a cumulative basis and the determination of effectiveness is in line with the requirements of IAS 39.

NatWest Group uses either the actual ratio between the hedged item and hedging instrument(s) or one that minimises hedge ineffectiveness to establish the hedge ratio for hedge accounting. Hedge ineffectiveness is measured in line with the requirements of IAS 39 and recognised in the income statement as it arises.

Notes to the consolidated financial statements continued

14 Derivatives continued

Derivatives in hedge accounting relationships

Included in the table below are derivatives held for hedging purposes as follows.

	2023				2022			
	Notional £bn	Assets £m	Liabilities £m	Changes in fair value used for hedge ineffectiveness (1) £m	Notional £bn	Assets £m	Liabilities £m	Changes in fair value used for hedge ineffectiveness (1) £m
Fair value hedging								
Interest rate contracts (2)	**67.6**	**1,139**	**2,607**	**406**	58.7	1,554	3,009	482
Cash flow hedging								
Interest rate contracts	**140.0**	**1,924**	**4,970**	**1,211**	167.6	2,681	6,207	(3,342)
Exchange rate contracts	**16.9**	**112**	**254**	**(12)**	6.3	142	112	(3)
Net investment hedging								
Exchange rate contracts	**0.3**	**2**	**7**	**(3)**	0.5	1	9	4
	224.8	**3,177**	**7,838**	**1,602**	233.1	4,378	9,337	(2,859)
IFRS netting and clearing house settlements		**(3,063)**	**(7,568)**			(4,235)	(9,205)	
		114	**270**			143	132	

(1) The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2) The hedged risk includes inflation risk.

Notes to the consolidated financial statements continued

14 Derivatives continued

Hedge ineffectiveness

Hedge ineffectiveness recognised in other operating income comprises.

	2023 £m	2022 £m	2021 £m
Fair value hedging			
Loss on hedged items attributable to the hedged risk	**(364)**	(442)	(846)
Gain on the hedging instruments	**406**	482	897
Fair value hedging ineffectiveness	**42**	40	51
Cash flow hedging			
Interest rate risk	**10**	(60)	(26)
Cash flow hedging ineffectiveness	**10**	(60)	(26)
Total	**52**	(20)	25

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

- The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge).
- Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and
- Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

Notes to the consolidated financial statements continued

14 Derivatives continued

Maturity of notional hedging contracts

The following table shows the period in which the notional of hedging contract ends.

2023	0-3 months £bn	3-12 months £bn	1-3 years £bn	3-5 years £bn	5-10 years £bn	Over 10 years £bn	Total £bn
Fair value hedging							
Interest rate risk (1)							
Hedging assets	**0.1**	**1.7**	**7.1**	**9.0**	**5.9**	**4.7**	**28.5**
Hedging liabilities	**2.7**	**3.3**	**13.4**	**11.3**	**7.7**	**0.7**	**39.1**
2022							
Fair value hedging							
Interest rate risk (1)							
Hedging assets	0.5	1.9	4.7	4.9	4.2	3.6	19.8
Hedging liabilities	1.0	2.9	14.6	10.3	9.6	0.5	38.9

2023	0-3 months £bn	3-12 months £bn	1-3 years £bn	3-5 years £bn	5-10 years £bn	Over 10 years £bn	Total £bn
Cash flow hedging							
Interest rate risk							
Hedging assets	**3.9**	**14.5**	**33.9**	**22.8**	**10.1**	**-**	**85.2**
Hedging liabilities	**0.8**	**3.9**	**39.1**	**10.1**	**0.3**	**0.6**	**54.8**
Exchange rate risk							
Hedging assets	**0.3**	**0.7**	**1.6**	**-**	**-**	**-**	**2.6**
Hedging liabilities	**8.4**	**0.8**	**2.4**	**2.5**	**0.2**	**-**	**14.3**
2022							
Cash flow hedging							
Interest rate risk							
Hedging assets	6.6	9.4	46.5	21.9	10.1	-	94.5
Hedging liabilities	17.3	26.8	15.7	5.1	7.5	0.7	73.1
Exchange rate risk							
Hedging assets	0.1	-	-	-	-	-	0.1
Hedging liabilities	-	1.1	2.8	2.1	0.2	-	6.2

(1) The hedged risk includes inflation risk.

Notes to the consolidated financial statements continued

14 Derivatives continued

Average fixed interest rates

The following table shows average fixed rate for cash flow hedges, interest rate risk.

2023	0-3 months %	3-12 months %	1-3 years %	3-5 years %	5-10 years %	Over 10 years %	Total %
Average fixed interest rate							
Hedging assets	**1.16**	**2.46**	**1.19**	**3.30**	**1.77**	**3.12**	**2.04**
Hedging liabilities	**0.93**	**2.54**	**4.36**	**2.28**	**2.36**	**4.50**	**3.79**
2022							
Average fixed interest rate							
Hedging assets	1.36	1.98	1.71	2.04	1.02	3.12	1.72
Hedging liabilities	1.27	0.95	2.75	1.03	2.68	4.55	1.63

Average foreign exchange rates

For cash flow hedging of exchange rate risk, the average foreign exchange rates applicable across the relationships were as below for the main currencies hedged.

	2023	2022
INR/GBP	**105.03**	100.54
USD/GBP	**1.28**	1.29
CHF/GBP	**1.08**	1.15
JPY/GBP	**170.54**	132.89
JPY/USD	**129.75**	128.29
NOK/USD	**9.21**	9.21

Notes to the consolidated financial statements continued

14 Derivatives continued

Analysis of hedged items and related hedging instruments

The table below analyses assets and liabilities subject to hedging derivatives.

2023	Carrying value of hedged assets and liabilities £m	Impact on hedged items included in carrying value £m	Changes in fair value used as a basis to determine ineffectiveness (1) £m
Fair value hedging - interest rate (2)			
Loans to banks and customers - amortised cost	**5,663**	**(316)**	**167**
Other financial assets - securities	**22,896**	**174**	**636**
Total (3)	**28,559**	**(142)**	**803**
Bank and customer deposits	**745**	**(3)**	**(6)**
Other financial liabilities - debt securities in issue	**36,305**	**(1,151)**	**(1,023)**
Subordinated liabilities	**5,346**	**(320)**	**(138)**
Total	**42,396**	**(1,474)**	**(1,167)**
2022			
Fair value hedging - interest rate (2)			
Loans to banks and customers - amortised cost	5,764	(526)	(1,236)
Other financial assets - securities	12,897	(922)	(2,525)
Total (3)	18,661	(1,448)	(3,761)
Bank and customer deposits	565	(3)	3
Other financial liabilities - debt securities in issue	35,856	(2,222)	2,790
Subordinated liabilities	5,504	(547)	526
Total	41,925	(2,772)	3,319

For the notes to this table refer to the following page.

Notes to the consolidated financial statements continued

14 Derivatives continued

2023	Carrying value of hedged assets and liabilities £m	Changes in fair value used as a basis to determine ineffectiveness (1) £m
Cash flow hedging - interest rate		
Loans to banks and customers - amortised cost (4)	**84,583**	**(2,796)**
Other financial assets - securities	**623**	**(22)**
Total	**85,206**	**(2,818)**
Bank and customer deposits	**54,675**	**1,610**
Other financial liabilities - debt securities in issue	**156**	**7**
Total	**54,831**	**1,617**
Cash flow hedging - exchange rate		
Loans to banks and customers - amortised cost (4)	**583**	**-**
Other financial assets - securities	**1,839**	**-**
Total	**2,422**	**-**
Other financial liabilities - debt securities in issue	**11,460**	**9**
Subordinated liabilities	**-**	**-**
Other	**201**	**3**
Total	**11,661**	**12**
2022		
Cash flow hedging - interest rate		
Loans to banks and customers - amortised cost (4)	93,212	5,263
Other financial assets - securities	1,176	73
Total	94,388	5,336
Bank and customer deposits	72,610	(2,008)
Other financial liabilities - debt securities in issue	571	(46)
Total	73,181	(2,054)
Cash flow hedging - exchange rate		
Loans to banks and customer - amortised cost (4)	-	-
Other financial assets - securities	-	-
Total	-	-
Other financial liabilities - debt securities in issue	4,141	(2)
Subordinated liabilities	-	-
Other	204	5
Total	4,345	3

(1) The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2) The hedged risk includes inflation risk.
(3) Carrying values include £57 million (2022 - £61 million) adjustment for discontinued fair value hedges.
(4) Includes cash and balances at central banks.

Notes to the consolidated financial statements continued

14 Derivatives continued

Analysis of cash flow and foreign exchange hedge reserve

The following table shows an analysis of the pre-tax cash flow hedge reserve and foreign exchange hedge reserve.

	2023		2022	
	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m
Continuing				
Interest rate risk	**(2,330)**	**-**	(3,576)	-
Foreign exchange risk	**1**	**(18)**	16	(85)
De-designated				
Interest rate risk	**(304)**	**-**	(297)	-
Foreign exchange risk	**4**	**(771)**	20	(880)
Total	**(2,629)**	**(789)**	(3,837)	(965)

	2023		2022	
	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m	Cash flow hedge reserve £m	Foreign exchange hedge reserve £m
Amount recognised in equity				
Interest rate risk	**137**	**-**	(2,997)	(64)
Foreign exchange risk	**50**	**107**	24	(202)
Total	**187**	**107**	(2,973)	(266)
Amount transferred from equity to earnings				
Interest rate risk to net interest income	**1,112**	**-**	(252)	-
Interest rate risk to non interest income (1)	**(10)**	**-**	(21)	-
Interest rate risk to operating expenses	**-**	**-**	(14)	-
Foreign exchange risk to net interest income	**(74)**	**-**	(29)	-
Foreign exchange risk to non interest income	**(9)**	**69**	15	7
Foreign exchange risk to operating expenses	**2**	**-**	(3)	-
Total	**1,021**	**69**	(304)	7

(1) There was £10 million (2022 - £21 million) reclassified with the cash flow reserve to earnings due to forecasted cash flows that are no longer expected to occur.

Notes to the consolidated financial statements continued

15 Loan impairment provisions

There is a risk that customers and counterparties fail to meet their contractual obligation to settle outstanding amounts, known as expected credit losses (ECL). The calculation of ECL considers historic, current and forward-looking information to determine the amount we do not expect to recover. ECL is recognised on current and potential exposures, and contingent liabilities.

For accounting policy information refer to Accounting policy 2.3. Further disclosures on credit risk and information on ECL methodology are shown from page 186.

Loan exposure and impairment metrics

The table below summarises loans and credit impairment measures within the scope of IFRS 9 Expected credit losses framework.

	2023 £m	2022 £m
Loans - amortised cost and FVOCI		
Stage 1	**348,586**	325,224
Stage 2	**37,891**	46,833
Stage 3	**5,563**	5,096
Of which: individual	***1,031***	*1,121*
Of which: collective	***4,532***	*3,975*
	392,040	377,153
ECL provisions (1)		
- Stage 1	**709**	632
- Stage 2	**976**	1,043
- Stage 3	**1,960**	1,759
Of which: individual	***332***	*287*
Of which: collective	***1,628***	*1,472*
	3,645	3,434
ECL provision coverage (2)		
- Stage 1 (%)	**0.20**	0.19
- Stage 2 (%)	**2.58**	2.23
- Stage 3 (%)	**35.23**	34.52
	0.93	0.91
Continuing operations		
Impairment (releases)/losses		
ECL (release)/charge (3,4)	**578**	337
Stage 1	**(397)**	(290)
Stage 2	**645**	393
Stage 3	**330**	234
Of which: individual	***89***	*54*
Of which: collective	***241***	*180*
Amounts written off	**319**	482
Of which: individual	***42***	*168*
Of which: collective	***277***	*314*

(1) Includes loans to customers and banks.
(2) Includes £9 million (2022 - £3 million) related to assets classified as FVOCI and £0.1 billion (2022 - £0.1 billion) related to off-balance sheet exposures.
(3) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.
(4) Includes a £16 million release (2022 - £3 million charge) related to other financial assets, of which £6 million charge (2022 - nil) related to assets classified as FVOCI; and £9 million release (2022 - £5 million release) related to contingent liabilities.
(5) The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £103.1 billion (2022 – £143.3 billion) and debt securities of £50.1 billion (2022 – £29.9 billion).

15 Loan impairment provisions continued

Credit risk enhancement and mitigation

For information on Credit risk enhancement and mitigation held as security, refer to Risk and capital management – Credit risk enhancement and mitigation section.

Critical accounting policy: Loan impairment provisions

Accounting policy 2.3 sets out how the expected loss approach is applied. At 31 December 2023, customer loan impairment provisions amounted to £3,645 million (2022 - £3,434 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes, changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management’s assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgements that are potentially significant to the estimate of impairment losses. For further information and sensitivity analysis, refer to Risk and capital management – Measurement uncertainty and ECL sensitivity analysis section.

IFRS 9 ECL model design principles

Refer to Credit risk – IFRS 9 ECL model design principles section for further details.

Approach for multiple economic scenarios (MES)

The base scenario plays a greater part in the calculation of ECL than the approach to MES. Refer to Credit risk – Economic loss drivers - Probability weightings of scenarios section for further details.

Notes to the consolidated financial statements continued

16 Other financial assets

Other financial assets consist of debt securities, equity shares and loans that are not held for trading. Balances consist of local and central government securities, a component part of NatWest Group's liquidity portfolio.

For accounting policy information refer to Accounting policy 3.8.

	Debt securities							
	Central and local government							
	UK	US	Other	Other debt	Total	Equity shares	Loans	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m
Mandatory fair value through profit or loss	**-**	**-**	**-**	**1**	**1**	**2**	**700**	**703**
Designated at fair value	**-**	**-**	**3**	**2**	**5**	**-**	**-**	**5**
Fair value through other comprehensive income (1)	**6,441**	**5,517**	**5,738**	**10,627**	**28,323**	**311**	**65**	**28,699**
Amortised cost	**2,889**	**647**	**35**	**18,124**	**21,695**	**-**	**-**	**21,695**
Total	**9,330**	**6,164**	**5,776**	**28,754**	**50,024**	**313**	**765**	**51,102**
2022								
Mandatory fair value through profit or loss	-	-	-	2	2	3	782	787
Designated at fair value	-	-	-	-	-	-	-	-
Fair value through other comprehensive income (1)	802	7,175	1,757	6,765	16,499	357	117	16,973
Amortised cost	2,562	937	54	9,582	13,135	-	-	13,135
Total	3,364	8,112	1,811	16,349	29,636	360	899	30,895

(1) Upon initial recognition, NatWest Group occasionally irrevocably designates some of its equity investments as equity instruments at FVOCI when they meet the definition of equity under IAS 32 Financial instruments: presentation, are not held for trading or they are held for strategic purposes. Such classification is determined on an instrument-by-instrument basis. Gains and losses on these equity instruments are not recycled to the income statement and dividends are recognised in profit or loss except when they represent a recovery of part of the cost of the instrument, in which case such gains are recorded in OCI. Equity instruments at FVOCI are not subject to an impairment assessment.

There were no significant acquisitions of equity shares in the year. In 2022, NatWest Group acquired £146 million of equity shares in Permanent TSB p.l.c as part consideration on the sale of certain assets and £26 million of equity shares in Vodeno Limited.

NatWest Group disposed of equity shares in Permanent TSB p.l.c of £47 million and UBS Equity Funds of £35 million in the year. In 2022, NatWest Group disposed of equity shares in Visa Inc. of £99 million and UBS Equity Funds of £69 million. There were no significant dividends on equity shares held at FVOCI in either year.

Notes to the consolidated financial statements continued

17 Intangible assets

Intangible assets, such as internally generated software and goodwill generated on business combinations, are not physical in nature. This note presents the cost of the assets, which is the amount NatWest Group initially paid or incurred, additions and disposals during the year, and any amortisation or impairment. Amortisation is a charge that reflects the usage of the asset and impairment is a reduction in value arising from specific events identified during the year.

For accounting policy information refer to Accounting policies 3.4 and 3.5.

	2023			2022		
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	9,931	3,763	13,694	9,939	3,050	12,989
Currency translation and other adjustments	-	-	-	(8)	(3)	(11)
Acquisitions of companies and businesses	159	37	196	-	-	-
Additions	-	762	762	-	743	743
Disposals and write-off of fully amortised assets	-	(115)	(115)	-	(27)	(27)
At 31 December	10,090	4,447	14,537	9,931	3,763	13,694
Accumulated amortisation and impairment						
At 1 January	4,409	2,169	6,578	4,417	1,849	6,266
Currency translation and other adjustments	-	-	-	(8)	(4)	(12)
Disposals and write-off of fully amortised assets	-	(116)	(116)	-	(17)	(17)
Impairment of intangible assets	1	22	23	-	-	-
Amortisation charge for the year	-	438	438	-	341	341
At 31 December	4,410	2,513	6,923	4,409	2,169	6,578
Net book value at 31 December	5,680	1,934	7,614	5,522	1,594	7,116

(1) Principally consists of internally generated software.

Intangible assets and goodwill are reviewed for indicators of impairment. Intangible assets were impaired by £23 million in 2023 (2022 – nil).

NatWest Group's goodwill acquired in business combinations is reviewed for impairment annually at 31 December by cash-generating unit (CGU): 2023 - Retail Banking £2,607 million (2022 - £2,607 million), Ring-Fenced Bank Commercial & Institutional £2,605 million (2022 - £2,606 million), Private Banking £9 million (2022 - £9 million), RBS International £300 million (2022 - £300 million), and Cushon £159 million (2022 - nil). Our CGUs represent the smallest group of assets to which we have allocated goodwill and reflect the lowest level at which we monitor goodwill post acquisition. For Cushon and RBS International this is at an entity level which represents the lowest level applicable to the business combination and their cash flows are independent of other CGUs. Analysis by reportable segment is in Note 4 Segmental analysis.

Impairment testing involves the comparison of the carrying value of each CGU with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management, which are consistent with NatWest Group's capital targets.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. Value in use is the present value of expected future cash flows from the CGU.

The recoverable amounts for all CGUs at 31 December 2023 were based on value in use, using management's latest five-year revenue and cost forecasts. These are discounted cash flow projections over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected growth of the CGUs (2022 and 2023 – 1.4%). The 2023 pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs: Retail Banking – 16% (2022 - 15.3%), Ring-Fenced Bank Commercial & Institutional – 16% (2022 - 15.3%), Private Banking – 16% (2022 - 15.3%), Cushon – 15.3% (2022 – nil), RBS International – 14.6% (2022 – 14%).

Notes to the consolidated financial statements continued

18 Other assets

Other assets are not financial assets and reflect a grouping of assets that are not large enough to present separately on the balance sheet.

	2023 £m	2022 £m
Interests in associates (1)	**668**	688
Property, plant and equipment (2)	**4,227**	4,240
Pension schemes in net surplus (Note 5)	**201**	318
Prepayments	**350**	340
Accrued income	**292**	327
Tax recoverable	**49**	279
Deferred tax (Note 7)	**1,894**	2,178
Acceptances	**575**	237
Other	**504**	569
Other assets	**8,760**	9,176

(1) Includes interest in Business Growth Fund £658 million (2022 - £677 million).
(2) The estimated useful lives of NatWest Group's property, plant and equipment are: freehold buildings and long leasehold 50 years, short leaseholds for unexpired period of lease, property adaptation costs 10 to 15 years, computer equipment up to 5 years and other equipment 4 to 15 years.

19 Other financial liabilities

Other financial liabilities consist of customer deposits designated at fair value and debt securities in issue.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

	2023 £m	2022 £m
Customer deposits - designated as at fair value through profit or loss	**1,280**	1,050
Debt securities in issue		
- MRELs	**21,660**	22,265
- Other medium term notes	**17,843**	16,419
- Commercial paper and certificates of deposit	**11,321**	5,672
- Covered bonds	**2,122**	2,842
- Securitisation	**863**	859
Total	**55,089**	49,107

Notes to the consolidated financial statements continued

20 Subordinated liabilities

Subordinated liabilities are debt securities that, in the event of winding up or bankruptcy, rank below other liabilities for interest payments and repayment.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

	2023 £m	2022 £m
Dated loan capital	**5,573**	5,968
Undated loan capital	**22**	173
Preference shares	**119**	119
	5,714	6,260

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Dated loan capital		First call date	Maturity date	Capital treatment	2023 £m	2022 £m
NatWest Group plc						
$2,250 million	5.125% notes	-	May-24	Tier 2	**418**	706
$2,000 million	6.000% notes	-	Dec-23	Tier 2	**-**	536
£1,000 million	3.622% notes	May-25	Aug-30	Tier 2	**985**	964
£1,000 million	2.105% notes	Aug-26	Nov-31	Tier 2	**1,000**	1,001
$1,000 million	6.100% notes	-	Jun-23	Tier 2	**-**	126
$850 million	3.032% notes	Aug-30	Nov-35	Tier 2	**541**	555
€750 million	1.043% notes	Jun-27	Sep-32	Tier 2	**652**	665
$750 million	3.754% notes	Nov-24	Nov-29	Tier 2	**592**	626
€700 million	5.763% notes	Nov-28	Feb-34	Tier 2	**636**	
£650 million	7.416% notes	Mar-28	Jun-33	Tier 2	**657**	641
					5,481	5,820
Other subsidiaries						
€170 million	Floating rate notes	-	Feb-41	Not applicable	**237**	223
$150 million	7.125% notes	-	Oct-93	Not applicable	**17**	18
€145.6 million	Floating rate notes	-	Apr-23	Tier 2	**-**	122
$136 million	7.750% notes	-	May-23	Not applicable	**-**	83
					5,735	6,266
Fair value hedging					**(162)**	(298)
					5,573	5,968

Notes to the consolidated financial statements continued

20 Subordinated liabilities continued

Undated loan capital		First call date	Maturity date	Capital treatment	2023 £m	2022 £m
Other subsidiaries						
£35 million	11.500% notes	Dec-22	-	Not applicable	**-**	72
£31 million	7.380% notes	-	-	Not applicable	**1**	2
€31 million	11.375% notes	-	-	Tier 2	**-**	48
£16 million	5.630% notes	Sep-26	-	Not applicable	**18**	18
£11 million	11.750% notes	-	-	Tier 2	**-**	25
£4.9 million	2.500% fixed notes	-	-	Not applicable	**3**	6
£1.1 million	SONIA + 2.827% notes	-	-	Tier 2	**-**	2
					22	173
Preference shares						
Other subsidiaries						
£140 million	Non-cumulative preference shares of £1	-	-	Not applicable	**119**	119
					119	119
Total					**5,714**	6,260

(1) Notes redeemed before call date as tax and regulatory benefits discontinued.

21 Other liabilities

Other liabilities are amounts due to third parties that are not financial liabilities including lease liabilities, amounts due for goods and services that have been received but not invoiced, tax due to HMRC, and retirement benefit liabilities. Liabilities which have a level of uncertainty regarding their timing or the future cost to settle them are included in other liabilities as provisions for liabilities and charges.

Other liabilities	2023 £m	2022 £m
Lease liabilities	**670**	1,118
Provisions for liabilities and charges	**990**	1,138
Retirement benefit liabilities (Note 5)	**99**	98
Accruals	**1,411**	1,407
Deferred income	**402**	355
Current tax	**332**	55
Deferred tax (Note 7)	**141**	227
Acceptances	**575**	237
Other liabilities (1)	**582**	711
Total	**5,202**	5,346

(1) Other liabilities include liabilities of disposal groups of £3 million (2022 - £15 million). Refer to Note 8 for further information.

Notes to the consolidated financial statements continued

21 Other liabilities continued

Provisions for liabilities and charges

	Customer redress £m	Litigation and other regulatory £m	Property £m	Commitments and guarantees £m	Other (1) £m	Total £m
At 1 January 2023	431	240	154	87	226	1,138
Expected credit loss impairment release	-	-	-	(9)	-	(9)
Currency translation and other movements	(5)	(9)	-	-	(6)	(20)
Charge to income statement	276	21	41	-	136	474
Release to income statement	(36)	(33)	(64)	-	(28)	(161)
Provisions utilised	(180)	(63)	(32)	-	(157)	(432)
At 31 December 2023	486	156	99	78	171	990

(1) Other materially comprises provisions relating to restructuring costs.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

For accounting policy information refer to Accounting policy 2.4.

Critical accounting policy: Provisions for liabilities

The key judgement is involved in determining whether a present obligation exists. There is often a high degree of uncertainty and judgement is based on the specific facts and circumstances relating to individual events in determining whether there is a present obligation. Judgement is also involved in estimation of the probability, timing and amount of any outflows. Where NatWest Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Estimates - Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably.

Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

- Customer redress: Provisions reflect the estimated cost of redress attributable to claims where it is determined that a present obligation exists.
- Litigation and other regulatory: NatWest Group is engaged in various legal proceedings, both in the UK and in overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, refer to Note 26.
- Property: This includes provision for contractual costs associated with vacant properties.
- Other provisions: These materially comprise provisions for onerous contracts and restructuring costs. Onerous contract provisions comprise an estimate of the costs involved in fulfilling the terms and conditions of contracts net of any expected benefits to be received. This includes provision for contractual costs associated with vacant properties. Redundancy and restructuring provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists.

Background information for all material provisions is given in Note 26.

Notes to the consolidated financial statements continued

22 Share capital and other equity

Share capital consists of ordinary shares and preference shares and is measured as the number of shares allotted and fully paid, multiplied by the nominal value of a share. Other equity includes paid-in equity, merger reserve, capital redemption reserve and own shares held.

For accounting policy information refer to Accounting policy 3.10.

			Number of shares	
	2023	2022	**2023**	2022
Allotted, called up and fully paid	**£m**	£m	**000s**	000s
Ordinary shares of £1.0769 (1)	**9,683**	10,539	**8,991,737**	9,786,024
Cumulative preference shares of £1	**0.5**	0.5	**483.0**	483.0

(1) The nominal value of ordinary shares without rounding is £1.076923076923077 per share.

Movement in allotted, called up and fully paid ordinary shares	£m	Number of shares 000s
At 1 January 2022	**11,468**	**11,467,982**
Share cancellation	**(929)**	**(929,188)**
Share consolidation	**-**	**(752,770)**
At 31 December 2022	**10,539**	**9,786,024**
Share cancellation	**(856)**	**(794,287)**
At 31 December 2023	**9,683**	**8,991,737**

Ordinary shares

There is no authorised share capital under the company's constitution. At 31 December 2023, the directors had authority granted at the 2023 Annual General Meeting (AGM) to issue up to £520,573,270 nominal of ordinary shares other than by pre-emption to existing shareholders.

On-market purchases

At the AGM in 2022, shareholders authorised the company to make market purchases of up to 1,122,905,024 ordinary shares. The authority was amended at the General Meeting held on 25 August 2022 to preserve the position as if the August 2022 share consolidation had not taken place.

The directors used the authority obtained at the 2022 AGM (2022 Authority) to carry out a share buyback programme (Programme) of up to £800 million, as announced to the market on 17 February 2023. The Programme's purpose is to reduce the ordinary share capital of NatWest Group. The maximum number of ordinary shares that could be purchased under the Programme was 966,284,391. This number reflects the impact on the 2022 Authority of the reduction in issued share capital following the off-market buyback announced on 28 March 2022.

The Programme commenced on 20 February 2023 and completed on 16 June 2023.

The company purchased 301,380,053 ordinary shares (nominal value £324,563,134) at an average price of 265.4456 pence per ordinary share, for the total consideration of £799,999,997.76. All of the purchased ordinary shares were cancelled, representing 3.16% of the company's issued ordinary share capital. At the AGM in 2023, shareholders renewed the authority for the company to make market purchases of up to 966,778,930 ordinary shares.

The directors used the authority obtained at the 2023 AGM (2023 Authority) to carry out a Programme of up to £500 million, as announced to the market on 28 July 2023. The maximum number of ordinary shared that can be purchased under the Programme is 919,858,922. This number reflects the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023.

The Programme commenced on 31 July 2023 and will end no later than 14 March 2024. As at 31 December 2023 158,956,435 ordinary shares (nominal value £171,183,853) had been purchased by the company at an average price of 217.6375 pence per ordinary share for the total consideration of £345,948,738. All of the purchased ordinary shares were cancelled, representing 1.75% of the company's issued ordinary share capital.

Shareholders will be asked to renew the authority for the company to make market purchases of ordinary shares at the AGM in 2024.

Off-market purchases

At a General Meeting held on 6 February 2019, shareholders approved a special resolution authorising the company to make off-market purchases of up to 4.99% of its issued ordinary share capital in any 12-month period from HMT (or its nominee). Full details are set out in the Circular and Notice of General Meeting available at natwestgroup.com. Amendments to the Directed Buyback Contract were approved by the shareholders at a General Meeting on 25 August 2022. The authority for the company to make off-market purchases of its ordinary shares from HMT (or its nominee) under the terms of the Directed Buyback Contract was renewed at the AGM in 2023.

The company used the authority obtained at the 2023 AGM to make an off-market purchase of 469,200,081 ordinary shares (nominal value £505,292,395) in the company from HMT on 22 May 2023, at a price of 268.4 pence per ordinary share for the total consideration of £1,259,333,017, representing 4.95% of the company's issued ordinary share capital. The company cancelled 336,200,081 of the purchased ordinary shares and transferred the remaining 133,000,000 ordinary shares to own shares held.

Notes to the consolidated financial statements continued

22 Share capital and other equity continued

Shareholders will be asked to renew the authority for the company to make off-market purchases of its ordinary shares from HMT (or its nominee) at the AGM in 2024.

Dividends

In 2023 NatWest Group paid an interim dividend of £491 million, or 5.5 pence per ordinary share (2022 – £364 million, or 3.5 pence per ordinary share).

The company has announced that the directors have recommended a final dividend of £1.0 billion, or 11.5 pence per ordinary share (2022 – £1.0 billion, or 10.0 pence per ordinary share). The final dividend recommended by directors is subject to shareholders' approval at the AGM on 23 April 2024. If approved, payment will be made on 29 April 2024 to shareholders on the register at the close of business on 15 March 2024. The ex-dividend date will be 14 March 2024.

Cumulative preference shares

At the AGM in 2023, shareholders renewed the authority for the company to make an off-market purchase of its preference shares. Shareholders will be asked to renew the authority at the AGM in 2024.

Other equity

	2023 £m	2022 £m	2021 £m
Additional Tier 1 notes			
US$1.15 billion 8.000% notes callable August 2025 (1)	**735**	735	735
US$1.50 billion 6.000% notes callable December 2025 - June 2026 (2)	**1,220**	1,220	1,220
GBP£1.00 billion 5.125% notes callable May - November 2027 (3)	**998**	998	998
GBP£0.40 billion – March 2028 callable (4)	**399**	399	399
US$0.75 billion – June 2031 callable (5)	**538**	538	538
	3,890	3,890	3,890

(1) Issued in August 2015. In the event of conversion, converted into ordinary shares at a price of $3.314 per share.
(2) Issued in June 2020. In the event of conversion, converted into ordinary shares at a price of $2.191 (translated at applicable exchange rate) per share.
(3) Issued in November 2020. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(4) Issued in March 2021. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(5) Issued in June 2021. In the event of conversion, converted into ordinary shares at a price of $2.462 (translated at applicable exchange rate) per share.

Paid-in equity - comprises equity instruments issued by the company other than those legally constituted as shares.

Additional Tier 1 instruments issued by NatWest Group plc having the legal form of debt are classified as equity under IFRS. The coupons on these instruments are non-cumulative and payable at the company's discretion. In the event NatWest Group's CET1 ratio falls below 7% any outstanding instruments will be converted into ordinary shares at a fixed price.

Capital recognised for regulatory purposes cannot be redeemed without Prudential Regulation Authority consent. This includes ordinary shares, preference shares and additional Tier 1 instruments.

Merger reserve - the merger reserve comprises the premium on shares issued to acquire NatWest Bank Plc less goodwill amortisation charged under previous GAAP.

Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company's profits, the amount by which the company's issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company's paid up share capital. The nominal value of the shares bought back from HMT in March 2023 and via the Programme during 2023 have been transferred to the Capital redemption reserve.

Own shares held - at 31 December 2023, 12 million ordinary shares of £1.0769 each of the company (2022 - 13 million) were held by employee share trusts in respect of share awards and options granted to employees. During 2023, the employee share trusts purchased no ordinary shares and delivered 1 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. The company retains the flexibility to use newly issued shares, shares purchased by the NatWest Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans. The company does not use performance conditions or targets based on earnings per share (EPS), total shareholder return (TSR), and net asset value (NAV) in connection with its employee share plans.

As part of the shares bought back from HMT in March 2021 and May 2023, the company transferred 200 million ordinary shares and 133 million ordinary shares, respectively, to own shares held. The company has used a total of 146 million treasury shares to satisfy the exercise of options and the vesting of share awards under the employee share plans. The balance of ordinary shares held in treasury as at 31 December 2023 was 187 million.

NatWest Group plc optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the company or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

UK law prescribes that only the reserves of the company are taken into account for the purpose of making distributions and in determining permissible applications of the share premium account.

23 Structured entities

A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose. They do not carry out a business or trade and typically have no employees.

Securitisations

In a securitisation, assets, or interests in a pool of assets, are transferred, or the credit risk is transferred via a derivative or financial guarantee to a SE which then issues liabilities to third party investors.

NatWest Group's involvement in client securitisations takes a number of forms. It may provide secured finance to, or purchase asset-backed notes from, client sponsored SEs secured on assets transferred by the client entity; purchase asset backed securities issued by client sponsored SEs in the primary or secondary markets; or provide liquidity facilities to client sponsored SEs. In addition, NatWest Group arranges or acts as lead manager or placement agent in client primary markets securitisations. NatWest Group provides portfolio structured derivative hedging solutions to clients. NatWest Group undertakes own-asset securitisations to transfer the credit risk on portfolios of financial assets.

Other credit risk transfer securitisations

NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a SE. As part of this, NatWest Group enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2023, debt securities in issue by such SEs (and held by third parties) were £863 million (2022 - £859 million). The associated loans and mortgages at 31 December 2023 were £2,687 million (2022 - £4,361 million).

At 31 December, ECL in relation to non-defaulted assets was reduced by £11 million (2022 - £20 million) as a result of financial guarantee contracts with consolidated SEs.

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. NatWest Group retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by NatWest Group and the related covered bonds included within other financial liabilities. At 31 December 2023, £11,067 million (2022 - £8,156 million) of loans to customers provided security for debt securities in issue and other borrowing of £3,619 million (2022 - £4,132 million).

Lending of own issued securities

NatWest Group has issued, retained, and lent debt securities under securities lending arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction. NatWest Group retains all of the risks and rewards of own issued liabilities lent under such arrangements and does not recognise them. At 31 December 2023, £2,312 million (2022 - £2,419 million) of secured own issued liabilities have been retained and lent under securities lending arrangements. At 31 December 2023, £2,414 million (2022 - £2,244 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending arrangements.

Unconsolidated structured entities

The term 'unconsolidated structured entities' refers to structured entities not controlled by NatWest Group, and which are established either by NatWest Group or a third party. An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns for NatWest Group arising from the performance of the entity. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to NatWest Group, provision of lending and loan commitments, financial guarantees and investment management agreements. NatWest Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide risk management services and for specific investment opportunities. Structured entities may take the form of funds, trusts, partnerships, securitisation vehicles, and private investment companies. NatWest Group considers itself to be the sponsor of a structured entity where it is primarily involved in the set up and design of the entity and where NatWest Group transfers assets to the entity, markets products associated with the entity in its own name, and/or provides guarantees in relation to the performance of the entity.

The nature and extent of NatWest Group's interests in structured entities is summarised in the following table.

Notes to the consolidated financial statements continued

23 Structured entities continued

	2023			2022		
	Asset-backed securitisation vehicles £m	Investment funds and other £m	Total £m	Asset-backed securitisation vehicles £m	Investment funds and other £m	Total £m
Assets						
Trading assets	**303**	**311**	**614**	616	137	753
Derivatives	**134**	**-**	**134**	343	-	343
Loans to customers	**2,701**	**999**	**3,700**	2,431	648	3,079
Other financial assets	**13,096**	**1,062**	**14,158**	6,334	849	7,183
Total	**16,234**	**2,372**	**18,606**	9,724	1,634	11,358
Liabilities						
Derivatives	**213**	**17**	**230**	388	22	410
Total	**213**	**17**	**230**	388	22	410
Off balance sheet						
Liquidity facilities/loan commitments	**1,873**	**396**	**2,269**	1,723	320	2,043
Guarantees	**-**	**127**	**127**	-	107	107
Total	**1,873**	**523**	**2,396**	1,723	427	2,150
Maximum exposure	**17,894**	**2,878**	**20,772**	11,059	2,039	13,098

24 Asset transfers

This note provides an overview of assets that have been transferred but where the NatWest Group retains substantially all the risks and rewards of the transferred assets and therefore continues to recognize them on its balance sheet.

Transfers that do not qualify for derecognition

NatWest Group enters into securities repurchase, lending and total return transactions in accordance with normal market practice which includes the provision of additional collateral if necessary. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions and transactions with the substance of securities repurchase agreements are not derecognised if NatWest Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such transactions included on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

The following assets have failed derecognition (1)	2023 £m	2022 £m
Trading assets	**7,907**	6,668
Loans to bank - amortised cost	**10**	16
Loans to customers - amortised cost	**281**	398
Other financial assets	**8,764**	2,901
Total	**16,962**	9,983

(1) Associated liabilities were £16,522 million (2022 – £9,501 million).

Assets pledged as collateral

NatWest Group pledges collateral with its counterparties in respect of derivative liabilities, bank and stock borrowings and other transactions.

Assets pledged against liabilities	2023 £m	2022 £m
Trading assets	**10,976**	15,062
Loans to banks - amortised cost	**63**	66
Loans to customers - amortised cost	**21,611**	17,493
Other financial assets (1)	**6,506**	3,351
Total	**39,156**	35,972

(1) Includes assets pledged for pension derivatives and £482 million of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.

As part of the covered debt programme £11,067 million of loans to customers and other debt instruments (2022 – £8,156 million) have been transferred to bankruptcy remote limited liability partnerships within the NatWest Group to provide collateral for issues of debt securities and other borrowing by the NatWest Group of £3,619 million (2022 – £4,132 million). Refer to Note 23.

Notes to the consolidated financial statements continued

25 Capital resources

NatWest Group's regulatory capital is assessed against minimum requirements that are set out under the UK Capital Requirements Regulation to determine the strength of its capital base. This note shows a reconciliation of shareholders' equity to regulatory capital.

	2023 £m	2022 £m
Shareholders' equity (excluding non-controlling interests)		
Shareholders' equity	**37,157**	36,488
Other equity instruments	**(3,890)**	(3,890)
	33,267	32,598
Regulatory adjustments and deductions		
Own credit	**(10)**	(58)
Defined benefit pension fund adjustment	**(143)**	(227)
Cash flow hedging reserve	**1,899**	2,771
Deferred tax assets	**(979)**	(912)
Prudential valuation adjustments	**(279)**	(275)
Goodwill and other intangible assets	**(7,614)**	(7,116)
Foreseeable ordinary dividends	**(1,013)**	(967)
Adjustment for trust assets (1)	**(365)**	(365)
Foreseeable charges	**(525)**	(800)
Adjustment under IFRS 9 transitional arrangements	**202**	361
Insufficient coverage for non-performing exposures	**-**	(18)
	(8,827)	(7,606)
CET1 capital	**24,440**	24,992
Additional Tier 1 (AT1) capital		
Qualifying instruments and related share premium	**3,875**	3,875
AT1 capital	**3,875**	3,875
Tier 1 capital	**28,315**	28,867
Qualifying Tier 2 capital		
Qualifying instruments and related share premium	**5,189**	4,953
Qualifying instruments issued by subsidiaries and held by third parties	**-**	82
Other regulatory adjustments	**128**	18
Tier 2 capital	**5,317**	5,053
Total regulatory capital	**33,632**	33,920

(1) Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution. Refer Notes 5 and 33.

It is NatWest Group policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios should be not less than 8% with a Common Equity Tier 1 component of not less than 4.5%. NatWest Group has complied with the PRA's capital requirements throughout the year.

A number of subsidiaries and sub-groups within NatWest Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of NatWest Group to lend money to other members of NatWest Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

Notes to the consolidated financial statements continued

26 Memorandum items

Contingent liabilities and commitments

NatWest Group provides its customers with a variety of services to support their businesses, such as guarantees. These are reported as commitments. Contingent liabilities are possible obligations dependent on a future event or present obligations which are either not probable or cannot be measured reliably.

For accounting policy information refer to Accounting policy 2.4.

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2023. Although NatWest Group is exposed to credit risk in the event of a customer's failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group's expectation of future losses.

	2023 £m	2022 £m
Contingent liabilities and commitments		
Guarantees	**2,810**	3,150
Other contingent liabilities	**1,380**	1,855
Standby facilities, credit lines and other commitments	**115,441**	121,576
Total	**119,631**	126,581

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. NatWest Group's maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to NatWest Group's normal credit approval processes.

Guarantees – NatWest Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that NatWest Group will meet a customer's specified obligations to a third party if the customer fails to do so. The maximum amount that NatWest Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. NatWest Group expects most guarantees it provides to expire unused.

Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Standby facilities and credit lines - under a loan commitment, NatWest Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by NatWest Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2023 £m	2022 £m
Capital expenditure on property, plant and equipment	**38**	8
Contracts to purchase goods or services (1)	**1,121**	677
	1,159	685

(1) Of which due within 1 year: £379 million (2022 – £321 million).

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, NatWest Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NatWest Group's financial statements. NatWest Group earned fee income of £264 million (2022 - £266 million; 2021 - £280 million) from these activities.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

Notes to the consolidated financial statements continued

Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows for both Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 21 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group's litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 439 to 441.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several purported class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR and involving NatWest Group companies, are part of a co-ordinated proceeding in the SDNY. The class actions include claims on behalf of persons who purchased LIBOR-linked instruments from defendants, bonds issued by defendants, persons who transacted futures and options on exchanges, and lenders who made LIBOR-based loans. The coordinated proceeding is currently in the discovery phase. NatWest Group companies' previously disclosed settlement of a class action on behalf of bondholder plaintiffs has received final court approval. The amount of the settlement was covered by an existing provision.

The non-class claims filed in the SDNY include claims that the FDIC is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The trial is currently anticipated to commence in Q1 2026.

In addition to the USD LIBOR cases described above, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal. The SDNY's dismissal of another class action, which related to Euroyen TIBOR futures contracts, was affirmed by the United States Court of Appeals for the Second Circuit (US Court of Appeals) in October 2022. The plaintiffs filed a petition with the United States Supreme Court seeking review of the dismissal, but that petition was denied in October 2023.

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs' appeals in those two cases remain pending.

Litigation and regulatory matters continued

NWM Plc's previously disclosed settlement of a class action relating to Swiss Franc LIBOR has received final court approval. The settlement amount has been paid by NWM Plc and was covered in full by an existing provision.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint. The plaintiffs filed an amended complaint but in October 2023, the district court dismissed that complaint as well, and indicated that further amendment would not be permitted. The plaintiffs have commenced an appeal to the United States Court of Appeals for the Ninth Circuit which is currently pending.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel's Supreme Court in respect of the dismissal of the substantive case against banks that had a presence in Israel.

Foreign exchange litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc's foreign exchange (FX) business.

An FX-related class action, on behalf of 'consumers and end-user businesses', was proceeding in the SDNY against NWM Plc and others. In March 2023, the court granted summary judgment in favour of the defendants, dismissing the plaintiffs' claims. The plaintiffs have commenced an appeal of that decision as well as a prior decision denying class certification in the case.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as 'other cartel participants', but are not respondents. The claim was served in June 2019 and NWM Plc filed its defence in March 2022.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants, and the subject of an application for judicial review.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT's decision. The case has been remitted to the CAT for further case management and the banks have sought permission to appeal directly to the UK Supreme Court.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. The applicants have sought the court's permission to amend their motions to certify the class actions. NWM Plc has filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision and the defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, including claims brought on behalf of the parties represented by the claimant that are domiciled in the Netherlands.

In September 2023, second summonses were served by Stichting FX Claims on NWM N.V., NatWest Group plc and NWM Plc, for claims on behalf of a new group of parties that have now been brought before the district court in Amsterdam. The summonses seek declarations from the Dutch court concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Notes to the consolidated financial statements continued

Litigation and regulatory matters continued

Government securities antitrust litigation

NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to the plaintiffs. In March 2022, the SDNY dismissed the complaint, without leave to re-plead. In February 2024, the US Court of Appeals affirmed the SDNY's decision dismissing the complaint.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by various European central banks (European government bonds or EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold EGBs. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. Previously, in March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI on the ground that the complaint's conspiracy allegations were insufficient. However, in September 2023, the SDNY ruled that new allegations which plaintiffs have included in an amended complaint are sufficient to bring those NatWest entities back into the case as defendants.

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete. In December 2023, the SDNY denied the plaintiffs' motion for class certification. The plaintiffs have filed a petition requesting that the US Court of Appeals review the denial of class certification.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers, in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity. As a result, the case entered the discovery phase as against the non-dismissed defendants. In January 2024, the SDNY issued an order barring the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

Odd lot corporate bond trading antitrust litigation

In October 2021, the SDNY granted the defendants' motion to dismiss the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The plaintiffs have filed an appeal.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc's December 2021 spoofing-related guilty plea (described below under "US investigations relating to fixed-income securities") and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they will now proceed in the bankruptcy court, where they have been consolidated into one action, subject to NWM N.V.'s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action and such motion was denied in March 2023. As a result, the case has now entered the discovery phase.

EUA trading litigation

NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the 'Liquidated Companies') and their respective liquidators (together, 'the Claimants'). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be VAT defaulting traders within (or otherwise connected to) EUA supply chains of which NWM Plc was a party. In March 2020, the court held that NWM Plc and Mercuria Energy Europe Trading Limited ('Mercuria') were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009.

Notes to the consolidated financial statements continued

Litigation and regulatory matters continued

In October 2020, the High Court quantified total damages against NWM Plc and Mercuria at £45 million plus interest and costs, and permitted the defendants to appeal to the Court of Appeal. In May 2021 the Court of Appeal set aside the High Court's judgment and ordered that a retrial take place before a different High Court judge. In January 2024, NWM Plc entered into an agreement to resolve the claim against it. The settlement amount paid by NWM Plc was covered in full by an existing provision.

Offshoring VAT assessments

HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay £143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of separate cases involving other banks.

US Anti-Terrorism Act litigation

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court's dismissal of this case. The plaintiffs filed a petition with the United States Supreme Court seeking review of the dismissal of their claims and that petition was denied in October 2023. It is anticipated that the plaintiffs will file a motion to re-open the case to assert aiding and abetting claims that they previously did not assert. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a Sovereign Wealth Fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court's jurisdiction to hear the claim. Before that application was heard, in April 2023, the claimant filed a notice of discontinuance of its claim against certain defendants including Coutts & Co Ltd. The claimant subsequently indicated that it intended to issue further replacement proceedings. Coutts & Co Ltd challenged the claimant's ability to take that step. In August 2023, the court disallowed the discontinuation of the claim by the claimant (a decision that the claimant has appealed) and directed that the application by Coutts & Co Ltd challenging the validity of the proceedings should proceed to a hearing, which took place in February 2024. Judgment is awaited.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters (including investigations and customer redress programmes)

NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes.

NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

Notes to the consolidated financial statements continued

Litigation and regulatory matters continued

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation scheduled to end in December 2024. The plea agreement also imposes an independent corporate monitor. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 439 to 441.

RBSI inspection report and referral to enforcement

Following an inspection by the Isle of Man Financial Services Authority (IOMFSA) in 2021 into The Royal Bank of Scotland International Limited's (RBSI's) compliance with the Financial Services Rule Book 2016, the Anti-Money Laundering and Countering the Financing of Terrorism Code 2015 (the "2015 Code") and the Anti-Money Laundering and Countering the Financing of Terrorism Code 2019, RBSI and the IOMFSA entered into a settlement agreement in February 2024 with an agreed public statement that RBSI had contravened paragraph 7 of the 2015 Code. RBSI did not complete its updated Customer Risk Assessment process following the introduction of the 2015 Code until 2018, resulting in 2,239 non-personal customers (on-boarded to its Isle of Man branches between 2015 and 2018, and not rated as high risk) being on-boarded using Customer Risk Assessments in line with earlier legislation. This constituted less than 3% of the total customer population of the Isle of Man branches. RBSI was fined £1.0 million (after a discount for co-operation), which was covered in full by an existing provision.

RBSI reliance regime and referral to enforcement

In January 2023, the Jersey Financial Services Commission notified RBSI that it had been referred to its Enforcement Division in relation to RBSI's operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables the bank to rely on regulated third parties for specific due diligence information.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group's past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person's review has concluded and, after discussion with the FCA, NatWest Group is undertaking additional review / remediation work.

Reviews into customer account closures

In July 2023, NatWest Group plc commissioned an independent review by the law firm Travers Smith LLP into issues that had arisen from treatment of a customer in connection with an account closure decision that attracted significant public attention and certain related interactions with the media. NatWest Group plc has received reports in connection with that review (and in October and December 2023 published summaries of the key findings and recommendations).

In addition, NatWest Group plc is conducting internal reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities, including with respect to customer account closures.

The FCA is conducting supervisory work into how the governance, systems and controls of NatWest Group and Coutts & Company are working, to identify and address any significant shortcomings.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation process has now largely concluded, although certain cases remain outstanding.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters and a provision was recognised. UBIDAC was granted leave to appeal that decision and an appeal hearing has been scheduled to take place in the Court of Appeal.

Other customer remediation in Ulster Bank Ireland DAC

UBIDAC has identified other legacy issues leading to the establishment of remediation requirements and progress is ongoing to conclude activities.

Notes to the consolidated financial statements continued

27 Non-cash and other items

This note shows non-cash items adjusted for in the cash flow statement and movement in operating assets and liabilities.

	2023 £m	2022 £m	2021 £m
Impairment losses/(releases)	**572**	266	(1,335)
Depreciation and amortisation	**934**	833	923
Change in fair value taken to profit or loss of other financial assets	**(584)**	1,267	1,771
Change in fair value taken to profit or loss on other financial liabilities and subordinated liabilities	**831**	(2,400)	(1,083)
Foreign exchange recycling (gains)/losses	**(484)**	(5)	10
Elimination of foreign exchange differences	**312**	10	2,446
Income receivable on other financial assets	**(1,415)**	(585)	(378)
Loss/(profit) on sale of other financial assets	**44**	172	(118)
Profit on sale of subsidiaries and associates	**-**	-	(48)
Share of loss/(profit) of associates	**9**	30	(216)
Loss on sale of other assets and net assets and liabilities	**125**	154	23
Interest payable on MRELs and subordinated liabilities	**1,352**	1,103	964
(Gain)/loss on redemption of own debt	**(3)**	161	145
Charges and releases on provisions	**313**	248	478
Change in fair value of cash flow hedges	**1,021**	(304)	(161)
Other non-cash items	**59**	48	(13)
Defined benefit pension schemes	**122**	205	215
Non-cash and other items	**3,208**	1,203	3,623
Change in operating assets and liabilities			
Change in trading assets	**327**	14,991	7,751
Change in derivative assets	**20,826**	3,621	59,697
Change in settlement balance assets	**(4,659)**	(431)	156
Change in loans to banks	**752**	(202)	(252)
Change in loans to customers	**(15,626)**	(7,628)	2,721
Change in other financial assets	**132**	(328)	(128)
Change in other assets	**(213)**	(255)	(57)
Change in assets of disposal groups	**412**	(4,117)	(9,015)
Change in bank deposits	**1,749**	(5,838)	5,673
Change in customer deposits	**(18,964)**	(29,492)	48,071
Change in settlement balance liabilities	**4,633**	(56)	(350)
Change in trading liabilities	**828**	(11,790)	(7,658)
Change in derivative liabilities	**(21,652)**	(6,788)	(59,870)
Change in other financial liabilities	**6,564**	989	938
Change in notes in circulation	**19**	171	392
Change in other liabilities	**(807)**	(1,294)	(1,463)
Change in operating assets and liabilities	**(25,679)**	(48,447)	46,606

Notes to the consolidated financial statements continued

28 Analysis of the net investment in business interests and intangible assets

This note shows cash flows relating to obtaining or losing control of associates or subsidiaries and net assets and liabilities purchased and sold. These cash flows are presented as investing activities on the cash flow statement.

	2023 £m	2022 £m	2021 £m
Fair value given for business acquired	**(139)**	-	-
Acquisition of interest in associates	**-**	(1)	-
Additional investment in associates	**(5)**	-	(51)
Net assets and liabilities purchased	**-**	-	(3,128)
Net outflow of cash in respect of acquisitions	**(144)**	(1)	(3,179)
Disposal of net assets and liabilities	**5,560**	6,270	114
(Loss)/profit on disposal of net assets and liabilities	**(87)**	(106)	55
Net inflow of cash in respect of disposals	**5,473**	6,164	169
Dividends received from associate	**16**	-	-
Net cash expenditure on intangible assets	**(744)**	(743)	(479)
Net inflow/(outflow) of cash	**4,601**	5,420	(3,489)

Notes to the consolidated financial statements continued

29 Analysis of changes in financing during the year

This note shows cash flows and non-cash movements relating to the financing activities of the Group. These activities reflect movements in share capital, share premium, paid-in equity, subordinated liabilities and MRELs.

	Share capital, share premium, and paid-in equity			Subordinated liabilities			MRELs		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	**15,590**	16,519	18,239	**6,260**	8,429	9,962	**22,265**	23,423	20,873
Issue of paid-in equity	**-**	-	937						
Issue of subordinated liabilities				**611**	648	1,634			
Issue of MRELs							**3,973**	3,721	3,383
Redemption of subordinated liabilities				**(1,250)**	(3,693)	(4,765)			
Interest paid on subordinated liabilities				**(439)**	(374)	(321)			
Maturity and redemption of MRELs							**(4,236)**	(4,992)	-
Interest paid on MRELs							**(844)**	(703)	(647)
Net cash flows from financing activities	**-**	-	937	**(1,078)**	(3,419)	(3,452)	**(1,107)**	(1,974)	2,736
Ordinary shares issued	**-**	-	87						
Shares repurchased	**(856)**	(929)	(698)						
Effects of foreign exchange				**(166)**	597	(18)	**(987)**	1,889	(190)
Changes in fair value of subordinated liabilities and MRELs				**230**	(594)	(434)	**601**	(1,806)	(649)
Preference shares reclassified to subordinated liabilities				**-**	750	-			
Paid-in equity reclassified to subordinated liabilities	**-**	-	(2,046)	**-**	-	1,915			
(Gain)/loss on redemption of own debt				**(3)**	161	145		-	-
Interest payable on subordinated liabilities and MRELs				**464**	370	311	**888**	733	653
Other	**-**	-	-	**7**	(34)	-	**-**	-	-
At 31 December	**14,734**	15,590	16,519	**5,714**	6,260	8,429	**21,660**	22,265	23,423

Notes to the consolidated financial statements continued

30 Analysis of cash and cash equivalents

Non-cash and other add back items and movements in operating assets and liabilities are adjusted for in the cash flow statement. Loans to banks and treasury bills with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

	2023	2022	2021
	£m	£m	£m
Cash and balances at central banks	**104,262**	144,832	177,757
Trading assets	**8,851**	8,551	7,137
Other financial assets	**139**	19	16
Loans to banks (1)	**5,572**	5,047	5,796
Cash and cash equivalents	**118,824**	158,449	190,706

(1) Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £4,434 million (2022 - £4,895 million; 2021 - £4,293 million).

Certain members of NatWest Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. NatWest Markets N.V. had mandatory reserve deposits with De Nederlandsche Bank N.V. of €132 million (2022 - €64 million, 2021 - €60 million). The Royal Bank of Scotland International Limited had balances with Central Bank of Luxembourg of £135 million (2022 - £108 million, 2021 - £123 million).

Notes to the consolidated financial statements continued

31 Directors' and key management remuneration

Directors and key management are remunerated for services rendered in the period. The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the directors' remuneration report. Details of the remuneration received by each director are also given in the directors' remuneration report.

Key management comprises members of the NatWest Group plc and NWH Ltd Boards, members of the NatWest Group plc and NWH Ltd Executive Committees, and the Chief Executives of NatWest Markets Plc and RBS International (Holdings) Limited. This is on the basis that these individuals have been identified as Persons Discharging Managerial Responsibilities of NatWest Group plc under the new governance structure.

Directors' remuneration	2023 £000	2022 £000
Non-executive directors emoluments	1,574	1,685
Chairman and executive directors emoluments	6,408	5,804
	7,982	7,489
Amounts receivable under long-term incentive plans and share option plans	2,708	542
Total	10,690	8,031

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2023 £000	2022 £000
Short-term benefits	21,098	22,175
Post-employment benefits	741	732
Share-based payments	7,264	2,547
	29,103	25,454

Short term benefits include benefits expected to be settled wholly within twelve months of balance sheet date. Post-employment benefits include defined benefit contributions for active members and pension funding to support contributions to the defined contribution schemes. Share-based payments include awards vested under rewards schemes.

32 Transactions with directors and key management

This note presents information relating to any transactions with directors and key management. Key management comprises directors of the company and Persons Discharging Managerial Responsibilities (PDMRs) of NatWest Group plc.

For the purposes of IAS 24 Related party disclosures, key management comprises directors of the company and PDMRs of NatWest Group plc. Key management have banking relationships with NatWest Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Amounts in the table below are attributed to each person at their highest level of NatWest Group key management, and relate to those who were key management at any time during the financial period.

	At 31 December	
	2023 £000	2022 £000
Loans to customers - amortised cost	11,406	12,137
Customer deposits	55,254	47,866

At 31 December 2023, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group, as defined in UK legislation, were £8,397,763 in respect of loans to 9 persons who were directors of the company at any time during the financial period.

Notes to the consolidated financial statements continued

33 Related parties

A related party is a person or entity that is related to the entity that is preparing its financial statements. This includes subsidiaries, associates, joint ventures, post-employment benefits plans, Key management personnel and their close family members and entities controlled by them. Transactions between an entity and any related party are disclosed in the financial statements in accordance with both accounting standards and relevant listing rules to ensure readers are aware of how financial statements may be affected by these transactions.

UK Government

UK Government through HM Treasury is the controlling shareholder of NatWest Group plc as per UK listing rules. The UK Government's shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. At 31 December 2023 HM Treasury's holding in the company's ordinary shares was 37.97%. As a result the UK Government and UK Government-controlled bodies are related parties of the Group.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax (Note 7) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy Note 3) and FSCS levy (Note 26) - together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of NatWest Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.382% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.

NatWest Group provides guarantees for certain subsidiaries, liabilities to the Bank of England.

Other Related Parties

In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

The primary financial statements of the parent company include transactions and balances with its subsidiaries which have been further disclosed in the relevant notes.

Associates, joint ventures (JVs) and equity investments

In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interest are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

Amounts included in the NatWest Group financial statements, in aggregate, by category of related party are as follows:

	Associates and Joint Ventures	Equity Shares (1)	Total
31 December 2023	£m	£m	£m
Investments	**668**	**145**	**813**
Loans to customers - amortised cost	**-**	**13**	**13**
Customer deposits	**2**	**10**	**12**
Settlement balances	**-**	**-**	**-**
Other comprehensive income	**-**	**(8)**	**(8)**
Other operating income	**(11)**	**-**	**(11)**
31 December 2022			
Investments	688	149	837
Loans to customers - amortised cost	-	-	-
Customer deposits	1	4	5
Settlement balances	-	34	34
Other comprehensive income	-	11	11
Other operating income	(30)	-	(30)

(1) Represents investments in entities where ownership is more than 10%

33 Related parties continued

Post employment benefits

NatWest Group recharges NatWest Group Pension Fund with the cost of pension management services incurred by it. NatWest Group Pension Fund holds bank accounts held with the NatWest Group plc. At 31 December 2023 these balances amounted to £36.2 million (2022 - £61.7 million).

NatWest Group Pension fund also holds certain interest rate swaps, inflation swaps, credit derivatives, cross currency swaps and forward exchange rate agreements where subsidiaries of NatWest Group act as counterparties. These transactions are on commercial terms and carried out on an arms-length basis.

During February 2023, NatWest Group has entered into an agreement to establish a new legal structure to hold assets, consolidated on NatWest Group's balance sheet, to meet potential future contributions required by the Main section of the Group' Pension Fund. This transaction required transfer of £471 million to the Reservoir Trust after the final dividend for 2022 approved by shareholders. This transaction does not create a pension liability with the Main section of the Group Pension Fund. Refer to details in Note 5 and in Material contracts information on page 444.

34 Post balance sheet events

A post balance sheet event is an event that takes place between the reporting date and the date of approval of the financial statements. Significant events are included in the financial statements either to provide new information about conditions that existed at 31 December 2023 (reporting date), including estimates used to prepare the financial statements (known as an adjusting event) or to provide new information about conditions that did not exist at 31 December 2023 (non-adjusting events). This note provides information relating to material non-adjusting events.

As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 63.9 million shares since December 2023 for a total consideration (excluding fees) of £136.9 million.

Other than as disclosed in the accounts, there have been no other significant events subsequent to 31 December 2023 which would require a change or additional disclosure.

Parent company financial statements and notes

Balance sheet as at 31 December 2023

	Note	2023 £m	2022 £m
Assets			
Derivatives with subsidiaries		**458**	827
Amounts due from subsidiaries	4	**24,192**	25,981
Investments in Group undertakings	8	**52,592**	52,816
Other assets		**83**	42
Total assets		**77,325**	79,666
Liabilities			
Amounts due to subsidiaries	4	**117**	30
Derivatives		**937**	1,380
Other financial liabilities		**21,767**	22,229
Subordinated liabilities	7	**5,481**	5,820
Other liabilities		**88**	95
Total liabilities		**28,390**	29,554
Owners' equity		**48,935**	50,112
Total liabilities and equity		**77,325**	79,666

Owners' equity of NatWest Group plc as at 31 December 2023 includes the profit for the year of £2,842 million (2022 - £8,111 million).

As permitted by section 408(3) of the Companies Act 2006, the primary financial statements of the company do not include an income statement or a statement of comprehensive income.

The accompanying notes on pages 393 to 406 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 15 February 2024 and signed on its behalf by:

Howard Davies
Chairman

John-Paul Thwaite
Group Chief Executive Officer

Katie Murray
Group Chief Financial Officer

NatWest Group plc
Registered No. SC45551

Parent company financial statements and notes continued

Statement of changes in equity for the year ended 31 December 2023

	Share capital and share premium £m	Paid-in equity £m	Other statutory reserves (6) £m	Retained earnings £m	Other reserves Cash flow hedging £m	Total equity £m
At 1 January 2023	**11,700**	**3,875**	**1,388**	**33,134**	**15**	**50,112**
Profit attributable to ordinary shareholders and other equity owners				**2,842**		**2,842**
Other comprehensive income						
Amounts recognised in equity					**(6)**	**(6)**
Amount transferred from equity to earnings					**(19)**	**(19)**
Tax				**-**	**6**	**6**
Total comprehensive income				**2,842**	**(19)**	**2,823**
Transactions with owners						
Ordinary share dividends paid				**(1,456)**		**(1,456)**
Paid-in equity dividends paid				**(242)**		**(242)**
Shares repurchased during the period (1,2)	**(856)**		**856**	**(2,057)**		**(2,057)**
Shares vested under employee share schemes			**114**			**114**
Own shares acquired (2)			**(359)**			**(359)**
At 31 December 2023	**10,844**	**3,875**	**1,999**	**32,221**	**(4)**	**48,935**
At 1 January 2022	12,629	3,875	350	31,015	36	47,905
Profit attributable to ordinary shareholders and other equity owners				8,111		8,111
Other comprehensive income						
Amounts recognised in equity					3	3
Amount transferred from equity to earnings					(31)	(31)
Tax				-	7	7
Total comprehensive income				8,111	(21)	8,090
Transactions with owners						
Ordinary share dividends paid				(1,205)		(1,205)
Special dividends paid				(1,746)		(1,746)
Paid-in equity dividends paid				(249)		(249)
Shares repurchased during the period	(929)		929	(2,054)		(2,054)
Redemption of preference shares (5)				(750)		(750)
Employee share schemes				12		12
Shares vested under employee share schemes	-		109			109
At 31 December 2022	11,700	3,875	1,388	33,134	15	50,112

For the notes to this table refer to the following page.

Parent company financial statements and notes continued

Statement of changes in equity for the year ended 31 December 2023 continued

	Share capital and statutory	Paid-in equity	Other statutory reserves (6)	Retained earnings	Other reserves Cash flow hedging	Total equity
	£m	£m	£m	£m	£m	£m
At 1 January 2021	13,240	4,979		26,178	42	44,439
Profit attributable to ordinary shareholders and other equity owners				7,147		7,147
Other comprehensive income						
Amounts recognised in equity					8	8
Amount transferred from equity to earnings					(12)	(12)
Tax				-	(2)	(2)
Total comprehensive income				7,147	(6)	7,141
Transactions with owners						
Ordinary share dividends paid				(693)		(693)
Equity preference dividends paid				(19)		(19)
Paid-in equity dividends paid				(299)		(299)
Shares repurchased during the period	(698)		698	(1,423)		(1,423)
Shares and securities issued during the period	87	933		-		1,020
Reclassification of paid-in equity (3)		(2,037)		125		(1,912)
Employee share schemes				(1)		(1)
Shares vested under employee share schemes			37			37
Own shares acquired			(385)			(385)
At 31 December 2021	12,629	3,875	350	31,015	36	47,905

(1) NatWest Group plc repurchased and cancelled 460.3 million (2022 - 379.3 million, 2021 - 310.8 million) shares, of which 2.3 million were settled in January 2024. The total consideration for these shares excluding fees was £1,151.7 million (2022 - £829.3 million, 2021 £676.2 million), of which £4.9 million were settled in January 2024, as part of the On Market Share Buyback Programmes. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(2) In May 2023, there was an agreement to buy 469.2 million (March 2022 - 549.9 million, March 2021 - 591.0 million) ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 268.4 pence per share (March 2022 - 220.5 pence per share, March 2021 - 190.5 pence per share) for the total consideration of £1.3 billion (2022 - £1.2 billion, 2021 - £1.1 billion). NatWest Group cancelled 336.2 million of the purchased ordinary shares, amounting to £906.9 million excluding fees and held the remaining 133.0 million shares as Own Shares Held, amounting to £358.8 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve
(3) In July 2021, paid-in equity reclassified to liabilities as the result of a call in August 2021 of US$2.65 billion AT1 capital notes.
(4) The total distributable reserves for NatWest Group plc is £32,217 million (2022 – £33,134 million, 2021 - £31,015 million).
(5) Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in P&L reserves as a result of foreign exchange.
(6) Other statutory reserves consist of Capital redemption reserves of £2,483 million (2022 - £1,627 million, 2021 - £698 million) and Own shares held reserves of £484 million (2022 - £239 million, 2021 - £348 million).

The accompanying notes on pages 393 to 406 form an integral part of these financial statements

Parent company financial statements and notes continued

Cash flow statement for the year ended 31 December 2023

	Note	2023 £m	2022 £m	2021 £m
Cash flows from operating activities				
Operating profit before tax from continuing operations		**2,796**	7,963	7,133
Adjustments for:				
Non-cash and other items	9	**(3,602)**	(7,844)	(7,365)
Change in operating assets and liabilities	9	**3,699**	4,103	(2,045)
Income taxes received		**-**	38	97
Net cash flows from operating activities (1)		**2,893**	4,260	(2,180)
Cash flows from investing activities				
Sale and maturity of other financial assets		**-**	3	-
Additional investments in Group undertakings		**(260)**	(1,059)	(940)
Disposals of investments in Group undertakings		**-**	999	911
Dividends received from subsidiaries		**3,542**	4,842	4,872
Net cash flows from investing activities		**3,282**	4,785	4,843
Cash flows from financing activities				
Ordinary shares issued		**-**	-	87
Issue of paid-in equity		**-**	-	933
Issue of subordinated liabilities		**611**	648	1,634
Redemption of subordinated liabilities		**(907)**	(3,990)	(3,598)
Interest paid on subordinated liabilities		**(314)**	(281)	(292)
Issue of MRELs		**43**	2,285	598
Maturity and redemption of MRELs		**(1,409)**	(1,455)	1,082
Interest paid on MRELs		**(333)**	(158)	(149)
Share repurchased		**(2,416)**	(2,054)	(1,808)
Dividends paid		**(1,698)**	(3,200)	(1,011)
Net cash flows from financing activities	10	**(6,423)**	(8,205)	(2,524)
Effects of exchange rate changes on cash and cash equivalents		**(10)**	27	4
Net (decrease)/increase in cash and cash equivalents		**(258)**	867	143
Cash and cash equivalents at 1 January		**1,198**	331	188
Cash and cash equivalents at 31 December (2)		**940**	1,198	331

(1) Includes interest received of £541 million (2022 - £282 million, 2021 - £183 million) and interest paid of £1,073 million (2022 - £713 million, 2021 - £551 million)

(2) Cash and cash equivalents comprise intragroup loans and advances with a maturity of less than 3 months for 2023, 2022 and 2021.

Parent company financial statements and notes continued

1 Presentation of financial statements

The accounting policies applied to the parent company financial statements are the same as those applied in the consolidated financial statements except investment in group undertaking (subsidiaries) are stated at cost less impairment and that it has no policy regarding consolidation.

The directors have prepared the financial statements on a going concern basis based on the directors' assessment that the parent company will continue in operational existence for a period of twelve months from the date the financial statements are approved (refer to the Report of the directors).

2 Critical accounting policies and sources of estimation uncertainty

The reported results of the parent company are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions involved in the parent company's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are those involved in assessing the impairment, if any, in its investment in group undertakings, refer to Note 8.

3 Derivatives with subsidiaries – designated hedges

Fair value hedging is used to hedge loans and other financial liabilities, and cash flow hedging is used to hedge other financial liabilities and subordinated liabilities.

For accounting policy information refer to Accounting policies 3.8 and 3.11.

The following table shows derivatives held for hedging purposes.

	2023			2022		
	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Fair value hedging - interest rate contracts	**14.8**	**25**	**570**	19.8	93	829
Cash flow hedging - exchange rate contracts	**1.4**	**-**	**16**	1.4	-	13
Total	**16.2**	**25**	**586**	21.2	93	842

4 Financial instruments – classification

The following tables analyse NatWest Group plc's financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

For accounting policy information refer to Accounting policies 3.8, 3.9 and 3.11.

Assets	MFVTPL £m	Amortised cost £m	Other assets £m	Total £m
Derivatives with subsidiaries	**458**			**458**
Amounts due from subsidiaries	**15,702**	**8,416**	**74**	**24,192**
Investment in Group undertakings			**52,592**	**52,592**
Other assets			**83**	**83**
31 December 2023	**16,160**	**8,416**	**52,749**	**77,325**
Derivatives with subsidiaries	827			827
Amounts due from subsidiaries	15,243	10,667	71	25,981
Investment in Group undertakings			52,816	52,816
Other assets			42	42
31 December 2022	16,070	10,667	52,929	79,666

Liabilities	Held-for-trading £m	DFV £m	Amortised cost £m	Other liabilities £m	Total £m
Amounts due to subsidiaries	**-**	**-**	**17**	**100**	**117**
Derivatives with subsidiaries	**937**				**937**
Other financial liabilities (1)	**-**	**11,034**	**10,733**		**21,767**
Subordinated liabilities		**-**	**5,481**		**5,481**
Other liabilities				**88**	**88**
31 December 2023	**937**	**11,034**	**16,231**	**188**	**28,390**
Amounts due to subsidiaries	-	-	18	12	30
Derivatives with subsidiaries	1,380				1,380
Other financial liabilities (1)	-	8,311	13,918		22,229
Subordinated liabilities		-	5,820		5,820
Other liabilities				95	95
31 December 2022	1,380	8,311	19,756	107	29,554

(1) Other financial liabilities are MRELs.

Parent company financial statements and notes continued

4 Financial instruments – classification - continued

The following table shows amounts due to/from subsidiaries of NatWest Group plc.

	2023 £m	2022 £m
Assets		
Trading assets	735	811
Loans to banks and customers - amortised cost	8,416	10,667
Other financial assets	14,967	14,432
Other assets	74	71
Amounts due from subsidiaries	24,192	25,981
Derivatives (1)	458	827
Liabilities		
Other liabilities	100	12
Subordinated liabilities	17	18
Amounts due to subsidiaries	117	30
Derivatives (1)	937	1,380

(1) Intercompany derivatives are included within derivative classification on the balance sheet.

5 Financial instruments - fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	2023		2022	
	Carrying value £bn	Fair value £bn	Carrying value £bn	Fair value £bn
Financial assets				
Amounts due from subsidiaries (1)	8.4	8.2	10.7	10.3
Financial liabilities				
Other financial liabilities				
- debt securities in issue (2)	10.7	10.9	13.9	14.0
Subordinated liabilities (2)	5.5	5.4	5.8	5.5

(1) Fair value hierarchy level 2 - £5.7 billion (2022 - £5.5 billion) and level 3 - £2.5 billion (2022 - £4.8 billion).
(2) Fair value hierarchy level 2.

6 Financial instruments - maturity analysis

Remaining maturity

The following table shows the residual maturity of financial instruments based on contractual date of maturity.

	2023			2022		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Derivatives with subsidiaries	97	361	458	190	637	827
Amounts due from subsidiaries (1)	3,934	20,184	24,118	5,756	20,154	25,910
Liabilities						
Amounts due to subsidiaries (2)	-	17	17	-	18	18
Derivatives with subsidiaries	155	782	937	66	1,314	1,380
Other financial liabilities	3,125	18,642	21,767	4,568	17,661	22,229
Subordinated liabilities	1,062	4,419	5,481	693	5,127	5,820

(1) Amounts due from subsidiaries relating to non-financial instruments of £74 million (2022 - £71 million) have been excluded from the table.
(2) Amounts due to subsidiaries relating to non-financial instruments of £100 million (2022 - £12 million) have been excluded from the table.

Parent company financial statements and notes continued

6 Financial instruments - maturity analysis continued

Financial liabilities: contractual maturity

The following table shows undiscounted cash flows payable up to 20 years from the balance sheet date, including future interest payments.

Held-for-trading liabilities amounting to £0.4 billion (2022 - £0.5 billion) have been excluded from the table.

2023	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Liabilities by contractual maturity						
Amounts due to subsidiaries (1)	**-**	**1**	**3**	**3**	**7**	**14**
Derivatives held for hedging	**134**	**197**	**178**	**76**	**38**	**-**
Other financial liabilities	**2,533**	**1,163**	**8,269**	**9,192**	**4,311**	**-**
Subordinated liabilities	**53**	**1,156**	**2,280**	**1,491**	**1,351**	**-**
	2,720	**2,517**	**10,730**	**10,762**	**5,707**	**14**
2022						
Liabilities by contractual maturity						
Amounts due to subsidiaries (1)	-	1	3	3	7	14
Derivatives held for hedging	82	270	398	106	53	-
Other financial liabilities	2,213	2,081	7,259	8,278	6,850	-
Subordinated liabilities	18	853	2,660	1,849	1,468	-
	2,313	3,205	10,320	10,236	8,378	14

(1) Amounts due from subsidiaries relating to non-financial instruments have been excluded from the table.

7 Subordinated liabilities

	2023 £m	2022 £m
Dated loan capital	**5,481**	5,820
	5,481	5,820

For details of subordinated liabilities, refer to Note 20 to the consolidated financial statements and notes.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

8 Investments in Group undertakings

Critical accounting policy: Investments in Group undertakings

At each reporting date, the parent company assesses whether there is any indication that its investment in its Group undertakings is impaired. If any such indication exists, the parent company undertakes an impairment test by comparing the carrying value of the investment in its Group undertakings with its estimated recoverable amount. The key judgement is in determining the recoverable amount. The recoverable amount of an investment in its Group undertakings is the higher of its fair value less cost to sell and its value in use, being an assessment of the discounted future cash flows of the entity. Impairment testing inherently involves a number of judgements: the five-year cash flow forecast, the choice of appropriate discount and growth rates, and the estimation of fair value. For accounting policy information refer to Accounting policies 3.4 and 3.5.

Investments in Group undertakings are carried at cost less impairment losses. Movements during the year were as follows:

	2023 £m	2022 £m
At 1 January	**52,816**	48,835
Additional investments in Group undertakings	**260**	1,059
Disposals of investments in Group undertakings	**-**	(1,000)
Net (impairment)/reversal of impairment of investments	**(484)**	3,922
At 31 December	**52,592**	52,816

The recoverable amount of investments in Group undertakings is the higher of net asset value as a proxy for fair value less cost to sell or value in use. Where recoverable value is based on net asset value, the fair value measurement is categorised as Level 3 of the fair value hierarchy. The carrying value of Investments in Group undertakings at 31 December 2023 is supported by the respective recoverable values of the entities.

In 2023 the parent company invested additional capital of £145 million in its subsidiary RBS AA Holdings and £115 million in its subsidiary NatWest Markets Plc.

In 2023, impairment of investments is a £484 million impairment of the investment in NatWest Markets Plc (recoverable amount £6.2 billion), due to a decline in its net asset value mainly driven by losses incurred by the business. The net reversal of impairment of investments in 2022 was mainly related to a reversal of earlier impairments of the parent company's investment in NatWest Holdings Limited.

Parent company financial statements and notes continued

8 Investments in Group undertakings continued

The impact of reasonably possible changes to the more significant variables in the value in use calculations for Natwest Holdings Limited is presented below. This reflects the sensitivity of the value in use to each variable on its own. In all cases this would result in an impairment of NatWest Group's investment in NatWest Holdings Limited. It is possible that more than one change may occur at the same time. The value in use calculations use 16% as a pre-tax discount rate and 1.4% as a long term growth rate.

		Assumptions			Impact of adverse movement		
	Carrying value	Pre-tax discount rate	Terminal growth rate	Recoverable amount exceeded carrying value	1% increase in discount rate	1% decrease in terminal growth rate	5% decrease in forecast income (1)
31 December 2023	£bn	%	%	£bn	£bn	£bn	£bn
NatWest Holdings Ltd	**42.6**	**16.0**	**1.4**	**-**	**(3.9)**	**(1.6)**	**(5.0)**
31 December 2022							
NatWest Holdings Ltd	42.6	15.3	1.4	14.1	(5.6)	(2.9)	(5.5)

(1) 5% income sensitivity has been applied to each year in the value in use calculation. The impact on the value in use shown above is however nonlinear as the majority of the value in use is derived in the terminal year.

The principal subsidiary undertakings of the parent company are shown below. Their capital consists of ordinary shares, preference shares and additional Tier 1 notes which are unlisted with the exception of certain preference shares listed by NWB Plc. All of these subsidiaries are included in NatWest Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation	Group interest
National Westminster Bank Plc (1,3)	Banking	Great Britain	100%
The Royal Bank of Scotland plc (3)	Banking	Great Britain	100%
Coutts & Company (2,3)	Banking	Great Britain	100%
NatWest Markets Plc	Banking	Great Britain	100%
NatWest Markets N.V. (4)	Banking	Netherlands	100%
The Royal Bank of Scotland International Limited (5)	Financial Institution	Jersey	100%

(1) The parent company does not hold any of the preference shares in issue.
(2) Coutts & Company is incorporated with unlimited liability.
(3) Owned via NatWest Holdings Limited.
(4) Owned via NatWest Markets Plc.
(5) Owned via The Royal Bank of Scotland International (Holdings) Limited.

For full information on all related undertakings, refer to Note 12.

Parent company financial statements and notes continued

9 Non-cash and other items

This note shows non-cash items adjusted for in the cashflow statement and movement in operating assets and liabilities.

	2023 £m	2022 £m	2021 £m
Impairment releases on intercompany loans to banks	**(2)**	-	(6)
Net impairment/(reversal) of investments in Group undertakings	**484**	(3,922)	(2,600)
Change in fair value taken to profit or loss on other financial liabilities and subordinated liabilities	**(683)**	(845)	(440)
Elimination of foreign exchange differences	**(485)**	960	(14)
Other non-cash items	**(11)**	(32)	(12)
Dividends receivable from subsidiaries	**(3,542)**	(4,842)	(4,872)
Loss on sale of investments in Group undertakings	**-**	1	22
Interest payable on MRELs and subordinated liabilities	**644**	485	447
(Gain)/loss on redemption of own debt	**(7)**	351	113
Charges and releases on provisions	**-**	-	(3)
Non-cash and other items	**(3,602)**	(7,844)	(7,365)
Change in operating assets and liabilities			
Change in derivative assets	**363**	150	614
Change in amounts due from subsidiaries	**3,688**	2,794	(1,825)
Change in other assets	**6**	655	(87)
Change in amounts due to subsidiaries	**549**	(253)	(347)
Change in derivative liabilities	**(443)**	676	(398)
Change in other financial liabilities	**(462)**	-	-
Change in other liabilities	**(2)**	81	(2)
Change in operating assets and liabilities	**3,699**	4,103	(2,045)

Parent company financial statements and notes continued

10 Analysis of changes in financing during the year

	Share capital, share premium, and paid-in equity			Subordinated liabilities (1)			MRELs (2)		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
	£m	£m	£m	**£m**	£m	£m	**£m**	£m	£m
At 1 January	**15,575**	16,504	18,219	**5,838**	7,853	8,055	**8,950**	8,158	6,655
Ordinary shares issued	**-**	-	87						
Issue of paid-in equity	**-**	-	933						
Issue of subordinated liabilities				**611**	648	1,634			
Redemption of subordinated liabilities				**(907)**	(3,990)	(3,598)			
Interest paid on subordinated liabilities				**(314)**	(281)	(292)			
Issue of MRELs							**43**	2,285	598
Maturity and redemption of MRELs							**(1,409)**	(1,455)	1,082
Interest paid on MRELs							**(333)**	(158)	(149)
Net cash flows from financing activities	**-**	-	1,020	**(610)**	(3,623)	(2,256)	**(1,699)**	672	1,531
Effects of foreign exchange	**-**	-	-	**(160)**	574	44	**(335)**	413	(54)
Changes in fair value of subordinated liabilities and MRELs				**91**	(354)	(309)	**(774)**	(491)	(131)
Paid-in equity reclassified to subordinated liabilities	**-**	-	(2,037)	**-**	-	1,915	**-**	-	-
Preference shares reclassified to subordinated liabilities				**-**	750	-			
(Gain)/loss on redemption of own debt				**(7)**	351	114	**-**	-	-
Interest payable on subordinated liabilities and MREL				**340**	287	290	**304**	198	157
Shares repurchased	**(856)**	(929)	(698)	**-**	-	-	**-**	-	-
Others	**-**	-	-	**6**	-	-	**-**	-	
At 31 December	**14,719**	15,575	16,504	**5,498**	5,838	7,853	**6,446**	8,950	8,158

(1) Subordinated liabilities include intercompany subordinated liabilities.
(2) MREL balances are shown net of the effect of down streaming funding to subsidiary companies. This includes RBSI International Limited where MREL resolution rules are under consultation in Jersey.

11 Directors' and key management remuneration

Directors' remuneration is disclosed in Note 31 to the consolidated accounts. The directors had no other reportable related party transactions or balances with the company.

Parent company financial statements and notes continued

12 Related undertakings

Legal entities and activities at 31 December 2023

In accordance with the Companies Act 2006, the company's related undertakings and the accounting treatment for each are listed below. All undertakings are wholly-owned by the company or subsidiaries of the company and are consolidated by reason of contractual control (Section 1162(2) CA 2006), unless otherwise indicated. NatWest Group interest refers to ordinary shares of equal values and voting rights unless further analysis is provided in the notes. Activities are classified in accordance with Annex I to the Capital Requirements Directive (CRD V) and the definitions in Article 4 of the UK Capital Requirements Regulation.

Active related undertakings incorporated in the UK which are 100% owned by NatWest Group and fully consolidated for accounting purposes

Entity name	Activity	Regulatory treatment	Notes
280 Bishopsgate Finance Ltd	INV	FC	1
Better With Money Ltd	BF	DE	57
Caledonian Sleepers Rail Leasing Ltd	BF	FC	1
Care Homes 2 Ltd	BF	FC	1
Care Homes 3 Ltd	BF	FC	1
Care Homes Holdings Ltd	BF	FC	1
Coutts & Company	CI	FC	15
Coutts Finance Co	BF	FC	15
Creative Auto-Enrolment Ltd	BF	DE	57
Creative Benefit Solutions Ltd	BF	DE	57
Cushon Group Ltd	BF	DE	57
Cushon Holdings Ltd	BF	DE	57
Cushon Money Ltd	BF	FC	57
Cushon MT Ltd	BF	DE	57
Cushon MT NI Ltd	BF	DE	58
Esme Loans Ltd	BF	FC	1
FreeAgent Central Ltd	SC	FC	25
FreeAgent Holdings Ltd	SC	FC	25
Gatehouse Way Developments Ltd	INV	DE	1
ITB1 Ltd	BF	FC	3
ITB2 Ltd	BF	FC	3
KUC Properties Ltd	BF	DE	3
Land Options (West) Ltd	INV	DE	3
Lombard & Ulster Ltd	BF	FC	14
Lombard Business Leasing Ltd	BF	FC	1
Lombard Corporate Finance (6) Ltd	BF	FC	1
Lombard Corporate Finance (11) Ltd	BF	FC	1
Lombard Corporate Finance (June 2) Ltd	BF	FC	1
Lombard Corporate Finance (December 1) Ltd	BF	FC	1
Lombard Corporate Finance (December 2) Ltd	BF	FC	1
Lombard Discount Ltd	BF	FC	1
Lombard Finance Ltd	BF	FC	1
Lombard Industrial Leasing Ltd	BF	FC	1
Lombard Lease Finance Ltd	BF	FC	1
Lombard Leasing Company Ltd	BF	FC	1
Lombard Leasing Contracts Ltd	BF	FC	1
Lombard Lessors Ltd	BF	FC	1
Lombard Maritime Ltd	BF	FC	1
Lombard North Central Leasing Ltd	BF	FC	1
Lombard North Central PLC	BF	FC	1
Lombard Property Facilities Ltd	BF	FC	1
Lombard Technology Services Ltd	BF	FC	1
Mettle Ventures Ltd	OTH	FC	1
National Westminster Bank Plc	CI	FC	1
National Westminster Home Loans Ltd	BF	FC	1
NatWest Group Plc	BF	FC	21
NatWest Holdings Ltd	INV	FC	1
Natwest Invoice Finance Ltd	OTH	FC	1
NatWest Markets Plc	CI	FC	21
NatWest Markets Secretarial Services Ltd	SC	FC	1
NatWest Markets Secured Funding LLP	BF	FC	16
NatWest Property Investments Ltd	INV	DE	1
NatWest RT Holdings Ltd	OTH	FC	1
NatWest Trustee and Depositary Services Ltd	INV	FC	1
NatWest Ventures Investments Ltd	BF	FC	1
Patalex Productions Ltd	BF	FC	1
Pittville Leasing Ltd	BF	FC	1
Premier Audit Company Ltd	BF	FC	1
Price Productions Ltd	BF	FC	1
Priority Sites Ltd	INV	DE	1
R.B. Capital Leasing Ltd	BF	FC	1
R.B. Equipment Leasing Ltd	BF	FC	1
R.B. Leasing (September) Ltd	BF	FC	1
R.B. Leasing Company Ltd	BF	FC	3
R.B. Quadrangle Leasing Ltd	BF	FC	1
RB Investments 3 Ltd	OTH	FC	1
RBOS (UK) Ltd	BF	FC	1
RBS AA Holdings (UK) Ltd	BF	FC	1
RBS Asset Management Holdings	BF	FC	15
RBS Collective Investment Funds Ltd	BF	FC	11
RBS HG (UK) Ltd	BF	FC	1
RBS Invoice Finance Ltd	BF	FC	1

For the notes to these tables refer to pages 405 to 406.

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Regulatory treatment	Notes
RBS Management Services (UK) Ltd	SC	FC	1
RBS Mezzanine Ltd	BF	FC	3
RBS Property Developments Ltd	INV	FC	3
RBS Property Ventures Investments Ltd	BF	FC	3
RBS SME Investments Ltd	BF	FC	1
RBSG Collective Investments Holdings Ltd	BF	FC	11
RBSG International Holdings Ltd	BF	FC	3
RBSSAF (2) Ltd	BF	FC	1
RBSSAF (25) Ltd	BF	FC	1
Royal Bank Investments Ltd	BF	FC	3
Royal Bank Leasing Ltd	BF	FC	3
Royal Bank of Scotland (Industrial Leasing) Ltd	BF	FC	3
Royal Bank Ventures Investments Ltd	BF	FC	3
Royal Scot Leasing Ltd	BF	FC	3
RoyScot Trust Plc	BF	FC	1
SIG 1 Holdings Ltd	BF	FC	3
SIG Number 2 Ltd	BF	FC	3
Silvermere Holdings Ltd	BF	FC	3
The One Account Ltd	BF	FC	1
The Royal Bank of Scotland Group Independent Financial Services Ltd	BF	FC	3
The Royal Bank of Scotland plc	CI	FC	21
Ulster Bank Ltd	CI	FC	14
Ulster Bank Pension Trustees Ltd	TR	DE	14
Walton Lake Developments Ltd	INV	DE	1
West Register (Hotels Number 3) Ltd	INV	DE	3
West Register (Property Investments) Ltd	BF	DE	3
West Register (Realisations) Ltd	INV	DE	3
Winchcombe Finance Ltd	BF	FC	1
World Learning Ltd	BF	FC	1

Active related undertakings incorporated outside the UK which are 100% owned by NatWest Group and fully consolidated for accounting purpose.

Entity name	Activity	Regulatory treatment	Notes
Airside Properties AB	BF	FC	2
Alcover A.G.	BF	DE	45
Alternative Investment Fund B.V.	BF	FC	12
Arenarena AS	BF	FC	59
Arkivborgen KB	BF	FC	2
Artul Koy	BF	FC	4
BD Lagerhus AS	BF	FC	5
Bilfastighet i Akalla AB	BF	FC	2
Bilfastighet i Avesta AB	BF	FC	2
Bilfastighet i Bollnas AB	BF	FC	2
Bilfastighet i Hemlingby AB	BF	FC	2
Bilfastighet i Hudiksvall AB	BF	FC	2
Bilfastighet i Ludvika AB	BF	FC	2
Bilfastighet i M!rsta AB	BF	FC	2
Bilfastighet i Mora AB	BF	FC	2
Bilfastighet i Uppsala KB	BF	FC	2
Bilfastighet Kista AB	BF	FC	2
Brodmagasinet KB	BF	FC	2
Candlelight Acquisition LLC	BF	FC	6
Coutts & Co Ltd	CI	FC	44
Coutts General Partner (Cayman) V Ltd	BF	FC	41
Eiendomsselskapet Apteno La AS	BF	FC	5
Espeland Naering AS	BF	FC	5
Eurohill 4 KB	BF	FC	2
Fab Ekenäs Formanshagen 4	BF	FC	4
Fastighets AB Flojten i Norrkoping	BF	FC	2
Fastighets Aktiebolaget Sambiblioteket	BF	FC	2
Fastighetsbolaget Elmotorgatan AB	BF	FC	2
Fastighetsbolaget Holma i Hoor AB	BF	FC	2
Financial Asset Securities Corp.	BF	FC	6
First Active Ltd	BF	FC	7
Forskningshöjden KB	BF	FC	2
Forvaltningsbolaget Dalkyrkan KB	BF	FC	2
Forvaltningsbolaget Kloverbacken Skola KB	BF	FC	2
Fyrs!te Fastighets AB	BF	FC	2
Grinnhagen KB	BF	FC	2
Hatros 1 AS	BF	FC	5
Horrsta 4:38 KB	BF	FC	2

For the notes to these tables refer to pages 405 to 406.

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Regulatory treatment	Notes
IR Fastighets AB	BF	FC	2
IR IndustriRenting AB	BF	FC	2
Kallebäck Institutfastigheter AB	BF	FC	2
KB Eurohill	BF	FC	2
KB Lagermannen	BF	FC	2
KB Likriktaren	BF	FC	2
KEB Investors, L.P.	BF	FC	36
Kiinteist Oy Turun Mustionkatu 6	BF	FC	17
Koy Harkokuja 2	BF	FC	17
Kiinteisto Oy Lohjan Ojamonharjuntie 61	BF	FC	17
Koy Pennalan Johtotie 2	BF	FC	4
Kiinteisto Oy Vantaan Rasti IV	BF	FC	17
Koy Helsingin Mechelininkatu 1	BF	FC	4
Koy Helsingin Osmontie 34	BF	FC	4
Koy Helsingin Panuntie 11	BF	FC	4
Koy Helsingin Panuntie 6	BF	FC	4
Koy Iisalmen Kihlavirta	BF	FC	4
Koy Jamsan Keskushovi	BF	FC	4
Koy Jasperintie 6	BF	FC	17
Koy Kokkolan Kaarlenportti Fab	BF	FC	4
Koy Kouvolan Oikeus ja Poliisitalo	BF	FC	4
Koy Millennium	BF	FC	4
Koy Nummelan Portti	BF	FC	4
Koy Nuolialan päiväkoti	BF	FC	4
Koy Peltolantie 27	BF	FC	17
Koy Porkkanakatu 2	BF	FC	17
Koy Puotikuja 2 Vaasa	BF	FC	4
Koy Raision Kihlakulma	BF	FC	4
Koy Ravattulan Kauppakeskus	BF	FC	4
Koy Tapiolan Louhi	BF	FC	4
Koy Vapaalan Service-Center	BF	FC	4
Kvam Eiendom AS	BF	FC	5
Lakten 1 KB	BF	FC	2
Leiv Sand Eiendom AS	BF	FC	5
LerumsKrysset KB	BF	FC	2
Limstagården KB	BF	FC	2
Lombard Finance (CI) Ltd	BF	FC	13
Lothbury Insurance Company Ltd	BF	DE	43
Lundbyfilen 5 AB	BF	FC	2
Maja Finance S.R.L.	BF	FC	35
Narmovegen 455 AS	BF	FC	5
National Westminster International Holdings B.V.	BF	FC	3
NatWest Bank Europe GmbH	BF	FC	26

Entity name	Activity	Regulatory treatment	Notes
NatWest Digital Services India Private Ltd	SC	FC	33
NatWest Innovation Services Inc.	OTH	FC	6
NatWest Markets Group Holdings Corporation	BF	FC	6
NatWest Markets N.V.	CI	FC	12
NatWest Markets Securities Inc.	INV	FC	6
NatWest Markets Securities Japan Ltd	INV	FC	50
NatWest Services (Switzerland) Ltd	SC	FC	39
NatWest Services Inc.	SC	FC	6
Nordisk Renting AB	BF	FC	2
Nordisk Renting AS	BF	FC	37
Nordisk Renting OY	BF	FC	4
Nordisk Specialinvest AB	BF	FC	2
Nordiska Strategifastigheter Holding AB	BF	FC	2
Nybergflata 5 AS	BF	FC	5
OFH Eiendom AS	BF	FC	60
Optimus KB	BF	FC	2
R.B. Leasing BDA One Ltd	BF	FC	47
Random Properties Acquisition Corp. III	INV	FC	6
RBS (Gibraltar) Ltd	BF	FC	40
RBS AA Holdings (Netherlands) B.V.	BF	FC	12
RBS Acceptance Inc.	BF	FC	6
RBS Commercial Funding Inc.	BF	FC	6
RBS Deutschland Holdings GmbH	BF	FC	26
RBS Employment (Guernsey) Ltd	SC	FC	61
RBS Financial Products Inc.	BF	FC	6
RBS Group (Australia) Pty Ltd	BF	FC	22
RBS Holdings III (Australia) Pty Ltd	BF	FC	22
RBS Holdings N.V.	BF	FC	12
RBS Holdings USA Inc.	BF	FC	6
RBS Hollandsche N.V.	BF	FC	12
RBS International Depositary Services S.A.	CI	FC	31
RBS Investments (Ireland) Ltd	BF	FC	7
RBS Netherlands Holdings B.V.	BF	FC	12
RBS Nominees (Hong Kong) Ltd	BF	FC	50
RBS Nominees (Ireland) Ltd	BF	FC	7
RBS Polish Financial Advisory Services Sp. Z o.o.	BF	FC	38
RBS Prime Services (India) Private Ltd	OTH	FC	29
Rigedalen 44 Eiendom AS	BF	FC	5
Ringdalveien 20 AS	BF	FC	5
Sandmoen Naeringsbygg AS	BF	FC	5
SFK Kommunfastigheter AB	BF	FC	2
Sjöklockan KB	BF	FC	2
Skinnarängen KB	BF	FC	2

For the notes to these tables refer to pages 405 to 406.

Parent company financial statements and notes continued

12 Related undertakings continued

Entity name	Activity	Regulatory treatment	Notes
Sletta Eiendom II AS	BF	FC	5
Snipetjernveien 1 AS	BF	FC	5
Solbanken KB	BF	FC	2
Solnorvika AS	BF	FC	5
Strand European Holdings AB	BF	FC	2
Svenskt Fastighetskapital AB	BF	FC	2
Svenskt Energikapital AB	BF	FC	2
Svenskt Fastighetskapital Holding AB	BF	FC	2
The RBS Group Ireland Retirement Savings Trustee Ltd	TR	DE	7
The Royal Bank of Scotland International (Holdings) Ltd	BF	FC	13
The Royal Bank of Scotland International Ltd	CI	FC	13
Tygverkstaden 1 KB	BF	FC	2
Ulster Bank (Ireland) Holdings Unlimited Company	INV	FC	7
Ulster Bank Dublin Trust Company Unlimited Company	TR	FC	7
Ulster Bank Holdings (ROI) Ltd	BF	FC	7
Ulster Bank Ireland Designated Activity Company	CI	FC	7
Ulster Bank Pension Trustees (R.I.) Ltd	TR	DE	7
Ulydien Trust Company Ltd	OTH	FC	7
Fastighets AB Stockmakaren	BF	FC	2
Nordisk Renting Facilities Management AB	BF	FC	2

Related undertakings which are 100% owned by NatWest Group ownership but are not consolidated for accounting purposes

Entity name	Activity	Regulatory treatment	Notes
AD Aggregator Platform Ltd	OTH	DE	48
Bioenergie Dargun Immobilien GmbH	OTH	DE	10
Bioenergie Jessen Immobilien GmbH	OTH	DE	10
Bioenergie Wiesenburg GmbH & Co. KG	INV	DE	10
Bioenergie Wiesenburg Verwaltungs GmbH	OTH	DE	10
Bioenergie Zittau GmbH	OTH	DE	10
Bioenergie Zittau Immobilien GmbH	OTH	DE	10
Capulet Homes Florida LLC	OTH	DE	6
Crook Hill Properties Ltd	OTH	DE	52
DBV Deutsche Bioenergie Verbinder GmbH	OTH	DE	10
East Grove Holding Ltd	INV	DE	49
European Investments (Crook Hill) Ltd	OTH	DE	53
German Biogas Holdco Ltd	INV	DE	48
Montague Homes Florida LLC	OTH	DE	6
RBS International Employees' Pension Trustees Ltd	BF	DE	13
Reaps Moss Ltd	OTH	DE	52
Reppinichen Dritte Biogas Betriebs GmbH	OTH	DE	10
Reppinichen Erste Biogas Betriebs GmbH	OTH	DE	10
Reppinichen Zweite Biogas Betriebs GmbH	OTH	DE	10
Romeo Homes Florida LLC	OTH	DE	6
Romeo Homes Georgia LLC	OTH	DE	6
Romeo Homes Indiana LLC	OTH	DE	6
Romeo Homes Kansas LLC	OTH	DE	6
Romeo Homes Nevada LLC	OTH	DE	6
Romeo Homes North Carolina LLC	OTH	DE	6
Romeo Homes Oklahoma LLC	OTH	DE	6
Romeo Homes Tennessee LLC	OTH	DE	6
Romeo Homes Texas LLC	OTH	DE	6
Ventus Investments Ltd	OTH	DE	53
West Granite Homes Inc.	INV	DE	6
WGH Development LLC	OTH	DE	6
WGH Florida LLC	OTH	DE	6
WGH Georgia LLC	OTH	DE	6
WGH Indiana LLC	OTH	DE	6
WGH Kansas LLC	OTH	DE	6
WGH Nevada LLC	OTH	DE	6
WGH North Carolina LLC	OTH	DE	6
WGH Oklahoma LLC	OTH	DE	6
WGH Texas LLC	OTH	DE	6
Wiesenburg Dritte Biogas Betriebs GmbH	OTH	DE	10
Wiesenburg Erste Biogas Betriebs GmbH	OTH	DE	10
Wiesenburg Zweite Biogas Betriebs GmbH	OTH	DE	10
Wiesenburger Marktfrucht GmbH	OTH	DE	10

For the notes to these tables refer to pages 405 to 406.

Parent company financial statements and notes continued

12 Related undertakings continued

Related undertakings incorporated in the UK where NatWest Group ownership is less than 100%

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %	Notes
BGF Group Ltd	BF	AHC	PC	25	21
Falcon Wharf Ltd	OTH	EAJV	PC	50	24
GWNW City Developments Ltd	BF	EAJV	DE	50	24
Jaguar Cars Finance Ltd	BF	FC	FC	50	1
JCB Finance Ltd	BF	FC	FC	75	19
London Rail Leasing Ltd	BF	EAJV	PC	50	34
Mortgage Brain Holdings Ltd	OTH	AHC	DE	17	51

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %	Notes
Motability Operations Group Plc	OTH	IA	FC	40	62
NatWest Boxed Ltd	OTH	FC	FC	82	1
Natwest Covered Bonds (LM) Ltd	BF	IA	PC	20	16
Natwest Covered Bonds LLP	BF	FC	FC	60	1
Natwest Markets Secured Funding (LM) Ltd	BF	FC	PC	20	16
NW A Holdings Ltd	BF	PC	DE	85	1
Pollinate Networks Ltd	OTH	AHC	DE	25	63
RBS Sempra Commodities LLP	BF	FC	FC	51	3

Related undertakings incorporated outside the UK where NatWest Group ownership is less than 100%

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %	Notes
Coutts Private Equity Limited Partnership II	BF	IA	PC	21	41
Eris Finance S.R.L.	BF	IA	PC	45	35
Herge Holding B.V.	BF	IA	PC	63	46
Lunar Funding VIII Ltd	BF	FC	DE	0	8
Lunar Luxembourg SA	BF	FC	DE	0	31
Lunar Luxembourg Series 2019- 04	BF	FC	DE	0	31
Lunar Luxembourg Series 2019- 05	BF	FC	DE	0	31
Lunar Luxembourg Series 2019- 06	BF	FC	DE	0	31
Lunar Luxembourg Series 2020- 01	BF	FC	DE	0	31
Lunar Luxembourg Series 2020- 02	BF	FC	DE	0	31
Lunar Luxembourg Series 2022-01	BF	FC	DE	0	31

Entity name	Activity	Accounting treatment	Regulatory treatment	Group %	Notes
Natwest Markets Secured Funding DAC	BF	FC	FC	0	32
Nightingale CRE 2018-1 Ltd	BF	FC	DE	0	9
Nightingale LF 2021-1 Ltd	BF	FC	DE	0	9
Nightingale Project Finance 2019 1 Ltd	BF	FC	DE	0	9
Nightingale Project Finance Ii 2023-1 Ltd	BF	FC	DE	0	9
Nightingale Securities 2017-1 Ltd	BF	FC	DE	0	9
Nightingale UK Corp 2020 2 Ltd	BF	FC	DE	0	9
Pharos Estates Ltd	OTH	AHC	DE	49	30
Sempra Energy Trading Llc	BF	FC	FC	51	6
Solar Funding II Ltd	BF	FC	FC	0	55
Thames Asset Global Securitization No.1 Inc.	BF	FC	FC	0	28

For the notes to these tables refer to pages 405 to 406.

Parent company financial statements and notes continued

12 Related undertakings continued

Related undertakings that are not active

Entity name	Accounting treatment	Regulatory treatment	Group %	Notes
Belfast Bankers' Clearing Company Ltd	AHC	PC	25	56
Care Homes 1 Ltd	FC	FC	100	1
Churchill Management Ltd	FC	FC	100	1
Desertlands Entertainment Ltd	FC	FC	100	1
Dunmore Securities No.1 Dac	FC	DE	0	27
Lombard Ireland Group Holdings Unlimited	FC	FC	100	23
Lombard Ireland Ltd	FC	FC	100	23
Natwest Nominees Ltd	FC	FC	100	1
Property Venture Partners Ltd	FC	FC	100	3
R.B.S. Special Investments Ltd	FC	FC	100	1
RBS Asset Management (Dublin) Ltd	FC	FC	100	42
RBSM Capital Ltd	FC	FC	100	3
RoboScot Equity Ltd	FC	FC	100	3
UB SIG (ROI) Ltd	FC	FC	100	18

Related undertakings that are dormant

Entity name	Accounting treatment	Regulatory treatment	Group %	Notes
ANW TDS (Nominee 1) Ltd	FC	DE	100	1
ANW TDS (Nominee 2) Ltd	FC	DE	100	1
Atlas Nominees Ltd	FC	FC	100	50
British Overseas Bank Nominees Ltd	FC	FC	100	1
Buchanan Holdings Ltd	FC	FC	100	1
C.J. Fiduciaries Ltd	FC	FC	100	13
Coutts Scotland Nominees Ltd	FC	FC	100	11
Cushon Nominees Ltd	FC	DE	100	57
Cushon Pension Trustees Ltd	FC	DE	100	57
Custom House Docks Basement Management No. 2 Ltd	AHC	DE	25	54
Fit Nominee 2 Ltd	FC	FC	100	1
Fit Nominee Ltd	FC	FC	100	1
Freehold Managers (Nominees) Ltd	FC	FC	100	1
Hput A Ltd	NC	DE	100	1
Hput B Ltd	NC	DE	100	1
JCB Finance Pension Ltd	FC	DE	88	14
N.C. Head Office Nominees Ltd	FC	FC	100	3
National Westminster Bank Nominees (Jersey) Ltd	FC	FC	100	13
Natwest FIS Nominees Ltd	FC	FC	100	1
NatWest Group Retirement Savings Trustee Ltd	FC	FC	100	1
Natwest Group Secretarial Services Ltd	FC	FC	100	3
Natwest Pension Trustee Ltd	NC	DE	100	1
Natwest Pep Nominees Ltd	FC	FC	100	1
NatWest Strategic Investments Ltd	FC	FC	100	1
Nextlinks Ltd	FC	FC	100	1
Nordisk Renting A/S	FC	FC	100	5
Nordisk Renting HB	FC	FC	100	2
Project & Export Finance (Nominees) Ltd	FC	FC	100	1
R.B. Leasing (March) Ltd	FC	FC	100	1
RBOS Nominees Ltd	FC	FC	100	1
RBS Investment Executive Ltd	NC	DE	100	3
RBSG Collective Investments Nominees Ltd	FC	FC	100	11
Sixty Seven Nominees Ltd	FC	FC	100	1
Strand Nominees Ltd	FC	FC	100	15
Syndicate Nominees Ltd	FC	FC	100	1
TDS Nominee Company Ltd	FC	FC	100	3
The Royal Bank Of Scotland (1727) Ltd	FC	FC	100	3
The Royal Bank Of Scotland Group Ltd	FC	FC	100	1
Tilba Ltd	FC	FC	100	20
W G T C Nominees Ltd	FC	FC	100	1

Regulated overseas branches of NatWest Group

Subsidiary	Geographic location
National Westminster Bank Plc	Germany
NatWest Markets Plc	Germany, India, Japan, Singapore Turkey, United Arab Emirates
The Royal Bank of Scotland International Ltd	Gibraltar, Guernsey, Isle of Man, Luxembourg, United Kingdom
NatWest Markets N.V.	France, Germany, Italy, Sweden,

For the notes to these tables refer to pages 405 to 406.

Parent company financial statements and notes continued

12 Related undertakings continued

Key:

Activity

BF	Banking and financial institution
CI	Credit institution
INV	Investment (shares or property) holding company
SC	Service company
TR	Trustee
OTH	Other

Accounting/Regulatory treatment

DE	Deconsolidated
FC	Full consolidation
PC	Pro-rata consolidation
AHC	Associate held at cost
EAJV	Equity accounting – Joint venture
IA	Investment accounting
NC	Not consolidated

Notes	Registered addresses	Country of incorporation
1	250 Bishopsgate, London, EC2M 4AA, England	UK
2	Jakobsbergsgatan 13, 8th Floor, Box 14044, Stockholm, SE-111 44	Sweden
3	Gogarburn, 175 Glasgow Road, Edinburgh, EH12 1HQ	UK
4	Mikonkatu 9, 6th Floor, Helsinki, 00100	Finland
5	Postboks 1400, 0115 Oslo	Norway
6	251 Little Falls Drive, Wilmington, DE, 19808	USA
7	Ulster Bank Head Office, Block B Central Park, Leopardstown, Dublin 18, D18 N153	RoI
8	Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 31119	Cayman Islands
9	44 Esplanade, St Helier, JE4 9WG	Jersey
10	Walther-Nernst-Straße 1, Berlin, 12489	Germany
11	6-8 George Street, Edinburgh, EH2 2PF, Scotland	UK
12	Claude Debussylaan 94, Amsterdam, 1082 MD	Netherlands
13	Royal Bank House, 71 Bath Street, St Helier, JE2 4SU	Jersey
14	11-16 Donegall Square East, Belfast, Co Antrim, BT1 5UB, Northern Ireland	UK
15	440 Strand, London, England, WC2R OQS	UK
16	1 Bartholomew Lane, London EC2N 2AX, England	UK
17	Mikonkatu 9, Helsinki, 00100	Finland
18	One Spencer Dock, Dublin, D01 X9R7	RoI
19	The Mill, High Street, Rocester, Staffordshire, ST14 5JW, England	UK
20	2 Athol Street, Douglas, IM99 1AN	Isle Of Man
21	36 St Andrew Square, Edinburgh, EH2 2YB, Scotland	UK
22	Ashurst Australia, Level 16, 80 Collins Street, South Tower, Melbourne, VIC, 3000	Australia
23	Block A Georges Quay Plaza, Georges Quay, Dublin 2	RoI
24	Gate House, Turnpike Road, High Wycombe, Buckinghamshire, HP12 3NR	UK
25	One Edinburgh Quay, 133 Fountainbridge, Edinburgh, EH3 9QG, Scotland	UK
26	Roßmarkt 10, Frankfurt am Main, 60311	Germany
27	13-18 City Quay, Dublin 2	RoI
28	114 West 47th Street, New York, 10036	USA
29	12/14, Veer Nariman Road, Brady House 4th floor, Fort, Mumbai, India, 400001	India
30	24 Demostheni Severi, 1st Floor, Nicosia, 1080	Cyprus
31	40, Avenue J.F Kennedy, Kirchberg, L 1855	Luxembourg
32	5 Harbourmaster Place, Dublin 1, D01 E7E8	RoI
33	6th Floor, Building 2, Tower A, GIL IT/ITES SEZ, Candor TechSpace, Sector 21, Dundahera, Gurugram, Haryana, 122016	India

Parent company financial statements and notes continued

12 Related undertakings continued

Notes	Registered addresses	Country of incorporation
34	99 Queen Victoria Street, London, EC4V 4EH	UK
35	Alfieri V. 1, Conegliano	Italy
36	Clarendon House, Two Church Street, Suite 104, Reid Street, Hamilton, HM 11	Bermuda
37	H. Heyerdahlsgate 1, Postboks 2020 Vika, Oslo, 0125	Norway
38	Ilzecka 26 Street, Warsaw, 02-135	Poland
39	Lerchenstrasse 16, Zurich, CH 8022	Switzerland
40	Madison Building, Midtown, Queensway	Gibraltar
41	Maples Corporate Services Limited, P.O. Box 309, 121 South Church Street, George Town, Grand Cayman, KY1-1104s	Cayman Islands
42	One Dockland Central, Guild Street, IFSC, Dublin 1	RoI
43	PO Box 230, Heritage Hall, Le Marchant Street, St Peter Port, GY1 4JH	Guernsey
44	Schuetzengassse 4, CH-8001 Zurich	Switzerland
45	Tirolerweg 8, Zug, CH- 6300	Switzerland
46	Verlengde Poolseweg 16, Breda, 4818CL	Netherlands
47	Victoria Place, 5th Floor, 31 Victoria Street, Hamilton, HM 10	Bermuda
48	Greencoat Capital, 5 The Peak, Wilton Road, London, Greater London, SW1V 1AN, England	UK
49	8 Sackville Street, London, W1S 3DG, England	UK
50	5/F Manulife Place, 348 Kwun Tong Road, Kowloon	Hong Kong
51	6 The Countryard, Buntsford Gate, Buntsford Drive , Bromsgrove, Worcestershire, B60 3DJ	UK
52	2nd floor, Palm Grove House, Road Town, Tortola	British Virgin Islands
53	18 Riversway Business Village, Navigation Way, Ashton-on Ribble, Preston, PR2 2YP	UK
54	c/o Apleona Real Estate Limited, Landscape House, Landscape Road, Churchtown, Dublin 14	RoI
55	IFC5, St.Helier, JE1 1ST	Jersey
56	Scottish Provident Building, 7 Donegall Square West, Belfast, BT1 6JH	UK
57	Stephenson House, 2 Cherry Orchard Road, Croydon, CR0 6BA, England	UK
58	4th Floor, State Buildings, 2 Arthur Place, Belfast, BT1 4HG, Northern Ireland	UK
59	Postboks 1400, Oslo, 0115	Norway
60	Dokkveien 1, NO-0250, Oslo	Norway
61	Les Echelons Court, Les Echelons, St Peter Port, GY1 1AR	Guernsey
62	City Gate House, 22 Southwark Bridge Road, London, SE1 9HB	UK
63	222 Bishopsgate, London EC2M 4QD	UK

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority guidance or non-GAAP financial measures in accordance with SEC regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

1. Total income excluding notable items

Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other volatile items which may distort period-on-period comparisons.

	2023 £m	2022 £m	2021 £m
Continuing operations			
Total income	**14,752**	13,156	10,429
Less notable items:			
Private Banking			
Consideration on the sale of the Adam & Company investment management business	**-**	-	54
Commercial & Institutional			
Fair value, disposal losses and asset disposals/ strategic risk reduction	**-**	(45)	(86)
Tax variable lease repricing	**-**	-	32
Own credit adjustments (OCA)	**(2)**	42	6
Tax interest on prior periods	**3**	-	-
Central items & other			
Loss on redemption of own debt	**-**	(161)	(138)
Effective interest rate adjustment as a result of redemption of own debt	**-**	(41)	-
Profit from insurance liabilities	**-**	92	-
Liquidity Asset Bond sale (losses)/gains	**(43)**	(88)	120
Share of associate (losses)/gains for Business Growth Fund	**(4)**	(22)	219
Property strategy update	**(69)**	-	(44)
Interest and foreign exchange management derivatives not in hedge accounting relationships	**79**	369	47
Foreign exchange recycling gains	**484**	-	-
Ulster Bank RoI fair value mortgage adjustments	**-**	(51)	-
Tax interest on prior periods	**(35)**	-	-
Ulster Bank RoI gain arising from the restructuring of structural hedges	**-**	-	35
	413	95	245
Total income excluding notable items	**14,339**	13,061	10,184

2. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Year ended 31 December 2023	Litigation and conduct costs £m	Other operating expenses £m	Statutory operating expenses £m
Continuing operations			
Staff expenses	**62**	**3,839**	**3,901**
Premises and equipment	**-**	**1,153**	**1,153**
Depreciation and amortisation	**-**	**934**	**934**
Other administrative expenses	**293**	**1,715**	**2,008**
Total	**355**	**7,641**	**7,996**
Year ended 31 December 2022			
Continuing operations			
Staff expenses	45	3,671	3,716
Premises and equipment	-	1,112	1,112
Depreciation and amortisation	-	833	833
Other administrative expenses	340	1,686	2,026
Total	385	7,302	7,687
Year ended 31 December 2021			
Continuing operations			
Staff expenses	-	3,676	3,676
Premises and equipment	-	1,133	1,133
Depreciation and amortisation	-	923	923
Other administrative expenses	466	1,560	2,026
Total	466	7,292	7,758

Non-IFRS financial measures continued

3. Cost:income ratio (excl. litigation and conduct)

NatWest Group uses cost:income ratio (excl. litigation and conduct) in the Outlook guidance. It is calculated as other operating expenses (total operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio calculated usingl operating expenses.

Year ended 31 December 2023	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	NatWest Group £m
Continuing operations					
Operating expenses	**2,828**	**685**	**4,091**	**392**	**7,996**
Less litigation and conduct costs	**(117)**	**(9)**	**(224)**	**(5)**	**(355)**
Other operating expenses	**2,711**	**676**	**3,867**	**387**	**7,641**
Total income	**5,931**	**990**	**7,421**	**410**	**14,752**
Cost:income ratio	**47.7%**	**69.2%**	**55.1%**	**nm**	**54.2%**
Cost:income ratio (excl. litigation and conduct)	**45.7%**	**68.3%**	**52.1%**	**nm**	**51.8%**
Year ended 31 December 2022					
Continuing operations					
Operating expenses	2,593	622	3,744	728	7,687
Less litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Other operating expenses	2,484	610	3,563	645	7,302
Total income	5,646	1,056	6,413	41	13,156
Cost:income ratio	45.9%	58.9%	58.4%	nm	58.4%
Cost:income ratio (excl. litigation and conduct)	44.0%	57.8%	55.6%	nm	55.5%
Year ended 31 December 2021					
Continuing operations					
Operating expenses	2,513	520	3,757	968	7,758
Less litigation and conduct costs	(76)	3	(111)	(282)	(466)
Other operating expenses	2,437	523	3,646	686	7,292
Total income	4,445	816	4,838	330	10,429
Cost:income ratio	56.5%	63.7%	77.7%	nm	74.4%
Cost:income ratio (excl. litigation and conduct)	54.8%	64.1%	75.4%	nm	69.9%

Non-IFRS financial measures continued

4. NatWest Group return on tangible equity

Return on tangible equity comprises profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure: return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Year ended or as at	
	31 December 2023 £m	31 December 2022 £m
Profit attributable to ordinary shareholders	**4,394**	3,340
Average total equity	**36,201**	38,210
Adjustment for other owners' equity and intangibles	**(11,486)**	(11,153)
Adjusted total tangible equity	**24,715**	27,057
Return on equity	**12.1%**	8.7%
Return on tangible equity	**17.8%**	12.3%

5. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends, paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

Year ended 31 December 2023	**Retail Banking**	**Private Banking**	**Commercial & Institutional**
Operating profit (£m)	**2,638**	**291**	**3,236**
Paid-in equity cost allocation (£m)	**(55)**	**(23)**	**(165)**
Adjustment for tax (£m)	**(723)**	**(75)**	**(768)**
Adjusted attributable profit (£m)	**1,860**	**193**	**2,303**
Average RWAe (£bn)	**57.8**	**11.4**	**107.0**
Equity factor	**13.5%**	**11.5%**	**14.0%**
Average notional equity (£bn)	**7.8**	**1.3**	**15.0**
Return on equity	**23.8%**	**14.8%**	**15.4%**
Year ended 31 December 2022			
Operating profit (£m)	2,824	436	2,547
Paid-in equity cost allocation (£m)	(80)	(15)	(187)
Adjustment for tax (£m)	(768)	(118)	(590)
Adjusted attributable profit (£m)	1,976	303	1,770
Average RWAe (£bn)	53.1	11.3	104.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.6
Return on equity	28.6%	24.5%	12.2%
Year ended 31 December 2021			
Operating profit (£m)	1,968	350	2,241
Preference share and paid-in equity cost allocation (£m)	(80)	(20)	(236)
Adjustment for tax (£m)	(529)	(92)	(501)
Adjusted attributable profit (£m)	1,359	238	1,504
Average RWAe (£bn)	36.0	11.2	106.0
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.2	1.4	13.8
Return on equity	26.1%	17.0%	10.9%

Non-IFRS financial measures continued

6. Bank net interest margin

Bank net interest margin is net interest income as a percentage of bank average interest-earning assets. Bank average interest earning assets are average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer presents net interest margin on a basis more comparable with UK peers and excludes the impact of regulatory driven factors. A reconciliation is shown below including a comparison to the nearest GAAP measure: net interest margin. This is net interest income as a percentage of average interest earning assets.

	Year ended		
	31 December 2023 £m	31 December 2022 £m	31 December 2021 £m
Continuing operations			
NatWest Group net interest income	**11,049**	9,842	7,535
Average interest earning assets (IEA)	**520,591**	544,162	519,304
Less liquid asset buffer average IEA	**(157,677)**	(198,927)	(192,036)
Bank average IEA	**362,914**	345,235	327,268
NatWest Group net interest margin	**2.12%**	1.81%	1.45%
Bank net interest margin	**3.04%**	2.85%	2.30%
Retail Banking			
Net interest income	**5,496**	5,224	4,074
Retail Banking average IEA	**222,174**	210,404	196,043
Less liquid asset buffer average IEA	**(16,730)**	(19,581)	(16,913)
Adjusted Retail Banking average IEA	**205,444**	190,823	179,130
Retail Banking net interest margin	**2.68%**	2.74%	2.27%
Private Banking			
Net interest income	**710**	777	480
Private Banking average IEA	**27,072**	29,308	27,224
Less liquid asset buffer average IEA	**(8,088)**	(10,221)	(8,949)
Adjusted Private Banking average IEA	**18,984**	19,087	18,275
Private Banking net interest margin	**3.74%**	4.07%	2.63%

	Year ended		
	31 December 2023 £m	31 December 2022 £m	31 December 2021 £m
Commercial & Institutional			
Net interest income	**5,044**	4,171	2,974
Commercial & Institutional average IEA	**244,445**	245,316	238,642
Less liquid asset buffer average IEA	**(112,931)**	(119,244)	(117,686)
Adjusted Commercial & Institutional average IEA	**131,514**	126,072	120,956
Commercial & Institutional net interest margin	**3.84%**	3.31%	2.46%

7. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	Year ended	
	31 December 2023	31 December 2022
Ordinary shareholders' interests (£m)	**33,267**	32,598
Less intangible assets (£m)	**(7,614)**	(7,116)
Tangible equity (£m)	**25,653**	25,482
Ordinary shares in issue (millions) (1)	**8,792**	9,659
TNAV per ordinary share	**292p**	264p

(1) At the General Meeting and Class Meeting on 25 August, the shareholders approved the proposed special dividend and share consolidation. On 30 August the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted. The number of ordinary shares in issue excludes own shares held.

Non-IFRS financial measures continued

8. Customer deposits excluding central items

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits.

Central items & other includes Treasury repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the expected reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

	2023 £bn	2022 £bn
Customer deposits	**431.4**	450.3
Less Central items & other	**(12.3)**	(17.4)
Customer deposits excluding central items	**419.1**	432.9

9. Net loans to customers excluding central items

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers.

Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers over 2022 as part of our withdrawal from the Republic of Ireland. This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

	2023 £bn	2022 £bn
Total loans to customers (amortised cost)	**381.4**	366.3
Less Central items & other	**(25.8)**	(19.6)
Net loans to customers excluding central items	**355.6**	346.7

10. Loan:deposit ratio (excl. repos and reverse repos)

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This is a common metric used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. A reconciliation is shown below including a comparison to the nearest GAAP measure: loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at		
	31 December 2023 £m	31 December 2022 £m	31 December 2021 £m
Loans to customers - amortised cost	**381,433**	366,340	358,990
Less reverse repos	**(27,117)**	(19,749)	(25,962)
Loans to customers - amortised cost (excl. reverse repos)	**354,316**	346,591	333,028
Customer deposits	**431,377**	450,318	479,810
Less repos	**(10,844)**	(9,828)	(14,541)
Customer deposits cost (excl. repos)	**420,533**	440,490	465,269
Loan:deposit ratio	**88%**	81%	75%
Loan:deposit ratio (excl. repos and reverse repos)	**84%**	79%	72%

11. Loan impairment rate

Loan impairment rate is the loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

	Year ended	
	31 December 2023	31 December 2022
Loan impairment charge/(release) (£m)	**578.0**	337
Gross customer loans (£bn)	**384.9**	369.7
Loan impairment rate	**15bps**	9bps

Non-IFRS financial measures continued

12. Funded assets

Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

	As at	
	31 December 2023 £m	31 December 2022 £m
Total assets	**692,673**	720,053
Less derivative assets	**(78,904)**	(99,545)
Funded assets	**613,769**	620,508

13. AUMA

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment.

AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.

AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUAMA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer directly impacts the level of investment income that we receive.

14. AUM net flows

AUM net flows refers to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). AUM net flows excludes the impact of European Economic Area (EEA) resident client outflows following the UK's exit from the EU and Russian client outflows since Q1 2022.

AUM net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional Banking.

15. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

16. Third party rates

Third party customer asset rate is calculated as interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.

17. Climate and sustainable funding and financing

The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. We have a target to provide £100 billion of climate and sustainable funding and financing between the 1 of July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with EPC ratings A and B between 1 January 2023 and the end of 2025.



Serving our customers every day

Additional information

The Capital Requirements (Country by Country Reporting) Regulations (Audited)

This report has been prepared for NatWest Group to comply with the Capital Requirements (Country by Country Reporting) Regulations 2013 which implement Article 89 of the Capital Requirements Directive IV.

This report shows the income, profit/(loss) before tax, tax paid/(received), average and spot employee numbers on a full-time equivalent basis for the entities located in the countries in which we operate.

Country

Each subsidiary or branch is allocated to the country in which it is resident for tax purposes. The data is consolidated for all the subsidiaries and branches allocated to each country.

Income and profit/(loss) before tax

Income includes internal service fee income from other countries, which is eliminated on consolidation for accounting purposes and is shown as an elimination from total income in the tables below. Income and profit/(loss) totals are reported in Note 4 within the Geographical segments table.

Tax paid/(received)

Tax paid/(received) disclosed under CRD IV relates to corporation tax.

Corporation tax paid represents net cash taxes paid to/(received) from the tax authorities in each jurisdiction.

Corporation tax paid is reported on a cash basis as opposed to an accounting basis and therefore does not necessarily have a direct correlation to the reported profits or losses arising in the year. For example, in certain jurisdictions taxable profits may be reduced as a result of the offset of tax losses brought forward from prior years; or tax payments may be calculated with reference to prior year profits.

Full time equivalent employees (FTEs)

FTEs are allocated to the country in which they are primarily based for the performance of their employment duties. The figures disclosed represent the average number of FTEs, including temporary staff, in each country during the period. The FTEs, including temporary staff, at 31 December 2023, have been added for completeness.

Public subsidies received

No public subsidies were received during the period.

The Capital Requirements (Country by Country Reporting Regulations) (Audited) continued

NatWest Group Country-by-Country tax breakdown 2023

Country	Income (1,2) £m	Profit/(loss) before tax (1) £m	Tax paid/ (received) £m	Headcount: Average FTE including temporary staff	Headcount: FTE including temporary staff as at the year end 31 December 2023
UK	13,669	5,771	954	40,215	39,973
Guernsey	184	138	9	94	92
Isle of Man	99	27	2	373	361
Jersey	541	260	15	774	778
UK region (3)	14,493	6,196	980	41,456	41,204
Finland	16	12	3	6	7
France	34	(1)	3	67	66
Germany	77	24	1	117	108
Gibraltar	48	24	4	66	66
Greece	(1)	(1)	1	1	1
Republic of Ireland	-	(542)	-	1,096	380
Italy	10	1	1	19	22
Luxembourg	146	108	1	73	76
Netherlands	171	84	-	122	124
Norway	6	5	1	-	-
Poland	79	7	-	1,552	1,492
Spain	-	-	(1)	-	-
Sweden	16	8	3	40	42
Switzerland	139	9	2	285	298
Turkey	2	1	-	2	2
Europe region (3)	743	(261)	19	3,446	2,684
USA	146	44	-	269	276
Cayman Islands	-	1	-	-	-
US region (3)	146	45	-	269	276
Hong Kong	2	5	-	3	-
India	464	63	33	16,327	16,944
Japan	23	3	1	36	34
Singapore	55	15	-	114	111
Asia Pacific region (3)	544	86	34	16,480	17,089
UK region	14,493	6,196	980	41,456	41,204
Europe region	743	(261)	19	3,446	2,684
US region	146	45	-	269	276
Rest of World region	544	86	34	16,480	17,089
Global total	15,926	6,066	1,033	61,651	61,253
Elimination of internal service fee income	(1,168)	-	-	-	-
Global total	14,758	6,066	1,033	61,651	61,253

For the notes to this table refer to the following page.

The Capital Requirements (Country by Country Reporting Regulations) (Audited) continued

NatWest Group Country-by-Country tax breakdown 2022

				Headcount	
Country	Income (1,2) £m	(Loss)/profit before tax (1) £m	Tax paid/ (received) £m	Average FTE including temporary staff	FTE including temporary staff as at the year end 31 December 2022
UK	12,568	5,401	1,172	40,003	40,418
Guernsey	166	130	4	90	93
Isle of Man	77	25	(1)	357	369
Jersey	359	160	7	717	754
UK region (3)	13,170	5,716	1,182	41,167	41,634
Finland	15	13	3	4	5
France	38	2	-	61	66
Germany	25	(10)	1	105	118
Gibraltar	41	23	-	65	70
Greece	-	(1)	-	1	1
Republic of Ireland	(409)	(1,024)	2	1,919	1,792
Italy	10	1	(3)	16	16
Luxembourg	79	53	2	62	69
Netherlands	142	51	-	117	114
Norway	4	4	1	-	-
Poland	55	1	-	1,445	1,536
Spain	1	-	-	2	-
Sweden	22	11	3	34	34
Switzerland	112	(7)	3	277	278
Turkey	2	1	-	2	2
Europe region (3)	137	(882)	12	4,110	4,101
USA	95	(46)	1	268	260
US region (3)	95	(46)	1	268	260
Hong Kong	1	1	-	6	6
India	414	51	28	14,480	15,703
Japan	17	3	-	39	39
Singapore	65	27	-	108	114
Asia Pacific region (3)	497	82	28	14,633	15,862
UK region	13,170	5,716	1,182	41,167	41,634
Europe region	137	(882)	12	4,110	4,101
US region	95	(46)	1	268	260
Rest of World region	497	82	28	14,633	15,862
Global total	13,899	4,870	1,223	60,178	61,857
Elimination of internal service fee income	(1,038)	-	-	-	-
Global total	12,861	4,870	1,223	60,178	61,857

(1) A full list of NatWest Group's subsidiaries names, nature of activities and geographical locations is available in Note 12 of the parent company accounts.
(2) The figures for 2022 have been re-presented to include the internal service fee income from other countries.
(3) Includes internal service fee income of £489 million for UK region (2022 - £444 million), £232 million for Europe region (2022 - £194 million), £3 million for US region (2022 - £1 million) and £444 million for Asia Pacific region (2022 - £399 million)
(4) The amounts shown above are presented to the nearest million and as a result any amounts less than £0.5 million have been rounded to zero.
(5) The information above is presented on a gross reporting basis and includes results from discontinued operations. The results from discontinued operations are included in the Republic of Ireland totals, increase in income: £6 million; loss before tax: £112 million; tax paid: nil; subsidies received: nil; average headcount: 130; headcount as at 31 December 2023: nil (2022 - Decrease in income: £295 million; loss before tax: £262 million; tax paid: nil; subsidies received: nil; average headcount: 531; headcount as at 31 December 2022 - 396).

Risk factors

Principal Risks and Uncertainties

Set out below are certain risk factors that could have a material adverse effect on NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities. These risk factors are broadly categorised and should be read in conjunction with other risk factors in this section and other parts of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group.

Economic and political risk

NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments.

As a principally UK-focused banking group, NatWest Group is affected by global economic and market conditions and is, particularly exposed to those conditions in the UK. Uncertain and volatile economic conditions can create a challenging operating environment for financial services companies such as NatWest Group. The outlook for the UK and the global economy is affected by many factors including: GDP growth, inflation and changing interest rates, changing asset prices (including residential and commercial property), energy prices, supply chain disruption, and changes to monetary and fiscal policy.

These conditions could be exacerbated by a number of factors including: instability in the UK and/or global financial systems, market volatility and change, fluctuations in the value of the pound sterling, new or extended economic sanctions, economic volatility in the UK or globally, volatility in commodity prices, political uncertainty or instability (for example the upcoming US presidential election and the UK general election to take place before February 2025), or concerns regarding sovereign debt or sovereign credit ratings, changing demographics in the markets that NatWest Group and its customers serve, increasing social and other inequalities, rapid changes to the economic environment due to the adoption of technology, automation, artificial intelligence, or due to climate change and/or other sustainability-related risks. Refer to '*Changes in interest rates will continue to affect NatWest Group's business and results*' and '*Fluctuations in currency exchange rates may adversely affect NatWest Group's results and financial condition*'.

NatWest Group is also exposed to risks arising out of geopolitical events or political developments that may hinder economic or financial activity levels. Political, military or diplomatic events, geopolitical tensions, armed conflict (for example the Russia-Ukraine and Israel-Hamas conflicts), terrorist acts or threats, protectionist policies or trade barriers, widespread public health crises, related potential adverse effects on supply chains and the responses to any of the above scenarios by various governments and markets, could negatively affect the business and performance of NatWest Group, including as a result of the direct or indirect impact on UK, regional or global trade and/or NatWest Group's customers and counterparties.

In recent years, the UK has experienced significant political uncertainty and a general election will take place before February 2025. Heightened political uncertainty could lead to a loss of confidence in the UK that could, in turn, negatively impact the economy and companies operating in the UK. NatWest Group also faces political uncertainty in Scotland as a result of a possible Scottish independence referendum. Scottish independence may adversely affect NatWest Group plc both in relation to its entities incorporated in Scotland and in other jurisdictions. Any changes to Scotland's relationship with the UK or the EU may adversely affect the environment in which NatWest Group plc and its subsidiaries operate and may require further changes to NatWest Group, independently or in conjunction with other mandatory or strategic structural and organisational changes, any of which could adversely affect NatWest Group. Refer to '*Continuing uncertainty regarding the effects and extent of the UK's post Brexit divergence from EU laws and regulation, and NatWest Group's post Brexit EU operating model may adversely affect NatWest Group and its operating environment*'.

The value of NatWest Group's own and other securities may be materially affected by economic and market conditions. Market volatility, illiquid market conditions and disruptions in the financial markets may make it very difficult to value certain of NatWest Group's own and other securities, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group's own and other securities, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by, or resulting in, rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously (and often automatically) and on a large scale, increasing NatWest Group's counterparty risk. NatWest Group's risk management and monitoring processes seek to quantify and mitigate NatWest Group's exposure to extreme market moves.

Risk factors continued

However, market events have historically been difficult to predict, and NatWest Group, its customers and its counterparties could realise significant losses if extreme market events were to occur.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Changes in interest rates will continue to affect NatWest Group's business and results.

NatWest Group's performance is affected by changes in interest rates. Benchmark overnight interest rates, such as the UK base rate, increased in 2023, although forward rates at 31 December 2023 suggested interest rates may begin to fall in 2024.

Stable interest rates support predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates may adversely affect NatWest Group. Further, volatility in interest rates may result in unexpected outcomes both for interest income and asset and liability valuations which may adversely affect NatWest Group. For example, unexpected movements in spreads between key benchmark rates such as sovereign and swap rates may in turn affect liquidity portfolio valuations. In addition, unexpected sharp rises in rates may also have negative impacts on some asset and derivative valuations.

Furthermore, customer and investor responses to rapid changes in interest rates can have an adverse effect on NatWest Group. For example, customers may make deposit choices that provide them with higher returns than those then being offered by NatWest Group, and NatWest Group may not respond with competitive products as rapidly, for example following an interest rate change, which may in turn decrease NatWest Group's net interest income.

Movements in interest rates also influence and reflect the macroeconomic situation more broadly, affecting factors such as business and consumer confidence, property prices, default rates on loans, customer behaviour (which may adversely impact the effectiveness of NatWest Group's hedging strategy) and other indicators that may indirectly affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Fluctuations in currency exchange rates may adversely affect NatWest Group's results and financial condition.

Decisions of central banks (including the Bank of England, the European Central Bank (ECB) and the US Federal Reserve) and political or market events, which are outside NatWest Group's control, may lead to sharp and sudden fluctuations in currency exchange rates.

Although NatWest Group is principally a UK-focused banking group, it is subject to structural foreign exchange risk from capital deployed in NatWest Group's foreign subsidiaries, branches and other strategic equity shareholdings. NatWest Group also relies on issuing securities in non-sterling currencies, such as US dollars and euros, that assist in meeting NatWest Group's MREL requirements. In addition, NatWest Group conducts banking activities in non-sterling currencies (for example, loans, deposits and dealing activity) which affect its revenue. NatWest Group also uses service providers based outside of the United Kingdom for certain services and as a result certain operating results are subject to fluctuations in currency exchange rates.

NatWest Group maintains policies and procedures designed to manage the impact of its exposure to fluctuations in currency exchange rates.

Nevertheless, changes in currency exchange rates, particularly in the sterling-US dollar and sterling-euro rates, may adversely affect various accounting and financial metrics including, the value of assets, liabilities (including the total amount of MREL-eligible instruments), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, reputation, and/or its ability to meet regulatory capital adequacy requirements.

Continuing uncertainty regarding the effects and extent of the UK's post Brexit divergence from EU laws and regulation, and NatWest Group's post Brexit EU operating model may adversely affect NatWest Group and its operating environment.

As a result of the UK's withdrawal from the EU, certain aspects of the services provided by NatWest Group require local licences or individual equivalence decisions (temporary or otherwise) by relevant regulators. In late 2021 the European Commission proposed legislation that would require non-EU firms to establish a branch or subsidiary in the EU before providing 'banking services' in the EU. When these proposals become law all 'banking services' provided by NatWest Group in the EU may be licensable activities in each EU member state in which it provides such services and member states may not be permitted to offer bilateral permissions to financial institutions outside the EU allowing them to provide such 'banking services', except in limited circumstances.

NatWest Group continues to evaluate its EU operating model, making adaptations as necessary. Changes to NatWest Group's EU operating model have been, and may continue to be, costly and failure to receive regulatory permissions and/or further changes to its business operations, product offering, customer engagement, and regulatory requirements could result in further costs and/or regulatory sanction.

The long-term effects of Brexit and the uncertainty regarding NatWest Group's EU operating model may adversely affect NatWest Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. The long-term effects of Brexit may also be exacerbated by wider UK and global macroeconomic trends and events.

Risk factors continued

Uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law. For example, bank regulation in the UK may diverge from European bank regulation following the enactment of the Financial Services and Markets Act 2023 ('FSMA 2023') and the Retained EU Law (Revocation and Reform) Act 2023. In particular, FSMA 2023 provides for the revocation of Retained EU Law relating to financial services regulation but sets out that this process will likely take a number of years and that the intention is that specific retained EU laws will not be revoked until such time as replacement regulatory rules are in place. The actions taken by regulators in response to any new or revised bank regulation and other rules affecting financial services, may adversely affect NatWest Group, including its business, non-UK operations, group structure, compliance costs, intragroup arrangements and capital requirements.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group's shares held by HM Treasury may affect the price of NatWest Group securities.

In its Autumn Statement 2023 (presented on 22 November 2023), the UK Government confirmed its commitment to exiting its shareholding in NatWest Group plc, subject to market conditions. It also stated that it "intends to fully exit by 2025-26 utilising a range of disposal methods" and "will explore options to launch a share sale to retail investors in the next twelve months, subject to supportive market conditions".

NatWest Group plc has most recently: (i) carried out a directed buyback of NatWest Group plc ordinary shares from HM Treasury in May 2023, and (ii) made purchases under NatWest Group plc's on-market buyback programmes announced in July 2023 and February 2024. NatWest Group plc may participate in similar directed or on-market buybacks in the near- and medium-term future. As at 8 January 2024, HM Treasury held 36.94% of the ordinary share capital with voting rights of NatWest Group plc. Achievement of the UK Government's Autumn Statement 2023 objective is likely to entail it selling a significant number of NatWest Group plc's shares. The precise timing, method and extent of further HM Treasury's disposal of NatWest Group plc's shares may be driven by economic as well as other considerations and is uncertain, which could result in a prolonged period of price volatility for NatWest Group plc's ordinary shares and its (and NatWest Group's) other securities.

Any offers or sales of a substantial number of ordinary shares in NatWest Group plc by HM Treasury (including at a discount or with other incentives), market expectations about these offers or sales, or perceptions about the success or failure of any offers or sales (including for example, media or public attention on any such offering or post-offer share price performance), and any directed, on- or off-market buyback activity by NatWest Group plc, could affect the prevailing market price for the outstanding ordinary shares of NatWest Group plc and, in the case of a directed, on- or off-market buyback, could reduce NatWest Group plc's capital and liquidity, which may have an adverse effect on NatWest Group.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, for as long as HM Treasury remains NatWest Group plc's largest single shareholder, HM Treasury and UK Government Investments Limited ('UKGI') (as manager of HM Treasury's shareholding) could exercise a significant degree of influence over NatWest Group including: the election or removal of directors, the appointment or removal of senior management, NatWest Group's capital strategy, dividend policy, remuneration policy or the conduct of NatWest Group's operations. HM Treasury or UKGI's approach largely depends on government policy, which could change.

The manner in which HM Treasury or UKGI exercises HM Treasury's rights as NatWest Group's largest single shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy, which may in turn adversely affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Strategic risk

NatWest Group continues to implement its strategy, which carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes.

NatWest Group continues to implement its strategy, which is intended to reflect the rapidly shifting environment and backdrop of significant disruption in society driven by technology and changing customer expectations. Further, shifting trends include digitalisation, decarbonisation, automation, artificial intelligence, e-commerce and hybrid working, each of which has resulted in significant market volatility and change. There is also increasing investor, employee, stakeholder, regulatory and customer scrutiny regarding how businesses address these changes and related environmental challenges, including climate change, biodiversity and other sustainability issues, including how NatWest Group supports its customers' transition to net zero, is tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management.

In recent years, as part of its strategy, NatWest Group has refocused its NatWest Markets business, and has also created the Commercial & Institutional business segment. This business segment combines the previously separately reporting Commercial, NatWest Markets and RBS International businesses to form a single business segment, which focuses on serving Commercial & Institutional customers. It was created to promote closer operational and strategic alignment to support growth, with more integrated services to customers across NatWest Group entities within and outside the ring-fenced banks, with the potential increased risk of breach of the UK ring-fencing regime requiring effective conflicts of interest policies.

Risk factors continued

Many factors may adversely impact the successful implementation of NatWest Group's strategy and the delivery of its intended benefits, including:

- macroeconomic challenges including GDP growth, inflation, changing interest rates, changing asset prices (including residential and commercial property), energy prices, supply chain disruption, changes to monetary and fiscal policy, and the impact of armed conflict, which may adversely affect NatWest Group's customers, and which could in turn impact adversely certain strategic initiatives and new venture opportunities for NatWest Group;
- changing customer expectations and behaviour in response to macroeconomic conditions or developments, technology and other factors which could reduce the profitability, competitiveness, or volume of the services NatWest Group offers;
- the rapid emergence and rapid deployment of new technologies (such as artificial intelligence, quantum computing, blockchain and digital currencies) resulting in a potential shift across the market towards products and services that are not part of NatWest Group's core offering today;
- increased competitive threats from incumbent banks, fintech companies, large technology conglomerates and other new market entrants (including those that emerge from mergers and consolidations) who may have competitive advantages in terms of scale, technology and customer engagement;
- uncertainties regarding, or changes by, the senior leadership of NatWest Group; and
- changes to the regulatory environment and associated requirements which could lead to shifts in operating cost and regulatory capital requirements, that impact NatWest Group's product offerings and business models (refer to '*NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group; and NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.*')

Delivery of NatWest Group's strategy will require:

- maintaining effective governance, procedures, systems and controls giving effect to NatWest Group's strategy;
- managing a broad range of risks and opportunities related to changes in the macroeconomic environment, customer expectations and behaviour, technology, regulation and competition alongside the emerging risks and opportunities associated with climate and other sustainability-related areas;
- achieving a number of financial, capital and operational targets and expectations within the relevant timeframe, or at all; and
- continued cost-controlling measures, which may result in provisions in connection to a lower NatWest Group's cost base, may divert investment from other areas, and may vary considerably from year to year.

In pursuing its strategy, NatWest Group may not be able to successfully: (i) implement some or all aspects of its strategy; (ii) meet any or all of the related targets or expectations of its strategy; and otherwise realise the anticipated benefits of its strategy, in a timely manner, or at all; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative. The scale and scope of its strategy and the intended changes continue to present material business, operational and regulatory (including compliance with the UK ring-fencing regime), conflicts, legal, execution, IT system, cybersecurity, internal culture, conduct and people risks to NatWest Group. Implementing changes and strategic actions, including in respect of any growth initiatives, requires the effective application of robust governance and controls frameworks and robust IT systems and there is a risk that NatWest Group may not be successful in all these respects. The ongoing implementation of NatWest Group's strategy could result in materially higher costs than initially contemplated (including due to material uncertainties and factors outside of NatWest Group's control) and may not be completed as planned (both in terms of substantive targets and timing), or at all. This could lead to additional management actions by NatWest Group.

Each of these risks, and others identified in these Principal Risks and Uncertainties, individually or collectively could jeopardise the implementation and delivery of NatWest Group's strategy, impact NatWest Group's products and services offering, its reputation with customers or business model and adversely affect NatWest Group's ability to deliver its strategy and meet its targets and guidance.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Acquisitions, divestments, other strategic transactions and/or the withdrawal from the Republic of Ireland by NatWest Group may not be successful, and consolidation or fragmentation of the financial services industry may adversely affect NatWest Group.

The financial services industry is experiencing continued competitive pressure resulting from technological advancement that disrupts traditional business models and from incumbent banks, fintech companies, large technology conglomerates and other new market entrants. To compete effectively, NatWest Group may decide, as part of its strategy, to undertake acquisitions, investments, the purchase of assets and liabilities, divestments, restructurings, reorganisations, joint ventures and other strategic partnerships, as well as other transactions and initiatives.

In addition, NatWest Group may decide to grow its business through these transactions and initiatives to, amongst others: (i) enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; and/or (iv) enter new markets or enhance its presence in existing markets.

Risk factors continued

In pursuing its strategy, NatWest Group may not fully realise the expected benefits and value from the above-mentioned transactions and initiatives in the time, or to the degree, anticipated, or at all. In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or rely on assumptions underlying the business plans supporting the valuation of a target transaction or initiative that may prove inaccurate, for example, regarding synergies and expected commercial demand; (ii) fail to successfully integrate any acquired businesses, investment, joint-venture or assets (including in respect of technologies, existing strategies, products, governance, systems and controls, and human capital) or to successfully divest or restructure a business; (iii) fail to retain key employees, customers and suppliers of any acquired or restructured business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals; and (vii) compete with existing larger banks or financial institutions (and those that emerge from mergers and consolidations) or other larger entities offering financial services products that may have more bargaining power in negotiations than NatWest Group. Accordingly, NatWest Group may not be successful in changing its business and any particular transaction may not succeed, may be limited in scope or scale (including due to NatWest Group's current ownership structure) and may not conclude on the terms contemplated, or at all.

For example, in the context of divestments, the remaining phases of NatWest Group's phased withdrawal from ROI entails commercial, operational, reputational, legal and execution risks, as it will require transfers of business, assets and liabilities. These risks include: (i) inability to return capital from Ulster Bank Ireland DAC to its parent or additional costs for its parent; (ii) higher than anticipated recognition of disposal losses as part of the orderly run-down of certain loan portfolios; (iii) execution risks and additional operational expense and resource to facilitate exit; (iv) the inability to obtain necessary approvals and/or support from governmental authorities, regulators and/or other stakeholders; (v) potential loss of colleagues; (vi) regulatory risk, including in relation to prudential, conduct and other regulatory requirements; (vii) brand and/or reputational risks and stakeholder scrutiny about the phased withdrawal from ROI. These risks and uncertainties may result in the withdrawal costing more, taking more time, being more complex or harder to mitigate than currently estimated. These risks and other divestment risks may have a material adverse effect on NatWest Group's future results, financial condition, prospects, reputation, or its ability to complete its phased withdrawal from ROI.

Continued competitive pressure in the financial services industry from both established and new market entrants such as technology companies, may have a negative impact on NatWest Group's business. Existing larger banks or financial institutions (and those that emerge from mergers and consolidations) or other larger entities offering financial services products may have more bargaining power in negotiations than NatWest Group and therefore may be in a position to extract more advantageous terms than NatWest Group. Refer to '*NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption*'.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

The transfer of NatWest Group's Western European corporate portfolio involves certain risks.

To improve efficiencies and best serve customers following Brexit, NatWest Group expects that certain of its assets, liabilities, transactions and activities (including NatWest Group's Western European corporate portfolio principally consisting of term funding and revolving credit facilities), may be: (i) transferred from the ring-fenced subgroup of NatWest Group to NWM Group and/or (ii) transferred to the ring-fenced subgroup of NatWest Group from NWM Group, subject to regulatory and customer requirements. The timing, success and quantum of any of these transfers remain uncertain as is the impact of these transactions on its results of operations.

As a result, this may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Financial resilience risk

NatWest Group may not achieve its ambitions, targets, guidance it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

As part of NatWest Group's strategy, it has set a number of financial, capital and operational targets including in respect of its: CET1 ratio target, MREL targets, return on tangible equity (ROTE), funding plans and requirements, employee engagement, diversity and inclusion as well as climate-related targets (including its climate and sustainable funding and financing targets) and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). Refer to '*NatWest Group continues to implement its strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.*'

NatWest Group's ability to meet its ambitions, targets and guidance and make discretionary capital distributions is subject to various internal and external factors, risks and uncertainties. These include but are not limited to: UK and global macroeconomic, political, market and regulatory uncertainties, operational risks and risks relating to NatWest Group's business model and strategy (including risks associated with climate and other sustainability-related issues), competitive pressures, and litigation, governmental actions, investigations and regulatory matters. If assumptions, judgements and estimates (for example about future economic conditions) prove to be incorrect NatWest Group may not achieve any or all or its ambitions, targets, or guidance.

In addition, as NatWest Group plc is a non-operating holding company, its source of income is from its operating subsidiaries that hold the principal assets and operations of NatWest Group and its ability to continue to make capital distributions (including dividends to shareholders) is therefore subject to such subsidiaries' financial performance, and their respective ability to make capital distributions directly or indirectly to NatWest Group plc which, in certain cases, could also be restricted by applicable laws, regulations and other requirements.

Risk factors continued

Refer to '*NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption and geopolitical developments*.'

Any failure of NatWest Group to achieve ambitions, targets or guidance, or make discretionary capital distributions may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption.

The markets within which NatWest Group operates are highly competitive. NatWest Group expects competition to continue and intensify in response to various changes including: evolving customer behaviour, technological changes (including digital currencies and other instruments, stablecoins and the growth of digital banking, such as from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new (or more competitive) banking, lending and payment products and services offered by rapidly evolving incumbents, challengers (including shadow banks and alternative lenders, i.e. entities which carry out activities of a similar nature to banks but without the same regulatory oversight) and new entrants such as technology companies (which may result in a shift in customer behaviour) and the introduction of disruptive technology, may impede NatWest Group's ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail and commercial and institutional banking segments. Moreover, innovations such as biometrics, artificial intelligence (including generative artificial intelligence), automation, the cloud, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

Some of these trends have been catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking, 'Open Finance' and other remedies imposed by the Competition and Markets Authority ('CMA'), which are designed to further promote competition within the financial sector (including banking). The competition enhancing measures under NatWest Group's independently administered Alternative Remedies Package (ARP) benefit grant recipients and eligible competitors. The ARP may be more costly than anticipated and may adversely affect NatWest Group's competitive position and/or reputation. Failure to comply with the terms of the ARP scheme could result in the imposition of additional measures or limitations on NatWest Group's operations, additional supervision by NatWest Group's regulators, and loss of investor confidence.

Increasingly, many of the products and services offered by NatWest Group are, and will become, more technology intensive, including through digitalisation and the use of artificial intelligence. For example, NatWest Group has invested in a number of fintech ventures, including Mettle, FreeAgent, Tyl, Rapid Cash, Rooster Money, Vodeno and Cushon. NatWest Group's ability to develop or acquire such digital solutions (which also need to comply with applicable and evolving regulations) and their integration in NatWest Group's systems and controls has become increasingly important to retaining and growing NatWest Group's competitiveness, market share and customer-facing businesses in the UK or elsewhere. There is a risk that NatWest Group's innovation strategy, which includes investment in its IT capability intended to address the material increase in customer and merchant use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks will be successful or that it will allow NatWest Group to successfully offer innovative products and services in the future. For example, NatWest Group's current or future competitors may be more successful than NatWest Group in implementing technologies for delivering products or services to their customers, which may adversely affect its competitive position. NatWest Group may also fail to identify future opportunities or fail to derive benefits from technologies in a context of technological innovation, changing customer behaviour and changing regulatory demands, resulting in increased competition from traditional banking businesses as well as new providers of financial services, including technology conglomerates with strong brand recognition, that may be able to develop financial services at a lower cost base.

NatWest Group's competitors may also be better able to attract and retain customers and key employees, may have more effective IT systems, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research-led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given NatWest Group's focus on cost efficiencies. This could affect NatWest Group's ability to offer innovative products or technologies for delivering products or services to customers and its competitive position.

Furthermore, the development of innovative products depends on NatWest Group's ability to effectively produce, acquire, or manage underlying high-quality data, failing which its ability to offer innovative products may be compromised.

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and rolled out in a timely manner; it will lose market share, incur losses on some or all of its initiatives and lose opportunities for growth. In this context, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through automated processes and artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is not used appropriately, is defective, inadequate or is not fully integrated into NatWest Group's current solutions, systems and controls. There can be no certainty that such initiatives will deliver the expected cost savings and investment in technology (including automated processes and artificial intelligence) will likely also result in increased costs for NatWest Group.

Risk factors continued

In addition, the implementation of NatWest Group's strategy (including in relation to acquisitions, divestments, reorganisations and/or partnerships), delivery on its climate ambition, cost-controlling measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively. Intensified competition from incumbents, challengers and new entrants as well as disintermediation by large technology companies could affect NatWest Group's ability to maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group's strategic initiatives. Furthermore, continued consolidation or technological or other developments in the financial services industry could result in NatWest Group's competitors gaining greater capital and other resources, including the ability to offer a broader and more attractive or better value range of products and services and geographic diversity, or the emergence of new competitors.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.

NatWest Group has exposure to many different sectors, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group's businesses. NatWest Group's lending strategy and associated processes and systems may fail to identify, anticipate or quickly react to weaknesses or risks in a particular sector, market, borrower or counterparty, or NatWest Group's credit risk appetite relative to competitors, or fail to appropriately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact NatWest Group's profitability. Refer to '*Risk and capital management — Credit Risk*'.

The credit quality of NatWest Group's borrowers and other counterparties may be affected by UK and global macroeconomic and political uncertainties, prevailing economic and market conditions. These include factors relating to interest rates and inflation, changing asset prices (including residential and commercial property), energy prices, supply chain disruption, changes to monetary and fiscal policy, the impact of armed conflict, and the legal and regulatory landscape in the UK and countries where NatWest Group is exposed to credit risk. Any further deterioration in these conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights, increasing credit risk.

Any increase in drawings upon credit facilities may also increase NatWest Group's RWAs. In addition, the level of household indebtedness (on a per capita basis) in the UK remains high. The ability of households and businesses to service their debts could be worsened by a period of high unemployment, or high interest rates or inflation, particularly if prolonged.

NatWest Group may be affected by volatility in property prices (including as a result of UK political or economic conditions) given that NatWest Group's mortgage loan and wholesale property loan portfolios as at 31 December 2023 amounted to £239.5 billion, representing 61% of NatWest Group's total loan exposure. If property prices in the UK were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group's credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions, regulatory intervention, or other applicable laws, or if it is liquidated at prices not sufficient to recover the net amount outstanding to NatWest Group after accounting for any IFRS 9 provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

NatWest Group is exposed to the financial sector, including sovereign debt securities, financial institutions, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Concerns about, or a default by, a financial institution or intermediary could lead to significant liquidity problems and losses or defaults by other financial institutions or intermediaries, since the commercial and financial soundness of many financial institutions and intermediaries is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty or borrower may lead to market-wide liquidity problems and losses for NatWest Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a regular basis. Refer to '*NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.*'

As a result, adverse changes in borrower and counterparty credit risk may cause additional impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions. If NatWest Group experiences losses and a reduction in profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to write-downs.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes.

Risk factors continued

Refer to 'Risk and capital management – Credit Risk'. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgements used in the MES and ECL assessment at 31 December 2023 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group.

Due to NatWest Group's exposure to the financial industry, it also has exposure to shadow banking entities. NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, and/or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect NatWest Group.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group assisted customers with a number of initiatives including NatWest Group's participation in BBLS, CBILS and CLBILS products. NatWest Group sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS, CBILS or CLBILS or the enforcing or pursuing repayment of BBLS, CBILS and CLBILS (or a failure to exercise forbearance), which may have an adverse effect on NatWest Group's reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgements, settlements, penalties, fines, or removal of recourse to the government guarantee provided under those schemes for impacted loans.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.

Liquidity and the ability to raise funds continues to be a key area of focus for NatWest Group and the industry as a whole. NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate liquidity and funding resources. To satisfy its liquidity and funding requirements, NatWest Group may therefore access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2023, NatWest Group plc subsidiaries held £453.6 billion in deposits from banks and customers.

The level of deposits may fluctuate due to factors outside NatWest Group's control, such as a loss of customers, loss of customer and/or investor confidence (including in individual NatWest Group entities and as a result of volatility in the financial industry), changes in customer behaviour, changes in interest rates, government support, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group's deposits could, particularly if accompanied by one or more of the other factors mentioned above, adversely affect NatWest Group's ability to satisfy its liquidity or funding needs, or comply with its related regulatory requirements. In turn, this could require NatWest Group to adapt its funding plans or change its operations.

Macroeconomic developments, political uncertainty, changes in interest rates, and market volatility could affect NatWest Group's ability to access sources of liquidity and funding on satisfactory terms, or at all. This may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements. As a result, NatWest Group and its subsidiaries could be required to change their funding plans. This could exacerbate funding and liquidity risk, which may adversely affect NatWest Group.

As at 31 December 2023, NatWest Group plc's liquidity coverage ratio was 144% and net stable funding ratio was 133%. If its liquidity position and/or funding were to come under stress, and if NatWest Group were unable to raise funds through deposits, in the debt capital markets or through other reliable funding sources, on acceptable terms, or at all, its liquidity position would likely be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, and/or to fund new loans, investments and businesses or make capital distributions to its shareholders.

If, under a stress scenario, the level of liquidity falls outside of NatWest Group's risk appetite, there are a range of recovery management actions that NatWest Group could take to manage its liquidity levels, but any such actions may not be sufficient to restore adequate liquidity levels and the related implementation may have adverse consequences for NatWest Group's operations. Under the EU Bank Recovery and Resolution Directives I and II (BRRD), as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group's applicable liquidity requirements may trigger the application of NatWest Group's recovery plan to attempt to remediate a deficient liquidity position.

NatWest Group may need to liquidate assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell its assets, at attractive prices, or at all, which may adversely affect NatWest Group's liquidity.

Risk factors continued

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate levels of capital provide NatWest Group with financial flexibility specifically in its core UK operations in the face of turbulence and uncertainty in the UK and the global economy. Adequate levels of capital also enable NatWest Group plc to make discretionary capital distributions (including dividends to shareholders) and undertake buybacks of its shares.

As at 31 December 2023, NatWest Group plc's CET1 ratio was 13.4% and is targeting a CET1 ratio of 13-14%. NatWest Group plc's target CET1 ratio is based on a combination of its views on the appropriate level of capital and its actual and expected regulatory requirements and internal modelling, including stress scenarios and management's and/or the Prudential Regulation Authority's (PRA) views on appropriate buffers above minimum required operating levels. NatWest Group plc's current capital strategy is based on the expected accumulation of additional capital through the accrual of retained earnings over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium-to-long term targets. NatWest Group intends to make capital distributions to its equity investors of certain amounts surplus to its publicly stated CET1 target, subject to macroeconomic conditions, via a combination of dividends and buybacks. In making dividends distribution and buyback decisions, consideration is given to previously guided ordinary dividend pay-out ratios, an intention to continue to help reduce the government's stake in the Group, and maximising shareholder value.

A number of factors may impact NatWest Group plc's ability to maintain its CET1 ratio target and achieve its capital strategy. These include:

- a depletion of its capital resources through increased costs or liabilities or reduced profits (for example, due to an increase in provisions due to a deterioration in UK economic conditions);
- an increase in the quantum of RWAs/Leverage Exposure in excess of that expected, including due to regulatory changes (including their interpretation or application), or a failure in internal controls or procedures to accurately measure and report RWAs/ Leverage Exposure;
- changes in prudential regulatory requirements including NatWest Group plc's Total Capital Requirement/Leverage Requirement set by the PRA, including Pillar 2 requirements, as applicable, and regulatory buffers as well as any applicable scalars; and
- reduced upstreaming of dividends from NatWest Group plc's subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc's target ratio; and limitations on the use of double leverage (i.e., NatWest Group plc's use of debt to invest in the equity of its subsidiaries, as a result of the Bank of England's and/or NatWest Group's evolving views on distribution of capital within groups).

A shortage or reduction of capital could in turn affect NatWest Group plc's capital ratio, and/or its ability to make capital distributions and in turn NatWest Group may not remain a viable, competitive or profitable banking business.

A minimum level of capital is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions such as NatWest Group plc which fail to meet the regulatory combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement may necessitate for NatWest Group plc reducing or ceasing discretionary payments to shareholders (including payments of dividends) and buybacks depending on the extent of the breach.

NatWest Group plc is required to maintain a set quantum of MREL set as the higher of its RWAs or the applicable leverage-based minimum capital requirement. The Bank of England has identified single point-of-entry at NatWest Group plc, as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity within NatWest Group that can externally issue securities that count towards its MREL, the proceeds of which can then be downstreamed to meet the internal MREL of its operating entities and intermediate holding companies.

If NatWest Group plc is unable to raise or retain the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries as required, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of customer and/or investor confidence, constrained or more expensive funding and be unable to make discretionary payments on capital instruments.

If, under a stress scenario, the level of regulatory capital or MREL falls outside of NatWest Group's risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could seek to take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the BRRD, as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group's applicable capital or leverage requirements may trigger the application of NatWest Group's recovery plan to remediate a deficient capital position.

Risk factors continued

NatWest Group's regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc's CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group plc will be written-down or converted into equity and there may be an issue of additional equity by NatWest Group plc, which could result in the reduction in value of the holdings of NatWest Group plc's existing shareholders.

The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms, or at all. Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect: NatWest Group's product offering, credit ratings, ability to operate its businesses, pursue its strategy and strategic opportunities, any of which may adversely affect NatWest Group. Refer to '*NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.*'; *and 'NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.*'

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group's liquidity and funding position and increase the cost of funding.

Rating agencies regularly review NatWest Group plc and other NatWest Group entities' credit ratings and outlooks. NatWest Group entities' credit ratings and outlooks could be negatively affected (directly and indirectly) by a number of factors that can change over time, including, without limitation: credit rating agencies' assessment of NatWest Group's strategy and management's capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity, and risk management practices; the level of political support for the sectors and regions in which NatWest Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to NatWest Group's legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment; political, geopolitical and economic conditions in NatWest Group's key markets (including inflation and interest rates), supply chain disruptions and the outcome of any further Scottish independence referendum, any reduction of the UK's sovereign credit ratings and market uncertainty. In addition, credit ratings agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit ratings analysis, as are investors in their investment decisions. Refer to '*A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group's reputation and on investors' risk appetite and customers' willingness to deal with NatWest Group.*'

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities, including, in particular, any downgrade below investment grade, or a deterioration in the capital markets' perception of NatWest Group's financial resilience could significantly affect NatWest Group's access to capital markets, reduce the size of its deposit base and trigger additional collateral or other requirements in its funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group's (and, in particular, NatWest Group plc's) liquidity and funding position, cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions, on favourable terms, or at all, with NatWest Group (and, in particular, with NatWest Group plc). This may in turn adversely affect NatWest Group's competitive position and threaten its prospects.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.

NatWest Group entities are subject to annual and other stress tests by their respective regulators in the UK and EU. Stress tests are designed to assess the resilience of banks such as NatWest Group to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that NatWest Group may need to take action to strengthen its capital position.

Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator may result in: NatWest Group's regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, all of which may adversely affect NatWest Group.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

Given the complexity of NatWest Group's business, strategy and capital requirements, NatWest Group relies on analytical and other models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group's mandated stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime (criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as external or internal fraud (collectively, financial crime)). NatWest Group's models, and the parameters and assumptions on which they are based, are periodically reviewed.

Risk factors continued

As model outputs are imperfect representations of real-world phenomena or simplifications of complex real-world systems and processes, and are based on a limited set of observations, model outputs therefore remain uncertain. NatWest Group may face adverse consequences as a result of actions or decisions based on models that are poorly developed, incorrectly implemented, outdated or used inappropriately. This includes models that are based on inaccurate or non-representative data (for example, where there have been changes in the micro or macroeconomic environment in which NatWest Group operates) or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed. This could result in findings of deficiencies by NatWest Group's regulators (including as part of NatWest Group's mandated stress testing) and increased capital requirements, may render some business lines uneconomic, may require management action or may subject NatWest Group to regulatory sanction, any of which in turn may also have an adverse effect on NatWest Group and its customers.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgements and assumptions take into account historical experience and other factors (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgements and assumptions (particularly those involving the use of complex models). Further, accounting policy and financial statement reporting requirements increasingly require management to adjust existing judgements, estimates and assumptions for the effects of climate-related, sustainability and other matters that are inherently uncertain and for which there is little historical experience which may affect the comparability of NatWest Group's future financial results with its historical results. Actual results may differ due to the inherent uncertainty in making climate-related and sustainability estimates, judgements and assumptions.

Accounting policies deemed critical to NatWest Group's results and financial position, based upon materiality and significant judgements and estimates, involve a high degree of uncertainty and may have a material impact on its results. For 2023, these include loan impairments, fair value, deferred tax and conduct and litigation provisions. These are set out in '*Critical accounting policies and sources of estimation uncertainty*'.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Changes in accounting standards may materially impact NatWest Group's financial results.

NatWest Group prepares its consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with IFRS as issued by the International Accounting Standards Board. Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also have a material adverse effect on NatWest Group.

From time to time, the International Accounting Standards Board may issue new accounting standards or interpretations that could materially impact how NatWest Group calculates, reports and discloses its financial results and financial condition, and which may affect NatWest Group capital ratios, including the CET1 ratio. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in '*Future accounting developments*'.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

NatWest Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England in the future deem NatWest Group's preparations to be inadequate.

NatWest Group is subject to regulatory oversight by the Bank of England and the PRA and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario.

Risk factors continued

In June 2022 the Bank of England communicated its assessment of NatWest Group's preparations and did not identify any shortcomings, deficiencies or substantive impediments although two areas were highlighted as requiring further enhancements. NatWest Group could be adversely affected should future Bank of England assessments deem NatWest Group's preparations to be inadequate.

If future Bank of England assessments identify a significant gap in NatWest Group's ability to achieve the resolvability outcomes or reveals that NatWest Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the Bank of England's assessment, potential action may include, but is not limited to, restrictions on NatWest Group's maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change its legal or operational structure, a requirement to cease carrying out certain activities, a requirement not to make discretionary distributions or undertake NatWest Group's shares buybacks, and/or a requirement to maintain a specified amount of MREL.

This may also impact NatWest Group's strategic plans and may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation, or lead to a loss of investor confidence.

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.

HM Treasury, the Bank of England, the PRA and the FCA (together, the 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These options may be applied to NatWest Group plc as the parent company or to any subsidiary where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities within NatWest Group, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability.

Under the UK Banking Act 2009, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the UK Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard provides that where resolution action is taken, the Authorities are required to ensure that no creditor is in a worse position than if the bank had entered into normal insolvency proceedings. Although, this safeguard may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments in circumstances where a stabilisation power is not also used, the UK Banking Act still requires the Authorities to respect the hierarchy on insolvency when using the write-down and conversion power. Further, holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions undertaken in relation to the ordinary shares and other securities issued by NatWest Group, which may depend on factors outside of NatWest Group's control. Moreover, the UK Banking Act provisions remain largely untested in practice, particularly in respect of resolutions of large financial institutions and groups.

If NatWest Group is at or is approaching the point such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of NatWest Group plc's ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding adverse effect on the market price of such ordinary shares and other NatWest Group securities.

Each of these actions may also have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Climate and sustainability-related risks

NatWest Group and its value chain face climate-related and sustainability-related risk that may adversely affect NatWest Group.

NatWest Group and its value chain (including its investors, customers, counterparties (including its suppliers) and employees) may face financial and non-financial risks arising from sustainability-related risks, including climate-related risks.

Climate and sustainability-related risks may:

- adversely affect asset pricing and valuations of NatWest Group's own and other securities and, in turn, the wider financial system;
- adversely affect economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes);
- adversely affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to climate and sustainability-related risks;

Risk factors continued

- trigger losses stemming directly or indirectly from liability risks and/or reputational damage, including as a result of adverse media coverage, activists, the public, customers, counterparties (including suppliers) and/or investors associating NatWest Group or its customers with adverse climate and sustainability-related issues;
- adversely affect NatWest Group's ability to deliver on its strategy, including achieving its climate ambitions and targets;
- exacerbate other risk categories to which NatWest Group is exposed, including credit risk, operational risk (including business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers), reputational risk, pension risk, regulatory compliance risk and conduct risk; and
- may have a material adverse effect on NatWest Group's reputation, future results, financial condition, and/or prospects (including cash flows, access to finance or cost of capital over the short, medium or long term).

Climate and sustainability matters are becoming increasingly political and polarised. Some customers, counterparties (including suppliers) and investors may decide not to do business with NatWest Group because, according to their own assessment, NatWest Group's strategy, ambitions and targets related to climate and sustainability do not meet their expectations, whereas others may decide not to do business with NatWest Group for failing to progress its climate and sustainability-related strategy, ambitions and targets or if they are of the view that they lack credibility.

If NatWest Group fails to identify, assess, prioritise, monitor and react appropriately to climate and sustainability-related risks, in a timely manner or at all, climate and sustainability-related physical, transition and liability risks and opportunities, changing regulatory and market expectations and societal preferences that NatWest Group, its customers, counterparties (including suppliers) face, this may have a material adverse effect on NatWest Group's business, future results, financial condition, prospects, reputation or the price of its securities.

Climate-related risks may adversely affect the global financial system, NatWest Group or its value chain.

Climate-related risks represent a source of systemic risk in the global financial system. The financial impacts of climate-related risks are expected to be widespread and may disrupt the orderly functioning of financial markets and have an adverse effect on financial institutions, including NatWest Group.

There are significant uncertainties as to the location, extent and timing of the manifestation of the physical impacts of climate change, such as more severe and frequent extreme weather events (storms, flooding, subsidence, heat waves, droughts and wildfires), rising average global temperatures and sea levels, nature loss, declining food yields, destruction of critical infrastructure, supply chain disruption and resource scarcity. Damage to NatWest Group customers' and counterparties'(including suppliers') properties and operations could disrupt business, result in the deterioration of the value of collateral or insurance shortfalls, impair asset values and negatively impact the creditworthiness of customers and their ability and/or willingness to pay fees, afford new products or repay their debts, leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group's portfolios.

In addition, NatWest Group's premises and operations, or those of its critical outsourced functions may experience damage or disruption leading to increased costs. Any of these may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

To meet the goals of the UK's Net Zero Strategy will require a net-zero transition across all sectors of the UK economy. The impacts of the extensive social, commercial, technological, policy and regulatory changes required to achieve this transition remain uncertain but are expected to be significant, subject to continuous changes and developments and may be disruptive across the global economy and markets, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently in a timely manner, or at all. NatWest Group's business and customers in some sectors, including but not limited to, residential mortgages, commercial real estate, agriculture (primary farming), automotive manufacturing, aviation, shipping, land transport and logistics (freight road, passenger rail and road), electricity generation and oil and gas are expected to be particularly impacted. The timing and pace of the net-zero transition is also uncertain, will depend on many factors and uncertainties and may be near-term, gradual and orderly, or delayed, rapid and disorderly, or a combination of these.

Climate-related risks may exacerbate the impact of financial and non-financial risks and they may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation, including as a result of financial losses caused directly or indirectly by climate-related litigation and conduct matters (referred to as 'liability risk'). Refer to '*NatWest Group may be subject to potential climate and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk*.'

NatWest Group and its value chain may, face other sustainability-related risks that may adversely affect NatWest Group.

NatWest Group and its value chain (including its investors, customers, counterparties (including its suppliers) and employees) may face financial and non-financial risks arising from broader (i.e. non-climate-related) sustainability issues. These include: (i) risks relating to nature loss (such as the loss and/or decline of the state of nature including but not limited to, the reduction of any aspect of biological diversity and other forms of environmental degradation such as air, water and land pollution, soil quality degradation and water stress); (ii) risks related to societal (including human rights) matters, for example, climate change and environmental degradation negatively impacting people's standard of living and health, geopolitical tensions and conflict endangering people's lives and security, the displacement of communities, the violation of indigenous people's rights, unjust working conditions and labour rights breaches (including discrimination, lack of diversity and inclusion, inequality, gender/ethnicity pay gap and payments under the minimum wage), modern slavery, financial crime, data privacy breaches and lack of support for the vulnerable; and (iii) governance-related risks (including board diversity, ethics, executive compensation and management structure).

Risk factors continued

NatWest Group is directly and indirectly exposed to multiple types of nature-related risks through the breadth of its activities, products and services offering, including through the risk of default by customers whose businesses are exposed to nature-related risks. In 2021, NatWest Group first classified '*Biodiversity and Nature Loss*' as an emerging risk for NatWest Group within its Risk Management Framework. From January 2024, NatWest Group has expanded its key risk definition from climate risk to climate and nature risk and updated its climate risk policy to reflect emerging nature-related risks and to capture requirements that go beyond climate risk.

NatWest Group supports the aims of the Task Force on Nature Related Financial Disclosure and continues to enhance its reporting and measurement capabilities, acknowledging challenges associated with data availability, while continuing to review evolving disclosure standards and framework. NatWest Group's approach is to integrate nature its existing strategy on climate, recognising there is still, much to do in understanding its impacts and dependencies on nature as well as our nature-related risks and opportunities. There is also increased scrutiny from NatWest Group's investors, customers, counterparties (including its suppliers), employees, communities, regulators, the media and other stakeholders on how NatWest Group addresses societal and governance related matters, including unjust working conditions and labour rights breaches, resilience in the workplace, safety and wellbeing, data protection and management, workforce management, human rights and value chain management. For example, NatWest Group's ambition is to support decarbonisation while promoting energy security, may lead to continued exposure to carbon-intensive activities and sectors regarded as posing high climate and nature-related and societal (including human rights) risks, (such as the textiles, agriculture and mining sectors) each of which may impact NatWest Group's employees, customers, counterparties (including suppliers) and stakeholders and their business activities and/or the communities in which they operate and, in turn, result in reputational risk for NatWest Group.

There is also growing expectation of the need for a 'just transition' and 'energy justice' – in recognition that the transition to net zero should happen in a way that is as fair and inclusive as possible to everyone concerned. Although NatWest Group continues to evaluate and assess how it integrates 'just transition' considerations into its climate and sustainability strategy, a failure (or perception of failure) by NatWest Group to sufficiently factor these considerations into existing products and service offerings may adversely affect NatWest Group, including NatWest Group's reputation.

In 2023, NatWest Group published its initial assessment of its 'salient human rights issues'. Human rights saliency assessments are high-level scoping exercises based on internal and external stakeholder engagement and involve subjective materiality and other judgements including as to severity and likelihood of human rights impacts. Failure by NatWest Group to identify, assess, prioritise and monitor any actual or potential adverse human rights issues that NatWest Group, contributes to, or is directly linked to, may adversely impact people and communities, which in turn may have a material adverse effect on NatWest Group's future results, financial condition, prospects and/or reputation.

Sustainability-related risks may have the potential to cause or stress other financial and non-financial risks, including climate-related risks, and they may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation, including as a result of financial losses caused directly or indirectly by sustainability-related litigation and conduct matters (referred to as 'liability risk'). Refer to '*NatWest Group may be subject to potential climate and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk*'.

NatWest Group's climate change related strategy, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

NatWest Group has an ambition to become a leading bank in the UK, helping to address the climate challenge. At NatWest Group's Annual General Meeting in April 2022, ordinary shareholders passed an advisory 'Say on Climate' resolution endorsing NatWest Group's previously announced strategic direction on climate change, including its ambitions to at least halve the climate impact of its financing activity by 2030, achieve alignment with the 2015 Paris Agreement and reach net zero across its financed emissions, assets under management and operational value chain by 2050. Further, in December 2022, NatWest Group published its science-based targets validated by Science Based Target Initiative for 79% of its lending book as at 31 December 2019 and 57% of debt securities and equity shares, excluding sovereign debt securities.

NatWest Group has also announced and in the future it may also announce other climate ambitions, targets and initiatives which support its aim to help addressing the climate challenge.

Making the changes necessary to achieve NatWest Group's strategic direction on climate change, including its climate ambitions and targets and executing its transition plan, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes, is likely to necessitate material changes to NatWest Group's business, operating model, its existing exposures and the products and services NatWest Group provides to its customers (potentially on accelerated timescales). NatWest Group may be required to (i) significantly reduce its financed emissions and its exposure to customers that do not align with a transition to net zero or do not have a credible transition plan in place, and (ii) divest or discontinue certain activities for regulatory or legal reasons or in response to the transition to a less carbon-dependent economy. Increases in lending and financing activities may wholly or partially offset some or all these reductions, which may increase the extent of changes and reductions necessary.

Making the necessary changes (or not making the necessary changes in a timely manner, or at all) may have a material adverse effect on NatWest Group's business and operations, financial condition, prospects and competitive position and NatWest Group's ability to achieve its climate and financial ambitions and targets, take advantage of climate change-related opportunities and generate sustainable returns.

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Risk factors continued

NatWest Group's ability to achieve its strategy, including its climate ambitions and targets, will significantly depend on many factors and uncertainties beyond NatWest Group's control. These include (i) the extent and pace of climate change, including the timing and manifestation of physical and transition risks; (ii) the macroeconomic environment; (iii) the effectiveness of actions of governments, legislators, regulators and businesses; (iv) the response of the wider society, investors, customers, suppliers and other stakeholders to mitigate the impact of climate and sustainability-related risks; (v) changes in customer behaviour and demand; (vi) appetite for new markets, credit appetite, concentration risk appetite, lending opportunities; (vii) developments in the available technology; (viii) the roll-out of low carbon infrastructure; and (ix) the availability of accurate, verifiable, reliable, auditable, consistent and comparable data. These external factors and other uncertainties will make it challenging for NatWest Group to meet its climate ambitions and targets and there is a significant risk that all or some of these ambitions and targets will not be achieved or not achieved within the intended timescales.

NatWest Group's ability to achieve its climate ambitions and targets depends to a significant extent on the timely implementation and integration of appropriate government policies. The UK CCC June 2023 Progress Report to the UK Parliament states that the rate of emissions reduction will need to significantly increase for the UK to meet its 2030 commitments and continued delays in policy development and implementation mean achievement is increasingly challenging. On 20 September 2023, the UK Government announced its revised plans on reducing emissions to reach net zero, including (i) delaying the proposed ban on the sale of petrol and diesel cars to 2035; (ii) not proceeding with new policies forcing landlords to upgrade the energy efficiency of their properties; and (iii) delaying the ban on new fossil fuel boilers for certain households. Accordingly, NatWest Group considers achievement of the following ambitions increasingly challenging (i) 50% of NatWest Group's mortgage portfolio to have an EPC rating of C or above by 2030; and (ii) to at least halve the climate impact of NatWest Group's financing activity by 2030, against a 2019 baseline.

NatWest Group has also stated that it plans to phase-out coal for UK and non-UK customers who have UK coal production, coal fired generation and coal related infrastructure by 1 October 2024, with a full global phase-out by 1 January 2030. Data challenges, particularly the lack of granular customer information, creates challenges in identifying customers with 'coal related infrastructure' (e.g. transportation and storage) and other customers with 'coal- related operations' within NatWest Group's large and diversified customer portfolios. Therefore, there is a risk that some customers with UK-based coal activities may not have been identified and that NatWest Group will not be able to identify all relevant activities to achieve these coal phase-out plans.

Any delay or failure in setting, making progress against or meeting NatWest Group's climate-related ambitions, targets and plans may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation and may increase the climate and sustainability-related risks NatWest Group faces.

There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.

Meaningful reporting of climate and sustainability-related risks and opportunities and their potential impacts and related metrics depends on access to accurate, reliable, verifiable, auditable, consistent and comparable climate and sustainability-related data from counterparties (including suppliers) or customers. Data may not be generally available or, if available, may not be accurate, reliable, verifiable, auditable, consistent, or comparable. Any failure of NatWest Group to proportionately collect or develop accurate, reliable, verifiable, auditable, consistent and comparable counterparty (including supplier) and customer data, may adversely affect NatWest Group's ability to prepare meaningful reporting which is relevant, represented in an accurate, verifiable, comparable and understandable way of the climate and sustainability-related risks and opportunities which may adversely affect NatWest Group's ability to meet external disclosure obligations and its reputation, business and its competitive position.

In the absence of other sources, reporting of financed emissions and other sustainability data by financial institutions, including NatWest Group, is necessarily based on aggregated information developed by third parties that may be prepared in an inconsistent way using different methodologies, interpretations, or assumptions. NatWest Group's climate and sustainability-related disclosures use a greater number and level of assumptions, judgements and estimates than many of its financial disclosures. These assumptions, judgements and estimates are highly likely to change materially over time, and, when coupled with the longer timeframes used in these climate and sustainability-related disclosures, make any assessment of materiality inherently uncertain.

In particular, in the absence of actual emissions monitoring and measurement, emissions estimates are based on sector and other assumptions that may not be accurate for a given counterparty (including supplier) or customer. There may also be data gaps that are filled using proxy data, such as sectoral averages or use of emissions estimated by a third party, again developed in a variety of ways and in some cases not in a timely manner causing data to be potentially outdated at the time when they are used.

Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate and sustainability-related risks. These include data quality gaps and limitations mentioned above, as well as the pace at which climate science, greenhouse gas accounting standards and various emissions reduction solutions develop. In addition, there is significant uncertainty about how climate change and the world's transition to a net-zero economy will unfold over time and how and when climate and sustainability-related risks will manifest. These timeframes are considerably longer than NatWest Group's historical and current strategic, financial, resilience and investment planning horizons.

Risk factors continued

As a result, NatWest Group's climate and sustainability-related disclosures may be amended, updated or restated in the future as the quality and completeness of NatWest Group's data and methodologies continue to improve. These data quality challenges, gaps and limitations may have a material impact on NatWest Group's ability to make effective business decisions about climate and sustainability-related risks and opportunities, including risk management decisions, to comply with disclosure requirements and to monitor and report progress in meeting ambitions, targets and pathways.

Climate-related risks are challenging to model due to their forward-looking nature, the lack of and/or quality of historical testing capabilities, lack of accuracy, standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes.

The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques largely depend on the choice of climate scenario modelling methodology and the assumptions made which involves a number of risks and uncertainties, for example:

- climate scenarios are not predictions of what is likely to happen or what NatWest Group would like to happen, rather they explore the possible implications of different judgements and assumptions by considering a series of scenarios;
- climate scenarios do not provide a comprehensive description of all possible future outcomes;
- lack of specialist expertise in NatWest Group that needs to rely on third party advice, modelling, and data which is also subject to many limitations and uncertainties;
- immaturity of modelling of and data on climate-related risks on financial assets which will presumably evolve rapidly in the coming years;
- the number of variables and the forward-looking nature of climate scenarios which makes them challenging to back test and benchmark;
- the significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, land systems, energy systems, technology, policy and wider society;
- the assumptions will continue to evolve with more data/information which may affect the baselines for comparability across reporting periods and impact internal and external verification processes; and
- the pace of the development of the methodologies across different sectors may be different and therefore it may be challenging to report on the whole balance sheet with regard to financed emissions.

Accordingly, these risks and uncertainties coupled with significantly long timeframes make the outputs of climate-related risk modelling, climate-related targets (including emission reduction targets) and pathways, inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

Furthermore, there is a lack of scientific, industry and regulatory consensus regarding the appropriate metrics, methodologies, modelling and standardised reporting to enable the assessment of the location, acuteness, and severity of climate-related risks and the monitoring and mitigation of these risks in the economy and financial system.

There is increasing industry concern (acknowledged by the Network for Greening the Financial System) that model scenarios, including those provided by central banks and supervisory bodies and are too benign and may not adequately capture: (i) the financial implications of increasing frequency and severity of acute physical risks as global temperatures increase; (ii) second and third order impacts such as disruptions to supply chains and increased geo-political risks; nor (iii) possible 'tipping points' that could lead to large, irreversible changes in the climate system (for example the melting of permafrost or the Greenland and Antarctic ice sheets).

Capabilities within NatWest Group to appropriately assess, model, report and manage climate-related risks and impacts and the suitability of the assumptions required to model and manage climate-related risks appropriately continue to develop. But such development is still in its early stages. Even when those capabilities are appropriately developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgements and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies or regulatory non-compliance, all of which may have a material adverse effect on NatWest Group's business, future results, financial condition, prospects, reputation and the price of its securities.

Failure to implement effective governance, procedures, systems and controls in compliance with legal, regulatory requirements and societal expectations to manage climate and sustainability-related risks and opportunities could adversely affect NatWest Group.

The UK's prudential regulation of climate-related risk management is an important driver in how NatWest Group develops its associated risk framework for financing activities or engaging with counterparties (including suppliers). Legislative and regulatory authorities are publishing expectations as to how banks should prudently manage and transparently disclose climate and sustainability-related risks. In the UK this includes the Bank of England's Supervisory Statement 3/19 on the management of climate-related financial risks, covering governance, risk management, scenario analysis and disclosure which sets out expectations that firms, such as NatWest Group, take a strategic approach to managing climate-related financial risks, identifying current risks and those that can plausibly arise in the future, and appropriate actions to mitigate those risks.

Risk factors continued

In March 2023 the Bank of England published a report setting out its latest thinking on climate-related risks and regulatory capital frameworks. It found there to be uncertainty over whether banks are sufficiently capitalised for future climate-related losses and it stated that it will undertake further analysis to explore whether changes to the regulatory capital frameworks may be required.

Any failure of NatWest Group to fully and timely embed climate and other sustainability-related risks into its risk management practices and framework to appropriately identify, assess, prioritise and monitor the various climate-related physical and transition risks and other sustainability-related risks and apply the appropriate product governance process in line with applicable legal and regulatory requirements and expectations, may adversely affect NatWest Group's regulatory compliance, prudential capital requirements, liquidity position and this may have a material adverse effect on NatWest Group's business, future results, financial condition, prospects, reputation or the price of its securities.

Increasing levels of climate and other sustainability-related laws, regulation and oversight may adversely affect NatWest Group.

NatWest Group as well as its subsidiaries in the UK, EU and elsewhere are increasingly becoming subject to more extensive climate and sustainability-related legal and regulatory requirements. In the UK, these include mandatory requirements by the FCA and under the Companies Act 2006 to make climate-related disclosures consistent with the recommendations of the Task Force on Climate-related Financial Disclosures.

In addition, in August 2023 the FCA set out its intention to consult in 2024 on rules and guidance for listed companies to disclose in line with the UK-endorsed ISSB standards and the Transition Plan Taskforce Disclosure Framework published in October 2023 as a complementary package. Further regulatory requirements may emerge as part of the developing UK sustainability-related disclosure requirements. In the EU, these climate and sustainability-related legal and regulatory requirements include the EU Taxonomy, the EU Corporate Sustainability Reporting Directive ('CSRD'), the EU Green Bond Standard and proposed EU Corporate Sustainability Due Diligence Directive ('CSDDD').

Certain non-UK subsidiaries of NatWest Group in the EU and elsewhere may also be subject to EU, national and other climate and sustainability laws and regulations which in some cases may differ. For example, NatWest Group's Dutch subsidiary, NWM N.V., is subject to the EU Taxonomy, CSRD, the proposed CSDDD, and other legal, regulatory and supervisory expectations relating to climate-related and environmental risk management and disclosure. A failure of NatWest Group or any of its subsidiaries, including NWM N.V., to comply with these regulations (if applicable), whether through insufficient resources, expertise, support, customer and counterparty data challenges or otherwise may have an adverse effect on NatWest Group's reputation and the successful implementation of NatWest Group's strategy.

In some jurisdictions, particularly the United States, regulatory and enforcement activity around climate and sustainability initiatives is becoming increasingly politicised. This has resulted in a polarisation between promoting more extensive climate and sustainability-related requirements, such as the proposed SEC climate disclosure rules, and challenging climate and sustainability-related initiatives on the basis of allegations that they could breach applicable laws.

Divergence between UK, EU, US and other climate and sustainability-related legal and regulatory requirements and their interpretation may increase the cost of doing business (including increased operating costs), may result in contentious regulatory and litigation risk, may require changes to NatWest Group's business and may restrict NatWest Group's access to the EU/EEA and US capital markets. Failure to comply with these divergent legal and regulatory requirements which are applicable to NatWest Group may result in NatWest Group and/or its subsidiaries not meeting applicable regulatory requirements or investors' expectations. Compliance with these complex and evolving climate and sustainability-related legal and regulatory requirements and voluntary standards and initiatives is likely to require NatWest Group to implement significant changes to its business models, IT systems, products, governance, internal controls over financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, result in higher capital requirements, and entail additional change risk and increased compliance, regulatory sanctions, conduct and litigation (including settlements) costs.

Failure to implement and comply with these requirements, standards and initiatives may also result in investigations and/or regulatory sanctions, reputational damage and investor disapproval each of which may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Increasing regulation of "greenwashing" is likely to increase the risk of regulatory enforcement and investigation and litigation.

Misrepresenting or over-emphasising the extent to which an investment or other type of product takes into account 'green', 'environmentally friendly', 'sustainable' or 'ethical' features and concerns, using misleading labels and language in relation to such products and/or omitting material information about NatWest Group's contribution to the climate crisis (including its direct or indirect contribution to greenhouse gas emissions), or other sustainability-related issues, could potentially result in complaints, regulatory investigation and/or sanction, claims and/or litigation and/or reputational damage.

This risk is likely to increase as the UK and other jurisdictions implement and enforce new anti-greenwashing regulations. For example, the FCA's Sustainability Disclosure Requirements and investment labels policy statement (PS 23/16) published in November 2023 includes a general anti-greenwashing rule that requires regulated firms (such as certain subsidiaries of NatWest Group) to ensure that sustainability claims in financial promotions of their products and services are consistent with the sustainability characteristics of the product or service and are fair, clear and not misleading.

Risk factors continued

The FCA has stated that it would publish guidance as to how regulated firms should comply with its anti-greenwashing rule including the requirements for sustainability claims that will become effective on 31 May 2024 (currently the subject of FCA consultation paper (GC23/3)). In the EU the European Commission has proposed a Green Claims Directive which will address false environmental claims and the proliferation of environmental labels by requiring certain claims to be substantiated with scientific evidence and independently verified.

Natwest Group plans to invest in voluntary carbon credits to mitigate emissions beyond its own value chain whilst transitioning towards a state of net zero emissions by 2050. NatWest Group may also be involved in trading voluntary carbon credits with its clients, or facilitating clients to trade these credits. Financial market and platform regulators are increasingly taking an interest in the voluntary carbon market and voluntary carbon credits retired, sold or traded by financial institutions or used by them as part of their own emissions reduction plans. NatWest Group could potentially be exposed to financial, litigation, regulatory enforcement and reputational risk where it retires, facilitates or is otherwise associated with voluntary carbon credit transactions or use (including use to offset own emissions). This includes where voluntary carbon credits are not of sufficient quality, potential issues or risks with respect to such carbon credits (or projects through which they are generated) are not adequately disclosed or stated benefits are exaggerated or misleading and/or such carbon credits are used either by NatWest Group or by a third party organisation (such as a customer) as a substitute for achieving appropriate emissions reductions in their own operations.

Any failure of NatWest Group to implement robust and effective climate and sustainability-related disclosure, communications and product governance policies, procedures and controls to make accurate public statements and claims about how environmentally friendly, sustainable or ethical NatWest Group's products and services are and to apply these in line with applicable legal and regulatory requirements and expectations, may adversely affect NatWest Group's regulatory compliance and/or reputation and could give rise to increased regulatory enforcement, investigation and litigation.

NatWest Group may be subject to potential climate and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Due to increasing new climate and sustainability-related jurisprudence, laws and regulations in the UK and other jurisdictions, growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including NatWest Group, may through their business activities, face increasing litigation, conduct, enforcement and contract liability risks related to climate change, nature-related degradation, human rights violations and other social, governance and sustainability-related issues.

These risks may arise, for example, from claims pertaining to:

- failure to meet obligations, targets or commitments relating to, or to disclose accurately, or provide updates on material climate and/or sustainability-related risks, or otherwise provide appropriate, balanced, clear, complete, correct, fair, meaningful, understandable, disclosure (which is capable of being substantiated) to investors, customers, counterparties (including suppliers) and other stakeholders;
- conduct, mis-selling and customer protection claims, including claims which may relate to alleged insufficient product understanding, unsuitable product offering and /or reliance upon information provided by NatWest Group or claims alleging unfair pricing of climate-related products, for example in relation to products where limited liquidity or reliable market data exists for benchmarking purposes or which may be impacted by future climate policy uncertainty or other factors;
- marketing that portrays products, securities, activities or policies as having positive climate, nature-related or sustainable outcomes to an extent that may not be the case, or may not adequately be qualified and/or omits material information about NatWest Group's contribution to the climate crisis and/or its direct / indirect contribution to greenhouse gas emissions or other sustainability-related issues;
- damages claims under various tort theories, including common law public nuisance claims, or negligent mismanagement of physical and/or transition risks;
- alleged violations of officers', directors' and other fiduciaries' duties, for example by financing various carbon-intensive, environmentally harmful or otherwise highly exposed assets, companies, and industries;
- changes in the understanding of what constitutes positive climate, nature-related or sustainable outcomes as a result of developing climate science, leading to discrepancy between current product offerings and investor and/or market and/or broader stakeholder expectations;
- any weaknesses or failures in specific systems or processes associated particularly with climate, nature-related or sustainability linked products, and/or human rights due diligence, including any failure in the timely implementation, onboarding and/or updating of such systems or processes;
- counterparties, collaborators, customers to whom NatWest Group provides services and third parties in NatWest Group's value chain who act, or fail to act, or undertake due diligence, or apply appropriate risk management and product governance in a manner that may adversely affect NatWest Group's reputation or sustainability credentials; or
- NatWest Group's or its customers', counterparties' (including suppliers') involvement in, or decision not to participate in, certain industries or projects associated with causing or exacerbating climate change and nature-related degradation.

Furthermore, there is a risk that shareholders, campaign groups, customers and activist groups could seek to take legal action against NatWest Group for financing or contributing to climate change, nature-related degradation and human rights violations, failure to implement or follow adequate governance procedures and for not supporting the principles of 'just transition' (i.e. maximising the social benefits of the transition, mitigating the social risks of the transition, empowering those affected by the change, anticipating future shifts to address issues up front and mobilising investments from the public and private sectors).

Risk factors continued

There is an increase in the number of legal, conduct and regulatory claims as well as an increase in the variety of legal bases being alleged, remedies sought and amount of damages awarded in legal, conduct and regulatory proceedings, investigations, administrative actions and other adversarial proceedings against financial institutions for climate and sustainability matters. There is a risk that as climate, nature-related and environmental science develop and societal understanding of these issues increases and deepens, courts, regulators and enforcement authorities may apply the then current understandings of climate and the broader sustainability-related matters retrospectively when assessing claims about historical conduct or dealings of financial institutions, including NatWest Group. There is also an increase in enforcement and litigation focusing on challenging public and private sector sustainability policies and initiatives intended to address climate change and nature-related degradation. Refer to '*NatWest Group is exposed to the risk of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group*'. In addition, supervisors and regulators are increasing their enforcement focus on climate and sustainability-related matters. For example, the ECB has stated that enforcement measures in the form of periodic penalty payments may be imposed on banks that do not fully align with ECB supervisory expectations of sound practices for managing climate and environmental risks.

These potential litigation, conduct, enforcement and contract liability risks may have a material adverse effect on NatWest Group's ability to achieve its strategy, including its climate ambitions and targets, and this may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group's reputation and on investors' risk appetite and customers' willingness to deal with NatWest Group.

ESG ratings from agencies and data providers which rate how NatWest Group manages environmental, social and governance risks are increasingly influencing investment decisions pertaining to NatWest Group's and/or its subsidiaries' securities or being used as a basis to label financial products and services as environmentally friendly or sustainable. ESG ratings are often (i) unsolicited; (ii) subject to the assessment and interpretation by the ESG rating agencies; (iii) provided without warranty; (iv) not a sponsorship, endorsement, or promotion of NatWest Group by the relevant rating agency; and (v) may depend on many factors some of which are beyond NatWest Group's control (e.g. any change in rating methodology). In addition, certain NatWest Group entities offer and sell products and services to customers and counterparties based exclusively or largely on a rating by an unregulated ESG rating agency or data providers. ESG rating agencies, at this stage, are not subject to any specific regulatory or other regime or oversight (although there are proposals by regulators in different jurisdictions to regulate rating agencies and data providers). Regulators have expressed concern that harm may arise from potential conflicts of interest within ESG rating and review or second party opinion providers and there is a lack of transparency in methodologies and data points, which renders ratings and reviews incomparable between agencies or providers. Any material reduction in the ESG ratings of NatWest Group may have a negative impact on NatWest Group's reputation, could influence investors' risk appetite for NatWest Group's and/or its subsidiaries' securities, particularly ESG securities, could potentially affect the pricing of securities issued by NatWest Group and/or its subsidiaries and could affect a customer's willingness to deal with NatWest Group..

A regulatory sanction or enforcement action involving an ESG rating agency used by a NatWest Group entity could also have a negative impact on NatWest Group's reputation.

Operational and IT resilience risk

Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group's businesses.

Operational risk is the risk of loss or disruption resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal and regulatory risks, third party processes, procedures, people or systems. NatWest Group operates in a number of countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers. As a result, operational risks or losses can arise from a number of internal or external factors (including for example, payment errors or financial crime and fraud), for which there is continued scrutiny by third parties of NatWest Group's compliance with financial crime requirements; refer to, '*NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.*' These risks are also present when NatWest Group relies on critical service providers (suppliers) or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of NatWest Group's strategy, and the organisational and operational changes involved, including: NatWest Group's phased withdrawal from ROI; NatWest Group's current cost-controlling measures; the progression towards working as One Bank across NatWest Group to serve customers; the implementation of the recommendations from the recent independent reviews by the law firm Travers Smith LLP of customer account closures, as well as the outcome of ongoing FCA and internal reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities including with respect to customer account closures; and conditions affecting the financial services industry generally (including macroeconomic and other geopolitical developments) as well as the legal and regulatory uncertainty resulting from these conditions. It is unclear as to how the future ways of working may evolve, including in respect of how working practices may further evolve, or how NatWest Group will evolve to best serve its customers. Any of the above may place significant pressure on NatWest Group's ability to maintain effective internal controls and governance frameworks.

Risk factors continued

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group.

Ineffective management of such risks may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group is subject to sophisticated and frequent cyberattacks.

NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group's supply chain, reinforcing the importance of due diligence of and close working relationship with the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest in additional capability designed to defend against emerging threats. In 2023, NatWest Group and its supply chain were subjected to a small number of Distributed Denial of Service ('DDOS') and ransomware attacks, which are a pervasive threat to the financial services industry. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group's customers. Consequently, NatWest Group continues to invest significant resources in developing and evolving of cybersecurity controls that are designed to minimise the potential effect of such attacks.

Third parties continue to make hostile attempts to gain access to, introduce malware (including ransomware) into and exploit potential vulnerabilities of, NatWest Group's IT systems. NatWest Group has information and cybersecurity controls that seek to minimise the impact of any such attacks, which are subject to review on a regular basis but given the nature of the threat, there can be no assurance that such measures will prevent the potential adverse effect of an attack from occurring. Refer to *'NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.'*

Any failure in NatWest Group's information and cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of, or ability to access, data or systems or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group's ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely reporting or notification of them, as appropriate (including, for example, the new SEC cybersecurity requirements). Furthermore, cyberattacks on NatWest Group's counterparties and suppliers may also have an adverse effect on NatWest Group's operations.

Additionally, third parties may induce employees, customers, third-party providers or other users with access to NatWest Group's systems to wrongfully disclose sensitive information to gain access to NatWest Group's data or systems or that of NatWest Group's customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group's employees or third parties, including third party providers, or may result from technological failure.

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue in relation to its overall resilience to withstand IT and IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which may have a material adverse effect on NatWest Group. Due to NatWest Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have an adverse effect on NatWest Group.

In accordance with the Data Protection Act 2018 and the European Union Withdrawal Act 2018, the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2019, as amended by the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2020 ('UK Data Protection Framework') and European Banking Authority ('EBA') Guidelines on ICT and Security Risk Management, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. A failure to monitor and manage data in accordance with the UK Data Protection Framework and EBA requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.

NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations, innovate its products offering, meet its regulatory obligations, and deliver its strategy. Investment is being made in data tools and analytics, including raising awareness around ethical data usage (for example, in relation to the use of artificial intelligence) and privacy across NatWest Group. The availability and accessibility of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus.

Risk factors continued

Failure to have or be able to access that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers' expectations including the inability to deliver products and services. This could also result in a failure to deliver NatWest Group's strategy and could place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes, which could result in a failure to deliver NatWest Group's strategy.

These data weaknesses and limitations, or the unethical or inappropriate use of data, and/or non-compliance with data protection laws could give rise to conduct and litigation risks and may increase the risk of operational challenges, losses, reputational damage or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.

NatWest Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group's transactional and payment systems, financial crime, fraud systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems (some of which are owned and operated by other entities in NatWest Group or third parties), as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group's operations.

Individually or collectively, any system failure, loss of service availability or breach of data security could potentially cause significant damage to: (i) important business services across NatWest Group and (ii) NatWest Group's ability to provide services to its customers, which could result in reputational damage, significant compensation costs and regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect NatWest Group's regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers and talent. NatWest Group outsources certain functions as it innovates and offers new digital solutions to its customers to meet the demand for online and mobile banking. Outsourcing alongside remote working heighten the above risks.

NatWest Group uses IT systems that enable remote working interface with third-party systems, and NatWest Group could experience service denials or disruptions if such systems exceed capacity or if NatWest Group or a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.

In 2023, NatWest Group made considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group also continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cybersecurity. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges or otherwise, may adversely affect NatWest Group's operations, its reputation and ability to retain or grow its customer business or adversely affect its competitive position.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.

NatWest Group's success depends on its ability to attract, retain through creating an inclusive environment, and develop highly skilled and qualified diverse personnel, including senior management, directors and key employees (including technology and data focused roles), in a highly competitive market and under internal cost efficiency pressures.

NatWest Group's ability to attract, retain and develop highly skilled and qualified diverse senior management (this may include a new permanent CEO in 2024) and skilled personnel may be more difficult due to the cost-controlling measures, a failure to pay employees competitive compensation, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements (in particular those of banks that have been in receipt of government support such as NatWest Group). In addition, certain economic, market and regulatory conditions and political developments may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or may increase the number of departures of existing employees. Moreover, a failure to foster a diverse and inclusive workforce may adversely affect NatWest Group's employee engagement and the formulation and execution of its strategy and could also have an adverse effect on its reputation with employees, customers, investors and regulators.

Many of NatWest Group's employees in the UK, the ROI and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so may adversely affect NatWest Group's ability to operate its business effectively.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Risk factors continued

A failure in NatWest Group's risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of NatWest Group's activities and delivery of its long-term strategy. NatWest Group's Enterprise-Wide Risk Management Framework sets out the approach for managing risk within NatWest Group including in relation to risk governance and risk appetite. A failure to adhere to this framework, or any material weaknesses or deficiencies in the framework's controls and procedures, could adversely affect NatWest Group's financial condition and strategic delivery including in relation to inaccurate adherence to agreed risk appetite statements and accurate risk reporting of risk exposures.

In addition, financial crime risk management is dependent on the use and effectiveness of financial crime assessment, systems and controls. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and/or reputational damage. Financial crime continues to evolve, whether through fraud, scams, cyberattacks or other criminal activity. These risks are exacerbated as NatWest Group continues to innovate its product offering and increasingly offers digital solutions to its customers. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. As part of its ongoing programme of investment, there is current and future investment planned to further strengthen financial crime controls over the coming years, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems.

Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, manual processes and controls, inaccurate data, inadequate IT systems, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management or insufficient challenges or assurance processes or a failure to commence or timely complete risk remediation projects. Failure to manage risks effectively, or within regulatory expectations, could adversely affect NatWest Group's reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

NatWest Group's operations are inherently exposed to conduct risks, which include business decisions, actions or reward mechanisms that are not responsive to or aligned with NatWest Group's regulatory obligations, customers' needs or do not reflect NatWest Group's strategy, ineffective product management, unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, inappropriate behaviour towards customers, customer outcomes, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement.

NatWest Group's businesses are also exposed to risks from employee, contractor or service providers misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes and fraud), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. Hybrid working arrangements for NatWest Group employees place heavy reliance on the IT systems that enable remote working and may place additional pressure on NatWest Group's ability to maintain effective internal controls and governance frameworks and increase operational risk.

Hybrid working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime.

NatWest Group seeks to embed a risk awareness culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in risk management, including the ongoing development of a risk management strategy in line with regulatory expectations. However, such efforts may not insulate NatWest Group from instances of misconduct and no assurance can be given that NatWest Group's strategy and control framework will be effective. Any failure in NatWest Group's risk management framework may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group's operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder or the public's expectations, including with respect to NatWest Group's strategy and related targets, the progression towards working as One Bank across NatWest Group to serve customers or due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. Refer to '*NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.*' This includes harm to its brand, which may be detrimental to NatWest Group's business, including its ability to build or sustain business relationships with customers, stakeholders and regulators, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is, or there is perceived to be, a material lapse in standards of integrity, compliance, customer or operating efficiency, or regulatory or press scrutiny, and may adversely affect NatWest Group's ability to attract and retain customers. For example, NatWest Group's reputational risks were elevated during 2023 as a result of the departure of its CEO in connection with account closures and related use of customer data that attracted significant public and media attention.

Risk factors continued

In particular, NatWest Group's ability to attract and retain customers (particularly, corporate/institutional and retail depositors), and talent, and engage with counterparties may be adversely affected by factors including: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group's financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short timeframes and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although NatWest Group has implemented a Reputational Risk Policy to identify, measure and manage material reputational risk exposures, NatWest Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Any of the above aspects of reputational risk may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Legal, regulatory and conduct risk

NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.

NatWest Group is subject to extensive laws, regulations, guidelines, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates, which represents ongoing compliance and conduct risks. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks, particularly as EU/EEA and UK laws diverge as a result of Brexit. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

Regulators and governments continue to focus on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Measures have included: enhanced capital, liquidity and funding requirements, through initiatives such as the Basel 3.1 standards implementation (and any resulting effect on RWAs and models), the UK ring-fencing regime, the strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II and the FSM Act 2023), LIBOR transition, corporate governance requirements, rules relating to the compensation of senior management and other employees, enhanced data protection and IT resilience requirements, financial market infrastructure reforms, enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection (such as the FCA's Consumer Duty) in retail or other financial markets, competition and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities of the jurisdictions in which NatWest Group operates. The competitive landscape for banks and other financial institutions in the UK, EU/EEA, Asia and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas. Regulatory and competition authorities, including the CMA, are also looking at and focusing more on how they can support competition and innovation in digital and other markets. Future competition investigations, market reviews, or the regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely affect NatWest Group's competitive or financial position.

Recent regulatory changes and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny may have an adverse effect (some of which could be material) on NatWest Group include, but are not limited to, the following:

- General changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
- Rules relating to foreign ownership, expropriation, nationalisation and confiscation or appropriation of assets;
- Increased scrutiny including from the CMA, FCA and Payment Systems Regulator ('PSR') for the protection and resilience of, and competition and innovation in, digital and other markets, UK payment systems (with the development of the government's National Payments Vision and Strategy) and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
- The ongoing compliance by NatWest Group with CMA's Market Orders including the Retail Banking Market Order 2017 (the 'Order') and SME Undertakings as well as legislation being drafted to introduce penalties for breaches of such requirements (in addition to the current customer remediation requirements);
- Ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny (from the PSR) of the Visa and Mastercard card schemes;
- Increased risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law;
- New or increased regulations relating to customer data protection as well as IT controls and resilience, such as the proposed UK Data Protection and Digital Information Bill (No 2) and in India, the Digital Personal Data Protection Bill 2022;

Risk factors continued

- The introduction of, and changes to, taxes, levies or fees applicable to NatWest Group's operations, such as the introduction of global minimum tax rules, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
- The potential introduction by the Bank of England of a Central Bank Digital Currency which could result in deposit outflows, higher funding costs, and/or other implications for UK banks including NatWest Group;
- Regulatory enforcement in the form of PRA imposed financial penalties for failings in banks' regulatory reporting governance and controls, and ongoing regulatory scrutiny, and the PRA's thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group;
- 'Dear CEO' letters issued by the Bank of England from time to time;
- Recent or proposed US regulations around cybersecurity incidents, climate disclosures and other climate and sustainability-related rules;
- New or increased regulations relating to financial crime (including the new criminal offence of failure to prevent fraud), and
- Any regulatory requirements relating to the use of artificial intelligence and large language models across the financial services industry (such as the European Union Artificial Intelligence Act).

Any of these developments (including any failure to comply with new rules and regulations) could also have an adverse effect on NatWest Group's authorisations and licences, the products and services that NatWest Group may offer, its reputation and the value of its assets, NatWest Group's operations or legal entity structure, and the manner in which NatWest Group conducts its business. Material consequences could arise should NatWest Group be found to be non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group's ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NatWest Group to comply with such laws, rules and regulations, may adversely affect NatWest Group's business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group's ability to engage in effective business, capital and risk management planning.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

NatWest Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant civil actions (including those following on from regulatory sanction), as well as criminal, regulatory and governmental proceedings. NatWest Group has resolved a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe, Asia and other jurisdictions.

NatWest Group is, has recently been or will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, including in relation to the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery and various other issues. There is also an increasing risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law.

Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group's expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations include: NWM Plc's December 2021 spoofing-related guilty plea in the United States that was agreed with the US Department of Justice, and involves a three-year period of probation, an independent corporate monitor and the ongoing implementation of recommendations made by it, and commitments to compliance programme reviews and improvements and reporting obligations. Ongoing matters include the implementation of recommendations made by the law firm Travers Smith LLP following independent reviews into issues that had arisen from treatment of a customer in connection with an account closure decision that attracted significant public attention and related interactions with the media, and certain account closures more generally. NatWest Group plc has received reports in connection with the Travers Smith reviews, and published summaries of the key findings and recommendations in October and December 2023. In addition, NatWest Group plc is conducting internal reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities, including with respect to customer account closures and the FCA is conducting supervisory work into how the governance, systems and controls of NatWest Group and Coutts & Company are working, to identify and address any significant shortcomings. For additional information relating to legal, regulatory proceedings and matters to which NatWest Group is exposed, refer to '*Litigation and regulatory matters*' at Note 26 to the consolidated accounts.

Risk factors continued

Recently resolved matters or adverse outcomes or resolution of current or future legal, regulatory or other matters, including conduct-related reviews, redress projects or the subject matter and outcomes of any of the independent or internal reviews described above, could increase the risk of greater regulatory and third-party scrutiny and/or result in future legal or regulatory actions, and could have material financial, reputational, or collateral consequences for NatWest Group's business and result in restrictions or limitations on NatWest Group's operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results and implications of which are uncertain.

Disqualification from carrying on any activities, whether automatically as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely affect NatWest Group's business, in particular in the US. This in turn and/or any fines, settlement payments or penalties may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Failure to comply with undertakings made by NatWest Group to its regulators, or the conditions of probation resulting from the spoofing-related guilty plea, may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group's operations, additional supervision by NatWest Group's regulators, and loss of investor confidence.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, capital position, reputation or its ability to meet regulatory capital adequacy requirements.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

In accordance with the accounting policies set out in '*Critical accounting policies and sources of estimation uncertainty*', NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £1.019 billion as at 31 December 2023. Changes to the treatment of certain deferred tax assets may impact NatWest Group's capital position. In addition, NatWest Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Any of the above may have a material adverse effect on NatWest Group's future results, financial condition, prospects, and/or reputation.

Material contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

B Share Acquisition and Contingent Capital Agreement

On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the Acquisitions) and agreed the terms of HM Treasury's contingent subscription (the Contingent Subscription) for an additional £8 billion in aggregate in the form of further B shares (the Contingent B shares), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

On 16 December 2013, the company announced that, having received approval from the PRA, it had terminated the £8 billion Contingent Subscription. The company was able to cancel the Contingent Subscription as a result of the actions announced in the second half of 2013 to further strengthen its capital position.

On 9 October 2015, the company announced that on 8 October 2015, it had received a valid conversion notice from HM Treasury in respect of all outstanding B shares held by HM Treasury. The new ordinary shares issued on conversion of the B shares were admitted to the official list of the UK Listing Authority (UKLA), and to trading on the London Stock Exchange plc, on 14 October 2015. Following such conversion, HM Treasury no longer holds any B shares.

The company gave certain representations and warranties to HM Treasury on the date of the Acquisition and Contingent Capital Agreement, on the date the circular was posted to shareholders, on the first date on which all of the conditions precedent were satisfied, or waived, and on the date of the Acquisitions. The company also agreed to a number of undertakings.

The company agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions.

For as long as it is a substantial shareholder of the company (within the meaning of the UKLA’s Listing Rules), HM Treasury has undertaken not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote

Directed Buyback Contract

On 7 February 2019, the company and HM Treasury entered into the Directed Buyback Contract to help facilitate the return of the company to full private ownership through the use of any excess capital to buy back the company’s ordinary shares held by HM Treasury.

Under the terms of the Directed Buyback Contract, the company may agree with HM Treasury to make off-market purchases from time to time of its ordinary shares held by HM Treasury, including by way of one or more standalone purchases, through a non-discretionary, broker-managed directed trading programme, or in conjunction with any offer or sale by HM Treasury by way of an institutional placing. Neither the company nor HM Treasury would be under an obligation to agree to make such off-market purchases and would only do so subject to regulatory approval at the time.

The aggregate number of ordinary shares which the company may purchase from HM Treasury under the Directed Buyback Contract will not exceed 4.99%. of the company’s issued share capital and the aggregate consideration to be paid will not exceed 4.99%. of the company’s market capitalisation. The price to be paid for each ordinary share will be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

To date, the company has made three separate off-market purchases under the Directed Buyback Contract. One purchase took place in 2021, the second purchase took place in 2022, and another took place in 2023.

On 19 March 2021, the company announced that it had agreed with HM Treasury to make an off-market purchase under the Directed Buyback Contract for the total consideration of £1,125,341,269 for 590,730,325 ordinary shares representing 4.86% of the company’s issued share capital at that point in time.

On 28 March 2022, the company announced an off-market purchase of 549,851,147 ordinary shares for the total consideration of £1,212,421,779. The purchased ordinary shares represented 4.91% of the company’s issued share capital at the time (excluding treasury shares). This took HM Treasury's ownership in the company below 50% for the first time since 2008.

On 22 May 2023, the company announced an off-market purchase of 469,200,081 ordinary shares for a total consideration of £1,259,333,017. The purchased ordinary shares represented 4.95% of the company's issued ordinary share capital at the time (excluding treasury shares).

Material contracts continued

Framework and State Aid Deed

As a result of the State Aid granted to the company, it was required to work with HM Treasury to submit a State Aid restructuring plan to the European Commission (EC), which was then approved by the EC under the State Aid rules on 14 December 2009. The company agreed a series of measures which supplemented the measures in the company's strategic plan.

The company entered into a State Aid Commitment Deed with HM Treasury at the time of the initial EC decision and, following the EC's approval of amendments to the restructuring plan in April 2014, the company entered into a revised State Aid Commitment Deed with HM Treasury. In September 2017, the revised State Aid Commitment Deed was amended by a Deed of Variation (as so amended, the 'Revised State Aid Commitment Deed') following the EC's approval of an alternative remedies package (the 'Alternative Remedies Package') to replace the company's final outstanding commitment under its State Aid obligations (to divest the business previously known as Williams & Glyn)

On 25 April 2018, the Revised State Aid Commitment Deed was replaced by the Framework and State Aid Deed between the company, HM Treasury and an independent body established to facilitate and oversee the delivery of the Alternative Remedies Package (the 'Independent Body'). Under the Framework and State Aid Deed, the company agrees to do all acts and things necessary to ensure that HM Treasury is able to comply with its obligations under any EC decision approving State Aid to the company, including under the Alternative Remedies Package.

Pursuant to the Framework and State Aid Deed, the company has committed: (i) £425 million into a fund for eligible bodies in the UK banking and financial technology sectors to develop and improve their capability to compete with the company in the provision of banking services to small and medium-sized enterprises (SMEs) and develop and improve the financial products and services available to SMEs (the 'Capability and Innovation Fund'); and (ii) £275 million to eligible bodies to help them incentivise SME banking customers within the division of the company previously known as Williams & Glyn to switch their business current accounts and loans to the eligible bodies (the 'Incentivised Switching Scheme').

The company has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the Incentivised Switching Scheme. In addition, under the terms of the Alternative Remedies Package, should the uptake within the Incentivised Switching Scheme not be sufficient, the company may be required to make a further contribution, capped at £50 million. The Independent Body will distribute funds from the Capability and Innovation Fund and implement the Incentivised Switching Scheme.

Under the Framework and State Aid Deed, the company also agreed to indemnify the Independent Body and HM Treasury, up to an amount of £320 million collectively to cover liabilities that may be incurred in implementing the Alternative Remedies Package. The provisions of the indemnity to the Independent Body are set out in the Framework and State Aid Deed and the provisions of the indemnity to HM Treasury are set out in a separate agreement between the company and HM Treasury, described under "*Deed of Indemnity*" below.

The Framework and State Aid Deed also provides that if the EC adopts a decision that the UK Government must recover any State Aid (a 'Repayment Decision') and the recovery order of the Repayment Decision has not been annulled or suspended by the General Court or the European Court of Justice, then the company must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.

Deed of Indemnity

In the context of the Framework and State Aid Deed, the company entered into a Deed of Indemnity with HM Treasury on 25 April 2018, pursuant to which the company agreed to indemnify HM Treasury to cover liabilities that may be incurred in implementing the Alternative Remedies Package, as described under "Framework and State Aid Deed" above.

Trust Deed

In the context of the Framework and State Aid Deed, the company entered into a Trust Deed with the Independent Body on 25 April 2018, to set up a trust to administer the funds committed by the company under the Framework and State Aid Deed for the Alternative Remedies Package.State Aid Costs Reimbursement Deed

Under the 2009 State Aid Costs Reimbursement Deed, the company has agreed to reimburse HM Treasury for fees, costs and expenses associated with the State Aid and State Aid approval.

HMT and UKFI Relationship Deed

On 7 November 2014, in order to comply with an amendment to the UK Listing Rules, the company entered into a Relationship Deed with HM Treasury and UK Financial Investments Limited in relation to the company's obligations under the UK Listing Rules to put in place an agreement with any controlling shareholder (as defined for these purposes in the Listing Rules). The Relationship Deed covers the three independence provisions mandated by the Listing Rules: (i) that contracts between the company and HM Treasury (or any of its subsidiaries) will be arm's length and normal commercial arrangements, (ii) that neither HM Treasury nor any of its associates will take any action that would have the effect of preventing the company from complying with its obligations under the Listing Rules; and (iii) neither HM Treasury nor any of its associates will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules.

Material contracts continued

Memorandum of Understanding Relating to The Royal Bank of Scotland Group Pension Fund

On 16 April 2018 the company entered into a Memorandum of Understanding (the ‘MoU’) with the trustee of The Royal Bank of Scotland Group Pension Fund (the ‘Group Fund’), which aimed to facilitate both the necessary changes to the Main Section of the Group Fund to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation of the Main Section of the Group Fund (brought forward from 31 December 2018).

In addition, the MoU also provided clarity on the additional related funding contributions required to be made by the company to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to RBS shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £500 million before tax).

Framework Agreement Relating to the NatWest Group Pension Fund

On 28 September 2018, National Westminster Bank plc (NWB Plc) entered into a framework agreement (the ‘Framework Agreement’) with, among others, the trustee (‘Trustee’) of the NatWest Group Pension Fund (the ‘Group Fund’). Amongst others, the Framework Agreement set out the funding contributions required to be made by NatWest Group to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to NatWest Group shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £471 million before tax). Pursuant to funding requirements in the Framework Agreement, NatWest Group made contributions to the Main Section of the Group Fund in an aggregate amount of £500 million in 2021 and £500 million in 2022.

On 6 February 2023, NWB Plc and the Trustee entered into an amendment to the Framework Agreement, a supplemental framework agreement and a revised Schedule of Contributions to, among others, restructure the requirement to make a distribution-linked contribution to the Main Section of the Group Fund of up to £500 million (before tax) in 2023. In place of this requirement, NWB Plc and the Trustee agreed to establish a bankruptcy remote reservoir trust to hold assets with a value equivalent to £471 million under the continuing control of NWB Plc. These assets would become transferrable to the Main Section of the Group Fund in the event that specified payment triggers, reflecting a funding requirement, were met in two consecutive financial years. The bankruptcy remote reservoir trust arrangement was given effect through NWB Plc and the Trustee, among others, entering into a suite of related agreements in May 2023. These documents include a Reservoir Trust Deed, a Payment Triggers Agreement and a Security Agreement. Together they establish the reservoir trust and set out the circumstances under which assets are payable to the Group Fund or NWB Plc.

Shareholder information

Financial calendar

Dividends

Ex-dividend dates

14 March 2024	Ordinary shares (2023 final)
2 May and 28 November 2024	Cumulative preference shares

Record dates

15 March 2024	Ordinary shares (2023 final)
3 May and 29 November 2024	Cumulative preference shares

Payment dates

29 April 2024	Ordinary shares (2023 final)
31 May and 31 December 2024	Cumulative preference shares

Annual General Meeting

The AGM will be held on 23 April 2024. Further details will be set out in our Notice of AGM which will published on our website at natwestgroup.com

Results

26 April 2024 - Q1 results
26 July 2024 - Interim results
25 October 2024 - Q3 results

Manage your shareholding online

Log into Investor Centre at investor.centre.co.uk and you can:

- choose to go paperless
- have dividends paid straight into your bank account
- view any outstanding payments
- view shareholdings
- change address details.

Our Registrar

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol
BS99 6ZZ

Telephone: +44 (0)370 702 0135
Website: www-uk.computershare.com/investor

Copies of the Annual Report and Accounts

You can download copies from our website at natwestgroup.com

Contact the Registrar on the number above if you need a hard copy, or a Braille or audio version of the Strategic Report.

ShareGift

ShareGift is a free charity donation service operated by The Orr Mackintosh Foundation. If you would like to donate shares to charity, contact ShareGift at:

ShareGift, The Orr Mackintosh Foundation (registered charity 1052686),
4th Floor, 67/68 Jermyn Street
London
SW1Y 6NY

Telephone: +44 (0)20 7930 3737
Website: www.sharegift.org

American Deposit Receipts (ADRs)

Our ordinary shares are traded on the New York Stock Exchange via an ADR facility. ADRs are quoted and traded in US dollars in the US securities market and the dividends are paid to investors in US dollars. Bank of New York Mellon are the depository bank for our ADR programme and their contact details can be found below:

Email: shrrelations@cpushareownerservices.com,
Tel: Toll free in USA +1888 269 2377
International calls +1 201 680 6825

Shareholder information continued

Share price information

Details of our latest and historic share prices can be found on our website at natwestgroup.com

Shareholder security

Shareholders should be wary of cold callers offering to the chance to buy or sell shares, often with the promise of returns that sound too good to be true. Fraudsters use sophisticated and persuasive tactics to pressure shareholders into high-risk investments or scams.

Check the Financial Conduct Authority's (FCA) register at www.fca.org.uk to make sure that the company contacting you is authorised. Don't give any personal details to any caller unless you're certain that they are genuine. It is unlikely that companies authorised by the FCA will contact you unexpectedly. We strongly recommend that you seek independent professional advice from an FCA authorised adviser before making any investment.

Report a scam

If you think that you have been approached by fraudsters, or have any concerns about a potential scam, contact the FCA's Consumer Helpline on 0800 111 6768 or use their Share Fraud Reporting Form which can be found on their website at www.fca.org.uk/scams. You can also contact Action Fraud on 0300 123 2040 or visit www.actionfraud.org.uk

Analysis of ordinary shareholders

At 31 December 2023	Shareholdings	Number of shares	%
Individuals	157,889	83,297,793	0.94
Banks and nominee companies	1662	8,642,080,822	96.11
Investment trusts	39	289,957	0.00
Insurance companies	2	2,136	0.00
Other companies	406	33,604,044	0.37
Pension trusts	16	36,564	0.00
Other corporate bodies	66	232,425,660	2.58
	160,080	8,991,736,976	100.00
Range of shareholdings:			
1 - 1,000	139,605	33,104,907	0.37
1,001 - 10,000	18,728	42,293,218	0.47
10,001 - 100,000	852	26,741,390	0.30
100,001 - 1,000,000	492	186,402,587	2.07
1,000,001 - 10,000,000	315	1,088,703,837	12.11
10,000,001 and over	88	7,614,491,037	84.68
	160,080	8,991,736,976	100.00

Shareholder information continued

Important addresses

Shareholder enquiries

Registrar

Computershare Investor Services PLC
The Pavilions Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)370 702 0135
Website: www-uk.computershare.com/investor

ADR Depositary Bank

BNY Mellon Shareowner Services
PO Box 505000
Louisville, KY 40233-5000

Direct Mailing for overnight packages:

BNY Mellon Shareowner Services
462 South 4th Street
Suite 1600
Louisville KY 40202

Telephone: 1-888-269-2377 (US callers – toll free)
Telephone: +1 201 680 6825 (International)
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Corporate, Governance

NatWest Group plc
PO Box 1000, Gogarburn
Edinburgh, EH12 1HQ

Investor Relations

250 Bishopsgate, London
EC2M 4AA, England
Email: investor.relations@natwest.com

Registered office

36 St Andrew Square
Edinburgh, EH2 2YB
Registered in Scotland No. SC45551

Website

www.natwestgroup.com

Principal offices

NatWest Group plc

PO Box 1000, Gogarburn
Edinburgh, EH12 1HQ

National Westminster Bank Plc

250 Bishopsgate, London
EC2M 4AA, England

The Royal Bank of Scotland plc

PO Box 1000, Gogarburn
Edinburgh, EH12 1HQ

Coutts & Company

440 Strand, London
WC2R 0QS, England

NatWest Markets Plc

250 Bishopsgate, London
EC2M 4AA, England

NatWest Markets N.V.

Claude Debussylaan, 94
Amsterdam, 1082 MD

The Royal Bank of Scotland International Limited

Royal Bank House, 71 Bath Street
St Helier, JE4 8PJ

Presentation of information

In the Annual Report and Accounts, unless specified otherwise, 'parent company' refers to NatWest Group plc, and 'NatWest Group', 'Group' or 'we' refers to NatWest Group plc and its subsidiaries. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH Limited') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWM N.V. Group' refers to NatWest Markets N.V. and its subsidiary and associated undertakings The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'UBIDAC' refers to Ulster Bank Ireland DAC. The term 'RBSI Ltd' refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling ('GBP'), respectively, and references to 'pence' represent pence where amounts are denominated in pounds sterling. Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Forward looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group's initial area of focus, climate and sustainability-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing and financed emissions.

In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group's strategy (including in relation to: cost-controlling measures, the Commercial & Institutional segment and achieving a number of various targets within the relevant timeframe); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group's exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promoter Score; employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group's strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc's Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to GDP growth, inflation and interest rates, political uncertainty and instability, supply chain disruption and geopolitical tensions and armed conflict); changes in foreign currency exchange rates; uncertainty regarding the effects of Brexit; and HM Treasury's ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group's strategy; future acquisitions and divestments (including the phased withdrawal from ROI), and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group's ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgements, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgements, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group's future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate-related and sustainability-related risks; both the execution and reputational risk relating to NatWest Group's climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; the failure to implement climate change resilient governance, systems, controls and procedures; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; increasing anti-greenwashing regulations; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk; and reductions in ESG ratings); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group's risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

Climate and sustainability-related disclosures

Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards ('IFRS'), use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Refer to the cautionary statement in the section entitled 'Climate-related and other forward-looking statements and metrics' in the NatWest Group 2023 Climate-related Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS (Non-IFRS) and/or alternative performance measures (APMs) as defined in European Securities and Markets Authority (ESMA) guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.


NatWest
Group

NatWest Group plc
36 St Andrew Square
Edinburgh, EH2 2YB
www.natwestgroup.com


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